Form 20-F
period 2023-12-31
FORMULA SYSTEMS (1985) LTD
filed 2024-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, the registrant had 15,332,667 outstanding ordinary shares, NIS 1 par value, of which 141,398 were represented by American Depositary Shares.

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

Yes ☐  No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive – based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues;

●	the lengthy development cycles for a portion of our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment;

●	risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s invasion of Ukraine, wide-spread viruses and epidemics or fluctuations in currency exchange rates;

●	the duration of macroeconomic headwinds caused by inflation, relatively high interest rates and currency exchange rate movements, and their impact on our revenues, profitability and cash flows; and

●	risks related to our and our subsidiaries’ principal location in Israel.

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

The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

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

Summary of Risks Related to Our Business, Our Industry and Our Financial Condition

●	The implementation of our M&A growth strategy involves significant risks, and the failure to integrate acquired companies successfully may adversely affect our future results.

●	If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

●	Our development cycles are often lengthy, and we may incur significant expenses before we generate revenues, if any, from our solutions.

●	Macro-economic headwinds may adversely impact our revenues, profitability and cash flows.

●	Our inability to respond to the evolving technological environment could materially affect our results of operations.

●	Highly skilled research and development, product implementation, customer support and other personnel are difficult to retain, and an increased investment by us in such personnel may reduce our profitability.

●	Failure to manage our growth— both organic and non-organic—could harm our business.

●	The market for software solutions and related services is highly competitive and dynamic.

●	If we fail to successfully plan and manage changes in the size of our operations in response to changes in demand for our products and services, our business will suffer.

●	If our relationships with our existing customers, including largest customers, are impaired, our revenue could be negatively affected.

●	We are in part dependent on a limited number of core product families.

●	Our business sometimes involves long-term, large, complex implementation projects across the globe, which are accompanied by various risks.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights or similar matters, and our insurance policies may not be sufficient to cover these damages.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	Errors or defects in our software solutions could inevitably arise.

●	Incorrect or improper use of our products could result in customer dissatisfaction.

●	Catastrophes may adversely impact the insurance industry, preventing us from expanding or maintaining our existing customer base.

●	Intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

●	There may be consolidation in the insurance or other markets in which we operate, which could reduce the use of our products and services.

●	Our and our investees’ credit facility agreements and debentures are subject to a number of restrictive covenants.

Summary of Risks Related to Intellectual Property

●	Third parties may assert that we have infringed their intellectual property rights.

●	Our intellectual property rights and our source code may be insufficiently protected.

●	The loss of third-party technology and intellectual property could limit the functionality of our products.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require our release of source code.

Risks Relating to Our International Operations

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our business.

●	International operations in the insurance industry, requires adaptation to regulations in specific territories, which can be costly.

●	Our business may be materially affected by changes to fiscal and tax policies.

Summary of Risks Related to an Investment in Our Traded Securities and to Our Consolidated Holdings

●	There is limited trading volume for our ADSs and ordinary shares, which reduces liquidity and increases volatility.

●	We have a history of quarterly fluctuations in results of operations, which contributes to volatility in the market for our securities.

●	Our securities are traded on more than one market, which may result in price variations.

●	Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.
●	If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned.

Risks Related to Operations in Israel and Other Specific Geographic Locations

●	The ongoing war and hostilities between Israel and terrorist groups— Hamas in Gaza, and Hezbollah in Lebanon— may limit our ability to sell our products.

●	A reduction of government spending in Israel on IT services, from which some of our revenues are derived, may reduce our revenues and profitability.

●	Tax benefits available to certain of our Israeli subsidiaries and our Israeli affiliate require us to continue to meet various conditions and may be terminated or reduced in the future.

●	Israeli government grants to Sapiens, one of our subsidiaries, restrict its activities in certain manners and require it to satisfy specified conditions.

●	As we continue to expand our business in emerging markets, such as India, we face increasing challenges.

●	As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

v

CERTAIN TERMS AND CONVENTIONS

Unless the context requires otherwise, all references in this annual report to:

●	“Formula” refer to Formula Systems (1985) Ltd. alone;

●	“we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula, together with its subsidiaries and its affiliate company, unless otherwise indicated.

Our operations are currently conducted through our subsidiaries—

●	“Matrix”, which refers to Matrix IT Ltd. and its subsidiaries;

●	“Sapiens”, which refers to Sapiens International Corporation N.V. and its subsidiaries;

●	“Magic Software”, which refers to Magic Software Enterprises Ltd. and its subsidiaries;

●	“Michpal”, which refers to Michpal Micro Computers (1983) Ltd. and its subsidiaries;

●	“InSync”, which refers to InSync Staffing Solutions, Inc. and its subsidiaries;

●	“Ofek Aerial Photography”, which refers to Ofek Aerial Photography Ltd.;

●	“Zap Group”, which refers to Zap Group Ltd. and its subsidiaries; and

●	“Shamrad”, which refers to Shamrad Electronics (1977) Ltd. (which we acquired in October 2022); and

and our affiliated company—

●	“TSG,” which refers to TSG Advanced IT Systems, Ltd., in which we hold a 50% share interest.

●	“Companies Law” refer to the Israeli Companies Law, 5759-1999.

●	“dollars” or “$” are to U.S. dollars;

●	“NIS” are to New Israeli Shekels;

●	“ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1 per share, of our company;

●	“ordinary shares” refer to our ordinary share, par value NIS 1 per share, and include ordinary shares that are represented by ADSs;

●	“Nasdaq” refer to the Nasdaq Stock Market, on which the ADSs are listed for trading;

●	“TASE” refer to the Tel Aviv Stock Exchange, on which the ordinary shares are listed for trading;

●	“SEC” refer to the U.S. Securities and Exchange Commission;

●	“Israeli CPI” refer to the Israeli consumer price index;

●	“IFRS” refer to International Financial Reporting Standards, as issued by the IASB; and

●	“IASB” refer to the International Accounting Standards Board.

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

In the past decade we have completed a significant number of important acquisitions. most recently in the fourth quarter of 2023, our subsidiary Sapiens acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. Sapiens also signed an agreement for the purchase of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, which was completed on March 27, 2024. During 2023, Sapiens also increased its holdings in Tiful Gemel (an Israeli provider of provident fund operation, pension clearinghouse services and other additional software services) and Neuralmatic to 100%, transforming those companies into wholly-owned subsidiaries of Sapiens; On June 8, 2023, our subsidiary Magic Software acquired a 60% share interest in K.M.T. (M.H.) Technologies Communication Computer Ltd., an Israeli provider of secured private, public and hybrid cloud computing managed services along with full spectrum of IT communication and professional services - From IT support and helpdesk to IT infrastructure and telephony services. Magic Software also increased its holdings in Mobisoft Ltd. (an Israeli provider of proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers) from 73.7% to 98.5% and in Appush Ltd. (formerly known as Vidstart Ltd.) a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization in the competitive digital ecosystem) to 100%, transforming it into a wholly-owned subsidiary. On January 1, 2023 Matrix acquired 70% of the share capital of Zebra AGR Technologies Ltd., which specializes in the distribution of software solutions in the fields of information security and data communication. On June 22, 2023, our subsidiary Michpal acquired a 75% share interest in Emalogic Software Ltd., an Israeli provider of software development services, specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the development field of user experience (UX) and user interface (UI) allowing it to provide a complete end-to-end software solution. All such acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions and services to our offerings— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

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

Macro-economic headwinds caused by inflation, relatively high interest rates, global supply problems and fluctuations in currency exchange rates may adversely impact our revenues, profitability and cash flows.

Our business depends on various elements, including, the economic health of our current and prospective clients, worldwide economic conditions, and with respect to Sapiens, the overall demand within the global insurance technology sector. Sapiens markets and sells its insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Adverse economic conditions in those markets, including due to lingering inflation, relatively high interest rates and decreased economic output, may reduce overall demand for its insurance software solutions and services. These factors could also delay or lengthen sales cycles, and inhibit international expansion of our subsidiaries and/or affiliates, and may also lead to longer collection cycles for payments due from customers, as well as result in an increase in customer bad debt. In addition, the weakening of European currencies in comparison to the U.S. dollar adversely impacted our subsidiary Sapiens revenues and results of operations as measured in U.S. dollars in 2022, in a material manner, and may again adversely impact, Sapiens’ revenues and results of operations as measured in U.S. dollars. In addition, the weakening of New Israeli Shekel in comparison to the U.S. dollar adversely impacted, in a material manner, the revenues and results of operations of our Israeli based operations, as measured in U.S. dollars in 2023 compared to 2022 and may continue to adversely impact them in the future. In 2022 and 2023 Sapiens and Magic Software, respectively experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that were generated by these trends have created challenges for Sapiens in the recent past and for Magic Software in 2023 as they experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds. Please see “Risks Relating to our International Operations-Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

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

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, including through the adaptation and expansion of our services and solutions in response to ongoing changes in technology and offerings, and a significant reduction in such demand or an inability to respond to the evolving technological environment could materially affect our results of operations.

Our revenue and profitability depend on the demand for our services and solutions with favorable margins, which could be negatively affected by numerous factors, many of which are beyond our control and unrelated to our work product. As described above, volatile, negative, or uncertain global economic and political conditions and lower growth or contraction in the markets we serve have adversely affected and could in the future adversely affect client demand for our services and software solutions. Our success depends, in part, on our ability to continue to develop and implement services and software solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients. Examples of areas of significant change include digital-, cloud- and security-related offerings, which are continually evolving, as well as developments in areas such as artificial intelligence, augmented reality, automation, Internet of Things, network engineering, digital engineering and manufacturing, and as-a-service solutions. As we expand our services and solutions into these new areas, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions.

Technological developments may materially affect the cost and use of technology by our clients and, in the case of cloud and as-a-service solutions, could affect the nature of how we generate revenue. Some of these technological developments have reduced and replaced some of our historical services and solutions and may continue to do so in the future. This has caused, and may in the future cause, clients to delay spending under existing contracts and engagements and to delay entering into new contracts while they evaluate new technologies. Such technological developments and spending delays can negatively impact our results of operations if we are unable to introduce new pricing or commercial models that reflect the value of these technological developments or if the pace and level of spending on new technologies are not sufficient to make up any shortfall.

Developments in the industries we serve, which may be rapid, could also shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services and solutions, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

We operate in a rapidly evolving environment in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive when compared to other alternatives, which may adversely affect the results of our operations. In addition, companies in the industries we serve sometimes seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If one of our current clients merges or consolidates with a company that relies on another provider for the services and solutions we offer, we may lose work from that client or lose the opportunity to gain additional work if we are not successful in generating new opportunities from the merger or consolidation.

Many of our consulting contracts are less than 12 months in duration, and these contracts typically permit a client to terminate the agreement with as little as 30 days’ notice. Longer-term, larger and more complex contracts, generally require a longer notice period for termination and often include an early termination charge to be paid to us, but this charge might not be sufficient to cover our costs or make up for anticipated ongoing revenues and profits lost upon termination of the contract. Many of our contracts allow clients to terminate, delay, reduce or eliminate spending on the services we provide. Additionally, a client could choose not to retain us for additional stages of a project, try to renegotiate the terms of its contract or cancel or delay additional planned work. When contracts are terminated or not renewed, we lose the anticipated revenues, and it may take significant time to replace the level of revenues lost. Consequently, our results of operations in subsequent periods could be materially lower than expected.

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

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity over the last few years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— accompanied this strong competition, and High-Tech companies such as ours that are based in Israel and these other jurisdictions have recently faced a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

While the foregoing trend has moderated over the last one to two years, if, going forward we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the High-Tech market in which we operate has experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, as we seek to expand the marketing and offering of our products and services into new territories, it requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to generate in those territories, or may not be available at all. In particular, wage costs in lower-cost markets where we have recently added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including with unionization efforts, could disrupt our business and operations and harm our financial condition. In addition, we may need to attract and train additional IT professionals at a rapid rate in order to serve several new customers or implement several new large-scale projects in a short period of time. If there is a downturn in economic conditions generally or in areas in which our solutions and services are provided in particular and we need to lay off some of those employees, that will result in our loss of the time and resources that we had invested in training them, and our loss of their accumulated know-how.

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

This movement towards cloud-based solutions is occurring in the insurance and financial services sectors in which our subsidiary Sapiens operates, and also in other sectors in which our subsidiaries operate. The rising trend of Matrix’s and Magic Software’s customers to switch to cloud-based solutions, is, on the one hand, a business opportunity for us to expand our cloud-based offerings, yet, on the other hand, also carries with it the risk of those customers consuming less of the other services provided by us. For example, in the marketing and software support solutions sector, Matrix and Magic Software have many opportunities for marketing new software solutions products and related services, new solutions which are cloud-based. Yet, in many cases these will be an alternative to our traditional software solutions products, which are also being promoted by Matrix and Magic Software. As long as the decrease in demand for Matrix’s and Magic Software’s services, due to customers switching to cloud based solutions, is greater than the increase in demand for Matrix’s and Magic Software’s cloud-based solutions, the business results of Matrix and Magic Software may be harmed.

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

We depend to an extent on repeat product and service revenues from our base of existing customers. For example, five of Sapiens’ largest customers accounted for, in the aggregate, 12.9% and 15.5% of its revenues in the years ended December 31, 2023 and 2022, respectively. Two of Magic Software’s largest clients accounted together for 16.8% and 20.6% of its revenues in the years ended December 31, 2023 and 2022, respectively, and five of Magic Software’s largest clients accounted for 22.9% and 26.4% of its revenues in the years ended December 31, 2023 and 2022, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have an adverse effect on our business, results of operations and financial condition. For example, in 2023, one of Magic Software’s largest revenue generating clients, without advance notice, and due to reasons unrelated to Magic Software’s services, suspended significant parts of its active time and material-based projects with Magic Software.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of their project. Due to the complexities described above, however, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client. In the past, these disputes have sometimes arisen with significant customers of Sapiens that have accounted for a significant portion of its revenues, and the settlement of these disputes reduced its revenues and operating profit relative to its prior estimates. In 2023 and 2022, certain customers of Sapiens canceled projects with us at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These cancellations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographic footprint and adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. In the past five years we made numerous acquisitions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

●	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

●	Integrating financial forecasting and controls, procedures and reporting cycles;

●	Potential difficulties in completing projects associated with in-process research and development;

●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

●	Insufficient revenue to offset increased expenses associated with acquisitions; and

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. In the United States, our operations in various states, such as New York and California, are now subject to expanded privacy regulations. In California, we are subject to the California Consumer Privacy Act, or CCPA, a statute that went into effect on January 1, 2020. The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We may be further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas and Connecticut, have enacted similar - but not identical - laws, which either are or will go into effect in 2023 and beyond.

Any failure or perceived failure (including as a result of deficiencies in our policies, procedures or measures relating to privacy, data protection, marketing or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications and information security in the United States, the United Kingdom, the European Economic Area and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our subsidiaries’ or our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our subsidiaries’ or our reputation or lead to claims against our subsidiaries (and have in the past led to such claims) or us, and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

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

Magic and Matrix customers but more particularly and to much larger extent Sapiens’ customers include insurance carriers that have experienced, and will likely experience in the future, catastrophic losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as the coronavirus. Moreover, acts of terrorism or war could cause disruptions in Sapiens’ or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts Sapiens’ or our current or potential customers, they or we may be prevented from maintaining and expanding their or our customer base and from increasing their or our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

The increasing amount of identifiable intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly over the last five years from approximately $790.7 million as of December 31, 2018 to $1,143.5 million as of December 31, 2023 because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Decreases in the capital markets may adversely impact the industries in which we operate, thereby preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers and to a much greater extent Sapiens’ customers, include life insurance carriers and other financial industry participants that have invested some of their funds in the capital markets. Those carriers may experience in the future major losses in those capital market investments that may cause disruptions to their businesses or to the economy as a whole. Any such major disruption, may cause those existing or potential new customers to postpone purchases of new products or professional service engagements, or discontinue existing projects, which, in turn, may prevent us from increasing our revenues, or from maintaining or expanding or our customer base.

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

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series A Secured Debentures and Series C Secured Debentures, Matrix Series B Debentures and Sapiens’ non-convertible unsecured Series B Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we and our subsidiaries have entered into with the trustees for the holders of each of our debentures also require us and our subsidiaries to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, the Formula Series A Secured Debentures and Series C Secured Debentures are secured by certain of the shares of Formula’s publicly held subsidiaries— Matrix, Sapiens and Magic Software. A breach of the restrictive covenants could result in the acceleration of our obligations to repay Formula’s or its subsidiaries’ debt.

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

In some territories, like in Israel, India, and Poland, in some of our operations, our cost of operations in local currency is and may continue to be in the future higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, in some of our operations, revenues are higher and may continue to be higher in the future than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2023, the GBP and Euro appreciated relative to the U.S. dollar by 1% and 3% (based on the average exchange rates over the course of 2023 as compared to 2022), respectively, thereby increasing the U.S. dollar value of the revenues that we generated in those other currencies. However, in 2022, those European currencies depreciated relative to the U.S. dollar by 14% and 13%, respectively, which had an adverse impact on our revenues and results of operations. Furthermore, in 2023 and in 2022, the NIS depreciated relative to the U.S. dollar by 9.7% (based on the average exchange rates over the course of 2023 as compared to 2022 and 2022 as compared to 2021, respectively), thereby decreasing the U.S. dollar value of our revenues thereby having a negative impact on our revenues and on our results of operations. However, in 2021, the NIS appreciated relative to the U.S. dollar by 6% which had positive impact on our revenues and our results of operations. Any continuation of that trend in future periods would have a similar adverse impact.

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

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2023 and 2022, approximately 39% and 37%, respectively, of our revenues were derived from outside of Israel. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

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

Risks Related to an Investment in Our Traded Securities and to Our Consolidated Holdings

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

We have a history of quarterly fluctuations in our results of operations , which make it difficult for investors to make reliable period-to-period comparisons, may also contribute to volatility in the market price of our ordinary shares and American Depositary Shares.

We have experienced, and in the future may continue to experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

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

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded investees are currently Matrix, Sapiens and Magic Software. The share prices of these publicly traded companies have been extremely volatile over the years and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded investees, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

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

Asseco Poland S.A., or Asseco, our largest shareholder, owned as of May 1, 2024 approximately 25.82% of our outstanding share capital and therefore has effective voting power over in excess of one-quarter of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

Further to that risk, as part of its assessment of the adequacy of internal controls over financial reporting for the year ended December 31, 2023, the management of one of our subsidiaries, Magic Software, identified a material weakness in its internal control over financial reporting, whereas, Magic Software management team determined that Magic Software did not retain complete documentation as evidence for performing certain (i) business processes controls (including automated and IT-dependent manual) (ii) sufficiently precise management review controls and (iii) evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, Magic Software’s management team could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over its financial reporting in a timely manner. These inadequacies led to the conclusion that Magic Software’s disclosure controls and procedures were not effective, and that there was a material weakness in Magic Software’s internal control over financial reporting, as of December 31, 2023. In light of that conclusion, Magic Software’s management has expressed its commitment to the continued remediation process of the foregoing material weakness, as well as the continued improvement of Magic Software’s internal control over financial reporting. The subject inadequacies did not rise to a sufficiently material level to cause our consolidated internal controls over financial reporting to be deemed deficient, given Magic Software’s size relative to that of the consolidated Group. Nevertheless, if management of Magic Software or any of our other subsidiaries or investees were to discover additional deficiencies in internal controls that would rise, individually or in the aggregate, above the threshold of materiality for our consolidated Group, that could cause (i) a loss in the reliability of, or (ii) the potential required restatement of, our financial statements, or (iii) investigation or sanctions by regulatory authorities, among other potential adverse consequences, and could cause a decrease in the trading price of our ordinary shares and ADSs.

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

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

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

Risks Related to Operations in Israel and Other Specific Geographic Locations

Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and Hamas Terror Organization and Israel and the Hezbollah Terror Organization in Lebanon, may limit our ability to sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

Because a material part of our and our subsidiaries’ operations are conducted in Israel and certain members of our board of directors and management as well as many of our subsidiaries’ employees and consultants’, including employees of our service providers, are located in Israel, our business and operations, as well as those of our subsidiaries, are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets which, according to the data known today, claimed the lives of over 1,400 Israelis and injured thousands more. In addition, over 130 Israeli citizens and soldiers are defined as abductees at this time. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). Furthermore, and more recently Iran also initiated missiles and rockets attack against Israeli military sites in southern Israel. As such, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program and Iran has targeted cyber-attacks against Israeli entities. It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. As of the date of the report, and close to the date of publication of the report, approximately 600 and approximately 350 (respectively) of the Formula Group’s employees are recruited into the reserves, and this is after the peak of the company’s employees recruited into the reserves reached over 900.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations, as well of those of our subsidiaries, and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”) and S&P Global Ratings downgraded its rating by one notch from AA- to A+ with a negative outlook, which altogether may have a material adverse effect on our and our subsidiaries future results of operations and on our collective ability to effectively conduct our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Certain of our employees and consultants in Israel, as well as those of our subsidiaries’, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we have experienced in the past and may experience in the future delays in supplier deliveries (including electronic components and other products upon which we rely), extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

Our Matrix and Magic Software subsidiaries and our TSG affiliate perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction or elimination for political or economic reasons of total Israeli government spending (that could happen for example as a result of the “Iron Sword War” or political instability, or cuts in Israel’s future state budget, or a pandemic, like it previously happened with COVID-19) may reduce our revenues and profitability. In addition, the Government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

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

Some of our Israeli subsidiaries derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise”, or PTE, and our “Special Preferred Technological Enterprise,” or SPTE, programs. To be eligible for tax benefits as a PTE or SPTE, these Israeli subsidiaries must continue to meet certain conditions including, with respect to Sapiens, consolidated group revenue at the level of Asseco (its and our controlling shareholder) of at least NIS 10 billion. If they do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and they would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that certain of our Israeli subsidiaries have met and continue to meet the conditions that entitle then to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree (for example, with respect to Sapiens and Magic Software, in case the overall revenue at the Asseco group level is lower than NIS 10 billion, or if Asseco no longer controls Sapiens).

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

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, our subsidiary will remain subject to the restrictions set forth under the Innovation Law, including:

●	Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee, or, in the case of a license to outside of Israel, a licensing fee.

●	Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

●	Certain reporting obligations. Sapiens, as any recipient of a grant or a benefit under the Innovation Law, is required to file reports on the progress of activities for which the grant was provided as well as on its revenues from know-how and products funded by the Innovation Authority. In addition, our subsidiary is required to notify the Innovation Authority of certain events detailed in the Innovation Law.

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

Approximately forty-six percent (47%) of Sapiens’ employees and approximately 5% of Magic Software employees are currently located in India. Our significant presence in India, in particular Sapiens’ Research & Development personnel and its personnel for the delivery of its professional services, poses a number of challenges. Those challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of Sapiens’ employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose it to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If Sapiens fails to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the Nasdaq Stock Market including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares (including shares represented by ADSs), which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2023. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2024, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our ordinary shares (or ADSs) may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the U.S. Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may adversely affect holders of our ordinary shares or ADSs that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our ordinary shares (including shares represented by ADSs), this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares (including ADSs) and the impact of the U.S. Tax Act, especially the changes to the rules relating to CFCs.

We may have difficulty protecting our interests as a shareholder of Sapiens, which is a Cayman Islands company.

Sapiens corporate affairs are governed by its Memorandum, its Articles, the Companies Act (as revised) of the Cayman Islands, or the “Companies Act”, and the common law of the Cayman Islands. The rights of Sapiens’ shareholders and the fiduciary responsibilities of its directors under the laws of the Cayman Islands are, in some respects, not as clearly established under statutes or judicial precedent as in jurisdictions in the United States. Therefore, we may have more difficulty in protecting our interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

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

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985, and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel and our telephone number is +972-3-5389389. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2023.

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

Our principal investment and divestiture activities since the start of our 2021 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2021 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Investments by Formula in Existing Subsidiaries:

Changes in our percentage ownership of Sapiens. As of January 1, 2021, our percentage interest in Sapiens was approximately 43.9%. During the last three years, mainly due to exercises of options by employees of Sapiens, our direct interest in Sapiens’ outstanding common shares was diluted to 43.6% as of December 31, 2021. As a result of our acquisition of 285,672 of Sapiens common shares on February 2022, March 2022 and August 2022 for a total consideration of $7.0 million (there were no such purchases in 2021 or 2023) our percentage ownership of Sapiens rose to 44.1% as of December 31, 2022, which thereafter diluted during 2023 to 43.6% as of December 31, 2023 resulting of exercises of options by employees of Sapiens. The source of funds for our purchase of Sapiens common shares in 2022 was our working capital. Our interest in Sapiens’ common shares as of March 31, 2024, stands at 43.6%.

Changes in our percentage ownership of Magic Software. As of January 1, 2021, our percentage interest in Magic Software was 45.5%. Pursuant to our acquisition of Magic Software ordinary shares, we invested an aggregate of $1.1 million in 2021, $5.8 million in 2022 and $2.1 million in 2023. Our interest in Magic Software’s ordinary shares as of December 31, 2023, stands at 46.7%. The source of funds for those acquisitions has been our working capital. Our interest in Magic Software’s ordinary shares as of March 31, 2024 remains at 46.7%.

Changes in our percentage ownership of Matrix. As of January 1, 2021, our percentage interest in Matrix was 49.3%. During the last three years, solely due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 48.9%, 48.7% and 48.2% as of December 31, 2021, 2022, and 2023, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2024 stands at 48.2%. We invested an aggregate of $5.0 million in 2020 pursuant to our acquisitions of Matrix shares. There were no such purchases in 2021, 2022, or 2023. The source of such funds has been our working capital.

Acquisitions by Formula:

Acquisition of Shamrad Electronic (1997) Ltd. On October 2, 2022, we acquired all of the share capital of Shamrad, an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. The total consideration for the acquisition amounted to approximately NIS 9.4 million (approximately $2.7 million), with NIS 7.1 million (approximately $2.0 million) paid in cash upon closing, or approximately NIS 8.6 million (approximately $2.4 million) net of acquired cash. Acquisition-related costs were immaterial.

Acquisition of Zap Group. In April 2021, Formula acquired all of the issued and outstanding share capital of Zap Group from Apax Partners for consideration of approximately NIS 244.2 million in cash, with up to an additional NIS 60 million of consideration (for a total maximum purchase price of approximately NIS 304.2 million) contingent upon Zap Group meeting certain EBITDA targets during the first two years following the acquisition. Zap did not meet those certain EBITDA targets which would have entitled Apax Partners for such additional NUS60 million. Zap Group is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). The websites managed and offered by Zap Group provide small and medium-sized businesses in Israel with a broad and rich advertising platform and offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make rational purchase decisions in the best and most effective way.

Acquisitions by Sapiens:

Acquisition of NCDC S.A

In the fourth quarter of 2023, Sapiens acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. For further information, please see Note 3(i) to our consolidated financial statements included in Item 18 of this annual report.

Investments in Sapiens Software Solutions (Decision), Tiful Gemel Ltd and Neuralmatic

On December 31, 2023, Sapiens signed an agreement for the purchase of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders for a total consideration of approximately $4.1 million. The purchase was concluded on March 27, 2024.

In December 2023, Sapiens acquired the remaining 5% of the outstanding share capital of Tiful Gemel Ltd., an Israeli company which provides software solutions and managed services related to pension and provident funds in the Israeli market, thereby transforming it into a wholly-owned subsidiary of Sapiens. Total consideration amounted to $161 thousand. Sapiens had previously acquired 75% and 20% of Tiful Gemel’s outstanding shares in the second quarter of 2020 and third quarter of 2021, for $1.3 million and $0.4 million, respectively.

In February 2023, Sapiens acquired the remaining 34% of the outstanding share capital of Neuralmatic Ltd, transforming it into a wholly-owned subsidiary of Sapiens. The purchase price was immaterial.

Acquisition of I.T. Cognitive Ltd.

In May 2022 Sapiens acquired the entire share capital of I.T. Cognitive Ltd. (today: Sapiens Cognitive Ltd.) for a purchase price of $3.5 million. Prior to that Sapiens had purchased from I.T Cognitive a source code license enabling it to accelerate its digital offering.

In 2021, Sapiens did not effect any material acquisitions of businesses or technologies (other than the second stage of its acquisition of Tiful Gemel in the third quarter of 2021, as described above).

Acquisitions and Divestitures by Matrix:

Acquisition of Zebra AGR Technologies Ltd. On January 1, 2023, Matrix acquired 70% of the share capital of Zebra AGR Technologies Ltd. (“Zebra”), which specializes in the marketing and distribution of software solutions in the fields of information security, cyber protection and data communication. Zebra provides distribution services, including consulting, logistics, financing, marketing, and professional services, with an authorized support and training center. Matrix paid NIS 53 million (approximately $15.1 million) for this acquisition. Matrix and the minority shareholders of Zebra hold mutual call and put options for the remaining 30% interest in Zebra. For further information, please see Note 3(iii) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of RDT Equipment and Systems (1993) Ltd. On June 19, 2022, Matrix IT, through Matrix Integration and Infrastructure Ltd., Matrix IT’s wholly owned subsidiary, acquired all of the share capital of RDT for cash consideration of NIS 44 million (approximately $12.7 million), or NIS 41 million (approximately $11.9 million) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon RDT meeting certain future operating profit targets. As of the acquisition date, Matrix IT estimates the future value of the contingent consideration at NIS 9.9 million (approximately $2.9 million). RDT provides services in the field of multimedia systems. RDT markets software solutions and systems for a wide range of technologies, including control and automation solutions, test and measurement equipment, advanced technological solutions for testing data communication, EMC products, radio frequency (RF) and microwaves components, and serves, among other things, as a representative in Israel for dozens of international software and hardware vendors.

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

Acquisition of AVB Technologies Ltd. On October 5, 2021, Matrix, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired 60% of the share capital of AVB Technologies Ltd. for NIS 4.6 million (approximately $1.4 million). As part of the purchase agreement, additional consideration will be paid, subject to the achievement of certain operating profit targets, to be based on Matrix’s calculation. According to our calculation, the value of the additional consideration for the business acquisition as of December 31, 2023 is estimated at NIS 2.5 million (approximately $0.7 million). AVB Technologies Ltd. provides services in the field of multimedia systems. AVB Technologies Ltd.’s services vary and include constructing multimedia systems for meeting rooms and video conference rooms, state of the art digital display solutions, video walls, command and control management rooms, advanced audio solutions and advanced display solutions.

Acquisition of I.T.D. Group Ltd. On April 29, 2021, Matrix acquired 75% of the share capital of the I.T.D. Group Ltd., or I.T.D. Group, for NIS 5.75 million (approximately $1.8 million). As part of the purchase agreement, additional consideration was agreed to, subject to I.T.D. Group achieving certain operating profit targets. According to our calculation, the value of the additional consideration for the business acquisition as of the purchase date was NIS 0.2 million. Matrix also holds a future call option to purchase the additional 25% of I.T.D. Group’s share capital. I. T.D. Group is a leading provider of software development, regulation and cybersecurity services for the healthcare industry in Israel, assisting companies to design and develop innovative solutions, services, and desktop, mobile, and cloud-based apps; ensure rock-solid cybersecurity and privacy in compliance with HIPAA/GDPR standards; and manage FDA/CE submissions.

Acquisition of SQ Service Quality Ltd. On April 5, 2021, Babcom Centers Ltd., a subsidiary of Matrix, acquired 60% of the share capital of S.Q. Service Quality Ltd. for NIS 4 million (approximately $1.2 million). As part of the purchase agreement, additional consideration was agreed to, subject to the achievement of operating profit targets, to be based upon Matrix’s estimate. We and the minority shareholder of SQ Service Quality Ltd. hold mutual call and put options for the remaining 40% interest in SQ Service Quality Ltd. SQ Service Quality Ltd., has been active for more than a decade; it accompanies organizations and companies in service quality improvement processes.

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

Acquisitions by Magic Software:

Acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. On June 8, 2023, Magic Software acquired 60% of the share interest in K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT delivers a broad spectrum of ICT products, cloud platform, VoIP, technical support and planning and construction of computing. Total purchase price amounted to NIS 55.0 million (approximately $ 14.9 million) or approximately NIS 52.7 million approximately $14.2 million) net of acquired cash. NIS 60 million was paid upon closing of which a payment of NIS 15 million is related to a contingent consideration depending on the future operating results achieved by KMT. If such future operating results will not be fully achieved, the seller will return the whole or part of the contingent consideration paid in advance. This contingent consideration was accounted for as a financial asset measured at its fair value as of the acquisition date of NIS 5 million ($1.3 million). For further information, please see Note 3(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Appush Ltd (formerly known as Vidstart Ltd.). On December 2, 2021 (the “Appush Acquisition Date”), Magic Software entered into a share purchase agreement to acquire 50.1% of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. According to the share purchase agreement, Magic software is committed to purchase the remainder of Appush’s shares in two tranches: 30% on April 1, 2022 and 19.9% on April 1, 2023. Magic Software’s commitment to purchase all of the outstanding share capital of Appush as of the closing date was accounted for as a financial liability measured at fair value in the amount of $10.5 million. As of the closing date the estimated total consideration for the acquisition of all of the outstanding share capital of Appush amounted to $21.5 million, or approximately $19.9 million, net of acquired cash (of which $11.0 million was paid in cash at closing, or approximately $9.5 million net of acquired cash). The fair value of the financial liability referring to the purchase of the remaining 49.9% interest in Appush amounted as of December 31, 2022 to approximately $8.6 million. As of December 31, 2023 the remaining fair value of the financial liability was $4.6 million.

Acquisition of The Goodkind Group, LLC. On August 23, 2022, Magic Software acquired 100% of TGG outstanding share capital for a total consideration of $11.6 million or approximately $11.5 million net of acquired cash (of which approximately $8 million was paid upon closing, or approximately $7.9 million net of acquired cash). TGG provides permanent and temporary staffing services in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. With On-Site programs and sourcing models TGG solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning. The remainder constitutes a deferred payment payable in 2023 (approximately $2.8 million) and 2024 (approximately $0.9 million). During 2023 Magic Software paid $1.9 million with respect to the 2023 deferred payment and in 2024 Magic Software paid additional $1.5 million as final consideration for the deferred payment.

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

Acquisition of EnableIT. On April 1, 2021, Magic Software acquired the entire share capital of EnableIT, LLC, or EnableIT, a U.S.-based services company that specializes in IT staffing and recruiting, for total consideration of $6.0 million, of which $4.0 million was paid upon closing and the remaining $2.0 million was to be paid in two equal installments— on April 1, 2022 and 2023. On April 1, 2022, Magic Software paid the first $1.0 million payment and on April 3, 2023 Magic Software paid the remaining $1.0 million.

Acquisition of Menarva. On April 1, 2021, Magic Software acquired the entire share capital of Menarva Ltd., or Menarva, an Israeli-based services company which specializes in software solutions for non-profit organizations for a total estimated consideration of up to $5.6 million, of which, $3.0 million was paid upon closing, and the remaining $2.6 million was to be due in two equal installments, on April 1, 2022 and 2024, depending on the operational results of Menarva in 2022 and 2023. On April 1, 2022, Magic Software paid an additional amount of $1.055 million in respect of the purchase price. As of December 31, 2023 the value of the additional consideration for the acquisition of the shares of Menarva is set at $1.3 million.

Acquisition of Y.G. Soft IT Ltd. On January 1, 2021, Magic Software, through one of its Israeli subsidiaries, acquired 60% of the shares of 9540 Y.G. Soft IT Ltd., or Soft IT, an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1.2 million. $364 thousand was paid upon closing, $251 thousand, $234 thousand, $223 thousand and $41 thousand were paid in July 2021, July 2022, January 2023 and December 2023, respectively, and with the remaining amount constitutes a contingent payment that is contingent upon final settlement. The estimated fair value of the contingent consideration as of December 31, 2023 is set at $67 thousand .. Magic Software and Soft IT’s minority shareholder hold mutual call and put options for the remaining 40% interest.

Acquisitions by Michpal Micro Computers (1983) Ltd:

Acquisition of Emalogic Software Ltd., or Emalogic. On June 22, 2023, our subsidiary Michpal acquired a 75% share interest in Emalogic Software Ltd., an Israeli provider of software development services, for a total consideration of NIS 23.8 million (approximately $6.4 million) or NIS 14.4 million (approximately $3.9 million) net of acquired cash. Michpal and the seller hold mutual call and put options, respectively, for the remaining 25% share interest in Emalogic. The options can be exercised within 90 days after the approval of Emalogic’s annual audited financial statements for 2026 or 2027. The fair value of the put option measured on the acquisition date amounted to NIS 6.1 million (approximately $1.7 million). Emalogic, is a software service provider that specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the development field of user experience (UX) and user interface (UI) allowing it to provide a complete end-to-end software solution. Emalogic operates in 4 main sectors - financial, automotive, freight and cloud. Acquisition-related costs were immaterial. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

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

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises including advanced branding materials for media and digital advertising. The total consideration paid for these acquisitions amounted to approximately $3.5 million, or $2.8 million net of acquired cash. As part of the purchase agreements, the sellers of Safra digital marketing and Marcomit may be entitled to additional future consideration contingent upon meeting certain future operating profit targets. The fair value of such contingent considerations, as of the acquisition dates amounted to $0.7 million. As of December 31, 2023, the fair value of such contingent consideration amounts to $36 thousand resulting from the reversal of $650 thousand to profit and loss in 2023. Zap and the minority shareholders of Safra digital marketing and Marcomit hold mutual call and put options for the remaining 49% interest. The fair value of the put options measured on the acquisition date and as of December 31, 2023 amounted to approximately $4.0 million and $2.1 million, respectively.

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

We provide our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value and direct their overall strategy through our active involvement. We carry out those activities at the level of our investees rather than at our parent company level. Following our transition to IFRS during 2016, we consolidate the results of all of the entities in which Formula holds an equity interest, other than our equity investee TSG.

We operate through our subsidiaries— Matrix, Sapiens, Magic Software, Michpal, Zap Group, InSync, Shamrad Electronics and Ofek Aerial Photography— and through our equity investee TSG. We describe below the areas of our business activity:

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

We are successful in providing our services to the defense sector, utilities sector, telecommunication, healthcare, local administration, and our subsidiary Matrix IT is recognized as the market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable us to create significant value for our customers in managing, streamlining, accelerating and making their businesses thrive.

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2023, we held 90.1% of the shares of InSync, an 80% interest in Ofek Aerial Photography, a 48.2% interest in Matrix, a 43.6% interest in Sapiens, a 46.7% interest in Magic Software, a 50% interest in TSG through our equity holdings, and the entire share capital of Michpal, Zap Group and Shamrad (acquired in 2022). We have effective control of each of the companies in the Formula Group other than TSG for purposes of consolidation under IFRS 10. We provide all of our investees our management, technical and financial expertise, and our marketing experience, thereby asserting a positive economic impact upon, and creating long-term value for, our investees.

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

As of the date of the report, the global economy continues to face the consequences of relatively high inflation, relatively high interest rates, and reduced growth. During 2023, the world economy showed a trend of recovery, including a reduction in inflation rates around the globe and stabilization of interest rates mainly in the second half of the year (and later, at the beginning of 2024). The trend of increasing price levels in the world began towards the end of 2021 and intensified in 2022, following the cancellation of the COVID-19 restrictions, the increase in demand, and the ongoing war between Russia and Ukraine. In order to curb inflation, the central banks made continuous interest rate increases.

During the year 2023, there was a moderation in the inflationary pressures, among other things due to the interest rate increases. In the U.S., the inflation rate decreased to a level of approximately 3.1% (January 2024 in annual terms based on the last 12 months - LTM). Towards the end of 2023, the interest rate in the U.S. stabilized at approximately 5.5% and the Federal Reserve Bank of the U.S. announced that the interest rate is expected to remain in the range of 5-5.25% in 2024. The Eurozone also experienced in 2023 a stabilization of interest rates and a moderation of inflation levels (although it was still above the target). Despite the above, it should be noted that there are still fears of further inflationary outbreaks. This is, among other things, due to the possible impact of the Houthi terrorism from Yemen on the costs of transport and transportation (the lengthening of shipping routes) and the effect of the Russia-Ukraine war on energy prices. With the exception of the activity under the training and implementation line of business, all other operating segments of Matrix showed improvement in 2023 compared to 2022. This included activities such as cloud services, information security, as well as projects in the fields of health, digital, cyber and command and control.

The main global economic trends detailed above took place to a large extent in the Israeli economy as well. At the same time, the Israeli economy experienced in the past year unique and complex local events that had a substantial impact. The year 2023 began with political struggles surrounding the government’s attempt to promote fundamental changes in the legal system (“legal reform”), moves that led to a rift in Israeli society, contributed to an increase in uncertainty in the economy, and affected the activity of the business sector, including the high-tech sector. Later, on October 7, 2023, a brutal attack was carried out by the terrorist organization Hamas on Israel, which led to an ongoing war that continues currently. The great uncertainty regarding the duration of the war, its intensity, and its results, led to a downward revision of the growth forecast and an expected increase in the government deficit and the debt-to-GDP ratio.

Similar to the global trend, during the past year inflation in Israel decreased from a peak annual rate of approximately 5.4% to an annual rate of approximately 2.6% (January 2024 in annual terms based on the last 12 months - LTM). This is largely due to interest rate increases by the Bank of Israel - which boosted the interest rate from a zero level to a record high of 4.75% in May 2023. Since then, the interest rate has remained unchanged until it was lowered to a rate of 4.5% in January 2024. According to the Bank of Israel’s forecast, the interest rate is expected to decrease during the year 2024 to 3.75%-4%. At the same time, even in Israel, there is still a fear of the renewal of inflationary pressures, among other things following the “Iron Swords War” (Israel’s retaliatory war against the terrorist group Hamas in Gaza) and a possible effect on the prices of goods of (i) maritime traffic (the attacks of the Houthis from Yemen) and (ii) the exchange rates of the main currencies against the shekel.

As a Group that provides solutions, products, and services in the field of information systems, we compete with other companies in the Israeli high-tech industry for quality personnel. In addition, a significant part of our sales is aimed to companies in the high-tech industry. The year 2023 marked the continuation of the slowdown in the high-tech sector in Israel and around the world. This slowdown was expressed, among other things, in a decrease in the scope of capital raising in the industry, the closure of several start-up companies, and as a result, reductions in the number of manpower and layoffs in some companies. A large part of those who were lay off were re-employed in the industry, which still suffers from a shortage of technological manpower. According to the Central Bureau of Statistics data, the number of vacancies in the high-tech field in the second quarter of 2023 has decreased to approximately 12,000 (a decrease of more than 40% compared to the corresponding quarter in 2022). We believe that the trend of reducing manpower in high-tech companies may make it easier for us to recruit and retain employees and mitigate pressures for wage increases. On the other hand, the slowdown in the high-tech industry could lead to a decrease in demand and even hurt some of our customers in this field of activity and consequently cause damage to the results of the company’s activities.

On October 7, 2023, the Iron Swords War broke out. Until the outbreak of the war, the Israeli economy registered a GDP growth of about 3.5%, but in the fourth quarter, there was a sharp contraction in the GDP because of the war. The Bank of Israel has updated the growth forecast downwards in light of the effects of the war, according to which GDP is expected to grow in each of the years 2023 and 2024 at a rate of 2%. Also, the government deficit and Israel’s debt-to-GDP ratio, are also expected to increase, and accordingly, the state budget is expected to reflect cuts in various budget items for the purpose of diverting resources to increase the defense budget.

Against the backdrop of the effects of the war, the international credit rating company Moody’s announced the lowering of the credit rating of the State of Israel to level A2 (from level A1) with a negative outlook. The main motive for downgrading the credit rating is Moody’s assessment that the lateral consequences of the current conflict with Hamas, both during and afterwards, substantially increase the risks of the State of Israel, and may damage the country’s fiscal strength in the foreseeable future. Despite the limited negative impact of the war on our Israeli based operations, our Israeli based activities in the fourth quarter of 2023 reflected continued increase in volume of activity, revenues, profit, and cash flow, which compensated for the effects of the war. In the medium and long term, as long as the war continues and has a negative impact on the level of economic activity in the entire Israeli economy or on certain sectors of activity (such as commerce, industry, real estate, retail, tourism, etc.), and/or on certain government offices and bodies (for cutting office budgets in favor of increasing the defense budget to finance the war), this may affect the financial strength of some of our Israeli clients and/or lead to a reduction in demand and a reduction in their IT procurement budgets, and accordingly affect the scope of our Israeli based activities with those clients and/or affect their payment ability.

In parallel to the potential negative effects, there are several factors in connection with our Israel-based activities that may moderate the aforementioned effects, including:

o	We maintain a significant customer base (over 5,000 active customers), most of them large and financially stable companies and entities.

o	Our activities abroad account for approximately 40% of our revenues and such activities are not expected to be influenced by the war.

o	We maintain extensive activity in strong sectors such as government, public bodies, security, insurance and finance, health, and transportation.

o	We have limited activity with medium and small customers whose exposure to the effects of the war in Israel is relatively high.

o	We have a wide diversification of areas of activity, including areas of activity that are relatively resistant to potential negative effects of the war in Israel, such as the cyber, defense, the cloud, and more.

Our Subsidiaries

Matrix IT

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 11,200 software, hardware, integration, engineering and training personnel, which provide advanced IT services to hundreds of customers in the Israeli market as well as to customers in the U.S market. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and start-ups, transportation, defense, healthcare and the government/public sectors. Matrix also markets. sells and distributes software solutions and hardware representing wide variety of software vendors from Israel and around the world. Matrix IT’s shares are traded on the Tel Aviv Stock Exchange.

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

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, data and AI, information security, cyber, digital, and the provision of related services, including consulting and management, execution of computerization and software integration projects, outsourcing, software project management, software development, software testing and QA. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other.

In 2023, under this line of business Matrix recorded revenues of approximately NIS 2.856 billion (approximately $775.0 million) compared to NIS 2.435 billion (approximately $725.9 million) in 2022, an increase of approximately 17.3% when measured in NIS. Operating income in 2023 was approximately NIS 192.5 million (approximately $52.3 million) compared to approximately NIS179.1 million (approximately $53.4 million) in 2022, a increase of approximately 7.5% when measured in NIS. In 2023, activity in software solutions and value-added services in Israel accounted for approximately 54.6% of Matrix’s revenues and approximately 48.9% of its operating income. The increase in revenues and operating income were primarily attributable to an overall increase in demand for Matrix’s services across all areas of operations under this line of business and especially in the fields of expert services, defense, cyber, digital, and core systems activities.

Information Technologies (IT) Software solutions and services in the United States

Matrix’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two lines of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: financial risk management, fraud prevention management, anti-money laundering, trade surveillance, payment services and ensuring regulatory compliance in these matters, as well as, specialized advisory services in the area of compliance with financial regulation and operational services, payment services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity under this line of business includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly for IBM, BMC and Atlassian products to customers in the public-government sector in the U.S.

In 2023, under this line of business, Matrix recorded revenues of approximately NIS 478.4 million (approximately $129.8 million) compared to NIS 434.3 million (approximately $129.4 million) in 2022. Operating income in 2023 was approximately 76.2 million (approximately $20.7 million), compared to approximately NIS 60.2 million (approximately $17.9 million) in 2022, an increase of approximately 15.2% when measured in U.S dollars. In 2023, the activity in the U.S. accounted for approximately 9.1% of Matrix’s revenues and approximately 19.4% of its operating income. In 2023, Matrix’s operation in the United States (when measured on U.S dollar) especially with respect to its continued collaboration with NICE Actimize in the field of providing artificial intelligence-based solutions to prevent money laundering and financial fraud, reflected a significant improvement with overall operating income increasing 15.2% alongside operational margin growing by 200 basis points from 13.9% to 15.9%. Matrix’s improved profit and profitability resulted from improvement in operational efficiency accompanied by higher utilization rate of employees.

Computer and cloud infrastructure and integration solutions

Matrix’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of Matrix - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone). Matrix’s infrastructure and integration solutions include solutions of IBM, Oracle Red Hat, Dell-Boomi and others.

In 2023, under this line of business, Matrix IT recorded revenues of approximately NIS 1,431 million (approximately $388.3 million), compared to approximately NIS 1,346 million (approximately $401.1 million) in 2022, an increase of approximately 6.3% when measured in NIS. Operating income in 2023 was approximately NIS 88.0 million (approximately $23.9 million), compared to approximately NIS 76.6 million (approximately $22.8 million), an increase of approximately 14.9% when measured in NIS and in line with the increase in revenues. In 2023, activity in computer and cloud infrastructure and integration solutions accounted for approximately 27.3% of Matrix’s revenues and for approximately 22.4% of its operating income. The increase in both revenues and operating income is mainly attributable to Matrix’s continued cultivation of cloud computing annual recurring revenues (ARR), increased demand for Matrix’s products and services under this line of business recorded across various fields of activities, and to the first-time full year consolidation of RDT Equipment and Systems (1993) Ltd., completed in June 2022.

Software product marketing and support

Matrix’s activities in this segment include marketing, sale distribution and support for various software solutions, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools.

In 2023, under this line of business, Matrix recorded revenues of approximately NIS 294.2 million (approximately $79.8 million) compared to approximately NIS 249.9 million (approximately $74.5 million) in 2022, an increase of approximately 17.8% when measured in NIS. Operating income in 2023 was approximately NIS 29.9 million (approximately $8.1 million), compared to approximately NIS 15.7 million (approximately $4.7 million) in 2022, reflecting a year over year growth of 90.5% when measured in NIS. In 2023, activity in software product marketing and support accounted for approximately 5.6% of Matrix’s revenues and approximately 7.6% of its operating income. The increase in both revenues and operating income were primarily attributable to the first-time consolidation of Zebra AGR Ltd., acquired on January 1, 2023 and to the overall increase in the demand for Matrix’s offerings under this line of business. It should be noted that Zebra is mainly engaged in distribution and marketing of software products in the fields of cyber protection and data communication, and in accordance with accounting rules most of its revenues are presented on a net basis and carries significantly higher operating margin compared to other activities under this line of business.

Training and integration

Matrix’s activities in this area consist of operating a network of training centers which provide advances courses for high-tech professionals, courses for developers and professional training, and soft skills and management training, and providing training and instructions with respect to computer systems. Additional activities in this segment consist of training services and implementation of computer systems directly to organizations and outsourcing and BPO of management of training centers to customers. In recent years Matrix has also started outsourcing IT services based on graduates from its courses.

In 2023, under this line of business, Matrix recorded revenues of approximately NIS 172.8 million (approximately $46.9 million), compared to approximately NIS 207.6 million (approximately $61.9 million) in 2022, a decrease of approximately 16.8% year over year when measured in NIS. Operating income in 2023 was approximately NIS 6.9 million (approximately $1.9 million), compared to approximately NIS 18.9 million (approximately $5.6 million) in 2022, a decrease of approximately 63.6% year over year, in line with the decrease in revenues. The decrease in revenues and operating income in 2023 reflects an overall decrease in the demand for training activities compared to last year, in line with the decrease in the demand for employees in the high-tech sector in Israel in 2023. In addition, the training activity was adversely affected by Israel’s Home Front Command declared limitations, during the first weeks of the war, which limited organizations’ capabilities to hold frontal courses at their facilities from the fear of mass casualty events. The 2023 year marked the continuation of the slowdown in the high-tech field globally and particularly in Israel due to the internal conflict resulting from the government’s intention to legislate a legal reform, and in the last quarter of 2023, due to the implications of the Iron Swords War. All of these led to a sharp decrease in investments in the Israeli high-tech sector in 2023, especially from abroad. As a result, there were reductions in the workforce and layoffs in Israeli companies in the field, including in the R&D centers of high-tech multinational companies. In 2023, activity in training and integration accounted for approximately 3.4% of Matrix’s revenues and for approximately 1.7% of its operating income.

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

In addition to the five sector-based areas of operations, Matrix operates three horizontal divisions providing specialist services for all of the different sectors of operations as follows:

●	Expertise centers – Matrix operates approximately 30 “expertise centers” (“Centers of Excellence”), in areas such as: Digital, Cloud Computing, Internet of Things (IOT), User Experience, Mobility (Mobile Technology), Analytical BI and Big Data, DevOps, Service Oriented Architecture (SOA), Customer Relations Management (CRM), Enterprise Resource Planning (ERP), eXtended Relationship Management (XRM), Open Source, Security & Cyber, Machine Learning, Smart Campus, Data Bricks Artificial Intelligence, etc. These Centers of Excellence are based on business vertical concept, which is targeted to yield significant added value to the company’s customers, including: group of professionals that are focused and have expertise in the related technologies, hands-on experience and expertise in the related technologies, methodologies, and best practices; and strategic management consulting center that provides customers with diverse consultation services on topics such as organization, strategy, complex project management in areas such as environmental planning, transportation and chain of supply, business development and technological development.

●	Matrix R&D and Offshore Services - Quality assurance and software development services under an offshore/“nearshore” model which is carried out by Israeli or foreign national employees (mainly in Bulgaria and Macedonia), Matrix promotes this service under a unified brand called Matrix R&D and Offshore Services abroad and under the brand “Talpiot” in Israel.

●	Management/engineering consulting services - Comprehensive management and engineering consulting services, from the stage of adoption of strategy through the stages of implementation and effecting of changes, including project management of complex projects, including engineering projects, engineering supervisory projects of a wide scope, and projects in the fields of planning and environmental, and transportation, as well as multiple-field engineering advisory services and advisory and implementation in the field of management of supply chain and management of operational logistics.

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

Sapiens

Overview

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens extensive expertise is reflected in its innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C) and workers’ compensation (WC). Sapiens offers a full digital suite that facilitates an innovative, holistic and seamless digital experience for carriers, agents, customers and assorted insurance personnel, across multiple devices and technologies. Sapiens offerings enable its customers to effectively manage their core business functions, including policy administration, claims and billing, and offer support during an insurer’s journey to becoming a digital insurer. Sapiens portfolio also covers underwriting, illustration and electronic applications. Sapiens also supply a complete reinsurance offering for providers and a decision management platform tailored to a variety of financial service providers, so business users can quickly deploy business logic and comply with policies and regulations across their organizations. Sapiens also sell software products to non-insurance customers which consists of less than 5% of their revenue.

In 2023, Sapiens continued to grow strongly, as it continued to build upon its existing business, including the three main acquisitions that it had carried out in 2020, and focused upon investing significantly in its solutions over the course of the year. The vast majority of Sapiens’ revenue growth in 2023 and 2022 reflected organic growth of 8.1% and 8.3% respectively, given the absence of material M&A transactions (other than our acquisition of NCDC S.A. in the fourth quarter of 2023, which did not impact revenues materially). Sapiens revenue for 2023 grew by 8.4%, as opposed to 3% in 2022. That revenue growth resulted primarily from currency exchange rate changes in 2022, which adversely impacted Sapiens 2022 revenue by 5.4%.

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

Overview of Sapiens Software Solutions

Sapiens’ software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, MPL and specialty lines, as well as reinsurance and workers’ compensation (see below). Sapiens core solutions are pre-integrated with their DigitalSuite, analytics and decision modeling solutions, all of which are also available stand-alone. Sapiens’ portfolio includes Sapiens Cloud-first Platform for Property & Casualty, which is comprised of a commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Our portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

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

Sapiens operates in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2021-2027, 4Q23 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian, Rika Narisawa and 19 more analysts that was published in December 2023, and covers internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 7.0% in 2023 and to reach nearly $213 billion in U.S. dollars. This industry is predicted to reach $306 billion by 2027, growing at a 9.0% compound annual growth rate (CAGR) from 2022 through 2027. This growth will be driven by an increase in IT services spending and software spending at CAGRs of 9.9% and 14.1%, respectively, according to the Gartner Report.

Gartner forecasts that total insurance IT spending on software in 2024 will be $63.0 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 8.9% in 2024 to reach $232.3 billion in constant U.S. dollars. From 2022 to 2027, the spending is forecast to grow at a CAGR of 9.0%, driven by the growth in IT services and software at a CAGR of 9.9% and 14.1%, respectively. Total insurance IT spending on software in 2023 will be $52.9 billion.

Sapiens estimates that its current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $60 billion, which it expects will grow as a result of insurance carriers’ and financial institutions’ need to better address customers needs, via modernizing software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

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

Many large organizations, particularly in the financial services market, must comply with complex regulations. They operate in highly competitive markets that require quick responses. Business logic drives most of the financial services transactions and is the backbone of an organization’s policies and strategies, and its ability to successfully operate. To achieve efficiency, business owners must assume ownership of the business logic and possess the ability to define, modify, standardize and reuse it across the organization. Business logic is defined today by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: 1) the result does not always accurately reflect the business requirements; 2) the new requirements might conflict with, or override, previous requirements; 3) the changes can take a long time and, 4) the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Sapiens’ Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.
●	Improve operational efficiency and focus on reducing operating costs and improving the total cost of ownership, focusing on automation, AI and data-driven processes to achieve that.

Sapiens’ Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers and distributors, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, cloud-based, automated, efficient and easy to maintain, and can lower costs over the long term.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud – digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. Same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

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

All those capabilities, across both business and core processing and across data & analytics, digital engagement, AI & ML use cases and cloud management together form the unified holistic Sapiens Insurance Platform, which Sapiens continues to develop, and which brings a fully integrated yet loosely coupled, SaaS-based insurance platform, managing the full lifecycle of any insurance business.

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital-led – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	Cloud-based - Sapiens’ solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with the inherent benefits of a modern cloud-based application.

●	Data-driven with increasing emphasis on ML, AI and GenAI – based on set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so Sapiens’ customers can become a data-driven operation. Sapiens leverages the strong Microsoft partnership to achieve progress around the new Generative AI capabilities.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven– support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality–easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ packaged software solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premise deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

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

For the North American market

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

Sapiens Life, Pension & Annuity Solutions

Sapiens Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is a modern, cloud-based, digital insurance platform that includes core, data and digital solutions. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Our mature platform is cloud and API-based, and features a strong core and advanced analytics, as well as data enablement and full digital engagement capabilities.

Sapiens CoreSuite for Life, Pension & Annuities

Sapiens CoreSuite for Life, Pension & Annuities is designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. It offers insurers:

●	A single platform for individual and group business and across protection, risk, savings and investment business.

●	Transformation, enablement and execution for digital strategies supported by Cloud deployment.

●	Greater efficiency via improved automation, user experience and system consolidation

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

Sapiens ApplicationPro for Life & Annuities

Sapiens ApplicationPro for Life & Annuities is a digital insurance application software that helps carriers address critical business drivers, such as decreasing time-to-issue and reducing policy acquisition costs, all in an extremely intuitive and easy-to-use package. Carriers have a choice of a standalone eApplication system, or a more comprehensive solution that seamlessly integrates with Sapiens IllustrationPro for Life & Annuities and Sapiens UnderwritingPro for Life & Annuities .

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

Sapiens DigitalSuite Solutions

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

Sapiens DigitalSuite was designed to enable its carrier customers to deliver on the future of user and customer expectations. DigitalSuite is an offering that can react to market changes, support flexible interaction with dynamic APIs and offer a modern user experience. Sapiens DigitalSuite features component-based architecture, built on modern technologies and customer-centric design.

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

Sapiens is currently focusing on the development and marketing of Sapiens Decision in the insurance and financial services market in North America and Western Europe, and we are building best practices where the scale and complexity of operations requires enterprise-grade technology that can easily be adapted as policies and business strategies rapidly evolve. Sapiens developed and market Sapiens Decision for several verticals, including the insurance industry, and leverage our industry knowledge and close relationships with our existing customers and partners. Decision targets multiple markets:

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

Some of Sapiens’ offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture, Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

●	Analytics Services – let Sapiens’ experts help you build predictive models which are aligned and integrated into your insurance practices.

Cloud services include:

●	Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●	Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, Disaster Recovery (DR) as a service.

●	Applications Cloud Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

Sapiens differentiates itself from its competitors via the following key factors:

●	Sapiens offers cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership

●	Sapiens’ solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens’ platforms

●	Sapiens identifies technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	Sapiens financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products. Sapiens is able to fund R&D investment and maintain the competitive advantage of its products, due to its large and growing customer base and financial stability

●	Sapiens delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Sapiens track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

Sapiens leverages its proven track record of successful delivery to help its customers deploy modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported).

Competitive Landscape for Business Decision Management Solutions

Sapiens Decision is a pioneer in this disruptive market landscape. Since the introduction of its innovative approach to enterprise architecture to the market, it has identified only a small number of potential competitors.

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

Sapiens attends major industry trade shows (both physical and virtual) to improve its visibility and its market recognition. Additionally, Sapiens hosts client conferences– such as its annual Sapiens Summit/Client Conference, which went virtual in 2020 and 2021, and was in-person in North America in 2022. In 2023, Sapiens hosted two client conferences in Barcelona, Spain, and Tuscon, Arizona. In 2024 Sapiens plans to host its Annual North America summit in Austin, Texas. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel and a podcast and also invests in its working relationships and advisory services within the global industry-analyst community.

Sapiens works together with standards providers– such as ACORD– to further enrich its offerings and provide its customers with comprehensive and innovative solutions that address the entire breadth of their business needs.

Magic Software

Magic Software is a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; as well as (iv) cloud-based services for end to end digital transformation.

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

As part of its software services and IT outsourcing services, Magic Software offers to hundreds of its customers mainly in Israel and in North America an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud, cyber, digital, data and DevOps, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case with the goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

Based on its technological capabilities and its specialists, Magic Software enables its clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 3,628 employees, who serve its clients at any given time and whose skills and specialization are a significant source of competitive differentiation. Magic Software operates through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

Magic Software’s Software Technology Platforms

Organizations across all industries are digitally transforming by leveraging software to automate and optimize mission critical business processes, enhance customer experiences, and drive competitive differentiation. Historically, organizations have principally relied on off-the-shelf packaged software and custom software solutions to operationalize and automate their businesses. Packaged software often fails to address unique use cases or to enable differentiation. It also requires organizations to adapt their business (processes, systems of record, etc.) to the software package, as opposed to adapting the software to their unique business needs. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development requires a long, iterative, and cumbersome process, as well as costly integration that relies on scarce developer talent. Through its unified platform Magic Software enables organizations to differentiate themselves from their competition using a low-code approach, creating applications and workflows tailored to their unique business requirements.

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

Magic Software’s low-code platforms employ an intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique business applications and workflows. It is unified, reduces training times and dependencies on additional tools, and is built for enterprise-grade applications requiring high reliability, security, and scalability. Magic Software’s platform automates the creation of forms, workflows, data structures, reports, user interfaces, and other software elements that would otherwise need to be manually coded. This functionality greatly reduces the iterative development process, allowing for real-time optimization and ultimately shortening the time it takes to design, build, and deploy applications.

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

Magic Software’s Professional Software and IT Services

Magic Software’s global software professional services offerings include a vast portfolio of professional services and IT outsourcing services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, digital, DevOps (Development& Operations), Mobile, Open source, embedded systems and IoT devices, advanced algorithms for AI, Big Data and Analytical BI, M/F, security & cyber, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required, in each case allowing us to create significant value for our clients in managing, streamlining, accelerating and making their businesses thrive. The talents we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

Magic Software obtained substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. It takes the time to truly learn its customers’ business goals and choose the most appropriate technologies, architecture and approaches for each project, so we can consistently provide effective and efficient solutions. Our research and development teams are at the technological forefront, constantly learning and developing. They work alongside experts from the widest range of fields and disciplines. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Magic Software IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack IT Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd (formerly Vidstart Ltd)

●	K.M.T. (M.H.) Technologies Communication Computer Ltd

Magic Software’s Partnerships and Alliances

Magic Software continues to build on its existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, AWS, GCP, IBM and SugarCRM to enhance its mobile, integration and cloud offerings.

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

In November 2023, our CommIT group was awarded with AWS System Integrator Partner of the Year in Israel for 2023 in the field of integration, specialized services, and consulting (System Integrator). This award reflects Commit’s expertise and innovation in leveraging AWS technologies to deliver comprehensive and effective solutions for its clients. For the third time in four years, Commit has been honored by AWS, previously earning accolades as Partner of the Year in the Public Sector and Rising Star of the Year. Commit’s expertise plays a pivotal role in facilitating its clients’ seamless migration to the cloud, optimizing workloads, and implementing innovative strategies such as cost optimization. The proven capabilities of Commit’s cloud experts encompass architecture services, migration execution, modernization processes for existing systems, and the establishment of new cloud environments, with specialization in SaaS, IoT, Cyber, Big Data, AI that result in substantial cost savings and cutting-edge cloud applications and services development to its clients.

In April 2024, our CommIT Group was awarded with Google Cloud Sales Partner of the Year in Israel for 2023. This highly regarded award was presented to Commit for its significant contribution to promoting unique innovation and building successful integrated solutions for its Google Cloud customers. This prestigious award recognizes Commit’s contribution as a leading Google Cloud partner, demonstrating unique and outstanding positive results to Google Cloud’s partner and sales team. Commit’s win of this award joins the previous recognition of four of Commit’s team members as “Google Cloud Partner All-Stars for 2023” in the Marketing, Sales, and Solutions Engineering classifications. Commit, is a Premier Partner for Google Cloud in the Sell Engagement Model, which provides services and technology solutions to Google Cloud customers. CommIT has recruited more than 100 new customers in Israel to Google Cloud over the past year alone. Over the years, and particularly over the past year, Commit has helped many customers move to Google Cloud, streamline cloud workloads, save cloud usage costs considerably, and develop new cloud-based apps and services. One of Commit’s specialties is assisting in the comprehensive integration of complex cases and maximizing the optimization of existing cloud capabilities using Google Cloud’s advanced generative AII capabilities.

In recent years, Commit has successfully led, developed and produced many SaaS solutions on AWS, Azure and GCP, for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. CommIT concluded 2023 with a 50% growth in cloud customers and a 150% increase in the number of cloud experts it employs, which amounts to over 200. Its unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to market analysts spending on low-code development technologies (excluding RPA) is expected to expand to more than $18 billion in 2026, with a CAGR of more than 20%. The increasing need of digitalization and maturity of agile DevOps practices are expected to enhance the use of low-code development platform market across the globe. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who has relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Magic xpa Application Platform

Magic xpa Application Platform, our metadata driven application platform, provides a simple and unified, low code and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business app that employ the latest advanced functionalities and technologies. The Magic xpa Application Platform, formerly named uniPaaS, was first released in 2008 and is an evolution of our original eDeveloper product, a graphical, rules-based and event-driven framework that offered a pre-compiled engine for database business tasks and a wide variety of generic runtime services and functions which was released in 2001.

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

Leap™ Policy Control - Leap Policy Control is an integrated charging and policy control solution (a full PCC solution based on PCRF& online/offline charging). Compliant with the 3GPP’s Diameter policy control standard, Leap Policy Control provides traffic and subscriber management strategies. Leap Policy Control gives operators the power to monitor usage in real time and, using fully configurable business rules, define how they manage network resources, applications, and subscribers – in real time – while generating revenue from personalized mobile applications, content and services. Leap Policy Control can be implemented as a stand-alone solution or as part of a larger BSS project implementation.

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

Hermes systems are built with the specific needs of air cargo handlers and airlines in mind and are amongst the most versatile and sophisticated around. Hermes Solutions are focused on maximizing customer profits by streamlining ground handling processes and employing built-in best practices to reduce handling errors. Hermes team of cargo experts carry out a full business analysis, listen to our customers’ requirements, suggest additional functionality and work with them to deliver an air cargo management solution that is streamlined around their processes and customized to their needs. Hermes works with everyone from smaller cargo handlers to large airlines all over the world and counts Menzies Aviation, Frankfurt Cargo Services , , Etihad Airport Services, Pactl’ (Shanghai) and dnata Network among their customers.

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

According to Gartner, 2023 should have ended with a 3.3% increase in global IT spending. In Israel, the forecasts for IT expenses in 2023 were greatly influenced by the war, the geopolitical situation of Israel, and the uncertainties derived from it. Analysts predict that the increase in IT spending in Israel in 2023, in light of the ongoing war, was to reach only 4%, after being reduced by 2% due to the war, which reflects the stability and resilience of the Israeli IT market. Looking ahead, analysts expect a recovery in 2024. According to Forrester, the year 2024 is expected to end with a 5.3% increase in global IT expenditures, with the software solutions sector expected to grow by 10.5% and the IT services sector by 8.3%. According to Gartner, the growth is expected to reach only 6.8%, with the software solutions sector expected to grow by 12.7% and the IT services sector by 8.7%. Furthermore, according to Gartner, in 2024, the fastest growing areas are cloud computing with an expected increase of 19% (of which IaaS will increase by 24%), data and business applications (CRM, ERP) with an increase of 14%, and also Cyber with an increase of 14 % in 2024. Also, according to Gartner, the expected increase in Cloud computing expenses in 2023 was 17.8%, and in 2024 19%, while in the field of infrastructure cloud (IaaS) there was an increase of 24%. The growth rate of Cloud computing is the fastest growing area in IT between five and six times the average growth of IT expenses.

Magic Software services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Our integration services include:

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

Magic Software is a talent- and innovation-led organization with approximately 3,628 people as of December 31, 2023, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,000 experts, the majority of whom are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the CommIT Group, Infinigy Solutions LLC., The Goodkind Group LLC., EnableIT LLC, Comblack IT Ltd. Shavit Software (2009) Ltd. and K.M.T. (M.H.) Technologies Communication Computer Ltd., provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2023, Michpal group serves more than 8,000 customers, most of which are long-term customers.

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

In 2022 TSG acquired 51% of the outstanding share capital of E.P.R. Systems Ltd. Headquartered in Israel, E.P.R has over 20 years of experience and serves more than 100 local authorities in Israel. E.P.R offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, E.P.R offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies. In accordance with the purchase agreement, TSG may acquire additional 9% of the outstanding share capital of E.P.R. during the first 12 months following the closing based on the 51% closing date deal value. In January 2023, TSG exercise its right and acquired the additional 9% of the outstanding share capital of E.P.R. In January 2023, TSG acquired Bar Technologies Ltd. Bar Technologies is an Israeli based company engaged in the development and sale of software and services to local authorities, in aspects related to engineering activities, urban planning, and asset planning, in a manner that complements TSG’s activities and EPR’s activities.

TSG’s offerings include:

Command & Control Solutions

TSG offers sophisticated and innovative command and control solutions that support military and civilian sectors on land, air and sea. TSG provides a variety of Command& Control solutions ranging from strategic battlefield management to tactical and special operations forces. TSG systems cover all echelons of management, from national and regional levels down to the operational and tactical levels. Its systems are field proven and used by military forces, security services and public safety organizations worldwide.

The command and control solutions developed by TSG are designed to enable the management, control, and oversight of its clients’ relevant operational data, and to manage operational areas across different arms in the field (land, air, and sea). In this framework, TSG’s solutions facilitate the internal processing of data received through the systems, provide precise information on the relevant operational areas, and plan activities through a central control and command center, allowing proper flow of information along the entire chain of command, presenting a unified and complete picture. Furthermore, there are command and control solutions developed by TSG that are intended to be integrated as part of other third-party solutions, such as radar systems. Generally, TSG operates as a subcontractor for these entities, developing integrated command and control systems including in C4ISTAR configurations.

Among the command and control systems developed by TSG are i) Israel’s defense force General Staff command and control platform “Triat Agam”—a central C4ISR system of the IDF General Staff designed to link received information with different arms in the field (as of the date of this overview, and given the completion of the system’s development and implementation, TSG is primarily engaged in the maintenance and upgrade of this system), ii) “Avnei Hoshen” - developed and maintained by TSG for monitoring and controlling the IDF C4I Branch’s communication network; and iii) the “Shual” C4ISR system for Israel IDF Home Front Command, which is installed in municipalities and local authorities across Israel, for activities with Israel IDF Home Front Command. The development process for most of these systems (which generally involves software aspects) is funded by the client, who specifies their needs in each of the cases.

Intelligence, Surveillance and Knowledge Management Solutions

TSG Intelligence solutions for security agencies and defense forces meet the demand for accurate and timely intelligence, based on multiple sources and sensors. TSG unique technologies cover the entire life-cycle of intelligence from acquisition to fusion, analysis, distribution, target management and more. TSG’s Knowledge Management solutions provide public sector bodies with the capacity to effectively manage their organizational data, support decision making and follow-up. Thes type of solutions are primarily marketed to security agencies and law enforcement bodies domestically and internationally. These entities utilize these solutions for mapping and analyzing intelligence data, enabling the planning of complex operations and tactical action plans. These capabilities are crucial for preparing and executing strategies that require precise, real-time information to make informed decisions on the ground.

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

Cyber Security Solutions& Services:

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

We believe that the demand for solutions, systems and services offered by TSG for the defense sector which over the years was generally stable and is expected to increase due to current global developments reflected in the increase of both regions and the scope of events where conflicts occur worldwide such as the Russia-Ukraine war and its repercussions on neighboring European countries and even on other global territories, the Iron Swords war which is perceived as a multi-territory campaign, the security situation in Syria and its global repercussions on nearby areas (such as Israel, Turkey, and even Azerbaijan) and the increasing tensions in the Persian Gulf, as well as neighboring countries in the near and further circles. These trends should lead to increasing investment by many countries (especially some European countries) in their technological systems to strengthen their security infrastructure, creating new opportunities for the marketing of TSG’s products. We believe that these trends may advance TSG’s ability to integrate its products into various systems in the defense sector both domestically and globally, and significantly impact its operational results.

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	2022	2023
Israel	$1,571,035	$1,600,763
International:
United States	680,325	644,918
Europe	262,303	315,081
Africa	26,692	26,035
Japan	11,333	11,881
Other (mainly Asia pacific)	20,669	22,225
Total	$2,572,357	$2,620,903

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

Matrix’s Competitive Landscape

Matrix’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators such as: Hilan Ltd., Malam-Team, IBM Israel, One-1, Kyndryl, Aman Computers, the Elad Group, Yael Software, SQLink, Emet Computing, AllCloud, Emet, LogOn, Abra-it, and HMS. Furthermore, there are dozens of medium and small companies operating in Israel, specializing in the fields of activities in which Matrix and its subsidiaries are engaged, which are also among its competitors. In addition, in recent years, large accounting and advisory firms such as Deloitte and E&Y have expanded their service portfolio to include managed services and consulting in the fields of BI, Cybersecurity, ERP and CRM. We view these firms as direct competition, given that they already have a deep understanding of a particular client’s business because of the accounting and auditing services they provide, and given the trust that they have developed with the client, which is an essential part of providing any services to a client. This international trend is as evident in Israel as it is in all major markets around the world. Matrix’s competitors in the United States market include many companies that provide similar services to those of Matrix, as well as providers of offshore services which utilize low rates. In some cases, Matrix competes with IBM, Accenture, Oracle and the large accounting and advisory accounting firms. To improve Matrix’s competitive advantages for its offerings in the U.S market, Matrix takes steps to reduce the cost of its services by i) performing some of the activities in its Offshore Centers in India (under its subsidiary Xtivia), ii) utilizing its Nearshore Development Center in Tampa, Florida, recruiting employees for full-time remote work all over the U.S and iii) by using development resources from Israel. Matrix’s international competitors in the Israeli marketplace include Microsoft, IBM, HP and Oracle. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. The main competitors with respect to infrastructure solutions include One-1, Malam-Team and Emet Computing. With respect to cloud services, competitors include All Cloud, DoIT, Google, Microsoft and Amazon Web Services. Matrix competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

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

Competitive Landscape for Insurance Software Solutions

Sapiens’ competitors in the insurance software solutions market differ from us based on size, geography and lines of business. Some of our competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis and delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO), or business process outsourcing (BPO).

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

We believe Sapiens is well-positioned to leverage our modern solutions, customer base and global presence to compete in this market and meet its challenges. In addition, Sapiens’ accumulated experience and expert teams allow it to provide a comprehensive response to the IT challenges of this market.

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate Sapiens from its potential competitors for insurance software solutions through the following key factors:

●	Sapiens offer cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment

●	Sapiens solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	Sapiens identifies technology trends and invests in adjusting its solutions to keep pace with today’s frenetic evolutions

●	Sapiens’ financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products.

●	Sapiens’ delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Sapiens’ track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

Sapiens leverages its proven track record of successful delivery to help our customers deploy its modern solutions, while integrating with their legacy environment (when that legacy environment must remain supported)

Competitive Landscape for Business Decision Management Solutions

Sapiens Decision is a pioneer in this disruptive market landscape. Since the introduction of its innovative approach to enterprise architecture to the market, Sapiens has identified only a small number of potential competitors.

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

With Magic xpa, we compete in the low-code application platform, SOA architecture and enterprise mobility markets. Our main competitors fall into two categories: (1) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform; and (2) providers of low-code development platforms, such as Microsoft, Salesforce.com, ServiceNow, OutSystems, Appian, Pegasystems and Mendix;

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues, which may impact our quarterly results. Following is the quarterly breakdown, by percentage, of standard working hours in each quarter of 2023 and 2024 in the Israeli market, which accounts for approximately 63% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter
2024	24.6%	26.3%	23.6%	25.5%
2023	26.1%	24.6%	23.7%	25.6%

In 2023, seasonality due to the Jewish holiday periods adversely impacted the second and fourth quarters (in addition to any adverse impact on working hours caused by the coronavirus pandemic, and the Israeli election day). In 2024, we expect seasonality due to the Jewish holiday periods to adversely impact the second and late third/ early fourth quarters.

The following table presents our revenues allocation per quarter in 2022 and 2023 (by percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2023	25.6%	25.0%	25.0%	24.4%
2022	25.3%	24.8%	24.4%	25.5%

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

Intellectual Property Rights

Sapiens , Magic, Michpal, TSG, ZAP Group and their subsidiaries rely on a combination of contractual provisions and intellectual property law to protect their proprietary technology. We believe that due to the dynamic nature of the markets in which we operate and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services, build upon the protection offered by copyrights. We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use its products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of its products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. Sapiens’ trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens’ use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the U.S., U.K., Benelux, Germany, France, Italy Switzerland, Israel, South Africa and the European Union. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

Magic Software has obtained trademark registrations in South Africa, Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand, the United Kingdom and the United States. The initial terms of the registration of its trademarks range from 10 to 20 years and are renewable thereafter. Magic Software’s use and registration of its trademarks do not ensure that it would have superior rights to others that may have registered or used identical or related marks on related goods or services. Magic Software has registered a copyright for its software in the United States and Japan. In addition, it has registered copyrights for some of its manuals in the United States and has acquired an International Standard Book Number (ISBN) for some of its manuals. Magic Software’s copyrights expire 70 years from date of first publication.

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

With respect to our defense sector activities, the IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG’s revenues in 2021, 2022 and 2023 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract. Accordingly, TSG is bound by an agreement with the Ministry of Defense, dated June 26, 2019, for an indefinite period, under which it will pay royalties based on all receipts from security exports, after deducting certain expenses, as detailed in the agreement. As of the date of this report, the total amount of royalties that the company paid from its total sales within the framework of security exports is immaterial.

Regulatory Impact

The global financial and defense services industries served in particular by Sapiens, Matrix IT, Magic Software, Michpal, TSG and their subsidiaries are heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the European Union General Data Protection Regulation, or GDPR, in the EU, the CCPA, a statute that went into effect on January 1, 2020 in California (and similar privacy legislation in New York and elsewhere in the U.S.), the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, regulators in Europe have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of bank assurance (selling insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity – such as that occurring in Europe – would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix IT’s and Magic Software’s IT businesses are generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency and increases the demand for Matrix IT’s and Magic Software’s services offering for entities that become subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix IT’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market, such as those published with respect to the required capital liquidity of banks in Israel, have also been generating demand for new IT solutions that Matrix offers. Matrix IT’s business is also affected by changes in regulations of the U.S Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

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

Matrix IT’s and Magic Software’s businesses have not been impacted to a material extent by government regulations.

Environmental, Social & Governance Matters

Our subsidiaries place an emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for their respective customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and to adhere to outstanding ethical business practices. Our subsidiaries have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of their business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. For example, Sapiens specifically is proud to encourage female advancement in its company, with 38% of its executive leadership consisting of women in 2023. Matrix specifically is also proud to foster a strong female voice in its company, with 51% of its overall human capital resources consisting of women in 2023. We strive to grow women’s representation within our operations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2024.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.2%

Sapiens International Corporation N.V.	Cayman Islands	43.6%

Magic Software Enterprises Ltd.	Israel	46.7%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	50.0%

InSync Staffing Solutions, Inc.	Delaware	90.1%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

Shamrad Electronic (1997) Ltd	Israel	100%

The common shares of Sapiens and the ordinary shares of Magic Software are each traded on the Nasdaq Global Select Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option by Magic Software to extend for an additional two 5-year term. In 2023, Magic Software paid $0.7 million under that lease. In addition, Magic Software subsidiaries lease office spaces in the United States, Israel, Europe, India, Japan and South Africa. In 2023, Magic Software’s rent costs for those additional facilities totaled $4.1 million, in the aggregate. We believe that Magic and our existing facilities are adequate for our current needs.

Matrix leases approximately 710,418 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Herzliya that serves as Matrix’s corporate headquarters. In October 2018, Matrix renewed its corporate headquarters lease agreement with Ofer Brothers Properties Ltd. according to which it leases its office spaces in Herzliya, Israel. The lease term is expected to end in October 2023. On February 2024 Matrix extended the term until June 2024. The cost of rent is NIS 10 million annually (approximately $2.8 million). In addition, Matrix leases an aggregate of approximately 53,700 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia, Hungary, India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In 2023, Matrix announced that by June 2024, it would be moving to a new campus in the O-TECH complex in Kfar Saba. The new campus will spread over 172,200 square feet of office space across 14 building floors and 151,000 square feet of parking space across 5 building floors. The lease term for the new campus expires in January 2032, with an option by Matrix to extend for an additional two 5-year term with an annual rent cost of approximately NIS 20 million (approximately $5.5 million). In the year ended December 31, 2023, Matrix’s rent costs totaled NIS 25.4 million (approximately $6.9 million), in the aggregate, for all of its leased offices. We believe that Matrix’s existing facilities are adequate for its current needs.

Sapiens leases office space in India, Israel, the United States, Germany, Poland, Lithuania, Latvia, Denmark, Spain, The United Kingdom, China, Turkey and Portugal. The lease terms for the spaces that Sapiens currently occupies are generally one to five years, with the lease term for one site extending to 2030, another one to 2031 and a third one to 2036. Based on Sapiens’ current occupancy, it leases the following amount of space in the following locations (offices over 500 square feet), which constitute Sapiens’ primary locations: in India, approximately 213,598 square feet; in Israel, approximately 79,489 square feet of office space; in the United States, approximately 27,300square feet (16,492square feet that we use - 10,808 square feet is subleased); in Germany, approximately 19,527 square feet; in Poland, approximately 40,803 square feet; in Lithuania, approximately 17,655 square feet (14,519 square feet that we use – 3,136 square feet is subleased); in Latvia, approximately 14,271 square feet; in Denmark, approximately 7,860 square feet; in Spain, approximately 6,700 square feet; in the United Kingdom, approximately 7,374 square feet, and in China, approximately 5,180 square feet. Sapiens Israeli offices house its corporate headquarters, as well as its core delivery research and development activities. We believe that Sapiens’ existing facilities are adequate for our current needs. In 2023, Sapiens’ rent costs totaled $8.7 million, in the aggregate, for all of its leased offices. We believe that Sapiens’ existing facilities are adequate for its current needs.

Michpal leases approximately 45,000 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Tel-Aviv that serves as Michpal’s corporate headquarters. During the year ended December 31, 2023, Michpal’s rent costs totaled $1.1 million, in the aggregate, for its leased office space.

Zap Group leases approximately 45,682 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petah-Tikva that serves as Zap Group’s corporate headquarters. During the year ended December 31, 2022 Zap Group’s rent costs totaled $1.0 million, in the aggregate, for its leased office space.

Ofek leases approximately 18,600 square feet of office space in Netanya, Israel, under a lease agreement entered in March 2020 for a term of six (6) years. During the year ended December 31, 2023, Ofek’s rent costs totaled $0.1 million, for its leased office space.

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

Other than in our joint control in TSG in which each of we and Israeli Aerospace Industries Ltd. holds 50% of its voting power, we currently have effective control under IFRS 10 in each of our other investees, Matrix IT, Sapiens, Magic Software, Michpal, Ofek Aerial Photography, InSync, Shamrad Electronics and Zap Group, despite the lack of absolute majority of voting power in Matrix IT, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2023 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2022 and 2023 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2022 and 2023. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2021, 2022, and 2023.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2023 and 2022. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2021 and 2022. In order to view that latter analysis, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on May 15, 2023, which analysis is incorporated by reference herein.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2022 and 2023, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	2022	2023
Revenues	$2,572,357	$2,620,903

Cost of revenues	1,949,892	1,977,192

Gross profit	622,465	643,711

Research and development expenses, net	72,129	77,968

Selling, marketing, general and administrative expenses	317,956	326,375

Capital gain from realization of a Matrix IT’s subsidiary	44,260	-

Operating income	276,640	239,368

Financial expenses	(27,216)	(42,134)

Financial income	7,286	13,800

Pre-tax income before share of profits of companies accounted for at equity, net	256,710	211,034

Taxes on income	55,235	46,075
Share of profits of companies accounted for at equity, net	(1,808)	773

Net income	$199,667	$165,732

Attributable to:
Equity holders of the Company	81,393	64,014
Non-controlling interests	118,274	101,718

Statement of Profits or Loss as a

Percentage of Revenues

	2022	2023
Revenues	100%	100%

Cost of revenues	75.8%	75.4%

Gross profit	24.2%	24.6%

Research and development expenses, net	2.8%	3.0%
Selling, marketing, general and administrative expenses	12.3%	12.5%
Capital gain from realization of a Matrix IT’s subsidiary	1.7%	-
Operating income	10.8%	9.1%

Financial expenses	(1.1)%	(1.6)%
Financial income	0.3%	0.5%

Pre-tax income before share of profits of companies accounted for at equity, net	10.0%	8.0%

Taxes on income	2.1%	1.8%
Group’s share of earnings of companies accounted for at equity, net	(0.1)%	0.1%

Net income	7.8%	6.3%

Attributable to:
Equity holders of the Company	3.2%	2.4%
Non-controlling interests	4.6%	3.9%

Revenues. Revenues in 2023 increased by approximately 1.9%, from $2,572.4 million in 2022 to $2,620.9 in 2023. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by approximately 0.8%, from $1,912.9 million in 2022 to $1,927.5 million in 2023, and revenues from the sale of our proprietary software products and related services increased by approximately 5.1%, from $659.5 million in 2022 to $693.4 in 2023.

Software Services Revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Michpal, Insync and Zap Group — and was primarily due to growth in their revenues as described below:

Matrix:

Matrix’s revenues reported under this revenue stream increased from NIS 4,541.2 million (approximately $1,353.6) in 2022 to NIS 5,086.4 (approximately $1,380.3) in 2023, reflecting an increase of approximately 12.0% when measured in NIS, Matrix’s local currency (compared to 2.0% when measured in U.S dollars). The increase in Matrix’s revenues, when measured in NIS, reflected an increase in almost all of Matrix’s principal areas of operations, excluding a 16.8% decrease recorded in Matrix’s training and integration business segment, when measured in NIS, resulting mainly from overall decrease in the demand for training activities, compared to last year in line with the decrease in the demand for employees in the high-tech sector in Israel in 2023. In addition, the training activity was adversely affected by Israel’s Home Front Command declared limitations, during the first weeks of the war, which limited organizations’ capabilities to hold frontal courses at their facilities from the fear of mass casualty events.

The increase in Matrix revenues was mainly attributable to each of the following: (1) an increase of approximately 17.3% in Matrix’s Information Technologies (IT) Software solutions and services in Israel from NIS 2,435.4 million (approximately $725.9) in 2022 to NIS 2,856 million (approximately $775.0) in 2023; (2) an increase of approximately 6.3% in Matrix’s computer infrastructure and integration solutions from NIS 1,345.6 million (approximately $401.1 million) in 2022 to NIS 1,431 million (approximately $388.3) in 2023; (3) an increase of approximately 10.2% in Matrix’s Information Technologies (IT) Software solutions and services in the United States from NIS 434.3 million (approximately $129.4 million) in 2022 to NIS 478.4 million (approximately $129.8) in 2023; and (4) an increase of approximately 17.8% in Matrix’s Software product marketing and support from NIS 249.9 million (approximately $74.5 million) in 2022 to NIS 294.2 million (approximately $79.8) in 2023. The increase was offset, in part, by a decrease of 16.8% in Matrix’s training and integration from NIS 207.6 million (approximately $61.9 million) in 2022 to NIS 172.8 million (approximately $46.9 million) in 2023.

The increase in Matrix’s overall revenues was also due to: (A) the inclusion of the first full year of revenues of RDT Equipment and Systems (1993) Ltd. (consolidated upon acquisition by Matrix as of June 2022) and (B) the inclusion for the first time of revenues during 2023 of Zebra AGR Technologies Ltd. (consolidated upon acquisition by Matrix as of January 2023).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, decreased by approximately 6.9% from $489.2 million in 2022 to $455.5 million in 2023, primarily attributable to (1) a decrease of $54.1 million in Magic Software professional services in North America and (2) a decrease of $19.0 million mainly due to the devaluation of the NIS versus U.S dollar. The decrease Magic Software experienced in 2023 in North America, resulted mainly from its largest revenue generating client, which without any advance notification and due to internal reasons unrelated to Magic Software’s services, decided during the third quarter of 2023 and going forward to immediately suspend significant parts of its active time and materials-based project, this was offset by i) first time consolidation of Magic Software’s subsidiary KMT acquired on June 8, 2023 which contributed $4.4 million to its revenues and ii) a strong demand from existing customers in Israel for Magic Software’s professional services mainly in the financial and defense sectors .

InSync:

InSync’s revenues increased by approximately 14.6% from $46 million in 2022 to $52.7 million in 2023. The increase in Insync revenues was primarily attributable to the first time full-year consolidation of Bear Staffing Services Corporation (consolidated upon acquisition by Insync as of December 12, 2022).

Michpal:

Michpal’s revenues, reported under this revenue stream, increased by approximately 8% from $10.5 million in 2022 to $14.1 million in 2023. The increase in Michpal’s revenues reported under this revenue stream was primarily attributable to the inclusion for the first time of revenues during 2023 of Emalogic Software Ltd., consolidated upon acquisition by Michpal as of June 22, 2023.

ZAP Group:

Zap Group’s revenues, reported under this revenue stream, increased by approximately 34.2% from $9.2 million in 2022 to $9.9 million in 2023. The increase in Zap Group’s revenues reported under this revenue stream was primarily attributable to the inclusion of the first full year of revenues of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”, consolidated upon acquisition by Zap Group as of December 2022) and Marcomit Ltd (consolidated upon acquisition by Zap Group as of December 2022).

Shamrad Electronic:

Shamrad Electronics’ revenues, reported under this revenue stream, increased by approximately 257% from $3.7 million in 2022 to $13.2 million in 2023. The increase in Shamrad Electronics’ revenues reported under this revenue stream was primarily attributable to the inclusion of the first full year of revenues of Shamrad Electronics’ (consolidated upon acquisition by the Company as of On October 2, 2022) and significant increase in demand for Shamrad Electronics for announcement and alarm systems and electronic security systems resulted from the “Iron Swords War”.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was primarily attributable to the increase of Sapiens revenues by approximately 8.4% from $474.7 million in 2022 to $514.6 million in 2023; offset by (A) the decrease by approximately 20.8%, from $39.4 million in 2022 to $31.2 million in 2023, in Zap Group’s revenues, reported under this revenue stream, resulting from a decrease in revenues of $2.9 million resulting from devaluation of the NIS in relation to the U.S dollar alongside a decrease in the demand for Zap Group’s advertising services mainly resulting from the “Iron Swords War”.

Sapiens:

Sapiens’ revenues increased by $39.8 million, or 8.4%, to $514.6 million for the year ended December 31, 2023 from $474.7 million for the year ended December 31, 2022. The increase in revenues of approximately $39.8 million for the year ended December 31, 2023 was primarily attributable to Sapiens’ core solutions. Sapiens’ revenues in North America increased by $14.7 million, or 7.4%, to $212.2 million for the year ended December 31, 2023 from $197.5 million for the year ended December 31, 2022. That increase was attributable to an organic growth of all Sapiens’ insurance products. Sapiens’ revenues in Europe increased by $24.4 million, or 10.5%, to $257.2 million for the year ended December 31, 2023 from $232.8 million for the year ended December 31, 2022. That increase was primarily attributable to the organic growth of Sapiens’ core business P&C and L&P. Sapiens’ revenues in the rest of the world increased by $0.7 million, or 1.7%, to $45.2 million for the year ended December 31, 2023 from $44.4 million for the year ended December 31, 2022.

Michpal:

Michpal Group’s revenue reported under this revenue stream increased from NIS 96.7 million (approximately $28.8 million) in 2022 to NIS 105.2 million (approximately $28.6 million in 2023), reflecting an increase of 8.8% when measured in NIS. The increase in revenues of approximately NIS 8.5 million for the year ended December 31, 2023 was primarily attributable to increased demand for Michpal’s group payroll and financial solutions.

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by approximately 2.5% from $77.6 million in 2022 to $79.6 million in 2023. The increase in Magic Software’s revenues, reported under this revenue stream was primarily attributable to increased demand for Magic Software’s software solutions and third-party products.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues, and (ii) software services revenues for the years ended December 31, 2022 and 2023, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2022 to 2023, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2022		Year	2023
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	659,470	25.64%	5.1%	693,426	26.46%
Software services	1,912,887	74.36%	0.8%	1,927,477	73.54%
Total	2,572,357	100%	1.9%	2,620,903	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2022 and 2023, respectively, were as follows:

	Year ended December 31,
	2022	2023
	($ in thousands)
Israel	$1,571,035	1,600,763
International:
United States	680,325	644,918
Europe	262,303	315,081
Africa	26,692	26,035
Japan	11,333	11,881
Other (mainly Asia pacific)	20,669	22,225
Total	$2,572,357	2,620,903

Cost of Revenues. Cost of revenues consists primarily of compensation expense to employees and subcontractors, royalties and licenses payable to third parties, amortization of acquired technologies, capitalized software and depreciation, cloud-related cost, and hardware and other materials costs. Cost of revenues increased by 1.4% from $1,949.9 million in 2022 to $1,977.2 million in 2023. As a percentage of total revenues, costs of revenues in 2022 and 2023 decreased from 75.8% in 2022 to 75.4%, in 2023.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $346.8 million in 2022 to $365.6 million in 2023. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services remained relatively at 52.7% in 2023 compared to 52.3% in 2022.

The cost of revenues for software services increased from $1,605.5 million in 2022 to $1,611.6 million in 2023. As a percentage of software services revenues, costs of revenues for software services remained relatively stable, at 83.6% in 2023 compared to 83.9% in 2022.

Matrix:

Matrix’s cost of revenues increased by approximately 11.7%, when measured in NIS, Matrix’s local currency, from NIS 4,000.7 million (approximately $1,192.7 million) in 2022 to NIS 4,467.9 million (approximately $1,212.6 million) in 2023. The increase in absolute cost of revenues was in line with the increase in Matrix revenues. The level of Matrix’s cost of revenues as a percentage of its revenues remained relatively stable these last two years, at 85.6% in 2022 and 85.4% in 2023 (when measured in NIS).

Matrix’s cost of revenues for each of the years ended December 31, 2022 and 2023 does not include amounts of stock-based compensation.

Sapiens:

Sapiens’ cost of revenues increased by $19.5 million, or 7.1%, to $292.0 million for the year ended December 31, 2023, as compared to $272.4 million for the year ended December 31, 2022. The increase was mainly due to an increase in the number of delivery employees compared to 2022, Cost of revenues amounted to 56.8% as a percentage of Sapiens’ revenues during the year ended December 31, 2023, which was a decreased by 60 basis points from the corresponding percentage for the year ended December 31, 2022 measured at 57.4%.

Sapiens’ cost of revenues for each of the years ended December 31, 2022 and 2023 does not include amounts of stock-based compensation.

Magic Software:

Magic Software’s cost of revenues decrease by approximately 7.1%, from $411.4 million in 2022 to $382.1 million in 2023. The decrease in absolute cost of revenues was in line with the decrease in revenues by 5.6% year over year, from $566.8 million recorded in 2022 to $535.1 million recorded in 2023. Cost of revenues amounted to 71.4% as a percentage of Magic Software’s revenues during the year ended December 31, 2023, which was a decrease by 120 basis points from the corresponding percentage for the year ended December 31, 2022 measured at 72.6%.

Magic Software’s cost of revenues for each of the years ended December 31, 2022 and 2023 does not include amounts of stock-based compensation.

InSync:

InSync’s cost of revenues increased by approximately 13.1% from $39.4 million in 2022 to $44.5 million in 2023. The increase in absolute cost of revenues was in line with the increase in revenues by 14.6% year over year, from $46 million in 2022 to $52.7 million in 2023. Cost of revenues amounted to 84.4% as a percentage of Insync’s revenues during the year ended December 31, 2023, which was a decrease by 110 basis points from the corresponding percentage for the year ended December 31, 2022 measured at 85.5%. Insync’s cost of revenues for each of the years ended December 31, 2022 and 2023 does not include amounts of stock-based compensation.

ZAP Group:

Zap Group’s cost of revenues increased by approximately 12.9% from $17.0 million in 2022 to $19.2 million in 2023. Cost of revenues amounted to 42.4% as a percentage of Zap Group’s revenues during the year ended December 31, 2023, which was an increase by 830 basis points from the corresponding percentage for the year ended December 31, 2022 measured at 34.1%. The increase in Zap Group’s cost of revenues as a percentage of its revenues was mainly attributable to the first full year of cost of revenues of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”, consolidated upon acquisition by Zap Group as of December 2022) and Marcomit Ltd (consolidated upon acquisition by Zap Group as of December 2022) which carry lower levels of gross margins compared to Zap Group other lines of business which have also experienced lower levels of demand in 2023 compared to 2022 primarily resulting from the continued challenging economic environment on the back of high levels of interest rates, persistent inflation and reduced capital spending along with the consequences of the outbreak of the “Iron Swords War”.

Zap Group’s cost of revenues for each of the years ended December 31, 2022 and 2023 does not include amounts of stock-based compensation.

Shamrad Electronic:

Shamrad Electronics’ cost of revenues, increased by approximately 278.0% from $2.9 million in 2022 to $10.9 million in 2023, in line with the increase in Shamrad Electronics’ revenues which grew by 274.4% year over year. The increase in Shamrad Electronics’ cost of revenues was primarily attributable to the inclusion of the first full year of operations of Shamrad Electronics’ (consolidated upon acquisition by the Company as of On October 2, 2022) and significant increase in demand for Shamrad Electronics for announcement and alarm systems and electronic security systems resulted from the “Iron Swords War”. Shamrad Electronics’ cost of revenues amounted to 78.9% as a percentage of Insync’s revenues during the year ended December 31, 2023, which was a increase by 80 basis points from the corresponding percentage for the year ended December 31, 2022 measured at 78.1%.

Operating Expenses:

Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of compensation expense to employees and subcontractors engaged in research and development. Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.

Research and development expenses, gross, increased from $81.3 million in 2022 to $88.0 million in 2023, mainly due to: an increase in the number of R&D employees in 2023 compared to 2022. Capitalization of software costs in 2022 and 2023 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, and Sapiens and certain of its subsidiaries). Research and development expenses, net, increased from $72.1 million in 2022 to $78.0 million in 2023, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, slightly increased from 2.8% in 2022 to 3.0% in 2023. Research and development expenses for the years ended December 31, 2023 and 2022 do not include amounts of stock-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of compensation expense to employees and subcontractors involved in sales, marketing, management and administrative functions, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $318.0 million in 2022 to $326.4 million in 2023. As a percentage of revenues, SMG&A slightly increased from 12.4% in 2022 to 12.5% in 2023.

The increase in SMG&A expenses in 2023 was mainly attributable to: (i) an increase in Matrix’s SMG&A by $4.9 million resulting from (A) an increase of $7.9 million resulting from an increase in the number of sales and marketing employees compared to 2022 in line with the increase recorded in Matrix revenues (B) an increase of $4.1 million in stock based compensation costs and (C) an increase of $1.6 million in intangible assets amortization costs resulting from acquisitions, which was offset in part by a decrease by $8.0 million resulting from the appreciation of the USD compared to the NIS in 2023; (ii) an increase in Magic Software’s SMG&A from $83.5 million in 2022 to $85.6 million in 2023, which was mainly attributable to (A) an increase of $1.7 million in Magic Software stock based compensation costs from $2.1 million in 2022 to $3.8 million in 2023, (B) and increase of $1.7 million resulted from the first full year inclusion of The Goodkind Group, LLC (consolidated upon acquisition as of August 2022) and the first-time inclusion of KMT (consolidated upon acquisition as of June 2023) and (C) an increase of $1.1 million related to costs recorded with respect to increase in valuation of contingent consideration related to acquisitions; (iii) an increase in Insync’s SMG&A expenses by approximately $3.0 million resulting from first-time full year inclusion of Services Corporation (consolidated upon acquisition by Insync as of December 12, 2022), including $0.4 million recorded with respect to intangible assets amortization; (iv) an increase in Sapiens’ SMG&A by $1.6 million resulting from an increase in the number of sales and marketing employees compared to 2022; (vi) an increase in Shamrad’s SMG&A expenses by approximately $1.0 million resulting from first-time full year inclusion of Shamrad Electronics (consolidated upon acquisition by the Company as of On October 2, 2022) offset by a decrease of $4.4 million recorded in Zap Group’s resulting from (A) a decrease of $1.4 million resulting from a decrease in the number of sales and marketing employees compared to 2022, (B) a decrease of $0.7 million resulting from a decrease in valuation of contingent consideration related to acquisitions, (C) a decrease of $2.3 million resulting from the appreciation of the USD compared to the NIS in 2023 and (D) a decrease of $0.5 million resulting from a government compensation benefit extended by the Israeli government to cover loss of business resulted from the outbreak of the “Iron Swords War”.

As a percentage of total revenues, our SMG&A slightly increase from 12.4% in the year ended December 31, 2022, to 12.5% for the year ended December 31, 2023.

Consolidated stock-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2023 and 2022 amounted to $18.6 million and $15.0 million, respectively.

Operating Income. Our operating income decreased from $276.6 million in 2022 to $239.4 million in 2023. Operating income in 2022 included a capital gain from the disposition of a Matrix’s subsidiary (Infinity Labs R. & D. Ltd) for a total consideration of NIS 154.5 million (approximately $46.2 million), which resulted in a capital gain of $44.3 million. Excluding the impact of capital gain resulted from the sale of Infinity Labs, as a percentage of revenue, our operating income remained stable and changed from 9.0% in 2022 compared to 9. 1 % in 2023. The increase in our operating income during the year ended December 31, 2023 relative to the year ended December 31, 2022 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $27.2 million in 2022 to $42.1 million. Financial expenses, net increased from $19.9 million in 2022 to $28.3 million in 2023. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The increase in net financial expenses in 2023 was primarily attributable to (i) an increase in interest expenses on loans and borrowings from $9.8 million to $18.5 million resulting from increase interest rates level (ii) an increase in interest expenses attributed to IFRS 16 from $4.8 million in 2022 to $7.2 million in 2023, (iii) an increase in derivatives losses from $1.1 million in 2022 to $3.0 million in 2023 and (vi) in 2022, we had a one-time income from PPP loan forgiveness of $1.5 million, offset, in part, by (vi) a decrease in net positive impact of foreign exchange differences and other financial expenses and bank deposits amounting to $5.8 million.

Taxes on Income. Taxes on income decreased from $55.2 million in 2022 to $46.1 million in 2023, in line with the decrease in our income before taxes. As a percentage of pre-tax income, tax expenses amounted to approximately 21.8% in 2023, compared to 21.5% in 2022.

Share of profits (loss) of companies accounted for at equity, net. Share of profits (loss) of companies accounted for at equity, net, increased from a loss of $1.8 million in 2022 to an income of $0.8 million in 2023. Our share of loss of companies accounted for at equity, net in 2022 was mainly attributable to a loss recorded in TSG in 2022.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests decreased from $81.4 million in 2022 to $64.0 million in 2023, mainly due to (i) a decrease in Matrix’s net income attributable to its shareholders from $99.9 million recorded during the year ended December 31, 2022 to $61.1 million recorded during the year ended December 31, 2023, primarily resulting from a $17.7 million impact on our net income attributable to non-controlling interests recorded with respect to Matrix’s capital gain, net of tax recorded in 2022 with respect to the sale of Infinity Labs and (ii) the various gross profit, operating and financial expenses trends described above.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Danish Krone, Swedish Krona, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2022 and 2023, as reported by the Bank of Israel, was NIS 3.36 per $1 U.S. dollar, and NIS 3.69 per $1 U.S. dollar, respectively. Consequently, this trend decreased the dollar value of our NIS-based revenues and profitability for our Israeli software services in 2023 relative to 2022. On the other hand, a significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Danish Krone, Swedish Krona, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS or U.S dollar. As a result, the devaluation of the Euro, Japanese yen, Danish Krone, Swedish Krona, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that this movement has on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to 2.80%, 5.26% and 2.96% for the years ended December 31, 2021, 2022 and 2023 respectively. In 2021, the NIS appreciated relative to the U.S dollar, whereas in 2022 and in 2023 the NIS devaluated against the U.S dollar (in each case, based on average of the daily representative exchange rates). Therefore, in 2021 the appreciation of the NIS relative to the U.S dollar increased our operational results with respect to our operations carried out in Israel. In 2022 and in 2023, the depreciation of the NIS relative to the U.S dollar decreased our operational results with respect to our operations carried out in Israel, along with the increase that would have otherwise been caused by the rise in inflation in Israel in 2022 and in 2023.

An increase in the rate of inflation in Israel may also have a material adverse effect on our financial results by increasing our operational expenses, as certain of our operating lease and rent agreements are denominated in NIS and are generally linked to the Israeli CPI, so to the extent that the Israeli CPI rises, so will our operational expenses.

Though, to date, we have not engaged in significant currency hedging transactions, we do periodically engage in certain economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to reduce our exposure, from the perspective of our profitability, to the risks that arise from the adverse impact that exchange rates bear on our revenues and expenses that are denominated in non-U.S. currencies. Instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes. In the future, we may enter into more or larger currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the NIS, Euro, Danish Krone, Swedish Krona, Japanese yen or British pound against the U.S dollar, and from increases in the Israeli inflation rate. However, we cannot assure you that these measures will adequately protect us from the adverse effects of those fluctuations.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2021	2.8%	(6.0)%	(3.56)%
2022	5.26%	3.98%	10.96%
2023	2.96%	9,89%	(2.67)%

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

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

Sapiens has received a new tax ruling from the ITA valid until December 31, 2024, according to which dividends paid to Israeli shareholders who are individuals and to non-Israeli shareholders (individuals and corporations) will be subject to withholding tax at source at the rate of 25% and in the case of Israeli resident corporations— 0%, regardless of the source of the dividends. We cannot guarantee that the tax ruling will be extended further beyond December 31, 2024.

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

In 2022, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109 million (approximately $35.0 million), and accordingly our deferred tax liability includes an amount of $3.5 million. In 2022, the Sapiens filed its application for the Temporary Order and paid the required amount to the Israeli tax authority.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law). to a related foreign company if the “Benefitted Intangible Assets” (as defined under the Investment Law) were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority (“IIA”).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

We examined the impact of the 2017 Amendment and the degree to which certain of our Israeli subsidiaries will qualify as a PTE or SPTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of our Group’s taxable income with respect to certain operations under certain of our Israeli subsidiaries are entitled to a preferred 12% tax rate under the 2017 Amendment. In addition, from 2019 onwards, certain of our Israeli subsidiaries are considered a SPTE and as such are entitled to a SPTE tax rate of 6%, as described above.

Tax Benefits and grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $569.1 million and $528.2 million as of December 31, 2022 and 2023, respectively. At December 31, 2022, we had indebtedness to banks and others, including debentures, of $647.7 million and $541.3 million, respectively, of which $226.2 million and $218.9 million were current liabilities and $421.5 million and $322.4 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2023, Formula standalone had indebtedness of $158.5 million and $122.5 million, in the aggregate, outstanding under Formula’s secured debentures (Series A and Series C, respectively) which Formula sold in public offerings in Israel in September 2015 (extended in January 2018) and March 2019 (extended in April 2021 and August 2022), in each case, as described below.

We had cash and cash equivalents and short term deposit (including marketable securities) that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2022 and 2023 in amounts of $81.8 million and $91.9 million, respectively.

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

The total principal amount of all debentures—including Series A Secured Debentures and Series C Secured Debentures—issued by Formula that remain outstanding as of March 31, 2024 constituted NIS 446.5 million (approximately $123.1 million).

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

We have agreed to standard events of default under the Series A Secured Debentures and Series C Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default, excluding following an immediate repayment initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($20.7 million as of December 31, 2023);

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing the Series A Secured Debentures or Series C Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

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

Currently, Matrix, Sapiens, Magic Software, Zap Group, and Formula have such material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix over NIS nominated loans bear fixed interest at an average annual rate of 1.4%-3.8% (including Matrix Series B Debentures issued September 2022 and extended in December 2022). The long-term debt obligations of Magic Software over NIS nominated loans bear fixed interest at an annual rate of 6.32% and floating interest over NIS and dollar nominated loans at a rate of SOFR + 2.1% - SOFR + 3.38% over U.S dollar nominated loans and Prime +0.92% – Prime +0.95% over NIS nominated loans. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years. The long-term debt obligations of Zap Group over NIS nominated loans bear floating interest over NIS at a rate of Prime +0.95% – Prime +1.1%.

As of December 31, 2023, Matrix had aggregate short-term obligations to banks and others of NIS 403.7 million (approximately $111.3 million) and aggregate long-term obligations to banks and others of NIS 108.0 million (approximately $29.8 million) under its credit facilities. As of December 31, 2023, Magic Software had aggregate short-term obligations to banks and others of $28.9 million and aggregate long-term obligations to banks and others of $52.3 million under its credit facilities. As of December 31, 2023, Zap Group had aggregate short-term obligations to banks and others of NIS 12.7 million (approximately $3.5 million) and aggregate long-term obligations to banks and others of NIS 13.7 million (approximately $3.8 million) under its credit facilities. During the second half of 2022, in an effort to hedge its exposure to the effects of the increase in interest rates, Matrix engaged in two Series B bonds issuances, yielding a net amount (minus issuance expenses) of approximately NIS 471.4 million (approximately $140.4). The principal due under the Matrix IT Series B Debentures is payable in thirteen (13) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 33,959) on February 1st and on August 1st of each of the years 2023 through 2029 with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 34,148) paid on February 1, 2030. The outstanding principal amount under the Matrix IT Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years as of February 1, 2023, through 2030.

In September 2017, Sapiens issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first six principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022, 2023 and 2024.

In June 2020, Sapiens issued additional Series B Debentures in an aggregate principle amount of NIS 210 million (approximately $60.4 million) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210.8 million (approximately $60.6 million), out of which approximately NIS 3.0 million was attributed to interest payable (approximately $0.9 million). Debt discount of NIS 2.2 million (approximately $0.6 million) and issuance costs of NIS 2.3 million (approximately $0.7 million) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. The first four principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022, 2023 and 2024.

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

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software, Zap Group and Matrix was in compliance with each of its respective financial covenants.

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

Credit Ratings

In April 2021, following Formula’s consummation of a private placement to qualified investors in Israel of additional Series C Secured Debentures, Formula reported publicly to the TASE and Israeli Securities Authority that Midroog (established in affiliation with the worldwide rating company, Moody’s Corporation which maintains a 51% share capital interest) maintained the then-current credit rating of Aa3.il with stable outlook for Formula’s current series of secured debentures (Series A Secured Debentures and Series C Secured Debentures), which it affirmed in December 2023.

In connection with its August 2022 private placement of additional Series C Secured Debentures, on August 22, 2022, Formula publicized an updated rating report published by Standard & Poor’s Maalot, or S&P (a subsidiary of S&P Global) which it affirmed in July 2023, with respect to Formula and its two outstanding series of debentures. In that report, S&P assigned a rating of ilAA- for both the Series A Secured Debentures and Series C Secured Debentures, and a rating of ilAA-/stable for Formula itself.

In connection with Sapiens’ offering of its Series B Debentures, Sapiens received from S&P a corporate credit rating and a rating for the Series B Debentures, which S&P affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. On June 28, 2022, S&P upgraded the rating for Sapiens’ Series B Debentures from “ilA+” to “ilAA-” (on local scaling), with a stable outlook, which it affirmed in July 2023.

In connection with Matrix’s August offering of its Series B Debentures (then extended in December 2022 in a private placement) Matrix received from Midroog a corporate credit rating and a rating for the Series B Debentures, which Midroog affirmed, as of March 2023 and 2024, as ilAa3.il, with stable outlook.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $239.1 million in 2022 to $295.0 million in 2023, mainly resulting from (i) increase in Matrix’s cash flow provided by operating activities from NIS 387.4 million (approximately $115.3 million) in 2022 to NIS 496.2 million (approximately $134.5 million), (ii) increase in Sapiens cash flow provided by operating activities from $43.8 million to $79.4 million and (ii) increase in Magic cash flow provided by operating activities from $56.6 million to $69.0 million.

Net cash provided by operating activities in 2023 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $121.8 million; (ii) an increase in trade payables in an amount of $18.7 million; (iii) stock-based compensation expenses in an amount of $18.6 million; (v) an increase in deferred revenues in an amount of $9.7 million and (vi) a decrease in other current and long-term accounts receivable in an amount of $6.6 million, offset in part by: (a) a changes in deferred taxes, net in an amount of $8.3 million; (b) cash paid in respect of acquisitions of activities in an amount of $6.6 million; (c) change in liability in respect of business combinations in an amount of $2.1 million and (d) an increase in trade receivables in an amount of $3.4 million.

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

Cash Used by Financing Activities

Cash flow used by financing activities was $243.2 million in 2023 compared to cash flow used by financing activities in an amount of $71.0 million in 2022, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2023

In 2023, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $30.8 million, of which $16.6 million were paid to non-controlling interests.

In 2023, Matrix declared cash dividends to its shareholders in an aggregate amount of approximately NIS 126.4 million (approximately $34.3 million, based on the average exchange rate for the year 2023), of which NIS 65.5 million (approximately $17.8 million) were paid to non-controlling interests. In addition, in March 2024, upon the publication of its financial statements for the year ended December 31, 2023, Matrix announced an additional dividend distribution in an aggregate amount of approximately NIS 80.7 million (approximately $21.7 million) of which NIS 41.8 million (approximately $11.2 million) was paid to non-controlling interests.

In 2023, Sapiens declared cash dividends to its shareholders in an aggregate amount of approximately or $28.1 million, of which $15.7 million were paid to non-controlling interests. In addition, in March 2024, upon the publication of its financial statements for the year ended December 31, 2023, Sapiens announced an additional dividend distribution in an aggregate amount of approximately $15.6 million of which $8.8 million was paid to non-controlling interests.

Over all, net cash used by financing activities in 2023 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $62.5 million; (ii) dividends paid to Formula’s shareholders in an amount of $9.9 million; (iii) repayment of long-term loans from banks and others in an amount of $82.9 million; (iv) repayment of debentures in an amount of $60.4 million; (v) repayment of lease liabilities in an amount of $55.1 million; (vi) purchase of non-controlling interests in an amount of $2.7 million; (vii) a decrease in short-term bank credit, net in an amount of $9.5 million and cash paid due to exercise of put option by non-controlling interests in an amount of $13.2 million; offset in part by (a) receipt of long-term loans from banks and others in an amount of $55.6 million and (b) exercise of employees’ stock options in subsidiaries in an amount of $4.8 million.

Year Ended December 31, 2022

Cash flow used by financing activities was $80.0 million in 2022 compared to cash flow used by financing activities in an amount of $114.1 million in 2021, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:.

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

Overall, net cash used by financing activities in 2022 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $96.6 million; (ii) dividends paid to Formula’s shareholders in an amount of $21.8 million; (iii) repayment of long-term loans from banks and others in an amount of $87.9 million; (iv) repayment of debentures in an amount of $53.1 million; (v) repayment of lease liabilities in an amount of $49.7 million; (vi) purchase of non-controlling interests in an amount of $16.8 million; and (vii) a decrease in short-term bank credit, net in an amount of $7.3 million; offset in part by (a) proceeds from issuance of debentures, net in an amount of $199.1 million (mainly gross proceeds received by Matrix for the issuance of the Series B Debentures and proceeds received by Formula for the issuance of the additional Series C Secured Debentures); and (b) receipt of long-term loans from banks and others in an amount of $65.7 million.

Cash Used in Investing Activities

Net cash used in our investing activities was $139.2 million in 2023 compared to $74.3 million in 2022.

Net cash used in investing activities in 2023 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $37.0 million; (ii) purchase of property and equipment and intangible assets in an amount of $17.4 million; (iii) purchase of other investments in an amount of $0.5 million; (iv) capitalization of software development and other costs in an amount of $14.6 million; (v) payments to former shareholders of consolidated company in an amount of $7.9 million; (vi) net increase in short-term and long-term deposits in an amount of $51.5 million and (vii) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $11.9 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2023: (a) proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net in an amount of $0.7 million; and (b) proceeds from sale of property and equipment in an amount of $1.0 million.

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

Company Commitments

The total principal amount of all debentures—including Series A Secured Debentures and Series C Secured Debentures—issued by Formula that remain outstanding as of March 31, 2024 constituted NIS 446.5 million (approximately $123.1 million).

For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Sources of Financing” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2023 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions— Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2023 or as of the date of this annual report.

As alluded to above (see “Sources of Financing—Subsidiary and Affiliate Financing Activities” in this Item 5.B (“Liquidity and Capital Resources”)), the loan agreements, debentures and indentures to which we are party contain a number of conditions and limitations on the way in which we (Matrix, Sapiens, Magic Software, Zap Group and Formula) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries and affiliate have provided bank guarantees aggregating to approximately $41.9 million as of December 31, 2023 as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliate have also provided additional bank guarantees aggregating to $9.4 million as of December 31, 2023 as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

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

We and IAI have granted TSG, our jointly controlled affiliate, in equal share, a guarantee of NIS 40 million (approximately $11.0 million) as security against TSG’s bank credit line and bank guarantees issued by TSG for the performance of various contracts with its customers.

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2022 and 2023 were $72.1 million and $78.0 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Trends Impacting Our Industry and Our Business

Trends in the information technology market (IT)

The 2023 year was a weaker year for the IT market than the years during which COVID-19 had its biggest impact, but an improvement over 2022. According to Forrester, 2023 was expected to end with a 4% increase in global IT spending. According to Gartner, the growth was expected to be only 3.3%. The increase in software and IT services according to the forecast of these two market analysts exceeded 18%, while the investments in end devices, hardware in general, and communication services were to be very low, and some of them were even expected to decrease. Those factors resulted in expected increases of only 4% and 3.3% respectively, in the view of those analysts.

In Israel, the forecasts for IT spending in 2023 and 2024 were greatly influenced by the “Iron Swords War”, the geopolitical situation of Israel, and the uncertainties derived from it. IDC predicted that the increase in IT spending in Israel in 2023, in light of the ongoing “Iron Swords War”, was to reach only 4%, which nevertheless proves, in IDC’s opinion, the stability and resilience of the Israeli market. Looking ahead, analysts expect a recovery in 2024. According to Forrester, the year 2024 is expected to end with a 5.3% increase in global IT spending, with the software sector expected to grow by 10.5% and the IT services sector by 8.3%. According to Gartner, the growth in overall IT spending is expected to only grow by 6.8%, with the software sector expected to grow by 12.7% and the IT services sector by 8.7%. Also according to Gartner, in 2024, the fastest growing areas are cloud computing with an expected growth of 19% (of which IaaS will increase by 24%), data and business applications (CRM, ERP) with an increase of 14%, and also Cyber with an increase of 14% in 2024. Also, according to Gartner, the expected increase in Cloud computing spending in 2023 is 17.8%, and in 2024, 19%, while in the field of infrastructure cloud (IaaS) there is an increase of 24%. The growth rate of Cloud computing decreased by more than 25% in 2022, yet it is still the fastest growing area in IT between five and six times the average growth of overall IT spending.

IDC predicted $1 billion of spending in Israel (in 2024) just on IaaS, which currently accounts for about 65% of the high-tech market. IDC is expecting continued acceleration of the transition to the cloud in the public sector (and also in the business sector) not only because of the Nimbus project but to a large extent also because of the needs arising from the “Iron Swords War”.

Forrester predicts that the total expenses of the public and business sectors in Israel in 2024 will increase by about 3%.

IDC predicts that the increase in IT spending in Israel in 2024 may continue to be negatively affected by about 2% and reach only 4%, in the pessimistic scenario, or recover and grow by 6%. IDC, in the same report, talks about a 10% average annual growth (CAGR) in the years 2023-2027 in IT spending in the public sector, while other verticals (financial, high-tech, commerce, industry) are expected to grow on average between 3% and 6% during those years (2023-2027).

Hi-Tech Sector and Lack of Technological Human Capital and Related Professionals:

The 2023 year marked a continuation of the slowdown in the high-tech sector in Israel and around the world. This slowdown was expressed, among other things, in a decrease in the scope of capital raising in the industry, the closure of several start-up companies, and as a result, reductions in the number of manpower and layoffs in some companies. A large part of those who were laid off were re-employed in the industry, which still suffers from a shortage of technological manpower. According to the Central Bureau of Statistics data, the number of vacancies in the high-tech field in the 2023 year decreased to approximately 12,000 (a decrease of more than 40% compared to 2022). We believe that the trend of reducing manpower in high-tech companies may make it easier for us to recruit and retain employees and mitigate pressures for wage increases. On the other hand, the slowdown in the high-tech industry could lead to a decrease in demand and even hurt some of our customers in this field of activity and consequently cause damage to the results of the company’s activities. the shortage in competition for technological workforce and related professions in Israel may also have opposite effects on our business. On one hand, it is an inhibiting factor in the development of our business and our ability to satisfy the demand for our services in the technological fields (compensated to some extent by further increase in the demand for our non-IT services), it leads to salary increases for the company’s workforce (and consequently to the reduction of our profitability) and recruitment and retention costs. On the other hand, it increases the demand for our services - both for projects and for the services of our professional experts.

The U.S IT market is directly affected by economic developments in the U.S. During 2023, the U.S economy showed a trend of recovery, including a slowdown in inflation rates and a stabilization in interest rates. In terms of GDP growth data, the U.S GDP in 2023 increased by 2.5% annually compared to 1.9% in 2022 and 5.8% in 2021.

Forrester expected a 4.5% increase in the U.S market in 2023 (compared to 4% at a global level) and another 5.4% increase in 2024 (compared to 6.8% at a global level). Forrester predicted a 9.5% increase in software spending in the U.S market in 2023 and 10.6% in 2024. Forester also predicted a 4.8% increase in spending on IT services in 2023 and 7.3% in 2024. This was an expectation of a 9% increase in IT expenses for 2023 and 8.9% for 2024.

Similar to what we described regarding the software sector in Israel, a shortage in the technological workforce is also evident in the U.S market. The shortage and competition in the technological workforce and related professions in the U.S may have adverse effects on our business. On one hand, the lack of workforce makes it difficult for us to meet the demand for our services in technological fields and may force us to raise wages in our operations in the U.S, in order to preserve our existing workforce and to recruit new employees. Therefore, the continuation of the technological workforce shortage in the U.S may have a negative impact on the results of the company’s activities in the U.S. On the other hand, the possibility to work fully from home, and from anywhere with each client, allowed us to reduce our office space, as well as to increase our ability to employ workers.

Technology/Digital Insurance

There are various sales and marketing trends that influence Sapiens’ business.

Gartner, a leading global research and advisory company, has stated in its “Insurance CIO Priorities 2024: Insights for Technology and Service Providers’ Product Plans”, published on January 2, 2024 by James Ingham, that:

●	Insurance respondents continued focus on application modernization, cybersecurity, data science and cloud, as seen in previous years. However, for 2024, respondents have reported increased funding for integration technologies, and APIs and API architecture have risen to the top of the priority list for the first time.

●	Generative AI advancements have the potential to improve and accelerate the accuracy and efficiency of existing AI use cases — such as real-time summarization of customer call issues or extraction of data from complex policy documents — before unlocking value for net new use cases.

●	Insurance CIOs are taking a measured approach to cryptocurrency transactions, metaverse, quantum computing, 5G and blockchain, and may adopt these technologies either slowly or indirectly.

Other analyst reports, which were published previously, highlighted potential growth opportunities and areas of focus for insurers.

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

As customers become more sophisticated, the support of innovative products and distribution channels is mandatory. Insurers are identifying growth opportunities by attracting new customers and retaining current customers by seeking to reinvent the customer experience and provide quote and policy information to their customers upon request. This means strong emphasis on digitalization of processes, rapid configuration and omni-channel distribution needs.

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

A very notable trend is the rapidly increasing interest in AI, predictive models, and now also Generative-AI that is expected to bring a significant level of innovation, change, process automation and a growing trend of leveraging the huge amount of data captured by insurance carriers, to provide real-time insights and operational advice on managing the operation.

Also, the transfer to cloud-based systems in a SaaS engagement model with a subscription-type contracts is getting stronger, and we witness a growing and strong preference of customers and carriers to benefit from a cloud-native system.

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

Other than our joint control of TSG, in which each of we and Israeli Aerospace Industries Ltd. hold 50% of its voting power, we currently have effective control under IFRS 10 of each of our other investees, Matrix, Sapiens, Magic Software, Zap Group, Michpal, Ofek Aerial Photography, Shamrad and InSync, despite our lacking absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2023 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

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

Short-term deposits:

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

Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,319,937 as of December 31, 2023 respectively. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. The Company expected to recognize approximately 66.2% in 2024 from remaining performance obligations as of December 31, 2023, and the remainder thereafter.

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

Years
Customer relationship, backlog and distribution rights	1–15
Acquired technology	2–8
Patents	10

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

The discounted cash flow method is used to determine the recoverable amount of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which we are not yet committed or significant future investments that will enhance the performance of the assets of our cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of our cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. We performed annual impairment tests as of December 31, 2023, 2022 and 2021 and did not identify any impairments.

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

During the years ended December 31, 2021, 2022, and 2023, no impairment indicators were identified.

Financial instruments:

A.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

B.	Financial liabilities:

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

C.	Derecognition of financial liabilities:

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

iii.	Lease modifications:

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

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment.

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

Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, restricted cash, trade receivables.

The majority of the Group’s cash and cash equivalents, deposits, and other financial instruments are invested with major banks in Israel, the United States and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

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

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

In the process of applying the accounting policies, we have made the following judgments which have the most significant effect on the amounts recognized in our financial statements:

a.	Judgments:

(-)	Effective control:

We evaluate whether we control a company in which we hold less than the majority of the voting rights by, among others, reference to the size of our share of voting rights relative to the size and dispersion of voting rights held by the other shareholders, and by voting patterns at previous shareholders’ meetings.

(-)	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

(-)	Discount rate for a lease liability:

When we are unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, we use an incremental borrowing rate. That rate represents the rate of interest that we would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, we determine the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, we are assisted by an external valuation expert in determining the incremental borrowing rate.

(-)	Impairment of goodwill:

We review goodwill for impairment at least once a year. This requires our management teams to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. The possible effects on our financial statements are the recording of impairment losses in profit or loss.

Changes in accounting policies - initial adoption of new financial reporting and accounting standards

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current;

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument. The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The Company applied amendments related to the Subsequent Amendment in the consolidated financial statements included in this Annual Report.

2.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements. The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

We believe that the Amendments are not expected to have a material impact on our consolidated financial statements.

3.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking. The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows. The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments.

We believe that the Amendments are not expected to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of May 15, 2024.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	56	Chief Executive Officer	No formal arrangement regarding expiration of term of office
Asaf Berenstein	46	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	46	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Tammy Ohana Koll	48	Chief Technology Officer at Formula Systems and Chief Executive Officer of the Michpal Group	No formal arrangement regarding expiration of term of office
Marek Panek	54	Chairman of the Board of Directors	2024 annual shareholders meeting
Rafal Kozlowski	50	Director	2024 annual shareholders meeting
Tomer Jacob(1) (2) (3)	52	External director	May 2025
Relly Danon(1) (2) (3)	53	External director	May 2025
Karolina Rzonca-Bajorek	38	Director	2024 annual shareholders meeting
Gabriela Żukowicz	49	Director	2024 annual shareholders meeting

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

Senior Management

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

Tammy Ohana Koll has served as our Chief Technology Officer at Formula Systems and Chief Executive Officer of the Michpal Group since March 2023. Ms. Ohana Koll holds over 20 years of experience in the technology industry. Prior to joining our Company, Ms. Ohana Koll was Deputy Chief Executive Officer and the Chief Information Officer at Migdal Insurance & Finance Group for a term of 6 years. Ms. Ohana Koll was also Vise President of R&D at Migdal Insurance Company Ltd. for term of 6 years prior to becoming Chief Information Officer. Earlier in her career, Ms. Ohana Koll held the position of Vise President of product at Malam Payroll for term of 10 years. She holds a B.A. degree in Computer Science from Sapir College.

Maya Solomon-Ella has served as our Chief Operational Officer since September 2016. In her last position Maya served as the Transaction Support leader in Ernst& Young Israel (Tel-Aviv branch). Maya served in Ernst & Young 13 years, three of which were with the Assurance Services team (Hi Tech) and 10 of which have been spent in the Transaction Advisory Services (TAS) group. Since joining the TAS group at Ernst & Young, Ms. Solomon-Ella has been involved in M&A transactions across the globe. Ms. Solomon-Ella holds a B.A. degree in Economics-Accounting from Bar Ilan University and is a Certified Public Accountant (CPA) in Israel.

Directors

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. Z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. Z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996), Marketing Director (from October 1996 to March 2003), Sales and Marketing Director (from April 2003 to March 2004) and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. Z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafal Kozlowski has served as one of our directors since August 2012. From December 2020 Mr. Kozlowski has served as the President of the Management Board of Asseco Enterprise Solutions. From June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco Poland. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

Relly Danon was elected to our board of directors as an external director in May 2022. Ms. Danon currently serves as legal counsel at Netline Communications Technologies (NCT) Ltd., a position held since 2000. In addition, Ms. Danon serves as an external director at Y.D. More Investments Ltd., a position held since 2017. From 2008 through 2017, Ms. Danon served as an external director at Mega Or Holdings Ltd. Ms. Danon also served as an external director at Jerusalem Technology Investments Ltd. from 2012 through 2014. From 2007 through 2009, Ms. Danon served as a director at Apex Portfolio Management Ltd. Ms. Danon holds a B.A. degree in law from Tel Aviv University.

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

Gabriela Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer. Ms. Żukowicz has been working at Asseco Poland since 1998, serving as the Director of the Management Board Office (October 2004 – December 2009) and as the Director of the Legal and Organizational Department (January 2010 – October 2017). In addition, from August 2012 to September 2017, Ms. Żukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards in the companies Asseco Western Europe and Asseco Lietuva. In 1998, Ms. Żukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

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

Board Diversity Matrix

Board Diversity Matrix (as of March 15, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, as well as Ohad Melnick (our former director who served throughout 2023), direct remuneration and provided related benefits of approximately $11.4 million, in the aggregate, with respect to 2023. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 million in 2023. This aggregate compensation amount furthermore includes expenses recorded with respect to equity-based compensation in a total amount of $7.2 million for 2023.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2023 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2023.

Compensation of Management(1)

Name and Position(1) (2)	Salary ($, in thousands)	Benefits And Perquisites ($, in thousands)(4)	Variable Compensation ($, in thousands)	Equity Based Compensation ($, in thousands) (5)
Guy Bernstein – CEO (6)	563	-	2,747	6,460
Asaf Berenstin – CFO (3)	-	-	-	407
Tammy Ohana Koll – CTO	247	71	-	-
Maya Solomon-Ella – COO	175	39	68	330

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have four office holders who are members of management who are compensated by Formula (CEO, CFO, CTO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table serve as employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2023.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of our subsidiary Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 40%-50% of his time to Formula. Because he is not regularly compensated by Formula, except for variable compensation and equity-based compensation, Mr. Berenstin salary is not listed in this table. As of January 1, 2021, for his role as our Chief Financial Officer and Magic Software chief financial officer Mr. Berenstin, is entitled to an annual bonus in an amount equal to 0.3% of our net profit (including capital gains).

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 18(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our Chief Executive Officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. Additionally, Mr. Bernstein’s variable compensation includes payments due with respect to 611,771 RSUs granted to him by Formula in consideration of dividends that Formula distributes to its shareholders in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For the purpose of payment of the dividend amounts, the portion of the dividend amount to be released to Mr. Bernstein, will in each case be based on the proportion of the number of fiscal quarters that have lapsed at the time of distribution of the dividend from January 1, 2020 until December 31, 2027. An advance of 70% of the estimated annual bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom served as an employee of our company) during fiscal year 2023. The fees to the directors were paid by Formula.

Name and Principal Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek – Chairman	36,150
Rafal Kozlowski – Director	36,150
Ohad Melnick – Director(2)	43,100
Karolina Rzonca-Bajorek	36,150
Gabriela Żukowicz	36,150
Tomer Jacob - External Director	63,700
Relly Danon - External Director	43,160

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

(2)	Mr. Melnick served as a director throughout 2023 but was not re-elected at our annual general meeting of shareholders that took place on May 9, 2024.

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

Total fair value of the grant was calculated based on Formula Systems share price on the grant date and equaled to NIS 170.7 million (NIS 279 per share). The total compensation expense we recorded in our statement of profit or loss, in accordance with accounting principles, for the year ended December 31, 2023, was NIS 23.8 million (approximately $6.5 million).

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

For the purpose of payment of the Dividend Amounts to our chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2021 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded), and will be divided into 32 fiscal quarters (each, referred to as a Fiscal Quarter). The dividend amount within each dividend distributed to our shareholders will be released to, or set aside for, our chief executive officer together with the distribution of the dividend. The portion of the Dividend Amount to be released to our chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the Dividend Amount will be set aside and paid to our chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the Dividend Amount is released in full at the end of the Vesting Period for the RSUs. The total expense we recorded in our statement of profit or loss, in accordance with accounting principles, with respect to such dividend amounts for the year ended December 31, 2023, amounted to $0.4 million.

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

In the event of resignation by our chief executive officer not for Good Reason, our chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed from January 1, 2020, until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Restricted Share Grants to Chief Financial Officer

On March 13, and 14, 2021, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Financial Officer, Asaf Berenstin, 21,000 additional restricted shares under the 2021 Plan. These additional restricted shares vest on a quarterly basis over approximately five-year period, with 3,750 restricted shares, approximately 18% of the grant, vesting on the grant date with the remaining amount vested in 23 quarterly equal amounts of 750 restricted shares per quarter commencing on June 30, 2022 and concluding on December 31, 2027, provided that during such time the Chief Financial Officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the Chief Financial Officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. Total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to NIS 6.7 million (approximately $2.0 million), based on a share price of NIS 318. As of April 30, 2024, 9,750 out of the 21,000 restricted shares had vested.

Restricted Share Grants to Chief Operational Officer

On January 15 and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our Chief Operational Officer, Maya Solomon, 15,000 restricted shares under the 2021 Plan. These restricted shares vest at certain points in time over a seven-year period, which commenced on January 16, 2023 and concluding on December 31, 2029, provided that during such time the Chief Operational Officer continued to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). The total fair value of the grant was calculated based on the Formula share price on the grant date and amounted to $1.2 million ($81.65 per share). As of April 30, 2024, none of the 15,000 restricted shares had vested.

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

Our board is currently comprised of six persons, of which each of Tomer Jacob and Relly Danon has been determined by the board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market (or the Nasdaq listing rules), on which our ADSs are listed for trading. Concurrently with the initial election of Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Żukowicz to the board in August 2022, we opted, as a foreign private issuer under SEC rules, to follow Israeli law practice in lieu of the Nasdaq majority board independence requirement. Please see Item 16G below. Mr. Jacob and Ms. Danon serve as our external directors (succeeding Ms. Iris Yahal and Mr. Eli Zamir, as of May 2022, whose third three year term as external directors ended in April 2022) as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “—External Directors Under the Companies Law,” currently Tomer Jacob, Rafal Kozlowski and Karolina Rzonca-Bajorek have been determined by the board to possess such accounting and financial expertise.

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

Our audit committee consists of our two external directors, Mr. Tomer Jacob and Ms. Relly Danon. Each of Mr. Jacob and Ms. Danon qualifies as an independent director under both the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Mr. Jacob is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

We initially adopted a compensation policy during 2013. Our compensation policy was not re-approved at our Annual General Meeting of Shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Companies Law, our compensation committee and the board determined that the approval of the compensation policy is in the best interest of the company and exercised their right to adopt the compensation policy notwithstanding it not having been approved by the shareholders at the Annual Meeting. In December 2022, our compensation committee and board of directors re-approved our compensation policy and submitted it to our shareholders for approval at our January 12, 2023, special general shareholders meeting. Our shareholders did not approve the compensation policy at that meeting. On January 15, and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the compensation policy notwithstanding that our shareholders had not approved it.

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

Our compensation committee consists of our two external directors Mr. Tomer Jacob and Ms. Relly Danon. Each of the members of our compensation committee qualifies as an independent director under the Nasdaq listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, Zap Group and its subsidiaries, Ofek Aerial Photography, Shamrad and Michpal and its subsidiaries) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2023 was approximately $1,679,000 for the entire Group. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries amounted in 2023 to $235,000. For 2024, the total premium we paid as a Group amounted to $1,295,000. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries with respect to 2024 amounted to $181,250.

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

The table below sets forth the average number of employees employed by us, as allocated among our eight subsidiaries in which we have effective control through December 31, 2023, during each of the last three fiscal years:

	Year ended December 31,
	2021	2022	2023
Matrix	10,820	11,200	11,200
Magic Software	3,677	4,161	3,628
Sapiens	4,044	4,754	5,000
TSG	419	442	500
Michpal	216	273	302
Ofek	94	90	87
Insync	762	788	948
Zap Group	301	311	198
Shamrad	-	40	37
Total	20,333	22,059	21,900

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2021	2022	2023
Israel	13,074	13,629	13,763
United States and Canada	3,569	3,198	3,498
Europe	1,756	2,771	1,978
Asia (mainly India)	1.922	2,453	2,650
South Africa	12	8	11
Total	20,333	22,059	21,900

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

As of April 30, 2024, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our Chief Executive Officer, Mr. Asaf Berenstin, our Chief Financial Officer and Ms. Maya Solomon, our Chief Operational Manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin or Ms. Solomon has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 1,797,973 of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 31,833 of Formula’s ordinary shares, consisting of 10,000 restricted shares, 833 restricted shares and 21,000 restricted shares which were granted to him on November 13, 2014, August 17, 2017 and March 14, 2022, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 30, 2024, 20,583restricted shares were fully vested, with the remaining 11,250 restricted shares to be vested over 19 equal quarterly periods, which commenced on April 1, 2023 and will conclude on December 31, 2027. All restricted shares, whether vested or not, are held in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 25,000 of Formula’s ordinary shares, consisting of 10,000 restricted shares and 15,000 restricted shares which were granted to her on November 19, 2018 and on January 16, 2023, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 30, 2024, 10,000 restricted shares were fully vested, with the remaining 15,000 restricted shares to be vested at certain points in time over a seven-year period, which commenced on January 16, 2023, and which concludes on December 31, 2029. All restricted shares, whether vested or not, are held in the trust.

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

Of the options available for grant under the 2021 Plan, we approved the grant, in March 2022, of 21,000 restricted shares to our Chief Financial Officer and an aggregate of 2,400 restricted shares to employees of the Company and the grant in January 2023, of 15,000 restricted shares to our Chief Operations Officer. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation” for a description of those grants.

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

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of May 10, 2024 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,154	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,318,304	8.60%
Menora Mivtachim Holdings Ltd.(6)	1,091,708	7.12%
The Phoenix Holdings Ltd. (7)	1,084,026	7.07%
Yelin Lapidot Holdings Management Ltd. (8)	981,589	6.40%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	808,061	5.27%
All directors and executive officers as a group (7 persons) (10)	1,829,306	11.93%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 129,941 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of May 10, 2024.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on Amendment No. 6 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 30, 2024 with respect to its holdings as of December 31, 2023. Harel Insurance is a publicly held Israeli company. Out of the 1,318,304 ordinary shares beneficially owned by Harel Insurance as of December 31, 2023: (i) 1,183,377 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 134,927 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on Amendment No. 8 to Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings, on February 14, 2024 with respect to its holdings as of December 31, 2023. As of December 31, 2023, the subject ordinary shares are beneficially owned by Menora Holdings or by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. Out of the 1,091,708 ordinary shares beneficially owned by Menora Holdings as of December 31, 2023: (i) 951,811 ordinary shares were beneficially owned by Menora Mivtachim Pensions and Gemel Ltd; (ii) 130,288 ordinary shares were beneficially owned by Menora Mivtachim Insurance Ltd; (iii) 8,078 ordinary shares were beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; and (iv) 1,531 ordinary shares were beneficially owned by Shomera Insurance Company Ltd.

(7)	Based on Amendment No. 4 to Schedule 13G filed by The Phoenix Holdings Ltd., or Phoenix Holdings, on February 12, 2024 with respect to its holdings as of December 31, 2023. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of December 31, 2023, the subject ordinary shares were held as follows: (i) The Phoenix pension and provident funds: 207; (ii) Partnership for Israeli shares: 792,093, and Partnership for investing in share indexes: 2,637 (all ownership rights in these partnerships belong to companies that are part of the Phoenix Group, and the amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement); (iii) The Phoenix Investments House - trust funds: 282,624; and (iv) The Phoenix “nostro” accounts: 6,672.

(8)	Based on Amendment No. 5 to Schedule 13G filed by Yelin Lapidot, or Yelin, on January 31, 2024 with respect to its holdings as of December 31, 2023. Out of the 981,589 ordinary shares beneficially owned by Yelin as of December 31, 2023: (i) 650,743 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 330,846 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on Amendment No.1 to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 14, 2024 with respect to its holdings as of December 31, 2023. Clal is a publicly held Israeli company. All 808,061 ordinary shares beneficially owned by Clal as of December 31, 2023 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(10)	Includes the shares beneficially owned by Guy Bernstein described in footnote (4) above, as well as 21,333 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on each of November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, all of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

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

As of April 30, 2024, we had two shareholders of record, one of which was a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Israel Discount Bank Limited’s registrar company. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

As of April 30, 2024, 129,941 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 0.8% of our outstanding ordinary shares. As of that date, there were approximately 58 registered holders of our ADSs, of whom approximately 50 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total annual premium of $1,679,000 for the period starting on February 14, 2023 and ending on February 13, 2024. On February 14, 2024, we have renewed our insurance policy covering the Formula Group’s D&O liability for another year for a total annual premium of $1,295,000 million to be allocated between our subsidiaries excluding Matrix.

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

Services Obtained from Asseco

During 2023, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $0.2 million.

Services Provided to Asseco

During 2023, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.5 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $28,288 U.S. dollar in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2023.

Matrix paid us approximately $27,000 in respect of their share of the director’s fees of Guy Bernstein, their Chairman, for the year ended December 31, 2023. Mr. Bernstein serves as the Chief Executive Officer of Formula.

Other Transactions

As of December 31, 2023, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $1.2 million and $1.0 million, respectively.

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

Export Sales

In 2023, 38.9% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4.—Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

Legal Proceedings Related to Formula’s CEO’s RSU Grant

On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on our behalf, against each of our five directors, as well as our chief executive officer, Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin, as defendants. We and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Companies Law, of compensation awarded to the our chief executive officer and chief financial officer, including past engagements with our chief executive officer and our compensation committee and board of directors recent re-approval (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to our chief executive officer. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to Formula Systems, as well as compensation to Formula Systems for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to our ADSs. We reject all claims made by Olir and believe that all actions taken by our board of directors and our committees were taken in accordance with the Companies Law, for Formula’s benefit, and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify, and on May 13, 2021, all respondents filed their responses to the Motion to Certify.

On May 19, 2021, we filed a motion asking the court to order Olir to deposit a guarantee for our costs in the proceedings. On June 23, 2021, Olir filed its response to the motion. The parties held mediation meetings. The mediation meetings took place on February 16, 2022, May 17, 2022 and May 24, 2022. The mediation ended without the parties reaching an agreement. On June 16, 2022, following the oral argument at the pre-trial hearing, the district court accepted our request and ordered Olir to deposit a guarantee for the Formula’s costs. Olir deposited the guarantee and paid Formula the costs as ordered. in the proceedings in the amount of NIS 0.2 million. On January 24, 2023, we submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to our chief executive officer by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, we submitted our response to Olir’s response. Olir filed its briefs by September 18, 2023. On December 3, 2023, we filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023, the court granted our motion to dismiss in limine, and ordered us to pay Olir’s costs in an amount of NIS 45,000. On January 25, 2024, Olir filed an appeal against the District Court’s decision, with the Israeli Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024, all respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rule of law when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. A bench hearing is now scheduled for February 5, 2025. The respondents are required to file their response to Olir’s appeal by June 10, 2024. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

Legal Proceedings related to Matrix

On December 3, 2023, our subsidiary Matrix received a request for disclosure of materials pursuant to Section 198a of the Companies Law, which was submitted to the District Court (Economic Division) of Tel Aviv-Jaffa by an individual who claimed to be a shareholder of Matrix. The request related to a potential derivative claim that could be filed by the individual, on Matrix’s behalf, against Matrix’s chief executive officer and each of its directors related to the procedure for the approval of compensation awarded to Matrix’s chief executive officer following the rejection of such compensation by Matrix’s general meeting of shareholders and the re-approval of that compensation by Matrix’s compensation committee and board of directors, respectively, acting in accordance with the Companies Law. Matrix filed a response to the disclosure request in which Matrix requested that the court deny, on various grounds, the request made by the potential plaintiff. At this early stage of this legal proceeding we cannot predict its outcome.

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

On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24.5 million (approximately $7.0 million) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the Claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. On July 19, 2022, a pre-trial hearing took place, at the end of which it was held that the Parties must conclude the discovery proceedings by September 10, 2022, and that should any of the Parties wish to submit a motion following receipt of the answers, they must do so by November 15, 2022. On November 15, 2022 the Plaintiffs submitted a motion for the grant of an order of discovery of documents and answer to interrogatories. On December 20, 2022, Zap Group submitted its response to the motion, in which it rejected all of the Plaintiffs’ demands. The Plaintiffs provided Zap Group with the documents that had been disclosed by them in the case, without a suitable legend. On January 3, 2023, Zap Group submitted a motion to obligate the Plaintiff’s to deposit a bond to cover Zap Group’s expense in the event the claim was dismissed. On January 13, 2023, the Plaintiffs submitted a response to the motion. On January 16, 2023, a pre-trial hearing took place, in which Zap Group insisted on the receipt of a suitable legend for the documents that had been disclosed to it by the Plaintiffs. The Court held that the Plaintiffs would deliver a suitable legend within 45 days, after which Zap Group would be entitled to submit a suitable motion in this regard within 30 days, should the need to do so arise. On March 5, 2023, the Plaintiffs submitted a new document file in the context of the discovery proceedings, and an updated legend that was almost identical to the previous one. For that reason, on April 3, 2023, Zap Group submitted a motion petitioning the Court to dismiss the Statement of Claim due to breach of the Court’s decision to provide the discovery materials in a proper manner or, alternatively, to issue an order mandating the Plaintiffs provide a suitable legend, per the Court’s prior decision. On July 19, 2023, the Court instructed the Plaintiffs to submit updated disclosure documents with a suitable legend and organized as requested by the Court. The Court also charged the Plaintiffs with expenses in an amount of NIS 10,000 in connection with this motion. On September 20, 2023, the Plaintiffs submitted updated disclosure documents that did not meet the Court’s instructions. As a result, on October 30, 2023 Zap Group submitted an additional motion to dismiss as a result of ignoring the Court’s order on the matter. On November 28, 2023, the Plaintiffs submitted their response to the motion, resulting in the Court allowing Zap Group to raise claims regarding this matter in the next hearing. On March 5, 2024 the Court rejected the Plaintiffs’ motion petitioning the Court to order additional discovery as well as most of the Plaintiffs’ motion requesting the Court order Zap Group to provide answers to certain questions. Zap Group provided the Plaintiffs with answers to the remaining questions on April 2, 2024. The Plaintiffs must submit affidavits of primary testimony by June 30, 2024 and Zap Group must submit affidavits of primary testimony 90 days afterward. In light of the early stage of the proceedings, it is not possible to estimate the likelihood of success of the lawsuit.

In November 2023, “Safra”, a subsidiary of Zap Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is NIS 9,645 thousands. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. The lawsuit is at a very early stage and preliminary proceedings are currently taking place between the parties and in light of the early stage, it is not possible to estimate the likelihood of success of the lawsuit. The subject incident (in which the deceased died) took place before Zap Group acquired Safra; therefore, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Safra to Zap Group.

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

In March 2024, Formula declared a cash dividend to its shareholder of NIS 2.30 per share (approximately $0.63 per share), which was paid on April 18, 2024. The aggregate amount distributed by Formula was NIS 35.3 million (approximately $10.0 million).

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

Magic Software

In August 2017, Magic Software’s board of directors amended its dividend distribution policy, whereas, each year Magic Software will distribute a dividend of up to 75% of its annual net income attributable to its shareholders (previously 50%), subject to applicable law. Magic Software’s board of directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. The dividend is to be distributed on a semi-annual basis. Pursuant to that policy, Magic Software has distributed the following amounts in recent years:

In August 2023, Magic Software declared a cash dividend to its shareholders of $0.327 per share (or approximately $16.1 million, in the aggregate), which was paid during September 2023, of which $8.6 million was paid to non-controlling interests.

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

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy, whereby in every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis. Pursuant to that policy, Matrix has distributed the following amounts in recent years:

In March 2024, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 80.7 million (approximately $21.7 million), of which $11.3 million was paid to non-controlling interests in April 2024.

In August 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 43.8 million (approximately $11.5 million), of which $6.0 million was paid to non-controlling interests in September 2023.

In May 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 45.1 million (approximately $12.4 million), of which $6.4 million was paid to non-controlling interests in June 2023.

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

Sapiens

In August 2019, Sapiens’ board of directors adopted a dividend policy, and in May 2022, it updated that policy. Under that updated policy, on a semi-annual basis, after publishing (i) its annual audited consolidated financial statements in its annual report on Form 20-F, and (ii) its financial statements for the quarter and six months ended June 30, Sapiens’ board of directors will announce, and distribute, a semi-annual cash dividend in an aggregate amount (between both dividends in total) of up to 40% of its annual net profit (on a non-GAAP basis). Sapiens’ board of directors may change, whether as a result of a one-time decision or a change in policy, the rate or frequency of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends will be made in compliance with Cayman Islands law, Sapiens’ articles of association, as well as its contractual obligations. Since the adoption of this dividend policy, Sapiens has declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis, most recently in amounts of $0.47 per share, $0.23 per share, $0.25 per share $0.26 per share and $0.28 per share, or $25.9 million, $12.7 million, $13.8 million, $14.4 million and $15.6 million in the aggregate, which were paid in May 2022, August 2022, April 2023, August 2023 and April 2024 of which $14.5 million, $7.1 million, $7.7 million, $8.2 million and $8.8 million were paid to non-controlling interests, respectively.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023 (approximately $0.2 million, based on an exchange rate of NIS 3.74 per U.S. dollar as of May 1, 2024), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2023.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2023. We currently expect that we will not be a PFIC in 2024. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares or ADSs in the event that we qualify as a PFIC.

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

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2023, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, Danish Krone, Swedish Krona, Polish Zloty and British Pound accounts bearing interest based on SOFR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would not be material, holding other variables constant.

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

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly Euro, Danish Krone, Swedish Krona, Polish Zloty, British pound, Indian rupee and ,to a lesser extent, Japanese yen, while a substantial portion of our expenses relating to the proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the devaluation of the dollar relative to the NIS increases our operating costs (as denominated in dollars), and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. An increase in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that business line. Also, the devaluation of these other currencies—particularly Euro, British pound and to a lesser extent Japanese yen—relative to the U.S. dollar reduces our dollar recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2023 sales revenues of approximately $177 million or $209 million, respectively.

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

Interest Rate Risk. We and four of our subsidiaries (Sapiens, Matrix, Magic Software and Zap Group) account for the majority of the Group’s bank credits, loans and debentures, which are subject to interest rate risk. Sapiens, Matrix and Formula pay interest on their debentures based on a fixed interest rate which is denominated in NIS (and in the case of Sapiens is also linked to a fixed US dollar interest rate). Because both Formula and Sapiens do not have any outstanding debt obligations other than with respect to their debentures, they have not been materially impacted by the global rise in interest rates that began in 2022. Therefore, no quantitative tabular disclosures are required. Additionally, as Matrix is impacted by interest rate risk with respect to its bank credits and loan, in an effort to hedge the risk, Matrix conducted two series B bond issuances at a fixed interest rate of 4.1%. As a result, Matrix has not been materially impacted by the global rise in interest rates that began in 2022. An increase of 1% in interest rates would have increased Matrix financial expenses by approximately $0.6 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of K.M.T. (M.H.) Technologies Communication Computer Ltd. which was acquired during 2023 and included in our consolidated 2023 annual financial statements and constituted 0.2% of total assets and 0.4% of the net assets as of December 31, 2023, and 0.1% and 0.6% of revenues and net income, respectively, for the year then ended.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2023 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2023.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as Kost Forer), to the Company for the years ended December 31, 2022 and December 31, 2023, respectively:

	Year Ended December 31,
	2022	2023
	(US dollars in thousands)
Services Rendered
Audit (1)	$2,380	$2,556
Tax and other (2)	$852	$494
Total	$3,232	$3,050

(1)	The audit fees for the years ended December 31, 2022 and 2023 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2022 and 2023 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) for the years ended December 31, 2022 and December 31, 2023, respectively:

	Year Ended December 31,
	2022	2023
	(US dollars in thousands)
Services Rendered
Audit (1)	$130	$114
Tax and other (2)	$92	$7
Total	$222	$121

(1)	The audit fees for the years ended December 31, 2022 and 2023 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax fees for the years ended December 31, 2022, and 2023 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Disclosure under this item is not yet required in this annual report.

ITEM 16K. CYBER-SECURITY

Risk management and strategy

We (through our subsidiaries) maintain corporate cyber-security risk assessment programs that are designed to identify and manage material risks from cyber-security threats. These programs are integrated into our overall risk management systems, thereby ensuring that we address cyber-security risks in a comprehensive manner.

In implementing the processes of our cyber-security risk assessment program, we have internal cyber-security teams and we also engage outside assessors, consultants, auditors and other third parties to help us in identifying and managing our cybersecurity risks. The degree to which our internal cyber-security teams, as opposed to an external party, handle the implementation of a given cyber-security project depends on the specific needs of the project. We, through our subsidiaries, have processes in place to oversee and identify risks related to our outsourcing of certain portions of our cyber-security risks management. Those processes are designed to ensure that we utilize reliable and secure third-party vendors.

We regularly assess whether any risks from cyber-security threats are reasonably likely to materially affect our Group companies, and our or their business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. As with virtually every other public company, we believe that a potential material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our information technology (IT) systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our sales and marketing processes for our solutions and services; and maintaining our proprietary rights (such as research and development, and other intellectual property- related data). The failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors—Risks Relating to Our Business, Our Industry, and Our Financing Activities— Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business”.

Governance

As part of our (through our subsidiaries) corporate cybersecurity risk assessment program, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and involvement of each company’s management on an ongoing basis.

Our board of directors as a whole is responsible for the oversight of risks from cybersecurity threats to our subsidiaries’ operations. The Formula board of directors meets annually with our Chief Financial Officer, or CFO, who updates the board regarding the latest developments with respect to our subsidiaries’ cybersecurity risk assessment programs, the results of the latest risk assessments, and any material risks from cybersecurity threats that have been identified. The board also receives regular, ongoing updates on the prevention, detection, mitigation and remediation of cybersecurity incidents, including details concerning any incidents that have occurred for our subsidiaries, our subsidiaries’ response to such incidents, and any lessons learned as a result (including any recommendations for improvement in our subsidiaries’ response).

Our management, led by our CFO, is primarily responsible for assessing and managing material risks from cybersecurity threats to our subsidiaries. Our CFO directly manages our cybersecurity risk assessment program. Our CFO has general knowledge of Information Systems and Technology. In handling his role, our CFO obtains information from our subsidiaries’ teams of cybersecurity professionals, which include individuals with prior work experience, degrees, certification, knowledge, skills and background in cybersecurity, including with respect to cybersecurity risk management, cybersecurity engineering and cybersecurity operations. Those cybersecurity teams are responsible for monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents. That includes monitoring our subsidiaries’ IT network and systems for signs of cyber-attacks, responding to any cybersecurity incidents that occur, and implementing measures to prevent future incidents. The cybersecurity teams report information about cybersecurity risks to our CFO on a regular basis. That includes information about any material risks from cybersecurity threats that have been identified, the response of the relevant company within our Group to those risks, and any recommendations for improvement.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012 (2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.*
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012 (4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. Compensation Policy for Office Holders(7)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Clawback Policy*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the Securities and Exchange Commission on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K filed by the registrant with the Securities and Exchange Commission on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the Securities and Exchange Commission on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the Securities and Exchange Commission on April 30, 2014.

(7)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its special general meeting of shareholders held on January 12, 2023, attached as Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the Securities and Exchange Commission on December 8, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 15, 2024
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets of constituting 0.1% and 0.2% at December 31, 2023 and 2022, respectively, and total revenues constituting 0.4%, 0.4% and 0.5% for the years ended December 31, 2023, 2022 and 2021, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2024 expressed an unqualified opinion thereon, based on our audit and the report of other auditors.

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

A Member of EY Global

We have served as the Company’s auditor since 2010.

Tel-Aviv, Israel
May 15, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Formula Systems (1985) Ltd. (the Company), based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd., whose financial statements reflect total assets and revenues constituting 0.1% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business K.M.T. (M.H.) Technologies Communication Computer Ltd., which is included in the 2023 consolidated financial statements of the Company and constituted 0.2% and 0.4% of total and net assets, respectively, as of December 31, 2023 and 0.1% and 0.6% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of K.M.T. (M.H.) Technologies Communication Computer Ltd..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated May 15, 2024, expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel
May 15, 2024

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$451,946	$544,342
Short-term deposits	2(8),8	76,224	23,976
Short-term investments		-	738
Trade receivables (net of allowances for credit losses of $14,251 and $12,242 as of December 31, 2023 and 2022, respectively)	5a	721,008	702,727
Prepaid expenses and other accounts receivable	6	84,670	64,535
Inventories		42,008	35,181

Total current assets		$1,375,856	$1,371,499

NON-CURRENT ASSETS:
Long-term investments and receivables	7,8	$52,002	$38,985
Investments in companies accounted for at equity	9	20,796	20,746
Property, plant and equipment, net	10	52,931	54,971
Right-of-use assets	18	120,651	116,840
Deferred taxes	23f	46,856	42,027
Intangible assets, net	11	206,928	222,726
Goodwill	12	936,581	926,161

Total non-current assets		1,436,745	1,422,456

Total assets		$2,812,601	$2,793,955

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2022
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	13,15	$145,973	$157,882
Debentures	16	72,885	68,293
Current maturities of lease liabilities	18	44,064	45,497
Trade payables		258,649	222,482
Deferred revenues		137,643	131,639
Employees and payroll accrual		209,384	201,225
Other accounts payable	14	73,124	86,340
Liabilities in respect of business combinations	3,8	7,954	27,129
Put options of non-controlling interests	2(16)(E)	35,987	60,500

Total current liabilities		$985,663	$1,000,987

LONG-TERM LIABILITIES:
Loans from banks and others	15	$90,887	$115,874
Debentures	16	231,541	305,632
Lease liabilities	18	84,639	78,966
Other long-term liabilities		12,678	14,101
Deferred taxes	23f	59,206	59,465
Deferred revenues		4,873	8,859
Liability in respect of business combinations	3,8	2,622	12,345
Put options of non-controlling interests	2(16)(E)	21,880	11,688
Employee benefit liabilities	20	10,427	9,116

Total long-term liabilities		$518,753	$616,046

COMMITMENTS AND CONTINGENCIES	21

EQUITY	22
Formula Systems (1985) Ltd. Shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares as of December 31, 2023 and 2022; Issued: 15,901,287 and 15,886,287 at December 31, 2023 and 2022, respectively; Outstanding: 15,332,667 and 15,317,667 at December 31, 2023 and 2022, respectively		$4,351	$4,347
Additional paid-in capital		157,482	145,369
Retained earnings		475,219	419,448
Accumulated other comprehensive income		(11,031)	(17,030)
Treasury shares (568,620 shares as of December 31, 2023 and 2022)		(259)	(259)

Total equity attributable to Formula Systems shareholders		$625,762	$551,875
Non-controlling interests	24a	682,423	625,047

Total equity		$1,308,185	$1,176,922

Total liabilities and equity		$2,812,601	$2,793,955

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
Revenues:
Proprietary software products and related services		$693,426	$659,470	$632,986
Software services and other		1,927,477	1,912,887	1,771,390

Total revenues	2(10),24b	$2,620,903	$2,572,357	$2,404,376

Cost of revenues:
Proprietary software products and related services		365,563	344,374	350,788
Software services and other		1,611,629	1,605,518	1,489,729

Total cost of revenues		1,977,192	1,949,892	1,840,517

Gross profit		643,711	622,465	563,859

Research and development expenses, net		77,968	72,129	65,858
Selling, marketing, general and administrative expenses	24c	326,375	317,956	289,985
Capital gain from realization of a Matrix IT’s subsidiary		-	44,260	-

Operating income		239,368	276,640	208,016

Financial expenses	24d	42,134	27,216	29,994
Financial income	24d	13,800	7,286	5,989

Pre-tax income before share of profits of companies accounted for at equity, net		211,034	256,710	184,011

Share of profits (loss) of companies accounted for at equity, net	9	773	(1,808)	505
Taxes on income	23h	46,075	55,235	42,614

Net income		$165,732	$199,667	$141,902

Attributable to:
Equity holders of the Company		64,014	81,393	54,585
Non-controlling interests		101,718	118,274	87,317

		$165,732	$199,667	$141,902

Net earnings per share attributable to equity holders of the Company	24f

Basic earnings per share		$4.19	$5.31	$3.57

Diluted earnings per share		$4.12	$5.21	$3.50

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income	$165,732	$199,667	$141,902

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) from defined benefit plans	1,993	2,717	3,007
Gain (loss) from investments in equity instruments measured at fair value through other comprehensive income	9,996	(5,257)	-
Share of net other comprehensive income (loss) of companies accounted for at equity	(575)	(3,053)	128
Adjustments arising from translating financial statements from functional currency to presentation currency	(30,526)	(140,079)	10,343

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	26,209	67,508	(10,580)

Total other comprehensive income (loss), net of tax	7,097	(78,164)	2,898

Total Comprehensive income	$172,829	$121,503	$144,800

Total comprehensive income attributable to:
Equity holders of the Company	71,375	40,177	56,048
Non-controlling interests	101,454	81,326	88,752

	$172,829	$121,503	$144,800

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2023	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

Net income	-	-	-	64,014	-	-	101,718	165,732

Foreign currency translation	-	-	-	-	(3,422)	-	(895)	(4,317)
Actuarial gain from defined benefit plans	-	-	-	1,362	-	-	631	1,993
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	(575)	-	-	(575)
Gain from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	9,996	-	-	9,996

Total other comprehensive income (loss)	-	-	-	1,362	5,999	-	(264)	7,097

Total comprehensive income (loss)	-	-	-	65,376	5,999	-	101,454	172,829
Issuance of restricted shares to employees	15,000	4	(4)	-	-	-	-	-
Cost of share-based payment (Note 19)	-	-	7,269	-	-	-	11,415	18,684
Dividend to Formula’s shareholders	-	-	-	(9,605)	-	-	-	(9,605)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,487)	(62,487)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	5,803	-	-	-	643	6,446
Acquisition of non-controlling interests	-	-	(923)	-	-	-	(4,404)	(5,327)
Settlement and expiration of put options over non-controlling interests	-	-	(32)	-	-	-	(1,029)	(1,061)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	11,784	11,784

Balance as of December 31, 2023	15,332,667	$4,351	$157,482	$475,219	$(11,031)	$(259)	$682,423	$1,308,185

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2022	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

Net income	-	-	-	81,393	-	-	118,274	199,667

Foreign currency translation	-	-	-	-	(34,236)	-	(38,335)	(72,571)
Actuarial gain from defined benefit plans	-	-	-	1,330	-	-	1,387	2,717
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	(3,053)	-	-	(3,053)
Loss from investments in equity instruments measured at fair value through other comprehensive income	-	-	-	-	(5,257)	-	-	(5,257)

Total other comprehensive income (loss)	-	-	-	1,330	(42,546)	-	(36,948)	(78,164)

Total comprehensive income (loss)	-	-	-	82,723	(42,546)	-	81,326	121,503
Issuance of restricted shares to employees	23,400	7	(7)	-	-	-	-	-
Cost of share-based payment (Note 19)	-	-	8,161	-	-	-	6,729	14,890
Dividend to Formula’s shareholders	-	-	-	(21,590)	-	-	-	(21,590)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(96,630)	(96,630)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(766)	-	-	-	744	(22)
Acquisition of non-controlling interests	-	-	(8,673)	-	-	-	(8,919)	(17,592)
Settlement of put options over non-controlling interests	-	-	(6,394)	-	-	-	(438)	(6,832)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	4,219	4,219
Deconsolidation of a Matrix IT’s subsidiary	-	-	-	-	-	-	(811)	(811)
Balance as of December 31, 2022	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Treasury	Non-
	Share Capital		paid-in	Retained	comprehensive	shares	controlling	Total
	Number	Amount	capital	earnings	income (loss)	(cost)	interests	Equity

Balance as of January 1, 2021	15,294,267	$4,340	$149,249	$324,358	$25,513	$(259)	$605,342	$1,108,543

Net income	-	-	-	54,585	-	-	87,317	141,902

Foreign currency translation	-	-	-	-	(125)	-	(112)	(237)
Actuarial gain from defined benefit plans	-	-	-	1,460	-	-	1,547	3,007
Share of other comprehensive income (loss) of companies accounted for at equity	-	-	-	-	128	-	-	128
Total other comprehensive income (loss)	-	-	-	1,460	3	-	1,435	2,898
Total comprehensive income (loss)	-	-	-	56,045	3	-	88,752	144,800

Cost of share-based payment (Note 19)	-	-	7,434	-	-	-	7,405	14,839
Dividend to Formula’s shareholders	-	-	-	(22,088)	-	-	-	(22,088)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,662)	(62,662)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(540)	-	-	-	3,211	2,671
Acquisition of non-controlling interests	-	-	1,005	-	-	-	(2,705)	(1,700)
Settlement of put options over non-controlling interests	-	-	(4,100)	-	-	-	(4,532)	(8,632)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	4,016	4,016
Balance as of December 31, 2021	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2023	2022	2021

Foreign currency translation reserve arising from translating financial statements of foreign operations	$(99,613)	$(84,455)	$(18,494)
Adjustments arising from translating financial statements from functional currency to presentation currency	89,103	77,367	45,642
Reserve from financial assets measured at fair value through other comprehensive income	5,143	(4,853)	404
Share of other comprehensive income (loss) of companies accounted for at equity	(5,664)	(5,089)	(2,036)
Accumulated other comprehensive income (loss)	$(11,031)	$(17,030)	$25,516

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:

Net income	$165,732	$199,667	$141,902
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	(773)	1,808	(505)
Depreciation and amortization	121,832	115,308	122,184
Changes in value of debentures, net	1,490	517	(624)
Increase (decrease) in employee benefit liabilities	2,707	1,000	(220)
Gain from disposition of a subsidiary of Matrix IT	-	(44,260)	-
Loss (gain) from sale of property, plants and equipment	66	(37)	(21)
Loss from early termination of lease	-	80	-
Share-based payment expenses	18,622	14,953	14,767
Changes in value of short-term and long-term loans from banks
and others and deposits, net	833	(4,688)	2,030
Changes in deferred taxes, net	(8,344)	(18,142)	(7,997)
Cash paid in respect of acquisitions of activities	(6,572)	(4,060)	(556)
Change in liability in respect of business combinations	(2,062)	(2,971)	5,296
Impairment of right-of-use asset	-	-	1,439
Change in fair value of financial assets measured at fair value through profit or loss	5	19	-
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	(114)	76	96
Gain from revaluation of dividend preference derivative in TSG	(85)	(1,221)	(255)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	991	2,412	614

Working capital adjustments:
Decrease (increase) in inventories	(3,382)	(13,756)	4,642
Decrease (increase) in trade receivables	6,562	(51,398)	(150,818)
Decrease in other current and long-term accounts receivable	(5,833)	2,627	20,506
Increase in trade payables	18,718	25,328	40,076
Increase in other accounts payable and employees and payroll accrual	(25,117)	22,292	7,255
Increase (decrease) in deferred revenues	9,692	(6,418)	9,283

Net cash provided by operating activities	$294,968	$239,136	$209,094

 The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	$(36,966)	$(52,262)	$(77,155)
Proceeds from sale of a subsidiary of Matrix IT (Appendix D)	-	42,928	-
Taxes paid in conjunction with sale of a subsidiary	-	(8,424)	-
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(11,874)	(5,181)	(8,630)
Loan extended to related party and others	(7,001)	-	(161)
Purchase of intangible assets	(763)	(3,142)	(872)
Purchase of other investment	(498)	(15,073)	(500)
Purchase of financial assets measured at fair value through other comprehensive income	(1,243)	-	-
Purchase of property and equipment	(16,683)	(22,063)	(17,352)
Proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net	699	309	-
Proceeds from sale of property and equipment	1,043	633	2,283
Receipt of short-term loans	-	-	303
Dividend from companies accounted for at equity	68	48	83
Change in short-term and long-term deposits	(51,467)	2,042	4,641
Capitalization of software development and other costs	(14,552)	(14,110)	(12,832)

Net cash used in investing activities	$(139,237)	$(74,295)	$(110,192)

Cash flows from financing activities:

Exercise of employees’ stock options in subsidiaries	$4,831	-	$2,079
Cash paid in conjunction with acquisitions of activities	(6,718)	-	-
Dividend paid to non-controlling interests	(62,487)	(96,530)	(62,993)
Dividend to Formula’s shareholders	(9,927)	(21,778)	(22,081)
Short-term bank credit, net	(9,527)	(7,315)	36,261
Repayment of long-term loans from banks and others	(82,874)	(87,894)	(84,241)
Receipt of long-term loans from banks and others	55,568	65,678	62,707
Proceeds from issuance of debentures, net	-	199,051	50,295
Repayment of long-term liabilities to IIA	(394)	(642)	(825)
Repayment of debentures	(60,449)	(53,105)	(46,981)
Purchase of non-controlling interests	(2,661)	(16,795)	(1,700)
Repayment of lease liabilities	(55,064)	(49,702)	(44,086)
Cash paid due to exercise of put option by non-controlling interests	(13,204)	(1,854)	(2,565)
Redemption of capital note of non-controlling interests in subsidiaries	-	(95)	-
Payment to non-controlling interests due to put option	(271)	-	-

Net cash used by financing activities	$(243,177)	$(70,981)	$(114,130)

Effect of exchange rate changes on cash and cash equivalents	(4,950)	(34,910)	(1,030)

Increase (decrease) in cash and cash equivalents	(92,396)	58,950	(16,258)
Cash and cash equivalents at beginning of year	544,342	485,392	501,650

Cash and cash equivalents at end of year	$451,946	$544,342	$485,392

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended, December 31,
		2023	2022	2021
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$26,140	$17,573	$15,344

	Interest received	$7,290	$2,325	$459

	Taxes paid, net	$76,694	$51,259	$38,393

B.	Non-cash activities:
	Purchase of property and equipment	$86	$930	$1,627
	Intangible assets and goodwill incurred but unpaid at period end	$382	$-	$-
	Contingent acquisition consideration	$(124)	$-	$-
	Dividend payable to non-controlling interests	$-	$111	$331
	Right-of-use asset recognized with corresponding lease liability	$45,360	$52,319	$39,116

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Year ended, December 31,
	2023	2022	2021
Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (other than cash and cash equivalents)	$(10,355)	$(5,457)	$1,623
Inventories	(4,343)	(3,536)	-
Short-term investments	-	(752)	-
Short-term deposits	-	(191)	-
Property and equipment	(242)	(1,433)	(1,507)
Goodwill and intangible assets	(44,728)	(87,905)	(108,048)
Right-of-use assets	(93)	(2,754)	(2,401)
Other long-term assets	(2,439)	(123)	(187)
Liabilities to banks and others	7,101	5,142	6,431
Long-term liabilities	282	1,240	1,306
Lease liabilities	93	2,754	2,769
Deferred tax liability, net	2,799	5,692	9,662
Liability to formerly shareholders	1,244	7,327	1,518
Deferred payments and contingent consideration	1,931	23,515	7,663
Non-controlling interests at acquisition date	11,784	4,219	4,016

Total	$(36,966)	$(52,262)	$(77,155)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2023	2022	2021
D.	Proceeds from sale of investment in previously consolidated subsidiary:

	Assets and liabilities of the subsidiary at date of sale:

	Working capital (other than cash and cash equivalents)	$-	$(6,798)	$-
	Short-term investments	-	5,004	-
	Property and equipment	-	782	-
	Goodwill and intangible assets	-	439	-
	Other long-term assets	-	67	-
	Long-term liabilities	-	(15)	-
	Non-controlling interests at the sale date	-	(811)	-
	Gain from realization of a subsidiary	-	44,260	-

	Total	$-	$42,928	$-

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

b.	Formula is a global information technology group providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training, integration and digital advertising solutions (the “Group”). The Group manages and operates its businesses through eight directly held subsidiaries; Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V (“Sapiens”), Magic Software Enterprises Ltd. (“Magic Software”), Zap Group Ltd. (“ZAP Group”), Insync Staffing Solutions, Inc. (“Insync”), Michpal Micro Computers (1983) Ltd. (“Michpal”), Ofek Aerial Photography Ltd. (“Ofek”) and Shamrad Electronic (1997) Ltd (“Shamrad”) and one jointly controlled entity: TSG IT Advanced Systems Ltd. (“TSG”).

c.	The following table presents the ownership of the Company’s eight directly held subsidiaries and one jointly controlled entity directly held as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2023	2022

Matrix IT	48.21	48.69
Sapiens	43.63	44.10
Magic Software	46.71	46.26
Insync	90.09	90.09
Michpal	100.00	100.00
TSG(1)	50.00	50.00
Ofek	80.00	80.00
ZAP Group	100.00	100.00
Shamrad	100.00	100.00

(1)	TSG’s results of operations are reflected in the Company’s results of operations using the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-general (Cont.)

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

NOTE 2:- ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; liabilities with respect to business combination; and other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss, provisions, employee benefit assets and liabilities, investments in associates and joint ventures.

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix IT, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2023, 2022 and 2021 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix IT:

As of December 31, 2023, the Company held 48.21% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

ii)	Shareholders structure of Matrix IT:

Matrix’s shareholders’ structure may be considered dispersed because, apart from the Company, only two shareholders (both Israeli institutional investors) held more than 5% of Matrix’s voting power during the reporting period (one holding approximately 10.3% and the second one holding approximately 5%); there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; over the last three years (i.e., 2021-2023), Matrix’s general meetings were attended by shareholders representing in aggregate between 79% -83% of total voting rights. This means that the level of activity of the company’s shareholders is relatively moderate. Bearing in mind that the company presently holds approx. 48.21% of total voting rights, the attendance from shareholders would have to be higher than 96.42% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not hold the ability to direct the company’s business and as such should not exceed 20% each. An institutional investor cannot also hold more than 20% seats in board of directors. Looking at entire Israeli market the practice is that institutional investors are not taking positions on boards of directors – as having such position would impact institutional investors’ ability to have certain transactions on the market (e.g. insider trading threat). If institutional investors cooperate between themselves, they may be considered violating this rule – moreover if they vote in the same way however, contrary to the major shareholder they might be accused of cooperation and violation of the rule. Hence, there is both legal and practical limitation of these investors to coordinate approaches.

With regard to the above, the Group has determined that the company, despite the lack of an absolute majority of shares in Matrix IT, is still able to influence the appointment of directors at Matrix IT, and therefore may affect the directions of development as well as current business operations of that company.

Sapiens:

As of December 31, 2023, the Company held 43.63% of the outstanding common shares of Sapiens. The conclusion regarding the existence of control in Sapiens, in line with IFRS 10, was made considering the following factors:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

ii)	Shareholders structure of Sapiens:

Sapiens’ shareholders structure is dispersed because no other shareholder except for the Company’s controlling shareholder, held as of December 31, 2023 more than 5% of the voting rights. There is no evidence that any shareholder has or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2021-2023), Sapiens’ general meetings were attended by shareholders representing in total between 81%-84% the total voting power, including the Company’s voting power. This fact indicates that public shareholder participation is not considerably high and in order to have a majority against the company potential 43.63% voting rights there will be needed at least 87.26% of all shareholder votes that participating in each of the annual shareholders’ meeting.

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Sapiens, the Company is still able to influence the appointment of directors at Sapiens and therefore may affect Sapiens’ directions of development as well as its current business operations.

Magic Software:

As of December 31, 2023, the Company held 46.71% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Magic Software:

Decisions of Magic Software’s shareholders general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic Software’s independent auditors for the next year, as well as to approve Magic Software’s financial statements and the management’s report on operations; in accordance with Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software’s shareholders by its articles of association, including the decision to pay out dividends; and, Magic Software’s board of directors is composed of 6 members, 3 of whom are external directors, the other three internal directors are affiliated (currently and in the past) with the company. One of whom is Formula’s chief executive officer, who also serves as Magic Software’s chief executive officer.

ii)	Shareholders structure of Magic Software:

Magic Software’s shareholders structure is dispersed because, apart from the Company, as of December 31, 2023, there were two financial Israeli institutional shareholders holding more than 5% of Magic Software’s voting rights, holding 6.97% and 10.7% as of 31 December, 2023; there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years from (i.e., 2021-2023), Magic Software’s general meetings were attended by shareholders representing between 84.7%-86.7%. of the total voting rights. This fact indicates that public shareholder participation is not considerably high and in order to have a majority against the company potential 46.71% there will be needed at least 93.43% of all shareholder votes that participating in each of the annual shareholders’ meeting. Therefore, it is management’s opinion that despite the lack of an absolute majority of shares in Magic Software, the Company is still able to influence the appointment of directors at Magic Software and therefore may affect Magic Software’s directions of development as well as its current business operations.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

4)	Non-controlling interests

Non-controlling interests in subsidiaries, represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received. For more information regarding put options to the Non-controlling interests please see Note 2(16)(E) below.

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

7)	Functional currency, presentation currency and foreign currency:

i.	Functional currency and presentation currency:

The presentation currency of these consolidated financial statements of the Group is the U.S. dollar (the “dollar”), since the Company believes that financial statements in U.S. dollars provide more relevant information to its investors and users of the financial statements. The functional currency applied by Formula, on a stand-alone basis, Since January 1, 2019 is the NIS. The functional currencies applied by Formula’s subsidiaries and associates are the currencies of the primary economic environment in which each one of them operates.

Assets and liabilities of an investee which is a foreign operation, including fair value adjustments upon acquisition, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

8)	Short-term deposits:

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

As of December 31, 2023, the group have dollar deposits in the amount of approximately 76 million dollars, for a period not exceeding three months that carry a monthly interest rate of approximately 1.78%.

9)	Inventories:

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

10)	Revenue recognition:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,319,937 as of December 31, 2023 respectively. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. The Company expected to recognize approximately 66.2% in 2024 from remaining performance obligations as of December 31, 2023, and the remainder thereafter.

11)	Income tax:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

12)	Leases:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and Buildings	2-23	3
Motor vehicles	2-3	3

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Lease extension and termination options:

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

iii)	Lease modifications:

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

13)	Property, plant and equipment, net:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see Note 2(15) below.

14)	Intangible assets, net:

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

Other intangible assets

Intangible assets excluding capitalized development costs are comprised mainly of customer-related intangible assets, backlogs, acquired technology and patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:
Years
Customer relationship, backlog and distribution rights	1 – 15
Acquired technology	2 – 8
Patents	10

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

15)	Impairment of non-financial assets:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

The discounted cash flow method is used to determine the recoverable amount of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company is not yet committed or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used by the Company’s management to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. The Company performed annual impairment tests as of December 31, 2023, 2022 and 2021 and did not identify any impairment losses.

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

During the years ended December 31, 2023, 2022 and 2021, no impairment indicators were identified.

16)	Financial instruments:

A.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

B.	Financial liabilities:

i.	Financial liabilities measured at amortized cost:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

C.	Derecognition of financial liabilities:

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

D.	Compound financial instruments:

i)	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

ii)	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

E.	Put option granted to non-controlling interests:

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

17)	Fair value measurement:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

18)	Provisions:

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

19)	Employee benefit liabilities:

The Group maintains several employee benefit plans:

i.	Short-term employee benefits:

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

Severance expenses for the years 2023, 2022 and 2021 were $47,076, $51,897 and $48,331, respectively.

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

Remeasurement of the net obligation is recognized in the statement of comprehensive income in the incurred period.

20)	Share-based payment transactions:

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

21)	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, restricted cash, trade receivables.

The majority of the Group’s cash and cash equivalents, deposits, and other financial instruments are invested with major banks in Israel, the United States and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

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

22)	Liquidity risk:

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

23)	Changes in accounting policies – initial adoption of new financial reporting and accounting standards:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument. The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The company apply amendments on this consolidated financial statements.

2.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

3.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

24)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

25)	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

In the process of applying the accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Effective control:

The Company evaluates whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its share of voting rights relative to the size and dispersion of voting rights held by the other shareholders, and by voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. The possible effects on the financial statements are the recording of impairment losses in profit or loss.

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Sapiens

Acquisition of NCDC S.A (” NCDC “):

On December 4, 2023 (the Acquisition date), Sapiens completed the acquisition of 100% of the outstanding shares of NCDC, a polish entity that provides services which allows quick set up of insurance systems through automation and digitalization for P&C (Property and Casualty) insurance products. The acquisition of NCDC expands Sapiens’s ability to support its software products mainly in the Nordic region.

The purchase price amounted to $11,667 in total, of which, $10,179 were paid in cash on the acquisition date, $1,063 are deferred payments ($638 will be paid after 12 months and $425 will be paid after 18 months from the acquisition date) and up to $425 will be paid by the end of March 2024 subject to net working capital adjustments. In addition, NCDC’s three key employees have retention-based payments over two years (2024-2025) of up to $523. These payments are subject to continued employment, and therefore were not included in the purchase price and will be expensed over the requested employment period.

Acquisition related costs amounted to $325, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of NCDC’s operations have been included in the consolidated financial statements from the Acquisition Date.

The following table summarizes the estimated fair values allocated to NCDC assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Current assets (including cash acquired of $2,119)	$3,786
Customer relations	4,359
Deferred tax liabilities, net	(828)
Other long-term assets	2,439
Current liabilities	(918)
Other long-term liabilities	(324)
Goodwill	3,153

Total assets acquired net of acquired cash	$11,667

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The preliminary balances presented in these financial statements are subject to certain changes upon finalization of the purchase price once the net working capital adjustments are agreed with the seller.

The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The goodwill from the acquisition of NCDC is primarily attributable to potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

ii.	Magic Software

a.	Acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”)

On June 8, 2023, Magic Software acquired 60% of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT delivers a broad spectrum of ICT products, cloud platform, VoIP, technical support and planning and construction of computing. KMT was acquired for a total consideration of NIS 55,039 thousand ($14,875). Approximately NIS 60,000 thousand was paid upon closing of which a payment of Approximately 15,000 is related to a contingent consideration depending on the future operating results achieved by KMT referring to years 2023-2025. This contingent consideration was accounted for as a financial asset measured at its fair value as of the acquisition date of NIS 5 million ($1.4 million). If the future operating results will not fully achieved, the seller will be required to return the whole or part of the contingent consideration.

The results of operations were included in the consolidated financial statements of the Company commencing June 30, 2023. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets excluding $632 cash acquired	$197
Intangible assets	9,410
Deferred tax liabilities	(1,129)
Non-controlling interests	(3,644)
Goodwill	9,410

Total assets acquired, net of acquired cash	$14,244

The goodwill from the acquisition of KMT is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iii.	Matrix IT

a.	Acquisition of Zebra Technologies Ltd. (“Zebra”)

On January 1, 2023, Matrix IT completed the purchase of 70% of the Share Capital of Zebra Technologies Ltd. for NIS53,086 thousand ($15,085, including equity) or NIS 38,034 thousand ($10,768), net of acquired cash. Zebra is engaged in the distribution and marketing of solutions and software products in the areas of data communication, Information security, and Cyber protection. Pursuant to the purchase agreement, the Company and the seller have a mutual option to sell and purchase the remainder of the seller’s shares to the company. After the completion of the valuation. According to the attribution of PPA analysis, the excess purchase cost of NIS 37.1 million ($10,557) was attributed by Matrix IT to intangible assets (NIS 16.2 million or $4,627, net of deferred tax) and goodwill (NIS 20.9 million or $5,930).

The following table summarizes the provisional estimated fair values (1) allocated to the Zebra acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$3,163
Inventories	4,359
Property, plant and equipment	82
Intangible assets	5,973
Deferred taxes	(1,284)
Other long-term liabilities	(37)
Liabilities in respect of business combinations	(7,418)
Goodwill	5,930

Total assets acquired net of acquired cash	$10,768

iv.	Michpal

a.	Acquisition of Emalogic Software Ltd. (“Emalogic”)

On June 22, 2023, Michpal acquired 75% of the share capital of Emalogic, for a total consideration of NIS 23,762 thousand (approximately $6,422) or NIS 14,409 thousand (approximately $3,894) net of acquired cash. Michpal and the seller hold a mutual call and put options, respectively, for the remaining 25% share interest in Emalogic. The options can be exercised within 90 days after the approval of Emalogic’s audited annual financial statements for 2026 or 2027. The fair value of the put option measured on the acquisition date amounted to NIS 6,133 thousand (approximately $1,658). Emalogic, an Israeli-based company, is a software service provider that specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the field of UX and UI allowing it to provide a complete end-to-end software solution. Emalogic operates in 4 main sectors - financial, automotive, freight and cloud. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Emalogic’s results of operations were included in the consolidated financial statements of the Company commencing June 30, 2023.

Acquisition related costs amounted to $81, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(1,695)
Property, plant and equipment	161
Intangible assets	3,006
Deferred taxes	(692)
Other long-term liabilities	(313)
Liabilities in respect of business combinations	(443)
Non-controlling interests	(749)
Goodwill	4,619

Total assets acquired net of acquired cash	$3,894

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022
Balance nominated in USD	$217,948	$190,457
Balance nominated in NIS	157,725	282,050
Balance nominated in other currencies	76,273	71,835
	$451,946	$544,342

NOTE 5:- TRADE RECEIVABLES, NET

a.	Trade receivables, net:
	December 31,
	2023	2022

Open accounts	$574,425	$536,534
Checks receivable	14,695	15,260
Current maturities of long-term receivables	146,139	163,175
	735,259	714,969
Less - allowance for doubtful accounts(*)	14,251	12,242

Trade receivables, net	$721,008	$702,727

(*)	Bad debt expense, net for the years ended December 31, 2023, 2022 and 2021 was $4,532, $3,022 and $1,333 respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s prepaid expenses and other accounts receivable:

	December 31,
	2023	2022
Prepaid expenses and advances to suppliers	$40,679	$42,190
Government authorities	34,687	17,908
Employees	443	430
Related Parties (see Note 17)	256	281
Others	8,605	3,726
	$84,670	$64,535

Note 7:- long-term investments and receivables

	December 31,
	2023	2022
Prepaid expenses and deposits	$14,004	$15,173
Investments in financial assets designated at fair value through other comprehensive income	19,737	9,870
Trade receivables and unbilled receivables	7,829	5,379
Financial assets designated at fair value through profit or loss	4,694	4,856
Dividend preference derivative in TSG (see Note 9)	3,000	3,000
Others	2,738	707
	$52,002	$38,985

Note 8:- Fair value measurement

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2023 and 2022:

	Fair value measurements
	December 31, 2023
	Level 1	Level 3	Total
Assets:
Financial assets at fair value through the other comprehensive income	$19,450	$287	$19,737
Financial assets measured at fair value through profit or loss	-	4,620	4,620
Dividend preference derivative in TSG (1)	-	3,000	3,000
Assets in respect of business combinations	-	1,368	1,368
	$19,450	$9,275	$28,725

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Fair value measurement (Cont.)

	Fair value measurements
	December 31, 2023
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$57,867	$57,867
Contingent consideration in respect of business combination	$10,576	$10,576

	$68,443	$68,443

	Fair value measurements
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through the other comprehensive income	$9,408	$-	$462	$9,870
Financial assets measured at fair value through profit or loss	738	-	4,762	5,500
Dividend preference derivative in TSG (1)	-	-	3,000	3,000
Foreign currency derivative contracts	-	109	-	109

	$10,146	$109	$8,224	$18,479

	Fair value measurements
	December 31, 2022
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$72,188	$72,188
Contingent consideration in respect of business combination	30,635	30,635

	$102,823	$102,823

(1)	The fair value of dividend preference derivative in TSG was estimated using the Monte-Carlo simulation technique.

The Group believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Fair value measurement (Cont.)

Changes in financial assets and liabilities classified in Level 3:

	Financial assets measured at fair value	Financial Liabilities measured at fair value
Balance as of January 1, 2022:	$2,023	$95,773
Increase due to acquisitions	462	19,791
Fair value measured for the first time	4,762	7,086
Change in fair value measurements	977	629
Deduction of the contingent consideration	-	(17,171)
Other	-	(3,285)
Balance as of December 31, 2022	$8,224	$102,823
Increase due to acquisitions	1,368	8,039
Fair value measured for the first time	-	1,594
Change in fair value measurements	(175)	(893)
Deduction of the contingent consideration	-	(39,837)
Other	(142)	(3,283)
Balance as of December 31, 2023	$9,275	$68,443

Note 9:- Investments in companies accounted for at equity

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2023	2022

TSG (Joint venture)	$18,998	$19,459
Other	1,798	1,287

	$20,796	$20,746

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

a.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2023	2022
Investment in companies accounted for at equity method
Shares	$11,073	$11,291
Capital note	7,925	8,168
	$18,998	$19,459
Long-term investments and receivables
Dividend preference derivative at fair value through profit or loss	$3,000	$3,000

b.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2023	2022
Opening balance	$3,000	$2,023
Increase in fair value recognized in profit or loss	85	1,221
Currency exchange rate in other comprehensive income (loss)	(85)	(244)
Closing balance	$3,000	$3,000

c.	The following table summarizes the changes in the carrying amount of the Company’s investment in TSG:

January 1, 2021	$27,165
Company’s share of profit	340
Company’s share of other comprehensive income	128
December 31, 2021	$27,633

Company’s share of profit	(2,027)
Company’s share of other comprehensive income (loss)	(3,053)
Adjustments arising from translating financial statements from functional currency to presentation currency	(3,094)
December 31, 2022	$19,459

Company’s share of profit	686
Company’s share of other comprehensive income (loss)	(575)
Adjustments arising from translating financial statements from functional currency to presentation currency	(572)
December 31, 2023	$18,998

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

d.	Summarized financial data of joint venture:

(i)	Summarized statements of financial position of TSG as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Current assets	$52,354	$67,254
Non-current assets	70,385	65,627
Current liabilities	(27,394)	(33,527)
Non-current liabilities	(64,789)	(69,534)
Net assets	$30,556	$29,820
Accumulated cost of share-based payment	(1,795)	(1,705)
Total equity attributed to shareholders	$28,761	$28,115
	50%	50%
Share of equity in TSG	14,381	14,058
Excess of fair value over carrying amount	4,617	5,401
Total investment carrying amount	$18,998	$19,459

(ii)	Summarized operating results of TSG for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Revenues	$79,449	$69,714	$77,035
Net income (loss)	2,587	(2,780)	2,104
Other comprehensive income (loss)	1,236	(6,107)	255

Total comprehensive income (loss)	$3,823	$(8,887)	$2,359

Company’s share in TSG	50%	50%	50%
	1,912	(4,444)	1,180
Amortization of excess cost of intangible assets net of tax	(608)	(637)	(712)
Company’s share of total comprehensive income (loss)	$1,305	$(5,081)	$468

Company’s share of other comprehensive income (loss)	678	(3,053)	128
Company’s share of profit (loss)	686	(2,027)	340
	$1,364	$(5,081)	$468

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- PROPERTY, PLANTS AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:

Balance at January 1, 2023	$139,977	$42,816	$7,497	$2,419	$192,709
Initially consolidated company	3,215	2,051	12	25	5,303
Purchases	12,402	3,160	278	463	16,303
Disposals	(15,564)	(3,746)	(1,990)	(110)	(21,410)
Exchange rate differences from translation of foreign operations	(2,970)	(1,149)	(235)	(47)	(4,401)

Balance at December 31, 2023	$137,060	$43,132	$5,562	$2,750	$188,504

Accumulated depreciation:

Balance at January 1, 2023	$105,874	$24,762	$4,844	$2,258	$137,738
Initially consolidated company	2,002	709	3	21	2,735
Depreciation	13,500	4,223	693	97	18,513
Disposals	(15,224)	(3,490)	(1,488)	(110)	(20,312)
Loss of Control
Exchange rate differences from translation of foreign operations	(2,201)	(669)	(172)	(59)	(3,101)

Balance at December 31,2023	$103,951	$25,535	$3,880	$2,207	$135,573

Depreciated cost at December 31, 2023	$33,109	$17,597	$1,682	$543	$52,931

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- PROPERTY, PLANTS AND EQUIPMENT, NET (Cont.)

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:

Balance at January 1, 2022	$145,333	$41,911	$8,305	$2,546	$198,095
Entrance to consolidation	4,024	453	351	111	4,939
Purchases	17,298	4,675	368	114	22,455
Disposals	(10,735)	(418)	(560)	(25)	(11,738)
Loss of Control	(684)	(1,337)	-	-	(2,021)
Exchange rate differences from translation of foreign operations	(15,259)	(2,468)	(967)	(327)	(19,021)

Balance at December 31, 2022	$139,977	$42,816	$7,497	$2,419	$192,709

Accumulated depreciation:

Balance at January 1, 2022	$108,762	$25,444	$4,673	$2,330	$141,209
Entrance to consolidation	2,803	388	219	107	3,517
Depreciation	14,709	2,834	909	75	18,527
Disposals	(10,287)	(242)	(384)	(23)	(10,936)
Loss of Control	(308)	(971)	-	-	(1,279)
Exchange rate differences from translation of foreign operations	(9,805)	(2,691)	(573)	(231)	(13,300)

Balance at December 31,2022	$105,874	$24,762	$4,844	$2,258	$137,738

Depreciated cost at December 31, 2022	$34,103	$18,054	$2,653	$161	$54,971

b.	Depreciation expenses totaled $18,513, $18,527 and $20,468 for the years ended December 31, 2023, 2022 and 2021, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 11:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance at January 1, 2023	$309,979	$283,038	$100,337	$12,270	$705,624
Entrance to consolidation	20,902	-	-	1,706	22,608
Purchases	-	14,550	962	-	15,512
Disposals	-	(21)	-	-	(21)
Exchange rate differences from translation of foreign operations	(3,779)	(4,699)	(324)	(361)	(9,163)

Balance at December 31, 2023	$327,102	$292,868	$100,975	$13,615	$734,560

Accumulated depreciation:

Balance at January 1, 2023	$169,567	$237,253	$71,843	$4,235	$482,898
Depreciation	27,747	11,634	10,227	1,657	51,265
Disposals	-	(21)	-	-	(21)
Exchange rate differences from translation of foreign operations	(2,400)	(3,892)	(123)	(95)	(6,510)

Balance at December 31,2023	$194,914	$244,974	$81,947	$5,797	$527,632

Depreciated cost at December 31, 2023	$132,188	$47,894	$19,028	$7,818	$206,928

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance at January 1, 2022	$307,256	$289,506	$97,395	$12,906	$707,063
Entrance to consolidation	26,643	-	6,152	843	33,638
Purchases	-	14,732	1,181	-	15,913
Disposals	-	(415)	(1,204)	-	(1,619)
Exchange rate differences from translation of foreign operations	(23,920)	(20,785)	(3,187)	(1,479)	(49,371)

Balance at December 31, 2022	$309,979	$283,038	$100,337	$12,270	$705,624

Accumulated depreciation:

Balance at January 1, 2022	$154,112	$243,264	$64,381	$3,370	$465,127
Depreciation	26,668	11,562	9,986	1,285	49,501
Disposals	-	(416)	(1,205)	-	(1,621)
Exchange rate differences from translation of foreign operations	(11,213)	(17,157)	(1,319)	(420)	(30,109)

Balance at December 31,2022	$169,567	$237,253	$71,843	$4,235	$482,898

Depreciated cost at December 31, 2022	$140,412	$45,785	$28,494	$8,035	$222,726

b.	Amortization expenses totaled $51,265, $49,501, and $58,611 for the years ended December 31, 2023, 2022 and 2021, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 12:- Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022

Opening balance	$926,161	$932,854
Acquisition of subsidiaries	23,112	52,651
Classifications	(2,672)	(1,502)
Foreign currency translation adjustments	(10,020)	(57,842)
Closing balance	$936,581	$926,161

The Group performed annual impairment tests as of December 31, 2023, 2022 and 2021 and did not identify any impairment losses (see Note 2(15)). For more information regarding allocation of goodwill to each cash-generating unit see Note 25(b).

The perpetual growth rates and discount rates (corresponding to the weighted average cost of capital – “WACC”) applied for impairment testing purposes in 2023 and 2022 were as follows:

	2023		2022
	Pre-tax discount rate	Growth rate	Pre-tax discount rate	Growth rate

Matrix IT (1)	10.4%-10.7%	3%	9.2%-10.1%	3%
Sapiens (2)	11%	3%	11%	3%
Magic Software (3)	11.5%	3%	11%	3%
Other consolidated subsidiaries (4)

(1)	The goodwill allocated to the operating segment Matrix IT is mainly related to two groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates that range between 10.4% to 10.7% and a fixed growth rate of 3% in 2023 (2022 - weighted pre-tax discount rates that range between 9.2% to 10.1% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Matrix IT is immaterial.

(2)	The goodwill allocated to the operating segment Sapiens is mainly related to two groups of cash-generating units. Cash flows are discounted using a weighted pre-tax discount rate of 11% and a fixed growth rate of 3% in 2023 and 2022. The carrying amount of goodwill allocated to the other groups of cash-generating units included in Sapiens is immaterial.

(3)	The goodwill allocated to the operating segment Magic Software is related to four groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates of 11.5% and a fixed growth rate of 3% in 2023 (2022 - weighted pre-tax discount rates of 11% and fixed growth rates of 3%).

(4)	Goodwill is allocated across multiple groups of cash-generating units. The carrying amount of goodwill allocated to each group of cash-generating units is immaterial. The Group performed sensitivity analyses regarding the main assumptions in the impairment tests. No impairment of the goodwill tested would be recognized in the event of a reasonably possible change in the assumptions used in 2023 (the same was true for 2022). The Group performed annual impairment tests as of December 31, 2023, 2022 and 2021 and did not identify any impairment losses

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:- short term loans from banks and others

	December 31,
	2023
	Interest rate		December 31,
	(%)	Currency	2023	2022

Current maturities of long-term loans from banks and other financial institutions	1.4 - Prime + 1.5	NIS	$66,356	$78,883
Commercial securities not listed	Prime -1	NIS	55,142	56,834
Short-term bank loans and credit line	3.4 - 6.8	NIS and USD	9,533	13,168
Current maturities of long-term loans from banks	7.5 – 8.1	NIS Linked to USD	13,208	8,908
Short-term interest on long-term loans from banks and other financial institutions	3.4 – 8.1	NIS and USD	1,734	89
			$145,973	$157,882

Note 14:- other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2023	2022
Government institutions	$42,102	$43,955
Accrued expenses and other current liabilities	31,022	42,385
	$73,124	$86,340

Note 15:- Long term Loans from Banks and Others

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

		Long-term liabilities	Current maturities	Long-term liabilities net of current maturities	long-term liabilities net of current maturities
Interest rate %	Currency	December 31, 2023			December 31, 2022
1.4 - Prime + 1.5	NIS (Unlinked)	$122,951	$66,356	$56,595	$88,532
7.5-8.1	USD (Unlinked)	47,500	13,208	34,292	27,342
		$170,451	$79,564	$90,887	$115,874

b.	Maturity dates:

	December 31,
	2023	2022
First year (current maturities)	$79,564	$87,791
Second year	47,859	67,956
Third year	21,864	32,430
Fourth year	17,281	9,998
Fifth year and thereafter	3,883	5,490
	$170,451	$203,665

Details of liens, guarantees and credit facilities are described in Note 21(b)

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula, Sapiens and Matrix. The debentures are all listed for trading on the Tel-Aviv Stock Exchange.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate		Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short- term and long- term debentures
	%	Currency	(thousand)	December 31, 2023
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 34,211	$9,432	$22	$9,432	$-	$154	$9,586

Formula’s Series C Secured Debentures (2.3%)	2.7	NIS (Unlinked)	NIS 412,264	$113,665	(932)	22,327	90,405	213	112,945

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 210,000	$59,389	(50)	19,796	39,543	-	59,339

Matrix IT’ Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 441,656	$121,769	(1,450)	18,726	101,593	2,237	122,556

				$304,255	$(2,410)	$70,281	$231,541	$2,604	$304,426

	Effective Interest rate		Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%	Currency	(thousand)	December 31, 2022
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 68,422	$19,444	$85	$9,722	$9,807	$-	$19,529

Formula’s Series C Secured Debentures (2.3%)	2.7	NIS (Unlinked)	NIS 493,244	$140,166	(1,477)	23,012	115,677	265	138,954

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 280,000	$79,186	(114)	19,796	59,276	1,337	80,409

Matrix IT’ Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 475,615	$135,156	(1,343)	9,650	124,163	1,220	135,033

				$373,952	$(2,849)	$62,180	$308,923	$2,822	$373,925

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

During the years ended December 31, 2023, 2022 and 2021, the Group recorded $7,450, $7,533 and $7,056, respectively, of interest expenses, and $667, $158 and ($109), respectively, of amortization of debt premium, discount and issuance costs, net in respect of the Group’s debentures.

b.	Scheduled aggregate principal annual payments of the debentures:

Repayment amount
2024	$70,281
2025	84,191
2026	84,192
2027	18,726
2028	46,865
$304,255

c.	Formula’s debentures

i)	Formula Systems Series A Secured Debentures

On September 16, 2015, Formula issued Formula Systems Series A Secured Debentures in an aggregate principal amount of NIS 102,260 thousand (approximately $26,295), at a purchase price equal to 100% of their par value, payable in eight equal annual installments on July 2nd of each of the years 2017 through 2024. The principal amount outstanding under the Formula Systems Series A Secured Debentures bears interest at a fixed rate of 2.8% per annum (subject to adjustments based on the credit rating of the debentures), payable on July 2nd and January 2nd of each of the years 2016 through 2024. Issuance costs, including early commitment commission of approximately NIS 1,246 thousand (approximately $320), were allocated to the Formula Systems Series A Secured Debentures and are amortized as financial expenses over the term of the Series A Secured Debentures due in 2024.

On January 31, 2018, Formula issued additional Formula Systems Series A Secured Debentures in an aggregate principal amount of NIS 150,000 thousand (approximately $44,053) through a private placement to qualified investors in Israel. The gross proceeds received by Formula from the issuance of Formula Systems Series A Secured Debentures in January 2018 were NIS 155,205 thousand (approximately $45,581), out of which NIS 336 thousand was attributed to interest payable (approximately $99). Debt premium of NIS 4,869 thousand (approximately $1,430) net of issuance costs of NIS 782 thousand (approximately $225) was allocated to the Formula Systems Series A Secured Debentures and is amortized as financial income over the remaining term of the Formula Systems Series A Secured Debentures due in 2024.

The Formula Systems Series A Secured Debentures issued in September 2015, together with the Formula Systems Series A Secured Debentures sold in the private placement, form one single series with identical terms and conditions.

The Series A Secured Debentures are denominated in New Israeli Shekels not linked to any currency or index, and are non-convertible. The Formula Systems Series A Secured Debentures are secured with collateral consisting of shares of Matrix IT, Magic Software and Sapiens (see Note 21a).

The Formula Systems Series A Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2023 and 2022, the fair value of Formula’s Series A Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $9,338 and $19,202, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

ii)	Formula Systems Series C Secured Debentures

On March 31, 2019, Formula issued Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 300,000 thousand (approximately $82,600), at a purchase price equal to 100% of their par value. The principal due under the Series C Secured Debentures is payable in five annual installments of NIS 33,000 thousand on December 1 of each of the years 2020 through 2024 and two annual installments of NIS 67,500 thousand on December 1 of each of the years 2025 and 2026. The outstanding principal amount under the Formula Systems Series C Secured Debentures bears interest at a fixed rate of 2.29% per annum (subject to adjustments based on the credit rating of the debentures), payable on December 1st and June 1st of each of the years 2019 through 2026. Issuance costs, including an early commitment commission of approximately NIS 3,355 thousand (approximately $924) were allocated to Formula Systems Series C Secured Debentures and are amortized as financial expenses over the term of Formula Systems Series C Secured Debentures due in 2026.

On April 12, 2021, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 160,000 thousand (approximately $48,617) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in April 2021 were NIS 165,920 thousand (approximately $50,524), out of which NIS 1,329 thousand was attributed to interest payable (approximately $405). Debt premium of NIS 4,591 thousand (approximately $1,398) net of issuance costs of NIS 752 thousand (approximately $229) was allocated to the Formula Systems Series C Secured Debentures and is amortized as financial income over the remaining term of the Formula Systems Series A Secured Debentures due in 2026.

On August 30, 2022, Formula issued additional Formula Systems Series C Secured Debentures in an aggregate principal amount of NIS 200,000 thousand (approximately $60,514) through a private placement to qualified investors in Israel. The gross proceeds received by Formula for the issuance of Formula Systems Series C Secured Debentures in August 2022 were NIS 195,000 thousand (approximately $59,002), out of which NIS 1,126 thousand was attributed to interest payable (approximately $341). Debt deficit of NIS 7,076 thousand (approximately $2,141) including issuance costs of NIS 950 thousand (approximately $287) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial expenses over the remaining term of the Formula Systems Series C Secured Debentures due in 2026.

The Formula Systems Series C Secured Debentures issued in March 2019, together with the Formula Systems Series C Secured Debentures sold in April 2021 and in August 2022 in private placements, form one single series with identical terms and conditions.

The Formula Systems Series C Secured Debentures are denominated in New Israeli Shekels and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consisting of shares of Matrix IT, Magic Software and Sapiens (see Note 21a).

The Series C Secured Debentures are listed for trading on the Tel-Aviv Stock Exchange. As of December 31, 2023 and 2022, the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $109,494 and $133,046, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

The offerings of Formula’s debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) and were exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

The sale of Formula debentures was not registered under the Securities Act, and Formula debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for the Formula Systems Series A Secured Debentures and the Formula Systems Series C Secured Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations, and to meet certain financial covenants (see Notes 21a and 21c(1)(i)).

d.	Sapiens’ Series B Debentures

On September 16, 2017, Sapiens issued its unsecured Series B Debentures in an aggregate principal amount of NIS 280,000 thousand (approximately $79,186), linked to the US dollar and payable in eight equal annual payments of $9,898 on January 1st of each of the years 2019 through 2026. The outstanding principal amount of Sapiens’ Series B Debentures bears a fixed interest rate of 3.37% per annum (which may be adjusted based on changes to the credit rating of the debentures), payable on January 1st and July 1st of each of the years 2018 through 2025, with one final interest payment due on January 1, 2026. Debt discount, and issuance costs were approximately $956, allocated to Sapiens’ Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principal amount of NIS 210,000 thousand (approximately $60,362) through a public offering in Israel. The gross proceeds received from the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 thousand (approximately $60,603), out of which approximately NIS 3,006 thousand was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 thousand (approximately $623) and issuance costs of NIS 2,326 thousand (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions. Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As of December 31, 2023 and 2022, the fair value of Sapiens’ Series B Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $57,667 and $75,192, respectively.

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

NOTE 16:- DEBENTURES (Cont.)

The sale of Sapiens debentures was not registered under the Securities Act, and the Sapiens debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for the Sapiens Series B Debentures, Sapiens has undertaken to comply with a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on Sapiens’ assets, or undergo an asset sale or other change that results in a fundamental change in Sapiens’ operations and to meet certain financial covenants (see Note 21c(3)(iii)).

e.	Matrix IT Series B Debentures

On September 18, 2022, Matrix IT issued the Matrix IT Series B Debentures in an aggregate principal amount of NIS 295,249 thousand (approximately $87,872), at a purchase price equal to 100% of their par value. The principal due under the Matrix IT Series B Debentures is payable in thirteen (13) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 21,081 thousand) on February 1 and on August 1 of each of the years 2023 through 2029 with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 21,196 thousand) paid on February 1, 2030. The outstanding principal amount under the Matrix IT Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years 2023, through 2030. Issuance costs including an early commitment commission of approximately NIS 2,158 thousand (approximately $642) were allocated to the Matrix IT Series B Debentures and are amortized as financial expenses over the term of the Matrix IT Series B Debentures due in 2030.

On December 4, 2022, Matrix IT issued additional Matrix IT Series B Debentures in an aggregate principal amount of NIS 180,366 thousand (approximately $53,680) through a private placement to qualified investors in Israel. The gross proceeds received by Matrix IT for the issuance of Matrix IT Series B Debentures in December 2022 were NIS 178,385 thousand (approximately $53,107), out of which NIS 1,582 thousand was attributed to interest payable (approximately $471). Debt deficit of NIS 1,981 thousand (approximately $590) including issuance costs of NIS 399 thousand (approximately $119) were allocated to the Matrix IT Series B Debentures and are amortized as financial expenses over the remaining term of the Matrix IT Series B Debentures due in 2030.

The Matrix IT Series B Debentures issued in September 2022, together with the Matrix IT Series B Debentures sold in December 2022 in a private placement, form one single series with identical terms and conditions.

As of December 31, 2023 and 2022, the fair value of Matrix IT’s Series B Secured Debentures, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $122,938 and $135,156, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- RELATED PARTies TRANSACTIONS

a)	Transactions with Asseco and affiliated companies

During the years ended December 31, 2023, 2022 and 2021, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $165, $181and $197, respectively.

During the years ended December 31, 2023, 2022 and 2021, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $3,500, $2,900 and $3,200, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2023 and 2022 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in amounts of $1,233 and $2,927, respectively. As of December 31, 2023 and 2022, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $1,008 and $1,149, respectively.

b)	Fees paid for board services in affiliates

Sapiens paid Formula director fees for the years ended December 31, 2023, 2022 and 2021, of approximately $28, $29 and $27, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix IT paid Formula director fees for the years ended December 31, 2023, 2022 and 2021, of approximately $27, $33 and $37, respectively, in respect of Mr. Guy Bernstein, Matrix IT’s Chairman and Formula’s chief executive officer.

c)	Compensation of key officers of the Company

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers and directors of the Company:

	Year ended December 31,
	2023	2022
Short-term employee benefits	$4,204	$4,665
Share-based compensation	7,197	8,104
	$11,401	$12,769

d)	Back-office services

During the years ended December 31, 2023, 2022 and 2021, Magic Software provided back-office services to Formula in amounts totaling approximately $224, $240 and $160, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- RELATED PARTies TRANSACTIONS (Cont.)

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

Note 18:- LEASES

The Group leases substantially all of its office space and vehicles under operating leases. The Group’s leases have original lease periods expiring between 2024 and 2036. Some leases include one or more options to renew. The Group does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Under IFRS 16, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the statement of financial position. The aggregated present value of lease agreements is recorded as a long-term asset titled operating lease right-of-use assets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2024	$45,871
2025	36,524
2026	13,448
2027	12,477
2028	12,419
2029 and thereafter	25,601
Total undiscounted cash flows	$146,340

Less imputed interest	(17,637)
Present value of lease liabilities	$128,703

a.	Information on leases:
	Year ended December 31,
	2023	2022

Interest expense on lease liabilities	$7,195	$4,822
Total cash outflow for leases	$55,064	$49,702

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets:

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2023	$179,617	$50,252	$229,869
Additions during the year:
New leases	38,376	23,092	61,468
Adjustments for indexation	1,573	418	1,991
Adjustments arising from translating financial statements of foreign operations	(2,111)	(814)	(2,925)
Modification of leases	(3,590)	66	(3,524)
Acquisition of subsidiaries	265	-	265
Disposals during the year:
Termination of leases	(18,323)	(11,182)	(29,505)

Balance as of December 31, 2023	$195,807	$61,832	$257,639

Accumulated depreciation:
Balance as of January 1, 2023	$88,429	$24,600	$113,029
Additions during the year:
Depreciation	34,135	17,919	52,054
Adjustments arising from translating financial statements of foreign operations	24	(7)	17
Disposals during the year:
Termination of leases	(17,874)	(10,238)	(28,112)
Balance as of December 31, 2023	104,714	32,274	136,988
Depreciated cost at December 31, 2023	$91,093	$29,558	$120,651

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2022	$173,450	$54,036	$227,486
Additions during the year:
New leases	30,711	22,483	53,194
Adjustments for indexation	2,438	1,017	3,455
Adjustments arising from translating financial statements of foreign operations	(15,571)	(5,471)	(21,042)
Modification of leases	589	89	678
Acquisition of subsidiaries	2,714	40	2,754
Disposals during the year:
Termination of leases	(14,714)	(21,942)	(36,656)

Balance as of December 31, 2022	$179,617	$50,252	$229,869

Accumulated depreciation:
Balance as of January 1, 2022	$77,669	$33,984	$111,653
Additions during the year:
Depreciation	31,387	15,893	47,280
Adjustments arising from translating financial statements of foreign operations	(6,902)	(3,416)	(10,318)
Disposals during the year:
Termination of leases	(13,725)	(21,861)	(35,586)
Balance as of December 31, 2022	88,429	24,600	113,029
Depreciated cost at December 31, 2022	$91,188	$25,652	$116,840

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2023	2022	2021

General and administrative expenses	$18,622	$14,953	$14,767
	$18,622	$14,953	$14,767

b)	Formula:

In August 2021, the Company adopted its 2021 Share Incentive Plan (the “2021 Plan”). Pursuant to the 2021 Plan, we may grant from time to time to the Company’s employees, office holders and consultants’ options to purchase, share-based awards or restricted shares with respect to, up to an aggregate of 350,000 Ordinary shares (including 48,378 Ordinary shares that were reserved for issuance under prior years plans and not subject to outstanding grants and transferred to the 2021 Plan). The 2021 Plan is administered by the Company’s board of directors. The 2021 Plan provides that options, restricted shares, or other stock-based awards may be granted, from time to time, to such grantees to be determined by the Company’s board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the Company’s board of directors at its sole and absolute discretion.

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded 21,000 restricted shares under the 2021 Plan (the “new restricted shares”). These restricted shares vest on a quarterly basis over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $232 ($96.7 per share). The total compensation expense that the Company recorded in its statement of profit or loss for the years ended December 31, 2023, 2022 in respect of the above grant was $407 and $973, respectively. As of December 31, 2023, 9,000 Ordinary shares out of the 21,000 Ordinary shares, were fully vested.

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded employees of the Company 2,400 restricted shares under the 2021 Plan (the “new restricted shares”). These restricted shares vest at certain points in time over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $2,031 ($96.7 per share).

In January 2023, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded 15,000 restricted shares under the 2021 plan (the “restricted shares”). These restricted shares vest on an annual basis over a six-year period, commencing on December 31, 2023 and concluding on December 31, 2029. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $1,225 ($81.65 per share). As of December 31, 2023, none of the restricted shares under this grant were vested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

In November 2020, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief executive officer 611,771 restricted stock units (“RSUs”) in respect of ordinary shares of the Company. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that shall start as of the grant date and shall end at December 31, 2027, subject to the continued engagement of Formula’s chief executive officer with the Company as of that date (the “Vesting Period”); and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the target EBITDA (as defined in the grant) is achieved, subject to the continued engagement of Formula’s chief executive officer with the Company. At the end of the vesting period, the number of performances-based RSUs that vests shall be equal to (i) the number of fiscal years in which the target EBITDA (as defined in the grant) was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled NIS 170,684 thousand, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss in respect of this grant, in accordance with accounting principles, for the years ended December 31, 2023, 2022, and 2021 was approximately $6,460, $7,089 and $7,373, respectively.

In the event of termination of Formula’s chief executive officer services agreement with the Company, by the Company for Cause (as defined in the services agreement), the RSUs will immediately terminate and become null and void, and all interests and rights of Formula’s chief executive officer in and to the same will expire. In case of termination of Formula’s chief executive officer services agreement by the Company not for Cause, or due to the resignation of Formula’s chief executive officer for Good Reason (as defined in the grant), all unvested RSUs that could have vested from the grant date until December 31, 2027, assuming all performance and time conditions and future targets would have been fulfilled (including all targets that would have resulted in vesting with respect to any Previous Year which could have still been met in future years), will accelerate and become immediately vested and exercisable, regardless of the actual occurrence or failure to occur of any of the future performance targets relating to those RSUs.

In the event of resignation by Formula’s chief executive officer not for Good Reason (as defined in the grant), Formula’s chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any Performance Based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2023, 2022 and 2021 were $27,703 and $34,972 and $45,973 respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

c)	Matrix IT:

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

The fair value of the restricted shares amounted on the date of grant to NIS 27,851 thousand (approximately $7,914).

On March 12, 2023, Matrix IT’s board of directors approved, following the approval by Matrix IT’s compensation committee, the allocation of 920,000 options exercisable up to 920,000 ordinary Matrix IT’s shares of NIS 1 par value, to 18 officers and senior employees of Matrix IT or of its controlled companies. Upon termination of an officer’s employment, 45,000 options were forfeited before vesting. The exercise of the options at the date of grant is NIS 71.25. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested on March 12, 2025, with the remaining amount vesting in equal parts on March 12, 2026 and 2027.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 3.34%-4.53%, early exercise factor is 130% and expected volatility is 31%. The contractual life of the options is 5 years from the date of grant.

On August 9, 2023, Matrix IT’s board of directors approved, following the approval by Matrix IT’s compensation committee, the allocation of 45,000 options exercisable up to 45,000 ordinary Matrix IT’s shares of NIS 1 par value, to a senior employee of Matrix IT. The exercise of the options at the date of grant is NIS 73.73. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested in August, 2025, with the remaining amount vesting in equal parts on August 10, 2026 and 2027. The contractual life of the stock options is 5 years from the grant date.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 3.34%-4.53%, early exercise factor is 130% and expected volatility is 31%. The contractual life of the options is 5 years from the date of grant.

The following table summarizes Matrix IT’s employee stock-based compensation activity during the year ended December 31, 2023:

	Number of options, RSU and RS	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	398,878	7.66	0.9	5,144
Granted	1,340,000	14.17	5	8,363
Expired and forfeited	(45,000)	19.68
Exercised	(398,878)	7.66		5,135

Outstanding at December 31, 2023	1,295,000	13.6	4.16	7,336
Exercisable at December 31, 2023	-	-	-	-

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

The aggregate intrinsic value provided in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix IT’s ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix IT equity incentive plan as of December 31, 2023, 2022 and 2021 were $8,808, $0 and $428, respectively.

d)	Sapiens:

The following table summarizes Sapiens’ stock-based compensation activity during the year ended December 31, 2023:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	2,132,763	21.51	3.30	5,531
Granted	429,500	21.09
Exercised	(558,695)	9.54
Expired and forfeited	(58,068)	14.59

Outstanding at December 31, 2023	1,945,500	24.52	3.71	9,118

Exercisable at December 31, 2023	796,425	24.78	3.13	3,604

In 2023, 2022 and 2021, Sapiens granted 429,500, 404,500 and 847,000 stock options, respectively, to its employees and directors to purchase its shares. The weighted average grant date fair values of the options granted during the years ended December 31, 2023, 2022 and 2021 were $6.51, $7.22 and $10.35, respectively. The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Sapiens’ common shares. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $851, $250 and $8,505, respectively.

The options outstanding under Sapiens’ stock option plans as of December 31, 2023 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options Outstanding	Weighted Average remaining contractual term	Weighted Average exercise price	Options Exercisable	Weighted Average exercise price of Options Exercisable
$		(Years)	$		$

8.49	15,000	0.60	8.49	15,000	8.49
9.49-13.88	52,000	1.36	11.49	52,000	11.49
18.26-22.03	816,500	4.86	20.00	188,425	20.93
22.71-27.28	271,250	2.77	23.43	182,500	22.69
28.6-31.06	723,750	3.29	28.95	325,000	29.12
33.48	67,000	3.92	33.48	33,500	33.48

	1,945,500	3.71	24.52	796,425	24.78

The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2023, 2022 and 2021, after being adjusted to comply with IFRS, was $3,186, $4,317 and $5,421, respectively. As of December 31, 2023, there was $3,601 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.67 years.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

A summary of the RSU activities in Sapiens in the year ended on December 31, 2023, is as follows:

		Weighted Average
	Amount of	Grant-Date Fair
	options	value

Unvested at January 1, 2023	139,144	$26.56
Granted	7,500	19.96
Vested	(34,329)	24.47
Expired and forfeiture	(39,492)	24.56

Unvested at December 31, 2023	72,823	$27.95

e)	Magic Software:

The following table summarizes Magic Software share-based compensation activity during the year ended December 31, 2023:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	26,250	$0.91	5.95	$397
Granted	-	-
Forfeited	(20,000)	3.51
Exercised	(6,250)	-

Outstanding at December 31, 2023	-	$-	-	$-

Exercisable at December 31, 2023	-	$-	-	$-

The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Magic Software’s ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021, was $61, $344 and $628 respectively.

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

In December 2022, Comm-IT Solutions, awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT Solutions. 827 of the options have fully vested upon their grant, whereas the vesting of the remainder of the options are subject to Comm-IT Solutions and its subsidiaries meeting certain EBITDA targets for the years 2023-2024. In 2023, CommIT fully achieved plan EBITDA targets. Subject to the EBITDA targets to be met, as well as the officers continued employment with Comm-IT Solutions throughout 2027, the options will vest at certain points in time throughout the years 2024 to 2027.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2023 and changes during the year ended December 31, 2023 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	4,028	$264.67	7.94	$7,499
Granted	-

Outstanding at December 31, 2023	4,028	256.79	6.94	7,276

Exercisable at December 31, 2023	1,847	$27.72	6.93	$3,760

As of December 31, 2023, there was $1,465 of total unrecognized compensation cost related to non-vested options of Comm-IT Solutions, which is expected to be recognized in full over a weighted average period of 1.1 years.

The options outstanding as of December 31, 2023, have been separated into exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)		$
0.28	3,238	6.92	1,736	0.28
455	297	6.99	111	455
1,822	493	6.99	-	-
	4,028	6.94	1,847	$27.72

Note 20:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

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

Note 20:- EMPLOYEE BENEFIT LIABILITIES (Cont.)

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

b)	Composition of defined benefit plans is as follows:

	December 31,
	2023	2022
Defined benefit obligation	$85,743	$91,973
Fair value of plan assets	(75,316)	(82,857)
Net defined benefit liability	$10,427	$9,116

Note 21:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix IT, Magic Software and Sapiens’ shares which it held. As of December 31, 2023 Formula has collateral in connection with the Series A Secured Debentures and Series C Secured Debentures issued by Formula on the TASE (see Note 16).

2)	Composition of pledged shares of Matrix IT, Magic Software and Sapiens owned by Formula as of December 31, 2023:

	December 31, 2023
	Formula’s Series A Secured Debentures	Formula’s Series C Secured Debentures
Matrix IT ordinary shares, par value NIS 1.0 per share	4,128,865	6,169,761
Magic Software ordinary shares, par value NIS 0.1 per share	5,825,681	3,141,474
Sapiens common shares, par value €0.01 per share	1,260,266	2,957,590

In August 2022, following the private placement of an additional NIS 200,000 thousand par value Series C Secured Debentures, Formula pledged an additional 138,000 shares of Matrix IT and 730,000 shares of Magic (see Note 16).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

b)	Guarantees:

As of December 31, 2023, the Group provided performance bank guarantees in an aggregate amount of approximately $41,900 as security for performance of various contracts with customers and suppliers. As of December 31, 2023, the Group provided bank guarantees in an aggregate amount of approximately $9,400 as security for rent to be paid for its leased offices. As of December 31, 2023, the Group had restricted bank deposits in an aggregate amount of $1,400 in favor of the above-mentioned bank guarantees. In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Each of Matrix IT, Sapiens, Magic Software and Formula provides cross guarantees to its subsidiaries.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2023, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series A and Series C Secured Debentures, Formula has undertaken to comply with the following financial covenants and obligations:

A covenant not to distribute dividends unless (i) Formula shareholders’ equity attributable to Formula Systems shareholders is at least $290,000, (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 50% of net CAP (defined as financial indebtedness, net, plus shareholders’ equity), and (iii) the aggregate amount of distributions from January 1, 2016 shall not exceed the aggregate amount of net oncome for the year ended December 31, 2015 together with 75% of accumulated profits from January 1, 2016 until the respective distribution date and (iv) no event of default shall have occurred.

a.	Financial covenants, including: (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $215 million (as of December 31, 2023, Formula equity attributable to Formula Systems’ shareholders was approximately $625,762); (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) (as of December 31, 2023 Formula’s net financial indebtedness was 1.0% of net CAP); (iii) the ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) (as of December 31, 2023 the ratio of Formula’s net financial indebtedness to EBITDA was 0.03); and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semi annual interest payments for the unpaid principal amount of Series A and Series C Secured Debentures (as of December 31, 2023 Formula’s cash balances exceed the semi annual interest payments amount).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Standard events of default, including, among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

2)	Matrix IT

A.	In the context of Matrix IT’s engagements with banks and financial institutions for its credit facilities, Matrix IT has undertaken to comply with the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix IT financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix IT and shareholders’ loans that have been and/or will be granted to Matrix IT (collectively, the “debts”) will not exceed 40% of its total balance sheet. As of December 31, 2023 the ratio between Matrix IT’s financial debts and liabilities to banks versus Matrix IT total assets was 7.7%.

(ii)	The ratio of Matrix IT net debt to the annual EBITDA will not exceed 3.5. As of December 31, 2023, Matrix IT ratio of net debt to EBITDA was 0.53.

(iii)	Matrix IT equity shall not be lower than NIS 275,000 thousand (approximately $75,820) at all times. As of December 31, 2023 Matrix IT’s equity was approximately NIS 1,049,000 thousand (approximately $289,220).

(iv)	Matrix IT cash and cash equivalents and short-term bank deposits shall not be less than NIS 50,000 thousand (approximately $13,785). In the context of Matrix IT’s issuance of Commercial Securities which are not listed, Matrix IT committed to maintain at least NIS 300,000 thousand (approximately $82,713) of liquid assets including unused approved bank credits. Such liquid assets should account for not less than NIS 200,000 thousand of cash and cash equivalent and short-term bank deposit (approximately $55,142). As of December 31, 2023, Matrix IT’s cash and cash equivalent and short-term bank deposits amounted to NIS 640,208 thousand (approximately $176,512).

(v)	Matrix IT has committed that the rate of ownership and control of Matrix IT-Systems shall never be below 50.1%.

(vi)	Matrix IT will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(vii)	Matrix IT will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

B.	Matrix IT Series B Debentures:

In accordance with Matrix IT’s indenture for its Series B Debentures, Matrix IT has undertaken to comply with the following financial covenants and obligations:

(i)	Matrix IT total shareholders’ equity (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) shall not be less than NIS 275,000 thousand (approximately $75,820). As of December 31, 2023, Matrix IT total shareholders’ equity (all based on Matrix IT’s 2023 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was approximately NIS 1,107,472 thousand (approximately $305,341).

(ii)	Matrix IT net financial indebtedness (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) shall not exceed 45% of Matrix IT total assets (all based on Matrix IT’s quarterly or annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust). As of December 31, 2023 Matrix’s net financial indebtedness (all based on Matrix IT’s 2023 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was 7.7% of total assets.

(iii)	The ratio of Matrix IT net financial indebtedness (as defined on Matrix IT Series B Debentures deed of trust) to the last twelve-months period EBITDA (as defined on Matrix IT Series B Debentures deed of trust) will not exceed 5 (all based on Matrix IT’s quarterly and annual consolidated financial statements). As of December 31, 2023 the ratio of Matrix IT’s net financial indebtedness to EBITDA (all based on Matrix IT’s 2023 annual consolidated financial statements, and as defined on Matrix IT Series B Debentures deed of trust) was 0.52.

3)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures. The deed of trust includes the following provisions:

(i)	a negative pledge, subject to certain exceptions.

(ii)	financial covenants, including: (a) the equity attributable to the shareholders of Sapiens, as reported in its annual or quarterly financial statements, will not be less than $120 million. (as of December 31, 2023 Sapiens shareholders’ equity was $447.3 million); (ii) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) (as of December 31, 2023 Sapiens’ net financial indebtedness was (46.48%) of net CAP); and (iii) the ratio of Sapiens’ net financial indebtedness to EBITDA (based on accumulated calculation for the four last quarters) shall not exceed 5.5 (as of December 31, 2023 the ratio of Sapiens’ net financial indebtedness to EBITDA was (1.46)).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

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

Under the terms of the loans with an Israeli financial institutions, Magic Software has undertaken to comply with the following financial covenants, as they will be expressed in its consolidated financial statements:

(i)	Magic Software’ equity will not be lower than $150 million (one hundred and fifty million U.S. Dollars at all times) - as of December 31, 2023 Magic Software shareholders’ equity was $290,944;

(ii)	The ratio of Magic Software’ total financial debts less cash to total assets will not exceed 30% - as of December 31, 2023 Magic Software financial debts less cash were negative (-5%, since cash exceeds indebtedness); and

(iii)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 – as of December 31, 2023 the ratio of Magic Software’s net financial indebtedness to EBITDA was negative (-0.31) (cash exceeds indebtedness).

As of December 31, 2023, each of Formula, Matrix IT, Sapiens and Magic Software was in compliance with all of its financial covenants.

d)	Legal proceedings:

1)	On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on the Company’s behalf, against each of the Company’s five directors, as well as the Company’s chief executive officer (the “CEO”), Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin (the “CFO”), as defendants. The Company and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation awarded to the Company’s CEO and CFO, including past engagements with the CEO and the recent re-approval by the Company’s compensation committee and board of directors (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to the Company’s CEO. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to the Company, as well as compensation to the Company for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to the Company’s ADSs. The Company rejects all claims made by Olir and believe that all actions taken by its board of directors and its committees were taken in accordance with the Companies Law and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify and on May 13, 2021 all respondents filed their responses to the Motion to Certify.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

On January 24, 2023, the Company submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to the CEO by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13,2023 the Company submitted its response to Olir’s response. On September 18, 2023 Olir filed its briefs. On December 3, 2023, the Company filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023 the court granted the Company with a motion to dismiss in limine, and ordered the Company to pay Olir’s costs in the amount of NIS 45 thousand. On January 25, 2024 Olir filed and appeal against the District Court’s decision, with the Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024 the Company and all other respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rules of law, when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. A bench hearing is now scheduled for February 5, 2025. The respondents are required to file their response to Olir’s appeal by June 10, 2024. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

2)	On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800 thousands (approximately $225,600), was filed against our subsidiary Zap Group with the Israeli district court (central district), claiming that Zap Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through Zap Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63,000 thousands (approximately $17,900). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with Zap Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. A date for a hearing has not yet been set. As this claim was filed against Zap Group prior to its acquisition by the Company, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

3)	On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24,500 thousands (approximately $7,000) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the Claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. On July 19, 2022, a pre-trial hearing took place, at the end of which it was held that the Parties must conclude the discovery proceedings by September 10, 2022, and that should any of the Parties wish to submit a motion following receipt of the answers, they must do so by November 15, 2022. On November 15, 2022 the Plaintiffs submitted a motion for the grant of an order of discovery of documents and answer to interrogatories. On December 20, 2022, Zap Group submitted its response to the motion, in which it rejected all of the Plaintiffs’ demands. The Plaintiffs provided Zap Group with the documents that had been disclosed by them in the case, without a suitable legend. On January 3, 2023, Zap Group submitted a motion to obligate the Plaintiff’s to deposit a bond to cover Zap Group’s expense in the event the claim was dismissed. On January 13, 2023, the Plaintiffs submitted a response to the motion. On January 16, 2023, a pre-trial hearing took place, in which Zap Group insisted on the receipt of a suitable legend for the documents that had been disclosed to it by the Plaintiffs. The Court held that the Plaintiffs would deliver a suitable legend within 45 days, after which Zap Group would be entitled to submit a suitable motion in this regard within 30 days, should the need to do so arise. On March 5, 2023, the Plaintiffs submitted a new document file in the context of the discovery proceedings, and an updated legend that was almost identical to the previous one. For that reason, on April 3, 2023, Zap Group submitted a motion petitioning the Court to dismiss the Statement of Claim due to breach of the Court’s decision to provide the discovery materials in a proper manner or, alternatively, to issue an order mandating the Plaintiffs provide a suitable legend, per the Court’s prior decision. On July 19, 2023, the Court instructed the Plaintiffs to submit updated disclosure documents with a suitable legend and organized as requested by the Court. The Court also charged the Plaintiffs with expenses in an amount of NIS 10,000 in connection with this motion. On September 20, 2023, the Plaintiffs submitted updated disclosure documents that did not meet the Court’s instructions. As a result, on October 30, 2023 Zap Group submitted an additional motion to dismiss as a result of ignoring the Court’s order on the matter. On November 28, 2023, the Plaintiffs submitted their response to the motion, resulting in the Court allowing Zap Group to raise claims regarding this matter in the next hearing. On March 5, 2024 the Court rejected the Plaintiffs’ motion petitioning the Court to order additional discovery as well as most of the Plaintiffs’ motion requesting the Court order Zap Group to provide answers to certain questions. Zap Group provided the Plaintiffs with answers to the remaining questions on April 2, 2024. The Plaintiffs must submit affidavits of primary testimony by June 3, 2024 and Zap Group must submit affidavits of primary testimony 90 days afterward. In light of the early stage of the proceedings, it is not possible to estimate the likelihood of success of the lawsuit.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

4)	In November 2023, “Safra”, a subsidiary of Zap Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is NIS 9,645 thousands. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. The lawsuit is at a very early stage and preliminary proceedings are currently taking place between the parties and in light of the early stage, it is not possible to estimate the likelihood of success of the lawsuit. The subject incident (in which the deceased died) took place before Zap Group acquired Safra; therefore, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Safra to Formula.

5)	On December 3, 2023, our subsidiary Matrix received a request for disclosure of materials pursuant to Section 198a of the Companies Law, which was submitted to the District Court (Economic Division) of Tel Aviv-Jaffa by an individual who claimed to be a shareholder of Matrix. The request related to a potential derivative claim that could be filed by the individual, on Matrix’s behalf, against Matrix’s chief executive officer and each of its directors related to the procedure for the approval of compensation awarded to Matrix’s chief executive officer following the rejection of such compensation by Matrix’s general meeting of shareholders and the re-approval of that compensation by Matrix’s compensation committee and board of directors, respectively, acting in accordance with the Companies Law. Matrix filed a response to the disclosure request in which Matrix requested that the court deny, on various grounds, the request made by the potential plaintiff. At this early stage of this legal proceeding we cannot predict its outcome.

6)	In addition to the above-described legal proceedings, from time to time, Formula and/or its subsidiaries and affiliates are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.

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

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

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

As of December 31, 2023, the total remaining unpaid royalties to the IIA amounted to $5,021, out of which, an amount of $2,098 was recorded as a liability in accordance with IAS 20.

f)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens, Magic Software, Zap Group, Insync, Michpal, Shamrad and Ofek directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2023.

Note 22:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2023			December 31, 2022
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Ordinary shares, NIS 1 par value each	25,000,000	15,901,287	15,332,667	25,000,000	15,886,287	15,317,667

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its own ordinary shares.

c.	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 thousand (approximately $10,155) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

d.	In August 2021, Formula declared a cash dividend of approximately NIS 38,694 thousand (approximately $11,932) or NIS 2.53 per share (approximately $0.78 per share) to shareholders of record on September 1, 2021 that was paid on September 19, 2021.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- equity (Cont.)

e.	In March 2022, Formula declared a cash dividend of approximately NIS 39,213 thousand (approximately $12,018) or NIS 2.56 per share (approximately $0.78 per share) to shareholders of record on April 12, 2022 that was paid on April 25, 2022.

f.	In November 2022, Formula declared a cash dividend of approximately NIS 33,086 thousand (approximately $9,571) or NIS 2.16 per share (approximately $0.62 per share) to shareholders of record on December 5, 2022 that was paid on December 19, 2022.

g.	In May 2023, Formula declared a cash dividend of approximately NIS 35,265 thousand (approximately $9,605) or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on June 5, 2023 that was paid on June 22, 2023.

h.	For information concerning Formula’s employees and officers share-based plans, see Note 19.

i.	See Note 26 about subsequent events.

Note 23:- INCOME TAX

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2023, 2022. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

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

NOTE 23:- INCOME TAX (Cont.)

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

In 2021, Sapiens elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 109,000 thousand (approximately $35,048), and accordingly recognized deferred tax liability of $3,531, which was subsequently realized upon the actual filing of the application in 2022 and the payment of related taxes. In November 2022, Magic Software also elected to benefit from the Temporary Order and filed its application for the Temporary Order and paid the required reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25,022 thousand (approximately $7,100), and accordingly recognized a tax liability of NIS 2,502 thousand (approximately $711).

As a result, as of December 31, 2022 all of Sapiens’ and Magic Software’s trapped earnings were released.

3)	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

It is Formula’s management’s belief that certain of its Israeli operations currently qualify as Industrial Companies within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law, provides several tax benefits for an “Industrial Company”. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in any given tax year, is industrial production.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

5)	Structural changes in Matrix IT and Zap Group:

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

In May 2022, a tax ruling was signed determining that as part of a merger process, one subsidiary of Zap Group will transfer all their assets and liabilities subject to the provisions of section 103 of the Income Tax Ordinance.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2023 and 2022 was $218,328 and $185,636, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents that were held by the Group’s subsidiaries outside of Israel and would have been subject to income taxes if distributed as dividend as of December 31, 2023 and 2022 was $84,373 and $81,756, respectively.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

Except for one U.S. subsidiary which has a share interest in a subsidiary in India and one U.S. subsidiary which have a share interest in several subsidiaries in Europe, all of the Group’s other subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJA have no material impact on the Group’s results of operations.

Starting from 2022, the TCJA requires taxpayers to capitalize research and development expenses with amortization periods over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, which has increased the Group’s tax liability in the U.S. The tax provision expense has increased from prior year to account for the capitalization of research and development costs in 2022 and 2023.

d.	Net operating loss carried forward:

As of December 31, 2023, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $164,842, of which $114,977 was in respect of Israeli subsidiaries and approximately $49,865 of which was in respect of subsidiaries abroad.

1)	Formula

As of December 31, 2023, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 258,535 thousand (approximately $71,280), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix IT

As of December 31, 2023, certain subsidiaries of Matrix IT had operating carry-forward tax losses totaling approximately NIS 44,655 thousand (approximately $12,312), which resulted from Israeli operations and as such can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2023, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $27,456, which can be carried forward and offset against taxable income in the future for an indefinite period.

4)	Sapiens

As of December 31, 2023, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $37,947. Most of these carry-forward tax losses have no expiration date.

5)	Zap

As of December 31, 2023, Zap and certain of its subsidiaries had carry-forward tax losses totaling approximately NIS 26,422 thousand (approximately $7,285). These carry-forward tax losses have no expiration date.

6)	Michpal

As of December 31, 2023, one subsidiary of Michpal had carry-forward tax losses totaling approximately $547 which have no expiration date.

7)	As of December 31, 2023 Insync, Ofek and Shamrad did not have any carry forward tax losses.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2018.

2)	Matrix IT

Matrix IT and part of its Israeli subsidiaries have received final tax assessments through the year 2018 (or assessments that are deemed final).

3)	Magic Software

Magic Software and part of its Israeli subsidiaries have received final tax assessments through the year 2018.

4)	Sapiens

Sapiens and part of its Israeli subsidiaries have received final tax assessments through the year 2018 (or assessments that are deemed final).

5)	Zap Group

Zap Group and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2020.

6)	Other than those aforementioned subsidiaries, all other Formula’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2018.

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2023	2022
Deferred taxes assets	$46,856	$42,027
Deferred tax liabilities	(59,206)	(59,465)
	$(12,350)	$(17,438)

2)	Composition:

	December 31,
	2023	2022
Net operating losses carried forward	$13,744	$10,296
Intangibles, fixed asset and right-of-use assets	(36,021)	(39,307)
Lease liability	767	(166)
Differences in measurement basis (cash basis for tax purposes)	377	2,213
Other	8,783	9,526
	$(12,350)	$(17,438)

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

g.	Pre-tax income:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$126,360	$181,953	$137,213
Foreign	84,674	47,757	46,798

Total	$211,034	$256,710	$184,011

h.	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2023	2022	2021

Current taxes	$54,743	$75,407	$52,956
Deferred taxes	(8,668)	(20,172)	(10,342)

Total	$46,075	$55,235	$42,614

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2023	2022	2021

Income before income taxes, as per the statement of operations	$211,034	$256,710	$184,011

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	48,538	59,043	42,323

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	3,705	720	3,667
Effect of different tax rates	(874)	(1,273)	852
Release of trapped earnings (see Note 23(a)(2)	-	711	3,531
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(1,907)	(5,579)	(7,338)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	(2,070)	448	(84)
Undistributed earnings	(260)	(461)	-
Taxes in respect of prior years	558	890	891
Uncertain tax positions	(2,293)	3,065	401
Other	678	(2,329)	(1,629)

Taxes on income	$46,075	$55,235	$42,614

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- INCOME TAX (Cont.)

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2022	$10,540
Decrease in tax positions	(1,042)
Increase in tax positions	4,455
Statue limitation	(1,012)
Balance as of December 31, 2022	$12,941
Decrease in tax positions	(1,556)
Increase in tax positions	1,573
Statue limitation	(2,115)
Balance as of December 31, 2023	$10,843

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

The entire balance of unrecognized tax benefits, if recognized, would reduce the Group’s annual effective tax rate.

Note 24:- Supplementary Financial Statement Information

a.	Composition of non-controlling interest in material partially-owned subsidiaries:

	December 31,
	2023	2022
Matrix IT and its subsidiaries	$176,092	$155,886
Sapiens and its subsidiaries	341,124	316,319
Magic Software and its subsidiaries	162,395	151,253
Other	2,812	1,291
	$682,423	$625,049

b.(1) Revenue by products and services was as follows:

	Year ended December 31,
	2023	2022	2021

Proprietary software and related services	$693,426	$659,470	$632,986
Other products and third party	503,327	494,344	472,045
Services	1,424,150	1,418,543	1,299,345
	$2,620,903	$2,572,357	$2,404,376

b.(2) Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2023	2022	2021

Products and services transferred over time	$2,246,470	$2,251,416	$2,072,841
Products transferred at a point in time	374,433	320,941	331,535
	$2,620,903	$2,572,357	$2,404,376

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial Statement Information (Cont.)

c.	Selling, marketing, general and administrative expenses:

	Year ended December 31,
	2023	2022	2021
Wages and related expenses	$223,351	$214,118	$200,435
Depreciation and amortization	51,632	49,556	46,479
Subcontractors	11,271	11,701	10,746
Advertising	16,959	19,412	15,598
Maintenance and other expenses	23,162	23,169	16,727
Total Selling, marketing, general and administrative expenses	$326,375	$317,956	$289,985

d.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2023	2022	2021
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$775	$1,081	$3,539
Interest expenses on loans and borrowings	18,540	9,837	6,249
Financial costs related to Debentures	3,928	3,775	6,948
Interest expenses attributed to IFRS 16	7,195	4,822	4,873
Derivatives loss	2,991	1,193	-
Bank charges, negative foreign exchange differences and other financial expenses	8,705	6,508	8,385
	$42,134	$27,216	$29,994

	Year ended December 31,
	2023	2022	2021
Financial income:
Income from marketable securities and embedded derivative	$-	$-	$3,338
PPP loan forgiveness	-	1,465	-
Interest income from deposits, positive foreign exchange differences and other financial income	13,800	5,821	2,651
	13,800	7,286	5,989

Financial expenses, net	$28,334	$19,930	$24,005

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial Statement Information (Cont.)

e.	Geographical information:

1)	The Group’s property and equipment is located as follows:
	December 31,
	2023	2022

Israel	$44,145	$45,994
United States	4,369	3,563
Europe	1,102	1,834
Japan	144	153
Other	3,171	3,427

Total	$52,931	$54,971

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2023	2022	2021
Israel	$1,600,763	$1,571,035	$1,506,566
International:
United States	644,918	680,325	591,794
Europe	315,081	262,303	255,680
Africa	26,035	26,692	18,012
Japan	11,881	11,333	12,890
Other (mainly Asia pacific)	22,225	20,669	19,434
Total	$2,620,903	$2,572,357	$2,404,376

See Note 2(10) regarding the transaction prices allocated to performance.

f.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2023	2022	2021
Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$64,014	$81,393	$54,585
Diluted earnings per share – net income attributable to equity holders of the Company	$63,878	$80,794	$53,974
Denominator:
Basic earnings per share – weighted average shares outstanding	15,301	15,296	15,290
Effect of dilutive securities	197	207	114

Diluted earnings per share – adjusted weighted average shares outstanding	15,498	15,503	15,404

Basic net earnings per share	4.19	5.31	3.57

Diluted net earnings per share	4.12	5.21	3.50

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 25: - operating segments

a.	General:

The Group is engaged through eight directly held subsidiaries— Matrix IT; Sapiens; Magic Software; Michpal, Zap, Insync, Ofek and Shamrad; and one jointly controlled entity: TSG— in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

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

Information Technologies (IT) Software solutions and services, Consulting & Management in Israel:

The software solutions and services in Israel provided by Matrix IT consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. In 2023, activity in software solutions and value-added services in Israel accounted for approximately 55% of Matrix IT’s revenues and approximately 48% of its operating income.

Information Technologies (IT) Software solutions and services in the United States:

Matrix IT’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two line of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and fraud prevention, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S,. In 2023, the activity in the U.S. accounted for approximately 9% of Matrix IT’s revenues and approximately 19% of its operating income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 25: - operating segments (Cont.)

Training and integration:

Matrix IT’s activities in this segment consist of operating a network of high-tech training and instruction centers which provide application courses, professional training courses and advanced professional studies in the high-tech industry, courses of soft skills and management training and provision of training and implementation of computer systems. Matrix IT also outsources IT services based on graduates of its courses. In 2023, activity in training and integration accounted for approximately 3% of Matrix IT’s revenues and for approximately 3% of its operating income.

Computer and cloud infrastructure and integration solutions:

Matrix IT’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone). In 2023, activity in computer and cloud infrastructure and integration solutions accounted for approximately 27% of Matrix IT’s revenues and for approximately 21% of its operating income.

Software product marketing and support:

Matrix IT’s activities in this segment include marketing, distributing and support for various software products, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2023, activity in software product marketing and support accounted for approximately 6% of Matrix IT’s revenues and approximately 9% of its operating income.

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

Note 25: - operating segments (Cont.)

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

Note 25: - operating segments (Cont.)

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. Together with its subsidiaries Unique Software Industries Ltd, a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, and Effective Solutions Ltd Michapl also provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring a payroll, labor, pensions, social security and employee income tax matters. As of December 31, 2023, Michpal serves approximately 8,000 customers, most of which are long-term customers.

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

Note 25: - operating segments (Cont.)

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

NOTE 25: - OPERATING SEGMENTS (Cont.)

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

Note 25: - operating segments (Cont.)

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

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2023	2022
Matrix IT and its subsidiaries	$285,596	$288,235
Sapiens and its subsidiaries	401,699	397,613
Magic Software and its subsidiaries	166,065	158,699
Michpal and its subsidiaries	44,108	40,603
ZAP and its subsidiaries	32,186	33,081
Other consolidated subsidiaries	6,927	7,930
	$936,581	$926,161

c)	Reporting on operating segments:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25: - OPERATING SEGMENTS (Cont.)

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2023:
Revenues from external customers	$1,416,283	$514,584	$531,415	$36,912	$45,286	$156,662	$(80,239)	$2,620,903
Inter-segment revenues	3,579	-	3,637	-	-	525	(7,741)	-
Total revenues	$1,419,862	$514,584	$535,052	$36,912	$45,286	$157,187	$(87,980)	$2,620,903
Depreciation and amortization	$55,230	$30,147	$20,553	$4,801	$8,090	$7,950	(5,582)	121,189
Segment operating income	$106,831	$80,070	$57,108	$6,366	$(3,126)	$9,492	$(6,896)	$249,845
Unallocated corporate expenses								(10,477)
Total operating income								$239,368
Financial expenses, net								(28,334)
Group’s share of profits of companies accounted for at equity, net								773
Taxes on income								(46,075)
Net income								$165,732

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2022:
Revenues from external customers	$1,388,508	$474,736	$561,682	$37,714	$49,893	$133,526	$(73,702)	$2,572,357
Inter-segment revenues	4,310	-	5,110	309	-	360	(10,089)	-
Total revenues	$1,392,818	$474,736	$566,792	$38,023	$49,893	$133,886	$(83,791)	$2,572,357
Depreciation and amortization	$48,288	$33,050	$19,804	$4,770	$7,976	$6,214	(4,794)	115,308
Segment operating income	$149,298	$66,164	$61,762	$8,117	$(1,042)	$8,311	$(5,345)	$287,265
Unallocated corporate expenses								(10,625)
Total operating income								$276,640
Financial expenses, net								(19,930)
Group’s share of profits of companies accounted for at equity, net								(1,808)
Taxes on income								(55,235)
Net income								$199,667

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25: - OPERATING SEGMENTS (Cont.)

	Matrix IT	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2021:
Revenues from external customers	$1,344,088	$461,035	$477,643	$32,087	$51,640	$127,641	$(89,758)	$2,404,376
Inter-segment revenues	6,529	-	2,682	-	-	-	(9,211)	-
Total revenues	$1,350,617	$461,035	$480,325	$32,087	$51,640	$127,641	$(98,969)	$2,404,376
Depreciation and amortization	$45,736	$45,732	$19,837	$4,023	$7,486	$3,776	$(4,406)	$122,184
Segment operating income	$102,054	$44,210	$59,785	$6,838	$5,962	$3,841	$(3,519)	$219,171
Unallocated corporate expenses								(11,155)
Total operating income								$208,016
Financial expenses, net								(24,005)
Group’s share of profits of companies accounted for at equity, net								505
Taxes on income								(42,614)
Net income								$141,902

NOTE 26: - SUBSEQUENT EVENTS

a)	In March 2024, Formula declared a cash dividend of approximately NIS 35.3 million (approximately $10.0 million) or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on April 4, 2024 that was paid on April 18, 2024.

b)	On April 4, 2024, Magic Software acquired Theoris, Inc. (“Theoris”), a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $12,500, of which $10,000 was paid upon closing and the remaining $2,500 was payable in two equal installments following the first- and second-year anniversaries.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) December 31, 2022 and December 31, 2023, and the related statements of profit or loss, comprehensive income, changes in equity, and cash flows and for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 13, 2024 expressed an unqualified opinion thereon.

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

Tokyo, Japan

May 13, 2024	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE JAPAN K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K. K.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, based on our audit, Magic Software Japan K. K. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes, and our report dated May 13, 2024 expressed an unqualified opinion thereon based on our audit.

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

Our audit included obtaining and understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Tokyo, Japan

May 13, 2024	/s/ KDA Audit Corporation
KDA Audit Corporation