Form 20-F
period 2024-12-31
FORMULA SYSTEMS (1985) LTD
filed 2025-05-15
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

(Address of Principal Executive Offices)

Asaf Berenstin; Tel: +972 3 5389305, Fax: +972 3 5389300, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

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

As of December 31, 2024, the registrant had 15,332,667 outstanding ordinary shares, NIS 1 par value, of which 121,755 were represented by American Depositary Shares.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	the global macroeconomic environment, including headwinds caused by lingering inflationary conditions and relatively high interest rates, which could adversely impact the budgets of our customers and potential customers for capital expenditures, and consequently, our revenues, profitability, and cash flows;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment;

●	risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, geopolitical developments, tariffs and other barriers to cross-border sales, and fluctuations in currency exchange rates, which could adversely affect our results of operations; and

●	risks related to our and our subsidiaries’ principal location in Israel.

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

Summary of Risks Related to Our Business, Our Industry and Our Financial Condition

●	The implementation of our M&A growth strategy involves significant risks, and the failure to integrate acquired companies successfully may adversely affect our future results.

●	If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

●	Our product development and sales cycles are often lengthy, and we may incur significant expenses before we generate revenues, if any, from our solutions.

●	Macroeconomic conditions reflecting lingering inflation, relatively high interest rates and increased tariffs may adversely impact the budgets of our customers and potential customers for capital expenditures, and, therefore, exert downward pressure on our revenues, financial position, and cash flows.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic—could harm our business.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	If we fail to successfully plan and manage changes in the size of our operations in response to changes in demand for our products and services, our business will suffer.

●	If our relationships with our existing customers, including largest customers, are impaired, our revenue could be negatively affected.

●	We are in part dependent on a limited number of core product families.

●	Our business sometimes involves long-term, large, complex implementation projects across the globe, which are accompanied by various risks.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	Errors or defects in our software solutions could inevitably arise.

●	Incorrect or improper use of our products could result in customer dissatisfaction.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

●	There may be consolidation in the insurance or other markets in which we operate, which could reduce the use of our products and services.

●	Our and our investees’ credit facility agreements and debentures are subject to a number of restrictive covenants.

●	Our use of AI in our business subjects us to accompanying risks.

Summary of Risks Related to Intellectual Property

●	Third parties may assert that we have infringed their intellectual property rights.

●	Our intellectual property rights and our source code may be insufficiently protected.

●	The loss of third-party technology and intellectual property could limit the functionality of our products.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require our release of source code.

Risks Relating to Our International Operations

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our business.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Summary of Risks Related to an Investment in Our Traded Securities and to Our Consolidated Holdings

●	There is limited trading volume for our ADSs and ordinary shares, which reduces liquidity and increases volatility.

●	Our securities are traded on more than one market, which may result in price variations.

●	Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Risks Related to Operations in Israel and Other Specific Geographic Locations

●	The ongoing war and hostilities between Israel and terrorist groups Hamas in Gaza, and Hezbollah in Lebanon, and, intermittently, the Houthis in Yemen and the Iranian regime— may adversely affect our operations.

●	A reduction of government spending in Israel on IT services, from which some of our revenues are derived, may reduce our revenues and profitability.

●	Tax benefits available to certain of our Israeli subsidiaries and our Israeli affiliate require us to continue to meet various conditions and may be terminated or reduced in the future.

●	Israeli government grants to Sapiens, one of our subsidiaries, restrict its activities in certain manners and require it to satisfy specified conditions.

●	As we continue to expand our business in emerging markets, such as India, we face increasing challenges.

v

CERTAIN TERMS AND CONVENTIONS

Unless the context requires otherwise, all references in this annual report to:

●	“Formula” refer to Formula Systems (1985) Ltd. alone;

●	“we,” “our,” “ours,” “our company,” “our Group” and “us” refer to Formula, together with its subsidiaries and its affiliate company, unless otherwise indicated.

Our operations are currently conducted through our subsidiaries—

●	“Matrix”, which refers to Matrix IT Ltd. and its subsidiaries;

●	“Sapiens”, which refers to Sapiens International Corporation N.V. and its subsidiaries;

●	“Magic Software”, which refers to Magic Software Enterprises Ltd. and its subsidiaries;

●	“Michpal”, which refers to Michpal Technologies Ltd. (Formerly Michpal Micro Computers (1983) Ltd.) and its subsidiaries;

●	“InSync”, which refers to InSync Staffing Solutions, Inc. and its subsidiaries;

●	“Ofek Aerial Photography”, which refers to Ofek Aerial Photography Ltd.;

●	“Zap Group”, which refers to Zap Group Ltd. and its subsidiaries;

●	“Shamrad”, which refers to Shamrad Electronics (1977) Ltd. (which we acquired in October 2022); and

●	“Hashahar Telecom”, which refers to Hashahar Telecom and Electricity Ltd. (which we acquired in October 2024);

and our affiliate company—

●	“TSG Systems,” which refers to TSG Advanced IT Systems, Ltd., in which we hold a 42.71% share interest.

●	“Companies Law” refer to the Israeli Companies Law, 5759-1999.
●	“dollars” or “$” are to U.S. dollars;

●	“GBP” are to British Pounds;

●	“NIS” are to New Israeli Shekels;

●	“ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1 per share, of our company;

●	“ordinary shares” refer to our ordinary share, par value NIS 1 per share, and include ordinary shares that are represented by ADSs;

●	“Nasdaq” refer to the Nasdaq Stock Market, on which the ADSs are listed for trading;

●	“TASE” refer to the Tel Aviv Stock Exchange, on which the ordinary shares are listed for trading;

●	“SEC” refer to the U.S. Securities and Exchange Commission;

●	“Israeli CPI” refer to the Israeli consumer price index;

●	“IFRS” refer to International Financial Reporting Standards, as issued by the IASB; and

●	“IASB” refer to the International Accounting Standards Board.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with IFRS.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we have filed any of these documents as an exhibit to this annual report or to any previous filing with the SEC, you may read the document itself for a complete recitation of its terms.

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

Over the past decade and even since the start of the last fiscal year alone, we have made, and continue to make, a significant number of important acquisitions. In April 2025, our subsidiary Sapiens announced that it had entered into definitive agreements to acquire AdvantageGo, a leading provider of commercial insurance software solutions specializing in underwriting workbench capabilities for both the London market and global commercial markets, in a cash transaction, based on an enterprise value of GBP 43.0 million (approximately $55.9 million) that is expected to close during the second quarter of 2025. Sapiens also announced in April 2025 its prospective acquisition (expected to be completed during the second quarter of 2025), for $22.0 million of cash, of Candela Labs, a leading intelligent automation company servicing blue-chip, APAC-based insurance clients. In the first quarter of 2024, Sapiens acquired the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders. In April 2025, our subsidiary Magic Software completed a transaction to acquire additional ordinary shares of its subsidiary CommIT Technology Solutions Ltd. for approximately $13.8 million, increasing its holdings (on a fully diluted basis) from 68.15% to approximately 79.32%. In April 2024, Magic Software completed the acquisition of all issued and outstanding share capital of Theoris Group Inc. a U.S.-based provider of information technology and engineering consulting services, specializing in strategic data management, analytics, application development, cloud solutions, and the recruitment of technical personnel, for $13.1 million (including deferred payments). In October 2024, Magic Software completed the acquisition of Executive Life Ltd., a U.S.-based executive recruitment firm specializing in talent acquisition services, for $1.5 million (including a deferred payment). In July 2024, Magic Software acquired a nursing care platform operation for $1.6 million. In February 2025, our subsidiary Matrix completed the acquisition of 70% of the outstanding share capital of Gav Systems Ltd. and Gav Expert Ltd., providers of outsourcing services, primarily in the form of computing and software personnel, for total consideration of approximately NIS 45.5 million (approximately $12.5 million). In November 2024, Matrix completed the purchase of 51% of the outstanding share capital of Alacer Matrix LLC (former: Alacer Group), which specializes in advisory services and the provision of experts in the field of governance, regulation and compliance within the U.S. financial market, for approximately $1.95 million in cash, and additional contingent consideration. In December 2024, Matrix acquired Moshe Ort Holdings Ltd. (Ortec) for approximately NIS 19.5 million (approximately $5.4 million) in cash, together with additional contingent consideration. In March 2025, our subsidiary Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd for total consideration of NIS 28.2 million (approximately $7.7 million). In February 2024, Michpal acquired the remaining outstanding shares of Liram Finance Software Ltd from its minority shareholder for approximately NIS 5.25 million (approximately $1.45 million). In January 2024, Michpal acquired 70% of the outstanding share capital of Heshev Information Systems (2012) Ltd., which develops and markets a cloud-native technology platform for managing financial and business operations, for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers, for total consideration of approximately $1.3 million in cash. In July 2024, Michpal acquired 60% of the outstanding share capital of Meida Computers Software Solutions (G.D) Ltd., the developer and marketer of advanced solutions for recruitment and human resources management processes, for total consideration of approximately $12.49 million and additional contingent consideration. In October 2024, Michpal acquired 60% of the outstanding share capital of Y-IT Ltd., an Israeli based company that develops and markets a technology platform for managing and optimizing transportation operations and vehicle fleets in the Israeli transportation industry, for total consideration of approximately $22.2 million and additional contingent consideration. In December 2024, Michpal acquired 70% of the outstanding share capital of Paperless Ltd., the developer of the cloud-based Paperless platform for digital and online paperless accounting management for finance professionals, accountants, and tax advisors, for total consideration of approximately $2.3 million and additional contingent consideration. Furthermore, our Matrix and Magic Software subsidiaries are currently party to a Memorandum of Understanding (MOU) for a potential merger between the companies (described further below in this annual report).

All such past or prospective acquisitions or business combinations are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions and services to our offerings— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

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

The benefits we expect to realize from our acquisitions or business combinations are, necessarily, based on projections and assumptions about the combined businesses of our Group, and assume, among other things, the successful integration of the acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

Our recent success has been based in part on our ability to design software solutions that enable our customers to facilitate, improve and automate traditional processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, low-code/no-code, API layer, advanced analytics and cloud computing. We spend substantial amounts of time and money researching and developing new technologies and enhanced versions of existing features to meet our customers’ and potential customers’ rapidly evolving needs. There is no assurance that our enhancements to our solutions or our new solutions’ features, capabilities, or offerings, will be compelling to our customers or gain market acceptance. If our research and development investments do not accurately anticipate customer demand or if we fail to develop our solutions in a manner that satisfies customer preferences in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our solutions.

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

The typical sales cycle for certain of our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of people in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts sometimes involve educating our customers, industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of those solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors, and can result in a lengthy sales cycle. Our sales cycle for certain new customers is sometimes one to two years and can extend even longer in some cases. We often spend substantial time, effort and money on our sales efforts without any assurance that such efforts will produce any sales.

Macro-economic factors, including lingering inflation, relatively high interest rates, fluctuations in currency exchange rates and increased tariffs may adversely impact our revenues, profitability and cash flows.

Our business depends on various elements, including the economic health of our current and prospective clients, worldwide economic conditions, and with respect to Sapiens, the overall demand within the global insurance technology sector. Sapiens markets and sells its insurance software solutions and services primarily in the European and North American regions, as well as, to a smaller extent, in various parts of the rest of the world. Certain unfavorable economic factors, including inflation, which was high in recent years, have adversely affected the capital budgets of our customers and potential customers (and in particular, the budgets of the customers and potential customers of our subsidiary Sapiens), who have had less money to invest in transformation products, which include replacing their current systems with Sapiens solutions. Higher interest rates, implemented by central banks to curb inflation, have worsened credit/financing conditions for our customers and potential customers and adversely impacted their ability to purchase our products. While inflation has decreased from its peak periods, as have interest rates, to the extent those economic indicators remain relatively high, that could adversely affect our results of operations. These factors have in the recent past, and going forward could also, delay or lengthen sales cycles, and inhibit international expansion of our subsidiaries and/or affiliates, and may also lead to longer collection cycles for payments due from customers and result in an increase in customer bad debt. In addition, fluctuations in the relative value of currencies may again adversely impact our (and in particular, our subsidiary Sapiens’) financial results, as occurred in 2022, when European currencies weakened significantly in comparison to the U.S. dollar. In addition, the weakening of New Israeli Shekel in comparison to the U.S. dollar adversely impacted, in a material manner, the revenues and results of operations of our Israeli based operations, as measured in U.S. dollars in 2023 compared to 2022 and may adversely impact them once again in the future. In 2022 and 2023 Sapiens and Magic Software, respectively, experienced slower growth rates in revenues, profitability and cash flows as a result of those headwinds. Please see “Risks Relating to our International Operations— Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business” for a discussion of the headwinds created by currency exchange rates.

In addition to exerting the foregoing impact, macro-economic factors may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts and our ability to enter into new markets and to acquire new customers may be impeded, in part due to the lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict how long those trends will continue, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

In addition, there is current concern regarding the potential impact that increased and reciprocal tariffs imposed by the United States and other countries may have on the economic environment in which our clients operate, which could adversely affect our sales of services and solutions in various countries and regions.

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

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity over the last few years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition — for all fields and professions, and for all levels of management — accompanied this strong competition, and High-Tech companies such as ours that are based in Israel and these other jurisdictions have recently faced a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

While the foregoing trend has significantly moderated over the last couple of years, if, going forward we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel in our research and development and customer support efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the High-Tech market in which we operate has experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

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

The market for software solutions and related services, in which we compete, is highly competitive and continuously evolving.

Our competitors include, with respect to Magic Software and Matrix:

●	multinational IT service providers, including the services arms of global technology providers;

●	offshore IT service providers in lower-cost locations such as India and Eastern Europe;

●	accounting firms and consultancies that provide consulting and other IT services and solutions;

●	solution or service providers that compete with us in a specific geographic market, industry or service area, including advertising agencies, engineering services providers and technology start-ups and other companies that can scale rapidly to focus on or disrupt certain markets and provide new or alternative products, services or delivery models; and

●	in-house IT departments that use their own resources, rather than engage an outside firm.

With respect to Sapiens’ insurance software solutions and services and Michpal’s payroll and human resources software solutions and services, our competitors generally consist of:

●	global software providers with their own IP;

●	local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance, payroll and human capital industries;

●	particularly with respect to Sapiens, BPO providers (as described below in this risk factor) who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose);

●	internal IT departments, who often prefer to develop solutions in-house; and

●	new insurtech companies with niche solutions.

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

To compete in the rapidly changing environment, and win the competition for end-customers, we also need to offer coherent digital and data propositions, allowing our insurance provider customers to better interact with their own customers in a digital and omni-channel manner. If we fail to adapt and accelerate the development of our digital and data offerings, that may adversely impact our ability to compete in some of our target markets. Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

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

This movement towards cloud-based solutions is occurring in the insurance and financial services sectors in which our subsidiary Sapiens operates, and also in other sectors in which our other subsidiaries operate. The rising trend of Matrix’s and Magic Software’s customers to switch to cloud-based solutions, is, on the one hand, a business opportunity for us to expand our cloud-based offerings, yet, on the other hand, also carries with it the risk of those customers consuming less of the other services provided by us. For example, in the marketing and software support solutions sector, Matrix and Magic Software have many opportunities for marketing new software solutions products and related services which are cloud-based. Yet, in many cases these will be an alternative to our traditional software solutions products, which are also being promoted by Matrix and Magic Software. As long as the decrease in demand for Matrix’s and Magic Software’s services, due to customers switching to cloud based solutions, is greater than the increase in demand for Matrix’s and Magic Software’s cloud-based solutions, the business results of Matrix and Magic Software may be harmed.

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

We depend to an extent on repeat product and service revenues from our base of existing customers. For example, five of Sapiens’ largest customers accounted for, in the aggregate, 13.2% and 12.9% of its revenues in the years ended December 31, 2024 and 2023, respectively. Two of Magic Software’s largest clients accounted together for 13.2% and 16.8% of its revenues in the years ended December 31, 2024 and 2023, respectively, and five of Magic Software’s largest clients accounted for 23.0% and 22.9% of its revenues in the years ended December 31, 2024 and 2023, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have an adverse effect on our business, results of operations and financial condition. For example, in 2023, one of Magic Software’s largest revenue generating clients, without advance notice, and due to reasons unrelated to Magic Software’s services, suspended significant parts of its active time and material-based projects with Magic Software.

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

We (through our Magic Software and Michpal subsidiaries) derive a portion of our revenues and profits from sales of application and integration platforms and vertical software solutions and from related professional services, software maintenance and technical support. Our future growth depends in substantial part on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and related services would adversely affect our business, results of operations and financial condition.

Our future success depends in part on the continued acceptance of our application platforms and integration products and our vertical packaged software solutions. The continued acceptance of our platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

This is particularly the case for fixed-price contracts, where our delivery requirements sometimes span more than one year. For a highly complex, fixed-price project that requires customization, we may not be able to accurately estimate our actual costs of completing the project. We are sometimes dependent on the assistance of third parties (such as our customers’ vendors or IT employees, or our system integrator partners) in implementing such projects, which may not be provided in a timely manner. If our actual cost-to-completion of a project significantly exceeds the estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have an adverse effect on our results of operations, financial position and cash flow.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, scope, budget and costs associated with the implementation of their project. Due to the complexities described above, we may not meet those upfront estimates and/or the expectations of our customers, for various reasons, which may be attributed to either us or the customers. This could lead to a potential dispute with a client. In 2024 and 2023, certain customers of Sapiens terminated projects with it at the stage of implementation, resulting in the loss of potential future revenues from those customers. We expect that we may have similar cancellations by our customers in the future, during the implementation phase. These terminations, if coupled with disputes with significant customers in the future, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographic footprint and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. In the past five years we have made numerous acquisitions.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products, technologies and professional services, to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

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

We may be liable to our clients for damages caused by a violation of their confidential information, including their intellectual property rights and their personally identifiable information, whether due to our system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages. This risk is particularly heightened as certain of our subsidiaries are transitioning towards cloud-based solutions.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Certain of our cloud-based solutions and services utilized by our clients furthermore collect and store such sensitive client information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

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

In addition, while we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through the use of our cloud-based services, our security measures may be breached. If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold, and we will have to internalize those losses, damages and liabilities not covered by our insurance.

Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, storage, transmission and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance may expose entities such as our company to significant fines or other regulatory claims. In the United States, our operations in various states, such as New York and California, are now subject to expanded privacy regulations. In California, we are subject to the California Consumer Privacy Act, a statute that went into effect on January 1, 2020 (as amended by the California Privacy Rights Act, or the CCPA, which entered into substantial effect on January 1, 2023). The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We may be further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas, Florida, Montana and Connecticut, have enacted similar - but not identical - laws, which either are or will go into effect in 2023 and beyond. More generally, some observers have noted that these state laws could represent a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

In Israel, where we and most of our subsidiaries have corporate headquarters and significant operations, we are subject to the Israeli Privacy Protection Law, 1981, or PPL, and its regulations, including but not limited the Israeli Privacy Protection Regulations (Data Security) 2017, referred to as the Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority, or PPA, which impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured. As a result, material changes to the PPL or Security Regulations may require us to adjust our data protection and data security practices. In particular, material amendments to the PPL, which we refer to collectively as Amendment 13, were approved by the Israeli Parliament in August 2024 and will come into effect on August 14, 2025. Among other things, Amendment 13 expands the authority of the PPA to investigate incidents where there is concern of privacy violation and to impose monetary sanctions which are considerably higher than those currently available under the PPL and its regulations. In addition, Amendment 13 introduce additional obligations that will apply to parties that process personal data and therefore may require us to modify our data practices, and policies, require to appoint a mandatory position and incur substantial costs and expenses in order to adjust our privacy and data protection practices in Israel. Moreover, on January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) entered into effect also with respect to personal data pertaining to Israeli individuals, and as a result may require us to adjust our practices, especially those related to data subjects’ rights.

Failure to comply with the PPL, its regulations, and guidelines issued by the PPA may expose us to administrative fines, civil claims (including class actions), and in certain cases criminal liability. The PPA may initiate administrative inspection proceedings, from time to time. In addition, to the extent that any administrative inspection procedure initiated by the PPA would reveal certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs. Upon Amendment 13 entering effect in August 2025, the sanctions for non-compliance with the requirements of the PPL and its regulations (including the Security Regulations and the EU Regulations) will be significantly increased, and, in certain cases, may reach substantial amounts in the millions of NIS.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage internally. Both data that has been input into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. From time to time, we experience cyber-attacks and other security incidents of varying degrees, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. In response to past incidents, we and our subsidiaries have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We also have in place disclosure controls that require the reporting of a cyber attack internally, which help to ensure that our senior management team has relevant information concerning such an attack in a timely manner upon its discovery. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

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

We have put an emphasis on the development and use of AI in our business, which is accompanied by certain risks.

We use artificial intelligence, or AI, Generative AI, machine learning, and automated decision-making technologies (collectively referred to as AI Technologies) throughout our businesses, and are making significant investments in this area. We use AI Technologies to enhance our products and services and to add additional capabilities to our products. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if any of the following problems develops with the models underlying our AI Technologies, the performance of our products, services and business, as well as our reputation and potentially the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, or civil claims:

●	the models are incorrectly designed or implemented, or are trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures;

●	the models are used without sufficient oversight and governance to ensure their responsible use, and/or

●	the models are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues.

We use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider. Any of the foregoing could have a material adverse impact on our results of operations.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance of products and services that incorporate AI Technology is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Maintaining the security of the software solutions and related services that we offer is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate our customers’ end points, information systems and network security measures. Our increased reliance on cloud-based solutions and services for our customers’ information furthermore heightens the potential exposure of that information. Cyber threats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Unauthorized parties have, in the past, infiltrated Sapiens’ internal IT systems, gaining access to certain proprietary information. If they were to similarly breach the security related to, and misuse, software solutions that we offer, they might access the authentication, payment and personal information of our customers. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups such as nation-state and state-sponsored attackers, which can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack the solutions and services that we offer. Software and operating system applications that we develop have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the software or impair a customer’s ability to operate or use our solutions. The costs to prevent, eliminate, mitigate, or alleviate cyber- or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

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

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our subsidiaries’ or our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access to our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our subsidiaries’ or our reputation or lead to claims against our subsidiaries (and have in the past led to such claims) or us, and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

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

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, the diversion of our subsidiaries’ key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position.

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

Magic Software’s and Matrix’s customers and, more particularly and to a much larger extent, Sapiens’ customers include insurance carriers that have experienced, and will likely experience in the future, catastrophic losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires, or the spread of pandemics of disease, such as the coronavirus. Moreover, acts of terrorism or war could cause disruptions in Sapiens’ or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts Sapiens’ or our current or potential customers, they or we may be prevented from maintaining and expanding their or our customer base and from increasing their or our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

The increasing amount of identifiable intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly over the last five years, from approximately $889.5 million as of December 31, 2019 to $1,192.2 million as of December 31, 2024, because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Decreases in the capital markets may adversely impact the industries in which we operate, thereby preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers, and, in particular, Sapiens’, Matrix’s and Michpal’s customers, include life insurance carriers and other financial industry participants that have invested some of their funds in the capital markets. Those carriers may experience major losses in those capital market investments that may cause disruptions to their businesses or to the economy as a whole. Any such major disruption may cause those existing or potential new customers to postpone purchases of new products or professional service engagements, or discontinue existing projects, which, in turn, may prevent us from increasing our revenues, or from maintaining or expanding or our customer base.

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

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series C Secured Debentures and Series D Secured Debentures, Matrix’s Series B Debentures and Sapiens’ non-convertible unsecured Series B Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we and our subsidiaries have entered into with the trustees for the holders of each of our debentures also require us and our subsidiaries to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, Formula’s Series C Secured Debentures and Series D Secured Debentures are secured by certain of the shares of Formula’s publicly held subsidiaries— Matrix and Sapiens. A breach of the restrictive covenants could result in the acceleration of our obligations to repay Formula’s or its subsidiaries’ debt.

We may not realize all of the anticipated benefits of the proposed merger between Magic Software and Matrix, or such benefits may take longer than expected to be realized.

On March 11, 2025, our subsidiary Magic Software entered into a non-binding Memorandum of Understanding, or the MOU, with our subsidiary Matrix, under which the parties agreed to negotiate a definitive agreement for a merger pursuant to which Matrix will acquire the entire share capital of Magic Software on a fully diluted basis, by way of a reverse triangular merger. Upon completion of the proposed merger, Magic Software will become a private company wholly owned by Matrix. The consideration to be paid to Magic Software's shareholders will be in the form of Matrix’s ordinary shares, based on an exchange ratio derived from the relative valuations of the two companies. If the merger is completed, neither Magic Software’s nor Matrix’s ordinary shares are expected to trade on the Nasdaq market (although Matrix’s ordinary shares will continue to trade on the TASE). See “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions— Proposed Merger Between Subsidiaries” for more information regarding the proposed merger.

The companies’ ability to realize the anticipated benefits of the merger will depend, to a large extent, on their ability to integrate the businesses of Matrix and Magic Software. The combination of those two companies would be a complex, costly and time-consuming process. The companies would be required to devote significant management attention and resources to integrating their business practices and operations, which until now have been entirely independent of one another. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, would preclude realization of the full expected benefits. The companies’ failure to meet the challenges involved in successfully integrating their operations or otherwise realizing the anticipated benefits of the merger could cause an interruption of, or a loss of momentum in, their activities and could seriously harm the companies’ (and Formula’s) results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customers relationships, and diversion of management’s attention, and may cause the share price of the respective companies (and Formula) to decline. The difficulties of combining the operations of the companies include, among others:

●	Managing a significantly larger organization and adapting the companies’ structures accordingly;

●	Maintaining employee morale and retaining key management and other employees;

●	Integrating two business cultures, which may prove to be incompatible;

●	The possibility of faulty assumptions underlying expectations regarding the integration process;

●	Retaining existing customers and successfully onboarding new ones;

●	Consolidating corporate and administrative infrastructures and eliminating duplicative operations;

●	The diversion of management’s attention from ongoing business concerns and, as a result, performance shortfalls at one or both of the companies;

●	Unanticipated issues in integrating information technology, communications and other systems;

●	Managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

●	Managing unanticipated expenses, regulatory hurdles, or timing delays.

Many of these factors will be beyond the control of the companies and any such factor could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact their and our business, financial condition and results of operations. In addition, even if the operations of Matrix and Magic Software are integrated successfully, those companies and Formula, as the controlling shareholder of each, may not realize the full benefits of the merger, including the synergies, cost savings or growth opportunities that all parties expect. Those benefits may not be achieved within the anticipated time frame, or at all.

Completion of the merger itself is furthermore subject to the approval of various governmental entities, which may delay that completion, and any requirements or conditions imposed by those governmental entities may diminish the benefits of the merger to the parties and to us. Completion of the merger would also require the approval of special meetings of both companies’ shareholders, and if the applicable majorities (including a special majority of each company’s minority shareholders, as required under Israeli law) do not vote in favor of the merger, it may not become effective. If the merger is not completed for any reason, the parties (including Formula) may be subject to a number of risks, including negative perceptions by Nasdaq and/or TASE (as applicable) regarding the companies, resulting in a decline in the market price of the companies’ shares, and to the required payment of certain costs relating to the merger, including advisory, legal and accounting fees and expenses, without the accompanying expected benefits of the merger.

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

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property, could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be costly to resolve and divert the time and attention of our management and technical personnel.

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

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. The release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition. A few of our customers have the right to use the source code of some of our products based on the license agreements signed with such clients (mostly with respect to older versions of our solutions), although such use is limited for specific matters and cases, these clients are exposed to some of our trade secrets and other proprietary and confidential information which could harm us.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, open-source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open-source software continue to be licensed under open-source licenses. These open-source licenses typically mandate that proprietary software, when combined in specific ways with open-source software, become subject to the open-source license. If we combine our proprietary software with open-source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open-source software in ways that would require our proprietary software to be subject to an open-source license. However, few courts have interpreted open-source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

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

In some territories, like in Israel, India, and Poland, in some of our operations, our cost of operations in local currency is and may continue to be in the future higher than the revenues derived from such operations. In other territories, such as in the United Kingdom and Europe, in some of our operations, revenues are higher and may continue to be higher in the future than our cost of operations in local currency. Because exchange rates between the NIS, GBP, Euro, Indian Rupee, or INR, and the Polish Zloty, or PLN, against the US dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations could negatively affect our revenue and profitability. In 2024, the GBP and Euro appreciated relative to the U.S. dollar by 2.75% and 0.06% (based on the average exchange rates over the course of 2024 as compared to 2023), respectively, thereby increasing the U.S. dollar value of the revenues that we generated in those other currencies. A similar movement in currency exchange rates occurred in 2023, when the GBP and Euro appreciated relative to the U.S. dollar by 1% and 3% (based on the average exchange rates over the course of 2023 as compared to 2022), respectively. However, in 2022, those European currencies depreciated relative to the U.S. dollar by 14% and 13%, respectively, which had an adverse impact on our dollar-denominated revenues and results of operations. In 2024, the NIS depreciated relative to the U.S. dollar by 0.25% (based on the average exchange rates over the course of 2024 as compared to 2023), thereby slightly decreasing the U.S. dollar value of our Israeli revenues. A much more significant movement in the NIS-U.S. dollar exchange rate occurred in 2023, however, when the NIS depreciated relative to the U.S. dollar by 9.7% (based on the average exchange rates over the course of 2023 as compared to 2022), thereby decreasing the U.S. dollar value of our revenues and having a negative impact on our revenues and on our results of operations. Any renewal of that NIS-U.S. dollar exchange rate trend from 2023 in future periods would have a similar adverse impact.

For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects— Overview— Our Functional and Reporting Currency.”

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2024 and 2023, approximately 37% and 39%, respectively, of our revenues were derived from outside of Israel. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

●	Increased exposure to fluctuations in foreign currency exchange rates.

●	Increased exposure to global macroeconomic uncertainty caused by new and reciprocal tariffs being imposed by the United States and other countries, inflation and relatively high interest rates.

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning.

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations.

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable.

●	The need to localize our products and licensing programs for international customers.

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements.

●	The burden of complying with a wide variety of foreign laws and legal standards.

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries.

●	Import and export license requirements, customs, taxes and other trade barriers.

●	Increased financial accounting and reporting burdens and complexities.

●	Weaker protection of intellectual property rights in some countries.

●	Multiple and possibly overlapping tax regimes.

●	Political, social and economic instability abroad, terrorist attacks and general security concerns.

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

We have a history of quarterly fluctuations in our results of operations, which make it difficult for investors to make reliable period-to-period comparisons, may also contribute to volatility in the market price of our ordinary shares and American Depositary Shares.

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

Our securities are traded on more than one market, and this may result in price variations.

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

Asseco Poland S.A., or Asseco, our largest shareholder, owned as of May 1, 2025 approximately 25.82% of our outstanding share capital and therefore has effective voting power over in excess of one-quarter of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

We are subject to a range of requirements relating to internal controls over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our investees enterprise resource planning (ERP) systems at additional sites, may encounter unexpected difficulties. These inherent limitations include the fact that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares and ADSs.

Further to that risk, as part of its assessment of the adequacy of internal controls over financial reporting for the year ended December 31, 2024, the management of one of our subsidiaries, Magic Software, identified a material weakness in its internal control over financial reporting. Magic Software’s management team noted that, as of December 31, 2024, documentation supporting the execution of certain internal controls within Magic Software’s revenue cycle relating to staffing professional services provided by its U.S.-based entities was not comprehensively retained. This primarily pertains to business process controls and procedures intended to support the completeness and accuracy of Information Produced by the Entity (IPE). As a result, Magic Software’s management was limited in its ability to fully evidence the performance of those controls as part of its assessment of the effectiveness of internal control over financial reporting (ICFR). Those inadequacies led to the conclusion that Magic Software’s disclosure controls and procedures were not effective, and that there was a material weakness in Magic Software’s internal control over financial reporting, as of December 31, 2024. In light of that conclusion, Magic Software’s management has expressed its commitment to the continued remediation process of the foregoing material weakness, as well as the continued improvement of Magic Software’s internal control over financial reporting. The subject inadequacies did not rise to a sufficiently material level to cause our consolidated internal controls over financial reporting to be deemed deficient, given Magic Software’s size relative to that of the consolidated Group. Nevertheless, if management of Magic Software or any of our other subsidiaries or investees were to discover additional deficiencies in internal controls that would rise, individually or in the aggregate, above the threshold of materiality for our consolidated Group, that could cause (i) a loss in the reliability of, or (ii) the potential required restatement of, our financial statements, or (iii) investigation or sanctions by regulatory authorities, among other potential adverse consequences, and could cause a decrease in the trading price of our ordinary shares and ADSs.

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

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus- based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, and results of operations, and could increase our administrative efforts.

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

Risks Related to Operations in Israel and Other Specific Geographic Locations

Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and the Hamas, Hezbollah and Houthi terrorist organizations, and with Iran, which supports them, may hinder our ability to sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

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

In October 2023, Israel was attacked by Hamas and other terrorist organizations operating out of the Gaza Strip and declared war in response, which has included a ground operation in the Gaza Strip. As part of the war, Hezbollah, a Lebanese terrorist group initiated missile attacks against Israel, and Israel responded, including with a ground operation in southern Lebanon. The Houthi terrorist group in Yemen and Iran have also attacked Israel with various types of missiles and drones, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria has led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

While our and our subsidiaries’ facilities have not been damaged during the current war, the hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could potentially disrupt our operations and supply chains. In addition, Israeli companies have been subject to extensive cyber attacks, which could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. If the hostilities disrupt our and our subsidiaries’ ongoing operations, our collective ability to deliver or provide products and services in a timely manner and to meet our contractual obligations towards customers and vendors could be adversely affected. Parties with whom our subsidiaries have agreements involving performance in Israel could also claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the security situation in Israel.

Currently, the war has impacted the availability of our workforce in various ways—some of our employees in Israel have been called to active duty (and were released after a period of time), and others are supporting friends or family members engaged in the war. If the situation escalates, they may be called up for additional reserve duty soon, additional employees may be called for service, and such persons may be absent for an extended period of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could cause our competitive position to be impacted and our sales to decrease. During the year 2024, the number of employees employed in Israel by our subsidiaries who were called up for reserve military service declined from approximately 500 at the beginning of the year to just over 200 by the end of year (out of more than 14,500 individuals employed in Israel by our subsidiaries).

The mobilization of employees for military service had a limited adverse effect on our financial performance, primarily due to reduced revenues from Time and Material (T&M) contracts, and the fact that salaries paid to mobilized employees are not fully reimbursed by the State of Israel.

Other than as described above, our and our subsidiaries’ activities in Israel remain largely unaffected, and we and they maintain business continuity plans. As of the date of this annual report, the impact of the war on our consolidated results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of the war.

Our commercial insurance does not cover losses that may occur as a result of the current war or any other event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. The current (and any future) armed conflicts or political instability in the region could negatively affect business conditions generally and harm our results of operations.

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

Our Matrix and Magic Software subsidiaries and our TSG Systems affiliate perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction or elimination for political or economic reasons of total Israeli government spending (for example, as a result of the current war and military hostilities, political instability, or cuts in Israel’s future state budget), may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

Certain parts of our activities are based on participation in Israeli government tenders. Delays in the approval of the national budget, reallocations, or budgetary reductions—whether resulting from increased defense spending, political instability, or anticipated future reductions in public expenditure—may adversely impact the allocation of government funds to information technology (IT) and other sectors relevant to our activities. Such developments may result in a reduction in the volume of government tenders, the non-renewal of our engagements under existing government contracts, or our inability to secure awards in significant future tenders. These factors could negatively affect our revenues and may compel us to submit bids with lower profit margins, thereby impairing our overall financial performance.

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

Some of our Israeli subsidiaries derive and expect to continue to derive significant benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise”, or PTE, and our “Special Preferred Technological Enterprise,” or SPTE, programs. To be eligible for tax benefits as a PTE or SPTE, these Israeli subsidiaries must continue to meet certain conditions including, with respect to Sapiens and Magic Software, consolidated group revenue at the level of Asseco (its and our controlling shareholder) of at least NIS 10 billion. If they do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and they would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that certain of our Israeli subsidiaries have met and continue to meet the conditions that entitle then to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree (for example, with respect to Sapiens and Magic Software, in case the overall revenue at the Asseco group level is lower than NIS 10 billion, or if Asseco no longer controls Sapiens).

The Israeli government grants that an Israeli subsidiary of Sapiens has received require it to meet several conditions and restrict its ability to manufacture products and transfer know-how developed using such grants outside of Israel and require it to satisfy specified conditions.

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

Approximately forty-eight percent (48%) of Sapiens’ employees and approximately five percent (5%) of Magic Software’s employees are currently located in India. Our significant presence in India, in particular Sapiens’ Research & Development personnel and its personnel for the delivery of its professional services, poses a number of challenges. Those challenges are related to more volatile economic conditions, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, and inadvertent breaches of local laws or regulations. In addition, local business practices may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of Sapiens’ employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose it to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If Sapiens fails to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the Nasdaq Stock Market including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws, than you would be afforded in holding securities of a domestic U.S. company.

A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to Nasdaq in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement. In keeping with these leniencies, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and timing of our annual shareholders’ meetings. We have furthermore elected to follow our home country law, in lieu of those rules of the Nasdaq Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain share-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

Our U.S. shareholders may incur adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares (including shares represented by ADSs), which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2024. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2025, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse U.S. federal income tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our ordinary shares (or ADSs) may incur adverse U.S. federal income tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code. In addition, the CFC constructive ownership rules under Section 958(b) of the Code introduced by the U.S. Tax Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and impact our CFC status, and adversely affect holders of our ordinary shares or ADSs that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our ordinary shares (including shares represented by ADSs), this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares (including ADSs), especially the changes to the rules relating to CFCs.

We may have difficulty protecting our interests as a shareholder of Sapiens, which is a Cayman Islands company.

Sapiens corporate affairs are governed by its Memorandum, its Articles, the Companies Act (as revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of Sapiens’ shareholders and the fiduciary responsibilities of its directors under the laws of the Cayman Islands are, in some respects, not as clearly established under statutes or judicial precedent as in jurisdictions in the United States. Therefore, we may have more difficulty in protecting our interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less developed nature of Cayman Islands law in this area.

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

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985, and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel and our telephone number is +972-3-5389389. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2024.

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

Our principal investment and divestiture activities since the start of our 2022 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2022 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Investments by Formula in Existing Subsidiaries:

Changes in our percentage ownership of Sapiens. As of January 1, 2022, our percentage interest in Sapiens was approximately 43.6%. As a result of our acquisition of 285,672 of Sapiens common shares on February 2022, March 2022 and August 2022 for a total consideration of $7.0 million (there were no such purchases in 2023 or 2024) our percentage ownership of Sapiens rose to 44.1% as of December 31, 2022, which thereafter diluted during 2023, 2024 and the start of 2025 as a result of exercises of options by employees of Sapiens. Our interest in Sapiens’ common shares as of December 31, 2024, stands at 43.5%. The source of funds for our purchase of Sapiens common shares in 2022 was our working capital. Our interest in Sapiens’ common shares as of March 31, 2025, stands at 43.5%.

Changes in our percentage ownership of Magic Software. As of January 1, 2022, our percentage interest in Magic Software was 45.6%. Pursuant to our acquisition of Magic Software ordinary shares, we invested an aggregate of $5.8 million in 2022 and $2.1 million in 2023 (there were no such purchases in 2024). Our interest in Magic Software’s ordinary shares as of December 31, 2024, stands at 46.7%. The source of funds for those acquisitions has been our working capital. Our interest in Magic Software’s ordinary shares as of March 31, 2025 remains 46.7%.

Changes in our percentage ownership of Matrix. As of January 1, 2022, our percentage interest in Matrix was 48.9%. During the last three years, solely due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 48.7%, 48.2% and 48.2% as of December 31, 2022, 2023, and 2024, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2025 stands at 48.1%. We have not purchased any Matrix shares in any of the years 2022, 2023 or 2024.

on March 10, 2025, Matrix and Magic entered into a Memorandum of Understanding (MOU) for the purpose of negotiating a definitive agreement regarding a merger, under which Matrix will acquire the entire share capital of Magic on a fully diluted basis, by way of a reverse triangular merger, upon completion of which Magic will become a private wholly-owned (100%) subsidiary of Matrix (the “Merger”). Ordinary shares of Matrix will continue to be traded exclusively on the TASE. Magic’s ordinary shares are expected to be delisted from trading on the TASE and NASDAQ. The MOU is intended to set out the main agreements reached between Matrix and Magic, their respective audit committees and board of directors, including their agreement on the Merger consideration. The MOU is not legally binding, except for the provisions of Disclosure, Governing Law and Jurisdiction and Binding Effect

Changes in our percentage ownership of TSG Systems. As of January 1, 2022, our percentage interest in TSG Systems was 50.0%. During the last three years, solely due to TSG Systems’ initial public offering held on August 1, 2024 and the exercises of options by employees of TSG Systems, our direct interest in TSG Systems’ outstanding share capital was diluted to 42.71 as of December 31, 2024. Our interest in TSG Systems’ ordinary shares as of March 31, 2025, stands at 42.34%. We have not purchased any TSG Systems’ shares in any of the years 2022, 2023 or 2024.

Acquisitions by Formula:

Acquisition of Hashahar Telecom and Electricity Ltd., (“Hashahar”) On October 1, 2024 we acquired 51% of the outstanding share capital of Hashahar, an Israeli privately held company established in 2018, specializing in the planning, deployment, and installation of fiber optics, structured cabling (CAT 6/7), coaxial and telephony systems for both enterprise and residential sectors, including intercity infrastructure and public sector projects. Total consideration paid amounted to $1.3 million. Hashahar delivers end-to-end project execution through in-house engineering, dedicated project managers, and stringent safety and data security protocols. Its clients include Bezeq, HOT, Cellcom, YES, Israel Railways, and multiple government bodies. With VPN-enabled IT infrastructure, automated triple-backup systems, and Priority ERP for operational oversight, the company maintains a high standard of execution in complex fiber deployment and communication infrastructure projects. For further information, please see Note 3(v) to our consolidated financial statements included in Item 18 of this annual report.

Investments in a private company accounted for at equity. In September 2024, we completed the acquisition of a 21.45% equity interest in an Israel-based private technology company specializing in artificial intelligence-powered product comparison and e-commerce guidance platforms. The investee operates a global portfolio of consumer-oriented websites that provide comprehensive product reviews, side-by-side comparisons, and price tracking functionalities, collectively serving over 40 million monthly users across more than 20 countries. Total consideration for the investment amounted to $15.3 million. For further information, please see Note 9 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Shamrad Electronic (1997) Ltd. On October 2, 2022, we acquired all of the outstanding share capital of Shamrad, an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. The total consideration for the acquisition amounted to approximately NIS 9.4 million (approximately $2.7 million), with NIS 7.1 million (approximately $2.0 million) paid in cash upon closing, or approximately NIS 8.6 million (approximately $2.4 million) net of acquired cash. Acquisition-related costs were immaterial.

Acquisitions by Sapiens:

Acquisition of AdvantageGo. On April 28, 2025, Sapiens announced that it had entered into definitive agreements to acquire AdvantageGo, a leading provider of commercial insurance software solutions specializing in underwriting workbench capabilities for both the London market and global commercial markets. The transaction is expected to close during the second quarter of 2025, at which point AdvantageGo will become a wholly owned subsidiary of Sapiens. The acquisition is structured as a cash transaction, based on an enterprise value of GBP 43.0 million (approximately $55.9 million). For further information, please see Note 26 to our consolidated financial statements included in Item 18 of this annual report.

Investment in Sapiens Software Solutions (Decision). In the first quarter of 2024, Sapiens acquired the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders, (which, along with certain other Sapiens’ subsidiaries, was merged into Sapiens Technologic 1982 Ltd.).

Acquisition of Candela Labs

On April 22, 2025 Sapiens announced the acquisition of Candela Labs, a leading intelligent automation company servicing blue-chip, APAC-based insurance clients. This strategic move aims to enhance Sapiens’ life product portfolio and expand its presence in the APAC region. The transaction is subject to customary closing conditions and expected to close during the second quarter of 2025. Candela offers an end-to-end insurance automation platform along with digital services and solutions. Candela has 23 customers, primarily in Singapore, Malaysia, Thailand, Hong Kong and South Africa. The Candela team of over 100 employees is mainly in Bangalore, India. Candela is currently part of Azentio, a Singapore-based company. The acquisition of Candela is structured as a cash transaction. Candela non-GAAP full year 2024 revenues were approximately $8.0 million. Sapiens will pay an aggregate cash consideration of $22.0 million. The transaction is expected to be completed during the second quarter of 2025. Upon completion, Candela will become wholly owned by Sapiens. For further information, please see Note 26 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of NCDC S.A. In the fourth quarter of 2023, Sapiens acquired NCDC S.A., a Poland-based company with a knowledge of Sapiens’ products in the Nordics, for a purchase price of $11.7 million. For further information, please see Note 3(i) to our consolidated financial statements included in Item 18 of this annual report.

Investments in Sapiens Software Solutions (Decision), Tiful Gemel Ltd and Neuralmatic

On December 31, 2023, Sapiens signed an agreement for the purchase of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders for total consideration of approximately $4.1 million. The purchase closed on March 27, 2024.

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

Acquisitions and Divestitures by Matrix:

Acquisition of Gav Systems Ltd. (“Gav Systems”) and Gav Expert Ltd. (“Gav Expert”). On February 4, 2025, Matrix completed the acquisition of 70% of the outstanding share capital of Gav Systems and Gav Expert for a total consideration of approximately NIS 45.5 million (approximately $12.5 million). Pursuant to the agreement, Matrix and the seller hold mutual options for the sale and purchase of the seller’s remaining shares in Gav Systems and Gav Expert. Gav Systems and Gav Expert provide outsourcing services, primarily in the form of computing and software personnel. For further information, please see Note 26 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Alacer Group. On November 13, 2024, Matrix, through its subsidiary Matrix U.S Holding LLC, completed the purchase of 51% of the outstanding share capital of Alacer Matrix LLC (former: Alacer Group), which specializes in advisory services and the provision of experts in the field of governance, regulation & compliance within the U.S. financial market, for approximately $1.95 million in cash, and additional contingent consideration based on Alacer's performance over the next three years. In addition, Matrix holds a call option to acquire the remaining share capital of Alacer. For further information, please see Note 3(iii) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Moshe Ort Holdings Ltd. (“Ortec”). On December 3, 2024, Matrix through its wholly owned subsidiary, Matrix IT Integration and Infrastructure, completed the acquisition of 100% of the outstanding share capital of Ortec for a total cash consideration of approximately NIS 19.5 million (approximately $5.4 million), in addition to a contingent consideration subject to Ortec's future financial performance. Established in 1987 and headquartered in Raanana, Israel, Ortec specializes in representing international manufacturers of production, assembly, and testing equipment for the electronics, microelectronics, and photonics industries. The company supplies advanced systems for surface-mount device (SMD) and through-hole (TH) component assembly, automated optical inspection (AOI), solder paste inspection (SPI), X-ray component counting, and custom assembly and testing solutions for optical fiber communication components, lasers, and optoelectronic devices. Ortec also provides comprehensive technical support, including installation, maintenance, and process optimization services, in collaboration with its global equipment partners. For further information, please see Note 3(iii) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition of RDT Equipment and Systems (1993) Ltd. On June 19, 2022, Matrix, through Matrix Integration and Infrastructure Ltd., Matrix’s wholly owned subsidiary, acquired all of the share capital of RDT for cash consideration of NIS 44 million (approximately $12.7 million), or NIS 41 million (approximately $11.9 million) net of acquired cash. As part of the purchase agreement, the sellers may be entitled to additional future consideration contingent upon RDT meeting certain future operating profit targets. As of the acquisition date, Matrix estimates the future value of the contingent consideration at NIS 9.9 million (approximately $2.9 million). RDT provides services in the field of multimedia systems. RDT markets software solutions and systems for a wide range of technologies, including control and automation solutions, test and measurement equipment, advanced technological solutions for testing data communication, EMC products, radio frequency (RF) and microwaves components, and serves, among other things, as a representative in Israel for dozens of international software and hardware vendors.

Divestiture of Infinity Labs R&D Ltd. On April 24, 2022, Matrix concluded the sale of 45.2% of the issued and share capital of Infinity Labs R. & D. Ltd. (“Infinity”) for a total consideration of NIS 154.5 million (approximately $46.2 million). Following the transaction, Matrix’s remaining interest in Infinity’s outstanding share capital amounts to 4.9% of Infinity’s outstanding share capital. As a result of the transaction, we recognized a capital gain (before tax), in the amount of approximately NIS 148.1 million (approximately $44.3 million), including NIS 16.7 million (approximately $5.0 million) recorded with respect to the revaluation of the Matrix remaining share interest in Infinity. In accordance, as of the second quarter of 2022, Infinity’s financial results of operations were not consolidated in our financial statements and the remaining share interest of 4.9% in Infinity’s outstanding share capital was measured at fair value with subsequent changes in the fair value of the investment recognized in profit or loss. Matrix distributed the capital gain (net of tax) to its shareholders as a dividend.

Acquisitions by Magic Software:

Acquisition of Theoris Group Inc. ("Theoris"). On April 4, 2024, Magic Software, through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Theoris. Theoris is a U.S.-based provider of information technology and engineering consulting services, specializing in strategic data management, analytics, application development, cloud solutions, and the recruitment of technical personnel. Total consideration amounted to $13.1 million, comprised of a base purchase price of $10.0 million, a deferred working capital adjustment payment of $0.84 million (of which $0.54 million was paid on the acquisition date), and additional deferred payments totaling $2.3 million. For further information, please see Note 3(ii) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Executive Life Ltd. ("Executive"). On October 31, 2024, Magic Software through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Executive, a U.S.-based executive recruitment firm headquartered in Long Island, New York. Executive specializes in talent acquisition services across multiple sectors, including construction, information technology, marketing, accounting, finance, and manufacturing engineering, with a primary geographic focus on New York, New Jersey, Connecticut, Texas, and California. Total consideration amounted to $1.5 million, comprising a base purchase price of $0.8 million and a deferred payment of $0.7 million, payable up to one year from the acquisition date. For further information, please see Note 3(ii) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. On June 8, 2023, Magic Software acquired 60% of the share interest in K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT delivers a broad spectrum of ICT products, a cloud platform, VoIP, technical support and planning and construction of computing. Total purchase price amounted to NIS 55.0 million (approximately $ 14.9 million) or approximately NIS 52.7 million approximately $14.2 million) net of acquired cash. NIS 60 million was paid upon closing of which a payment of NIS 15 million is related to a contingent consideration depending on the future operating results achieved by KMT. If such future operating results will not be fully achieved, the seller will return the whole or part of the contingent consideration paid in advance. For further information, please see Note 3(ii) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisition of The Goodkind Group, LLC. On August 23, 2022, Magic Software acquired 100% of TGG outstanding share capital for a total consideration of $11.6 million or approximately $11.5 million net of acquired cash (of which approximately $8 million was paid upon closing, or approximately $7.9 million net of acquired cash). TGG provides permanent and temporary staffing services in various sectors, including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. With On-Site programs and sourcing models, TGG solutions include functions which differ from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning. The remainder constitutes a deferred payment payable in 2023 (approximately $2.8 million) and 2024 (approximately $0.9 million). During 2023 Magic Software paid $1.9 million with respect to the 2023 deferred payment and in 2024 Magic Software paid an additional $1.5 million as final consideration for the deferred payment.

Acquisition of Intrabases SAS. On July 1, 2022, Magic Software acquired Intrabases SAS, a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely of cash consideration in an amount of approximately $3.4 million, or approximately $3.0 million net of acquired cash.

During 2022 Magic Software concluded additional two separate asset purchase agreements. The total consideration paid for these acquisitions amounted to approximately $1.8 million.

Acquisitions by Michpal Technologies:

Acquisition of Formally Smart Form System Ltd. On March 31, 2025, following the exercise of a put option, our subsidiary Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd for a total consideration of NIS 28.2 million (approximately $7.7 million). For further information, please see Note 26 to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Liram Finance Software Ltd. On February 19, 2024, following the exercise of a put option, Michpal acquired the remaining outstanding shares of Liram Finance Software Ltd from its minority shareholder. The total purchase consideration amounted to approximately NIS 5.25 million (approximately $1.45 million), of which NIS 1.0 million (approximately $0.3 million) was paid in advance to the seller in 2023. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Heshev Information Systems (2012) Ltd. On January 1, 2024, Michpal acquired 70% of Heshev Information Systems (2012) Ltd., (“Heshev”) outstanding share capital for a total consideration of approximately $1.3 million paid in cash. Heshev develops and markets a cloud-native technology platform for managing financial and business operations for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers. The platform includes, among other features, fixed asset management, preparation and submission of financial reports, as well as advanced tools for performing financial simulations and payroll calculations. Additionally, Heshev provides an online platform that enables its clients to manage their financial and business activities entirely digitally, utilizing advanced cloud technologies and providing access to up-to-date professional information. Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Heshev. These options can be exercised during a consecutive three-year period commencing five years from the acquisition date, at an exercise price determined by a mechanism specified in the agreement. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Meida Computers Software Solutions (G.D) Ltd. On July 3, 2024, Michpal acquired 60% of the outstanding share capital of Meida Computers Software Solutions (G.D) Ltd., (“Meida”) for a total consideration of approximately $12.49 million and up to additional of approximately $0.8 million in contingent consideration, subject to the achievement of targets set in relation to Meida’s operating profit for the year 2024. Meida engages in the development and marketing of advanced solutions for recruitment and human resources management processes. Meida develops and markets “Adam Total,” a leading platform for candidate recruitment and screening in Israel, which integrates artificial intelligence technologies for candidate sourcing and matching, as well as advanced analytical tools for performance analysis and data-driven decision-making. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Y-IT Ltd. On October 13, 2024, Michpal acquired 60% of the outstanding share capital of Y-IT Ltd. (“Y-IT”) an Israeli based company, for a total consideration of approximately $22.2 million and committed to pay the seller additional contingent consideration subject to Y-IT’s operating profit for the year 2024. Y-IT engages in the development and marketing of a technology platform for managing and optimizing transportation operations and vehicle fleets for companies in the transportation sector. The platform is based on algorithms and automation processes, monitoring tools, attendance data processing and preliminary payroll calculations, advanced financial management tools tailored for the transportation sector, as well as analytical tools for performance management and operational optimization. Y-IT serves over 550 clients in the Israeli transportation industry. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Paperless Ltd. On December 24, 2024, Michpal acquired 70% of the outstanding share capital of Paperless Ltd. (“Paperless”), for a total consideration of approximately $2.3 million (of which approximately $0.8 million was paid in January 2025), and committed to pay the seller additional contingent consideration subject to Paperless’ operating profit for the years 2024 through 2026 (hereinafter – the “Contingent Consideration”). Paperless is the developer of the cloud-based Paperless platform for digital and online paperless accounting management. The platform is designed for finance professionals, accountants, and tax advisors, and integrates advanced technologies for the automation of accounting processes, including digital invoice processing and automatic journal entry recording. The platform helps its clients improve the efficiency, convenience, and reliability of their financial reporting processes. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Emalogic Software Ltd., or Emalogic. On June 22, 2023, our subsidiary Michpal acquired a 75% share interest in Emalogic Software Ltd., an Israeli provider of software development services, for a total consideration of NIS 23.8 million (approximately $6.4 million) or NIS 14.4 million (approximately $3.9 million) net of acquired cash. Michpal and the seller hold mutual call and put options, respectively, for the remaining 25% share interest in Emalogic. The options can be exercised within 90 days after the approval of Emalogic’s annual audited financial statements for 2026 or 2027. The fair value of the put option measured on the acquisition date amounted to NIS 6.1 million (approximately $1.7 million). Emalogic is a software service provider that specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the development field of user experience (UX) and user interface (UI) allowing it to provide a complete end-to-end software solution. Emalogic operates in 4 main sectors - financial, automotive, freight and cloud. Acquisition-related costs were immaterial. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

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

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises including advanced branding materials for media and digital advertising. The total consideration paid for these acquisitions amounted to approximately $3.5 million, or $2.8 million net of acquired cash. As part of the purchase agreements, the sellers of Safra digital marketing and Marcomit may be entitled to additional future consideration contingent upon meeting certain future operating profit targets. The fair value of such contingent considerations as of the acquisition date amounted to $0.7 million. As of December 31, 2023, the fair value of such contingent consideration amounted to $36 thousand, resulting from the reversal of $650 thousand to profit and loss in 2023. Zap and the minority shareholders of Safra digital marketing and Marcomit hold mutual call and put options for the remaining 49% interest.

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

We operate through our subsidiaries— Matrix, Sapiens, Magic Software, Michpal, Zap Group, InSync, Shamrad, Ofek Aerial Photography and Hashahar Telecom— and through our equity investees TSG Systems and one other associate. We describe below the areas of our business activity:

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

We are successful in providing our services to the defense sector, utilities sector, telecommunication, healthcare, local administration, and our subsidiary Matrix is recognized as the market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable us to create significant value for our customers in managing, streamlining, accelerating and making their businesses thrive.

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2024, we held 90.1% of the shares of InSync, an 80% interest in Ofek Aerial Photography, a 51% interest in Hashahar Telecom, a 48.2% interest in Matrix, a 43.5% interest in Sapiens, a 46.7% interest in Magic Software, a 42.7% interest in TSG Systems and 21.45% in an additional entity through our equity holdings, and the entire share capital of Michpal, Zap Group, and Shamrad. We have effective control of each of the companies in the Formula Group other than TSG Systems for purposes of consolidation under IFRS 10. We provide all of our investees our management, technical and financial expertise, and our marketing experience, thereby asserting a positive economic impact upon, and creating long-term value for, our investees.

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

We, through our investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, operating a network of high-tech training and instruction centers, providing software testing and QA, depending on specific needs of the customer and depending on the subject expertise necessary on a case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide. Formula’s Chief Executive Officer and Chief Financial Officer serve as the Chief Executive Officer and Chief Financial Officer, respectively, of Magic Software as well, and Formula’s Chief Executive Officer also serves as Chairman of the Board of each of Sapiens and Matrix and TSG Systems.

As of the date of this annual report, the global economy faces a significant degree of uncertainty related to the potential imposition of new and/or reciprocal tariffs by the United States and other countries, the level of those tariffs, and the degree of adverse impact that may have on a number of important macroeconomic indicators, including inflation, interest rates, and the pace of economic growth. During 2024, the world economy continued its trend of moderate growth, which was in part facilitated by a further reduction in inflation rates around the globe and stabilization of interest rates throughout the year. The trend of increased price levels in the world that had begun towards the end of 2021 and intensified in 2022 subsided in 2023 and 2024, enabling central banks to gradually reduce interest rates in a moderate manner to spur growth.

In the U.S., the inflation rate decreased to a level of approximately 2.8% as of February 2025 in annual terms based on the last 12 months - LTM). As of March 2025, the interest rate in the U.S. stabilized at approximately 4.25% to 4.5% and the Federal Reserve Bank of the U.S. has paused its prior series of rate reductions. The Eurozone also experienced in 2024 a stabilization of interest rates and a reduction of inflation levels (reaching the target level of 2.0% late in 2024 before rising again in early 2025).

The main global economic trends detailed above took place to a large extent in the Israeli economy as well. At the same time, the Israeli economy continued to experience in the past year ongoing unique and complex local events that had a substantial impact. The year 2024 and the start of 2025 have seen the continuation of Israel’s war against surrounding terrorist groups and hostile countries. The long duration of the war, and the uncertainty as to the degree of its future intensity, and its results, had led to a downward revision of the growth forecast and an expected increase in the government deficit and the debt-to-GDP ratio. In actuality, though, despite the war, Israel's GDP grew by 1% in 2024, above initial forecasts. There was a continued recovery in the last quarter of 2024, with growth of 2.5% on an annualized basis, following a jump of 5.3% in the third quarter. However, the GDP level is still lower than the pre-war period. Business output recorded a decline of 0.6% in 2024, with overall growth in the economy supported mainly by a sharp increase of 13.7% in government spending for public needs, which was largely due to war expenses. Defense spending jumped by 43.3%, while civilian spending increased by only 4.2%.

Unlike the global trend, during the past year inflation in Israel increased from a low annual rate of 2.6% and 2.5% in January and February 2024 to a peak of 3.6% in August 2024, before stabilizing throughout the remainder of 2024 and the start of 2025, with an annual rate of 3.3% in March 2025 (in annual terms based on the last 12 months - LTM). The Bank of Israel left in place an interest rate of 4.5% throughout 2024 and through the first three months of 2025.

As a Group that provides solutions, products, and services in the field of information systems, we compete with other companies in the Israeli high-tech industry for quality personnel. In addition, a significant portion of our sales target companies in the high-tech industry. The year 2024 marked a period of moderate growth in the high-tech sector in Israel and around the world. This moderate growth was the result of many factors, including moderate GDP growth, an increase by 40% in capital raising in the industry (in Israel), and reductions in the number of layoffs overall. Despite the ongoing war and the resulting complications in the Israeli economy, 2024 was more successful for Israeli high-tech companies raising capital than 2023. In 2024, 453 reported deals in 2024 attracted $9.6 billion, there was an increase of 15% in number of rounds, and an increase of 39% up in capital raised, compared to 2023. In 2024, the number of high-tech employees in Israel fell by 1.2%, or approximately 5,000 employees, compared to the previous year. As of December 2024, the number of job vacancies in Israeli high-tech reached about 17,000, marking a potential return to growth, according to the Israel Innovation Authority.

Against the backdrop of the effects of Israel’s ongoing war, the international credit rating agencies lowered the credit rating of the State of Israel, as well as changed their outlook in negative directions. The main motive for downgrading the credit rating is the ratings agencies’ assessment that the lateral consequences of the current conflict with Hamas, both during and afterwards, substantially increase the risks of the State of Israel, and may damage the country’s fiscal strength in the foreseeable future. Despite the limited negative impact of the war on our Israeli based operations, our Israeli based activities in the fourth quarter of 2024 reflected continued increase in volume of activity, revenues, profit, and cash flow, which compensated for the effects of the war. In the medium and long term, as long as the war continues and has a negative impact on the level of economic activity in the entire Israeli economy or on certain sectors of activity (such as commerce, industry, real estate, retail, tourism, etc.), and/or on certain government offices and bodies (for cutting office budgets in favor of increasing the defense budget to finance the war), this may affect the financial strength of some of our Israeli clients and/or lead to a reduction in demand and a reduction in their IT procurement budgets, and accordingly affect the scope of our Israeli based activities with those clients and/or affect their payment ability.

In parallel to the potential negative effects, there are several factors in connection with our Israel-based activities that may moderate the aforementioned effects, including:

o	We maintain a significant customer base (over 5,000 active customers), most of them large and financially stable companies and entities.

o	Our activities abroad account for approximately 40% of our revenues and such activities are not expected to be influenced by the ongoing war.

o	We maintain extensive activity in strong sectors such as government, public bodies, security, insurance and finance, health, and transportation.

o	We have limited activity with medium and small customers whose exposure to the effects of the war in Israel is relatively high.

o	We have a wide diversification of areas of activity, including areas of activity that are relatively resistant to potential negative effects of the war in Israel, such as the cyber, defense, the cloud, and more.

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 11,570 software, hardware, integration, engineering and training personnel, who provide advanced IT services to hundreds of customers in the Israeli market as well as to customers in the U.S market. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and start-ups, transportation, defense, healthcare and the government/public sectors. Matrix also markets. sells and distributes software solutions and hardware representing wide variety of software vendors from Israel and around the world. Matrix’s shares are traded on the Tel Aviv Stock Exchange.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s customers’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Matrix operates through its directly and indirectly held subsidiaries in the following four principal areas of activity:

-	Information Technologies (IT) solutions and services, Consulting & Management in Israel.

-	Information Technologies (IT) solutions and services in the United States.

-	Cloud and computing infrastructure

-	Sales, marketing and support of software products.

Information Technologies (IT) solutions and services, Consulting & Management in Israel

Matrix’s activities related to IT solutions and services, consulting and management in Israel includes a wide range of technological and other solutions and services in the areas of enterprise core systems, data and AI, cybersecurity, digital solutions, and more. Among these solutions, the Company engages in the development of large-scale technological systems and the provision of related services, the execution of IT and software integration projects, and the development of operational solutions and systems - C4ISR for security organizations in Israel and worldwide, outsourcing services, professional services by experts and consultants, offshore/nearshore services, BPO and Call Center services, software project management, software development, software testing and QA, enhancement and upgrading of existing technological systems, as well as training and implementation services. In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector. As reflected in its 2024 financial statements, Matrix now presents the training and implementation activity, which was presented in the past as a separate operating segment and constituted approximately 3.4% and 2.9% of Matrix’s total sales and operating profit in 2023, as part of the IT solutions and services, Consulting, and Management Solutions in Israel segment. This is due to changes in the economic environment and, accordingly, changes in the activity mix within the training and implementation segment, such that the economic characteristics, nature of services, and types of clients in the training and implementation segment are similar to those of the Information Technology solutions and services, Consulting, and Management segment in Israel.

In 2024, under this line of business Matrix recorded revenues of approximately NIS 3.227 billion (approximately $872.6 million) compared to NIS 2.856 billion (approximately $775.0 million) in 2023, an increase of approximately 13.0% when measured in NIS. Operating income in 2024 was approximately NIS 240.4 million (approximately $65.0 million) compared to approximately NIS192.5 million (approximately $52.3 million) in 2023, an increase of approximately 24.9% when measured in NIS. In 2024, activity in Information Technologies (IT) solutions and services, Consulting & Management in Israel accounted for approximately 57.8% of Matrix’s revenues and approximately 53.4% of its operating income. The increase in revenues and operating income were primarily attributable to the aggregation of Matrix’s Training and integration line of business under its Information Technologies (IT) solutions and services, Consulting & Management in Israel segment and to organic growth in the scope of operations and profit in all areas of the segmental operations, with emphasis on core systems, professional services, and defense operations.

Information Technologies (IT) solutions and services in the United States

Matrix’s activities in this segment are performed by two divisions – Matrix US Holdings and Xtivia. The two divisions primarily provide software solutions and services of Governance Risk and Compliance, or GRC, experts, including activities on the following topics: financial risk management, fraud prevention management, cyber risk mitigation, anti-money laundering and ensuring regulatory compliance in these matters, as well as, specialized advisory services in the area of compliance with financial regulation and operational services, payment services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence) DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity under this line of business includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly for IBM, BMC and Atlassian products to customers in the public-government sector in the U.S. Matrix provides offshore solutions in this segment, including through employees in Matrix’s operational centers in India. The operations also include professional services and projects carried out by experts from across the Matrix group, serving as a gateway to the business model of exporting Matrix’s services and products to the U.S. market.

In 2024, under this line of business, Matrix recorded revenues of approximately NIS 460.0 million (approximately $124.4 million) compared to NIS 478.4 million (approximately $129.8 million) in 2023, a decrease of 4.2% when measured in U.S dollars. Operating income in 2024 was approximately NIS 66.9 million (approximately $18.1 million), compared to approximately NIS 76.2 million (approximately $20.7 million) in 2023, a decrease of approximately 12.2% when measured in U.S dollars. In 2024, the activity in the U.S. accounted for approximately 8.2% of Matrix’s revenues and approximately 14.9% of its operating income. The decrease in revenues in this segment during 2024 resulted from the completion of several Governance, Risk and Compliance, or GRC, projects during the course of the period. This impact was only partially compensated for by new customer engagements that are expected to be reflected in the scope of operations and earnings amount over the course of 2025. The first-time consolidation of Alacer's operating results in the fourth quarter of 2024 did not significantly affect the results in 2024.

Cloud and computing infrastructures

Matrix’s activities in this segment primarily include providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages— consulting, architecture, development, deployment, environment management, and support— as well as advanced FinOps services (through the Company's specialized business unit, CloudZone). This segment’s activities also include computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business customers, along with related professional services. Additionally, Matrix offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, Matrix is engaged in the import, sales, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

In 2024, under this line of business, Matrix recorded revenues of approximately NIS 1,465.9 million (approximately $396.3 million), compared to approximately NIS 1,431 million (approximately $388.3 million) in 2023, an increase of approximately 2.4% when measured in NIS. Operating income in 2024 was approximately NIS 106.4 million (approximately $28.8 million), compared to approximately NIS 88.0 million (approximately $23.9 million), an increase of approximately 21.0% when measured in NIS. In 2024, activity in computer and cloud infrastructure and integration solutions accounted for approximately 26.3% of Matrix’s revenues and for approximately 23.6% of its operating income. The increase in operating income is mainly attributable to Matrix’s continued cultivation of cloud computing annual recurring revenues (ARR), and increased demand for Matrix’s products and services under this line of business recorded across various fields of activities. The minor increase in revenues in oppose to the double-digit increase recorded in operating income is primarily attributable to the continued growth in the proportion of Enterprise Discount Program (“EDP”) cloud transactions within this operating segment, the revenues from which are recognized on a net basis, relative to the total volume of cloud transactions.

Sales, marketing and support of software products

Matrix’s activities in this segment primarily consist of the sale and distribution of software products (mainly from foreign software manufacturers) across various fields, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. This segment’s activities also include providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

In 2024, under this line of business, Matrix recorded revenues of approximately NIS 426.0 million (approximately $115.2 million) compared to approximately NIS 294.2 million (approximately $79.8 million) in 2023, an increase of approximately 44.8% when measured in NIS. Operating income in 2024 was approximately NIS 36.4 million (approximately $9.8 million), compared to approximately NIS 29.9 million (approximately $8.1 million) in 2023, reflecting year-over-year growth of 21.7% when measured in NIS. In 2024, activity in Sales, marketing and support of software products accounted for approximately 7.6% of Matrix’s revenues and approximately 8.1% of its operating income. The increases in both revenues and operating income were primarily attributable to the overall increase in the demand for Matrix’s offerings under this line of business. It should be noted that Zebra is mainly engaged in distribution and marketing of software products in the fields of cyber protection and data communication, and in accordance with accounting rules most of its revenues are presented on a net basis and carries significantly higher operating margin compared to other activities under this line of business.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance; high-tech and startups; industry, retail and trade; government and the public sector, security; transportation, health; and education and academia.

Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with products and services offerings that provide a response to most of the customer’s IT requirements, based on an in-depth business understanding of the challenges which are typical to that sector. Matrix established a separate division for each particular market sector, which manages the operations relating to that sector.

Specialization in the various sectors is reflected in the applications, professional and marketing aspects of each sector. Accordingly, the professional and marketing infrastructure required to support each market sector is developed to address such sector’s specific needs.

In addition to the four focused areas of activity described above, Matrix operates cross-organizational units providing specialized services across all areas of activity and sectors, as follows:

●	Expertise centers – Matrix operates approximately 30 “expertise centers” (“Centers of Excellence”), in areas such as: AI, machine learning, Digital, Cloud, Customer Experience, Mobile, Data, Security & Cyber, Learning Technology, DevOps, Agile & ALM, ERP, CRM, Smart Campus, Low Code Data Bricks, etc. These Centers of Excellence are based on an organizational approach aimed at providing significant professional and technological added value to both Matrix’s development teams and its customers. This includes expert groups specializing in various content areas, hands-on experience with specialized technologies, an implementation framework (including, among other things, methodologies and best practices) that shortens time-to-market and reduces risks, technological guidance from Matrrix’s CTO team, and more.

●	Matrix R&D and Offshore Services – Matrix provides expert services for software development roles, as well as software testing and quality assurance services, using offshore and nearshore models.

●	Comprehensive management/engineering consulting services - Comprehensive management and engineering consulting services, from strategy formulation and management consulting to execution and change implementation. This includes managing complex projects, such as large-scale engineering projects, extensive engineering supervision projects, particularly in the transportation sector, national infrastructure projects, and projects in planning and environmental quality. Additionally, Matrix provides multidisciplinary engineering consulting services as well as consulting and implementation services in supply chain management and operational logistics management.

Sapiens

Overview

Sapiens is a global leader in providing intelligent insurance of software solutions for the insurance industry. Sapiens extensive expertise is reflected in its innovative software platforms, suites, solutions and services for property & casualty (P&C); life, pension & annuity (L&A); reinsurance; financial and compliance (F&C); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers a future-proof, AI-based, open, modular and integrated insurance platform, which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering, supporting end-to-end insurance processes across all lines of business. Sapiens Insurance Platform, which is their flagship offering across all aspects of the insurance market, is built on key technological themes that serve as the foundational pillars for developing all our business solutions, and providing end-to-end coverage of insurance carriers’ needs, through:

●	Core policy administration layer – providing full E2E support for administering insurance products, policies, billing and claims

●	Data layer – including a wide offering to manage various aspects of data, from data warehouse and data lake, though reporting and dashboards, to ML predictive models and GenAI capabilities and use cases

●	Digital layer – providing comprehensive digital engagement layer with persona-based portals, no-code tools for building digital journeys, and 360 customer view

●	Infrastructure layer – including common architecture and technical capabilities, such as SaaS and Cloud management, DevOps, role-based security and more

Importantly, Sapiens’ wide array of professional services ensures that Sapiens not only make a sale but accompany and guide its customers on their path to digital transformation and bring important insights from the field into its products roadmap. Sapiens also sells software products to non-insurance customers, which accounts for less than 5% of its revenue.

In 2024, Sapiens continued to grow strongly, as it continued to build upon its existing business, adding new logos, and utilizing the companies and technologies recently acquired to accelerate its customers’ digital transformation, while also investing significantly in its solutions over the course of the year. The vast majority of Sapiens’ revenue growth in 2024 and 2023 reflected organic growth of 5.0% and 8.1% respectively, given the absence of material M&A transactions (other than its acquisition of the remaining outstanding shares of Sapiens Software Solutions (Decision) Ltd. from its minority shareholders in the first quarter of 2024, which did not impact revenues materially). Sapiens revenue for 2024 grew by $27.8 million, or 5.4%, as opposed to 8.4% in 2023. With a multitude of growth drivers at Sapiens disposal, including regional and product diversification, Sapiens management believe that Sapiens is strategically positioned for continued growth in 2025.

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

Overview of Sapiens Software Solutions

Sapiens’ software portfolio is comprised of:

●	Property & Casualty – a comprehensive software platform and solutions supporting a broad range of business lines, including personal, commercial, MPL and specialty lines, as well as reinsurance and workers’ compensation (see below). Sapiens core solutions are pre-integrated with their DigitalSuite, analytics and decision modeling solutions, all of which are also available stand-alone. Sapiens’ portfolio includes Sapiens Insurance Platform for Property & Casualty, which is comprised of commonly shared Data and Digital solutions and two core suites: Sapiens CoreSuite for Property & Casualty (for North America) and Sapiens IDITSuite for Property & Casualty (for EMEA and APAC). We provide a flexible proposition where Insurers can choose between deploying our full core suite or one or more of our standalone components: policy, billing and claims.

●	Life, Pension & Annuities – a comprehensive, cloud-based, digital software platform, suite and complementary solutions for the management of a diversified range of products for life, pension & annuities. Our core solutions are pre-integrated with our DigitalSuite, analytics and decision modeling solutions, all of which are also available stand alone. Our portfolio includes Sapiens Platform for Life, Pension & Annuities, Sapiens CoreSuite for Life, Pension & Annuities; Sapiens UnderwritingPro for Life & Annuities; Sapiens ApplicationPro for Life & Annuities; Sapiens IllustrationPro for Life & Annuities; and Sapiens ConsolidationMaster for Life & Pension.

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

●	Data and Analytics – together with Sapiens’ digital offering, Sapiens offers an advanced data and analytics platform, which includes: an analytics platform that drives analytics adoption across the organization with compelling, insightful dashboards and apps; a comprehensive BI solution with pre-configured reports, dashboards and scorecards; predictive analytics, which uses AI and Machine Learning to generate actionable insights based on different models across the insurance value chain.

●	Reinsurance – a market-leading complete reinsurance software solutions for full financial control and auditing support. Sapiens’ portfolio includes Sapiens ReinsuranceMaster, Sapiens ReinsurancePro and Sapiens Reinsurance GO, providing solutions to various sizes of insurance companies.

●

Workers’ Compensation – Sapiens workers’ compensation offerings handle comprehensive policy/billing and claims needs. Sapiens’ solution portfolio includes Sapiens CoreSuite for Workers’ Compensation and Sapiens GO for Workers’ Compensation, which can be deployed as a full suite or in a modular manner (policy / billing / claims), and are pre-integrated with Sapiens’ DigitalSuite and its Analytics solutions.

●

Medical Professional Liability (“MPL”) – Sapiens MPL offering provides a complete end-to-end solution for managing the insurance processes for the medical malpractice market, including policy management, billing and claims, all adjusted to the unique characteristics of this specific market. The Sapiens Digital and Data platforms are also pre-integrated into the MPL core solution and thus providing additional value add and benefits to Sapiens MPL customer base.

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

Sapiens operates in a large market undergoing significant transformation. According to the Gartner report, “Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2022-2028, 3Q24 Update” (a market statistics research report by Gartner, a research and consulting firm, written by Rajesh Narayan, James Ingham, Inna Agamirzian and Rika Narisawa that was published in November 2024,, and covers internal services, IT services, software, telecom services, devices, and data centers systems, which we refer to herein as the “Gartner report”), Gartner forecasted global insurance market IT spending to grow by 9.3% in 2025 and to reach nearly $260 billion in U.S. dollars. This industry is predicted to reach $336 billion by 2028, growing at an 8.9.% compound annual growth rate (CAGR) from 2023 through 2028. This growth will be driven by an increase in software spending and IT services spending at CAGRs of 13.7% and 19.0%, respectively, according to the Gartner Report.

Gartner forecasts that total insurance IT spending on software in 2025 will be $71.2 billion (software includes application software (analytics and business intelligence; back office/ERP and supply chain; front office/CRM; collaboration), infrastructure software (application development and middleware; information management; storage management software; and system and network management), and vertical industry-specific applications. Gartner forecasts global IT spending in insurance will increase by 9.3% in 2025 to reach $260.5 billion in constant U.S. dollars. From 2023 to 2028, the spending is forecast to grow at a CAGR of 8.9%, driven by the growth in software and IT services at a CAGR of 13.5% and 15.3%, respectively. Total insurance IT spending on software in 2025 will be $71.2 billion.

Sapiens estimates that its current total addressable market for core insurance software solutions and the accompanied point solutions and the corresponding part of IT services is approximately $60 billion, which it expects will grow as a result of insurance carriers’ and financial institutions’ need to better address customers’ needs, via modernizing software solutions from external providers, to overcome operational challenges presented by the inefficiency of their legacy core.

The insurance market is a large, complex and highly regulated environment. Insurance carriers operate in a super-competitive and quickly evolving ecosystem, which necessitates differentiating their value propositions. Additionally, providers operate under a rigid regulatory regime that demands fast compliance. The insurance market is going through a rapid evolution process, driven by the needs and demands of their customers, complex and evolving ecosystems, digital distribution channels and new business models, all enabled by new technologies.

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

During the past few years, the P&C market has been characterized by a fast rate of digital adoption. New business and technology models are adopted rapidly, to launch innovative business offerings. This requires advanced software solutions, both on the core layer, which need to be flexible and open, and with the variety of digital tools addressing customer experience needs.

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

To achieve efficiency, business owners must assume ownership of the business logic and possess the ability to define, modify, standardize and reuse it across the organization. Business logic is defined today by business owners and compliance officers, but IT departments translate the requirements into code. This process raises several key challenges: 1) the result does not always accurately reflect the business requirements; 2) the new requirements might conflict with, or override, previous requirements; 3) the changes can take a long time and, 4) the entire process is not fully audited. These gaps often create an inefficient and risk-exposed organization. Other than as disclosed elsewhere in this Annual Report, Sapiens is not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to March 27, 2025, the date Sapiens filed its Annual Report on Form 20-F, that are reasonably likely to have a material adverse effect on its revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Sapiens’ Market Drivers

Large insurance and financial organizations must constantly invest in their IT systems to respond to key market drivers. They require the ability to:

●	Satisfy today’s sophisticated, tech-savvy and demanding end-customers – who demand the type of instant, personalized service they enjoy from Netflix or Amazon – via digitalization and innovative initiatives, providing a stronger customer experience and engagement.

●	Facilitate, improve and automate traditional insurance processes to make them easier for end-customers, by utilizing advanced technologies, such as digital engagement, mobile, artificial intelligence (AI) machine learning, and cloud computing.

●	Provide innovative business models, based on technology capabilities and digital operation (such as portals, web-based acquisition processes, advanced analytics, customer engagement platforms and data sources – including wearables, the Internet of Things and robo-advice).

●	Respond to complex and evolving regulatory standards (past and current standards include Solvency II, IFRS 17, Dodd-Frank legislation, GDPR, DORA, etc.)

●	Support internal customers’ growth and operations. This includes reducing the time to market of new products, expanding into new geographies, reducing costs and streamlining operations.

●	Rapidly launch new products and propositions to the market, within a short timeframe and using existing, pre-defined capabilities.

●	Improve operational efficiency and focus on reducing operating costs and improving the total cost of ownership, focusing on automation, AI and data-driven processes to achieve that.
●	Improve risk assessment and risk scoring, in order to get better underwriting results and improved loss ratio and business outcomes.

Sapiens’ Market Requirements

As a result of the above, we believe the following are key considerations for insurance carriers that are considering upgrading their legacy systems:

●	Dynamic business environment with constantly changing regulations – insurance carriers still use outdated legacy systems that are costly and time-consuming to modify or upgrade. This has prevented them from innovating and growing. Carriers who use legacy systems may find it difficult to modify existing products, introduce new products and reach untapped market segments. Frequently changing global regulatory requirements necessitate specialized data and business rules, which makes change implementation particularly challenging.

●	Change in end-consumers’ preferences and the shift of power to consumers – insurance carriers must rapidly adapt to the shifting needs and behaviors of consumers and distributors, including the types and terms of insurance products offered, and how consumers access information. Insurance providers require systems with integration capability and support for multi-channel distribution, so they can reach their clients’ customers and partners using multiple methods, including social media, across devices.

●	A need to improve operational efficiency and reduce total cost of ownership – Sapiens believes that a significant percentage of insurance carriers are still using inefficient and outdated processes which lack automation of operations and workflows, and thus do not offer efficient process management. Many of these processes likely have high error rates. Additionally, the ongoing maintenance of legacy systems is expensive and technically difficult. A specialized IT staff with the requisite skills and experience needed to maintain these systems is difficult to find and then eventually replace. Insurers seek systems that are modern, digital, cloud-based, automated, efficient and easy to maintain, and can lower costs over the long term. AI and ML are critical factors in this domain.

●	Increasing global and multi-national operation – a rising number of insurers are accelerating their growth initiatives through global acquisitions. These insurers seek a single provider who can deliver solutions that will be used across markets, combining the support of local regulatory requirements and specific customer needs, while driving a generic corporate business approach and strategy across the globe, reducing costs and overhead.

●	Exploring new business models and innovative propositions – carriers are increasingly looking to: join innovative ecosystems; adopt and use new technologies, and partner with insurtechs; bring modern and differentiating propositions to the market; reduce cost; enhance and speed customer engagement; and improve their business parameters and KPIs.

●	Going digital and shifting to Cloud and SaaS Models– digitalization holds significant potential for insurers, but only if they manage to efficiently digitalize their operations, support multi-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – across devices. The same is true for Cloud transition, where more insurers are moving their IT systems to be managed in the Cloud.

●	Business growth in competitive environment - The need to demonstrate and achieve business growth in a very competitive environment, driving the need for strong innovative software solutions to better engage with channels and distribution, customer service.

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

Sapiens provides a comprehensive digital & analytics suite, which is pre-integrated in Sapiens’ core solutions, across P&C, L&A and WC business, but also available stand-alone to insurers whether they utilize our core solutions or not. Sapiens DigitalSuite provides a strong customer engagement and experience capabilities through a wide range of connectivity tools such as portals, chatbots, live-chats and low-code/no-code digital business processes builders, are allowing insurance companies to rapidly go to mart with new propositions, and to manage a data-driven operation.

All those capabilities, across both business and core processing and across data & analytics, digital engagement, AI & ML use cases and cloud management together form the unified holistic Sapiens Insurance Platform, which Sapiens continues to develop, and which brings a fully integrated yet loosely coupled, SaaS-based insurance platform, managing the full lifecycle of any insurance business.

Sapiens offers its insurance customers a range of packaged software solutions that are:

●	Digital-led – revealing their history and anticipating their future needs, while facilitating easy engagement across preferred interaction channels and multiple devices.

●	SaaS and Cloud-based - Sapiens’ solutions are running and deployed in public clouds of the leading global cloud vendors, providing our customers with the inherent benefits of a modern SaaS application.

●	Data-driven with increasing emphasis on Decision Management, ML, AI and GenAI – based on a set of data analysis tools, from data-warehouse and reporting, through business intelligence and analytics, to predictive and advanced analytics based on machine learning (ML) – so Sapiens’ customers can become a data-driven operation. Sapiens leverages the strong Microsoft partnership to achieve progress around the new Generative AI capabilities.

●	Highly automated – by using various technologies, from decision to robotics, we improve efficiency and offer agile customer engagement.

●	Comprehensive and proven– support for insurance standards, regulations and processes, by providing field-proven functionality and best practices.

●	Configurable and rich functionality–easily matches our customers’ specific business requirements. Our flexible architecture and configurable structure allow quick functionality augmentation that permits our platform to be used across different markets, unique business requirements and regulatory regimes. We utilize our knowledge and extensive insurance best practices and feature business-led configuration, thus enabling a rapid adaptation of our solutions using smart configuration tools and no-code/low-code approach.

●	Open architecture and insurtech ecosystem – provides easy integration to any external application under any technology, allowing streamlined connectivity to all satellite applications. This enhances the digital experience and omni-channel distribution, while maintaining total platform independence and system reliability. Easy interaction with various insurtech companies providing point-solutions that can be consumed by our platforms is enabled.

●	Component-based and scalable – allows our customers to deploy platforms and solutions in a phased and modular approach, reducing risk and harm to the business, while supporting the growth plans and cost efficiency of the organization.

Sapiens’ solutions enable:

●	Rapid deployment of new insurance products – via configurable software and using pre-defined templates, which create a competitive advantage in all the insurance markets we serve.

●	Improvement of operational efficiency and reduction of risk – full insurance process automation, with configurable workflows, audit and control, streamlined insurance practices, and simple integration and maintenance.

●	Reduction of overhead for IT maintenance – easy-to-integrate and simple-to-configure solutions with flexible and modern architecture, resulting in lower costs for ongoing maintenance, modifications, additions and integration.

●	Enhanced omni-channel distribution, communication and focus on the customers – event-driven architecture, a proactive client management approach, rapid access to all levels of data, and a holistic view of clients and distributors.

●	Cloud-first as a preferred deployment model – with the flexibility to also provide an on-premises deployment.

●	Support for digitalization –insurers and financial services institutions who manage to efficiently digitalize their operations, support omni-channel distribution and ensure that agents and customers are able to access real-time, accurate data at any time and from anywhere – including tablets and mobile devices – will unlock massive potential.

●	Cloud services – offering our customers access to a long-term engagement by providing comprehensive support for their daily IT operations, while allowing them to focus on their business KPIs.

Sapiens Property & Casualty Solutions

Sapiens Platform for Property & Casualty

The Sapiens Insurance Platform for Property & Casualty is a future proof, AI-based open, modular and integrated insurance platform which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering supporting end-to-end insurance processes across all lines of business.

Using AI-powered automation, Sapiens’ platform enables smart, data-driven business decisions and increased operational efficiency. The platform is purpose-built to help insurers evolve in the fast-paced world of digital insurance technology. The platform also includes innovative GenAI capabilities for supporting the users in operating on complex and lengthy documents and data pieces.

Sapiens Insurance Platform can be implemented as a pre-integrated platform, or in standalone modules. The platform addresses all P&C carrier needs across all lines of business and distribution channels, offering a wealth of digital features. It is comprised of core (policy, billing and claims), data (advanced analytics) and digital (a full suite) solutions.

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

EMEA and Rest of World

Sapiens IDITSuite for Non-life/General/Short Term Insurance

The Sapiens IDITSuite for Property & Casualty is a cloud-based, component-based, standalone software solution suite that offers policy, billing and claims and forms the core of the Sapiens Platform for Property & Casualty. IDITSuite supports all end-to-end core operations and processes for the non-life P&C market from inception to renewal and claims. This pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more. IDITSuite enables insurers to expand their offerings by testing new lines of business, products and services using our flexible product factory.

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

IDITSuite, and also in combination with Sapiens Digital and Data solutions, includes also advanced AI, ML and GenAI capabilities, bringing strong efficiency, speed op operation, ease of use and productivity to a set of users - both on the digital front and on the back-office users level.

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

Tia Enterprise (Nordics)

Tia Enterprise is a component-based, software solution suite that offers policy, billing and claims. Tia Enterprise can be hosted on-prem or in the cloud and can be extended through an API layer to incorporate ecosystem solutions as well as a digital communications and enablement layer and advanced analytics/BI. Tia Enterprise supports all end-to-end core operations and processes for the non-life market from inception to renewal and claims.

OASIS for MPL

OASIS is a fully integrated collection of components designed to embed core functionalities required in the MPL sector, including underwriting, policy management, claims management, financial management, BI and predictive analytics. The component-based platform delivers maximum out of the box functionality and stationing which ensures OASIS can easily integrate within a legacy environment.

Sapiens Life, Pension & Annuity Solutions

Sapiens Insurance Platform for Life, Pension & Annuities

The Sapiens Platform for Life, Pension & Annuities is A future-proof, AI-based, open, modular and integrated insurance platform, which accelerates adoption, delivers sustained value and empowers insurers to stay ahead. Sapiens Insurance Platform allows insurers to grow with a comprehensive but modular offering supporting end-to-end insurance processes across all lines of business.

Using AI-powered automation, Sapiens’ platform enables smart, data-driven business decisions and increased operational efficiency.

The platform is purpose-built to help insurers evolve in the fast-paced world of digital insurance technology, and includes Sapiens CoreSuite for Life, Pension & Annuities, a comprehensive, configurable, and unified underwriting, policy, billing, and claims software to accelerate insurance transformation across all life & annuities business lines; Sapiens DigitalSuite, a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to enable, sustain, and grow insurance businesses, Sapiens DataSuite a data and analytics solution; In North America the platform also includes Sapiens IllustrationPro, Sapiens ApplicationPro, and Sapiens UnderwritingPro. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address life providers’ needs across all their lines of business and distribution channels. Our mature platform is cloud and API-based, and features a strong core, and advanced analytics, as well as data enablement and full digital engagement capabilities.

The platform also includes advanced AI, ML and GenAI capabilities, as well as using Decision management for streamlining straight-though-process activities, bringing strong efficiency, speed of operation, ease of use and productivity to a set of users - both on the digital front and on the back-office users level.

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

Sapiens ConsolidationMaster for Life & Pension

Sapiens ConsolidationMaster is a purpose-built, end-to-end, legacy, portfolio-focused system with a unique migration methodology that deals with “dirty” data. The solution has a large variety of product templates capable of supporting the compliant administration of legacy products in any language and regulatory jurisdiction. ConsolidationMaster is designed to significantly cut the costs that are commonly associated with legacy platforms.

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

As an integral part of the solution, Sapiens provides strong ML and AI capabilities, especially around the agent/broker portals, to substantially enhance the way agents are executing their roles.

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

DataSuite

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

Sapiens has added strong AI and GenAI capabilities to the system, allowing for automated configuration of business rules via GenAI, ability to seamlessly embed ML cases into the decision logic, and Sapiens continues to invest in those features.

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

Some of Sapiens’ offerings include:

Program delivery includes:

●	Project and program management - Overall program planning, governance, PMO services and risk management

●	Training - Training needs analysis and consulting, train-the-trainer, user training, and application configuration training.

●	Testing - Test strategy consulting, design and planning, SIT / Functional UAT / Business UAT, migration testing, performance / scalability and load testing, security testing and testing automation.

●	Migration consulting- Migration strategy consulting and planning, data extract and load, data cleansing and data reconciliation.

●	Development, implementation and integration - Technical Solution Architecture, Analysis and Design, Development and Configuration, core system integration and project management.

Value added services are comprised of:

●	User acceptance testing (UAT) - is different than system testing. UAT is a complementary stage which focuses on business processes, user’s journeys, and acceptance criteria as outlined in the specifications.

●	Migration Services – full ownership of the migration of systems from one system to another.

●	Analytics Services – let Sapiens’ experts help you build predictive models which are aligned and integrated into your insurance practices.

Cloud services include:

●	Hosting Infrastructure Services: Virtual machines selection based on the applications architecture and performance requirement to ensure a value-for-money approach. Cloud services including, among others, network, business continuity and security.

●	Hosting IT Services: continuous services that obviate the need for local IT involvement to maintain the infrastructure and includes: Operation Control Center (OCC) as a service, Security Operation Center (SOC) as a Service, Backup as a service, DBA as a service, DevOps as a service, and Disaster Recovery (DR) as a service.

●	Applications Cloud Services: extends the standard maintenance agreement to provide additional services for Sapiens’ solutions based on specific customer needs, and may include any of the following: Extended maintenance and support - Customer layer/components defect handling and extended SLA, Application changes – setup / config / workflow / templates, Application operation – batches / release deployment / performance monitoring, Sapiens+ – support for non-Sapiens products (optional).

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

Competitive Landscape for Sapiens’ Insurance Software Solutions

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase Sapiens solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

Sapiens differentiates itself from its competitors via the following key factors:

●	Sapiens offers cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment.

●	Sapiens’ solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens’ platforms

●	Sapiens identifies technology trends and invest in adjusting our solutions to keep pace with today’s frenetic evolutions

●	Sapiens financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products. Sapiens is able to fund R&D investment and maintain the competitive advantage of its products, due to its large and growing customer base and financial stability

●	Sapiens delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Sapiens track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating our abilities in the services space

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

Sapiens believes that its sales teams are sufficiently large to service its target regions – North America, the UK, Europe, APAC, EMEA and South Africa – and to execute sales, while also being assisted by our presales, domain experts and marketing teams. We anticipate that Sapiens’ sales team will leverage its proximity to customers and prospective clients to drive more business, and offer its services across its target markets.

Sapiens’ customer success and account management teams were focused on building ongoing relationships with existing customers during the past year, to maintain a high level of customer satisfaction and identify cross-selling and up-selling opportunities within these organizations. Sapiens believes that a high level of post-contract customer support is important to its continued success and also brings high value to its customers.

As part of its sales strategy, starting in 2024, Sapiens sells a full SaaS Platform package that includes a Sass subscription with license, and upgrades, cloud services, project implementation, product extensions and integration services, and training services. Sapiens aims to expand its distribution model to include more channel partners and system integrators, but it intends to maintain the direct sales model as its prime distribution channel.

Sapiens attends major industry trade shows (both physical and virtual) to improve its visibility and its market recognition. Additionally, Sapiens hosts client conferences– such as its annual Sapiens Summit/Client Conference, . In 2024 Sapiens hosted its North America Summit in Austin Texas. In 2025, Sapiens plans to host two conferences, and International Client conference in Vienna, Austria, and its Annual North America summit in Phoenix, AZ. Sapiens continues investing in its web presence and digital marketing activities to generate leads and enhance our brand recognition. Sapiens maintains a blog channel, podcast and a Vlog, and also invests in its working relationships and advisory services within the global industry-analyst community.

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

Based on its technological capabilities and its specialists, Magic Software enables its clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. Magic Software has approximately 3,787 employees, who serve its clients at any given time and whose skills and specialization are a significant source of competitive differentiation. Magic Software operates through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

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

Throughout our history, we have traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development platform; and the second is our application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. In April 2019, we acquired the SmartUX development platform of PowWow Inc., a leading Low-Code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

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

Magic Software’s software technology platforms consist of:

o	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform – a proprietary low-code platform for application integration

o	Magic xpi cloud native –an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

o	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye – a cloud-based platform pre-packaged but flexible end-to-end data management for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

o	Magic Data Management and Analytics Platform – a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

Magic Software’s Vertical Software Packages

Magic Software’s vertical packaged software solutions include:

o	Clicks™ – offered by its Roshtov subsidiary, Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Hermes Cargo – Hermes Air Cargo Management System and Hub Management System is a proprietary, state-of-the-art, cloud-first event driven software solution for managing air cargo ground handling. The Hermes SaaS, offered as a complete Managed Service, includes Hermes Cloud CMS and HMS, Hermes Business Intelligence (BI) and Data Lakes, Hermes Landside Management, Hermes Track & Trace, Hermes Learning Management System, and Hermes Integration APIs, providing lower entry costs and a pay-as-you-go offering for its customers, as well as pushing customers’ digital credentials. The Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

o	HR Pulse – offered by its Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by its Complete Business Solutions Ltd. subsidiary, MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

o	Nativ – offered by its Menarva Ltd. subsidiary, Nativ is a proprietary comprehensive core system for management of rehabilitation centers.

o	Mobisale – offered by its Mobisoft Ltd. subsidiary, Mobisale is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

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

Magic Software IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack IT Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd (formerly Vidstart Ltd)

●	K.M.T. (M.H.) Technologies Communication Computer Ltd

●	Executive Life Ltd

●	Theoris Group Inc.

Magic Software’s Partnerships and Alliances

Magic Software continues to build on its existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, AWS, GCP, IBM and SugarCRM to enhance its mobile, integration and cloud offerings.

In May 2020, Magic Software’s subsidiary CommIT achieved AmazonAWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success.

In November 2023, CommIT was awarded with AWS System Integrator Partner of the Year in Israel for 2023 in the field of integration, specialized services, and consulting (System Integrator). This award reflects Commit’s expertise and innovation in leveraging AWS technologies to deliver comprehensive and effective solutions for its clients. For the third time in four years, Commit has been honored by AWS, previously earning accolades as Partner of the Year in the Public Sector and Rising Star of the Year. Commit’s expertise plays a pivotal role in facilitating its clients’ seamless migration to the cloud, optimizing workloads, and implementing innovative strategies such as cost optimization. The proven capabilities of Commit’s cloud experts encompass architecture services, migration execution, modernization processes for existing systems, and the establishment of new cloud environments, with specialization in SaaS, IoT, Cyber, Big Data, AI that result in substantial cost savings and cutting-edge cloud applications and services development to its clients.

Building on that, in December 2024, Commit achieved a significant milestone: earning the AWS Generative AI Competency. This prestigious recognition underscores our leadership in delivering innovative AI solutions and highlights our commitment to helping businesses harness Generative AI to drive tangible, measurable outcome. As indicated by AWS, Commit maintains deep and broad technical expertise across various domains, is significantly ahead of most of the competition in advancing their generative AI solutions enabling the successful delivery of complex projects. The AWS Generative AI Competency is awarded to organizations that excel in designing, implementing, and scaling advanced AI applications on AWS. By earning this recognition, Commit has demonstrated the ability to empower businesses with AI-driven solutions that generate real value—whether by optimizing costs, accelerating time-to-market, or enhancing customer experiences. This competency enables Commit to help businesses deploy AI-powered solutions that are not only scalable but also cost-efficient. Leveraging AWS's flexible infrastructure, we reduce deployment times and operational overhead, helping organizations realize value faster. From improving process efficiency to enabling new revenue streams, our solutions are designed to maximize ROI at every stage.

Generative AI is reshaping industries, enabling businesses to solve problems faster and more efficiently. Commit’s expertise lies in turning this potential into actionable outcomes, such as automating workflows, enhancing decision-making through data insights, and improving customer engagement. With AWS tools like Amazon SageMaker, Bedrock, AmazonQ and AWSLambda, Commit builds tailored AI models that streamline operations and deliver measurable impact.

In April 2024, CommIT was awarded with Google Cloud Sales Partner of the Year in Israel for 2023. Building on this achievement, in 2025, Commit was named the Google Cloud EMEA Partner of the Year for Israel, marking a consecutive year of acknowledgment for its unwavering commitment to delivering transformative cloud solutions and consistently exceeding. This highly regarded awards were presented to Commit for its significant contribution to promoting unique innovation and building successful integrated solutions for its Google Cloud customers and recognize Commit’s contribution as a leading Google Cloud partner, demonstrating unique and outstanding positive results to Google Cloud’s partner and sales team. Commit’s win of this awards joins the previous recognition of four of Commit’s team members as “Google Cloud Partner All-Stars for 2023” in the Marketing, Sales, and Solutions Engineering classifications. Commit, is a Premier Partner for Google Cloud in the Sell Engagement Model, which provides services and technology solutions to Google Cloud customers. CommIT has recruited more than 100 new customers in Israel to Google Cloud over the past year alone. Over the years, and particularly over the past year, Commit has helped many customers move to Google Cloud, streamline cloud workloads, save cloud usage costs considerably, and develop new cloud-based apps and services. One of Commit’s specialties is assisting in the comprehensive integration of complex cases and maximizing the optimization of existing cloud capabilities using Google Cloud’s advanced generative AII capabilities.

In recent years, Commit has successfully led, developed and produced many SaaS solutions on AWS, Azure and GCP, for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. CommIT concluded 2024 with 48% growth in cloud revenues and more than doubled the number of cloud experts it employs from 2022 to 2024, which amounts to over 200. Its unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to Market analysts, low-code predictions, this market will experience explosive growth, with projections showing that over 70% of new applications will utilize low-code by 2025. This shift is driven by the urgent need for digital transformation and the increasing adoption of low-code solutions. As analysts highlight, embracing low-code technologies can dramatically accelerate your development and streamline operations. The low-code market is set to experience explosive growth in the coming years. This global market is projected to reach $44.5 billion by 2026, growing at a compound annual growth rate (CAGR) of 19%. This rapid expansion is largely driven by organizations’ increasing need to speed up their digital initiatives while controlling development costs and timelines. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who has relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Magic Software has identified the following trends that are relevant to the markets it operates in:

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye, and Magic’s Data Management and Analytics platformall provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Magic Software’s solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, Magic Software offers a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Its low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic’s Data Management and Analytics platform and Magic FactoryEye, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

Magic Software’s approach to digital transformation goes beyond simply enabling organizations to build custom applications fast. It empowers decision makers to reimagine their products, services, processes and customer interactions with software by removing much of the complexity and many of the challenges associated with traditional approaches to software development. Because Magic Software makes application development easy, organizations can build specific and competitively differentiated functionality into applications to deliver enhanced user experiences and streamlined business operations.

AppBuilder Application Platform

AppBuilder, a platform Magic Software acquired in December 2011, is a proprietary development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

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

Magic xpi Integration Platform

Magic Software believes data is the most valuable competitive asset today as companies increasingly pursue digital transformation initiatives to modernize their businesses. Enormous amounts of data are being generated by people, applications, and devices worldwide. Enterprises are seeking to connect data across their various applications, systems, and IT environments in order to become data-driven businesses. Understanding and connecting these data assets as well as migrating workloads to the cloud, enables superior insights across the business organization, better service of customers, automation of supply chains, and the democratization of secure, governed data access for all employees.

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

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, Magic Software released Magic xpi 3.2 and since then it has continued to develop the Magic xpi channel. Magic Software entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. We also offer special editions of Magic xpi with optimized and certified connectors for specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft SharePoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

Data engineers, Extract-Transform-Load (ETL) developers, and citizen integrators have the ability to use Magic Software’s platform to ingest, transform and integrate data spanning departmental to enterprise scale workloads. These workloads include diverse and distributed data sources in multi-cloud, hybrid environments. The breadth and depth of Magic Software’s data integration capabilities accelerate the aggregation and processing of data to ready it for analytics, data science and enterprise reporting initiatives. Leveraging a simple graphical design experience, users can develop workloads across ETL, Extract-Load-Transform (ELT), real-time and streaming data integration patterns. Magic Software’s platform is designed to integrate structured and unstructured data across on-premises and cloud-native applications, databases, business intelligence tools, data modeling tools, data lakes, data warehouses, mainframes, messaging systems, file systems and IoT devices. Magic Software’s data-lake architecture allows data stewards and business analysts to create an authoritative single-source view of all business-critical data from internal and external sources across multiple data domains, including customers, locations, assets, and employees and many other domain types.

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

FactoryEye

In May 2019, Magic Software launched the release of FactoryEye, a proprietary high performance, low-code, flexible, cloud platform built specially for manufacturers based on a modern architecture enabling advanced manufacturing and organizational intelligence, real-time virtualizations and actionable insights for cross- organizational effectiveness and increased bottom line. Magic Software has hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye.

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

Magic Software Vertical software solutions

Clicks™

Magic Software’s Roshtov subsidiary has approximately three decades of proven experience based on its proprietary comprehensive core software solution for medical record information management systems, using in the design and management of patient-file for managed care and large-scale healthcare providers. The platform, which can be tailor-made to the specific needs of the healthcare provider, is connected to the clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

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

There are four healthcare service providers in Israel, of which the two largest, Maccabi Healthcare Services and Clalit, which account for approximately 80% of the Israeli market, have been our customers since the early 1990’s.

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

Magic Software’s offering includes customizable “out of the box” HCM SaaS Solutions, such as Pilat Frist and Pilat Professional, that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies. The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360-degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

Hermes Cargo

Hermes has been developing and evolving cargo management systems for the air cargo industry since 2002. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Magic Software’s Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes Solution is delivered on a licensed or fully hosted basis.

Hermes systems are built with the specific needs of air cargo handlers and airlines in mind and are amongst the most versatile and sophisticated around. Hermes Solutions are focused on maximizing customer profits by streamlining ground handling processes and employing built-in best practices to reduce handling errors. Hermes team of cargo experts carry out a full business analysis, listen to our customers’ requirements, suggest additional functionality and work with them to deliver an air cargo management solution that is streamlined around their processes and customized to their needs. Hermes works with everyone from smaller cargo handlers to large airlines all over the world and counts Menzies Aviation, Frankfurt Cargo Services, Etihad Airport Services, Pactl’ (Shanghai) and dnata Network among their customers.

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

Magic Software Product Development

Magic Software places considerable emphasis on research and development in order to improve and expand the functionality of its technologies and to develop new applications. Magic Software believes that our future success depends upon our ability to maintain our technological leadership, to enhance its existing products and to introduce new commercially viable products addressing the needs of its customers on a timely basis. Magic Software also intend to support emerging technologies as they are introduced in the same way it has supported new technologies in the past. Magic Software will continue to devote a significant portion of its resources to research and development. Magic Software believes that internal development of its technology is the most effective means of achieving its strategic objective of providing an extensive, integrated and feature-rich development technology. For significant version release see “Magic’s Software Solutions” discussed above.

Magic Software Product-Related Services

Professional Services. Magic Software offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi, Magic BusinessEye, SmartUX and FactoryEye projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. Magic Software believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, Magic Software has built upon its established global presence to form business alliances with our MSPs that use its technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

Maintenance. Magic Software offers our customers annual maintenance contracts providing for unspecified upgrades and new versions and enhancements for its products on a when-and-if-available basis for an annual fee.

Customer Support. Magic Software believes that a high level of customer support is important to the successful marketing and sale of its products. Magic Software’s in-house technical support group provides training and post-sale support. Magic Software believes that effective technical support during product evaluation as well as after the sale has substantially contributed to product acceptance and customer satisfaction and will continue to do so in the future.

Magic Software offers online support systems for its MSPs and end users, providing them with the ability to instantaneously enter, confirm and track support requests through the Internet. These systems support MSPs and end-users worldwide. As part of this online support, Magic Software offers Support Knowledge Base tools providing the full range of technical notes and other documentation including technical papers, product information, and answers to most common customer queries and known issues that have already been reported.

Training. Magic Software conducts formal and organized training on its development tools and packaged software solutions. Magic Software develops courses, pertaining to its principal products and provide trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Magic Software IT Services

Background

The core of Magic Software’s growth strategy is to serve as a one-stop-shop for its clients, helping them accelerate their digital transformation to enhance competitiveness, grow profitability and deliver sustainable stakeholder value. Magic Software uses its deep industry and functional expertise to help clients capture more growth and solve a diverse set of business challenges, including identifying and developing new products and services; improving sales and customer experience; optimizing cost structures; maximizing human performance; harnessing data to improve decision-making; mitigating risk and enhancing security; shaping and delivering value from large-scale cloud migrations; and digitizing manufacturing and operations with smart, connected products and platforms.

Technology is the single biggest driver of change in companies today. Magic Software helps its clients use technology to build their digital core to drive enterprise-wide transformation— such as moving them to the cloud, leveraging data and artificial intelligence, and embedding security and sustainability across the enterprise; by transforming their operations; and by accelerating their revenue growth. Magic Software leverages its scale and global footprint, innovation capabilities, and strong ecosystem partnerships, together with our platforms including to consistently deliver tangible value for our clients.

According to data published by Forrester1 in 2024, and subject to final year-end adjustments, global technology spending was projected to increase by approximately 4.6% in 2024. Within this framework, the software segment was anticipated to grow by approximately 11.5%, while IT services were expected to increase by approximately 3.6%. In comparison, Gartner2 projected global technology spending in 2024 to grow by approximately 7.7%, with the software sector anticipated to expand by 12% and IT services by 5.6%. Gartner further reports that the fastest-growing segment in 20243 was expected to be Data Centers, with a projected annual growth rate of 39.4%, surpassing even the Cloud Computing sector, which has consistently led global IT growth in recent years. Within Cloud Computing, the Infrastructure-as-a-Service (IaaS) segment was forecast to grow by 21.3%4, contributing to an overall cloud spending increase of 19.2% in 2024. The substantial increase in Data Center investments is attributed to the accelerated global adoption of smartphones, personal computers (PCs), and AI-optimized servers. Notably, approximately 70% of AI-optimized servers are procured by service providers and hyper-scale cloud vendors, reflecting a significant shift in infrastructure demand dynamics.

In Israel, forecasts for IT spending in 2024 continued to be influenced by the geopolitical environment and associated macroeconomic uncertainties. According to projections by STKI, a leading Israeli IT market research firm, domestic IT expenditures were expected to increase by only 2.95% for the year.

[1]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048

[2]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

[3]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

[4]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025

Looking ahead to 2025, global analysts anticipate a continuation of the recovery and growth trend in technology investments. Forrester projects an increase of approximately 5.6% in global technology spending in 2025, including 10.5% growth in the software sector and 3.6% in IT services5. Gartner provides a more optimistic forecast, anticipating an overall increase of 9.8% in global IT spending, with the software sector projected to grow by 14.2% and IT services by 9.0%6.

In addition, Data Center investment is expected to remain robust in 2025, albeit at a slightly moderated pace, with projected growth of 23.2%. Cloud Computing expenditures are forecast to grow by 21.5%, with the IaaS segment continuing to lead at an anticipated growth rate of 24.8%7.

In the Israeli market, a notable recovery in IT spending is also expected during 2025. According to STKI, local IT expenditures are projected to grow by approximately 8.17%, reflecting improving market conditions and increased business confidence.

Magic Software services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Its integration services include:

●	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

●	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.

●	Application development - Magic Software specializes in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Magic Software’s development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

Magic Software is a talent- and innovation-led organization with approximately 3,787 people as of December 31, 2024, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,100 experts, the majority of whom are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

[5]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048
[6]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025
[7]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025

Strategic Consulting and Outsourcing Services

Magic Software provides a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the CommIT Group, Infinigy Solutions LLC., The Goodkind Group LLC., EnableIT LLC, Comblack IT Ltd. Shavit Software (2009) Ltd. K.M.T. (M.H.) Technologies Communication Computer Ltd., Executive Life Ltd and Theoris Group Inc., provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its customers. Magic Software’s approach is to make available a broad range of technical personnel to meet the requirements of its customers rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and has worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Magic Software’s consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Magic Software’s customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. Magic Software has built long-term relationships with its customers by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its customers’ sites.

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premise payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. As of December 31, 2024, Michpal group serves more than 8,000 customers, most of which are long-term customers.

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

In May 2020, Michpal completed the acquisition of 70% of the share capital of Liram Finance Software Ltd. (“Liram”), a provider of proprietary integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs, giving its clients, for more than 35 years, complete confidence in their actions and decisions. Liram’s solutions include specialized financial software solutions for preparation and reporting of financial statements, tax declarations, single-entry and double-entry bookkeeping. fixed asset management and depreciation calculations (under the brand name Ram-Nihul).

In 2021, Liram launched its “RamPlus 360” platform, which is a modular platform offering a wide range of Liram’s software solutions under one integrated working environment (on-premises or online). The new platform has already proven its efficacy during the COVID-19 crisis by enabling financial professionals to continue their work offsite and provide crucial real-time and personalized service to their clients even during the COVID-19 lockdown period, while saving time and preventing errors. We believe that the acquisition of Liram is a strategic step towards the expansion of Michpal’s operations in the field of payroll, human resources and financial management and compliance.

On February 19, 2024, following the exercise of a put option, Michpal acquired the remaining outstanding shares of Liram Finance Software Ltd from that company’s minority shareholder. The total purchase consideration amounted to approximately NIS 5.25 million (approximately $1.45 million), of which NIS 1.0 million (approximately $0.3 million) was paid in advance to the seller in 2023.

In January 2022, Michpal launched its digital employee payroll portal— for employer and employee. The portal allows employees 24X7 access to view their pay stubs and payroll tax history, update their profile information such as their mailing address, phone number, and email address, get notification directly from their employer on every monthly salary payment and extract administrative reports including employee’s monthly attendance reports.

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

On March 31, 2025, following the exercise of a put option, our subsidiary Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd for total consideration of NIS 28.2 million (approximately $7.7 million).

On January 1, 2024, Michpal acquired 70% of the outstanding share capital of Heshev Information Systems (2012) Ltd. (“Heshev”) for total consideration of approximately $1.3 million paid in cash. Heshev develops and markets a cloud-native technology platform for managing financial and business operations for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers. The platform includes, among other features, fixed asset management, preparation and submission of financial reports, as well as advanced tools for performing financial simulations and payroll calculations. Additionally, Heshev provides an online platform that enables its clients to manage their financial and business activities entirely digitally, utilizing advanced cloud technologies and providing access to up-to-date professional information. Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Heshev. These options can be exercised during a consecutive three-year period commencing five years from the acquisition date, at an exercise price determined by a mechanism specified in the agreement.

On July 3, 2024, Michpal acquired 60% of the outstanding share capital of Meida Computers Software Solutions (G.D) Ltd. (“Meida”) for total consideration of approximately $12.49 million and up to approximately $0.8 million in additional, contingent consideration, subject to the achievement of targets set in relation to Meida’s operating profit for the year 2024. Meida engages in the development and marketing of advanced solutions for recruitment and human resources management processes. Meida develops and markets “Adam Total,” a leading platform for candidate recruitment and screening in Israel, which integrates artificial intelligence technologies for candidate sourcing and matching, as well as advanced analytical tools for performance analysis and data-driven decision-making.

On October 13, 2024, Michpal acquired 60% of the outstanding share capital of Y-IT Ltd. (“Y-IT”), an Israeli based company, for total consideration of approximately $22.2 million and committed to pay the seller additional contingent consideration subject to Y-IT’s operating profit for the year 2024. Y-IT engages in the development and marketing of a technology platform for managing and optimizing transportation operations and vehicle fleets for companies in the transportation sector. The platform is based on algorithms and automation processes, monitoring tools, attendance data processing and preliminary payroll calculations, advanced financial management tools tailored for the transportation sector, as well as analytical tools for performance management and operational optimization. Y-IT serves over 550 clients in the Israeli transportation industry.

On December 24, 2024, Michpal acquired 70% of the outstanding share capital of Paperless Ltd. (“Paperless”) for total consideration of approximately $2.3 million (of which approximately $0.8 million was paid in January 2025), and committed to pay the seller additional contingent consideration subject to Paperless’ operating profit for the years 2024 through 2026. Paperless is the developer of the cloud-based Paperless platform for digital and online paperless accounting management. The platform is designed for finance professionals, accountants, and tax advisors, and integrates advanced technologies for the automation of accounting processes, including digital invoice processing and automatic journal entry recording. The platform helps its clients improve the efficiency, convenience, and reliability of their financial reporting processes. For further information, please see Note 3(iv) to our consolidated financial statements included in Item 18 of this annual report.

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

Digital Solutions

Zap Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and access to an E-commerce platform that allows them to engage with their consumers. Zap Group regularly seeks to develop attractive digital solutions, which it believes to have market potential for small and medium businesses and their end user. All of Zap Group’s investments in this area have been proven, where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical and financial expertise, marketing experience to help bring these products to market.

E-commerce Solutions

Zap Group provides an E-commerce platform for approximately 1,500 large, medium and small businesses, which operates stores in Israel. The platform, both website and application, allow end users to compare prices of the various stores for over 1.2 million products in 650 categories. The platform provides to more than 120 million visiting end users annually, 300,000 reviews of stores and products and 5,000 quality guides (videos and articles), which allow them to engage through the platform directly with stores for the purchase of a certain product they looked at through the platform. Total online purchases through the platform are estimated at approximately NIS 2 billion annually, which is estimated as constituting 14% out of total online purchase volume in Israel (not including food and beverage).

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

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as “Safra digital marketing”) and 51% of the outstanding share capital of Marcomit Ltd. (“Marcomit”). Safra digital marketing is an Israeli company specializing in social media services, including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises, including advanced branding materials for media and digital advertising.

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

Our Affiliated Company

TSG Systems

TSG Systems, or TSG, is a global high technology company engaged in high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for military, homeland security and civilian organizations.

TSG Systems operates primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of TSG Systems’ major customers. As a result, TSG believes there is a continued demand in the areas of command, control, communications, computer and intelligence (C4I) systems, intelligence, surveillance and reconnaissance (ISR) systems, intelligence gathering systems, border and perimeter security systems, cyber-defense systems. There is also a continuing demand for cost effective logistic support and training and simulation services. TSG Systems believes that its synergistic approach of finding solutions that combine elements of its various activities positions it to meet evolving customer requirements in many of these areas.

TSG Systems tailors and adapts its technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, TSG Systems provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited budgets.

TSG Systems markets its systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, TSG Systems sells its defense, intelligence and homeland security systems and products mainly to the IMOD, which procures all equipment for the Israeli Defense Force (IDF).

TSG Systems civilian segment is involved in the development, delivery, integration, customization, support, and maintenance of advanced systems, products, and software solutions for civilian organizations, primarily in the Israeli market. These offerings include specialized platforms for local authorities, such as systems for tax collection, accounting, welfare management, and education administration. TSG Systems also delivers cybersecurity services to a variety of institutional and corporate clients. Additionally, TSG Systems designs and deploys technological solutions to operate customer service call centers for entities across the financial services, telecommunications, and broader commercial sectors. As of the report date, civilian-sector activities are carried out by wholly owned subsidiaries of TSG Systems including E.P.R. Systems Ltd., Bar Technologies Ltd., and Q.R.T. Quality Security Solutions Ltd.

In 2022, TSG Systems acquired 51% of the outstanding share capital of E.P.R. Systems Ltd. (“EPR Systems”). Headquartered in Israel, EPR Systems has over 20 years of experience and serves more than 100 local authorities in Israel. EPR Systems offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, EPR Systems offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies. In accordance with the purchase agreement, TSG Systems was given the right to acquire an additional 9% of the outstanding share capital of EPR Systems during the first 12 months following the closing based on the 51% closing date deal value. In January 2023, TSG Systems exercised its right and acquired the additional 9% of the outstanding share capital of EPR Systems.

In January 2023, TSG Systems acquired Bar Technologies Ltd., which is an Israeli based company engaged in the development and sale of software and services to local authorities, in aspects related to engineering activities, urban planning, and asset planning, in a manner that complements TSG Systems’ activities and EPR Systems’ activities.

On December 31, 2024, TSG Systems entered into a definitive agreement for the acquisition of all remaining outstanding shares of EPR Systems. This transaction was triggered by TSG Systems’ exercise of a call option stipulated in the initial share purchase agreement. The purchase price for the remaining shares was agreed based on an earnings multiple derived from EPR Systems’ operational results as of December 31, 2024, and is payable in two tranches totaling approximately NIS 53 million (approximately $14.5 million). The consideration is to be paid in two equal instalments of approximately NIS 26.5 million each (approximately $7.27 million): the first upon execution of the option exercise agreement on December 31, 2024, and the second on or before July 1, 2026. This transaction marked the completion of TSG Systems' full acquisition of EPR Systems, aligning with its strategic objective to deepen control over its core municipal software business.

In July 2024, TSG Systems entered into a definitive agreement for the acquisition of 100% of the outstanding share capital of ArtS– Advanced Rail Time Systems Ltd. (“ArtS”), a private company incorporated in Israel. ArtS specializes in the development of test equipment for complex technological systems and system simulators (System of Systems – SOS), as well as integration laboratory systems, primarily serving defense organizations and companies in Israel. Total consideration amounted to NIS 20.5 million (approximately $5.6 million), of which NIS 11.9 million (approximately $3.2 million) was paid in cash upon closing of the transactions. An additional amount of NIS 7.9 million (approximately $2.2 million) represents deferred consideration, presented at fair value, and is scheduled to be paid in December 2025, July 2026, and July 2027. A further amount of NIS 0.7 million (approximately $0.2 million) constitutes contingent consideration, and will be payable on the same dates, subject to adjustments based on ArtS’s operational performance.

In December 2024, TSG Systems entered into a definitive agreement to acquire 100% of the outstanding share capital of Elita Project Management Ltd. (“Elita”), a private company incorporated in Israel. As of the acquisition date, Elita's sole activity was the full ownership of Puzzle Projects Ltd. (“Puzzle”), a company engaged, among other things, in the planning and management of projects, execution of assignments in the fields of technology and operational engineering, training and knowledge transfer, digital and creative services, and the production of exhibitions—primarily for defense-related entities and companies in Israel. Total consideration amounted to NIS 28.9 million (approximately $7.9 million). Of this, NIS 20.5 million (approximately $5.6 million) was paid in cash upon closing of the acquisition; NIS 1.65 million (approximately $0.5 million) was deposited in escrow via a post-dated check; and NIS 0.2 million (approximately $0.1 million) represents contingent consideration, presented at fair value, and is payable in April 2026, subject to conditions related to Puzzle’s performance.

TSG Systems’ offerings include:

Command & Control Solutions

TSG offers sophisticated and innovative command and control solutions that support military and civilian sectors on land, air and sea. TSG provides a variety of command and control solutions ranging from strategic battlefield management to tactical and special operations forces. TSG systems cover all echelons of management, from national and regional levels down to the operational and tactical levels. Its systems are field proven and used by military forces, security services and public safety organizations worldwide.

The command and control solutions developed by TSG are designed to enable the management, control, and oversight of its clients’ relevant operational data, and to manage operational areas across different arms in the field (land, air, and sea). In this framework, TSG’s solutions facilitate the internal processing of data received through the systems, provide precise information on the relevant operational areas, and plan activities through a central control and command center, allowing proper flow of information along the entire chain of command, presenting a unified and complete picture. Furthermore, there are command and control solutions developed by TSG that are intended to be integrated as part of other third-party solutions, such as radar systems. Generally, TSG operates as a subcontractor for these entities, developing integrated command and control systems, including in C4ISTAR configurations.

Among the command and control systems developed by TSG are: i) the Israeli Defense Forces’ General Staff command and control platform— “Triat Agam”— a central C4ISR system of the IDF General Staff designed to link received information with different arms in the field (as of the date of this annual report, and given the completion of the system’s development and implementation, TSG is primarily engaged in the maintenance and upgrade of this system); ii) “Avnei Hoshen”— developed and maintained by TSG for monitoring and controlling the IDF C4I Branch’s communication network; and iii) the “Shual” C4ISR system for Israel IDF Home Front Command— which is installed in municipalities and local authorities across Israel, for activities with Israel IDF Home Front Command. The development process for most of these systems (which generally involves software aspects) is funded by the client, which specifies its needs in each case.

Intelligence, Surveillance and Knowledge Management Solutions

TSG Systems Intelligence solutions for security agencies and defense forces meet the demand for accurate and timely intelligence, based on multiple sources and sensors. TSG Systems’ unique technologies cover the entire life-cycle of intelligence, from acquisition to fusion, analysis, distribution, target management and more. TSG Systems’ Knowledge Management solutions provide public sector bodies with the capacity to effectively manage their organizational data, support decision making and follow-up. Thes type of solutions are primarily marketed to security agencies and law enforcement bodies domestically (in Israel) and internationally. These entities utilize these solutions for mapping and analyzing intelligence data, enabling the planning of complex operations and tactical action plans. These capabilities are crucial for preparing and executing strategies that require precise, real-time information to make informed decisions on the ground.

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

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	U.S. dollars, in thousands
	2023	2024
Israel	$1,600,763	$1,745,132
International:
United States	644,918	612,196
Europe	315,081	336,285
Africa	26,035	26,935
Japan	11,881	13,678
Other (mainly Asia pacific)	22,225	23,285
Total	$2,620,903	$2,757,511

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

Matrix’s and Magic Software’s Competitive Landscape

Matrix’s and Magic Software’s principal competitors in the domestic Israeli market are Israeli IT services companies and systems integrators such as: Hilan, Malam-Team, One, Aman, Elad, Yael, Emet Computing, Amdocs, Abra, SQLink, Log-on, HMS, Speedvalue, Kyndryl, IBM Israel, and others. Furthermore, there are dozens of medium and small companies operating in Israel, specializing in the fields of activities in which Matrix and its subsidiaries are engaged, which are also among its competitors.

Matrix’s main competitors in the engineering fields are companies specializing in project management for construction and infrastructure, engineering planning firms, environmental consulting and planning companies, and master planning management firms. These include Eldad Spivak Engineering, Gadish Group, Epstein Project Management, HPT Engineering, and Baran Group.

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

Matrix’s and Magic Software’s competitors in the United States market include many companies that provide similar services to those of Matrix and Magic Software, as well as providers of offshore services (mainly from India) which utilize low rates.

To improve Matrix’s and Magic Software’s competitive advantages for their respective offerings in the U.S market, each of Matrix and Magic Software takes steps to reduce the cost of its services by i) performing some of the activities in its Offshore Centers in India (in the case of Matrix, through its subsidiary Xtivia), ii) utilizing its Nearshore Development Centers, recruiting employees for full-time remote work all over the U.S., and iii) by using development resources from Israel. Matrix’s and Magic Software’s international competitors in the Israeli marketplace include Microsoft, IBM, HP and Oracle. These international competitors often use local subcontractors to provide personnel for contracts performed in Israel. Most of these international entities are also business partners of Matrix. The main competitors with respect to infrastructure solutions include One-1, Malam-Team and Emet Computing. With respect to cloud services, competitors include All Cloud and DoIT. Additionally, cloud infrastructure providers such as Google, Microsoft, Azure and Amazon Web Services present competition by offering customers the option to purchase third-party software subscriptions directly from them.

Matrix’s competitors with respect to training are the training centers of the Technion, IITC, HackerU, Ness Technologies, SQLink and Sela.

In the GRC field, Matrix competes in some cases against large corporations such as IBM, Accenture, Oracle, and the consulting divisions of the Big-4 accounting firms, as well as system manufacturers that provide implementation and support services for their own systems, which compete with Matrix’s services.

In the Office Automation field, the Israeli market is characterized by relatively high entry barriers, including substantial capital investments in machinery and the establishment of a logistics and service infrastructure. To the best of our knowledge, Matrix’s main competitors in this field are Getter, Yazamco, Mafil, Copytech, and Tzilomatick.

RDT Equipment and Systems, a subsidiary of Matrix, operates in a variety of fields in the Israeli market and does not have direct competitors across all of its areas of activity combined; however, it does face competition in each individual field. For example, in the field of testing and measurement, RDT competes with companies such as SchneiTech and UniT. In the field of automation, RDT competes with companies such as Siemens, ABB, Zik, and others.

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

Competitive Landscape for Insurance Software Solutions

Sapiens’ competitors in the insurance software solutions market differ from us based on size, geography and lines of business. Some of Sapiens competitors offer a full suite, while others offer only one module; some operate in specific (domestic) geographies, while others operate on a global basis and delivery models vary, with some competitors keeping delivery in-house, using IT outsourcing (ITO), or business process outsourcing (BPO).

The insurance software solutions market is highly competitive and demanding. Maintaining a leading position is challenging, because it requires:

●	Development of new core insurance solutions, which necessitates a heavy investment in R&D and in-depth knowledge of complex insurance environments

●	Technology innovation to attract new customers, with rapid, technology-driven changes in the insurance business model and new propositions coming

●	A global presence and the ability to support global insurance operations

●	Ability to manage multiple partnerships, due to the changing landscape of insurers’ ecosystems

●	Extensive knowledge of regulatory requirements and how to fulfill them (they can be burdensome and require specific IT solutions)

●	Continued support and development of the solutions entails a critical mass of customers that support an ongoing R&D investment

●	Know-how of insurance system requirements and an ability to bridge between new systems and legacy technologies

●	Enabling mission-critical operations that require experience, domain expertise and proven delivery capabilities to ensure success

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

Different types of competitors include:

●	Global software providers with their own IP

●	Local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance industry

●	BPO providers who offer end-to-end outsourcing of insurance carriers’ business, including core software administration (although BPO providers want to buy comprehensive software platforms to serve as part of the BPO proposition from vendors and may seek to purchase our solutions for this purpose)

●	Internal IT departments, who often prefer to develop solutions in-house

●	New insurtech companies with niche solutions

We differentiate Sapiens from its potential competitors for insurance software solutions through the following key factors:

●	Sapiens offers cloud-based innovative and modern software solutions, with rich functionality and advanced, intuitive user interfaces, based on deep domain expertise and insurance know how

●	Sapiens uses model-driven architecture that allows rapid deployment of the system, while reducing total cost of ownership and benefiting from cloud deployment

●	Sapiens’ solutions are built using an architecture that allows customers to implement the full solution or components, and readily integrate the solution or individual components into their existing IT landscape

●	Strong and global partnership program, with established IT players and new insurtech companies, to ensure linkage to innovative technologies and new business models, as well as ongoing work to embed innovation into Sapiens platforms

●	Sapiens identifies technology trends and invests in adjusting its solutions to keep pace with today’s frenetic evolutions

●	Sapiens’ financial stability, and its large and growing global customer base, enables it to fund R&D investment and maintain the competitive advantage of its products Sapiens is able to fund R&D investment and maintain the competitive advantage of its products, due to its large and growing customer base and financial stability.

●	Sapiens’ delivery methodology is based on extensive insurance industry experience and cooperation with large insurance companies globally. Sapiens’ track record over the past few years in developing a strong offshore development center is also a significant parameter in differentiating its abilities in the services space

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

Magic Software’s Competitive Landscape

The markets for Magic Software Magic xpa and Magic xpi platforms are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, mergers and acquisitions, and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to continue to intensify. The growth of cloud adoption and mobile markets increases the competition in these areas. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to our direct competitors and other players.

With Magic xpa, Magic Software competes in the low-code application platform, SOA architecture and enterprise mobility markets. Our main competitors in those markets fall into two categories: (1) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform; and (2) providers of low-code development platforms, such as Base44, Lovable, Salesforce.com, ServiceNow, Power Apps, Retool, OutSystems, Appian and Mendix.

As Magic Software’s market grows, we expect it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in Magic Software’s market include:

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

With Magic xpi, Magic Software competes in the integration platform market, which is highly competitive and rapidly evolving. Among its current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell–Boomi, Scribe and Software AG.

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

As Magic Software’s market grows, we expect that it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in Magic Software’s market include:

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

We believe Magic Software generally competes favorably with its competitors with respect to the features, security and performance of its platform, the ease of integration of its applications and the relatively low total cost of ownership of its applications. However, many of Magic Software’s competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines and larger and more mature intellectual property portfolios.

Magic Software’s goal is to maintain its technological advantages, time to market and worldwide sales and distribution network. Magic Software believes that the principal competitive factors affecting the market for its products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities of ERP, CRM and other application vendors for enterprise integration.

Michpal’s Competitive Landscape

With respect to Michpal, the market in which it operates is very fragmented and among its current competitors in the Israeli market in which it operates are mainly Hilan, MalamTeam, Tamal, Synel, Oketz systems and others.

Our goal is to maintain Michpal’s technological advantages, time to market, sales and distribution network. Michpal believes that the principal competitive factors affecting the market for its products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions that extend its capabilities to effectively manage its operations and reduce its business risks in the face of changing business environments.

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues, which may impact our quarterly results. Following is the quarterly breakdown, by percentage, of standard working hours in each quarter of 2024 and 2025 in the Israeli market, which accounts for approximately 63% of our annual revenues:

	1st quarter	2nd quarter	3rd quarter	4th quarter
2024	25.5%	23.6%	26.3%	24.6%
2025	25.5%	24.5%	25.4%	24.6%

In 2024, seasonality due to the Jewish holiday periods adversely impacted the second and fourth quarters (in addition to any adverse impact on working hours caused by the reserve military duty of various workers). In 2025, we expect seasonality due to the Jewish holiday periods to adversely impact the second and fourth quarters.

The following table presents our allocation of revenues per quarter in 2023 and 2024 (by percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2023	25.6%	25.0%	25.0%	24.4%
2024	25.3%	24.2%	25.4%	25.1%

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

Intellectual Property Rights

Sapiens, Magic Software, Matrix (with respect to its proprietary ERP Tafnit system), Michpal, TSG, ZAP Group and their subsidiaries rely on a combination of contractual provisions and intellectual property law to protect their proprietary technology. We believe that due to the dynamic nature of the markets in which we operate and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services, build upon the protection offered by copyrights. We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use its products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of its products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. Sapiens’ trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens’ use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. We have registrations for the mark “Sapiens” in the U.S., U.K., Benelux, Germany, France, Italy Switzerland, Israel, South Africa and the European Union. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

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

With respect to our defense sector activities, the Israeli Ministry of Defense usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG Systems’ revenues in 2022, 2023 and 2024 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG Systems attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract. Accordingly, TSG Systems is bound by an agreement with the Israeli Ministry of Defense, dated June 26, 2019, for an indefinite period, under which it will pay royalties based on all receipts from security exports, after deducting certain expenses, as detailed in the agreement. As of the date of this annual report, the total amount of royalties that TSG Systems paid from its total sales within the framework of security exports is immaterial.

Regulatory Impact

The global financial and defense services industries served in particular by Sapiens, Matrix, Magic Software, Michpal, TSG Systems and their subsidiaries are heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the European Union General Data Protection Regulation, or GDPR, in the EU, the CCPA, a statute that went into effect on January 1, 2020 in California (and similar privacy legislation in New York and elsewhere in the U.S.), the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, regulators in Europe have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of bank assurance (selling insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity – such as that occurring in Europe – would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

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

Environmental, Social & Governance Matters

Our subsidiaries place an emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for their respective customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and to adhere to outstanding ethical business practices. Our subsidiaries have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of their business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. For example, Sapiens specifically is proud to encourage female advancement in its company, with 36% of its executive leadership consisting of women in 2024. Matrix specifically is also proud to foster a strong female voice in its company, with 52% of its overall human capital resources consisting of women in 2024. We strive to grow women’s representation within our operations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the control and ownership of our directly held investments in subsidiaries and affiliates, as of April 30, 2025.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	48.14%

Sapiens International Corporation N.V.	Cayman Islands	43.50%

Magic Software Enterprises Ltd.	Israel	46.71%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	42.34%

InSync Staffing Solutions, Inc.	Delaware	90.09%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

Shamrad Electronic (1997) Ltd	Israel	100%

Hashahar Telecom and Electricity Ltd	Israel	51.0%

Other associated company	Israel	21.45%

The common shares of Sapiens and the ordinary shares of Magic Software are each traded on the Nasdaq Global Select Market and on the TASE, and the ordinary shares of Matrix are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option by Magic Software to extend for an additional two 5-year term. In 2024, Magic Software paid $0.7 million under that lease. In addition, Magic Software subsidiaries lease office spaces in the United States, Israel, Europe, India, Japan and South Africa. In 2024, Magic Software’s rent costs for those additional facilities totaled $3.5 million, in the aggregate. We believe that Magic and our existing facilities are adequate for our current needs.

Matrix leases approximately 773,785 square feet of office space in various locations in Israel (primarily in Kfar Saba, Tel Aviv, Rosh HaAyin, Jerusalem, Modi'in, Tefen, and Lod) pursuant to leases of varying duration, which includes the facility in Kfar Saba that as of 2024 serves as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 54,756 square feet of office space in locations outside of Israel, in the United States, Bulgaria, Macedonia , India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In 2024, Matrix moved its headquarters to a new campus in the O-TECH complex in Kfar Saba. The new campus consists of 172,222 square feet of office space across 14 building floors and 150,695 square feet of parking space across 5 building floors. The lease term for the new campus expires in January 2032, with an option by Matrix to extend for an additional two 5-year term with an annual rent cost of approximately NIS 20 million (approximately $5.5 million). In the year ended December 31, 2024, Matrix’s rent costs totaled NIS 74.5 million (approximately $20.1 million), in the aggregate, for all of its leased offices. We believe that Matrix’s existing facilities are adequate for its current needs.

Sapiens leases office space in India, Israel, the United States, Poland, Latvia, Lithuania, Germany, The United Kingdom, Spain, China, Denmark, Portugal, Turkey and South Africa. The lease terms for the spaces that Sapiens currently occupies are generally one to five years, with the lease term for one site extending to 2031, and another one to 2036. Based on Sapiens’ current occupancy, it leases the following amount of space in the following locations (offices over 500 square feet), which constitute Sapiens’ primary locations: in India, approximately 160,641 square feet; in Israel, approximately 79,489 square feet of office space; in the United States, approximately 24,698 square feet (13,890 square feet that is used by Sapiens, while 10,808 square feet is subleased); in Poland, approximately 23,451 square feet; in Germany, approximately 9,086 square feet; in Lithuania, 24,370 square feet (14,516 square feet that is used by Sapiens)— Sapiens plans to relocate to a site that has 9,851 square feet in March 2025, as its lease at its current site expires in March 2025; in Latvia, approximately 21,362 square feet; in Denmark, approximately 4,355 square feet; in the United Kingdom, approximately 7,374 square feet; in Spain, approximately 6,700 square feet; and in China, approximately 5,175 square feet. Sapiens Israeli offices house its corporate headquarters, as well as its core delivery research and development activities. We believe that Sapiens’ existing facilities are adequate for our current needs. In 2024, Sapiens’ rent costs totaled $8.4 million, in the aggregate, for all of its leased offices. We believe that Sapiens’ existing facilities are adequate for its current needs.

Michpal leases approximately 58,141 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petach-Tikva that serves as Michpal’s corporate headquarters. During the year ended December 31, 2024, Michpal’s rent costs totaled NIS 5.1million (approximately $1.4 million), in the aggregate, for its leased office space.

Zap Group leases approximately 44,735 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petah-Tikva that serves as Zap Group’s corporate headquarters. During the year ended December 31, 2024 Zap Group’s rent costs totaled $1.0 million, in the aggregate, for its leased office space.

Ofek leases approximately 18,600 square feet of office space in Netanya, Israel, under a lease agreement entered in March 2020 for a term of six (6) years. During the year ended December 31, 2024, Ofek’s rent costs totaled $0.1 million, for its leased office space.

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

Other than our joint control of TSG Systems, in which each of Formula and Israeli Aerospace Industries Ltd. holds 42.71% of its voting power (as of December 31, 2024), and our 21.45% share interest in an associate company, we currently have effective control under IFRS 10 in each of our other investees, consisting of Matrix, Sapiens, Magic Software, Michpal, Ofek Aerial Photography, InSync, Shamrad Electronics, Zap Group and Hashahar Telecom, despite the lack of absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2024, and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(3) to our consolidated financial statements included in Item 18 of this annual report.

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

Our consolidated financial statements for the years ended December 31, 2023 and 2024 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2023 and 2024. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2022, 2023, and 2024.

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

Our functional and reporting currency

Based on our examination and evaluation of the primary economic environment in which Formula currently operates and expects to continue to operate and, taking into consideration the recent trends and our forward-looking business strategy, in accordance with the International Accounting Standard 21 (IAS 21), the currency of the primary economic environment in which Formula’s operations on a standalone basis are currently conducted is the NIS. The functional currencies applied by our investees which are consolidated in these financial statements are the currencies of the primary economic environment in which each one of them operates. We have elected to use the dollar as our reporting currency for all years presented since we believe that financial statements in U.S. dollars provide more relevant information to our investors and users of the financial statements.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2024 and 2023. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2023 and 2022. In order to view that latter analysis, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on May 15, 2024, which analysis is incorporated by reference herein.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following tables set forth certain data from our statement of profit or loss for the years ended December 31, 2023 and 2024, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Statements of Profits or Loss

(U.S. dollars, in thousands)

	2023	2024
Revenues	$2,620,903	$2,757,511

Cost of revenues	1,977,192	2,072,828

Gross profit	643,711	684,683

Research and development expenses, net	77,968	84,380

Selling, marketing, general and administrative expenses	326,375	335,151

Capital gain	-	5,369

Operating income	239,368	270,521

Financial expenses	(42,134)	(38,063)

Financial income	13,800	15,920

Pre-tax income before share of profits of companies accounted for at equity, net	211,034	248,378

Share of profits of companies accounted for at equity, net	773	2,077

Taxes on income	46,075	56,665

Net income	$165,732	$193,790

Attributable to:
Equity holders of the Company	64,014	79,670
Non-controlling interests	101,718	114,120

Statement of Profits or Loss as a

Percentage of Revenues

	2023	2024
Revenues	100%	100%

Cost of revenues	75.4%	75.2%

Gross profit	24.6%	24.8%

Research and development expenses, net	3.0%	3.1%

Selling, marketing, general and administrative expenses	12.5%	12.1%

Capital gain	-%	0.2%

Operating income	9.1%	9.8%

Financial expenses	(1.6)%	(1.4)%
Financial income	0.5%	0.6%

Pre-tax income before share of profits of companies accounted for at equity, net	8.0%	9.0%

Share of profits of companies accounted for at equity, net	0.1%	0.1%

Taxes on income	1.8%	2.1%

Net income	6.3%	7.0%

Attributable to:
Equity holders of the Company	2.4%	2.9%
Non-controlling interests	3.9%	4.1%

Revenues. Revenues in 2024 increased by approximately 5.2%, from $2,620.9 million in 2023 to $2,757.5 million in 2024. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by approximately 5.5%, from $1,927.5 million in 2023 to $2,032.6 million in 2024, and revenues from the sale of our proprietary software products and related services increased by approximately 4.5%, from $693.4 million in 2023 to $724.9 million in 2024.

Software Services Revenues

The increase in software services revenues was recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software, Zap, Ofek Aerial Photography, Shamrad and Hashahar Telecom (the last of which was included for the first time in our revenues beginning from its consolidation as of October 2024) — and was primarily due to growth in their revenues as described below.

Matrix

Matrix’s revenues reported under this revenue stream increased from NIS 5,086.4 million (approximately $1,380.3 million) in 2023 to NIS 5,411.7 million (approximately $1,463.1 million) in 2024, reflecting an increase of approximately 6.4% when measured in NIS, Matrix’s local currency (compared to 6.0% when measured in U.S dollars). The increase in Matrix revenues recorded under this revenue stream compared to the prior year, 2023, was primarily attributable to an expansion in operations within the Matrix Information Technology Solutions and Services, Consulting, and Management in Israel business segment, along with growth in Matrix’s Sales, Marketing, and Support of Software Products business segment. These increases were partially offset by a decline in revenues from Matrix’s Information Technology Solutions and Services in the United States business segment. The majority of the revenue growth was organic. The effect of first-time consolidation of newly acquired entities—Ortec (consolidated as of December 2024) and Alacer (consolidated as of the fourth quarter of 2024)— was minimal, as those consolidations occurred at the end of the year. Excluding the effect of those consolidations, Matrix achieved organic revenue growth of approximately 6.5% for the full year. When further excluding the impact of increased revenues reported on a net basis (referring mainly to cloud), the organic growth rate amounted to approximately 9.9% for 2024.

Magic Software

Magic Software's revenues under this revenue stream increased by approximately 3.6%, from $455.5 million in 2023 to $472.0 million in 2024. This growth (the majority of it was organic) was primarily driven by: (i) strong demand from existing customers in Israel and internationally—particularly within the financial, High-Tech and defense sectors—for Magic Software’s professional services; and (ii) the full-year consolidation of revenues from its subsidiary, K.M.T. Software Integration Ltd. (“KMT”), acquired on June 8, 2023, which contributed approximately $2.8 million to total revenues. These positive contributions were partially offset by a decrease of approximately $26.8 million in revenues from professional services in North America. The decline was primarily attributable to the decision of Magic Software’s largest revenue-generating client to suspend, without prior notice and due to internal considerations unrelated to Magic Software’s performance, significant portions of its active time-and-materials-based project beginning in the third quarter of 2023.

ZAP Group

Zap Group’s revenues, reported under this revenue stream, decreased by approximately 12.4% from $14.1 million in 2023 to $12.3 million in 2024. The decrease in Zap Group’s revenues reported under this revenue stream was primarily attributable to a decrease in the demand for Zap Group’s advertising services, which was mainly a result of Israel’s “Iron Swords” war against Hamas and other terrorist groups.

Ofek Aerial Photography

Ofek Aerial Photography’s revenues, reported under this revenue stream, increased by approximately 46.5% from $8.9 million in 2023 to $13.0 million in 2024. The increase in Ofek Aerial Photography’s revenues reported under this revenue stream was primarily attributable to the first-time consolidation of Ofek Aerial Photography’s subsidiary Yona Engineering Consulting & Management Ltd., acquired on March 31, 2024, which contributed $3.8 million to its revenues, and to improved demand from existing customers in Israel particularly within the defense sector, mainly resulting from the “Iron Swords War”.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was primarily attributable to i) the increase of Sapiens revenues by approximately 5.4% from $514.6 million in 2023 to $542.4 million in 2024 and ii) the increase of Michpal revenues by approximately 19.8% from $28.6 million in 2023 to $34.2 million in 2024; offset, in part, by the decrease by approximately 17.6%, from $31.2 million in 2023 to $25.7 million in 2024, in Zap Group’s revenues, reported under this revenue stream, resulting from a decrease in the demand for Zap Group’s advertising services mainly resulting from the “Iron Swords War”.

Sapiens

Sapiens’ revenues increased by $27.8 million, or 5.4%, to $542.4 million for the year ended December 31, 2024 from $514.6 million for the year ended December 31, 2023. The increase in revenues of approximately $27.8 million for the year ended December 31, 2024 was primarily attributable to Sapiens’ core solutions. Sapiens’ revenues in North America increased by $13.4 million, or 6.3%, to $225.6 million for the year ended December 31, 2024 from $212.2 million for the year ended December 31, 2023. That increase was attributable to organic growth of Sapiens’ insurance products, mainly in the P&C business. Sapiens’ revenues in Europe increased by $12.5 million, or 4.9%, to $269.7 million for the year ended December 31, 2024 from $257.2 million for the year ended December 31, 2023. That increase was primarily attributable to the organic growth of Sapiens’ core business P&C and L&P. Sapiens’ revenues in the rest of the world increased by $1.9 million, or 4.3%, to $47.1 million for the year ended December 31, 2024 from $45.2 million for the year ended December 31, 2023.

Michpal

Michpal Group’s revenue reported under this revenue stream increased from NIS 105.2 million (approximately $28.6 million) in 2023 to approximately NIS 126.8 million (approximately $34.2 million) in 2024, reflecting an increase of 20.5% when measured in NIS. The increase in revenues of approximately NIS 21.6 million for the year ended December 31, 2024, was primarily attributable to increased demand for Michpal’s group payroll and financial solutions and to the first-time inclusion of revenues from Heshev Information Systems (consolidated as of January 2024), Meida Computers Software Solutions (G.D) Ltd. (consolidated as of July 2024) and Y-IT Ltd (consolidated as of October 2024).

Magic Software:

Magic Software’s revenues, reported under this revenue stream, increased by approximately 1.2% from $79.6 million in 2023 to $80.5 million in 2024. The increase in Magic Software’s revenues reported under this revenue stream was primarily attributable to increased demand for Magic Software’s software solutions and third-party products.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues and (ii) software services revenues for the years ended December 31, 2023 and 2024, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2023 to 2024, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2023		Year	2024
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	693,426	26.46%	31,474	724,900	26.29%
Software services	1,927,477	73.54%	105,134	2,032,611	73.71%
Total	2,620,903	100%	136,608	2,757,511	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2023 and 2024, respectively, were as follows:

	Year ended December 31,
	2023	2024
	($ in thousands)
Israel	$1,600,763	$1,745,132
International:
United States	644,918	612,196
Europe	315,081	336,285
Africa	26,035	26,935
Japan	11,881	13,678
Other (mainly Asia pacific)	22,225	23,285
Total	$2,620,903	$2,757,511

Cost of Revenues. Cost of revenues consists primarily of compensation expense to employees and subcontractors, royalties and licenses payable to third parties, amortization of acquired technologies, capitalized software and depreciation, cloud-related cost, and hardware and other materials costs. Cost of revenues increased by 4.8% from $1,977.2 million in 2023 to $2,072.8 million in 2024. As a percentage of total revenues, costs of revenues in 2023 and 2024 remained relatively stable at 75.4% in 2023 compared to 75.2% in 2024.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $365.6 million in 2023 to $377.4 million in 2024. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services decreased slightly from 52.7% in 2023 to 52.1% in 2024.

The cost of revenues for software services increased from $1,611.6 million in 2023 to $1,695.4 million in 2024. As a percentage of software services revenues, costs of revenues for software services remained relatively stable, at 83.4% in 2024 compared to 83.6% in 2023.

Matrix

Matrix’s cost of revenues increased by approximately 6.2%, when measured in NIS, Matrix’s local currency, from NIS 4,467.9 million (approximately $1,212.6 million) in 2023 to NIS 4,746.5 (approximately $1,283.3 million) in 2024. The increase in absolute cost of revenues was in line with the increase in Matrix revenues. Cost of revenues amounted to 85.1% as a percentage of Matrix’s revenues during the year ended December 31, 2024, which represented a slight decrease from the corresponding percentage for the year ended December 31, 2023, which was 85.4%.

Matrix’s cost of revenues for each of the years ended December 31, 2023 and 2024 does not include amounts of share-based compensation.

Sapiens

Sapiens’ cost of revenues increased by $11.4 million, or 3.9%, to $303.4 million for the year ended December 31, 2024, as compared to $292.0 million for the year ended December 31, 2023. The increase was mainly attributable to costs related to Sapiens’ support for its overall organic core business growth, which was mainly comprised of compensation expense to employees and subcontractors in an amount of $9.0 million. Cost of revenues amounted to 55.9% as a percentage of Sapiens’ revenues during the year ended December 31, 2024, which represented a decrease of 0.9% from the corresponding percentage for the year ended December 31, 2023, which was 56.8%.

Sapiens’ cost of revenues for each of the years ended December 31, 2023 and 2024 does not include amounts of share-based compensation.

Magic Software

Magic Software’s cost of revenues increased by approximately 3.3%, from $382.1 million in 2023 to $394.7 million in 2024. This increase was consistent with the year-over-year growth in total revenues, which rose by 3.3% from $535.1 million in 2023 to $552.5 million in 2024. As a percentage of revenues, cost of revenues remained stable at 71.4% for both the year ended December 31, 2023 and the year ended December 31, 2024. Magic Software’s cost of revenues for each of the years ended December 31, 2023 and 2024 does not include amounts of share-based compensation.

InSync

InSync’s cost of revenues increased by 1.7% from $44.5 million in 2023 to $45.3 million in 2024 despite InSync’s revenues remaining relatively stable at $52.5 million in 2024 compared to $52.7 million in 2023. Cost of revenues amounted to 86.3% as a percentage of Insync’s revenues during the year ended December 31, 2024, which reflects an increase by 19 basis points from the corresponding percentage for the year ended December 31, 2023, measured at 84.4%. Insync’s cost of revenues for each of the years ended December 31, 2023 and 2024 does not include amounts of share-based compensation.

ZAP Group

Zap Group’s overall cost of revenues decreased by approximately 12.6% from $19.2 million in 2023 to $16.8 in 2024. Cost of revenues amounted to 44.1% as a percentage of Zap Group’s revenues during the year ended December 31, 2024, which was an increase of 17 basis points from the corresponding percentage for the year ended December 31, 2023, measured at 42.4%. The decrease in Zap Group’s absolute cost of revenues was in line with the decrease in Zap Group’s overall revenues from $45.3 million in 2023 to $38.1 million in 2024. The decrease in Zap Group’s overall revenues was mainly attributable to lower levels of demand in 2024 compared to 2023 primarily resulting from the continued challenging economic environment due to relatively high interest rates, persistent inflation and reduced capital spending, along with the consequences of the outbreak of the “Iron Swords War”.

Zap Group’s cost of revenues for each of the years ended December 31, 2023 and 2024 does not include amounts of share-based compensation.

Ofek Aerial Photography

Ofek Aerial Photography’s cost of revenues, increased by approximately 45.3%, from $5.9 million in 2023 to $8.5 million in 2024, in line with the increase in Ofek Aerial Photography’s revenues, which grew by 46.5% year over year. The increase in Ofek Aerial Photography’s cost of revenues was primarily attributable to the first-time consolidation of Ofek Aerial Photography’s subsidiary Yona Engineering Consulting & Management Ltd., acquired on March 31, 2024, which contributed $2.3 million to its cost of revenues.

Michpal

Michpal’s cost of revenues increased by approximately 7.6% from $15.0 million in 2023 to $16.1 million in 2024, in line with the increase in Michpal’s revenues, which grew by 11.7% year over year. The increase in Michpal’s cost of revenues was primarily attributable to the first-time inclusion of cost of revenues of Heshev Information Systems (consolidated as of January 2024), Meida Computers Software Solutions (G.D) Ltd (consolidated as of July 2024) and Y-IT Ltd (consolidated as of October 2024).

Operating Expenses:

Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of compensation expense to employees and subcontractors engaged in research and development. Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.

Research and development expenses, gross, increased from $88.0 million in 2023 to $94.4 million in 2024, mainly due to an increase in Sapiens’ number of R&D employees in 2024 compared to 2023, along with, to a certain extent, the full-year effect of an increase in compensation expenses to employees, which was mostly implemented with respect to the employees of Magic Software’s subsidiary, Appush Ltd.

Capitalization of software costs in 2023 and 2024 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, Sapiens and certain of its subsidiaries, and Michpal and certain of its subsidiaries). Research and development expenses, net, increased from $78.0 million in 2023 to $84.4 million in 2024, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, slightly increased from 3.0% in 2023 to 3.1% in 2024. Research and development expenses for the years ended December 31, 2024 and 2023 do not include expense amounts for share-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of compensation expense to employees and subcontractors involved in sales, marketing, management and administrative functions, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $326.4 million in 2023 to $335.2 million in 2024. As a percentage of revenues, SMG&A expenses slightly decreased from 12.5% in 2023 to 12.2% in 2024.

The increase in SMG&A expenses in 2024 was mainly attributable to an increase of $3.0 million in Matrix’s SMG&A expenses, primarily resulting from the expansion in the scale of Matrix’s operations in 2024 compared to 2023. Notably, despite the absolute increase, these expenses declined as a percentage of Matrix’s total revenues from 7.1% in 2023 to 6.9% in 2024. Matrix’s SMG&A expenses for 2024 included NIS 22.2 million (approximately $6.0 million) in amortization of intangible assets recognized in connection with business combinations, compared to NIS 26.7 million (approximately $7.2 million) in the prior year. Matrix’s administrative and general expenses for 2024 included NIS 18.0 million (approximately $4.9 million) related to share-based compensation, compared to NIS 16.1 million (approximately $4.4 million) in 2023. Our increased SMG&A expenses in 2024 also reflected an increase of $7.7 million in Sapiens’ SMG&A expenses (when measured in accordance with IFRS). Sapiens’ 2024 SMG&A amounted to approximately $85.5 million (approximately 15.8% of Sapiens’ revenues) for the year 2024, compared to approximately $77.7 million (approximately 15.1% of Sapiens’ revenues) for the year 2023. This increase was mainly attributable to: (A) $1.6 million of additional allowance for credit losses; (B) $1.0 million of expenses for potential acquisitions; and (C) $3.4 million of compensation expenses for employees and subcontractors, primarily due to Sapiens’ increased investment in sales and marketing. The increase in SMG&A expenses in 2024 was also due to an increase of $3.9 million in Michpal’s SMG&A, primarily attributable to the first-time inclusion of the SMG&A expenses of Heshev Information Systems (consolidated as of January 2024), Meida Computers Software Solutions (G.D) Ltd (consolidated as of July 2024) and Y-IT Ltd (consolidated as of October 2024) and was in line with the increase in Michpal’s revenues, which grew by 11.7% year over year. Michpal’s 2024 SMG&A expenses amounted to approximately $12.4 million (approximately 28.9% of Michpal’s revenues for the year 2024), compared to approximately $9.3 million (approximately 24.0% of Michpal' revenues for the year 2023).

The increase in our SMG&A expenses was offset in part by: (A) a decrease of $3.0 million recorded in Zap Group’s SMG&A expenses resulting from (i) a decrease of $2.2 million due to a decrease in the number of sales, marketing and administration employees and subcontractors compared to 2023, and (ii) a decrease in Zap Group’s scale of operations in 2024 compared to 2023, primarily resulting from the decrease in the demand for its advertising services mainly resulting from the “Iron Swords War”; and (B) a decrease of $2.3 million in Magic Software’s SMG&A expenses from $85.5 million recorded in 2023 to $83.3 million recorded in 2024, primarily resulting from (i) the reduction in Magic Software’s North American market IT professional services revenues, which led to a corresponding decrease in payroll, commissions, and bonus expenses related to its sales and marketing personnel, as well as a reduction in headcount; and (ii) cost-saving initiatives implemented within the software segment of Magic Software’s European operations. As a percentage of Magic Software’s total revenues, Magic Software’s SMG&A expenses amounted to 15.1% in 2024 compared to 16.0% in 2023.

Consolidated share-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2024 and 2023 amounted to $16.2 million and $18.6 million, respectively.

Operating Income. Our operating income increased from $239.4 million in 2023 to $270.5 million in 2024. Operating income in 2024 included a capital gain of $4.1 million recorded following TSG Systems’ initial public offering, or IPO, which concluded in August 2024. As part of the IPO, TSG issued 338,500 new ordinary shares at a price of NIS 183.25 per share, for total gross proceeds of approximately NIS 62 million. The total issuance costs amounted to approximately NIS 5.3 million. As of August 1, 2024, TSG Systems’ shares are traded on the TASE. As a percentage of revenue, our operating income increased from 9.1% in 2023 to 9.8% in 2024. The increase in our operating income during the year ended December 31, 2024 relative to the year ended December 31, 2023 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses decreased from $42.1 million in 2023 to $38.1 million in 2024. Financial expenses, net decreased from to $28.3 million in 2023 to $22.1 million in 2024. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The decrease in net financial expenses in 2024 was primarily attributable to: (i) a decrease in interest expenses on loans and borrowings from $18.5 million in 2023 to $17.9 million, resulting primarily from a decrease in the level of loans and borrowings and from a continued decrease in interest rate levels in 2024; (ii) a decrease in interest expenses attributed to leases accounted for under IFRS 16, from $7.2 million in 2023 to $6.5 million in 2024; (iii) a decrease in derivatives losses from $3.0 million in 2023 to $0 million in 2024; and (vi) an increase in interest income from deposits, positive foreign exchange differences and other financial income from $13.8 million to $15.9 million, offset, in part, by an increase in bank charges, negative foreign exchange differences and other financial expenses from $8.7 million in 2023 to $9.8 million in 2024.

Taxes on Income. Taxes on income increased from $46.1 million in 2023 to $56.7 million in 2024, in line with the increase in our income before taxes. As a percentage of pre-tax income, tax expenses amounted to approximately 22.8% in 2024, compared to 21.8% in 2023.

Share of profits of companies accounted for at equity, net. Share of profits of companies accounted for at equity, net, increased from $0.8 million in 2023 to $2.1 million in 2024. The increase in our share of profits of companies accounted for at equity was primarily attributable to $1.6 million of profit included in our results of operations for the first time in 2024 related to our 21.45% equity interest investment in an Israel-based private technology company specializing in artificial intelligence-powered product comparison and e-commerce guidance platforms. The investee operates a global portfolio of consumer-oriented websites that provide comprehensive product reviews, side-by-side comparisons, and price tracking functionalities, collectively serving over 40 million monthly users across more than 20 countries.

Net income attributable to non-controlling interests. Net income attributable to non-controlling interests includes the non-controlling interests held by other shareholders in our consolidated companies, which were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests increased from $101.7 million in 2023 to $114.1 million in 2024, mainly due to: (i) an increase in Matrix’s net income attributable to its shareholders from $61.1 million recorded during the year ended December 31, 2023 to $74.2 million recorded during the year ended December 31, 2024; (ii) an increase in Sapiens’ net income attributable to its shareholders (when measured in accordance with IFRS) from $63.1 million recorded during the year ended December 31, 2023 to $71.5 million recorded during the year ended December 31, 2024; and (ii) the various gross profit, operating and financial expenses trends described above.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in other currencies, particularly NIS, Euros, Danish Krone, Swedish Krona, Japanese yen, Indian rupee and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2023 and 2024, as reported by the Bank of Israel, were NIS 3.69 per $1 U.S. dollar, and NIS 3.70 per $1 U.S. dollar, respectively. This minor change did not have a material impact on the dollar value of our NIS-based revenues and profitability for our Israeli software services in 2024 relative to 2023.

A significant portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Danish Krone, Swedish Krona, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS or U.S dollar. As a result, the devaluation of the Euro, Japanese yen, Danish Krone, Swedish Krona, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar, decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. That, therefore, increases our profitability and partially compensates for the negative effect that such a movement would have on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to 5.3%, 3.0% and 3.2% for the years ended December 31, 2022, 2023 and 2024 respectively. In 2023 and to a very minor extent in 2024, the depreciation of the NIS relative to the U.S dollar decreased the U.S. dollar value of our operating expenses incurred in NIS for our operations carried out in Israel. That trend furthered the decrease in those expenses that was caused by the reduced rate of inflation in Israel in 2023 (relative to 2022), while having little impact on the minor increase in those expenses caused by the slight rise in Israeli inflation in 2024 relative to 2023.

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

The following table presents a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2022	5.3%	4.0%	11.0%
2023	3.0%	9.9%	(2.7)%
2024	3.2%	0.3%	0.1%

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

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

Effect of Tax Regulations on our Operating Results

Global Minimum Tax Pillar Two

In December 2022, the European Council adopted Council Directive (EU) 2022/2523, which ensures a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU, and introduced within the EU the solutions previously formulated by the Organization for Economic Cooperation and Development (OECD) and accepted by more than 140 countries under the BEPS 2.0 (Base Erosion Profit Shifting) project.

The Global Minimum Tax rules (the so-called Pillar Two) impose new tax and reporting obligations on companies which belong to capital groups (Polish and multinational) with revenues of at least EUR 750 million, and, therefore, they apply to the Asseco Group (and to our company as a member of the Asseco Group). The purpose of Pillar Two is to equalize taxation rules and it is implemented by imposing a minimum tax of 15% on qualifying income of capital groups. The effective tax rate, not the nominal rate, will be taken into account, and the tax rate will be calculated on a country-by-country (jurisdiction) basis, i.e., on an aggregate basis for all group companies in each country.

In Israel, the regulations of Pillar Two will become effective beginning on January 1, 2026. Certain countries in which we operate have enacted such legislation while other countries are in the process of doing so; however, this did not have a material effect on our income tax provision for the 2024 fiscal year.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $528.2 million and $563.2 million as of December 31, 2023 and 2024, respectively. At December 31, 2023 and 2024, we had indebtedness to banks and others, including debentures, of $541.3 million and $479.4 million, respectively, of which $218.9 million and $228.6 million were current liabilities and $322.4 million and $250.8 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2024, Formula had (on a stand-alone basis) indebtedness of $90.5 million and $40.8 million, in the aggregate, outstanding under Formula’s Series C Secured Debentures and Series D Secured Debentures, respectively, which Formula sold in public offerings in Israel in March 2019 (extended in April 2021 and August 2022), and September 2024, respectively, in each case, as described below.

We had cash and cash equivalents and short term deposits (including marketable securities) that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2023 and 2024 in amounts of $91.9 million and $89.5 million, respectively.

Sources of Financing

Series C Secured Debenture Financings

On March 31, 2019, Formula consummated a public offering in Israel of a new series of secured debentures—Series C Secured Debentures— in an aggregate NIS 300.0 million par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 300.0 million (approximately $82.6 million) excluding issuance costs of $0.9 million. The Series C Secured Debentures are secured by liens on the shares of Formula’s subsidiaries and are listed for trading only on the TASE. Each Series C Secured Debenture unit bears interest at a fixed annual rate equal to 2.29%, which interest will be paid out on a semi-annual basis. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

April 2021 Private Placement

On April 12, 2021, Formula consummated a private placement to qualified investors in Israel of an aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures at a price of NIS 1,037 for each NIS 1,000 principal amount. The total aggregate gross proceeds received by Formula from the investors was NIS 165.92 million (approximately $50.4 million), out of which NIS 1.7 million was attributed to interest payable (approximately $0.5 million). Debt premium of NIS 4.4 million (approximately $1.0 million) net of issuance costs of NIS 0.9 million (approximately $0.3 million) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems Series C Secured Debentures due in 2026.

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

Series D Secured Debenture Financing

On September 17 and 19, 2024, Formula consummated a public offering in Israel of a new series of secured debentures—Series D Secured Debentures— in an aggregate NIS 150.0 million par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 150.0 million (approximately $39.8 million) excluding issuance costs of NIS 2.0 million (approximately $0.5 million). The Series D Secured Debentures are secured by liens on the shares of Formula’s subsidiaries and are listed for trading only on the TASE. Each Series D Secured Debenture unit bears interest at a fixed annual rate equal to 5.68%, which interest will be paid out on a semi-annual basis, beginning on December 1, 2024 and then on June 1 and December 1 of each of 2025 through 2034. The principal amount of the Series D Secured Debentures will be payable by Formula in eight annual installments on December 1 of each of 2027 through 2034, the first seven of which will each constitute 12% of the principal, and the eighth and final of which will constitute the remaining 16% of the principal.

The total principal amount of all debentures— including Series C Secured Debentures and Series D Secured Debentures— issued by Formula that remain outstanding as of March 31, 2025 constituted NIS 483.2 million (approximately $132.5 million).

General Terms of Outstanding Debentures

The Series C Secured Debentures and Series D Secured Debentures contain, in addition to standard terms and obligations, the following obligations on our part:

●	a negative pledge, subject to certain exceptions;

●	a covenant not to distribute dividends unless: (i) shareholders’ equity (not including minority interests) is at least $370 million (for the Series D Secured Debentures) or $290 million (for the Series C Secured Debentures); (ii) Formula’s consolidated net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) does not exceed 50% (for each of the Series D Secured Debentures and the Series C Secured Debentures) of net CAP (which is defined as financial indebtedness, net, plus shareholders equity); (iii) the amount of the distributions (including, in the case of the Series D Secured Debentures, any previous distribution starting from January 1, 2022 and the case of the Series C Secured Debentures, any previous distribution starting from January 1, 2016) does not exceed that aggregated amount of the profit accrued for, in the case of the Series D Secured Debentures, the year 2021 and 75% of profits accrued from January 1, 2022 until the distribution, and in the case of the Series C Secured Debentures, the year 2015 and 75% of profits accrued from January 1, 2016 until the distribution; (iv) no event of default shall have occurred; and (v) no material breach of obligations under the debentures shall have occurred; and

●	Financial covenants, including: (i) the equity attributable to the shareholders of Formula, as reported in Formula’s annual or quarterly financial statements, will not be less than $215 million (for the Series C Secured Debentures) or $325 million (for the Series D Secured Debentures); (ii) Formula’s consolidated net financial indebtedness (financial indebtedness net of cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (which is defined as financial indebtedness, net, plus shareholders equity); (iii) Formula’s consolidated net financial indebtedness shall not exceed five times EBITDA (which is defined as the consolidated net profit plus taxes, net financing expenses, depreciation and amortization and without expenses for employee stock option, expenses for transactions and one-time income/expenses) (in the case of the Series D Secured Debentures, for two consecutive quarters); and (iv) in the case of the Series C Secured Debentures, at all times, Formula’s cash balance will not be less than the annual interest payment (compounded) for the unpaid principal amount of the Series C Secured Debentures.

We have agreed to standard events of default under the Series C Secured Debentures and Series D Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($20.6 million as of December 31, 2024) in the case of the Series C Secured Debentures or over NIS 250 million ($69.4 million as of December 31, 2024) in the case of the Series D Secured Debentures;

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing Series C Secured Debentures or Series D Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

Subsidiary and Affiliate Financing Activities

From time to time, our subsidiaries and affiliated companies also maintain credit facilities with banks and other financial institutions and issue debt instruments such as debentures in accordance with their cash requirements. These credit facilities and debentures include, inter alia, certain standard events of defaults related to our subsidiaries’ operations, which restrict their ability to: (i) undergo a change of control, (ii) distribute dividends, (iii) incur debt or apply a floating charge on their assets, or (iv) undergo an asset sale or other change that would result in a fundamental change in their operations. The subsidiaries’ and affiliated companies’ indebtedness also requires that they comply with certain financial covenants, including maintenance of certain financial ratios related to their shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments and operating results that are customary for companies of comparable size and risk level. Some of our subsidiaries’ assets are pledged to the lender banks and debenture holders. If we or any of our subsidiaries do not meet the covenants specified in our credit agreements or indentures (or equivalent agreement with the debenture holders), and a waiver with respect to the fulfillment of such covenants has not been received from the lender bank or representative of the debenture holders, the lender bank or debenture holders (via the action of their representative) may foreclose on the pledged assets to satisfy a debt.

Currently, Matrix and its subsidiaries, Sapiens and its subsidiaries, Magic Software and its subsidiaries, Zap Group and its subsidiaries, Michpal and its subsidiaries and Formula have material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix for NIS-denominated loans bear fixed interest at an average annual rate of 1.4%-3.98% (including Matrix’s Series B Debentures issued in September 2022 and extended in December 2022). The long-term debt obligations of Magic Software for NIS-denominated loans bear floating interest at an annual rate between the Israeli prime interest rate +0.25% and the Israeli prime interest rate +0.95%. The long-term debt obligations of Magic Software for U.S. dollar- denominated loans bear floating interest at a rate between SOFR + 2.1% and SOFR + 3.38%. The long-term debt obligations of Sapiens bear fixed interest at an annual rate of 3.37%. These credit facilities and/or debentures expire over a period of time that ranges from one to seven years. The long-term debt obligations of Zap Group for NIS-denominated loans bear floating interest in NIS at a rate of the Israeli prime interest rate +0.84%. The long-term debt obligations of Michpal for NIS-denominated loans bear floating interest at a rate betwem the Israeli prime interest rate +0.7% and the Israeli prime interest rate +0.92%.

As of December 31, 2024, Matrix had aggregate short-term obligations to banks and others (excluding current maturities of debentures) of NIS 338.6 million (approximately $92.9 million) and aggregate long-term obligations to banks and others of NIS 19.7 million (approximately $5.4 million) under its credit facilities. As of December 31, 2024, Magic Software had aggregate short-term obligations to banks and others of $23.2 million and aggregate long-term obligations to banks and others of $36.1 million under its credit facilities. As of December 31, 2024, Zap Group had aggregate short-term obligations to banks and others of NIS 11.6 million (approximately $3.2 million) and aggregate long-term obligations to banks and others of NIS 22.1 million (approximately $6.0 million) under its credit facilities. As of December 31, 2024, Michpal had aggregate short-term obligations to banks and others of NIS 21.2 million (approximately $5.8 million) and aggregate long-term obligations to banks and others of NIS 43.7 million (approximately $12.0 million) under its credit facilities. During the second half of 2022, in an effort to hedge its exposure to the effects of the increase in interest rates, Matrix effected two Series B Debenture issuances, yielding a net amount (minus issuance expenses) of approximately NIS 471.4 million (approximately $140.4). The principal due under the Matrix Series B Debentures is payable in thirteen (13) semi-annual installments, each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 33,959) on February 1st and on August 1st of each of the years 2023 through 2029, with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 34,148) to be paid on February 1, 2030. The outstanding principal amount under the Matrix Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years 2023 through 2030.

In September 2017, Sapiens issued NIS 280 million (approximately $78.3 million, net of $0.96 million of debt discount and issuance costs) principal amount of Series B unsecured, non-convertible debentures, in a public offering and private placement in Israel. Proceeds of such offering were utilized to repay the entire outstanding loan amount (including accrued interest) under a $40 million credit agreement to which Sapiens had been party with HSBC Bank USA, National Association as financing for Sapiens’ acquisition of StoneRiver. The outstanding principal amount of the Sapiens Series B debentures is linked to the US dollar and bears interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Sapiens Series B debentures is payable in eight equal annual payments beginning on January 1, 2019, with the final payment due on January 1, 2026. The first seven principal installments for the September 2017 Series B Debentures, in amounts of $9.9 million each, were paid on January 1, 2019, 2020, 2021, 2022, 2023, 2024 and 2025.

In June 2020, Sapiens issued additional Series B Debentures in an aggregate principal amount of NIS 210 million (approximately $60.4 million) through a public offering in Israel. The gross proceeds received for the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210.8 million (approximately $60.6 million), out of which approximately NIS 3.0 million was attributed to interest payable (approximately $0.9 million). Debt discount of NIS 2.2 million (approximately $0.6 million) and issuance costs of NIS 2.3 million (approximately $0.7 million) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. The first five principal payments of $9.9 million each for the June 2020 Series B Debentures were made on January 1, 2021, 2022, 2023, 2024 and 2025.

As of March 1, 2025, there is NIS 70 million (approximately $19.5 million) principal amount of Sapiens’ Series B Debentures outstanding, all of which trade on the TASE in units of NIS 1,000 principal amount each.

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

As of the date of the financial statements included in this annual report, each of Formula, Sapiens, Magic Software, Zap Group, Michpal and Matrix was in compliance with each of its respective financial covenants.

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

Credit Ratings

In April 2021, following Formula’s consummation of a private placement to qualified investors in Israel of additional Series C Secured Debentures, Formula reported publicly to the TASE and Israeli Securities Authority that Midroog (established in affiliation with the worldwide rating company, Moody’s Corporation which maintains a 51% share capital interest) maintained the then-current credit rating of Aa3.il with stable outlook for Formula’s then-current series of secured debentures (Series A Secured Debentures and Series C Secured Debentures), which it affirmed in December 2024 with respect to Formula’s current outstanding series of secured debentures (Series C Secured Debentures and Series D Secured Debentures).

In connection with its August 2022 private placement of additional Series C Secured Debentures, on August 22, 2022, Formula publicized an updated rating report published by Standard & Poor’s Maalot, or S&P (a subsidiary of S&P Global), which S&P last affirmed in August 2024 with respect to Formula and its two then-outstanding series of debentures. In that last report, S&P assigned a rating of ilAA- for both the Series A Secured Debentures and Series C Secured Debentures, and a rating of ilAA-/stable for Formula itself.

In connection with Sapiens’ offering of its Series B Debentures, Sapiens received from S&P a corporate credit rating and a rating for the Series B Debentures, which S&P affirmed, as of July 2018 and 2019, May 2020 and July 2021, as ilA+, with stable outlook. On June 28, 2022, S&P upgraded the rating for Sapiens’ Series B Debentures from “ilA+” to “ilAA-” (on local scaling), with a stable outlook, which it last affirmed in July 2024.

In connection with Matrix’s August 2022 offering of its Series B Debentures (then extended in December 2022 in a private placement), Matrix received from Midroog a corporate credit rating and a rating for the Series B Debentures of ilAa3.il, with stable outlook, each of which was affirmed by Midroog as of March 2025.

Cash Provided by Operating Activities

Cash flow provided by our operating activities increased from $295.0 million in 2023 to $324.5 million in 2024, mainly resulting from: (i) an increase in Matrix’s cash provided by operating activities from NIS 496.2 million (approximately $134.5 million) in 2023 to NIS 619.2 million (approximately $167.4 million) in 2024; (ii) an increase in Sapiens’ cash provided by operating activities from $89.6 million in 2023 to $91.9 million in 2024 (when measured in accordance with IFRS; (iii) an increase in Magic Software’s cash provided by operating activities from $69.0 million to $74.8 million; and (iv) an increase in Michpal’s cash provided by operating activities from $6.0 million to $12.4 million.

Net cash provided by operating activities in 2024 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $115.5 million; (ii) an increase in trade payables in an amount of $40.0 million; (iii) share-based compensation expenses in an amount of $16.2 million; (v) an increase in deferred revenues in an amount of $7.4 million; (vi) an increase in other accounts payable and employees and payroll accrual in an amount of $44.7 million; and (vii) a change in inventories in an amount of $11.7 million, offset in part by: (a) a change in deferred taxes, net in an amount of $12.4 million; (b) cash paid in respect of acquisitions of activities in an amount of $0.9 million; (c) change in liability in respect of business combinations in an amount of $1.7 million; (d) share of profits of companies accounted for at equity, net in an amount of $2.1 million; (e) capital gain resulting from TSG Systems’ IPO in an amount of $4.1 million; and (f) an increase in trade receivables in an amount of $81.2 million.

Cash flow provided by operating activities in 2023 was primarily comprised of NIS 619.2 million (approximately $167.4 million) provided by Matrix, $91.9 million provided by Sapiens (when measured in accordance with IFRS), $74.8 million provided by Magic Software, $12.4 million provided by Michpal, $2.3 million provided by Shamrad, $1.8 million provided by Insync, and approximately $1.6 million provided by Ofek and Hashahar Telecom, offset, in part, by $2.3 million used by Zap Group and $6.6 million used by Formula.

Net cash provided by operating activities in 2023 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $121.8 million; (ii) an increase in trade payables in an amount of $18.7 million; (iii) share-based compensation expenses in an amount of $18.6 million; (iv) an increase in deferred revenues in an amount of $9.7 million and (v) a decrease in other current and long-term accounts receivable in an amount of $6.6 million, offset in part by: (a) a changes in deferred taxes, net in an amount of $8.3 million; (b) cash paid in respect of acquisition activities in an amount of $6.6 million; (c) change in liability in respect of business combinations in an amount of $2.1 million; and (d) an increase in trade receivables in an amount of $3.4 million.

Cash Used by Financing Activities

Cash flow used by financing activities was $185.0 million in 2024, compared to cash flow used by financing activities in an amount of $243.2 million in 2023, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2024

In 2024, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $21.6 million (out of which $11.6 million were paid on January 8, 2025) of which $11.51 million was allocated to non-controlling interests (of which $6.2 million was paid on January 8, 2025). In addition, in March 2025, upon the publication of its results of operations for the year ended December 31, 2024, Magic Software announced an additional dividend distribution in an aggregate amount of approximately $16.1 million to be paid during May 2025, of which $8.6 million was to be paid to non-controlling interests.

In 2024, Matrix declared cash dividends to its shareholders in an aggregate amount of approximately NIS 232.5 million (approximately $63.1 million, based on the exchange rate as of the payment date of each respective dividend), of which NIS 120.4 million (approximately $32.7 million) was paid to non-controlling interests. In addition, in March 2025, upon the publication of its financial statements for the year ended December 31, 2024, Matrix announced an additional dividend distribution in an aggregate amount of approximately NIS 52.2 million (approximately $13.9 million), of which NIS 27.1 million (approximately $7.2 million) was paid to non-controlling interests on April 8, 2025.

In 2024, Sapiens declared cash dividends to its shareholders in an aggregate amount of approximately $31.8 million, based on its 2023 second-half results and 2024 first-half results, of which $18.0 million was paid to non-controlling interests. In addition, in March 2025, upon the publication of its financial statements for the year ended December 31, 2024, Sapiens announced an additional dividend distribution (semi-annual, plus special) in an aggregate amount of approximately $36.9 million, of which $20.8 million was paid to non-controlling interests on April 16, 2025.

Overall, net cash used by financing activities in 2024 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $66.3 million; (ii) dividends paid to Formula’s shareholders in an amount of $18.8 million; (iii) repayment of long-term loans from banks and others in an amount of $93.3 million; (iv) repayment of debentures in an amount of $69.3 million; (v) repayment of lease liabilities in an amount of $50.1 million; (vi) purchase of non-controlling interests in an amount of $4.9 million; (vii) a decrease in short-term bank credit, net in an amount of $4.6 million; and (viii) cash paid due to exercise of put option by non-controlling interests in an amount of $0.1 million, offset, in part, by: (a) $63.3 million of cash provided by long-term loans received from banks and others; and (b) $67.1 million of cash provided by the issuance of debentures.

Year Ended December 31, 2023

In 2023, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $30.8 million, of which $16.6 million were paid to non-controlling interests.

In 2023, Matrix declared cash dividends to its shareholders in an aggregate amount of approximately NIS 126.4 million (approximately $34.3 million, based on the average exchange rate for the year 2023), of which NIS 65.5 million (approximately $17.8 million) was paid to non-controlling interests. In addition, in March 2024, upon the publication of its financial statements for the year ended December 31, 2023, Matrix announced an additional dividend distribution in an aggregate amount of approximately NIS 80.7 million (approximately $21.7 million) of which NIS 41.8 million (approximately $11.2 million) was paid to non-controlling interests.

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

Overall, net cash used by financing activities in 2023 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $62.5 million; (ii) dividends paid to Formula’s shareholders in an amount of $9.9 million; (iii) repayment of long-term loans from banks and others in an amount of $82.9 million; (iv) repayment of debentures in an amount of $60.4 million; (v) repayment of lease liabilities in an amount of $55.1 million; (vi) purchase of non-controlling interests in an amount of $2.7 million; (vii) a decrease in short-term bank credit, net in an amount of $9.5 million and cash paid due to exercise of put option by non-controlling interests in an amount of $13.2 million, offset in part by: (a) $55.6 million of cash received from long-term loans from banks and others; and (b) $4.8 million provided by the exercise of employees’ stock options in subsidiaries.

Cash Used in Investing Activities

Net cash used in our investing activities was $78.2 million in 2024 compared to $139.2 million in 2023.

Net cash used in investing activities in 2024 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $50.2 million; (ii) purchase of property and equipment and intangible assets in an amount of $17.3 million; (iii) purchase of other investments in an amount of $15.5 million; (iv) capitalization of software development and other costs in an amount of $11.6 million; (v) payment to former shareholders of a consolidated company in an amount of $6.1 million; and (vi) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.4 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2024: (a) proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net in an amount of $5.2 million; (b) net decrease in short-term and long-term deposits in an amount of $24.1 million; and (c) proceeds from sale of property and equipment in an amount of $0.8 million.

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

Company Commitments

The total principal amount of all debentures—including Series C Secured Debentures and Series D Secured Debentures—issued by Formula (on a stand-alone basis) that remain outstanding as of March 31, 2025 constituted NIS 483.2 million (approximately $132.5 million).

For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Sources of Financing” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2024 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions— Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2024 or as of the date of this annual report.

As alluded to above (see “Sources of Financing—Subsidiary and Affiliate Financing Activities” in this Item 5.B (“Liquidity and Capital Resources”)), the loan agreements, debentures and indentures to which we are party contain a number of conditions and limitations on the way in which we (Matrix, Sapiens, Magic Software, Zap Group, Michpal and Formula) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries and affiliates have provided bank guarantees aggregating to approximately $49.0 million as of December 31, 2024 as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliates have also provided additional bank guarantees aggregating to $7.6 million as of December 31, 2024 as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to the Series C Secured Debentures and Series D Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, Sapiens and Magic Software, in respect of the amounts shown in the table below:

	December 31, 2024
	Formula’s Series C Secured Debentures	Formula’s Series D Secured Debentures
Matrix ordinary shares, par value NIS 1 per share	1,342,941	3,149,761
Sapiens common shares, par value €0.01 per share	1,172,645	2,957,590

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2023 and 2024 were $78.0 million and $84.4 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company—Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Trends Impacting Our Industry and Our Business

Trends in the information technology market (IT)

The year 2024 marked the onset of a recovery trend in the global technology market following a period of volatility. According to data published by Forrester8 in 2024, and subject to final year-end adjustments, global technology spending was projected to increase by approximately 4.6%. Within this framework, the software segment was anticipated to grow by approximately 11.5%, while IT services were expected to increase by approximately 3.6%. In comparison, Gartner9 projected global technology spending in 2024 to grow by approximately 7.7%, with the software sector anticipated to expand by 12% and IT services by 5.6%. Gartner further reported that the fastest-growing segment in 202410 was expected to be Data Centers, with a projected annual growth rate of 39.4%, surpassing even the Cloud Computing sector, which has consistently led global IT growth in recent years. Within Cloud Computing, the Infrastructure-as-a-Service (IaaS) segment was forecast to grow by 21.3%11, contributing to an overall cloud spending increase of 19.2% in 2024. The substantial increase in Data Center investments was attributed to the accelerated global adoption of smartphones, personal computers (PCs), and AI-optimized servers. Notably, approximately 70% of AI-optimized servers are procured by service providers and hyper-scale cloud vendors, reflecting a significant shift in infrastructure demand dynamics.

In Israel, forecasts for IT spending in 2024 continue to be influenced by the geopolitical environment and associated macroeconomic uncertainties. According to projections by STKI, a leading Israeli IT market research firm, domestic IT expenditures are expected to increase by only 2.95% for the year.

Looking ahead to 2025, global analysts anticipate a continuation of the recovery and growth trend in technology investments. Forrester projects an increase of approximately 5.6% in global technology spending in 2025, including 10.5% growth in the software sector and 3.6% in IT services12. Gartner provides a more optimistic forecast, anticipating an overall increase of 9.8% in global IT spending, with the software sector projected to grow by 14.2% and IT services by 9.0%13.

In addition, Data Center investment is expected to remain robust in 2025, albeit at a slightly moderated pace, with projected growth of 23.2%. Cloud Computing expenditures are forecast to grow by 21.5%, with the IaaS segment continuing to lead at an anticipated growth rate of 24.8%14.

In the Israeli market, a notable recovery in IT spending is also expected during 2025. According to STKI, local IT expenditures are projected to grow by approximately 8.17%, reflecting improving market conditions and increased business confidence.

[8]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048
[9]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025
[10]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025
[11]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025
[12]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048
[13]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025
[14]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025

Hi-Tech Sector and Lack of Technological Human Capital and Related Professionals

In 2024, the slowdown in Israel's high-tech sector continued, a trend that worsened due to the implications of the disputes surrounding the judicial reform and the impact of the Iron Swords War. All these factors led to a sharp decline in investments in the high-tech sector in 2024, particularly from foreign sources. This was reflected, inter alia, in a decrease in the number of startups and a decline in demand for technological personnel, with an emphasis on less experienced employees (juniors). As a result, workforce reductions and layoffs occurred in some companies in the sector, including in the development centers of multinational high-tech companies. A large part of those who were laid off were re-employed in the industry, which still suffers from a shortage of technological manpower, particularly in certain roles, especially experienced professionals15.

Overall, the declining demand for employees in high-tech companies may make it easier for our subsidiaries to recruit and retain employees, and to mitigate the pressure for wage increases on the part of the employees. At the same time, the slowdown in the high-tech industry could lead to a decrease in demand and even damage to some of our customers in this area of activity and consequently cause damage to the results of the Company's activities.

The U.S. information technology (IT) market is directly affected by macroeconomic developments in the United States. Throughout 2024, the U.S. economy maintained its recovery trajectory, evidenced by declining inflation rates and reductions in interest rates. The U.S. Gross Domestic Product (GDP) recorded an annual growth rate of approximately 2.8% in 2024, compared to 2.9% in 2023, reflecting continued economic resilience.

According to projections by Forrester16, once final year-end data for 2024 are published and consolidated, the U.S. technology market is expected to demonstrate a growth rate of 5.8%, surpassing the projected global average of 4.6%. Looking ahead to 2025, growth in the U.S. technology sector is forecast to reach 5.6%, aligning with the global growth rate. Specifically, software spending in the U.S. was anticipated to increase by 11.5% in 2024 and by a further 10.7% in 2025. IT services expenditures were expected to grow by 3.9% in 2024 and 3.5% in 2025. Notably, the financial sector was projected to account for approximately 23.3% of total U.S. IT spending in 2024.

Regulatory obligations, operational requirements, and enhanced reporting frameworks in the U.S. financial sector continue to serve as key drivers of demand for the Matrix’s Governance, Risk, and Compliance (GRC) services. In response to ongoing geopolitical tensions—including the war between Russia and Ukraine, strained U.S.–China relations, and volatility in global capital markets—the U.S. government has adopted more stringent financial regulations, thereby contributing to increased GRC-related expenditures. Financial institutions have continued to invest in systems supporting anti-money laundering (AML) and fraud prevention. Concurrently, the regulatory framework for cybersecurity has evolved, with the U.S. Securities and Exchange Commission (SEC) expanding its incident reporting requirements, fueling demand for advanced, AI-enabled risk detection tools.

Furthermore, the rapid proliferation of digital financial transactions—driven by the growth of fintech platforms, the increase in digital payments, and elevated cybersecurity risks—has heightened regulatory scrutiny in areas such as fraud prevention. These trends have necessitated the deployment of more sophisticated IT systems. The growing institutionalization of digital assets, including cryptocurrencies, has also reinforced the demand for AML controls and regulatory oversight. Collectively, these regulatory and compliance developments generally exert a positive influence on the demand for the Company's services, which are often required to implement structural, procedural, and technological adjustments within limited timeframes.

The U.S. general elections held in November 2024, and the subsequent election of President Trump may have complex and potentially opposing implications for our operations in the U.S. On the one hand, a renewed focus on national security— particularly in the area of cybersecurity— may result in increased demand for AI-based and cybersecurity solutions. In addition, continued labor shortages in the U.S. could be exacerbated by more restrictive immigration policies, which may in turn heighten demand for professional services provided by our global delivery centers in Israel, India, and Eastern Europe. Furthermore, if the incoming administration implements its stated intention to lower the corporate tax rate to 15%, such a change could enhance our profitability and increase our capacity to reinvest in growth initiatives.

[15]	According to the CBS publication dated 15 July 2024, on the number of job vacancies for April–June 2024, the number of job vacancies in the high-tech sector in the second quarter of 2024 decreased to approximately 11,800, representing a decline of more than 8% compared to the corresponding quarter in 2023.https://www.cbs.gov.il/he/mediarelease/DocLib/2023/230/20_23_230hightec.pdf
[16]	https://www.forrester.com/report/us-tech-market-forecast-2024-to-2029/RES182051

Conversely, the new administration may pursue deregulatory policies in the financial sector, which could lead to reduced demand for certain traditional GRC solutions, particularly in areas such as AML and fraud prevention. Any such easing of compliance obligations could result in a decrease in demand for the Company’s compliance-focused offerings. Moreover, the implementation of an “America First” economic agenda may involve the imposition of tariffs or other restrictions on offshore services, which could elevate our operating costs and diminish the attractiveness of outsourcing solutions for U.S.-based customers.

Similar to what we described regarding the software sector in Israel, the U.S. is also experiencing a shortage of experienced IT professionals. This workforce imbalance presents both opportunities and challenges for the Company. On one hand, the labor shortage may constrain the Company’s ability to fulfill growing demand for technological services in the U.S. and require higher compensation to attract and retain personnel, thereby exerting downward pressure on operating margins. On the other hand, the increased adoption of remote work arrangements has enabled our subsidiaries to reduce their physical office footprint and broaden their access to talent pools in Israel and Eastern Europe. While this strategy may not yield substantial labor cost savings (particularly in relation to Israeli personnel), it enhances operational flexibility and helps our subsidiaries to meet the ongoing demand for highly skilled resources in the U.S. market.

Trend in Israeli Defense Spending

Overall, against the backdrop of geopolitical uncertainty worldwide and the security situation in Israel, there has been an increase in the activity levels of defense companies, as well as in the volume of their contracts and backlogs. This trend accordingly generates strong demand from defense customers for development services, professional services, and other work scopes from these customers. Additionally, the uncertainty arising from escalating geopolitical tensions in Israel and worldwide increases the threat levels faced by customers in the fields of cybersecurity and information security. Accordingly, this drives strong demand in these areas, as well as in the sale and marketing of infrastructure and equipment to establish or enhance business continuity (BCP) and disaster recovery plans.

Our Matrix and Magic Software subsidiaries and our TSG Systems affiliate employ hundreds of experts with extensive operational and technological experience, providing services to the Israeli Defense Forces, or IDF, the Israeli Ministry of Defense, and leading defense industries, as well as participating in projects for international defense organizations.

We specialize in engineering, technology, cybersecurity, and deep learning (AI & Deep Learning), integrating advanced technologies into complex operational environments, planning and executing technological projects in fields such as Geographic Information Systems (GIS), NLP, video and image processing, advanced cybersecurity and intelligence— including embedded devices, embedded computer systems, and national defense systems (national CERT)— as well as the development of command and control systems, intelligence, simulation systems, and more.

Under our defense operations, we operate one of the largest and most diverse defense consulting bodies in Israel, combining deep operational understanding with technology. Our expertise includes initiating processes, strategic consulting, business planning within the domain, market research and competitive intelligence, concept development, system planning and specification, as well as leading performance analysis capabilities in Israel. Our defense operations have been awarded new projects, including those in public and private cloud environments, AI, data, and cybersecurity, and continue to execute projects for foreign governments.

In response to the challenges posed by the Iron Swords War, Matrix Defense faced a dual challenge: on one hand, the massive mobilization of reservists among our employees, and on the other, the urgent need to provide critical support and adapt our operations to the evolving operational and security needs of our customers. This included a special commitment to the Ministry of Defense and the defense industries, rapid system deployments, round-the-clock 24/7 operations, and continuous support for customer systems, all of which contributed to our growth in this sector.

Trend in Cyber Spending

The escalation of cyber threats, particularly amid heightened geopolitical tensions—including the outbreak of the “Iron Swords” War—has led to a significant increase in the frequency, intensity, sophistication, and complexity of cyberattacks. These developments have materially heightened exposure to cyber risks, particularly for Israeli-based entities. In this context, the risk of a material cyber incident targeting our subsidiaries core systems—whether those used in the management of their day-to-day operations, in the delivery of services to customers, or in the storage and processing of third-party data—has increased.

Should such a cyber threat materialize, it could adversely affect our operations, impair our ability to provide uninterrupted services to our customers, damage our reputation, expose us and our subsidiaries and affiliates to legal and regulatory proceedings, and jeopardize existing or prospective business engagements. Such an event may also result in significant financial losses.

At the same time, heightened concern regarding cyber threats has had a positive effect on the market's awareness of the need for robust information security, which has supported demand for our subsidiaries (especially Matrix and Magic Software) cybersecurity offerings, particularly our managed cyber solutions and related services.

Our Group, which offers, through our subsidiaries, information security and cybersecurity services as part of their core portfolio, allocates substantial resources and engages in ongoing efforts to protect our systems against cyber threats. These measures include the implementation of advanced technological solutions, establishment of internal policies and procedures for incident response and risk mitigation, deployment of protective mechanisms (such as multi-factor remote authentication), and adherence to recognized cybersecurity standards and frameworks.

Additional steps taken include regular reviews and updates of our information security policies, employee training and awareness programs, and periodic internal and external audits. We also conduct cybersecurity simulations to test our defenses and make ongoing improvements based on simulation outcomes and industry best practices.

The board of directors of each of our publicly traded subsidiaries receives periodic briefings on their companies cybersecurity posture and preparedness. Responsibility for cybersecurity oversight rests with a dedicated management structure, including Chief Information Security Officers (CISOs) and specialized Information Security Departments staffed by certified professionals. These departments, in collaboration with external experts, conduct regular assessments of their company’s network defenses and information assets. Assessment methodologies include risk assessments, penetration testing, vulnerability analysis, compliance surveys, internal audits, and more.

We believe that the continuation of technological advancement, the ongoing digital transformation of organizations, and persisting geopolitical tensions—including the Iron Swords War and the Russia–Ukraine conflict—are likely to sustain or even intensify cybersecurity challenges in 2024 and beyond.

According to research published by Gartner17, global cybersecurity spending increased by 14.2% in 2023 and is projected to rise by an additional 14.3% in 2024. Within the cybersecurity domain, the subfields of Cloud Security and Data Privacy are expected to exhibit the most significant growth in 2024, with each projected to increase by approximately 25%.

Trend in Technology/Digital Insurance

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

[17]	https://www.gartner.com/en/newsroom/press-releases/2024-08-28-gartner-forecasts-global-information-security-spending-to-grow-15-percent-in-2025

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

Property & Casualty Market Trends

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

Life, Pension & Annuity Markets Trends

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

Reinsurance Market Trends

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

Workers’ Compensation Trends

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

Financial & Compliance Market Trends

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

Decision Management Market Trends

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 through the date of this annual report that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

For additional trend information, please see the discussion in “Item 4. Information on the Company— Business Overview” and “Item 5. Operating and Financial Review and Prospects— Results of Operations.”

E.	Accounting Policies and Critical Accounting Estimates

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

Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB) (hereafter “IFRS”) .

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; liabilities in respect of business combination; other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss; provisions; employee benefit assets and liabilities; investments in associates and joint ventures.

The Company has elected to present the profit or loss items using the function of expense method.

Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such estimates, judgments and assumptions are related, but not limited to, effective control and Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

In the process of applying the accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-Effective control:

The Company evaluates whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its share of voting rights relative to the size and dispersion of voting rights held by the other shareholders, and by voting patterns at previous shareholders’ meetings.

-Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts:

The percentage of completion is determined based on the ratio of actual costs incurred to the total estimated cost of each contract. This total cost is estimated by the Company based on assessments of expected labor costs, subcontractor costs, and other relevant factors.

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

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2024, 2023 and 2022 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix:

As of December 31, 2024, the Company held 48.21% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

Governing bodies of Matrix:

Decisions of Matrix shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve Matrix’s financial statements and management’s report on operations; in accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends; Matrix’s board of directors is composed of 5 members, 2 of whom are external directors as required by the Israeli Companies Law, 5759-1999, another one of whom is an independent director, while the remaining two directors are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Matrix’s board of directors.

Shareholders structure of Matrix:

Matrix shareholders’ structure may be considered dispersed because, apart from the Company, only three shareholders (both Israeli institutional investors) held more than 5% of Matrix’s voting power as of December 31, 2024 (holds 8.48%, 6.75% and 5.31%, respectively); there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; over the last three years (i.e., 2022-2024), Matrix’s general meetings were attended by shareholders representing in aggregate between 82% -85% of total voting rights. This means that the level of activity of the Matrix’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx.

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

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Matrix, the Company is still able to influence the appointment of directors at Matrix and therefore may affect Matrix’ directions of development as well as its current business operations.

Sapiens:

As of December 31, 2024, the Company held 43.51% of the outstanding common shares of Sapiens. The conclusion regarding the existence of control in Sapiens, in line with IFRS 10, was made considering the following factors:

Governing bodies of Sapiens:

Decisions of Sapiens shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and management’s report on operations; in accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of 6 members, 3 of whom are independent directors, and the other three are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Sapiens’ board of directors.

Shareholders structure of Sapiens:

Sapiens shareholders’ structure is dispersed because no other shareholder except for the Company’s controlling shareholder, held as of December 31, 2024 more than 5% of the voting rights. There is no evidence that any shareholder has or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2022-2024), Sapiens’ general meetings were attended by shareholders representing in total between 82%-89% the total voting rights, including the Company’s voting rights. This means that the level of activity of Sapiens’ shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 43.51% of total voting rights, the attendance from shareholders would have to be higher than 87.02% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely.

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Sapiens, the Company is still able to influence the appointment of directors at Sapiens and therefore may affect Sapiens’ directions of development as well as its current business operations.

Magic Software:

As of December 31, 2024, the Company held 46.71% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

Governing bodies of Magic Software:

Decisions of Magic Software shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic Software’s independent auditors for the next year, as well as to approve Magic Software’s financial statements and the management’s report on operations; in accordance with Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software’s shareholders by its articles of association, including the decision to pay out dividends; and, Magic Software’s board of directors is composed of 6 members, 4 of whom are external or independent directors, the other two are associated with Formula, including Formula’s chief executive officer, who also serves as Magic Software’s chief executive officer.

Shareholders structure of Magic Software:

Magic Software shareholders’ structure is dispersed because, apart from the Company, as of December 31, 2024, two financial Israeli institutional shareholders holding more than 5% of Magic Software’s voting rights (holds 11.54% and 6.97%, respectively); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2022-2024), Magic Software’s general meetings were attended by shareholders representing between 84.7%-86.7% of the total voting rights. This means that the level of activity of the Magic Software’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 46.71% of total voting rights, the attendance from shareholders would have to be higher than 93.42% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not hold the ability to direct the company’s business and as such should not exceed 20% each. An institutional investor cannot also hold more than 20% seats in board of directors. Looking at entire Israeli market the practice is that institutional investors are not taking positions on boards of directors – as having such position would impact institutional investors’ ability to have certain transactions on the market (e.g. insider trading threat). If institutional investors cooperate between themselves, they may be considered violating this rule – moreover if they vote in the same way however, contrary to the major shareholder they might be accused of cooperation and violation of the rule. Hence, there is both legal and practical limitation of these investors to coordinate approaches.

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares in Magic Software, the Company is still able to influence the appointment of directors at Magic Software and therefore may affect Magic Software’s directions of development as well as its current business operations.

Other than our joint control of TSG, in which each of we and Israeli Aerospace Industries Ltd. hold 42.71% of its voting power (as of December 31, 2024), and our 21.45% share interest in an associate company, we currently have effective control under IFRS 10 of each of our other investees, Matrix, Sapiens, Magic Software, Zap Group, Michpal, Ofek Aerial Photography, Shamrad and InSync, despite our lacking absolute majority of voting power in Matrix, Magic Software and Sapiens. As a result of our effective control in these investees as of December 31, 2024 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

Non-controlling interests:

Non-controlling interests in subsidiaries, represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received. For more information regarding put options to the Non-controlling interests we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 2(17)(E) of this annual report.

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

Assets and liabilities of an investee which is a foreign operation, including fair value adjustments upon acquisition, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income.

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

The following are principles that we utilize in determining revenue recognition for us and our consolidated subsidiaries and affiliate companies:

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

When post-implementation and consulting services do not involve significant customization, we account for such services as performance obligations satisfied over time and revenues are recognized as the services are provided.

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

v.	Revenue of long-term fixed price contracts

Revenue from long-term fixed-price contracts that involve significant implementation, customization, or integration to customer-specific requirements is recognized over time. The underlying deliverable is owned and controlled by the customer or does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed throughout the duration of the contract.

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

xi.	Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,409,529 as of December 31, 2024. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. We expect to recognize approximately 69.45% in 2025 from remaining performance obligations as of December 31, 2024, and the remainder thereafter.

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

 Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and Buildings	2-12	3
Motor vehicles	2-3	3

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software, and peripheral equipment	20 – 66 (mainly 33)
Office furniture and equipment	6 – 33 (mainly 7)
Motor vehicles	13 – 33 (mainly 15)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see note 2(16) in the financial statements of this annual report.

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

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when the development is complete, and the product is available for use or for sale. The Company considers a product to be available for use when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins. Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 3-7 years).

Years
Customer relationship, backlog and distribution rights	1–14
Acquired technology	2–10
Patents	10

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

The discounted cash flow method is used to determine the recoverable amount (value in use) of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which we are not yet committed or significant future investments that will enhance the performance of the assets of our cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of our cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. We performed annual impairment tests as of December 31, 2024, 2023 and 2022 and did not identify any impairments.

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

During the years ended December 31, 2022, 2023, and 2024 no impairment indicators were identified.

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

The following are the types of provisions included in our financial statements:

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

Employee benefit liabilities:

The Group maintains several employee benefit plans. We describe the accounting treatment for various types of benefits under those plans below:

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

The Company applied amendments related to the Subsequent Amendment in the consolidated financial statements included in this annual report. The Amendments did not have material impact on the Company’s consolidated financial statements.

2.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (the “Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements. The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The Amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Amendments did not have material impact on the Company’s consolidated financial statements.

Disclosure of Newly Issued but Not Yet Effective IFRS Standards

3.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (the “Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking. The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows. The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments. We are assessing the impact of the new standard, including the effects of the amendments to other accounting standards resulting from the new standard, on the consolidated financial statements.

4.	International Financial Reporting Standard 18 – “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 18 (IFRS 18), Presentation and Disclosure in Financial Statements (the “new standard”), which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements (“IAS 1”). The objective of the new standard is to enhance comparability and transparency in financial statements.

The new standard incorporates existing IAS 1 requirements as well as new presentation requirements for the statement of profit or loss, including the presentation of required subtotals and line items, disclosure of management-defined performance measures, and new requirements for aggregation and disaggregation of financial information.

The new standard does not change the recognition and measurement principles for items in the financial statements. However, since items in the statement of profit or loss must be classified into one of five categories (operating activities, investing activities, financing activities, income taxes, and discontinued operations), it may affect an entity’s operating profit. In addition, the issuance of the new standard has led to limited amendments to other accounting standards, including IAS 7, Statement of Cash Flows, and IAS 34, Interim Financial Reporting.

The new standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2027. According to the Israeli Securities Authority’s decision, early adoption is permitted, with disclosure required starting from periods beginning on or after January 1, 2025.

We are assessing the impact of the new standard, including the effects of the amendments to other accounting standards resulting from the new standard, on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and senior management as of May 15, 2025.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	57	Chief Executive Officer	No formal arrangement regarding expiration of term of office
Asaf Berenstein	47	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	47	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Tammy Ohana Koll	49	Chief Technology Officer at Formula Systems and Chief Executive Officer of the Michpal Group	No formal arrangement regarding expiration of term of office
Marek Panek	55	Chairman of the Board of Directors	2025 annual shareholders meeting
Rafal Kozlowski	51	Director	2025 annual shareholders meeting
Tomer Jacob(1) (2) (3)	53	External director	May 2025
Relly Danon(1) (2) (3)	54	External director	May 2025
Karolina Rzonca-Bajorek	39	Director	2025 annual shareholders meeting
Gabriela Żukowicz	50	Director	2025 annual shareholders meeting
Itay Meroz(1)(3)	55	Director	2025 annual shareholders meeting

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

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

Gabriela Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer. Ms. Żukowicz has been working at Asseco Poland since 1998, serving as the Director of the Management Board Office (October 2004 – December 2009) and as the Director of the Legal and Organizational Department (January 2010 – October 2017). In addition, from August 2012 to September 2017, Ms. &Zdot;ukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards in the companies Asseco Western Europe and Asseco Lietuva. In 1998, Ms. Żukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Itay Meroz was appointed as a director by our board of directors in May 2024. Mr. Meroz is an experienced executive manager with a significant financial background., Mr. Meroz has served as the Chief Executive Officer of Skyter Technologies, an online media company since 2021. From 2012 to 2021, Mr. Meroz served as the Chief Executive Officer of WhiteSmoke Software, an ad-tech company listed on the Tel Aviv Stock Exchange, after having served as its Chief Financial Officer from 2009 through 2012. Earlier in his career, he served as the Controller of Versaware Tech from 2001 to 2002. Mr. Meroz started his professional career in 1997 at Ernst & Young Israel, where he managed an audit team that audited corporate clients listed on the TASE, including in respect of U.S. GAAP-based financial statements. Mr. Meroz holds a B.A. in Business and Accounting from College of Management and was a certified public accountant (CPA).

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

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, as well as Ohad Melnick (our former director who served until May 2024), direct remuneration and provided related benefits of approximately $12.4 million, in the aggregate, with respect to 2024. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 million in 2024. This aggregate compensation amount furthermore includes expenses recorded with respect to share-based compensation in a total amount of $7.0 million for 2024.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2024 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2024

.

Compensation of Management(1)

Name and Position(1) (2)	Salary ($, in thousands)	Benefits And Perquisites ($, in thousands)(4)	Variable Compensation ($, in thousands)	Equity Based Compensation ($, in thousands) (5)
Guy Bernstein – CEO (6)	578	-	3,641	6,438
Asaf Berenstin – CFO (3)	-	-	-	249
Tammy Ohana Koll – CTO	315	75	108	-
Maya Solomon-Ella – COO	175	39	68	343

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have four office holders who are members of management who are compensated by Formula (CEO, CFO, CTO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table serve as employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2024.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of our subsidiary Magic Software. Pursuant to an agreement between Magic Software and Formula, Mr. Berenstin allocates 40%-50% of his time to Formula. Because he is not regularly compensated by Formula, except for variable compensation and share-based compensation, Mr. Berenstin salary is not listed in this table. As of January 1, 2021, for his role as our Chief Financial Officer and Magic Software chief financial officer Mr. Berenstin, is entitled to an annual bonus in an amount equal to 0.3% of our net profit (including capital gains).

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to share-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 18(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, our Chief Executive Officer is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. Additionally, Mr. Bernstein’s variable compensation includes payments due with respect to 611,771 RSUs granted to him by Formula in consideration of dividends that Formula distributes to its shareholders in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For the purpose of payment of the dividend amounts, the portion of the dividend amount to be released to Mr. Bernstein, will in each case be based on the proportion of the number of fiscal quarters that have lapsed at the time of distribution of the dividend from January 1, 2020 until December 31, 2027. An advance of 70% of the estimated annual bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom served as an employee of our company) during fiscal year 2024. The fees to the directors were paid by Formula.

Name and Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek – Chairman	40,400
Rafal Kozlowski – Director	40,400
Ohad Melnick – Director(2)	11,100
Karolina Rzonca-Bajorek– Director	41,530
Gabriela Żukowicz– Director	40,400
Tomer Jacob - External Director	72,110
Relly Danon - External Director	48,800
Itay Meroz– Director(3)	29,900

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

(2)	Mr. Melnick served as a director from the start of 2024 until our annual general meeting of shareholders that took place on May 9, 2024, at which time he was not re-elected. The total fees earned by him as shown in the table reflect that partial-year period.

(3)	Mr. Meroz was first appointed as a director by our board of directors to fill Mr. Melnick’s vacated board seat on May 21, 2024. The total fees earned by him as shown in the table reflect the partial-year period from that date through the end of 2024.

Service Agreement with, and Equity Grant to, Chief Executive Officer

Under his service agreement with us, Mr. Guy Bernstein, as our chief executive officer, or CEO, is entitled to a monthly salary, as well as an annual bonus in an amount equal to 3.3% of our net profit (including capital gains). An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

Mr. Guy Bernstein has furthermore been granted by us 611,771 restricted share units, or RSUs, which may be settled for 611,771 ordinary shares of Formula. The terms of the grant were described in Proposal 2 of the proxy statement for our January 12, 2023 special general meeting of shareholders, which served as Exhibit 99.1 to Formula’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 8, 2022 and viewable at the following link: https://www.sec.gov/Archives/edgar/data/1045986/000121390022078501/ea169849ex99-1_formulasys.htm.

 The subject grant had been initially re-approved by our compensation committee and board of directors, acting in accordance with the Companies Law, in November 2020 after Formula’s shareholders did not approve the grant at Formula’s November 2, 2020 annual general meeting of shareholders. As re-approved by the compensation committee and board, the grant reflected a modified composition of time-based-vesting and performance-based-vesting RSUs in a ratio of 66.67%-33.33% (as opposed to the initial ratio of time-based-vesting to performance-based-vesting RSUs of 80%-20% that was rejected by Formula’s shareholders at that November 2020 annual general meeting of shareholders). The same modified RSU grant was furthermore re-approved by our compensation committee and board of directors, acting in accordance with the Companies Law, once again on January 15 and 16, 2023, respectively, after Formula’s January 12, 2023 special general meeting of shareholders did not re-approve the modified RSU grant.

In re-considering and re-approving the grant in November 2020 and January 2023, our compensation committee and board of directors acknowledged that the requisite majority of our shareholders for the approval of the subject grant had not been achieved at the applicable shareholder meeting. The committee and board nevertheless evaluated our Group’s performance and achievements under the management of our chief executive officer, and in view of his expected further contribution to the Group’s success, determined that the proposed grant is strongly linked to the Group’s performance and the resulting increase in shareholders’ value. Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors approved the modified award of the RSUs.

The reasons for the re-approval of the subject grant in January 2023 (despite it already having been re-approved in November 2020) were two-fold:

●	Changed circumstances. The voting agreement between Asseco and our chief executive officer, which covered 1,797,973 of our ordinary shares owned by the chief executive officer, and by virtue of which Asseco formerly possessed the right to vote those shares— which stood at the heart of an allegation by plaintiffs who challenged the initial re-approval of the grant (as described below)— was cancelled on December 5, 2022; and

●	Certainty. We believed that it was in the best interest of the Company and its shareholders to provide clarity and certainty regarding the CEO’s compensation and position in the Company by bringing his equity-based grant for re-approval.

Please see “Item 8.A Legal Proceedings” below for a description of the legal proceedings that have been brought in respect of our CEO’s RSU grant.

The award was granted to Emil Sharvit (2001) Consulting and Project Management Ltd., through which our chief executive officer provides services to us. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that started as of the grant date and shall end at December 31, 2027, subject to the continued engagement of our chief executive officer with us as of that date, which we refer to as the Vesting Period; and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of our chief executive officer with us. At the end of the vesting period, the number of performance-based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

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

For the purpose of payment of the dividend amounts to our chief executive officer, the Vesting Period shall be regarded as if it has commenced on January 1, 2021 (other than with respect to distributions and any related dividend amount which were made prior to the grant of the RSUs and which are explicitly excluded), and will be divided into 32 fiscal quarters (each referred to as a Fiscal Quarter). The dividend amount within each dividend distributed to our shareholders will be released to, or set aside for, our chief executive officer together with the distribution of the dividend. The portion of the dividend amount to be released to our chief executive officer will in each case be based on the number of Fiscal Quarters that have lapsed at the time of distribution of the dividend. The remainder of the dividend amount will be set aside and paid to our chief executive officer on a pro-rata basis upon the expiration of each Fiscal Quarter until the dividend amount is released in full at the end of the Vesting Period for the RSUs.

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

In the event of resignation by our chief executive officer not for Good Reason, our chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed from January 1, 2020, until the actual resignation date, including notice period). However, any performance-based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Restricted Share Grants to Chief Financial Officer

On March 13, and 14, 2021, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our chief financial officer, Asaf Berenstin, 21,000 restricted shares under our 2021 Share Incentive Plan (which is described below in Item 6.E in the section titled “Formula’s 2021 Share Incentive Plan”). These restricted shares vest on a quarterly basis over approximately five-year period, with 3,750 restricted shares, approximately 18% of the grant, vesting on the grant date with the remaining amount vested in 23 quarterly equal amounts of 750 restricted shares per quarter commencing on June 30, 2022 and concluding on December 31, 2027, provided that during such time the chief financial officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. As of April 30, 2025, 12,750 out of the 21,000 restricted shares had vested.

Restricted Share Grants to Chief Operations Officer

On January 15 and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our chief operational officer, Maya Solomon, 15,000 restricted shares under the 2021 Plan. These restricted shares vest at certain points in time over a seven-year period, which commenced on January 16, 2023 and concluding on December 31, 2029, provided that during such time the chief operational officer continued to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). As of April 30, 2025, 4,285 of the 15,000 restricted shares had vested.

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

Our board is currently comprised of seven persons, of which each of Tomer Jacob, Relly Danon, and Itay Meroz has been determined by the board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market (or the Nasdaq listing rules), on which our ADSs are listed for trading. Concurrently with the initial election of Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Żukowicz to the board in August 2022, we opted, as a foreign private issuer under SEC rules, to follow Israeli law practice in lieu of the Nasdaq majority board independence requirement. Please see Item 16G below. Mr. Jacob and Ms. Danon serve as our external directors as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

External Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are generally required to appoint at least two external directors. Under regulations promulgated under the Companies Law, Israeli public companies whose shares are traded on certain U.S. stock exchanges, such as the Nasdaq Global Select Market, and that lack a controlling shareholder (as defined further below) are exempt from the requirement to appoint external directors. Any such company is also exempt from the Companies Law requirements related to the composition of the audit and compensation committees of the board. Eligibility for these exemptions is conditioned on compliance with U.S. stock exchange listing rules related to majority board independence and the composition of the audit and compensation committees of the board, as applicable to all listed domestic U.S. companies. Because we have a controlling shareholder as determined under the Companies Law (Asseco), we are not eligible for these exemptions under the subject regulations.

The Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer. The term “affiliation” and the similar types of prohibited relationships include:

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

Like the Companies Law, the Nasdaq listing rules and U.S. securities laws also require that we maintain an audit committee, all of whose members are independent of management. In accordance with the Sarbanes-Oxley Act of 2002 and the Nasdaq requirements, our audit committee’s direct responsibilities include the appointment, compensation, retention and oversight of our independent auditors (which itself also requires shareholder ratification under Israeli law). The committee’s U.S. and Nasdaq mandated responsibilities also include assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities.

Our audit committee consists of our two external directors, Mr. Tomer Jacob and Ms. Relly Danon, as well as Mr. Itay Meroz. Each of Mr. Jacob, Ms. Danon and Mr. Meroz qualifies as an independent director under both the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Mr. Jacob is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

We initially adopted a compensation policy during 2013. In 2016, our compensation committee and board approved a renewed version of our compensation policy, but the renewed policy was not approved by our shareholders at our annual general meeting of shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Companies Law, our compensation committee and the board determined that the approval of the renewed compensation policy is in the best interest of our company and exercised their right to adopt the renewed compensation policy notwithstanding it not having been approved by the shareholders at the December 2016 annual general meeting. In December 2022, our compensation committee and board of directors once again approved a renewed version of our compensation policy and submitted it to our shareholders for approval at our January 12, 2023 special general shareholders meeting. Our shareholders did not approve the compensation policy at that meeting. On January 15, and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the compensation policy notwithstanding that our shareholders had not approved it. Our compensation committee and board of directors have once again approved a renewed version of our compensation policy in April 2025 and that renewed version will be presented to our annual general meeting of shareholders to be held in May 2025.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of setting a limit on the exercise value of non-cash variable share-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, share-based compensation; and

●	maximum limits for severance compensation.

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

Our compensation committee consists of our two external directors, Mr. Tomer Jacob and Ms. Relly Danon, as well as Mr. Itay Meroz. Each of the members of our compensation committee qualifies as an independent director under the Nasdaq listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, Zap Group and its subsidiaries, Ofek Aerial Photography, Shamrad, Hashahar Telecom and Michpal and its subsidiaries) participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2024 was approximately $1.4 million for the entire Group. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries amounted in 2024 to $0.2 million. For 2025, the total premium we paid as a Group amounted to $1.2 million. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries with respect to 2025 amounted to $0.14 million ..

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

The table below sets forth the average number of employees employed by us, as allocated among our eight subsidiaries in which we have effective control through December 31, 2023, during each of the last three fiscal years:

	Year ended December 31,
	2022	2023	2024
Matrix	11,200	11,200	11,570
Magic Software	4,161	3,628	3,787
Sapiens	4,754	5,000	4,850
TSG Systems	442	500	784
Michpal	273	302	321
Ofek	90	87	120
Insync	788	948	949
Zap Group	311	198	277
Shamrad	-	37	37
Hashhar Telecom	-	-	25
Total	22,059	21,900	22,720

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2022	2023	2024
Israel	13,629	13,763	14,705
United States and Canada	3,198	3,498	3,502
Europe	2,771	1,978	1,915
Asia (mainly India)	2,453	2,650	2,438
South Africa	8	11	160
Total	22,059	21,900	22,720

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

As of April 30, 2025, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our chief executive officer, Mr. Asaf Berenstin, our chief financial officer and Ms. Maya Solomon, our chief operational manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation—Service Agreement with, and Equity Grant to, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin or Ms. Solomon has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 11.73% of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 31,833 of Formula’s ordinary shares, consisting of 10,000 restricted shares, 833 restricted shares and 21,000 restricted shares which were granted to him on November 13, 2014, August 17, 2017 and March 14, 2022, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 30, 2025, 23,583 restricted shares were fully vested, with the remaining 8,250 restricted shares to be vested over remaining 11 equal quarterly periods, which commenced on April 1, 2025 and will conclude on December 31, 2027. All restricted shares, whether vested or not, are held in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon owns 25,000 of Formula’s ordinary shares, consisting of 10,000 restricted shares and 15,000 restricted shares which were granted to her on November 19, 2018 and on January 16, 2023, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 30, 2025, 14,285 restricted shares were fully vested, with the remaining 10,715 restricted shares to be vested at certain points in time over a seven-year period, which commenced on January 16, 2023, and which concludes on December 31, 2029. All restricted shares, whether vested or not, are held in the trust.

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

In March 2012, our board of directors increased the amount of ordinary shares reserved for issuance under the 2011 Plan by 1,200,000 shares.

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our chief executive officer, each to be exercisable at a price of NIS 0.01 per share. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation—Service Agreement with, and Equity Grant to, Chief Executive Officer” for a description of those grants. We have also approved the grant of 10,000 restricted shares to our chief financial officer on each of November 13, 2014 and August 17, 2017 and the grant of 10,000 restricted shares to our chief operational officer on November 19, 2017, in each case under the 2011 Plan. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” for a description of those grants.

Formula’s 2021 Share Incentive Plan

In August 2021, our board of directors adopted Formula’s 2021 Share Incentive Plan, which we refer to as the 2021 Plan. Pursuant to the 2021 Plan, we may grant from time to time to our and our subsidiaries’ employees, office holders (which are not Formula’s controlling shareholders) and consultants’ options to purchase, share based awards or restricted shares with respect to, up to an aggregate of 350,000 ordinary shares of Formula (including 48,378 ordinary shares that were reserved for issuance under the 2011 Plan and not subject to outstanding grants and transferred to the 2021 Plan). The 2021 Plan is administered by our board of directors. The 2021 Plan provides that options, restricted shares, or other share-based awards may be granted, from time to time, to such grantees to be determined by our board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the board at its sole and absolute discretion.

Of the shares available for grant under the 2021 Plan, we approved the grant, in March 2022, of 21,000 restricted shares to our chief financial officer and an aggregate of 2,400 restricted shares to employees of the Company, and the grant, in January 2023, of 15,000 restricted shares to our chief operational officer. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation” for a description of those grants.

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

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of March 31, 2025 by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,154	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,184,127	7.72%
Menora Mivtachim Holdings Ltd.(6)	1,088,725	7.10%
Phoenix Holdings Ltd. (7)	1,068,327	6.97%
Yelin Lapidot Holdings Management Ltd. (8)	1,028,539	6.71%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	824,703	5.38%
All directors and executive officers as a group (11 persons) (10)	1,836,591	11.98%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 122,546 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of March 31, 2025.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 2, 2025. Harel Insurance is a publicly held Israeli corporation. Out of the 1,184,127 ordinary shares beneficially owned by Harel Insurance: (i) 1,128,493 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions;, and (ii) 55,634 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 7, 2025. Out of the 1,088,725 ordinary shares beneficially owned by Menora Holdings (i) 1,079,528 ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be;, and (ii) 9,197 ordinary shares are beneficially held for Menora Holdings’ own account.

(7)	Based on written notification received from Phoenix Holdings Ltd. on April 2, 2025. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of March 31, 2025, the securities reported herein were held as follows: (i) the Phoenix Investments House - trust funds: 315,496; (ii) The Phoenix pension and provident funds: 4,853; and (iii) Partnership for Israeli shares: 747,978. (All ownership rights in these partnerships belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement).

(8)	Based on written notification received from Yelin Lapidot on April 7, 2025. Out of the 1,028,539 ordinary shares beneficially owned by Yelin: (i) 827,732 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 200,807 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 1, 2025. Clal is a publicly held Israeli corporation. All the 824,703 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions

(10)	Includes the shares beneficially owned by Mr. Guy Bernstein described in note (4) above, as well as 24,333 vested restricted shares granted to Mr. Asaf Berenstin, the Company’s chief financial officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s chief operations officer (who was granted 25,000 restricted shares in November 2018 and in January 2023, of which 14,285 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

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

Record Shareholders

As of April 30, 2025, we had one shareholder of record, which was not a United States record holder. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders (including shares represented by ADSs) are recorded in the name of our Israeli share registrar, Mizrachi Tefahot Registration Company Limited. All of our ordinary shares (including shares represented by ADSs) have equal voting rights. However, under applicable Israeli law, the shares that we have repurchased and currently hold have no voting rights and, therefore, are excluded from the number of our outstanding shares.

Record ADS Holders

As of May 1, 2025, 123,133 ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 0.80% of our outstanding ordinary shares. As of that date, there were approximately 12 registered holders of our ADSs, of whom approximately 9 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

Potential Change in Control Transactions

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $60.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total annual premium of $1.2 million for the period starting on February 14, 2025 and ending on February 13, 2026. The total annual premium of $1,151,090 under that policy is allocated for payment among our subsidiaries excluding Matrix.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our chief executive officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and in March 2012. This agreement provides for early termination by either side upon 180 days advance written notice, during which time the Chief Executive Officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions. Please see “Item 6. Directors, Senior Management & Employees— B. Compensation—Service Agreement with, and Equity Grant to, Chief Executive Officer” for more details concerning that service agreement.

Services Obtained from Asseco

During 2024, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland, in an amount totaling approximately $0.2 million.

Services Provided to Asseco

During 2024, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.9 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Sapiens paid us approximately $31,562 in respect of its share of Formula’s director fees for Guy Bernstein, who also serves as Sapiens’ Chairman of the Board, for the year ended December 31, 2024.

Matrix paid us approximately $29,200 in respect of its share of Formula’s director fees for Guy Bernstein, who also serves as Matrix’s Chairman of the Board, for the year ended December 31, 2024.

Proposed Merger Between Subsidiaries

As previously reported by each of Magic Software and Matrix, on March 11, 2025, Magic Software and Matrix entered into a non-binding memorandum of understanding (the “MOU”) related to a potential merger between them (the “Merger”). Under the MOU, Magic Software and Matrix agreed to negotiate a definitive agreement (the “Definitive Agreement”) regarding the Merger, pursuant to which Matrix will acquire the entire share capital of Magic Software on a fully diluted basis, by way of a reverse triangular merger, upon completion of which Magic Software will become a private company, wholly owned by Matrix. The consideration to be paid to Magic Software’s shareholders will be in the form of Matrix’s ordinary shares, based on an exchange ratio to be derived from the valuations of the companies, as detailed below.

Upon completion of the Merger, ordinary shares of Matrix would continue to be traded exclusively on the TASE, while Magic Software's ordinary shares would be expected to be delisted from trading on the TASE and Nasdaq.

Based on the relative valuations of both companies and an exchange ratio derived from 31.125%/68.875% (Magic Software and Matrix, respectively), Magic Software's shareholders would receive merger consideration in Matrix shares such that immediately following the Merger, they hold 31.125% of the issued and outstanding share capital of Matrix (the “Consideration Shares“ or the “Merger Consideration“), while the shareholders who held Matrix's shares prior to the Merger would hold 68.875%, in each case on a fully diluted basis. The companies may distribute dividends in accordance with the provisions of their respective distribution policies as in effect on the date of the MOU (and in any event, up to 75% of their respective net profits attributable to shareholders), for the year 2024 and for the first and second quarters of 2025, without it affecting the agreed relative valuation ratio of 31.125%/68.875%. The Merger is expected to be accounted for in Matrix's financial statements using the pooling of interest method, whereby the combined company’s assets and liabilities will be recorded at their book value. Accordingly, no original goodwill will be recognized upon acquisition, and consequently, no subsequent amortization of original goodwill will be recorded.

The Definitive Agreement will be based on the above terms as well as other customary terms and conditions. The execution of the Definitive Agreement is subject to the following conditions, among others: (1) satisfactory completion of a due diligence investigation by each of the companies in respect of the other; (2) each company’s independent committee of directors obtaining a separate fairness opinion by an independent financial advisor, confirming that the Merger Consideration is fair to the shareholders of that company; (3) the approval of the independent committee, the audit committee and board of directors of each of the companies to the contemplated Merger.

The consummation of the Merger will be subject to conditions to be set forth in the Definitive Agreement, including: (1) obtaining each of the companies’ shareholders’ approval to the Merger, by a special majority of the minority shareholders as required under Israeli law; (2) obtaining all regulatory approvals required for the consummation of the Merger; (3) obtaining third party approvals to the Merger, as will be specified in the Definitive Agreement; (4) obtaining a pre-ruling from the Israeli Tax Authority in connection with the Merger and to postpone the tax liability of shareholders; and (5) completing the reporting and disclosure documents required to be published by the companies under applicable law for consummating the Merger and issuing the Consideration Shares.

Trade Payables

As of December 31, 2024, we had trade payables balances due to, and trade receivables balances due from, our related parties in amounts of approximately $3.6 million and $0.8 million, respectively.

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

Export Sales

In 2024, 36.7% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4— Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

Legal Proceedings Related to Formula’s CEO’s RSU Grant

On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on our behalf, against each of our five directors, as well as our chief executive officer, Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin, as defendants. We and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Companies Law, of compensation awarded to the our chief executive officer and chief financial officer, including past engagements with our chief executive officer and the re-approval by our compensation committee and board of directors in November 2020 (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to our chief executive officer. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to Formula Systems, as well as compensation to Formula Systems for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to our ADSs. We reject all claims made by Olir and believe that all actions taken by our board of directors and our committees were taken in accordance with the Companies Law, for Formula’s benefit, and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify, and on May 13, 2021, all respondents filed their responses to the Motion to Certify.

On January 24, 2023, we submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to our chief executive officer by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, 2023, we submitted our response to Olir’s response. Olir filed its briefs by September 18, 2023. On December 3, 2023, we filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023, the court granted our motion to dismiss in limine, and ordered us to pay Olir’s costs in an amount of NIS 45,000. On January 25, 2024, Olir filed an appeal against the District Court’s decision with the Israeli Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024, all respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rule of law when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. A bench hearing is now scheduled for March 6, 2026. The respondents are required to file their response to Olir’s appeal by June 3, 2025. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

Legal Proceedings related to Matrix

On December 3, 2023, our subsidiary Matrix received a request for disclosure of materials pursuant to Section 198a of the Companies Law, which was submitted to the District Court (Economic Division) of Tel Aviv-Jaffa by an individual who claimed to be a shareholder of Matrix. The request related to a potential derivative claim that could be filed by the individual, on Matrix’s behalf, against Matrix’s chief executive officer and each of its directors related to the procedure for the approval of compensation awarded to Matrix’s chief executive officer following the rejection of such compensation by Matrix’s general meeting of shareholders and the re-approval of that compensation by Matrix’s compensation committee and board of directors, respectively, acting in accordance with the Companies Law. On April 18, 2024, Matrix filed a response to the disclosure request in which Matrix requested that the court deny, on various grounds, the request made by the potential plaintiff. An inquest was held on the disclosure motion on February 2, 2025. At this stage of this legal proceeding we cannot predict its outcome.

Legal Proceedings related to Zap Group

On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793.8 million (approximately $217.7 million), was filed against Zap Group with the Israeli district court (central district), claiming that Zap Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through Zap Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63 million (approximately $17.3 million). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with Zap Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. As a result, evidentiary hearings were held between March 6, 2024, and July 10, 2024, during which expert and fact witnesses from both sides were examined. Subsequently, deadlines were set for the submission of the parties’ summations. On August 8, 2024, the parties informed the court that they had reached an agreement to refer the matter to a mediation process to be presided upon by another judge of the same court. Accordingly, mediation sessions took place on December 11, 2024 and January 21, 2025 in front of Judge Rami Haymovitz. On March 3, 2025, the plaintiffs’ counsel informed the court that there had been disagreements between the defendants and their counsel over the course of the mediation, and requested that the court determine as to whether they could continue to represent the plaintiffs in the case. On March 24, 2025, as a result of a hearing, the court requested that the plaintiffs’ counsel and Zap Group propose terms for a settlement of the litigation on or before June 4, 2025 that the plaintiffs could review and determine whether to accept. As this claim was filed against Zap Group prior to its acquisition by Formula, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24.5 million (approximately $7.0 million) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. Following discovery and pre-trial hearings, the Plaintiffs and ZAP Group submitted affidavits of primary testimony in June 2024 and July 2024, respectively. On January 28, 2025, evidentiary hearings began. The court ordered the plaintiffs to complete witness testimony by March 1, 2025, and scheduled further hearings through October 2025. The evidentiary hearings are currently ongoing. At the current stage of proceedings, it is not possible to estimate the outcome of the claim.

In November 2023, N.Z. Marketing and Advertising Ltd (“Safra”), a subsidiary of Zap Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is for an amount of NIS 9.645 million. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. On November 14, 2024, a preliminary hearing was held in court, during which the judge suggested that the parties settle the case by paying compensation to the plaintiff. The defendants have not yet accepted the plaintiff’s position. At the current stage of proceedings, it is not possible to estimate the outcome of the claim. The subject incident (in which the deceased died) took place before Zap Group acquired Safra; therefore, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Safra to Zap Group.

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

Formula

Under Formula Systems’ dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to its shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years (and in 2025 up to the date of this annual report), Formula has made the following distributions:

In March 2025 Formula declared a dividend to its shareholders in an amount of NIS 3.45 per share (approximately $0.94 per share) to be paid on May 14, 2025. The aggregate amount distributed by Formula was approximately NIS 52.9 million (approximately $14.4 million).

In August 2024, Formula declared a cash dividend to its shareholders in an amount of NIS 2.32 per share (approximately $0.63 per share), which was paid on September 26, 2024. The aggregate amount distributed by Formula was approximately NIS 35.6 million (approximately $9.6 million).

In March 2024, Formula declared a cash dividend to its shareholders of NIS 2.30 per share (approximately $0.63 per share), which was paid on April 18, 2024. The aggregate amount distributed by Formula was NIS 35.3 million (approximately $10.0 million).

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

Magic Software

In August 2017, Magic Software’s board of directors amended its dividend distribution policy, whereas, each year Magic Software will distribute a dividend of up to 75% of its annual net income attributable to its shareholders (previously 50%), subject to applicable law. Magic Software’s board of directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. The dividend is to be distributed on a semi-annual basis. Pursuant to that policy, Magic Software has distributed the following amounts in the three most recent fiscal years:

In March 2025, Magic Software declared a cash dividend to its shareholders of $0.327 per share (or approximately $16.1 million, in the aggregate), which was paid during May 2025, of which $8.6 million was paid to non-controlling interests.

In November 2024, Magic Software declared a cash dividend to its shareholders of $0.236 per share (or approximately $11.6 million, in the aggregate), which was paid during January 2025, of which $6.2 million was paid to non-controlling interests.

In May 2024, Magic Software declared a cash dividend to its shareholders of $0.204 per share (or approximately $10.0 million, in the aggregate), which was paid during July 2024, of which $5.3 million was paid to non-controlling interests.

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

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy, whereby in every year, Matrix will distribute a dividend at a rate of 75% (instead of 50% before) of its annual net income. The dividend is to be distributed on a quarterly basis. Pursuant to that policy, Matrix has distributed the following amounts in the three most recent fiscal years:

In March 2025, Matrix declared a cash dividend to its shareholders of NIS 52.2 million (approximately $13.9 million), in the aggregate, which was paid in April 2025, of which $7.2 million was paid to non-controlling interests.

In November 2024, Matrix declared a cash dividend to its shareholders of NIS 48.3 million (approximately $13.3 million), in the aggregate, which was paid in January 2025, of which $6.9 million was paid to non-controlling interests.

In August 2024, Matrix declared a cash dividend to its shareholders of NIS 52.1 million (approximately $14.0 million), in the aggregate, which was paid in October 2024, of which $7.3 million was paid to non-controlling interests.

In May 2024, Matrix declared a cash dividend to its shareholders of NIS 51.5 million (approximately $14.1 million), in the aggregate, of which $7.3 million was paid to non-controlling interests.

In March 2024, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 80.7 million (approximately $21.7 million), which was paid in April 2024, of which $11.3 million was paid to non-controlling interests.

In August 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 43.8 million (approximately $11.5 million), which was paid in September 2023, of which $6.0 million was paid to non-controlling interests.

In May 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 45.1 million (approximately $12.4 million), which was paid in June 2023, of which $6.4 million was paid to non-controlling interests.

In March 2023, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 37.5 million (approximately $10.2 million), which was paid in April 2022, of which $5.3 million was paid to non-controlling interests.

In November 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 34.6 million (approximately $10.2 million), which was paid in December 2022, of which $5.3 million was paid to non-controlling interests.

In August 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 164.2 million (approximately $50.4 million), which was paid in August 2022, of which $25.6 million was paid to non-controlling interests.

In May 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 44.7 million (approximately $12.9 million), which was paid in June 2022, of which $6.6 million was paid to non-controlling interests.

In March 2022, Matrix declared a cash dividend to its shareholders in an aggregate amount of NIS 40.9 million (approximately $12.7 million), which was paid in April 2022, of which $6.5 million was paid to non-controlling interests.

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

Since the adoption of this dividend policy, Sapiens has declared cash dividends, initially on an annual basis and subsequently on a semi-annual basis, most recently in amounts of $0.47 per share, $0.23 per share, $0.25 per share $0.26 per share, $0.28 per share, $0.29 per share and $0.66 per share, or $25.9 million, $12.7 million, $13.8 million, $14.4 million, $15.6 million, $16.2 million and $36.9 million (the final such dividend amount includes both semi-annual and special dividends) in the aggregate, which were paid in May 2022, August 2022, April 2023, August 2023, April 2024, August 2024 and April 2025 of which $14.5 million, $7.1 million, $7.7 million, $8.2 million, $8.8 million, $9.2 million and $20.8 million, respectively, were paid to non-controlling interests.

B.	Significant Changes

Since the date of our consolidated financial statements included in this annual report, other than as described in “Item 7. Major Shareholders and Related Party Transactions— B. Related party transactions— Proposed Merger Between Subsidiaries”, there have not been any significant changes for our company.

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

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as detailed above) at the time of distribution or at any time during the preceding 12-month period. Sapiens received a Tax Ruling, which was extended, under which dividends paid by Sapiens to Israeli shareholders who are individuals will be subject to withholding tax at source at the rate of 25% and in case of Israeli resident corporations— 0%, regardless the source of the dividends. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2026.

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

Sapiens received a Tax Ruling according to which dividends paid by Sapiens to non-Israeli (individuals and corporations) will be subject to withholding tax at source at a rate of 25%. We cannot guarantee that the Tax Ruling will be extended beyond December 31, 2026.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024 (approximately $197,850, based on an exchange rate of NIS 3.647 per U.S. dollar as of December 31, 2024), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share and ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

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

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares or ADSs (including gain deemed recognized if our ordinary shares or ADSs are used as security for a loan under certain conditions) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our ordinary shares or ADSs as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares or ADSs from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent’s date of death.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2024. We currently expect that we will not be a PFIC in 2025. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares or ADSs in the event that we qualify as a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, and/or weak economic conditions in the markets in which we sell our products and services. We have been monitoring and continue to actively monitor these potential exposures. To manage the volatility relating to these exposures, we may enter into various forward contracts or other hedging instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency exchange rates.

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2024, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, Danish Krone, Swedish Krona, Polish Zloty and British Pound accounts bearing interest based on SOFR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would not be material, holding other variables constant.

As described above in this annual report (under “Item 3.D Risk Factors— Risks Related to Operations in Israel— Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have been adversely affecting, and could continue to adversely affect, our business” and “Item 5. Operating and Financial Review and Prospects— Operating Results— Impact of Inflation and Currency Fluctuations on Results of Operations”), because most of our software services revenues are received in NIS, a devaluation of the NIS against the dollar adversely impacts our dollar-recorded software services revenues and operating profit, by reducing the dollar-recorded revenues for those software services. Accordingly, a devaluation of the dollar against the NIS positively impacts our dollar-recorded software services revenues and operating profit.

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in dollars and other currencies, particularly British pound, Euro and Japanese yen, and, to a lesser extent, Danish Krone, Swedish Krona, Polish Zloty and Indian rupee, while a substantial portion of our expenses relating to proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the devaluation of the dollar relative to the NIS increases our operating costs (as denominated in dollars), and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. An increase in the rate of Israeli inflation compounds this negative impact by further increasing our NIS (and ultimately dollar-recorded) operating expenses, and, consequently, reducing our operational profitability in that business line. Also, the devaluation of these other currencies— particularly Euro, British pound and Japanese yen— relative to the U.S. dollar reduces our dollar-recorded revenues from sales of our proprietary software products and thereby harms our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen, PLN and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2024 sales revenues of approximately $197 million or $232 million, respectively.

Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar, Euro, Japanese yen and/or British Pound against the NIS, or the Euro, Japanese yen and/or British pound against the dollar. There can be no assurance that these activities, or others that we may use from time to time, will eliminate the negative financial impact of currency fluctuations and inflation. We do not— nor do we intend to in the future— engage in currency speculation.

Inflation Risk. We and some of our subsidiaries are subject to inflation risk. Given that over recent years we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, inflationary pressures have been adversely impacting our operations (as they were in 2022 and early in 2023). The increased inflation in Europe and the U.S. in 2022 and early 2023 led to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. In addition, during periods of significant inflation, the purchasing power of our customers declined due to our customers’ rising other expenses, and customer demand for our software solutions and services was, to a certain extent, adversely impacted as a result, which negatively affected our results of operations, financial condition and prospects at the time. The reduction in inflation over the second half of 2023 and throughout 2024 mitigated these effects. We continue to monitor, on an ongoing basis, inflationary pressures and their impact on our results of operations.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We and five of our subsidiaries (Sapiens, Matrix, Magic Software, Michpal and Zap Group) account for the majority of the Group’s bank credits, loans and debentures, which are subject to interest rate risk. Sapiens, Matrix and Formula pay interest on their debentures based on a fixed interest rate which is denominated in NIS (and in the case of Sapiens is also linked to a fixed US dollar interest rate). Because both Formula and Sapiens do not have any material outstanding debt obligations other than with respect to their debentures, they have not been materially impacted by the global rise in interest rates that began in 2022. Therefore, no quantitative tabular disclosures are required. Additionally, as Matrix is impacted by interest rate risk with respect to its bank credits and loan, in an effort to hedge the risk, Matrix conducted two series B bond issuances at a fixed interest rate of 4.1%. As a result, Matrix has not been materially impacted by the global rise in interest rates that began in 2022. An increase of 1% in interest rates would have increased Matrix’s, Magic Software’s, Zap Group’s and Michpal’s combined financial expenses by approximately $1.6 million in 2024.

Fluctuations in Market Price of Securities We Hold

We hold the securities of three subsidiaries and one affiliate— Magic Software, Sapiens, Matrix and TSG Systems— which are companies whose securities are listed for trading on the Nasdaq Global Market, Nasdaq Global Select Market and/or the TASE. We consider these holdings to be long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All of these publicly traded companies have experienced significant historical volatility in their share prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on the value of these securities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2024 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2024, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report of foreign private issuer on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries and affiliate company paid the following aggregate fees for professional services rendered to us with respect to the year ended December 31, 2023 by Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as EY Israel), which was our independent registered public accounting firm until July 11, 2024:

	Year Ended December 31,
Services Rendered	2023	2024
Audit (1)	$2,556	$835
Tax and other (2)	$494	$517
Total	$3,050	$1,352

(1)	The audit fees for the year ended December 31, 2023 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated company; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the year ended December 31, 2023, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula and its subsidiaries and affiliates paid the following fees for professional services rendered to us with respect to the year ended December 31, 2024 by Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, which became our independent registered public accounting firm on July 11, 2024:

Year Ended December 31,
2024
(US dollars in thousands)
Services Rendered
Audit (1)	$1,736
Tax and other (2)	$182
Total (3)	$1,918

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the year ended December 31, 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

(3)	Including $1,122 for services approved prior to signing engagement letter as auditors

Formula paid the following fees for professional services rendered by EY Israel to Formula (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of Formula) for the year ended December 31, 2023:

Year Ended December 31,
2023
(US dollars in thousands)
Services Rendered
Audit (1)	$114
Tax and other (2)	$7
Total	$121

(1)	The audit fees for the year ended December 31, 2023 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the year ended December 31, 2023, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Formula paid the following fees for professional services rendered by BDO Israel to Formula (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of Formula) for the year ended December 31, 2024:

Year Ended December 31,
2024
(US dollars in thousands)
Services Rendered
Audit (1)	$91
Tax and other (2)	$3
Total (3)	$94

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the year ended December 31, 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

(3)	Including $9 for services approved prior to signing engagement letter as auditors

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditor’s work. Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, BDO Israel. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) On June 13, 2024, the audit committee of our board of directors recommended to the board of directors, and the board of directors approved, and submitted to our shareholders for approval at a special general meeting of shareholders held on July 11, 2024, the replacement of our then-current independent auditor, Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel”) with Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, which we refer to as BDO Israel or the new auditor. At that meeting, the committee approved, and submitted to the Board for approval, BDO Israel’s replacement of EY Israel as our new auditor, and BDO Israel’s appointment to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders.

The remaining disclosures required by paragraph (a) of Item 16F of Form 20-F were previously reported under “Proposal 1. Replacement of Current Independent Auditor with New Independent Auditor for Fiscal Year Ending December 31, 2024—Background— SEC-Mandated Disclosures for Non-Renewal of Current Auditor” in the proxy statement for our special general meeting of shareholders held on July 11, 2024, which was annexed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on June 20, 2024, which can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1045986/000104598624000005/ea020815301ex99-1_formula.htm.

(b) Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as an exhibit to this annual report.

ITEM 16K. CYBER-SECURITY

Risk management and strategy

We (through our subsidiaries) maintain corporate cyber-security risk assessment programs that are designed to identify and manage material risks from cyber-security threats and protect the confidentiality, integrity, and availability of our critical information technology (IT) systems. These programs are integrated into our overall risk management systems, thereby helping to ensure that we address cyber-security risks in a comprehensive manner.

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

We regularly assess whether any risks from cyber-security threats are reasonably likely to materially affect our Group companies, and our or their business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. As with virtually every other public company, we believe that a potential material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our IT systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our sales and marketing processes for our solutions and services; and maintaining our proprietary rights (such as research and development, and other intellectual property- related data). While we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition, the failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors—Risks Relating to Our Business, Our Industry, and Our Financing Activities— Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business”.

Governance

As part of our (through our subsidiaries) corporate cybersecurity risk assessment program, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and involvement of each company’s management on an ongoing basis.

Our board of directors as a whole is responsible for the oversight of risks from cybersecurity threats to our subsidiaries’ operations. The Formula board of directors meets annually with our Chief Financial Officer, or CFO, who updates the board regarding the latest developments with respect to our subsidiaries’ cybersecurity risk assessment programs, the results of the latest risk assessments, and any material risks from cybersecurity threats that have been identified. The board also receives periodic, ongoing updates on the prevention, detection, mitigation and remediation of cybersecurity incidents, including details concerning any incidents that have occurred for our subsidiaries, our subsidiaries’ response to such incidents, and any lessons learned as a result (including any recommendations for improvement in our subsidiaries’ response).

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012(2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Ordinary Shares of Formula Systems (1985) Ltd.*
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012(4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. 2021 Share Incentive Plan*
4.5	Formula Systems (1985) Ltd. Compensation Policy for Office Holders(7)
8.1	List of Subsidiaries*
11.1	Insider Trading Policy*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Clawback Policy(8)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report on Form 6-K filed by the registrant with the SEC on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the SEC on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K filed by the registrant with the SEC on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the SEC on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the SEC on April 30, 2014.

(7)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its special general meeting of shareholders held on January 12, 2023, attached as Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the SEC on December 8, 2022.

(8)	Incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F for the 2023 fiscal year filed by the registrant with the SEC on May 15, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 14, 2025
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Formula Systems (1985) Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Formula Systems (1985) Ltd. (the Company) as of December 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the audit report of Kost Forer Gabbay & Kasierer the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report, dated May 14, 2025 expressed an unqualified opinion thereon, based on our audit and the report of Kost Forer Gabbay & Kasierer.

We did not audit the consolidated financial statements of Sapiens International Corporation N.V., a subsidiary of the Company. The consolidated financial statements of Sapiens International Corporation N.V. were prepared in accordance with accounting principles generally accepted in the United States of America and the adjustments to conform those consolidated financial statements to IFRS Accounting Standards were audited by Kost Forer Gabbay & Kasierer , whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sapiens International Corporation N.V., under IFRS Accounting Standards is based solely on the report of Kost Forer Gabbay & Kasierer . The consolidated financial statements of Sapiens International Corporation N.V. under IFRS Accounting Standards reflect total assets of 23% of the related consolidated total assets as of December 31, 2024, and total revenues constituting 20%, of the consolidated total revenues for the year ended December 31, 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of Kost Forer Gabbay & Kasierer provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Effective control

As described in Note 2(4) to the consolidated financial statements, the Company consolidates various investees despite the lack of absolute majority of voting power at the general meetings of the investees. In a situation where the Company holds less than a majority of voting power in a given entity, but that power is sufficient to enable the Company to unilaterally direct the relevant activities of such entity, then the control is exercised, and the Company consolidates the entities based on effective control. As disclosed by management, the assessment of whether the Company has effective control over an investee involves management’s judgment and analysis and considers factors such as the responsibility of the various committees, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns.

Auditing the Company’s assessment of effective control was complex and highly judgmental due to the significant judgment of management in determining whether the Company is able to unilaterally direct the relevant activities of the entity and therefor controls the entity. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures relating to management’s application of consolidation accounting, and significant auditor judgment in evaluating the audit evidence obtained relating to the responsibility of the various organs, the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns.

The primary procedures we performed to evaluate the significant judgments made by management to assess effective control, included 1)Obtaining and understanding and testing the operating effectiveness of the Company’s internal controls over the judgment and factors used to reach consolidation conclusions regarding these investees and 2)verifying and recalculating the procedures perform by the company including the following: evaluating the responsibility of the various committees and assessing the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns and 3)evaluating the appropriateness of the related disclosures included in Note 2(4) to the consolidated financial statements in relation to Effective control.

We have served as the Company's auditor since 2024.

/s/ Ziv Haft
Ziv Haft

Certified Public Accountants (Isr)

BDO member firm

Tel Aviv, Israel

May 14, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Formula Systems (1985) Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd. (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, based on our audit and the report of Kost Forer Gabbay & Kasierer, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We did not audit the internal control over financial reporting of Sapiens International Corporation N.V., a subsidiary of the Company, whose financial statements reflect total assets constituting 23% of the consolidated total assets at December 31, 2024, and total revenues constituting 20%, of the consolidated total revenues for the year ended December 31, 2024. Sapiens International Corporation N.V.’s internal control over financial reporting was audited by Kost Forer Gabbay & Kasierer , whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Sapiens International Corporation N.V.’s internal control over financial reporting, is based solely on the report of Kost Forer Gabbay & Kasierer.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and our report dated May 14, 2025, expressed an unqualified opinion thereon based on our audit and the report of Kost Forer Gabbay & Kasierer.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of Kost Forer Gabbay & Kasierer provide a reasonable basis for our opinion.

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

/s/ Ziv Haft
Ziv Haft

Certified Public Accountants (Isr)

BDO member firm

Tel Aviv, Israel

May 14, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Formula Systems (1985) Ltd. (the Company) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect total assets of constituting 0.1% at December 31, 2023, and total revenues constituting 0.4% and 0.4% for the years ended December 31, 2023 and 2022, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB  and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor from 2010 to 2024.

Tel-Aviv, Israel

May 15, 2024

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$507,799	$451,946
Short-term deposits	2 (9)	55,401	76,224
Trade receivables (net of allowances for credit losses of $18,106 and $14,251 as of December 31, 2024 and 2023, respectively)	5	803,235	721,008
Prepaid expenses and other accounts receivable	6	89,882	84,670
Inventories		30,728	42,008

Total current assets		$1,487,045	$1,375,856

NON-CURRENT ASSETS:
Long-term investments and receivables	7,8	$54,629	$52,002
Investments in companies accounted for at equity	9	39,196	20,796
Property, plant and equipment, net	10	51,795	52,931
Right-of-use assets	18	156,225	120,651
Deferred taxes	23f	33,850	46,856
Intangible assets, net	11	217,076	206,928
Goodwill	12	975,080	936,581

Total non-current assets		1,527,851	1,436,745

Total assets		$3,014,896	$2,812,601

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2024	2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans from banks and others	13,15	$141,782	$145,973
Debentures	16	86,782	72,885
Current maturities of lease liabilities	18	45,240	44,064
Trade payables		296,211	258,649
Deferred revenues		173,959	137,643
Employees and payroll accrual		234,845	209,384
Other accounts payable	14	98,046	73,124
Liabilities in respect of business combinations	3,8	9,191	7,954
Put options of non-controlling interests	2(17)(E)	52,420	35,987

Total current liabilities		$1,138,476	$985,663

LONG-TERM LIABILITIES:
Loans from banks and others	15	$62,733	$90,887
Debentures	16	188,090	231,541
Lease liabilities	18	119,586	84,639
Other long-term liabilities		11,708	12,678
Deferred taxes	23f	42,894	59,206
Deferred revenues		12,522	4,873
Liabilities in respect of business combinations	3,8	8,751	2,622
Put options of non-controlling interests	2(17)(E)	30,553	21,880
Employee benefit liabilities	20	10,238	10,427

Total long-term liabilities		$487,075	$518,753

COMMITMENTS AND CONTINGENCIES	21

EQUITY	22
Formula Systems (1985) Ltd. Shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares as of December 31, 2024 and 2023; Issued: 15,901,287 shares as of December 31, 2024 and 2023; Outstanding: 15,332,667 shares as of December 31, 2024 and 2023.		$4,351	$4,351
Additional paid-in capital		152,652	157,482
Retained earnings		536,014	475,219
Accumulated other comprehensive income		(13,420)	(11,031)
Treasury shares (568,620 shares as of December 31, 2024 and 2023)		(259)	(259)

Total equity attributable to Formula Systems (1985) Ltd. shareholders		$679,338	$625,762
Non-controlling interests	24a	710,007	682,423

Total equity		$1,389,345	$1,308,185

Total liabilities and equity		$3,014,896	$2,812,601

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
Revenues:
Proprietary software products and related services		$724,900	$693,426	$659,470
Software services and other		2,032,611	1,927,477	1,912,887

Total revenues	2(11),24b	$2,757,511	$2,620,903	$2,572,357

Cost of revenues:
Proprietary software products and related services		377,408	365,563	344,374
Software services and other		1,695,420	1,611,629	1,605,518

Total cost of revenues		2,072,828	1,977,192	1,949,892

Gross profit		684,683	643,711	622,465

Research and development expenses, net		84,380	77,968	72,129
Selling, marketing, general and administrative expenses	24c	335,151	326,375	317,956
Capital gain	9	5,369	-	44,260

Operating income		270,521	239,368	276,640

Financial expenses	24d	38,063	42,134	27,216
Financial income	24d	15,920	13,800	7,286

Pre-tax income before share of profits of companies accounted for at equity, net		248,378	211,034	256,710

Share of profits (losses) of companies accounted for at equity, net	9	2,077	773	(1,808)
Taxes on income	23h	56,665	46,075	55,235

Net income		$193,790	$165,732	$199,667

Attributable to:
Equity holders of the Company		79,670	64,014	81,393
Non-controlling interests		114,120	101,718	118,274

		$193,790	$165,732	$199,667

Net earnings per share attributable to equity holders of the Company	24f

Basic earnings per share		5.22	$4.19	$5.31

Diluted earnings per share		5.09	$4.12	$5.21

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income	$193,790	$165,732	$199,667

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain from defined benefit plans	869	1,993	2,717
Gain (loss) from investments in equity instruments measured at fair value through other comprehensive income	6,272	9,996	(5,257)
Share of other comprehensive income (loss) of companies accounted for at equity	(3,316)	(575)	(3,053)
Adjustments arising from translating financial statements from functional currency to presentation currency	(5,469)	(30,526)	(140,079)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	(6,698)	26,209	67,508

Total other comprehensive income (loss), net of tax	(8,342)	7,097	(78,164)

Total Comprehensive income	$185,448	$172,829	$121,503

Total comprehensive income attributable to:
Equity holders of the Company	77,718	71,375	40,177
Non-controlling interests	107,730	101,454	81,326

	$185,448	$172,829	$121,503

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2024	15,332,667	$4,351	$157,482	$475,219	$(11,031)	$(259)	$682,423	$1,308,185

Net income	-	-	-	79,670	-	-	114,120	193,790

Foreign currency translation	-	-	-	-	(5,345)	-	(6,822)	(12,167)
Actuarial gain from defined benefit plans	-	-	-	437	-	-	432	869
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	(3,316)	-	-	(3,316)
Gain from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	6,272	-		6,272

Total other comprehensive income (loss)	-	-	-	437	(2,389)	-	(6,390)	(8,342)

Total comprehensive income	-	-	-	80,107	(2,389)	-	107,730	185,448
Cost of share-based payment (Note 19)	-	-	7,078	-	-	-	9,086	16,164
Dividend to Formula’s shareholders	-	-	-	(19,312)	-	-	-	(19,312)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(81,858)	(81,858)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(3,242)	-	-	-	(8,812)	(12,054)
Settlement and expiration of put options over non-controlling interests	-	-	(8,666)	-	-	-	(11,116)	(19,782)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	12,554	12,554

Balance as of December 31, 2024	15,332,667	$4,351	$152,652	$536,014	$(13,420)	$(259)	$710,007	$1,389,345

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2023	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

Net income	-	-	-	64,014	-	-	101,718	165,732

Foreign currency translation	-	-	-	-	(3,422)	-	(895)	(4,317)
Actuarial gain from defined benefit plans	-	-	-	1,362	-	-	631	1,993
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	(575)	-	-	(575)
Gain from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	9,996	-	-	9,996

Total other comprehensive income (loss)	-	-	-	1,362	5,999	-	(264)	7,097

Total comprehensive income	-	-	-	65,376	5,999	-	101,454	172,829
Issuance of restricted shares to employees	15,000	4	(4)	-	-	-	-	-
Cost of share-based payment (Note 19)	-	-	7,269	-	-	-	11,415	18,684
Dividend to Formula’s shareholders	-	-	-	(9,605)	-	-	-	(9,605)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,487)	(62,487)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	5,803	-	-	-	643	6,446
Acquisition of non-controlling interests	-	-	(923)	-	-	-	(4,404)	(5,327)
Settlement and expiration of put options over non-controlling interests	-	-	(32)	-	-	-	(1,029)	(1,061)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	11,784	11,784

Balance as of December 31, 2023	15,332,667	$4,351	$157,482	$475,219	$(11,031)	$(259)	$682,423	$1,308,185

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2022	15,294,267	$4,340	$153,048	$358,315	$25,516	$(259)	$638,827	$1,179,787

Net income	-	-	-	81,393	-	-	118,274	199,667

Foreign currency translation	-	-	-	-	(34,236)	-	(38,335)	(72,571)
Actuarial gain from defined benefit plans	-	-	-	1,330	-	-	1,387	2,717
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	(3,053)	-	-	(3,053)
Loss from investments in equity instruments measured at fair value through other comprehensive income	-	-	-	-	(5,257)	-	-	(5,257)

Total other comprehensive income (loss)	-	-	-	1,330	(42,546)	-	(36,948)	(78,164)

Total comprehensive income (loss)	-	-	-	82,723	(42,546)	-	81,326	121,503
Issuance of restricted shares to employees	23,400	7	(7)	-	-	-	-	-
Cost of share-based payment (Note 19)	-	-	8,161	-	-	-	6,729	14,890
Dividend to Formula’s shareholders	-	-	-	(21,590)	-	-	-	(21,590)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(96,630)	(96,630)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(766)	-	-	-	744	(22)
Acquisition of non-controlling interests	-	-	(8,673)	-	-	-	(8,919)	(17,592)
Settlement of put options over non-controlling interests	-	-	(6,394)	-	-	-	(438)	(6,832)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	4,219	4,219
Deconsolidation of a Matrix’s subsidiary	-	-	-	-	-	-	(811)	(811)
Balance as of December 1, 2022	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2024	2023	2022

Foreign currency translation reserve arising from translating financial statements of foreign operations	$(101,995)	$(99,613)	$(84,455)
Adjustments arising from translating financial statements from functional currency to presentation currency	86,140	89,103	77,367
Reserve from financial assets measured at fair value through other comprehensive income	11,415	5,143	(4,853)
Share of other comprehensive loss of companies accounted for at equity	(8,980)	(5,664)	(5,089)

Accumulated other comprehensive income (loss)	$(13,420)	$(11,031)	$(17,030)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Cash flows from operating activities:

Net income	$193,790	$165,732	$199,667
Adjustments to reconcile net income to net cash provided
by operating activities:
Share of profits (losses) of companies accounted for at equity, net	(2,077)	(773)	1,808
Depreciation and amortization	115,495	121,832	115,308
Changes in value of debentures, net	437	1,490	517
Increase (decrease) in employee benefit liabilities	699	2,707	1,000
Gain from disposition of a subsidiary of Matrix	-	-	(44,260)
Capital gain from Initial public offering of TSG	(4,141)	-	-
Loss (gain) from sale of property, plants and equipment	589	66	(37)
Loss from early termination of lease	-	-	80
Share-based payment expenses	16,164	18,622	14,953
Changes in value of short-term and long-term loans from banks
and others and deposits, net	(1,462)	833	(4,688)
Changes in deferred taxes, net	(12,407)	(8,344)	(18,142)
Cash paid in respect of acquisitions of activities	(922)	(6,572)	(4,060)
Change in liability in respect of business combinations	(1,731)	(2,062)	(2,971)
Change in fair value of financial assets measured at fair value through profit or loss	-	5	19
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	(27)	(114)	76
Gain from revaluation of dividend preference derivative in TSG	(659)	(85)	(1,221)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	(350)	991	2,412

Working capital adjustments:
Decrease (increase) in inventories	11,721	(3,382)	(13,756)
Decrease (increase) in trade receivables	(81,211)	6,562	(51,398)
Decrease in other current and long-term accounts receivable	(1,522)	(5,833)	2,627
Increase in trade payables	40,032	18,718	25,328
Increase in other accounts payable and employees and payroll accrual	44,662	(25,117)	22,292
Increase (decrease) in deferred revenues	7,370	9,692	(6,418)

Net cash provided by operating activities	$324,450	$294,968	$239,136

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix C)	$(50,198)	$(36,966)	$(52,262)
Proceeds from sale of a subsidiary of Matrix (Appendix D)	-	-	42,928
Taxes paid in conjunction with sale of a subsidiary	-	-	(8,424)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(8,355)	(11,874)	(5,181)
Loan extended to related party and others	-	(7,001)	-
Purchase of intangible assets	(908)	(763)	(3,142)
Purchase of investment measured using the equity method	(15,521)	-	-
Purchase of other investments	-	(498)	(15,073)
Purchase of financial assets measured at fair value through other comprehensive income	585	(1,243)	-
Purchase of property and equipment	(16,441)	(16,683)	(22,063)
Proceeds from maturity and sale of investments in instruments at fair value through other comprehensive income or loss, net	5,194	699	309
Proceeds from sale of property and equipment	783	1,043	633
Dividend from companies accounted for at equity	162	68	48
Payment to former shareholders of consolidated company	(6,139)	-	-
Change in short-term and long-term deposits	24,262	(51,467)	2,042
Capitalization of software development and other costs	(11,607)	(14,552)	(14,110)

Net cash used in investing activities	$(78,183)	$(139,237)	$(74,295)

Cash flows from financing activities:

Exercise of employees’ stock options in subsidiaries	$(1,579)	$4,831	-
Cash paid in conjunction with acquisitions of activities	(2,406)	(6,718)	-
Dividend paid to non-controlling interests	(66,299)	(62,487)	(96,530)
Dividend to Formula’s shareholders	(18,807)	(9,927)	(21,778)
Short-term bank credit, net	(4,647)	(9,527)	(7,315)
Repayment of long-term loans from banks and others	(93,320)	(82,874)	(87,894)
Receipt of long-term loans from banks and others	63,257	55,568	65,678
Proceeds from issuance of debentures, net	67,082	-	199,051
Repayment of long-term liabilities to IIA	(2,801)	(394)	(642)
Repayment of debentures	(69,290)	(60,449)	(53,105)
Purchase of non-controlling interests	(4,882)	(2,661)	(16,795)
Repayment of lease liabilities	(50,088)	(55,064)	(49,702)
Cash paid due to exercise of put option by non-controlling interests	(128)	(13,204)	(1,854)
Redemption of capital note of non-controlling interests in subsidiaries	-	-	(95)
Payment to non-controlling interests due to put option	(1,054)	(271)	-

Net cash used by financing activities	$(184,962)	$(243,177)	$(70,981)

Effect of exchange rate changes on cash and cash equivalents	(5,452)	(4,950)	(34,910)

Increase (decrease) in cash and cash equivalents	55,853	(92,396)	58,950
Cash and cash equivalents at the beginning of the year	451,946	544,342	485,392

Cash and cash equivalents at the end of the year	$507,799	$451,946	$544,342

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended, December 31,
		2024	2023	2022
A.	Supplemental cash flow information:
	Cash paid (received) in respect of:

	Interest paid	$25,850	$26,140	$17,573

	Interest received	$15,598	$7,290	$2,325

	Taxes paid, net	$63,080	$76,694	$51,259

B.	Non-cash activities:
	Purchase of property and equipment	$123	$86	$930
	Intangible assets and goodwill incurred but unpaid at year end	98	382	-
	Contingent acquisition consideration	-	(124)	-
	Dividend payable to non-controlling interests	15,559	-	111
	Right-of-use asset recognized with corresponding lease liability	$82,976	$45,360	$52,319

		Year ended, December 31,
		2024	2023	2022
C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Assets and liabilities of subsidiaries consolidated as of acquisition date:
	Working capital (other than cash and cash equivalents)	$(3,078)	$(10,355)	$(5,457)
	Inventories	(256)	(4,343)	(3,536)
	Short-term investments	-	-	(752)
	Short-term deposits	-	-	(191)
	Property and equipment	(1,435)	(242)	(1,433)
	Goodwill and intangible assets	(94,359)	(44,728)	(87,905)
	Right-of-use assets	-	(93)	(2,754)
	Other long-term assets	(3,141)	(2,439)	(123)
	Liabilities to banks and others	1,001	7,101	5,142
	Long-term liabilities	422	282	1,240
	Lease liabilities	-	93	2,754
	Deferred tax liability, net	9,955	2,799	5,692
	Liability to formerly shareholders	7,834	1,244	7,327
	Deferred payments and contingent consideration	20,305	1,931	23,515
	Non-controlling interests at acquisition date	12,554	11,784	4,219

	Total	$(50,198)	$(36,966)	$(52,262)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2024	2023	2022
D.	Proceeds from sale of investment in previously
	consolidated subsidiary:

	Assets and liabilities of the subsidiary at date of sale:

	Working capital (other than cash and cash equivalents)	$-	$-	$(6,798)
	Short-term investments	-	-	5,004
	Property and equipment	-	-	782
	Goodwill and intangible assets	-	-	439
	Other long-term assets	-	-	67
	Long-term liabilities	-	-	(15)
	Non-controlling interests at the sale date	-	-	(811)
	Gain from realization of a subsidiary	-	-	44,260

	Total	$-	$-	$42,928

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

b.

Formula is a global information technology group providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training, integration and digital advertising solutions (the “Group”). The Group manages and operates its businesses through nine directly held subsidiaries: Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V. (“Sapiens”), Magic Software Enterprises Ltd. (“Magic Software”), Zap Group Ltd. (“ZAP Group”), Insync Staffing Solutions, Inc. (“Insync”), Michpal Technologies Ltd. (former “Michpal Micro Computers (1983) Ltd.) (“Michpal”), Ofek Aerial Photography Ltd. (“Ofek”), Shamrad Electronic (1997) Ltd. (“Shamrad”) and Hashahar Telecom and Electricity Ltd. (“Hashahar”); one jointly controlled entity— TSG IT Advanced Systems Ltd. (“TSG”); and one other associate.

In October 2023, Israel was attacked by Hamas and other terrorist organizations operating out of the Gaza Strip and declared war in response, which has included a ground operation in the Gaza Strip. As part of the war, Hezbollah, a Lebanese terrorist group initiated missile attacks against Israel, and Israel responded, including with a ground operation in southern Lebanon. The Houthi terrorist group in Yemen and Iran have also attacked Israel with various types of missiles and drones, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria has led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. While the Company’s and its subsidiaries’ and affiliates’ facilities have not been damaged during the current war, the hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could potentially disrupt their operations. Currently, the Company’s and its subsidiaries’ activities in Israel remain largely unaffected. As of the date of this annual report, the impact of the war on the Company’s consolidated results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of the war.

c.	The following table presents the ownership of the Company’s directly held subsidiaries, one jointly controlled entity directly, and one company over which the Company has significant influence, held as of the dates indicated (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2024	2023
Matrix	48.21	48.21
Sapiens	43.51	43.63
Magic Software	46.71	46.71
Insync	90.09	90.09
Michpal	100.00	100.00
TSG(1)	42.71	50.00
Ofek	80.00	80.00
ZAP Group	100.00	100.00
Shamrad	100.00	100.00
Hashahar	51	-
Other associate(1)	21.45	-

(1)	TSG’s and other associate results of operations are reflected in the Company’s results of operations using the equity method of accounting.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- general (Cont.)

d.	Definitions:

In these financial statements:

The Company or Formula	-	Formula Systems (1985) Ltd.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method of accounting.

Investees	-	Subsidiaries, Jointly controlled entities, and Associates.

The Group	-	Formula Systems (1985) Ltd. and its investees.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB) (hereafter “IFRS”) .

The Company’s financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; liabilities in respect of business combination; other financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss; provisions; employee benefit assets and liabilities; investments in associates and joint ventures.

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such estimates, judgments and assumptions are related, but not limited to, effective control and Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

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

-	Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts:

The percentage of completion is determined based on the ratio of actual costs incurred to the total estimated cost of each contract. This total cost is estimated by the Company based on assessments of expected labor costs, subcontractor costs, and other relevant factors.

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

4)	Effective control:

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

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix, Sapiens and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2024, 2023 and 2022 with respect to Matrix, Sapiens and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix:

As of December 31, 2024, the Company held 48.21% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

i)	Governing bodies of Matrix:

Decisions of Matrix shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve Matrix’s financial statements and management’s report on operations; in accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends; Matrix’s board of directors is composed of 5 members, 2 of whom are external directors as required by the Israeli Companies Law, 5759-1999, another one of whom is an independent director, while the remaining two directors are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Matrix’s board of directors.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

ii)	Shareholding structure of Matrix:

Matrix shareholders’ structure may be considered dispersed because, apart from the Company, only three shareholders (both Israeli institutional investors) held more than 5% of Matrix’s voting power as of December 31, 2024 (holds 8.48%, 6.75% and 5.31%, respectively); there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; and over the last three years (i.e., 2022-2024), Matrix’s general meetings were attended by shareholders representing in aggregate between 82% -85% of total voting rights. This means that the level of activity of Matrix’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx.

48.21% of total voting rights, the attendance from shareholders would have to be higher than 96.42% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not have the ability to direct a company’s business and as such should not exceed 20% each of the total voting rights. An institutional investor cannot also hold more than 20% of the seats on the board of directors. Looking at the entire Israeli market the practice is that institutional investors do not serve on boards of directors – as having such position would impact institutional investors’ ability to have certain transactions on the market (due to insider trading concerns). If institutional investors cooperate between themselves, they may be considered violating this rule – moreover if they vote in the same way as one another and, contrary to the view of the major shareholder they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations of these investors to coordinate approaches.

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Matrix, the Company is still able to influence the appointment of directors at Matrix and therefore may affect Matrix’s strategies as well as its current business operations.

Sapiens:

As of December 31, 2024, the Company held 43.51% of the outstanding common shares of Sapiens. The conclusion regarding the existence of control in Sapiens, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Sapiens:

Decisions of Sapiens shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to appoint individual directors, choose Sapiens’ independent auditors for the next year, as well as approve the company’s financial statements and management’s report on operations; in accordance with Sapiens’ articles of association, the board of directors of Sapiens is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Sapiens’ shareholders by its articles of association, including the decision to pay out dividends. Sapiens’ board of directors is composed of six members, three of whom are independent directors, and the other three are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Sapiens’ board of directors.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

ii)	Shareholding structure of Sapiens:

Sapiens shareholders’ structure is dispersed because no other shareholder except for the Company’s controlling shareholder, held as of December 31, 2024 more than 5% of the voting rights. There is no evidence that any shareholder has or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2022-2024), Sapiens’ general meetings were attended by shareholders representing in total between 82%-89% the total voting rights, including the Company’s voting rights. This means that the level of activity of Sapiens’ shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 43.51% of total voting rights, the attendance of shareholders would have to be higher than 87.02% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely.

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares in Sapiens, the Company is still able to influence the appointment of directors at Sapiens and therefore may affect Sapiens’ strategies as well as its current business operations.

Magic Software:

As of December 31, 2024, the Company held 46.71% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

i)	Governing bodies of Magic Software:

Decisions of Magic Software shareholders’ general meeting are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic Software’s independent auditors for the next year, as well as to approve Magic Software’s financial statements and the management’s report on operations; in accordance with Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software’s shareholders by its articles of association, including the decision to pay out dividends; and, Magic Software’s board of directors is composed of six members, four of whom are external or independent directors, and the other two of whom are associated with Formula, including Formula’s chief executive officer, who also serves as Magic Software’s chief executive officer.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

ii)	Shareholders structure of Magic Software:

Magic Software shareholders’ ownership is dispersed because, apart from the Company, as of December 31, 2024, two financial Israeli institutional shareholders hold more than 5% of Magic Software’s voting rights (holding 11.54% and 6.97%, respectively); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2022-2024), Magic Software’s general meetings were attended by shareholders representing between 84.7%-86.7% of the total voting rights. This means that the level of activity of the Magic Software’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 46.71% of total voting rights, the attendance from shareholders would have to be higher than 93.42% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not hold the ability to direct the company’s business and as such should not exceed 20% voting rights each. An institutional investor cannot also hold more than 20% of the seats on the board of directors. Looking at the entire Israeli market, the practice is that institutional investors do not sit on boards of directors – as having such position would impact institutional investors’ ability to effect certain transactions on the market (due to insider trading concerns). If institutional investors cooperate between themselves, they may be considered violating this rule; moreover, if they vote in the same manner as one another and, contrary to the view of the major shareholder they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations of these investors to coordinate approaches.

Therefore, it is management’s opinion that despite the lack of an absolute majority of shares in Magic Software, the Company is still able to influence the appointment of directors at Magic Software and therefore may affect Magic Software’s strategies directions of development as well as its current business operations.

5)	Non-controlling interests

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received. For more information regarding put options to the Non-controlling interests please see Note 2(17)(E) below.

6)	Business combinations and goodwill:

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

7)	Investment in joint arrangements:

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

Assets and liabilities of an investee which is a foreign operation, including fair value adjustments upon acquisition, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income.

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in the foreign operation and, accordingly, the exchange rate differences from these loans (net of the tax effect) are recorded in other comprehensive income.

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

9)	Short-term deposits:

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

As of December 31, 2024, the Group have dollar deposits in the amount of approximately 52.5 million dollars, for a period not exceeding twelve months that carry a monthly interest rate of approximately 0.45%.

10)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. Inventories are mainly comprised of purchased merchandise and products which consist of educational software kits, computers, peripheral equipment and spare parts. Cost is determined on the “first in – first out” basis. The Group periodically evaluates the condition and aging of its inventories and makes provisions for slow-moving inventories accordingly. No such impairments have been recognized in any period presented.

11)	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

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

The Group recognizes revenue from software licensing transactions at a point in time when the Group provides the customer a right to use the Group’s intellectual property as it exists at the point in time at which the license is granted to the customer. The Group recognizes revenue from software licensing transactions over time when the Group provides the customer a right to access the Group’s intellectual property throughout the license term. The Group may generate revenue from the sale of software licensing which includes significant implementation and customization services. In such contracts the Group is normally committed to providing the customer with a functional IT system and the customer can only benefit from such a functional system, being the final product that would normally be comprised of proprietary licenses and significant related services. Revenues from these contracts are based on either fixed price or time and material.

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

NOTE 2:- ACCOUNTING POLICIES (Cont.)

Sales of training and implementation services

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

Revenue of Long-Term fixed price contracts

Revenue from long-term fixed-price contracts that involve significant implementation, customization, or integration to customer-specific requirements is recognized over time. The underlying deliverable is owned and controlled by the customer or does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed throughout the duration of the contract.

The Group applies a cost-based input method for measuring the progress of performance obligations that are satisfied over time. In applying this cost-based input method, the Group estimates the costs to complete contract performance in order to determine the amount of revenue to be recognized. These estimated costs include the direct costs and the indirect costs that are directly attributable to a contract based on a reasonable allocation method. In certain circumstances, the Group is unable to measure the outcome of a contract, but the Group expects to recover the costs incurred in fulfilling the contract as of the reporting date. In such circumstances, the Group recognizes revenue to the extent of the costs incurred as of the reporting date until such time as the outcome of the contract can be reasonably measured. If a loss is anticipated from a contract, the loss is recognized in full regardless of the percentage of completion.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

Revenues that include warranty services

In certain cases, the Group also provides a warranty for goods and services sold (i.e., extended warranties when the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when the scope of which is broader than just an assurance to the customer that the product/service complies with agreed-upon specifications). The Group has ascertained that such warranties granted by the Group meet the definition of service. The conclusion regarding the extended nature of a warranty is made whenever the Group contractually undertakes to repair any errors in the delivered software within a strictly specified time limit and/or when such warranty is more extensive than the minimum required by law. Under IFRS 15, the fact of granting an extended warranty indicates that the Group provides an additional service. As such, the Group recognizes an extended warranty as a separate performance obligation and allocates a portion of the transaction price to such service. In all cases where an extended warranty is accompanied by a maintenance service, which is even a broader category than the extended warranty itself, revenues are recognized over time because the customer consumes the benefits of such service as it is performed by the provider. If this is the case, the Group continues to allocate a portion of the transaction price to such maintenance service. Likewise, in cases where a warranty service is provided after the project completion and is not accompanied by any maintenance service, then a portion of the transaction price and, analogically, recognition of a portion of contract revenues will have to be deferred until the warranty service is actually fulfilled.

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

Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,409,529 as of December 31, 2024. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. The Company expected to recognize approximately 69.45% in 2025 from remaining performance obligations as of December 31, 2024, and the remainder thereafter.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

12)	Income tax:

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

13)	Leases:

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and Buildings	2-12	3
Motor vehicles	2-3	3

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Lease extension and termination options:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

14)	Property, plant and equipment, net:

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software, and peripheral equipment	20 – 66 (mainly 33)
Office furniture and equipment	6 – 33 (mainly 7)
Motor vehicles	13 – 33 (mainly 15)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see note 2(16) below.

15)	Intangible assets, net:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred. Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year- end.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begins when the development is complete, and the product is available for use or for sale. The Company considers a product to be available for use when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

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

Years
Customer relationship, backlog and distribution rights	1 – 14
Acquired technology	2 – 10
Patents	10

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

16)	Impairment of non-financial assets:

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

The discounted cash flow method is used to determine the recoverable amount (value in use) of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company is not yet committed or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used by the Company’s management to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. The Company performed annual impairment tests as of December 31, 2024, 2023 and 2022 and did not identify any impairment losses.

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

During the years ended December 31, 2024, 2023 and 2022, no impairment indicators were identified.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

17)	Financial instruments:

A.	Financial assets:

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

If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the put option expires, the liability is settled and a portion of the investment in the subsidiary is accounted for as if it was disposed of, without loss of control therein.

If the Group has present ownership of the non-controlling interests, these non-controlling interests are accounted for as if they are held by the Group, and changes in the amount of the liability are carried to profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

18)	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

19)	Provisions:

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

The following are the types of provisions included in the financial statements:

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

20)	Employee benefit liabilities:

The Group maintains several employee benefit plans:

i.	Short-term employee benefits:

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

Severance expenses for the years 2024, 2023 and 2022 were $53,228, $47,076 and $51,897, respectively.

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

Remeasurement of the net obligation is recognized in the statement of comprehensive income in the period incurred.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

21)	Share-based payment transactions:

The Group’s employees and certain service providers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined using an acceptable option pricing model.

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

If the Group modifies the conditions on which equity instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

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

22)	Concentration of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, restricted cash, trade receivables.

The majority of the Group’s cash and cash equivalents, deposits, and other financial instruments are invested with major banks in Israel, the United States and across Europe. The Group’s management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

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

23)	Liquidity risk:

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

24)	Changes in accounting policies – initial adoption of new financial reporting and accounting standards:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

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

The Group applied the Amendments to its consolidated financial statements. The Amendments did not have a material impact on the Company’s consolidated financial statements.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

The Amendments did not have a material impact on the Company’s consolidated financial statements.

25)	Disclosure of Newly Issued but Not Yet Effective IFRS Standards

1.	International Financial Reporting Standard 18 – Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 18 (IFRS 18), Presentation and Disclosure in Financial Statements (hereinafter: “the new standard”), which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements (hereinafter: “IAS 1”). The objective of the new standard is to enhance comparability and transparency in financial statements.

The new standard incorporates existing IAS 1 requirements as well as new presentation requirements for the statement of profit or loss, including the presentation of required subtotals and line items, disclosure of management-defined performance measures, and new requirements for aggregation and disaggregation of financial information.

The new standard does not change the recognition and measurement principles for items in the financial statements. However, since items in the statement of profit or loss must be classified into one of five categories (operating activities, investing activities, financing activities, income taxes, and discontinued operations), it may affect an entity’s operating profit. In addition, the issuance of the new standard has led to limited amendments to other accounting standards, including IAS 7, Statement of Cash Flows, and IAS 34, Interim Financial Reporting.

The new standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2027. According to the Securities Authority’s decision, early adoption is permitted, with disclosure required starting from periods beginning on or after January 1, 2025.

The company is assessing the impact of the new standard, including the effects of the amendments to other accounting standards resulting from the new standard, on the consolidated financial statements.

2.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

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

The company is assessing the impact of the new standard, including the effects of the amendments to other accounting standards resulting from the new standard, on the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Sapiens

a.	Acquisition of Sapiens Software Solutions (Decision) Ltd. minority shares:

In the first quarter of 2024, Sapiens acquired the remaining 7% of the outstanding shares of Sapiens Software Solutions (Decision) Ltd.for a total amount of $4.1 million.

b.	Acquisition of NCDC S.A (” NCDC “):

On December 4, 2023 (the Acquisition date), Sapiens completed the acquisition of 100% of the outstanding shares of NCDC, a Polish entity that provides services which allows quick set up of insurance systems through automation and digitalization for P&C (Property and Casualty) insurance products. The acquisition of NCDC expands Sapiens’ ability to support its software products mainly in the Nordic region.

The purchase price amounted to $11,667 in total, of which, $10,179 were paid in cash on the acquisition date, $1,063 are deferred payments ($638 to be paid after 12 months and $425 to be paid after 18 months from the acquisition date) and up to $425 to be paid by the end of March 2024 subject to net working capital adjustments. In addition, NCDC’s three key employees have retention-based payments over two years (2024-2025) of up to $523. These payments are subject to continued employment and therefore were not included in the purchase price and will be expensed over the requested employment period.

During 2024, Sapiens and NCDC’s former shareholders (“Sellers”) agreed on the final working capital adjustments which resulted in an additional payment of $375 to the Sellers from the Company.

Acquisition-related costs amounted to $600, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of profit or loss. The results of NCDC’s operations have been included in the consolidated financial statements from the Acquisition Date.

The following table summarizes the estimated fair values allocated to NCDC assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Current assets (including cash acquired of $2,119)	$3,786
Customer relations	4,359
Deferred tax liabilities, net	(828)
Other long-term assets	2,280
Current liabilities	(918)
Other long-term liabilities	(324)
Goodwill	3,258

Total assets acquired	$11,613

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

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of profit or loss.

ii.	Magic Software

a.	Acquisition of Theoris Group Inc. (“Theoris”)

On April 4, 2024, Magic Software, through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Theoris Group Inc. ("Theoris"). Theoris is a U.S.-based provider of information technology and engineering consulting services, specializing in strategic data management, analytics, application development, cloud solutions, and the recruitment of technical personnel. Total consideration amounted to $13,096 (or $10,249 net of acquired cash), comprised of: a base purchase price of $10,000, a deferred working capital adjustment payment of $840 (of which $535 was paid on the acquisition date), and additional deferred payments totaling $2,256. The fair value of the consideration transferred was measured as of the acquisition date in accordance with the principles of IFRS 3 – Business Combinations.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2024. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the provisional estimated fair values allocated to the Theoris acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$2,321
Intangible assets	5,205
Goodwill	5,284
Liabilities in respect of business combinations	(2,561)

Total assets acquired net of acquired cash	$10,249

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	Acquisition of Executive Life Ltd. (“Executive”)

On October 31, 2024, Magic Software through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Executive Life Ltd. ("Executive"), a U.S.-based executive recruitment firm headquartered in Long Island, New York. Executive specializes in talent acquisition services across multiple sectors, including construction, information technology, marketing, accounting, finance, and manufacturing engineering, with a primary geographic focus on New York, New Jersey, Connecticut, Texas, and California. Total consideration amounted to $1,472, comprising a base purchase price of $800 (or $644 net of cash acquired) and a deferred payment of $672, payable up to one year from the acquisition date. The fair value of the consideration was measured as of the acquisition date and determined in accordance with IFRS 3 – Business Combinations.

This acquisition enhances Magic Software’s capabilities in talent acquisition and expands its consulting and professional service offerings within the U.S. market.

The results of operations of Executive Life Ltd. were included in the consolidated financial statements of the Company commencing November 1, 2024. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the provisional estimated fair values allocated to the Executive acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$244
Intangible assets	229
Goodwill	843
Liabilities in respect of business combinations	(672)

Total assets acquired net of acquired cash	$644

c.	Acquisition of nursing care business (“Adam Nursing”)

On July 3, 2024, Magic Software, through its subsidiary Minerva Ltd. (“Minerva”), entered into an Asset Purchase Agreement to acquire an operating activity of a nursing care platform business (“Adam Nursing”). The acquisition meets the definition of a business under IFRS 3, and was therefore accounted for as a business combination using the acquisition method. The total consideration paid for the acquisition was $1,596.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date:

Customer relationships	$529
Technology	309
Goodwill	758

Total assets acquired net of acquired cash	$1,596

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.	Acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”)

On June 8, 2023, Magic Software acquired 60% of the outstanding share capital of K.M.T. (M.H.) Technologies Communication Computer Ltd. ("KMT"), an Israel-based company that provides a comprehensive range of Information and Communication Technology (ICT) solutions. KMT's services include cloud platform deployment, Voice over IP (VoIP), technical support, and the planning and implementation of computing infrastructure projects. Total consideration amounted to NIS 55,039 thousand (approximately $14,875). Upon closing, a total payment of approximately NIS 60,000 thousand was made, which included an advance payment of approximately NIS 15,000 thousand allocated to contingent consideration. The contingent consideration is subject to adjustment based on the achievement of defined operating performance targets by KMT for the years 2023 through 2025. Should KMT fail to fully achieve the agreed-upon operating results, the seller will be obligated to return all or part of the contingent consideration.

As of the acquisition date, the contingent consideration was recognized as a financial asset and measured at fair value in the amount of NIS 5,000 thousand (approximately $1,400). The fair value of the financial asset as of December 31, 2024 was NIS 9,700 thousand (approximately $2,700 thousand).

The results of operations were included in the consolidated financial statements of the Company commencing June 30, 2023. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets excluding $632 cash acquired	$197
Intangible assets	8,281
Non-controlling interests	(3,644)
Goodwill	9,410

Total assets acquired, net of acquired cash	$14,244

iii.	Matrix

a.	Acquisition of Alacer Matrix LLC (“Alacer”)

On November 13, 2024, Matrix, through its subsidiary Matrix US Holding LLC, completed the acquisition of 51% of the outstanding share capital of Alacer Matrix LLC (former: Alacer Group), which specializes in advisory services and the provision of experts in the field of governance, regulation & compliance within the U.S. financial market, for approximately $1,950 in cash, and additional contingent consideration based on Alacer’s future performance over the next three years. In addition, Matrix holds a call option to acquire the remaining outstanding share capital of Alacer.

As of the report date, the valuation underlying the purchase price allocation (PPA) to assets and liabilities has not yet been completed. Accordingly, the allocation is currently provisional, based on Matrix management’s estimates, and may be updated in subsequent periods following the completion of the valuation. Based on the provisional allocation, approximately $0.6 million of the approximately $2,104 excess purchase price was attributed to intangible assets, and the remaining balance was attributed to goodwill.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values allocated to the Alacer acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$100
Intangible assets	555
Deferred taxes	(150)
Non-controlling interests	(254)
Goodwill	1,699

Total assets acquired net of acquired cash	$1,950

b.	Acquisition of Moshe Ort Ltd. (“Ortec”)

On December 3, 2024, Matrix, through its subsidiary Matrix IT Integration and Infrastructure, acquired all of Moshe Ort Holdings Ltd., outstanding share capital (Ortec), for approximately NIS 19,495 thousand in cash (approximately $5,365), or NIS 10,026 thousand (approximately $2,759) net of acquired cash , together with an additional contingent consideration based on Ortec’s future financial performance.

Ortec imports, distributes, sells, and provides support and specification services for automated manufacturing machines for component assembly and automated inspection machines for assembly processes and components on production lines. Ortec operates in the fields of industrial, medical, and military equipment, lasers and sensors for civilian and defense applications, optical communication systems, and automotive radar systems. Ortec also serves as a representative in Israel for dozens of international manufacturers.

As of the report date, the valuation underlying the purchase price allocation (PPA) to assets and liabilities has not yet been completed. Accordingly, the allocation is currently provisional, based on Matrix management’s estimates, and may be updated in subsequent periods following the completion of the valuation. Based on the provisional allocation, NIS 11,580 thousand (approximately $3,187) of the NIS 38,600 thousand (approximately $10,622) excess purchase price was attributed to intangible assets, and the remaining balance was attributed to goodwill.

The following table summarizes the provisional estimated fair values allocated to the Ortech acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(118)
Intangible assets	3,187
Deferred taxes	(733)
Liabilities in respect of business combinations	(7,745)
Goodwill	8,168

Total assets acquired net of acquired cash	$2,759

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

iv.	Michpal

a.	Liram’s put option

On February 19, 2024, following the exercise of a put option, Michpal acquired the remaining 30% outstanding share capital of Liram Finance Software Ltd., (“Liram”) thereby increasing its ownership to 100% of Liram’s outstanding share capital. The total purchase consideration amounted to approximately NIS 5,250 thousand (approximately $1,449), of which NIS 1,000 thousand (approximately $276) was paid in advance to the seller in 2023.

b.	Acquisition of Heshev Information Systems (2012) Ltd. (“Heshev”)

On January 1, 2024, Michpal acquired 70% Heshev Information Systems (2012) Ltd. outstanding share capital for a total consideration of NIS 4,854 thousand (approximately $1,338) paid in cash, or NIS 4,659 thousand (approximately $1,285) net of acquired cash. Heshev develops and markets a cloud-native technology platform for managing financial and business operations for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers. The platform includes, among other features, fixed asset management, preparation and submission of financial reports, as well as advanced tools for performing financial simulations and payroll calculations. Additionally, Heshev provides an online platform that enables its clients to manage their financial and business activities entirely digitally, utilizing advanced cloud technologies and providing access to up-to-date professional information.

Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Heshev. As of December 31, 2024, the outstanding financial liability related to the put option, as reported in the statement of financial position, amounts to NIS 2,157 thousand (approximately $591).

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Heshev’s results of operations were included in the consolidated financial statements of the Company commencing January 1, 2024.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(110)
Intangible assets	1,731
Deferred taxes	(388)
Non-controlling interests	(386)
Goodwill	438

Total consideration, net of acquired cash	$1,285

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	Acquisition of Meida Computers Software Solutions (G.D) Ltd. (“Meida”)

On July 3, 2024, Michpal acquired 60% of the shares of Meida Computers Software Solutions (G.D) Ltd, for a total consideration of NIS 47,000 thousand (approximately $12,490) or NIS 37,131 thousand. (approximately $9,867) net of acquired cash, and up to additional NIS 3,000 thousand (approximately $797) in contingent consideration, subject to the achievement of targets set in relation to Meida’s operating profit for the year 2024 (hereinafter – the “Contingent Consideration”). Meida engaged in the development and marketing of advanced solutions for recruitment and human resources management processes. Meida develops and markets “Adam Total,” the leading platform for candidate recruitment and screening, which integrates artificial intelligence technologies for candidate sourcing and matching, as well as advanced analytical tools for performance analysis and data-driven decision-making.

As of the acquisition date, the Company did not recognize a liability in respect of the Contingent Consideration, as it assessed that the conditions for payment of the Contingent Consideration would not be met.

Michpal and the seller hold mutual call and put options, respectively, for the remaining 40% share interest held by the seller in Meida.

As of December 31, 2024, the outstanding financial liability related to the put option, as reported in the statement of financial position, amounts to NIS 19,264 thousand (approximately $5,282).

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Meida’s results of operations were included in the consolidated financial statements of the Company commencing July 3, 2024.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(2,254)
Intangible assets	9,082
Deferred taxes	(2,031)
Non-controlling interests	(2,968)
Goodwill	8,038

Total consideration, net of acquired cash	$9,867

d.	Acquisition of Y-IT Ltd. (“Y-IT”)

On October 13, 2024, Michpal acquired 60% of the outstanding share capital of Y-IT, for a total consideration of NIS 82,523 thousand (approximately $22,243) or NIS 70,268 thousand (approximately $18,940) net of acquired cash, and committed to pay the seller additional contingent consideration subject to Y-IT’s operating profit for the year 2024 (hereinafter – the “Contingent Consideration”). Y-IT engaged in the development and marketing of a technology platform for managing and optimizing transportation operations and vehicle fleets for companies in the transportation sector. The platform is based on algorithms and automation processes, monitoring tools, attendance data processing and preliminary payroll calculations, advanced financial management tools tailored for the transportation sector, as well as analytical tools for performance management and operational optimization. Y-IT serves over 550 clients in the Israeli transportation industry.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

As of the acquisition date, Michpal recognized a liability for the contingent consideration in the amount of NIS 6,496 thousand (approximately $1,751).

Additionally, Michpal and seller hold mutual call and put options, respectively, for the remaining 40% share interest held by the seller in Y-IT.  As of December 31, 2024, the outstanding financial liability related to the put option, as reported in the statement of financial position, amounted to NIS 44,850 thousand (approximately $12,298).

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Y-IT’s results of operations were included in the consolidated financial statements of the Company commencing October 13, 2024.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(2,193)
Intangible assets	17,264
Deferred taxes	(3,971)
Non-controlling interests	(5,739)
Liabilities in respect of business combinations	(1,751)
Goodwill	15,330

Total consideration, net of acquired cash	$18,940

e.	Acquisition of Paperless Ltd. (“Paperless”)

On December 24, 2024, Michpal acquired 70% of the outstanding share capital of Paperless, for a total consideration of NIS 8,500 thousand (approximately $2,331) or NIS 6,909 thousand (approximately $1,894) net of acquired cash (of which NIS 2,805 thousand (approximately $769) was paid in January 2025), and committed to pay the seller additional contingent consideration subject to Paperless’ operating profit for the years 2024 through 2026 (hereinafter – the “Contingent Consideration”). Paperless is the developer of the cloud-based Paperless platform for digital and online paperless accounting management. The platform is designed for finance professionals, accountants, and tax advisors, and integrates advanced technologies for the automation of accounting processes, including digital invoice processing and automatic journal entry recording. The platform helps its clients improve the efficiency, convenience, and reliability of their financial reporting processes.

As of the acquisition date, Michpal recognized a liability for the contingent consideration in the amount of approximately NIS 18,591 thousand (approximately $5,098).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Additionally, Michpal and seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Paperless. As of December 31, 2024, the outstanding financial liability related to the put option, as reported in the statement of financial position, amounted to NIS 8,046 thousand (approximately $2,305).

Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Paperless’ results of operations were included in the consolidated financial statements of the Company commencing December 31, 2024.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$91
Intangible assets	7,682
Deferred taxes	(1,767)
Non-controlling interests	(1,933)
Liabilities in respect of business combinations	(5,867)
Goodwill	2,919

Total consideration, net of acquired cash	$1,125

f.	Acquisition of Emalogic Software Ltd. (“Emalogic”)

On June 22, 2023, Michpal acquired 75% of the share capital of Emalogic, for a total consideration of NIS 23,762 thousand (approximately $6,422) or NIS 14,409 thousand (approximately $3,894) net of acquired cash. Emalogic, an Israeli-based company, is a software service provider that specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the field of UX and UI, allowing it to provide a complete end-to-end software solution. Emalogic operates in 4 main sectors - financial, automotive, freight and cloud.

Michpal and the seller hold mutual call and put options, respectively, for the remaining 25% share interest held by seller in Emalogic. As of the acquisition date, the outstanding financial liability related to the put option, as reported in the statement of financial position, amounted to NIS 5,900 thousand (approximately $1,595).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(1,847)
Intangible assets	3,006
Deferred taxes	(692)
Liabilities in respect of business combinations	(443)
Non-controlling interests	(749)
Goodwill	4,619

Total consideration, net of acquired cash	$3,894

v.	Formula

On March 31, 2024 Ofek (a directly held subsidiary) acquired 100% of the outstanding share capital of Yona Engineering Consulting & Management Ltd (“Yona”). On October 1, 2024 the Company acquired 51% of the outstanding share capital of Hashahar Telecom and Electricity Ltd., (“Hashahar”). The acquisitions of both Yona and Hashahar, individually and in the aggregate, were not material. The aggregate consideration for the acquisition of both Yona and Hashahar was $1,282, net of acquired cash. Acquisition-related costs were immaterial. Yona’s and Hashahar’s results of operations were included in the consolidated financial statements of the Company since their respective acquisition dates.

Net assets excluding cash acquired	$552
Intangible assets	3,020
Deferred taxes	(695)
Liabilities in respect of business combinations	(2,214)
Non-controlling interests	(1,173)
Goodwill	1,792

Total assets acquired net of acquired cash	$1,282

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023
Balance nominated in USD	$250,840	$217,948
Balance nominated in NIS	179,066	157,725
Balance nominated in other currencies	77,893	76,273
	$507,799	$451,946

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- TRADE RECEIVABLES, NET

	December 31,
	2024	2023

Open accounts	$610,127	$574,425
Checks receivable	14,991	14,695
Current maturities of long-term receivables	196,223	146,139
	821,341	735,259
Less - allowance for doubtful accounts(*)	18,106	14,251

Trade receivables, net	$803,235	$721,008

(*)	provision for expected losses, net for the years ended December 31, 2024, 2023 and 2022 were $4,499, $4,532 and $3,022 , respectively.

NOTE 6:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s prepaid expenses and other accounts receivable:

	December 31,
	2024	2023
Prepaid expenses and advances to suppliers	$47,997	$40,679
Government authorities	34,414	34,687
Employees	367	443
Related Parties (see Note 17)	213	256
Others	6,891	8,605
	$89,882	$84,670

Note 7:- long-term investments and receivables

	December 31,
	2024	2023
Prepaid expenses and deposits	$16,658	$14,004
Investments in financial assets designated at fair value through other comprehensive income	21,208	19,737
Trade receivables and unbilled receivables	7,916	7,829
Financial assets designated at fair value through profit or loss	4,701	4,694
Dividend preference derivative in TSG (see Note 9)	3,652	3,000
Others	494	2,738
	$54,629	$52,002

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2024 and 2023:

	Fair value measurements
	December 31, 2024
	Level 1	Level 3	Total
Assets:
Financial assets measured at fair value through other comprehensive income	$20,923	$285	$21,208
Financial assets measured at fair value through profit or loss	1,757	4,690	6,447
Dividend preference derivative in TSG (1)	-	3,652	3,652
Assets in respect of business combinations	-	2,654	2,654

	$22,680	$11,281	$33,961

	Fair value measurements
	December 31, 2024
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$82,973	$82,973
Liabilities in respect of business combination	$17,942	$17,942

	$100,915	$100,915

	Fair value measurements
	December 31, 2023
	Level 1	Level 3	Total
Assets:
Financial assets measured at fair value through other comprehensive income	$19,450	$287	$19,737
Financial assets measured at fair value through profit or loss	-	4,620	4,620
Dividend preference derivative in TSG (1)	-	3,000	3,000
Assets in respect of business combinations	-	1,368	1,368

	$19,450	$9,275	$28,725

	Fair value measurements
	December 31, 2023
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$57,867	$57,867
Liabilities in respect of business combination	$10,576	$10,576

	$68,443	$68,443

(1)	The amount derived in respect of the dividend from TSG Ltd. is presented in accordance with the amount determined in the shareholders’ agreement prior to the company’s initial public offering held on August 1, 2024, as detailed in Note 9 below.

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

Changes in financial assets and liabilities classified in Level 3:

	Financial assets measured at fair value	Financial Liabilities measured at fair value
Balance as of January 1, 2023:	$8,224	$102,823
Increase due to acquisitions	1,368	8,039
Fair value measured for the first time	-	1,594
Change in fair value measurements	(175)	(893)
Deduction of the contingent consideration	-	(39,837)
Other	(142)	(3,283)
Balance as of December 31, 2023	$9,275	$68,443
Increase due to acquisitions	$-	$37,678
Change in fair value measurements	1,995	4,122
Deduction of the contingent consideration	-	(17,276)
Other	11	7,948
Balance as of December 31, 2024	$11,281	$100,915

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2024	2023

TSG (Joint venture)	$20,453	$18,998
Other Investments accounted for at equity	17,185	-
Other investments held by subsidiaries	1,558	1,798

	$39,196	$20,796

Investment in TSG

As of December 31, 2024, the Company holds directly 42.71% of TSG’s outstanding share capital, a joint venture engaged in the fields of command-and-control systems, intelligence, homeland security and cyber security. The Company’s investment in TSG is reflected in the consolidated financial statements using the equity method of accounting. At the acquisition date the Company attributed an amount of $2,140 to a separate component of dividend preference derivative. The dividend preference derivative amounts to NIS 13.3 million (approximately $3,652) as of December 31, 2024 and is presented in the consolidated statements of financial position under long-term investments and receivables. On August 1, 2024, TSG completed its initial public offering (IPO) pursuant to a prospectus and became a public company, as defined in the Israeli Companies Law, 5759–1999. The Company’s shares are traded on the Tel Aviv Stock Exchange (TASE). As part of the IPO, TSG issued 338,500 new ordinary shares at a price of NIS 183.25 per share, for total gross proceeds of approximately NIS 62 million. The total issuance costs amounted to approximately NIS 5.3 million. As a result of the IPO the company recognized a capital gain of approximately $4.1 million.

a.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2024	2023
Investments in companies accounted for via equity method
Shares	$20,453	$11,073
Capital note	-	7,925
	$20,453	$18,998
Long-term investments and receivables
Dividend preference derivative at fair value through profit or loss	$3,652	$3,000

b.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2024	2023
Opening balance	$3,000	$3,000
Increase in fair value recognized in profit or loss	657	85
Currency exchange rate in other comprehensive income (loss)	(5)	(85)
Closing balance	$3,652	$3,000

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

c.	The following table summarizes the changes in the carrying amount of the Company’s investment in TSG:

January 1, 2022	$27,633

Company’s share of loss	(2,027)
Company’s share of other comprehensive income (loss)	(3,053)
Adjustments arising from translating financial statements from functional currency to presentation currency	(3,094)
December 31, 2022	$19,459

Company’s share of profit	686
Company’s share of other comprehensive income (loss)	(575)
Adjustments arising from translating financial statements from functional currency to presentation currency	(572)
December 31, 2023	$18,998

Company’s share of profit	701
Company’s share of other comprehensive income (loss)	(1,964)
Capital gain realized from issuance of shares	4,141
Capital note conversion	(1,352)
Adjustments arising from translating financial statements from functional currency to presentation currency	(71)
December 31, 2024	$20,453

d.	Summarized financial data of joint venture or investment:

(i)	Summarized statements of financial position of TSG as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Current assets	$64,853	$52,354
Non-current assets	79,473	70,385
Current liabilities	(40,853)	(27,394)
Non-current liabilities	(59,236)	(64,789)
Net assets	$44,237	$30,556
Accumulated cost of share-based payment	(4,293)	(1,795)
Total equity attributed to shareholders	$39,944	$28,761
	42.71%	50%
Share of equity in TSG	17,060	14,381
Excess of fair value over carrying amount	3,393	4,617
Total investment carrying amount	$20,453	$18,998

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

(ii)	Summarized operating results of TSG for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Revenues	$87,102	$79,449	$69,714
Net income (loss)	3,028	2,587	(2,780)
Other comprehensive income (loss)	999	1,236	(6,107)

Total comprehensive income (loss)	$4,027	$3,823	$(8,887)

Company’s share in TSG	42.71%	50%	50%
	1,720	1,912	(4,444)
Amortization of excess cost of intangible assets net of tax	(523)	(608)	(637)
Company’s share of total comprehensive income (loss)	$1,197	$1,304	$(5,081)

Company’s share of other comprehensive income (loss)	496	618	(3,053)
Company’s share of profit (loss)	701	686	(2,027)
	$1,197	$1,304	$(5,081)

Other Investments accounted for via equity

On September 4, 2024, the Company completed the acquisition of a 21.45% equity interest in an Israel-based private technology company specializing in artificial intelligence-powered product comparison and e-commerce guidance platforms. The investee operates a global portfolio of consumer-oriented websites that provide comprehensive product reviews, side-by-side comparisons, and price tracking functionalities, collectively serving over 40 million monthly users across more than 20 countries. Total consideration for the investment was $15.3 million. The Company’s investment is reflected in the consolidated financial statements using the equity method of accounting.

e.	The following table summarizes the balances related to the Company’s Other Investments accounted for at equity in the consolidated statements of financial position:

December 31,
2024
Investments in companies accounted for via equity method
Shares	$17,185

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY (Cont.)

f.	The following table summarizes the changes in the carrying amount of the Company’s Other Investments accounted for at equity in the consolidated statements of financial position:

December 31, 2023	$-

Acquisition	15,323
Company’s share of profit	1,617
Adjustments arising from translating financial statements from functional currency to presentation currency	245
December 31, 2024	$17,185

g.	Summarized financial data of joint venture:

(iii)	Summarized statements of financial position of other Investments accounted for at equity as of December 31, 2024:

December 31,
2024
Current assets	$84,796
Non-current assets	597
Current liabilities	(45,763)
Non-current liabilities	(186)
Net assets	$39,444
Accumulated cost of share-based payment	-
Total equity attributed to shareholders	$39,944
21.45%
Share of equity	8,461
Excess of fair value over carrying amount	8,724
Total investment carrying amount	$17,185

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

(iv)	Summarized operating results of other Investments accounted for at equity for the years ended December 31, 2024:

For the period starting September, 4 2024 and ended December 31,
2024

Revenues	$87,623
Net income (loss)	10,791
Other comprehensive income (loss)	-

Total comprehensive income (loss)	$10,791

Company’s share	21.45%
2,315
Amortization of excess cost of intangible assets net of tax	(697)
Company’s share of total comprehensive income (loss)	$1,617

Company’s share of other comprehensive income (loss)	-
Company’s share of profit (loss)	1,617
$1,617

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- PROPERTY, PLANT AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:
Balance as of January 1, 2024	$137,060	$43,132	$5,562	$2,750	$188,504
Measurement period adjustments	(94)	81	3	(452)	(462)
Initially consolidated company	2,379	698	760	-	3,837
Purchases	10,843	5,164	427	122	16,556
Disposals	(5,851)	(285)	(1,521)	-	(7,657)
Exchange rate differences from translation of foreign operations	(1,256)	(515)	(70)	(333)	(2,174)

Balance as of December 31, 2024	$143,081	$48,275	$5,161	$2,087	$198,604

Accumulated depreciation:
Balance as of January 1, 2024	$103,951	$25,535	$3,880	$2,207	$135,573
Measurement period adjustments	2		1	(445)	(442)
Initially consolidated company	1,827	172	337	-	2,336
Depreciation	13,318	3,342	547	80	17,287
Disposals	(4,995)	(220)	(1,125)	-	(6,340)
Exchange rate differences from translation of foreign operations	(643)	(303)	(324)	(335)	(1,605)

Balance as of December 31, 2024	$113,460	$28,526	$3,316	$1,507	$146,809

Depreciated cost as of December 31, 2024	$29,621	$19,749	$1,845	$580	$51,795

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:

Balance as of January 1, 2023	$139,977	$42,816	$7,497	$2,419	$192,709
Initially consolidated company	3,215	2,051	12	25	5,303
Purchases	12,402	3,160	278	463	16,303
Disposals	(15,564)	(3,746)	(1,990)	(110)	(21,410)
Exchange rate differences from translation of foreign operations	(2,970)	(1,149)	(235)	(47)	(4,401)

Balance as of December 31, 2023	$137,060	$43,132	$5,562	$2,750	$188,504

Accumulated depreciation:

Balance as of January 1, 2023	$105,874	$24,762	$4,844	$2,258	$137,738
Initially consolidated company	2,002	709	3	21	2,735
Depreciation	13,500	4,223	693	97	18,513
Disposals	(15,224)	(3,490)	(1,488)	(110)	(20,312)
Exchange rate differences from translation of foreign operations	(2,201)	(669)	(172)	(59)	(3,101)

Balance as of December 31,2023	$103,951	$25,535	$3,880	$2,207	$135,573

Depreciated cost as of December 31, 2023	$33,109	$17,597	$1,682	$543	$52,931

b.	Depreciation expenses totaled $17,287, $18,513 and $18,527 for the years ended December 31, 2024, 2023 and 2022, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 11:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance as of January 1, 2024	$327,102	$292,868	$100,975	$13,615	$734,560
Measurement period adjustments	3,074	(10,010)	6,937	462	463
Initially consolidated company	24,406	-	24,437	137	48,980
Purchases	159	11,605	568	142	12,474
Disposals	-	(495)	-	(432)	(927)
Exchange rate differences from translation of foreign operations	(2,366)	(237)	(551)	(101)	(3,255)

Balance as of December 31, 2024	$352,375	$293,731	$132,366	$13,823	$792,295

Accumulated amortization:

Balance as of January 1, 2024	$194,914	$244,974	$81,947	$5,797	$527,632
Measurement period adjustments	1,410	(6,225)	4,814	446	445
Depreciation	26,876	11,759	9,208	1,481	49,324
Disposals	-	(495)	-	(432)	(927)
Exchange rate differences from translation of foreign operations	(565)	(100)	(451)	(139)	(1,255)

Balance as of December 31, 2024	$222,635	$249,913	$95,518	$7,153	$575,219

Depreciated cost as of December 31, 2024	$129,740	$43,818	$36,848	$6,670	$217,076

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance as of January 1, 2023	$309,979	$283,038	$100,337	$12,270	$705,624
Initially consolidated company	20,902	-	-	1,706	22,608
Purchases	-	14,550	962	-	15,512
Disposals	-	(21)	-	-	(21)
Exchange rate differences from translation of foreign operations	(3,779)	(4,699)	(324)	(361)	(9,163)

Balance as of December 31, 2023	$327,102	$292,868	$100,975	$13,615	$734,560

Accumulated amortization:

Balance as of January 1, 2023	$169,567	$237,253	$71,843	$4,235	$482,898
Depreciation	27,747	11,634	10,227	1,657	51,265
Disposals	-	(21)	-	-	(21)
Exchange rate differences from translation of foreign operations	(2,400)	(3,892)	(123)	(95)	(6,510)

Balance as of December 31, 2023	$194,914	$244,974	$81,947	$5,797	$527,632

Depreciated cost as of December 31, 2023	$132,188	$47,894	$19,028	$7,818	$206,928

b.	Amortization expenses totaled $49,324, $51,265, and $49,501 for the years ended December 31, 2024, 2023 and 2022, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 12:- Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023

Opening balance	$936,581	$926,161
Acquisition of subsidiaries	45,357	23,112
Classifications	32	(2,672)
Foreign currency translation adjustments	(6,890)	(10,020)
Closing balance	$975,080	$936,581

The Group performed annual impairment tests as of December 31, 2024, 2023 and 2022 and did not identify any impairment losses (see Note 2(16)). For more information regarding allocation of goodwill to each cash-generating unit see Note 25(b).

The perpetual growth rates and discount rates (corresponding to the weighted average cost of capital – “WACC”) applied for impairment testing purposes in 2024 and 2023 were as follows:

	2024		2023
	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal Growth growth rate

Matrix (1)	10.9%-11.1%	3%	10.4%-10.7%	3%
Sapiens (2)	12.5%	1.1%-3%	11%	3%
Magic Software (3)	13-16%	3%	11.5%	3%
Other consolidated subsidiaries (4)	16.2%-17.1%	3%	16.4%	3%

(1)	The goodwill allocated to the operating segment Matrix is mainly related to two groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates that range between 10.9% to 11.1% and a fixed growth rate of 3% in 2024 (2023 - weighted pre-tax discount rates that range between 10.4% to 10.7% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Matrix is immaterial.

(2)	The goodwill allocated to the operating segment Sapiens is mainly related to two groups of cash-generating units. Cash flows are discounted using a weighted pre-tax discount rate of 12.5% and a growth rate that range between 1.1% to 3% in 2024 (2023 - weighted pre-tax discount rates that range of 11% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Sapiens is immaterial.

(3)	The goodwill allocated to the operating segment Magic Software is related to four groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates of 12.5% and a fixed growth rate of 3% in 2024 (2023 - weighted pre-tax discount rates of 11.5% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Magic Software is immaterial.

(4)	Goodwill is allocated across multiple groups of cash-generating units. The carrying amount of goodwill allocated to each group of cash-generating units is immaterial. The Group performed sensitivity analyses regarding the main assumptions in the impairment tests. No impairment of the goodwill tested would be recognized in the event of a reasonably possible change in the assumptions used in 2024 (the same was true for 2023). The Group performed annual impairment tests as of December 31, 2024, 2023 and 2022 and did not identify any impairment losses.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:- short term loans from banks and others

	December 31, 2024 Interest rate		December 31,
	(%)	Currency	2024	2023

Current maturities of long-term loans from banks and others	1.4 – P+2.5	NIS	$38,976	$66,356
Commercial securities not listed	P-1.25	NIS	82,259	55,142
Short-term bank loans and credit line	3.4 – P+1	NIS and USD	5,738	9,533
Current maturities of long-term loans from banks	6.5 – 8.4	NIS Linked to USD	13,516	13,208
Accrued interest on long-term loans from banks and others	6.5 – 8.4	NIS and USD	1,293	1,734
			$141,782	$145,973

Note 14:- other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2024	2023
Government institutions	$50,510	$42,102
Accrued expenses and other current liabilities	47,536	31,022
	$98,046	$73,124

Note 15:- Long term loans from Banks and Others

a.	Long-term loans from banks and others are comprised of the following as of the below dates:

		Long-term loans	Current maturities	Long-term loans net of current maturities	Long-term loans net of current maturities
Interest rate %	Currency	December 31, 2024			December 31, 2023
1.4 – P+2.5	NIS (Unlinked)	$99,656	$38,976	$60,680	$56,595
6.5-8.4	USD (Unlinked)	15,569	13,516	2,053	34,292
		$115,225	$52,492	$62,733	$90,887

b.	Maturity dates:

	December 31,
	2024	2023
First year (current maturities)	$52,492	$79,564
Second year	28,728	47,859
Third year	24,804	21,864
Fourth year	5,637	17,281
Fifth year and thereafter	3,564	3,883
	$115,225	$170,451

Details of guarantees and credit facilities are described in Note 21(b)

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula, Sapiens and Matrix. The debentures are all listed for trading on the TASE.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate		Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%	Currency	(thousand)	December 31, 2024
Formula’s Series C Secured Debentures (2.29%)	2.7	NIS (Unlinked)	NIS 331,283	$90,837	$(499)	$45,419	$44,919	$170	$90,508

Formula’s Series D Secured Debentures (5.68%)	6.01%	NIS (Unlinked)	NIS 150,000	$41,130	(528)	-	40,602	193	40,795

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 140,000	$39,593	(5)	19,796	19,792	672	40,260

Matrix’s Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 373,738	$102,478	(1,078)	18,623	82,777	1,909	103,309

				$274,038	$(2,110)	$83,838	$188,090	$2,944	$274,872

	Effective Interest rate		Par value in issuance currency	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%	Currency	(thousand)	December 31, 2023
Formula’s Series A Secured Debentures (2.8%)	2.4	NIS (Unlinked)	NIS 34,211	$9,432	$22	$9,432	$-	$154	$9,586

Formula’s Series C Secured Debentures (2.29%)	2.7	NIS (Unlinked)	NIS 412,264	$113,665	(932)	22,327	90,405	213	112,945

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 210,000	$59,389	(50)	19,796	39,543	-	59,339

Matrix’s Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 441,656	$121,769	(1,450)	18,726	101,593	2,237	122,556

				$304,255	$(2,410)	$70,281	$231,541	$2,604	$304,426

During the years ended December 31, 2024, 2023 and 2022, the Group recorded $6,336, $7,450 and $7,533, respectively, of interest expenses, and $618, $667 and $158, respectively, of amortization of debt premium (discount) and issuance costs, net in respect of the Group’s debentures.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

b.	Scheduled aggregate principal annual payments of the debentures:

Repayment amount
2025	$83,838
2026	83,838
2027	23,559
2028	23,559
2029	59,244
$274,038

c.	Formula’s debentures

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

The Formula Systems Series A Secured Debentures were listed for trading on the Tel Aviv Stock Exchange (TASE) from the date of their issuance until their maturity on June 30, 2024.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

The remaining outstanding Series A Secured Debentures amounting to NIS 34,211 thousand (or $9,101) and their respective accumulated interest of $127 were fully paid on June 30, 2024.

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

The Formula Systems Series C Secured Debentures are denominated in New Israeli Shekels and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consisting of shares of Matrix and Sapiens (see Note 21a).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

The Series C Secured Debentures are listed for trading on the TASE. As of December 31, 2024 and 2023, the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the TASE, were approximately $88,248 and $109,494, respectively.

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

The sale of Formula’s debentures was not registered under the Securities Act, and Formula’s debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In accordance with the indenture for the Formula Systems Series C Secured Debentures and the Formula Systems Series D Secured Debentures, Formula has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in a fundamental change in its operations, and to meet certain financial covenants (see Notes 21a and 21c(1)(i)).

iii)	Formula Systems Series D Secured Debentures

On September 17 and 19, 2024, Formula issued Formula Systems Series D Secured Debentures in an aggregate principal amount of NIS 150,000 thousand (approximately $39,756), at a purchase price equal to 100% of their par value. The principal due under the Series D Secured Debentures is payable in seven annual installments of NIS 18,000 thousand on December 1 of each of the years 2027 through 2033 and one installments of NIS 24,000 thousand on December 1 2034. The principal amount outstanding under the Formula Systems Series D Secured Debentures bears interest at a fixed rate of 5.68% per annum (subject to adjustments based on the credit rating of the debentures), payable on June 1st and December 1st of each of the years 2024 through 2034. Issuance costs, including early commitment commission of approximately NIS 2,013 thousand (approximately $534), were allocated to the Formula Systems Series D Secured Debentures and are amortized as financial expenses over the term of the Series D Secured Debentures due in 2034.

The Series D Secured Debentures are denominated in New Israeli Shekels not linked to any currency or index, and are non-convertible. The Formula Systems Series D Secured Debentures are secured with collateral consisting of shares of Matrix and Sapiens (see Note 21a).

The Formula Systems Series D Secured Debentures are listed for trading on the TASE. As of December 31, 2024 the fair value of Formula’s Series D Secured Debentures, based on the quoted market price on the TASE, was approximately $43,289.

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

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principal amount of NIS 210,000 thousand (approximately $60,362) through a public offering in Israel. The gross proceeds received from the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 thousand (approximately $60,603), out of which approximately NIS 3,006 thousand was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 thousand (approximately $623) and issuance costs of NIS 2,326 thousand (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions. Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As of December 31, 2024 and 2023, the fair value of Sapiens’ Series B Debentures, based on the quoted market price on the TASE, was approximately $38,679 and $57,667, respectively.

The offerings of Sapiens’ debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder.

The sale of Sapiens’ debentures was not registered under the Securities Act, and Sapiens’ debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DEBENTURES (Cont.)

e.	Matrix’s Series B Debentures

On September 18, 2022, Matrix issued the Matrix’s Series B Debentures in an aggregate principal amount of NIS 295,249 thousand (approximately $87,872), at a purchase price equal to 100% of their par value. The principal due under the Matrix’s Series B Debentures is payable in fourteen (13) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 21,081 thousand) on February 1 and on August 1 for the period from August 1, 2023 to February 1, 2029 with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 34,148 thousand) paid on February 1, 2030. The outstanding principal amount under the Matrix’s Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on

February 1st and August 1st for the period from February 1, 2023 to February 1, 2030. Issuance costs including an early commitment commission of approximately NIS 2,158 thousand (approximately $642) were allocated to the Matrix’s Series B Debentures and are amortized as financial expenses over the term of the Matrix’s Series B Debentures due in 2030.

On December 4, 2022, Matrix issued additional Matrix’s Series B Debentures in an aggregate principal amount of NIS 180,366 thousand (approximately $53,680) through a private placement to qualified investors in Israel. The gross proceeds received by Matrix for the issuance of Matrix’s Series B Debentures in December 2022 were NIS 178,385 thousand (approximately $53,107), out of which NIS 1,582 thousand was attributed to interest payable (approximately $471). Debt deficit of NIS 1,981 thousand (approximately $590) including issuance costs of NIS 399 thousand (approximately $119) were allocated to the Matrix’s Series B Debentures and are amortized as financial expenses over the remaining term of the Matrix’s Series B Debentures due in 2030.

The Matrix’s Series B Debentures issued in September 2022, together with Matrix’s Series B Debentures sold in December 2022 in a private placement, form one single series with identical terms and conditions.

As of December 31, 2024 and 2023, the fair value of Matrix’s Series B Secured Debentures, based on the quoted market price on the TASE, was approximately $102,519 and $122,938, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 17:- RELATED PARTies TRANSACTIONS

a)	Transactions with Asseco and affiliated companies

During the years ended December 31, 2024, 2023 and 2022, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $168, $165 and $181, respectively.

During the years ended December 31, 2024, 2023 and 2022, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $3,900, $3,500 and $2,900, respectively. For historical reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2024 and 2023 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in amounts of $3,633 and $1,233, respectively. As of December 31, 2024 and 2023, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $823 and $1,008, respectively.

b)	Fees paid for board services in affiliates

Sapiens paid Formula director fees for the years ended December 31, 2024, 2023 and 2022, of approximately $32, $28 and $29, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix paid Formula director fees for the years ended December 31, 2024, 2023 and 2022, of approximately $29, $27 and $33, respectively, in respect of Mr. Guy Bernstein, Matrix’s Chairman and Formula’s chief executive officer.

c)	Compensation of key officers of the Company

The following amounts disclosed in the table are recognized as an expense during the reporting period related to officers and directors of the Company:

	Year ended December 31,
	2024	2023
Short-term employee benefits	$5,323	$4,204
Share-based compensation	7,031	7,197
	$12,354	$11,401

d)	Back-office services

During the years ended December 31, 2024, 2023 and 2022, Magic Software provided back-office services to Formula in amounts totaling approximately $303, $224 and $240, respectively.

e)	Other Transactions

The Group’s subsidiaries and affiliates engage from time to time with each other in non-material transactions, in the ordinary course of business, where the amounts involved, and the nature of the transactions, are not material for either of the parties. The Group believes that these transactions are made on an arms’ length basis upon terms and conditions no less favorable to the Group, its subsidiaries and affiliates, as it could obtain from unaffiliated third parties. If the Group engages with its subsidiaries and affiliates in transactions which are not in the ordinary course of business, the Group receives the approvals required under the Companies Law. These approvals include audit committee approval, board approval and, in certain circumstances, shareholder approval.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- LEASES

The Group leases substantially all of its office space and vehicles under operating leases. The Group’s leases have original lease periods expiring between 2025 and 2036. Some leases include one or more options to renew. The Group does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Under IFRS 16, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the statement of financial position. The aggregated present value of lease agreements is recorded as a long-term asset titled operating lease right-of-use assets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2024	$46,401
2025	35,974
2026	22,791
2027	17,561
2028	48,121
2029 and thereafter	19,296
Total undiscounted cash flows	$190,144
Less imputed interest	(25,318)
Present value of lease liabilities	$164,826

a.	Information on leases:

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	$6,506	$7,195
Total cash outflow for leases	$50,088	$55,064

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets:

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2024	$195,807	$61,832	$257,639
Additions during the year:
New leases	61,449	20,399	81,848
Adjustments for indexation	6,181	596	6,777
Adjustments arising from translating financial statements of foreign operations	(1,226)	(4,033)	(5,259)
Modification of leases	(473)	-	(473)
Acquisition of subsidiaries	314	-	314
Disposals during the year:
Termination of leases	(11,134)	(13,280)	(24,414)

Balance as of December 31, 2024	250,918	65,514	316,432

Accumulated depreciation:
Balance as of January 1, 2024	104,714	32,274	136,988
Additions during the year:
Depreciation	28,663	20,221	48,884
Adjustments arising from translating financial statements of foreign operations	(429)	(3,828)	(4,257)
Disposals during the year:
Termination of leases	(8,928)	(12,480)	(21,408)
Balance as of December 31, 2024	124,020	36,187	160,207
Depreciated cost as of December 31, 2024	126,898	29,327	156,225

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2023	$179,617	$50,252	$229,869
Additions during the year:
New leases	38,376	23,092	61,468
Adjustments for indexation	1,573	418	1,991
Adjustments arising from translating financial statements of foreign operations	(2,111)	(814)	(2,925)
Modification of leases	(3,590)	66	(3,524)
Acquisition of subsidiaries	265	-	265
Disposals during the year:
Termination of leases	(18,323)	(11,182)	(29,505)

Balance as of December 31, 2023	$195,807	$61,832	$257,639

Accumulated depreciation:
Balance as of January 1, 2023	$88,429	$24,600	$113,029
Additions during the year:
Depreciation	34,135	17,919	52,054
Adjustments arising from translating financial statements of foreign operations	24	(7)	17
Disposals during the year:
Termination of leases	(17,874)	(10,238)	(28,112)
Balance as of December 31, 2023	104,714	32,274	136,988
Depreciated cost as of December 31, 2023	$91,093	$29,558	$120,651

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2024	2023	2022

General and administrative expenses	$16,164	$18,622	$14,953
	$16,164	$18,622	$14,953

b)	Formula:

In August 2021, the Company adopted its 2021 Share Incentive Plan (the “2021 Plan”). Pursuant to the 2021 Plan, the Company may grant from time to time to its employees, office holders and consultants, options to purchase, share-based awards or restricted shares with respect to, up to an aggregate of 350,000 Ordinary shares (including 48,378 Ordinary shares that were reserved for issuance under prior years plans and not subject to outstanding grants and transferred to the 2021 Plan). The 2021 Plan is administered by the Company’s board of directors. The 2021 Plan provides that options, restricted shares, or other stock-based awards may be granted, from time to time, to such grantees to be determined by the Company’s board of directors, at such exercise prices and with such vesting or other terms as shall be determined by the Company’s board of directors at its sole and absolute discretion.

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded 21,000 restricted shares under the 2021 Plan. These restricted shares vest on a quarterly basis over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027. Total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $2,031 ($96.7 per share). The total compensation expense that the Company recorded in its statement of profit or loss for the years ended December 31, 2024, 2023 and 2022 in respect of the above grant was $249, $407 and $973, respectively. As of December 31, 2024, 12,000 Ordinary shares out of the 21,000 Ordinary shares, were fully vested.

In March 2022, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded employees of the Company 2,400 restricted shares under the 2021 Plan. These restricted shares vest at certain points in time over a six-year period, commencing on March 15, 2022 and concluding on December 31, 2027. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $232 ($96.7 per share). As of December 31, 2024, 1,372 Ordinary shares out of the 2,400 Ordinary shares, were fully vested.

In January 2023, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded 15,000 restricted shares under the 2021 plan. These restricted shares vest on an annual basis over a six-year period, commencing on December 31, 2023 and concluding on December 31, 2029. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $1,225 ($81.65 per share). As of December 31, 2024, 4,285 Ordinary shares out of the 15,000 Ordinary shares were fully vested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

In November 2020, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded its chief executive officer 611,771 restricted stock units (“RSUs”) in respect of ordinary shares of the Company. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that shall start as of the grant date and shall end as of December 31, 2027, subject to the continued engagement of Formula’s chief executive officer with the Company as of that date (the “Vesting Period”); and up to 33.33% of the RSUs (i.e., 203,924 RSUs as of the date hereof) are subject to performance-based vesting, and shall vest as of December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the target EBITDA (as defined in the grant) is achieved, subject to the continued engagement of Formula’s chief executive officer with the Company. At the end of the vesting period, the number of performances-based RSUs that vests shall be equal to (i) the number of fiscal years in which the target EBITDA (as defined in the grant) was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled NIS 170,684 thousand, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss in respect of this grant, in accordance with accounting principles, for the years ended December 31, 2024, 2023, and 2022 was approximately $6,437, $6,460 and $7,089, respectively.

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

In the event of resignation by Formula’s chief executive officer not for Good Reason (as defined in the grant), Formula’s chief executive officer RSUs will vest, in an accelerated manner, in such portion equal to the pro-rata portion of the Vesting Period that has already lapsed (based on the full number of Fiscal Quarters that have lapsed form January 1, 2020 until the actual resignation date, including notice period). However, any performance-based RSUs for which the applicable target was not achieved up until the resignation date (including the notice period) will expire and terminate.

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2024, 2023 and 2022 were $20,371, $27,703 and $34,972, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

c)	Matrix:

In December 2022, Matrix entered into a new employment agreement with its chief executive officer, Mr. Moti Gutman, for the provision of management services for a term of five years starting on January 1, 2023. As part of the new employment agreement, Matrix awarded Mr. Gutman 375,000 Matrix restricted shares. 40% of the options will be vested on December 31, 2024 with the remaining amount vesting in equal parts on December 31, 2025, 2026 and 2027 but in any case not before the publication of Matrix’s financial statements for each respective year. The fair value of the restricted shares amounted on the date of grant to NIS 27,851 thousand (approximately $7,914).

On March 12, 2023, Matrix’s board of directors approved, following the approval by Matrix’s compensation committee, the allocation of 920,000 options exercisable up to 920,000 ordinary Matrix’s shares of NIS 1 par value, to 18 officers and senior employees of Matrix or of its controlled companies. Upon termination of an officer’s employment, 45,000 options were forfeited before vesting. The exercise of the options at the date of grant is NIS 71.25. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested on March 12, 2025, with the remaining amount vesting in equal parts on March 12, 2026 and 2027.

The fair value of the options was estimated on the date of grant using the Binomial model based on the terms which are: risk-free interest rate is 3.34%-4.53%, early exercise factor is 130% and expected volatility is 31%. The contractual life of the options is 5 years from the date of grant.

On August 9, 2023, Matrix’s board of directors approved, following the approval by Matrix’s compensation committee, the allocation of 45,000 options exercisable up to 45,000 ordinary Matrix’s shares of NIS 1 par value, to a senior employee of Matrix. The exercise of the options at the date of grant is NIS 73.73. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested in August, 2025, with the remaining amount vesting in equal parts on August 10, 2026 and 2027. The contractual life of the stock options is 5 years from the grant date.

On May 15, 2024, Matrix’s board of directors approved, following the approval by Matrix’s Compensation Committee, the allocation of 20,000 options exercisable up to 20,000 ordinary Martrix’s shares of NIS 1 par value, to a senior employee of Matrix. The exercise of the options at the date of grant is NIS 78.55. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested on May 15, 2026, with the remaining amount vesting in equal parts on May 15, 2027 and 2028. The contractual life of the stock options is 4 years from the grant date. The fair value of the options is estimated on the grant date at NIS 19.05 per option.

The following table summarizes Matrix’s employee share-based compensation activity during the year ended December 31, 2024:

	Number of options, RSU and RS	Weighted average exercise price($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of January 1, 2024	1,295,000	13.6	4.16	7,336
Granted	20,000	21.66	4	27
Expired and forfeited	-
Exercised	-

Outstanding as of December 31, 2024	1,315,000	13.01	3.16	13,816
Exercisable as of December 31, 2024	150,000	-	-	-

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

The aggregate intrinsic value provided in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’s ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix equity incentive plan as of December 31, 2024, 2023 and 2022 were $3,898, $8,808 and $0, respectively.

d)	Sapiens:

The following table summarizes Sapiens’ share-based compensation activity during the year ended December 31, 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding as of January 1, 2024	1,945,500	24.52	3.71	9,118
Granted	145,000	30.83
Expired and forfeited	(123,785)	18.37
Exercised	(298,715)	24.03

Outstanding as of December 31, 2024	1,668,000	24.96	3.11	4,977
Exercisable as of December 31, 2024	834,900	25.07	2.67	2,339

In 2024, 2023 and 2022, Sapiens granted 145,000, 429,500 and 404,500 stock options, respectively, to its employees and directors to purchase its shares. The weighted average grant date fair values of the options granted during the years ended December 31, 2024, 2023 and 2022 were $9.02, $6.51 and $7.22, respectively. The aggregate intrinsic value provided on the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Sapiens’ common shares. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $1,913, $851 and $250, respectively.

The options outstanding under Sapiens’ stock option plans as of December 31, 2024 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options Outstanding	Weighted Average remaining contractual term	Weighted Average exercise price	Options Exercisable	Weighted Average exercise price of Options Exercisable
$		(Years)	$		$

13.31	5,000	0.59	13.31	5,000	13.31
17.69-20.61	512,000	4.09	19.64	224,150	19.42
21.46-23.12	236,500	2.85	21.81	125,500	22.12
26.71-28.03	662,500	2.10	27.91	390,000	27.93
28.35-32.91	217,000	3.80	30.03	90,250	31.54
38.61	35,000	5.58	38.61	-

	1,668,000	3.11	24.96	834,900	25.07

The total share-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2024, 2023 and 2022, after being adjusted to comply with IFRS, was $2,952, $3,621 and $3,835, respectively. As of December 31, 2024, there was $4,086 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.51 years.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

A summary of the RSU activities in Sapiens in the year ended on December 31, 2024, is as follows:

		Weighted Average
	Amount of	Grant-Date Fair
	options	value

Unvested as of January 1, 2024	72,823	$27.95
Granted	-	-
Vested	(30,206)	275.67
Expired and forfeiture	(42,617)	28.13

Unvested as of December 31, 2024	-	-

e)	Magic Software:

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

In December 2022, Comm-IT Solutions, awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT Solutions. 827 of the options have fully vested upon their grant, whereas the vesting of the remainder of the options is subject to Comm-IT Solutions and its subsidiaries meeting certain EBITDA targets for the years 2023-2024. In 2023, Comm-IT Solutions fully achieved plan EBITDA targets. Subject to the EBITDA targets to be met, as well as the officers continued employment with Comm-IT Solutions throughout 2027, the options will vest at certain points in time throughout the years 2024 to 2027.

In May 2024, Comm-IT Solutions awarded 116 options to four of its senior officers to purchase 116 shares of Comm-IT Solutions. The options were granted under the Comm-IT Solutions 2022 Plan, at an exercise price of $1,822 per share. The options are subject to a vesting schedule and performance conditions similar to those applicable to the options granted in December 2022, including the achievement of EBITDA targets and continued employment through 2027.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- EMPLOYEE OPTION PLANS (Cont.)

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2024 and changes during the year ended December 31, 2024 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding as of January 1, 2024	4,028	256.79	6.94
Exercised	(451)	-
Granted	116	1,767.8

Outstanding as of December 31, 2024	3,693	252.74	5.94

Exercisable as of December 31, 2024	3,388	$142.65	5.93

As of December 31, 2024, there was $176 of total unrecognized compensation cost related to non-vested options of Comm-IT Solutions, which is expected to be recognized in full over a weighted average period of 1.3 years.

The options outstanding as of December 31, 2024, have been separated into exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)		$
0	2,787	5.92	2,787	0
116.83	297	5.99	297	116.83
1,475.75	609	5.99	304	1,475.75
	3,693	5.93	3,388	$142.65

Note 20:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

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

The post-employment employee benefits are normally financed by contributions classified as a defined contribution plan or as a defined benefit plan, as detailed below.

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

b)	Composition of defined benefit plans is as follows:

	December 31,
	2024	2023
Defined benefit obligation	$81,216	$85,743
Fair value of plan assets	(70,978)	(75,316)
Net defined benefit liability	$10,238	$10,427

Note 21:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix’s and Sapiens’ shares which it held. As of December 31, 2024 Formula has collateral in connection with the Series C Secured Debentures and Series D Secured Debentures issued by Formula on the TASE (see Note 16).

2)	Composition of pledged shares of Matrix and Sapiens owned by Formula as of December 31, 2024:

	December 31, 2024
	Formula’s Series D Secured Debentures	Formula’s Series C Secured Debentures
Matrix ordinary shares, par value NIS 1.0 per share	1,342,941	3,149,761
Sapiens common shares, par value €0.01 per share	1,172,645	2,957,590

In August 2022, following the private placement of an additional NIS 200,000 thousand par value Series C Secured Debentures, As of December 31, 2024, Formula pledged 3,149,761 shares of Matrix and 2,957,590 shares of Sapiens (see Note 16).

In September 2024, following the private placement of an NIS 150,000 thousand par value Series D Secured Debentures, Formula pledged 1,342,941 shares of Matrix and 1,172,645 shares of Sapiens (see Note 16).

During 2023-2024 Michpal pledged the shares of its subsidiaries, Emalogic and Meida (See note 3), as collateral to secure the repayment to an Israeli financial institution.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

b)	Guarantees:

As of December 31, 2024, the Group provided performance bank guarantees in an aggregate amount of approximately $49,000 as security for performance of various contracts with customers and suppliers. As of December 31, 2024, the Group provided bank guarantees in an aggregate amount of approximately $7,600 as security for rent to be paid for its leased offices. As of December 31, 2024, the Group had restricted bank deposits in an aggregate amount of $600 in favor of the above-mentioned bank guarantees. In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Each of Matrix, Sapiens, Magic Software and Formula provides cross guarantees to its subsidiaries.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2024, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series C and Series D Secured Debentures, Formula has undertaken to comply with the following financial covenants and obligations:

A covenant not to distribute dividends unless (i) Formula shareholders’ equity attributable to Formula Systems shareholders is at least $370,000; (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 50% of net CAP (defined as financial indebtedness, net, plus shareholders’ equity); (iii) the aggregate amount of distributions from January 1, 2022 shall not exceed the aggregate amount of net oncome for the year ended December 31, 2021 together with 75% of accumulated profits from January 1, 2022 until the respective distribution date; and (iv) no event of default shall have occurred.

Financial covenants, including: (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $325 million (as of December 31, 2024, Formula equity attributable to Formula Systems’ shareholders was approximately $679,338); (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) (as of December 31, 2024 Formula’s net financial indebtedness was (6.4%) of net CAP); (iii) the ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) (as of December 31, 2024 the ratio of Formula’s net financial indebtedness to EBITDA was (0.22)); and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semiannual interest payments for the unpaid principal amount of Series C and Series D Secured Debentures (as of December 31, 2024 Formula’s cash balances exceed the semiannual interest payments amount).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

a.	Standard events of default, including, among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

2)	Matrix

A.	In the context of Matrix’s engagements with banks and financial institutions for its credit facilities, Matrix has undertaken to comply with the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix’s financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix and shareholders’ loans that have been and/or will be granted to Matrix (collectively, the “debts”) will not exceed 40% of its total balance sheet. As of December 31, 2024 the ratio between Matrix’s financial debts and liabilities to banks versus Matrix’s total assets was 2.6%.

(ii)	The ratio of Matrix’s net debt to the annual EBITDA will not exceed 3.5. As of December 31, 2024, Matrix’s ratio of net debt to EBITDA was 0.18.

(iii)	Matrix’s equity shall not be lower than NIS 275,000 thousand (approximately $75,404) at all times. As of December 31, 2024 Matrix’s equity was approximately NIS 1,088,733 thousand (approximately $298,528).

(iv)	Matrix’s cash and cash equivalents and short-term bank deposits shall not be less than NIS 50,000 thousand (approximately $13,710). In the context of Matrix’s issuance of Commercial Securities which are not listed, Matrix committed to maintain at least NIS 450,000 thousand (approximately $123,389) of liquid assets including unused approved bank credits. Such liquid assets should account for not less than NIS 200,000 thousand of cash and cash equivalent and short-term bank deposit (approximately $54,840). As of December 31, 2024, Matrix’s cash and cash equivalent and short-term bank deposits amounted to NIS 668,495 thousand (approximately $183,300).

(v)	Matrix has committed that the rate of ownership and control of Matrix-Systems Ltd. shall never be below 50.1%.

(vi)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(vii)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

B.	Matrix Series B Debentures:

In accordance with Matrix’s indenture for its Series B Debentures, Matrix has undertaken to comply with the following financial covenants and obligations:

(i)	Matrix shareholders’ total equity (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust) shall not be less than NIS 275,000 thousand (approximately $75,404). As of December 31, 2024, Matrix shareholders’ total equity (all based on Matrix’s 2024 annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust) was approximately NIS 1,144,327 thousand (approximately $339,779).

(ii)	Matrix’s net financial indebtedness (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust) shall not exceed 45% of Matrix total assets (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust). As of December 31, 2024 Matrix’s net financial indebtedness (all based on Matrix’s 2024 annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust) was 2.6% of total assets.

(iii)	The ratio of Matrix’s net financial indebtedness (as defined on Matrix Series B Debentures deed of trust) to the last twelve-months period EBITDA (as defined on Matrix Series B Debentures deed of trust) will not exceed 5 (all based on Matrix’s quarterly and annual consolidated financial statements). As of December 31, 2024 the ratio of Matrix’s net financial indebtedness to EBITDA (all based on Matrix’s 2024 annual consolidated financial statements, and as defined on Matrix Series B Debentures deed of trust) was 0.17.

3)	Sapiens

In accordance with the indenture for Sapiens’ Series B Debentures, Sapiens has undertaken to maintain a number of conditions and limitations on the manner in which it can operate its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on its assets, or undergo an asset sale or other change that results in fundamental change in its operations. Sapiens Series B Debentures deed of trust also requires it to comply with certain financial covenants, as described below. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of the debentures (below BBB-) could result in the acceleration of Sapiens’ obligation to repay the debentures. The deed of trust includes the following provisions:

(i)	a negative pledge, subject to certain exceptions.

(ii)	financial covenants, including: (a) Sapiens shareholders’ equity , as reported in its annual or quarterly financial statements, will not be less than $120 million. (as of December 31, 2024 Sapiens shareholders’ equity was $479.6 million); (ii) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus shareholders equity, including deposits and other liquid financial instruments) (as of December 31, 2024 Sapiens’ net financial indebtedness was (57.93%) of net CAP); and (iii) the ratio of Sapiens’ net financial indebtedness to EBITDA (based on accumulated calculation for the four last quarters) shall not exceed 5.5 (as of December 31, 2024 the ratio of Sapiens’ net financial indebtedness to EBITDA was (1.71)).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

(iii)	a covenant not to distribute dividends unless (a) Sapiens shareholders’ equity shall not be less than $160 million; (b) Sapiens’ net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) does not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity); (c) the amount of accumulated dividends from the issuance date and going forward shall not exceed Sapiens’ net income for the year ended December 31, 2016 and the first three quarters of the year ended December 31, 2017, plus 75% of Sapiens’ accumulated profits from September 1, 2017 and up to the date of distribution; and (d) no event of default shall have occurred.

4)	Magic Software

Under the terms of the loans with an Israeli financial institution, Magic Software has undertaken to comply with the following financial covenants, as they will be expressed in its consolidated financial statements:

(i)	Magic Software’ equity will not be lower than $150 million (one hundred and fifty million U.S. Dollars at all times) - as of December 31, 2024 Magic Software shareholders’ equity was $290,944;

(ii)	The ratio of Magic Software’ total financial debts less cash to total assets will not exceed 30% - as of December 31, 2024 Magic Software financial debts less cash was negative (-10%, since cash exceeds indebtedness); and

(iii)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to operating income will not exceed 3.25 – as of December 31, 2024 the ratio of Magic Software’s net financial indebtedness to operating income was negative (-0.87) (cash exceeds indebtedness).

5)	Michpal

Under the terms of the loans with an Israeli financial institution, Michpal has undertaken to comply with financial covenants.

As of December 31, 2024, each of Formula, Matrix, Sapiens, Magic Software and Michpal complied with all of its financial covenants.

d)	Legal proceedings:

1)	On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on the Company’s behalf, against each of the Company’s five directors, as well as the Company’s chief executive officer (the “CEO”), Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin (the “CFO”), as defendants. The Company and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation awarded to the Company’s CEO and CFO, including past engagements with the CEO and the recent re-approval by the Company’s compensation committee and board of directors (as reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to the Company’s CEO. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to the Company, as well as compensation to the Company for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to the Company’s ADSs. The Company rejects all claims made by Olir and believes that all actions taken by its board of directors and its committees were taken in accordance with the Companies Law and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify and on May 13, 2021 all respondents filed their responses to the Motion to Certify.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

On January 24, 2023, the Company submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to the CEO by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, 2023 the Company submitted its response to Olir’s response. On September 18, 2023 Olir filed its briefs. On December 3, 2023, the Company filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023 the court granted the Company with a motion to dismiss in limine, and ordered the Company to pay Olir’s costs in the amount of NIS 45 thousand. On January 25, 2024 Olir filed an appeal against the District Court’s decision, with the Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024 the Company and all other respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rules of law, when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. A bench hearing is now scheduled for March 9, 2026. The respondents are required to file their response to Olir’s appeal by June 3, 2025. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

2)

On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800 thousands (approximately $217,658), was filed against our subsidiary ZAP Group with the Israeli district court (central district), claiming that ZAP Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through ZAP Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63,000 thousands (approximately $17,274). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with ZAP Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with ZAP Group on the issue of the necessary disclosure that ZAP Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with ZAP Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. As a result, evidentiary hearings were held between March 6, 2024, and July 10, 2024, during which expert and fact witnesses from both sides were examined. Subsequently, deadlines were set for the submission of the parties’ summations. On August 8, 2024, the parties informed the court that they had reached an agreement to refer the matter to a mediation process to be presided upon by another judge of the same court. Accordingly, mediation sessions took place on December 11, 2024 and January 21, 2025, before Judge Rami Haymovitz. On March 3, 2025, the plaintiffs’ counsel informed the court that there had been disagreements between the defendants and their counsel over the course of the mediation, and requested that the court determine as to whether they could continue to represent the plaintiffs in the case. On March 24, 2025, as a result of a hearing, the court requested that the plaintiffs’ counsel and Zap Group propose terms for a settlement of the litigation on or before June 4, 2025 that the plaintiffs could review and determine whether to accept. As this claim was filed against ZAP Group prior to its acquisition by the Company, any potential liability of ZAP Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of ZAP Group to Formula.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

3)

On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24,500 thousands (approximately $7,000) and a claim for the grant of a mandamus order against ZAP Group, in the District Court at Haifa (the “Claim”). The Plaintiffs allege that ZAP Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, ZAP Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the claim, on April 19, 2021, the Plaintiffs submitted a complaint against ZAP Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, ZAP Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that ZAP Group has a monopoly in the provision of price comparison services in the online arena in Israel. Following discovery and pre-trial hearings, the Plaintiffs and ZAP Group submitted affidavits of primary testimony in June 2024 and July 2024, respectively. On January 28, 2025, evidentiary hearings began. The court ordered the plaintiffs to complete witness testimony by March 1, 2025, and scheduled further hearings through October 2025. The evidentiary hearings are currently ongoing. At the current stage of proceedings, it is not possible to estimate the outcome of the claim.

In November 2023, N.Z. Marketing and Advertising Ltd (“Safra”), a subsidiary of ZAP Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is for an amount of NIS 9,645 thousands. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. On November 14, 2024, a preliminary hearing was held in court, during which the judge suggested that the parties settle the case by paying compensation to the plaintiff. The defendants have not yet accepted the plaintiff’s position. At the current stage of proceedings, it is not possible to estimate the outcome of the claim. The subject incident (in which the deceased died) took place before ZAP Group acquired Safra; therefore, any potential liability of ZAP Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Safra to Formula.

On December 3, 2023, our subsidiary Matrix received a request for disclosure of materials pursuant to Section 198a of the Companies Law, which was submitted to the District Court (Economic Division) of Tel Aviv-Jaffa by an individual who claimed to be a shareholder of Matrix. The request related to a potential derivative claim that could be filed by the individual, on Matrix’s behalf, against Matrix’s chief executive officer and each of its directors related to the procedure for the approval of compensation awarded to Matrix’s chief executive officer following the rejection of such compensation by Matrix’s general meeting of shareholders and the re-approval of that compensation by Matrix’s compensation committee and board of directors, respectively, acting in accordance with the Companies Law. On April 18, 2024, Matrix filed a response to the disclosure request in which Matrix requested that the court deny, on various grounds, the request made by the potential plaintiff. An inquest was held on the disclosure motion on February 2, 2025. At this stage of this legal proceeding the Company cannot predict its outcome.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

4)	In addition to the above-described legal proceedings, from time to time, Formula and/or its Investees are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.

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

Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a wholly owned subsidiary of Sapiens incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”) for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, Sapiens Technologies agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with IIA reached in January 2012.

As of December 31, 2024, the total remaining unpaid royalties to the IIA amounted to $4,608.

f)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens, Magic Software, ZAP Group, Insync, Michpal, Shamrad ,Ofek and Hashahar directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2024.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2024			December 31, 2023
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,901,287	15,332,667	25,000,000	15,901,287	15,332,667

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its own ordinary shares.

c.	In February 2021, Formula declared a cash dividend of approximately NIS 33,036 thousand (approximately $10,155) or NIS 2.16 per share (approximately $0.66 per share) to shareholders of record on February 18, 2021 that was paid on March 4, 2021.

d.	In August 2021, Formula declared a cash dividend of approximately NIS 38,694 thousand (approximately $11,932) or NIS 2.53 per share (approximately $0.78 per share) to shareholders of record on September 1, 2021 that was paid on September 19, 2021.

e.	In March 2022, Formula declared a cash dividend of approximately NIS 39,213 thousand (approximately $12,018) or NIS 2.56 per share (approximately $0.78 per share) to shareholders of record on April 12, 2022 that was paid on April 25, 2022.

f.	In November 2022, Formula declared a cash dividend of approximately NIS 33,086 thousand (approximately $9,571) or NIS 2.16 per share (approximately $0.62 per share) to shareholders of record on December 5, 2022 that was paid on December 19, 2022.

g.	In May 2023, Formula declared a cash dividend of approximately NIS 35,265 thousand (approximately $9,605) or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on June 5, 2023 that was paid on June 22, 2023.

h.	In March 2024, Formula declared a cash dividend of approximately NIS 35,265 thousand (approximately $9,614 or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on April 4, 2024 that was paid on April 18, 2024.

i.

In August 2024, Formula declared a cash dividend of approximately NIS 35,572 thousand (approximately $9,466) or NIS 2.32 per share (approximately $0.63 per share) to shareholders of record on September 12, 2024 that was paid on September 26, 2024.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- equity (Cont.)

j.	For information concerning Formula’s employees and officers share-based plans, see Note 19.

k.	See Note 26 about subsequent events.

Note 23:- TAXES ON INCOME

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2024, 2023 and 2022. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the Law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (the “2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations, the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A - 7.5% tax rate). In order to qualify as a Preferred Technological Enterprise, certain criteria must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets. The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (“SPTE”) (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

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

NOTE 23:- TAXES ON INCOME (Cont.)

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

The Group’s management believes that certain of its Israeli operations currently qualify as Industrial Companies within the meaning of the Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industrial Encouragement Law”). Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in any given tax year, is industrial production.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

An Industrial Company is entitled to certain corporate tax benefits, including:

i.	Amortization of the cost of purchased patents, or the right to use a patent or know-how or certain other intangible property rights (other than goodwill) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

ii.	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

iii.	Expenses related to a public offering are deductible in equal amounts over three years beginning from the offering year.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Group cannot assure you that the aforementioned subsidiaries will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

4)	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, certain Israeli subsidiaries of the Group calculate their tax liability in dollars according to certain orders. The tax liability, as calculated in dollars, is translated into NIS according to the exchange rate as of December 31 of each year for tax purposes only.

5)	Structural changes in Matrix and ZAP Group:

During the fourth quarter of 2022, Matrix made a structural change with respect to its holdings in some of its U.S. based subsidiaries. Prior to the structural change, Matrix held, indirectly through subsidiaries, all of the share interest in Matrix IFS and Network Infrastructure Technologies Inc. and 60% of the share interest in Matrix Global Services USA Inc. Post the structural change, which was completed without payment of cash, Matrix interest in such U.S. subsidiaries is held through Matrix US Holding LLC.(established for this purpose), with Matrix holding 95% of the share interest of Matrix US Holding LLC.

In May 2022, a tax ruling was signed determining that as part of a merger process, one subsidiary of Zap Group will transfer all their assets and liabilities subject to the provisions of section 103 of the Income Tax Ordinance.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2024 and 2023 was $253,637 and $218,328, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents held by the Group’s non-Israeli subsidiaries and would have been subject to income taxes if distributed as dividend as of December 31, 2024 and 2023 was $81,975 and $84,373, respectively.

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

d.	Net operating loss carried forward:

As of December 31, 2024, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $159,612, of which $114,942 was in respect of Israeli subsidiaries and approximately $44,122 of which was in respect of subsidiaries abroad.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

1)	Formula

As of December 31, 2024, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 258,026 thousand (approximately $70,750), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix

As of December 31, 2024, certain subsidiaries of Matrix had operating carry-forward tax losses totaling approximately NIS 36,981 thousand (approximately $10,140), which resulted from Israeli operations and as such can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2024, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $21,434, which can be carried forward and offset against taxable income in the future for an indefinite period.

4)	Sapiens

As of December 31, 2024, certain subsidiaries of Sapiens had carry-forward tax losses totaling approximately $40,259. Most of these carry-forward tax losses have no expiration date.

5)	ZAP Group

As of December 31, 2024, ZAP Group and certain of its subsidiaries had carry-forward tax losses totaling approximately NIS 30,684 thousand (approximately $8,404), which can be carried forward and offset against taxable income in the future for an indefinite period.

6)	Michpal

As of December 31, 2024, two subsidiaries of Michpal had carry-forward tax losses totaling approximately $177 which can be carried forward and offset against taxable income in the future for an indefinite period.

7)	As of December 31, 2024 Insync, Ofek, Shamrad and Hashahar did not have any carry forward tax losses.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2017.

2)	Matrix

Matrix and part of its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2019.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

3)	Magic Software

Magic Software and part of its Israeli subsidiaries have received final tax assessments through the year 2019.

4)	Sapiens

Sapiens and part of its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2019.

5)	ZAP Group

ZAP Group and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2021.

6)	Other than those aforementioned subsidiaries, all other Formula’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2018.

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2024	2023
Deferred tax assets	$33,850	$46,856
Deferred tax liabilities	(42,894)	(59,206)
	$(9,044)	$(12,350)

2)	Composition:

	December 31,
	2024	2023
Net operating losses carried forward	$7,494	$13,744
Intangible assets, fixed asset and right-of-use assets	(33,526)	(36,021)
Lease liabilities	1,309	767
Differences in measurement basis (cash basis for tax purposes)	1,228	377
Other	14,451	8,783
	$(9,044)	$(12,350)

g.	Pre-tax income:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$157,336	$126,360	$181,953
Foreign	91,042	84,674	47,757

Total	$248,378	$211,034	$256,710

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

h.	Income tax (tax benefit) consists of the following:

	Year ended December 31,
	2024	2023	2022

Current taxes	$68,343	$54,743	$75,407
Deferred taxes	(11,678)	(8,668)	(20,172)

Total	$56,665	$46,075	$55,235

i.	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2024	2023	2022

Income before income taxes, as per the statement of operations	$248,378	$211,034	$256,710

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	57,127	48,538	59,043

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	3,739	3,705	720
Effect of different tax rates	(1,781)	(874)	(1,273)
Release of trapped earnings (see Note 23(a)(2))		-	711
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(9,119)	(1,907)	(5,579)
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	5,908	(2,070)	448
Undistributed earnings	924	(260)	(461)
Taxes in respect of prior years	(942)	558	890
Uncertain tax positions	(811)	(2,293)	3,065
Other	1,620	678	(2,329)

Taxes on income	56,665	$46,075	$55,235

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2023	$12,941
Decrease in tax positions	(1,556)
Increase in tax positions	1,573
Statue limitation	(2,115)
Balance as of December 31, 2023	$10,843
Decrease in tax positions	(1,041)
Increase in tax positions	2,412
Statue limitation	(2,522)
Balance as of December 31, 2024	$9,692

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

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

The entire balance of unrecognized tax benefits, if recognized, would reduce the Group’s annual effective tax rate.

Note 24:- Supplementary Financial StatementS Information

a.	Composition of non-controlling interest in material partially-owned subsidiaries:

	December 31,
	2024	2023
Matrix and its subsidiaries	$182,340	$176,092
Sapiens and its subsidiaries	357,954	341,124
Magic Software and its subsidiaries	167,286	162,395
Other	2,427	2,812
	$710,007	$682,423

b.(1) Revenue by products and services was as follows:

	Year ended December 31,
	2024	2023	2022

Proprietary software and related services	$724,900	$693,426	$659,470
Other products and third party	534,869	503,327	494,344
Services	1,497,742	1,424,150	1,418,543
	$2,757,511	$2,620,903	$2,572,357

b.(2) Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2024	2023	2022

Products and services transferred over time	$2,374,197	$2,246,470	$2,251,416
Products transferred at a point in time	383,314	374,433	320,941
	$2,757,511	$2,620,903	$2,572,357

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

c.	Selling, marketing, general and administrative expenses:

	Year ended December 31,
	2024	2023	2022
Wages and related expenses	$224,456	$223,351	$214,118
Depreciation and amortization	53,194	51,632	49,556
Subcontractors	9,172	11,271	11,701
Advertising	16,059	16,959	19,412
Maintenance and other expenses	32,270	23,162	23,169
Total Selling, marketing, general and administrative expenses	$335,151	$326,375	$317,956

d.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2024	2023	2022
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$356	$775	$1,081
Interest expenses on loans and borrowings	17,865	18,540	9,837
Financial costs related to Debentures	3,552	3,928	3,775
Interest expenses attributed to IFRS 16	6,505	7,195	4,822
Derivatives loss	-	2,991	1,193
Bank charges, negative foreign exchange differences and other financial expenses	9,785	8,705	6,508
	$38,063	$42,134	$27,216

	Year ended December 31,
	2024	2023	2022
Financial income:
PPP loan forgiveness	$-	$-	$1,465
Interest income from deposits, positive foreign exchange differences and other financial income	15,920	13,800	5,821
	15,920	13,800	7,286

Financial expenses, net	$22,143	$28,334	$19,930

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

e.	Geographical information:

1)	The Group’s property, plant and equipment is located as follows:

	December 31,
	2024	2023

Israel	$44,361	$44,145
United States	2,992	4,369
Europe	924	1,102
Japan	129	144
Other	3,389	3,171

Total	$51,795	$52,931

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2024	2023	2022
Israel	$1,745,132	$1,600,763	$1,571,035
International:
United States	612,196	644,918	680,325
Europe	336,285	315,081	262,303
Africa	26,935	26,035	26,692
Japan	13,678	11,881	11,333
Other (mainly Asia pacific)	23,285	22,225	20,669
Total	$2,757,511	$2,620,903	$2,572,357

See Note 2(11) regarding the transaction prices allocated to performance obligation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

f.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2024	2023	2022

Numerator:
Basic earnings per share – net income attributable to equity holders of the Company	$79,670	$64,014	$81,393
Diluted earnings per share – net income attributable to equity holders of the Company	$79,527	$63,878	$80,794
Denominator:
Basic earnings per share – weighted average shares outstanding	15,305	15,301	15,296
Effect of dilutive securities	332	197	207

Diluted earnings per share – adjusted weighted average shares outstanding	15,637	15,498	15,503

Basic net earnings per share	5.22	4.19	5.31

Diluted net earnings per share	5.09	4.12	5.21

Note 25:- operating segments

a.	General:

The Group is engaged through eight directly held subsidiaries— Matrix; Sapiens; Magic Software; Michpal; ZAP Group; Insync; Ofek and Shamrad; and one jointly controlled entity: TSG— in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

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

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) solutions and services in the U.S.; (3) Cloud and Computing infrastructure; and (4) Sales marketing and support of software products.

Information Technologies (IT) solutions and services, Consulting & Management in Israel:

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. Starting from the financial statements for the year 2024, Matrix presents its training and implementation operations — which were previously reported as a separate operating segment and represented approximately 3.4% and 2.9% of Matrix’s total revenues and operating income, respectively, in 2023 — as part of the “IT Solutions, Consulting and Management Services in Israel” segment. This change follows developments in the economic environment and, accordingly, changes in the business mix of the training and implementation segment, such that the economic characteristics, nature of services, and types of customers are now similar to those of the IT Solutions, Consulting and Management Services segment in Israel. In 2024, activity in software solutions and value-added services in Israel accounted for approximately 60% of Matrix’s revenues and approximately 56% of its operating income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 25:- operating segments (Cont.)

Information Technologies (IT) solutions and services in the United States:

Matrix’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two line of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and fraud prevention, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence), DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S. In 2024, the activity in the U.S. accounted for approximately 8% of Matrix’s revenues and approximately 15% of its operating income.

Cloud and computing infrastructure:

Matrix’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone). In 2024, activity in computer and cloud infrastructure and integration solutions accounted for approximately 27% of Matrix’s revenues and for approximately 24% of its operating income.

Sales marketing and support of Software product:

Matrix’s activities in this segment include marketing, distributing and support for various software products, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2024, activity in software product marketing and support accounted for approximately 8% of Matrix’s revenues and approximately 10% of its operating income.

Sapiens

Sapiens is a leading global provider of software solutions for the insurance industry. Sapiens’ extensive expertise is reflected in its innovative software, solutions and professional services for property & casualty (P&C); reinsurance; life, pension & annuity (L&A); workers’ compensation (WC); medical professional liability (MPL); financial & compliance (F&C); and decision modelling for both insurance and financial markets. Sapiens offers end-to-end solutions for insurers core systems, as well as complementary data & analytics and digital. Importantly its wide array of professional services ensures that Sapiens not only makes a sale but accompanies and guides its customers on their path to digital transformation and brings important insights from the field into its products roadmap. Sapiens’ offerings not only enable its customers to effectively manage their core business functions – including policy administration, claims and billing – they support insurers on their path to digital transformation. Its portfolio also provides a variety of complimentary solutions for critical requirements such as reinsurance management, underwriting management, illustration software, electronic applications and financial compliance tools. The latest versions of its platforms possess modern, modular cloud-first architecture and are digital-driven, providing full coverage for all business aspects of policy management, digital engagement and data analysis. They empower customers to respond to the rapidly changing insurance market and frequent regulatory changes, while improving the efficiency of their core operations.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

Magic Software

Magic Software is a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; as well as (iv) cloud-based services for end to end digital transformation. Magic Software’s technology is used by customers to develop, deploy and integrate on-premises, mobile and cloud-based business applications quickly and cost effectively. In addition, Magic Software’s technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment.

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

In addition, Magic Software offers a variety of proprietary comprehensive packaged software solutions through certain of its subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front-and back-office professionals and consumers; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (v) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; (vi) comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and (vii) comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

Magic Software solutions are used by customers to develop, deploy and integrate on-premises, mobile and cloud-based business applications quickly and cost effectively. In addition, its technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. Its software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications (Magic xpa application platform, formerly branded uniPaaS, Appbuilder and Magic SmartUX), an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner (Magic xpi business and process integration platform, formerly branded iBOLT), Magic BusinessEye – a cloud-based platform for all verticals enabling smooth end-to-end digital transformation and full organizational business intelligence and FactoryEye - a proprietary high performance, low-code, flexible, hybrid platform for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. These solutions enable Magic Software customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases.

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

Michpal

Michpal, an Israeli registered company, is a developer of proprietary, on-premises payroll software solution for processing traditional payroll stubs to Israeli enterprises and payroll service providers. Michpal also developed several complementary modules such as attendance reporting, which are sold to its customers for additional fees. Together with its subsidiaries Unique Software Industries Ltd, a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance, and together with Effective Solutions Ltd, Michpal also provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring a payroll, labor, pensions, social security and employee income tax matters.

ZAP Group

ZAP Group, is Israel’s largest group of consumer websites which manages more than twenty leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). ZAP Group, an Israeli private company, provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform to allow them to engage with their consumers. ZAP Group serves over 400,000 listed businesses on its platforms; approximately 16,000 of them are paying customers. The websites managed and offered by ZAP Group offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

Digital Solutions

ZAP Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform that allows them to engage with their consumers. ZAP Group regularly seeks to develop attractive digital solutions, which it believes to have market potential for small and medium businesses and their end user. All of ZAP Group’s investments in this area have been proven, where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management and technical and financial expertise, and marketing experience to help bring these products to market.

E-commerce Solutions

ZAP Group provides an e-commerce platform for approximately 1,500 large, medium and small businesses, which operate stores in Israel. The platform, both website and application, allows end users to compare prices of the various stores for over 1.2 million products in 650 categories. The platform provides to more than 120 million visiting end users annually, 300,000 reviews of stores and products and 5,000 quality guides (videos and articles), which allow them to engage through the platform directly with the stores for a purchase of a certain product they looked at through the platform. Total online purchases through the platform are estimated at approximately NIS 2 billion annually, which is estimated at 14% out of total online purchase volume in Israel (not including food and beverage).

In 2021, ZAP Group launched a new website for car sellers and buyers, which provides a marketplace where buyers can explore on one website various options for buying a second-hand car (B2C). The platform allows the buyer to compare prices, specs, financing, peripheral services, accessories and overall packages. The Online, real-time supply availability enables transparency, and also provides the buyer with an aggregated view of specific sellers and agencies and direct contact with a large pool of sellers.

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

ZAP Group also provides its customers with other digital services such as Search Engine Marketing (Pay Per Click Google and Facebook campaigns) and Search Engine Optimization for their websites. ZAP Group also provides website design services, creation of new websites on various tools (ZAP-X), management of social media, online business cards (GMB), and big data services.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

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

Ofek

Founded in 1987, Ofek is one of the leading companies in Israel in the fields of aerial and satellite mapping, geographic data collection and processing, and provider of services in numerous geographic applications. Among Ofek’s customers are many government authorities and foreign government. Ofek employs approximately 100 employees, all situated at Ofek’s headquarter in Natanya, Israel, in multiple areas of expertise: geodetic engineers, software experts, geographers and aerial photo interpreters, GIS and surveying engineers, 3D mapping and data processing experts. The company owns three aerial photography aircraft equipped with state-of-the-art mapping sensors. Ofek operates worldwide. It has successfully completed projects for various clients (government and private) in Asia, America, Europe, Middle East and Africa, and it is constantly involved in ongoing international geographic projects. Ofek aerial photography has accumulated experience in managing and executing NSDI and GIS projects and surveys for detecting, collecting and analyzing diverse geographic cadastral and environmental information.

TSG

TSG is a global high-technology company engaged in high-end technical solutions for protecting the safety of national borders, improving data gathering mechanisms, and enhancing communications channels for military, homeland security and civilian organizations.

TSG operates primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of TSG’s major customers. As a result, TSG believes there is a continued demand in the areas of command, control, communications, computer and intelligence (C4I) systems, intelligence, surveillance and reconnaissance (ISR) systems, intelligence gathering systems, border and perimeter security systems and cyber-defense systems. There is also a continuing demand for cost-effective logistic support and training and simulation services. TSG believes that its synergistic approach of finding solutions that combine elements of its various activities positions it to meet evolving customer requirements in many of these areas. TSG tailors and adapts its technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, TSG provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited budgets.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

TSG markets its systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, TSG sells its defense, intelligence and homeland security systems and products mainly to the IMOD, which procures all equipment for the Israeli Defense Force (IDF).

Shamrad

Shamrad is an Israeli private company, engaged in the supply, integration and installation of computer communication infrastructures, announcement and alarm systems and electronic security systems. Shamrad represents several companies in the field of security: ATI systems – sirens, Garrett – Metal detectors, Kopp – Ferro Magnetic detectors for MRI rooms. Shamrad has vast experience in design, supply and installation of security systems, integrated with command and control solutions, CCTV, access control and intruder detection. Shamrad provides video solutions together with high-speed networks and wireless links, allowing hundreds of camera channels to be viewed in one or many control centers. Shamrad installs IP and analog cameras in various configurations such as Bullet, Dome, PTZ, Box, and Thermal. Shamrad offers customers complete solutions for communications and telephony infrastructure, both in the fields of passive and active equipment. Amongst the services offered are the installation and maintenance of networks (local and wireless) and specific dedicated communications rooms. Shamrad has, since its inception, a dedicated department offering a complete and professional solution, with a system wide view tailored to exactly meet their customers’ requirements.

Hashahar

Hashahar Telecom & Electricity Ltd., an Israeli privately held company established in 2018, is a leading provider of telecommunications infrastructure and electrical services. The company specializes in the planning, deployment, and installation of fiber optics, structured cabling (CAT 6/7), coaxial and telephony systems for both enterprise and residential sectors, including intercity infrastructure and public sector projects. Hashahar delivers end-to-end project execution through in-house engineering, dedicated project managers, and stringent safety and data security protocols. Its clients include Bezeq, HOT, Cellcom, YES, Israel Railways, and multiple government bodies. With VPN-enabled IT infrastructure, automated triple-backup systems, and Priority ERP for operational oversight, the company maintains a high standard of execution in complex fiber deployment and communication infrastructure projects.

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2024	2023
Matrix and its subsidiaries	$294,282	$285,596
Sapiens and its subsidiaries	396,919	401,699
Magic Software and its subsidiaries	172,515	166,065
Michpal and its subsidiaries	70,636	44,108
ZAP Group and its subsidiaries	32,009	32,186
Other consolidated subsidiaries	8,719	6,927
	$975,080	$936,581

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

c)	Reporting on operating segments:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assesses its performance. The CODM has been identified as Formula’s CEO. The CODM assesses the performance of the Group based on each of the Group’s directly held subsidiaries and company accounted for at equity operating income (or loss). Headquarters and finance expenses of Formula are allocated proportionally among the Investees.

	Matrix	Sapiens	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total
Year ended December 31, 2024:
Revenues from external customers	$1,500,863	$542,380	$549,992	$42,960	$38,068	$170,315	$(87,067)	$2,757,511
Inter-segment revenues	7,597	-	2,528	21	-	102	(10,248)	-
Total revenues	$1,508,460	$542,380	$552,520	$42,981	$38,068	$170,417	$(97,315)	$2,757,511
Depreciation and amortization	$50,496	$25,823	$20,763	$6,843	$9,224	$8,240	$(5,894)	$115,495
Segment operating income	$121,665	$87,189	$61,237	$8,723	$(4,939)	$11,449	$(6,490)	$278,834
Unallocated corporate expenses								(8,313)
Total operating income								$270,521
Financial expenses, net								(22,143)
Group’s share of profits of companies accounted for at equity, net								2,077
Taxes on income								(56,665)
Net income								$193,790

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

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

NOTE 25:- OPERATING SEGMENTS (Cont.)

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- SUBSEQUENT EVENTS

1.	On 4 February 2025, Matrix completed the acquisition of 70% of the share capital of Gav Systems Ltd. (“Gav Systems”) and Gav Expert Ltd. (“Gav Expert”) for a total consideration of approximately NIS 45,500 thousand (approximately $12,476). Pursuant to the agreement, Matrix and the seller hold mutual options for the sale and purchase of the seller’s remaining shares in Gav Systems and Gav Expert. Gav Systems and Gav Expert provide outsourcing services, primarily in the form of computing and software personnel. Matrix is expected to consolidate the operating results of Gav Systems and Gav Expert in its financial statements as of the beginning of the first quarter of 2025.

2.	On March 10 , 2025, Matrix and Magic entered into a Memorandum of Understanding (MOU) for the purpose of negotiating a definitive agreement regarding a merger, under which Matrix will acquire the entire share capital of Magic on a fully diluted basis, by way of a reverse triangular merger, upon completion of which Magic will become a private wholly-owned (100%) subsidiary of Matrix (the “Merger”). Ordinary shares of Matrix will continue to be traded exclusively on the Tel-Aviv Stock Exchange Ltd. (the “TASE”). Magic’s ordinary shares are expected to be delisted from trading on the TASE and NASDAQ. The MOU is intended to set out the main agreements reached between Matrix and Magic, their respective audit committees and board of directors, including their agreement on the Merger consideration. The MOU is not legally binding, except for the provisions of Disclosure, Governing Law and Jurisdiction and Binding Effect.

Magic’s shareholders will receive merger consideration in Matrix shares, based on the relative valuations of both companies presented by the their committees’ financial advisors and the derived exchange ratio derived of 31.125%/68.875% (Magic and Matrix, respectively), such that immediately following the Merger, Magic’s shareholders will hold 31.125% of the issued and outstanding share capital of Matrix, and the shareholders who held Matrix’s shares prior to the Merger will hold 68.875%, both on a fully diluted basis (the “Consideration Shares” or the “Merger Consideration”). The companies may distribute dividends in accordance with the provisions of their respective distribution policies as in effect on the date of the MOU (and in any event, up to 75% of their respective net profits attributable to shareholders), for the year 2024 and for the first and second quarters of 2025, without it affecting the agreed relative valuation ratio of 31.125%/68.875%. The Merger is expected to be accounted for in Matrix’s financial statements using the pooling of interest method, whereby the company’s assets and liabilities will be recorded at their book value. Accordingly, no original goodwill will be recognized upon acquisition, and consequently, no subsequent amortization of original goodwill will be recorded.

The consummation of the Merger will be subject to conditions to be determined in the definitive agreement, including: (1) obtaining each of the companies’ shareholders’ general meeting approval to the Merger, by a special majority of the minority shareholders as required under Israeli law; (2) obtaining all regulatory approvals required for the consummation of the Merger; (3) obtaining third party approvals to the Merger, as will be specified in the definitive agreement; (4) obtaining a pre-ruling from the Israeli Tax Authority in connection with the Merger and to postpone the tax liability of shareholders; and (5) completing the reporting and disclosure documents required to be published by the Companies under applicable law for the Merger’s execution and the issuance of the Consideration Shares.

3.	During the first quarter of 2025, Sapiens completed the acquisition of 100% of the share capital of a Canadian company which focuses on life insurance industry, for a total cash consideration of $6,485. In addition, Sapiens completed the acquisition of 60% of the share capital of a Spanish company which focuses on life insurance industry in Europe and Latin America, for a total cash consideration of $10,884.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- SUBSEQUENT EVENTS (Cont.)

4.	On March 11, 2025, based on the results of the Fourth quarter ending December 31, 2024, Matrix’s board of directors approved the distribution of a cash dividend of NIS 0.82 per common share (approximately $0.22 per common share) for a total amount of approximately NIS 52,088 thousand (approximately $14,282) . The total cash dividend distribution will be paid on April 8, 2025.

5.	On March 11, 2025, in accordance with its dividend distribution policy, Magic’s board of directors declared a semi-annual cash dividend of $0.327 per ordinary share for a total amount of approximately $16,055. The total cash dividend will be paid on May 7, 2025, which together with prior dividend distribution declared on November 18, 2024 and paid on January 8, 2025, amount to $27,642 million, reflecting approximately 75% of Magic’s distributable profits for the year 2024.

6.	On March 18, 2025, in accordance with its dividend distribution policy, TSG’s board of directors approved the distribution of a cash dividend for a total amount of approximately NIS 5,000 thousand (approximately $1,371). The total cash dividend will be paid on April 1, 2025.

7.	On March 20, 2025, in accordance with the Company’s dividend distribution policy , the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 3.45 per share (approximately $0.94 per share) and in an aggregate amount of approximately NIS 52,898 thousand (approximately $14,504). The total cash dividend will be paid on May 14, 2025.

8.	On March 25, 2025, in accordance with its dividend distribution policy, Sapiens’s board of directors approved the distribution of a cash dividend of $0.30 per common share for a total amount of approximately $16,766. In addition, Sapiens’ board of directors has approved the distribution of a special cash dividend of $0.36 per common share for a total amount of approximately $20,119. The aggregate cash dividend of $0.66 per common share, or $36,885, will be paid on April 16, 2025.

9.	On March 31, 2025, following the exercise of a put option, Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd., for a total consideration of NIS 28,200 thousand (approximately $7,732).

10.	On April 22, 2025 Sapiens announced the acquisition of Candela Labs, a leading intelligent automation company servicing blue-chip, APAC-based insurance clients. This strategic move aims to enhance Sapiens’ life product portfolio and expand its presence in the APAC region. The transaction is subject to customary closing conditions and expected to close during the second quarter of 2025. Candela offers an end-to-end insurance automation platform along with digital services and solutions. Candela has 23 customers, primarily in Singapore, Malaysia, Thailand, Hong Kong and South Africa. The Candela team of over 100 employees is mainly in Bangalore, India. Candela is currently part of Azentio, a Singapore-based company. The acquisition of Candela is structured as a cash transaction. Candela non-GAAP full year 2024 revenues were approximately $8,000 . Sapiens will pay an aggregate cash consideration of $22,000. The acquisition will be accretive to profit starting from the fourth quarter of 2025. The transaction is expected to be completed during the second quarter of 2025. Upon completion, Candela will become wholly owned by Sapiens.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- SUBSEQUENT EVENTS (Cont.)

11.	On April 28, 2025, Sapiens announced that it had entered into definitive agreements to acquire AdvantageGo, a leading provider of commercial insurance software solutions specializing in underwriting workbench capabilities for both the London market and global commercial markets. The transaction is expected to close during the second quarter of 2025, at which point AdvantageGo will become a wholly owned subsidiary of Sapiens. The acquisition is structured as a cash transaction, based on an enterprise value of £43,000 (approximately $55,900).

12.

In April 2025, Magic completed a transaction to acquire additional ordinary shares of its subsidiary CommIT Technology Solutions Ltd. (“CommIT”). Pursuant to the transaction, Magic’s ownership interest in CommIT increased from 68.15% to approximately 79.32% on a fully diluted basis. The aggregate cash consideration paid to the selling shareholders amounted to approximately NIS 50,400 thousand (approximately $13,820). Following the transaction, CommIT remains a consolidated subsidiary of Magic. The transaction will be accounted for as an equity transaction with non-controlling interests in accordance with IFRS 10, and no gain or loss will be recognized in profit or loss.

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sapiens International Corporation N.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

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

Revenue recognition

Description of the Matter

As described in Note 2.n to the consolidated financial statements, the Company generates revenues from some long-term contracts that involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements. These contracts constitute single performance obligations that are satisfied over time. The Company recognizes revenue from such contracts using the percentage of completion accounting method, which is based on a ratio between actual costs incurred compared to the total estimated costs for the contract.

Auditing the recognition of the Company’s long-term contracts revenue was especially subjective and complex due to the significant estimation required by management to determine the total estimated costs for those contracts, particularly the projected labor costs to complete a contract. Determining the projected labor costs requires understanding the contract specific circumstances, including the specific terms and conditions of each contract, changes to the contract schedule, and complexity of the contract. Changes in the estimate of projected labor costs can have a material effect on the timing of revenue recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s long-term contracts revenue process. For example, for a sample of contracts, we tested controls over management’s review of the initial estimate of total projected labor costs to complete a contract, as well as the ongoing evaluation of those estimates. We also tested internal controls over the completeness and accuracy of the underlying data used by management.

Our audit procedures included, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in management’s estimate. For a sample of contracts, we tested the Company’s historical ability to accurately estimate management’s total projected labor costs by comparing the estimated labor costs period over period. We inspected a sample of contracts to understand the specific terms and conditions and the remaining obligations in the contract. We also met with various executives throughout the organization, including divisional managers, to obtain an understanding of project status and other factors considered in developing the estimate of remaining labor costs including project challenges, completed milestones, customer change orders and delays.

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

We have served as the Company’s auditor since 1994.

Tel-Aviv, Israel

March 27, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sapiens International Corporation N.V.

Opinion on Internal Control over Financial Reporting

We have audited Sapiens International Corporation N.V.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sapiens International Corporation N.V. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

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
A Member of EY Global

Tel-Aviv, Israel

March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2023, and the related statements of profit or loss, comprehensive income, changes in equity, and cash flows and for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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