Form 20-F
period 2025-12-31
FORMULA SYSTEMS (1985) LTD
filed 2026-05-13
CIK 1045986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the registrant had 15,332,667 outstanding ordinary shares, NIS 1 par value, of which 120,289 were represented by American Depositary Shares.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive - based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

i

INTRODUCTION

Overview

The registrant filing this annual report on Form 20-F is Formula Systems (1985) Ltd., an Israeli company, whose ordinary shares are listed and traded on the Tel Aviv Stock Exchange and American Depositary Shares, each representing one ordinary share, are listed and traded on the Nasdaq Global Select Market. Formula’s operations are conducted by way of its subsidiaries and affiliate company.

Unless the context requires otherwise, all references in this annual report to:

●	“Formula” refer to Formula Systems (1985) Ltd. alone;

●	“we,” “our,” “ours,” “our company,” “the Company,” “our Group,” and “us” refer to Formula, together with its subsidiaries and its affiliate company, unless otherwise indicated.

As of the date of this annual report, the entities serving as Formula’s subsidiaries and affiliate company, as well as those entities in which Formula holds a minority interest, consist of the following:

Subsidiaries:

●	Matrix IT Ltd. (together with its subsidiaries, collectively, “Matrix”);

●	Michpal Technologies Ltd. (formerly Michpal Micro Computers (1983) Ltd.) (together with its subsidiaries, collectively, “Michpal”);

●	InSync Staffing Solutions, Inc. (together with its subsidiaries, collectively, “InSync”);

●	Ofek Aerial Photography Ltd. (“Ofek Aerial Photography”);

●	Zap Group Ltd. (together with its subsidiaries, collectively, “Zap Group”);

●	Shamrad Electronics (1977) Ltd. (“Shamrad”);

●	Hashahar Telecom and Electricity Ltd. (“Hashahar Telecom”); and

●	Formula Infrastructure Ltd (together with its subsidiaries, collectively, “Formula Infrastructure”).

Affiliate Company:

●	TSG Advanced IT Systems, Ltd. (“TSG Systems”), in which Formula holds a 42.71% share interest.

Minority Interest Held- Company:

●	SI Swan UK Topco Limited (“SI Swan”), in which Formula holds an approximate 18.68% ownership stake and which serves as the ultimate parent company of Formula’s former subsidiary, Sapiens International Corporation N.V., a Cayman Islands exempted company (“Sapiens”)

Important Updates Re: Subsidiaries Reflected in this Annual Report

Disposition of Sapiens During 2025

On December 17, 2025, Sapiens, a subsidiary of Formula at that time, completed the transactions pursuant to the definitive agreement that it had entered into in August 2025 with Advent, a leading global private equity investor, whereby Sapiens was acquired by Advent for cash. Existing shareholders of Sapiens, who approved the transactions at an extraordinary general meeting of shareholders held on November 19, 2025 (other than Formula, which received the consideration described below), received $43.50 per common share held by them in the transactions. Under the terms of the agreement, in lieu of receiving cash consideration, Formula (through a series of transactional steps) retained an indirect 18.68% minority ownership interest in Sapiens, which is held through SI Swan. As a result of the transaction, Sapiens is no longer a subsidiary of Formula (as it is not deemed to be controlled by Formula), and, consequently, the results of Sapiens for each of the years ended December 31, 2025, 2024 and 2023 presented as discontinued operations in the consolidated statements of profit or loss of the Company for those years contained in this annual report. Instead, in accordance with International Financial Reporting Standard 5, the results of Sapiens are presented separately under a single line-item, as discontinued operations for each of those years.

Merger of Matrix and Magic Software Post- 2025

On February 24, 2026, Matrix and Magic Software Enterprises Ltd., an Israeli company (together with its subsidiaries, “Magic Software”), both then controlled by Formula Systems, completed a reverse triangular merger involving their companies in an all-stock transaction. Under the terms of the merger agreement, Matrix issued ordinary shares to the shareholders of Magic Software such that, immediately following the closing of the transaction, former shareholders of Magic Software held 31.125% of Matrix’s outstanding shares on a fully diluted basis, and shareholders who held Matrix ordinary shares immediately prior to the closing of the transaction, held 68.875% of Matrix’s outstanding shares on a fully diluted basis. Magic Software merged with a newly-formed, wholly-owned subsidiary of Matrix and survived that merger as a wholly-owned subsidiary of Matrix.

The merger constituted a business combination of entities under common control. Matrix accounted for the transaction using the pooling of interests method, in accordance with its accounting policy for such transactions developed pursuant to IAS 8, which reflects the historical carrying values of the combining entities.

The accounting treatment described above will be reflected in Matrix’s consolidated financial statements commencing for the year ended December 31, 2026. As the merger was completed subsequent to December 31, 2025, it had no impact on the Company’s consolidated financial statements for the periods presented in this annual report.

Under the accounting method for the Matrix-Magic Software merger:

●	the assets and liabilities of Magic Software were recognized at their historical carrying amounts;

●	no goodwill or step-up to fair value was recorded; and

●	the consolidated financial statements have been presented as if Matrix and Magic Software had been combined for all periods presented.

The consolidated statements of profit or loss and related financial information for the years ended December 31, 2025, 2024 and 2023 included in this annual report reflect the results of both Matrix and Magic Software, as both entities were under the common control of Formula during those periods. The application of the pooling of interests method affects the basis of accounting for the merger, including the use of historical carrying values and the absence of goodwill, but does not affect the scope of consolidation for the periods presented.

Where relevant, references in this annual report to Matrix or Magic Software reflect the combined operations of the merged entities following the transaction, unless the context requires otherwise.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on December 31. Our audited consolidated financial statements as of December 31, 2025 and 2024, and for the three years ended December 31, 2025, 2024 and 2023, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. None of our financial statements was prepared in accordance with accounting principles generally accepted in the United States of America.

Our financial information is presented in U.S. dollars.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

 Unless the context requires otherwise, all references in this annual report to:

●	“ADSs” refer to our American Depositary Shares, each of which represents one ordinary share, par value NIS 1 per share, of our company;

●	“Code” refer to the U.S. Internal Revenue Code of 1986, as amended;

●	“Companies Law” refer to the Israeli Companies Law, 5759-1999;

●	“dollars” or “$” are to U.S. dollars;

●	“GBP” are to British Pounds;

●	“IASB” refer to the International Accounting Standards Board.

●	“IFRS” refer to International Financial Reporting Standards, as issued by the IASB; and

●	“Israeli CPI” refer to the Israeli consumer price index;

●	“Nasdaq” refer to the Nasdaq Stock Market, on which the ADSs are listed for trading;

●	“NIS” are to New Israeli Shekels;

●	“ordinary shares” refer to our ordinary share, par value NIS 1 per share, and include ordinary shares that are represented by ADSs;

●	“SEC” refer to the U.S. Securities and Exchange Commission; and

●	“TASE” refer to the Tel Aviv Stock Exchange, on which the ordinary shares are listed for trading.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate”, “may”, “will” and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	the global macroeconomic environment, including headwinds caused by lingering inflationary conditions and relatively high interest rates, which could adversely impact the budgets of our customers and potential customers for capital expenditures, and consequently, our revenues, profitability, and cash flows;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment;

●	risks related to industries, such as healthcare, defense and telecom, in which certain of our clients operate;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, geopolitical developments, tariffs and other barriers to cross-border sales, and fluctuations in currency exchange rates, which could adversely affect our results of operations; and

●	risks related to our and our subsidiaries’ principal location in Israel.

While we believe our forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or any of the above-described risks or uncertainties materialize in an adverse manner, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in “Item 3. Key Information— D. Risk Factors”, which are summarized below under the heading “Risk Factors Summary”, as well as cautionary statements appearing elsewhere in this annual report, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

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

v

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, results of operations, and financial condition, all of which are more fully described in “Item 3. Key Information— D. Risk Factors” below. This summary should be read in conjunction with the other information discussed in Item 3.D and should not be relied upon as an exhaustive summary of the material risks facing our business. Please carefully consider all of the information discussed in Item 3.D. and elsewhere in this annual report for a more thorough description of these and other risks.

Summary of Risks Related to Our Business, Our Industry and Our Financial Condition

●	The implementation of our M&A growth strategy involves significant risks, and the failure to integrate acquired companies successfully may adversely affect our future results.

●	If we do not successfully develop and deploy new technologies to address the updated needs of our customers, our business and results of operations could suffer.

●	Our product development and sales cycles are often lengthy, and we may incur significant expenses before we generate revenues, if any, from our solutions.

●	Macroeconomic conditions reflecting lingering inflation, relatively high interest rates and increased tariffs may adversely impact the budgets of our customers and potential customers for capital expenditures, and, therefore, exert downward pressure on our revenues, financial position, and cash flows.

●	We may be unable to successfully develop and deploy new technologies to address the updated needs of our customers.

●	Retention of key talent is challenging in the current labor markets in the regions in which we operate.

●	Failure to manage our growth— both organic and non-organic— could harm our business.

●	The market for software solutions and related services is highly competitive and dynamic, and we may be unable to adapt rapidly enough to changing market conditions and to compete successfully with existing or new competitors.

●	If we fail to successfully plan and manage changes in the size of our operations in response to changes in demand for our products and services, our business will suffer.

●	If our relationships with our existing customers, including largest customers, are impaired, our revenue could be negatively affected.

●	We are in part dependent on a limited number of core product families.

●	Our business sometimes involves long-term, large, complex implementation projects across the globe, which are accompanied by various risks.

●	Breaches or significant disruptions of our information technology systems have occurred and may occur again in the future.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	Errors or defects in our software solutions could inevitably arise.

●	Incorrect or improper use of our products could result in customer dissatisfaction.

●	We are subject to risks that are characteristic of the insurance market, including catastrophes, potential capital markets crashes, and consolidation.

●	Intangible assets and goodwill recorded on our consolidated statements of financial position may lead to significant impairment charges in the future.

●	There may be consolidation in the markets in which we operate, which could reduce the use of our products and services.

●	Our and our investees’ credit facility agreements and debentures are subject to a number of restrictive covenants.

●	Our use of AI in our business subjects us to accompanying risks.

Summary of Risks Related to Intellectual Property

●	Third parties may assert that we have infringed their intellectual property rights.

●	Our intellectual property rights and our source code may be insufficiently protected.

●	The loss of third-party technology and intellectual property could limit the functionality of our products.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require our release of source code.

Summary of Risks Related to Our International Operations

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our business.

●	Our expanding international operations are accompanied by costs, operational risks and required regulatory compliance in many jurisdictions.

Summary of Risks Related to an Investment in Our Traded Securities and to Our Consolidated Holdings

●	There is limited trading volume for our ADSs and ordinary shares, which reduces liquidity and increases volatility.

●	Our securities are traded on more than one market, which may result in price variations.

●	Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Risks Related to Operations in Israel

●	Recent wars and hostilities between Israel and its allies, on the one hand, and Iran and its sponsored terrorist groups Hezbollah in Lebanon and Hamas in Gaza, and, intermittently, the Houthis in Yemen, on the other hand, may adversely affect our operations.

●	A reduction of government spending in Israel on IT services, from which some of our revenues are derived, may reduce our revenues and profitability.

●	Tax benefits available to certain of our Israeli subsidiaries and our Israeli affiliate require us to continue to meet various conditions and may be terminated or reduced in the future.

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

In April 2025, our then directly-held subsidiary Magic Software (which as of February 24, 2026 is an indirect subsidiary of ours that is wholly-held by our subsidiary Matrix) completed a transaction to acquire additional ordinary shares of its subsidiary Comm-IT Technology Solutions Ltd. for approximately NIS 50.2 million (approximately $13.8 million), increasing its holdings (on a fully diluted basis) from 68.15% to approximately 79.32%.

In March 2025, Magic Software completed the acquisition of all issued and outstanding shares of Expim Ltd, an Israel-based provider of managed cloud services, network connectivity, cybersecurity solutions and IT infrastructure support for total consideration (including a conditional additional payment to be paid in 2029, subject to the achievement of certain financial operational goals) of approximately NIS 18.2 million (approximately $5.0 million).

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

In December 2025, Comm-IT Software Ltd and 9540 Y.G. Soft I.T Ltd., both subsidiaries of Magic Software, acquired in the aggregate 75% of the outstanding share capital of Savanna Solutions Ltd., or Savanna. Savanna is an offshore technology services provider specializing in software development, IT consulting and engineering services, including application development, cloud-based solutions and support for digital transformation initiatives for a total purchase price consideration amounted to NIS 5.25 million (approximately $1.6 million), consisting of a base purchase price of NIS 3.75 million (approximately $1.1 million) and a contingent consideration estimated as of the acquisition date at of NIS 1.5 million (approximately $0.5 million). The additional consideration was contingent upon Savanna reaching certain operational targets in 2025, 2026 and 2027.

In February 2025, Matrix completed the acquisition of 70% of the outstanding share capital of Gav Systems Ltd. and Gav Expert Ltd., providers of outsourcing services, primarily in the form of computing and software personnel, for total consideration of approximately NIS 45.5 million (approximately $12.5 million). Additionally, a dividend was paid to the sellers in respect of accumulated profits up to December 31, 2023, in a total amount of NIS 29 million (approximately $8.1 million).

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

In November 2025, our subsidiary Michpal completed the acquisition of 60% of the shares of Linkach Ltd., which develops and markets a secure cloud platform for recruiting candidates through online communities and diverse digital channels, in exchange for approximately NIS 1.125 million (approximately $0.3 million) in cash, with a conditional additional payment to be paid in 2029, subject to the achievement of certain goals. Also in November 2025, Michpal entered into an agreement to acquire 60% of the share capital of JTG Human Resources Consulting Ltd., which together with its subsidiaries constitutes the Zviran Group, which is engaged in providing compensation consulting and salary data services, pension consulting and employee benefits advisory services, as well as human resources processes, and provides services to a wide range of clients in both the public and private sectors, including government ministries, local authorities, and public and private companies, for cash consideration of NIS 48 million (approximately $14.9 million), of which NIS 9.0 million (approximately $2.7 million), as well as additional NIS 8.4 million (approximately $2.6 million), are contingent on the results of the Zviran Group’s operations in the years 2026-2028. The acquisition was concluded on April 1, 2026, upon the fulfillment of all closing conditions including the receipt of regulatory approvals.

During the third quarter of 2025, Michpal completed a share exchange transaction, whereby all of its interests in Effective Solutions Ltd., which specializes in consulting services, were transferred to a minority shareholder of that company, and all shares of Kol Tax Ltd. (which is engaged in the training of payroll accountants and bookkeepers, and offers professional courses, seminars and continuing education programs in the fields of accounting, payroll and tax consulting, as well as provides outsourced pension administration and payroll services to companies and organizations) that were owned by Effective Solutions and that constituted 65% of the issued and outstanding capital of Kol Tax Ltd., were transferred to Michpal, in a transaction in which Michpal was deemed to pay approximately NIS 4.4 million (or approximately $1.3 million).

In July 2025, Michpal completed the acquisition of 70% of the shares of Mishmarot Technologies Ltd., or Mishmarot, which develops and markets an advanced technological solution for automated work schedules based on artificial intelligence, for a purchase price of approximately NIS 19.5 million in cash (approximately $5.8 million), subject to working capital adjustments, and also undertook an additional conditional payment (amounting to approximately NIS 2.1 million (or $0.6 million) as of December 31, 2025) to be paid to sellers in 2027, subject to the achievement of the goals set in relation to the results of Mishmarot’s activity in 2026.

In March 2025, Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd for total consideration of NIS 28.2 million (approximately $7.7 million).

In December 2024, Michpal acquired 70% of the outstanding share capital of Paperless Ltd., the developer of the cloud-based Paperless platform for digital and online paperless accounting management for finance professionals, accountants, and tax advisors, for total consideration of approximately NIS 8.5 million (approximately $2.3 million) and also undertook an additional conditional payment (amounting to approximately NIS 24.0 million (or $7.5 million, of which approximately $0.3 million was paid to the seller during 2025) to be paid to the seller in 2027, subject to the achievement of the goals set in relation to the results of Paperless in 2026.

In October 2024, Michpal acquired 60% of the outstanding share capital of Y-IT Ltd., an Israeli based company that develops and markets a software platform for managing and optimizing transportation operations and vehicle fleets in the Israeli transportation industry, for total consideration of approximately NIS 88.9 million (approximately $23.6 million) including additional contingent consideration.

In July 2024, Michpal acquired 60% of the outstanding share capital of Meida Computers Software Solutions (G.D) Ltd., the developer and marketer of advanced solutions for recruitment and human resources management processes, for total consideration of approximately NIS 47 million (approximately $12.49 million) and additional contingent consideration.

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

In November 2025, our affiliate TSG Systems acquired all of the shares of A.S.D. Property Management (1993) Ltd., which is engaged in the provision of municipal surveys and surveying services for municipal taxation and property management purposes, for approximately NIS 42.7 million (approximately $12.9 million).

In July 2025, TSG Systems acquired 70% of the issued and outstanding share capital of PSI Instrumentation and Process Control Ltd., a company engaged in the field of instrumentation and control, characterization of process systems, planning and execution of various systems, for total consideration of NIS 5.2 million (approximately $1.5 million).

In December 2024, TSG Systems acquired all of the share capital of Elite Project Management Ltd., the parent company of a subsidiary that manages complex technological projects and the engineering of operational systems for companies and security entities in Israel, for a total of NIS 29.6 million.

In February 2026, Formula Infrastructure completed the acquisition of 73% of the issued and outstanding share capital of M.L.B.S. Technologies Ltd, an Israel-based, provider of infrastructure services specializing in subsurface utility projects for telecommunications, transportation and municipal sectors, for total consideration of approximately NIS 53.0 million (approximately $17.1 million). Also in February 2026, Formula Infrastructure completed the acquisition of 70% of the issued and outstanding share capital of David Barhom Engineers & Consultants Ltd, an Israeli-based engineering and consulting firm specializing in the planning and design of electrical, communications and control systems for infrastructure projects, for total consideration of approximately NIS 42 million (approximately $13.6 million).

In October 2025, Formula Infrastructure, completed the acquisition of 60% of the issued and outstanding share capital of Advance Engineering Ltd, an Israel-based provider of multi-disciplinary quality management (QA/QC), field Inspection, and design management services in wide range of construction projects, which include civil, infrastructures, electrical and mechanical process disciplines for a total consideration of approximately NIS 20.1 million (approximately $6.2 million) including an additional conditional payment, amounting to approximately NIS 2.2 million (or $0.7 million) to be paid to the seller in 2026, subject to the achievement of the goals set in relation to the results of Advance’s activity in 2026.

All such past or prospective acquisitions or business combinations are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions and services to our offerings, all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense, and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating these acquired entities and other former acquisitions include:

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

Introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business, financial condition, and results of operations. We may experience difficulties with software development, design, or marketing that delay or prevent our development, introduction, or implementation of new solutions, features, or capabilities. We have in the past from time to time experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new solutions, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by customers brought against us, any of which could harm our business. Moreover, the design and development of new solutions or new features and capabilities to our existing solutions may require substantial investment, and we have no assurance that such investments will be successful. If customers do not widely adopt our new solutions, experiences, features, and capabilities, we may not be able to realize a return on our investment and our business, financial condition, and results of operations may be adversely affected.

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

Because certain of our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. We may not have, in the future, sufficient funds or other resources to make the required investments in product development. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity that may be involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputation and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

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

Macro-economic factors, including lingering inflation, elevated interest rates, fluctuations in foreign currency exchange rates and increased tariffs may adversely affect our revenues, profitability and cash flows.

A substantial portion of our operations is conducted in Israel, and a majority of our revenues are derived from our activities in Israel. As a result, our business is particularly sensitive to economic conditions, political developments and geopolitical risks affecting Israel. An economic slowdown, recession, or heightened economic or political uncertainty in Israel, including as a result of inflationary pressures or increases in interest rates, could adversely affect overall economic activity and, in turn, demand for our services and solutions. Adverse economic conditions in Israel may lead our customers to reduce or delay spending, including cutbacks in IT procurement budgets and technology investments. This may result in, among other things, delays or cancellations of projects, reductions in workforce, increased competition for skilled employees (including hiring of our personnel by our customers), pricing pressure, reduced demand for software and hardware products, and other cost-reduction measures by our customers, any of which could adversely affect our revenues and profitability.

In addition, a deterioration in the geopolitical environment or in Israel’s international standing could adversely affect our relationships with business partners, including global technology vendors, and may result in reduced willingness of such partners to conduct business in Israel or with Israeli companies, including us.

Furthermore, adverse economic conditions may impair the ability of some of our customers to meet their payment obligations, which could lead to increased credit risk, higher levels of bad debt and negatively impact our cash flows.

More broadly, our business depends, in part, on the economic condition of our current and prospective customers and on global economic conditions. Adverse macro-economic factors, including inflation and elevated interest rates, have in recent periods negatively affected the capital spending and investment priorities of our customers, which may reduce demand for our products and services. Higher interest rates may also constrain access to financing and increase the cost of capital for our customers, thereby adversely affecting their ability to purchase our offerings. Although inflation and interest rates have moderated from prior peak levels, they remain elevated relative to historical norms, and any continued or renewed increases could further adversely affect our results of operations. These factors have in the past, and may in the future, delay or lengthen sales cycles, reduce the pace of customer decision-making, and adversely affect the growth of our international operations. They may also lead to extended payment cycles and increased risk of customer defaults. In addition, fluctuations in foreign currency exchange rates have adversely affected, and may continue to adversely affect, our financial results. For example, in 2022, the weakening of certain European currencies against the U.S. dollar adversely impacted our results. Similarly, depreciation of the New Israeli Shekel against the U.S. dollar has adversely affected our revenues and results of operations, as measured in U.S. dollars, including in 2023 compared to 2022, and may do so again in the future. For additional information, see “Risks Relating to our International Operations—Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have in the recent past adversely affected, and could once again adversely affect, our business”.

In addition to exerting the foregoing impact, macro-economic factors may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity could negatively impact customer discretionary spending on software solutions and services, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts and our ability to enter into new markets and to acquire new customers may be impeded, in part due to the lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

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

Our revenue and profitability depend on sustained demand for our services and solutions with favorable margins, which may be adversely affected by numerous factors, many of which are beyond our control. As described above, adverse global economic and political conditions have affected, and may continue to affect, client demand. In addition, our success depends on our ability to develop and implement services and software solutions that anticipate and respond to rapid and continuing technological change. Technological developments may also materially affect the cost and use of technology by our clients and may alter the manner in which we generate revenue, particularly with respect to cloud-based and as-a-service models. Certain technological advancements have reduced or replaced demand for some of our historical services and may continue to do so. These developments may cause clients to delay or reduce spending under existing engagements or defer entering into new contracts while evaluating emerging technologies, which could adversely affect our results of operations.

The markets in which we operate are characterized by significant and accelerating technological developments, particularly in artificial intelligence (AI), which has evolved rapidly in recent periods. While the adoption of AI technologies may create opportunities to enhance our offerings and increase demand, it also presents significant risks. There is a risk that we may not be able to keep pace with these technological developments, which could impair our competitive position and result in loss of clients or revenues. In addition, increased adoption of AI tools by our clients may reduce demand for certain of our traditional services, particularly professional services related to software development and testing. The increased use of AI technologies also raises regulatory, legal and ethical challenges, including requirements relating to transparency, data privacy and information security. Changes in applicable laws and regulations may require us to incur additional costs to achieve compliance or may limit the use of certain technologies. In addition, reliance on AI systems in our operations or in the services we provide may expose us to risks arising from errors in algorithms, biases in data, system failures, or cybersecurity vulnerabilities. Such risks could result in inaccurate outputs, operational disruptions, harm to our reputation, financial losses, or potential legal claims. Furthermore, errors or failures in AI systems, whether during development, implementation or operation, may adversely affect the reliability of our services and could expose both us and our clients to operational, financial or legal risks. Any such failures could negatively impact our relationships with clients and third parties that rely on our solutions. Although we invest resources in monitoring technological developments, including AI, and in developing processes to manage associated technological and regulatory risks, there can be no assurance that these measures will be effective. If we fail to adequately respond to technological developments or to manage the risks associated with AI and other emerging technologies, our business, results of operations, financial condition, reputation and competitive position could be adversely affected. We operate in a highly competitive and rapidly evolving environment, including from new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less competitive or less differentiated. In addition, consolidation among our clients may reduce demand for our services if merged entities rely on other providers.

Investment in highly skilled research and development, product implementation, customer support and other personnel is a critical factor in our ability to develop and enhance our solutions and support our customers, but that personnel may nevertheless be hard to retain and an increase in that investment may furthermore reduce our profitability.

As a provider of proprietary software solutions that rely upon technological advancements, we rely heavily on our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, as well as software programmers and communications engineers, and product implementation experts. Because our software solutions may in some parts be highly complex and often may be used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals to provide ongoing support to our customers. Skilled technology professionals are often in high demand and short supply.

Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled technology professionals is particularly intense (mainly in Israel and in North America). While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity over the last few years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— accompanied this strong competition, and high-tech companies such as ours that are based in Israel and these other jurisdictions have recently faced a shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

In addition, changes in demand for technology-related human capital, including as a result of the increasing adoption of artificial intelligence (AI) and the automation of software development and IT operations processes, may affect the mix of skills required within our workforce. In particular, demand is shifting toward advanced skill sets in areas such as AI, cloud computing and cybersecurity, which may be in limited supply. As a result, we may face challenges in recruiting, training and retaining personnel with the necessary expertise, which could adversely affect our ability to deliver services and execute on our growth strategy.

At the same time, increased adoption of AI and automation by our customers may reduce demand for certain traditional services, particularly those involving professional personnel for software development and testing. These trends may require us to invest in re-skilling our workforce and adapting our service offerings, which may increase our operating costs and negatively affect our margins if we are unable to offset such costs through increased demand for new services. Furthermore, increases in the cost of living, particularly in markets where we operate, may continue to result in upward pressure on wages. As a result, we may be required to incur higher compensation costs and make additional investments in recruitment, retention and workforce development initiatives, which could adversely affect our profitability.

In addition, our operations are subject to extensive and evolving labor and employment regulations, including changes in applicable laws, collective arrangements, court rulings and other regulatory requirements. Compliance with such changes may increase our operating costs and administrative burden, and could expose us to claims or disputes with employees. Any such developments could adversely affect our results of operations and financial condition.

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

Failure to manage our growth— both organic and non-organic— could effectively harm our business.

In recent years, we experienced, and expect to continue to experience in the future, growth in our operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert our management’s attention from ongoing business concerns. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

The market for software solutions and related services is highly competitive and dynamic, and we need to adapt quickly to trends in order to retain or grow our market share.

The market for software solutions and related services, in which we compete, is highly competitive and continuously evolving.

Our competitors include, with respect to Matrix and its subsidiary Magic Software:

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

With respect to Magic Software’s technology tools and developed software solutions and Michpal’s payroll and human resources software solutions and services, our competitors generally consist of:

●	global software providers with their own IP;

●	local/domestic software vendors with their own IP, operating in a designated geographic market and/or within a designated segment of the insurance, payroll and human capital industries;

●	internal IT departments, who often prefer to develop solutions in-house; and

●	new companies with niche solutions.

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

The markets in which we operate are increasingly shifting toward cloud-based solutions. Our ability to compete effectively depends on our ability to develop, deliver and support solutions that can be deployed in cloud environments. This transition requires significant and ongoing investment in technical, financial, legal, sales, information technology and operational resources. If we are unable to adapt our offerings at a pace consistent with customer adoption of cloud-based solutions, our competitive position and results of operations could be adversely affected.

Market acceptance of cloud-based solutions is influenced by a variety of factors, including concerns regarding security, data privacy, service availability and reliability, performance, scalability, integration capabilities, and the availability of tools and qualified service providers to support cloud migration. In addition, customer preferences, existing licensing models and regulatory requirements may affect the pace and extent of adoption. The continued shift of our customers toward cloud-based solutions presents both opportunities and risks. While it may enable us to expand our cloud-based offerings, it may also reduce demand for certain of our traditional products and services. In many cases, cloud-based solutions serve as substitutes for our legacy software products and related services, including perpetual license-based offerings. If the decrease in demand for our traditional offerings exceeds the growth in demand for our cloud-based solutions, our revenues and results of operations could be adversely affected. In addition, the gross margins associated with cloud-based solutions are generally lower than those associated with traditional solutions that they replace. As a result, even if revenues from cloud-based offerings increase, our overall profitability may be adversely affected due to margin compression.

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

We depend to an extent on repeat product and service revenues from our base of existing customers. For example, Michpal’s largest client accounted for 13.1% and 16.7% of its revenues in the years ended December 31, 2025 and 2024, respectively. Two of Magic Software’s largest clients accounted together for 13.3% and 13.2% of its revenues in the years ended December 31, 2025 and 2024, respectively, and five of Magic Software’s largest clients accounted for 22.5% and 23.0% of its revenues in the years ended December 31, 2025 and 2024, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have an adverse effect on our business, results of operations and financial condition. For example, in 2023, one of Magic Software’s largest revenue generating clients, without advance notice, and due to reasons unrelated to Magic Software’s services, suspended significant parts of its active time and material-based projects with Magic Software. Such services were later increased in the following years.

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

We, through our subsidiaries Michpal and Matrix (in the case of Matrix, to a great extent via its Magic Software subsidiary), derive a portion of our revenues and profits from sales of application and integration platforms and vertical software solutions and from related professional services, software maintenance and technical support. Our future growth depends in substantial part on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and related services would adversely affect our business, results of operations and financial condition.

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

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, scope, budget and costs associated with the implementation of their project. Due to the complexities described above, we may not meet those upfront estimates and/or the expectations of our customers, for various reasons, which may be attributed to either us or the customers. This could lead to a potential dispute with a client. We expect that we may have cancellations by our customers during the implementation phase. These terminations, if coupled with disputes with significant customers, whether or not due to failure on our part, could result in lost revenues, lower profit margins, legal claims against us and even the refund of the customers’ money and could harm our reputation, thereby adversely affecting our ability to attract new customers and to sell additional solutions and services to existing customers.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant component of our growth strategy is the expansion of our business through mergers and acquisitions, as well as strategic investments and partnerships, with a focus on growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio, while maintaining the quality of our services and product delivery. In recent years, we have completed numerous acquisitions, and we expect to continue to pursue such opportunities in the future.

Acquisitions and strategic investments are inherently risky and subject to many factors beyond our control. There can be no assurance that we will be able to identify or consummate suitable acquisition or investment opportunities, in Israel or internationally, on acceptable terms, or at all. In addition, we may compete for such opportunities with well-capitalized companies, including private equity funds and large professional services firms, which may have greater financial resources than we do. Increased competition for acquisition targets may result in higher acquisition prices or limit our ability to execute our growth strategy. Furthermore, the global trend of higher interest rates has increased the cost of financing acquisitions, which may reduce the attractiveness or feasibility of potential transactions. As a result, we may be required to allocate additional resources to complete acquisitions or may decide not to pursue certain opportunities. Even when acquisitions are completed, their integration is complex and may not be successful. Failure to effectively integrate acquired businesses may adversely affect our ability to realize expected benefits, including synergies, cost savings and growth opportunities, and may harm our results of operations. In particular, integration efforts may involve significant operational and organizational challenges, including the integration of business activities, information systems, personnel, corporate cultures, operational processes and sales and marketing functions.

Prior acquisitions have resulted in a range of outcomes, from successful expansion of our offerings to less favorable results. Even where acquired companies have established products or services, there can be no assurance that anticipated benefits will be realized or that due diligence will have identified all potential risks. If we acquire other businesses, we may face difficulties, including

●	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

●	Challenges in integrating financial reporting, forecasting, controls and procedures;

●	Potential delays or difficulties in completing projects associated with in-process research and development;

●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

●	Insufficient revenue to offset increased expenses associated with acquisitions; and

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

If we are unable to successfully execute our acquisition strategy or integrate acquired businesses in a timely and efficient manner, our ability to achieve our growth objectives may be adversely affected, and we may incur losses from unsuccessful acquisitions.

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

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Certain of our cloud-based solutions and services utilized by our clients furthermore collect and store such sensitive client information. Some of our clients’ agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

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

Personal privacy has become a significant issue in the United States, Europe, Israel and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, storage, transmission and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance may expose entities such as our company to significant fines or other regulatory claims. In the United States, our operations in various states, such as New York and California, are now subject to expanded privacy regulations. In California, we are subject to the California Consumer Privacy Act, a statute that went into effect on January 1, 2020 (as amended by the California Privacy Rights Act, or the CCPA, which entered into substantial effect on January 1, 2023). The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We may be further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits. Other states including Colorado, Texas, Virginia, Connecticut, Montana, Florida, Oregon, Delaware, Iowa, New Jersey, Nebraska, New Hampshire and Utah have also passed comprehensive data protection laws, none of which are identical. In addition, numerous states have pending data protection or issue-specific privacy laws. Furthermore, on December 27, 2024, the Department of Justice issued a Final Rule to implement the Executive Order (E.O.) 14117 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (or the Final Rule). This Final Rule came into effect on April 8, 2025, with certain affirmative due diligence, reporting, and auditing requirements taking effect as of October 6, 2025. The Justice Department established and implemented a new regulatory program to address the urgent and extraordinary national security threat posed by the continuing efforts of countries of concern to access and exploit Americans’ bulk sensitive personal data and certain U.S. Government-related data. This presents new risks for companies operating globally. We monitor our compliance with these national security directives to ensure that our offerings do not run afoul of these increasingly stringent data-localization and technology-transfer restrictions.

In Israel, where we and most of our subsidiaries have corporate headquarters and significant operations, we are subject to the Israeli Privacy Protection Law, 1981, or PPL, and its regulations, including but not limited the Israeli Privacy Protection Regulations (Data Security) 2017, referred to as the Security Regulations, as well as the guidelines of the Israeli Privacy Protection Authority, or PPA, which impose obligations with respect to the manner certain personal data is processed, maintained, transferred, disclosed, accessed, and secured. As a result, material changes to the PPL or Security Regulations may require us to adjust our data protection and data security practices. In particular, material amendments to the PPL, which we refer to collectively as Amendment 13, were approved by the Israeli Parliament in August 2024 and came into effect on August 14, 2025. Among other things, Amendment 13 expanded the authority of the PPA to investigate incidents where there is concern of privacy violation and to impose monetary sanctions which are considerably higher than those currently available under the PPL and its regulations. In addition, Amendment 13 introduced additional obligations that apply to parties that process personal data and therefore may require us to modify our data practices, and policies, require to appoint a mandatory position and incur substantial costs and expenses in order to adjust our privacy and data protection practices in Israel. Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023, or the EU Regulations, entered into effect also with respect to personal data pertaining to Israeli individuals.

On January 22, 2026, the Israeli government published the National Cyber Protection Law Draft Bill, 5786-2026. If enacted, this law would designate “digital service providers” and “SaaS providers” that meet certain thresholds as entities subject to binding cybersecurity standards, mandatory incident reporting, and direct supervision by the National Cyber Directorate. We are monitoring the progress of this legislation, as it would introduce significant new enforcement mechanisms, including administrative fines and potential criminal liability for non-compliance with emergency cyber directives.

In February 2026, the PPA published comprehensive new guidance regarding the “Consent Principle” and the use of personal data in AI systems. This guidance clarifies that informed consent must be granular and explicitly obtained for the use of personal data in both the training and operational phases of AI models. It also mandates increased transparency, including the disclosure of algorithmic logic where feasible and explicit notification when users interact with automated systems.

Therefore, significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices.

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

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, data theft and/or reputational damage from cyber-attacks, which may compromise our systems and result in unauthorized access to, disclosure, misuse, alteration or destruction of sensitive data, including financial, operational and proprietary information.

Cybersecurity threats have become more frequent and more sophisticated in recent years, including ransomware attacks, identity theft and other forms of cybercrime. In particular, advances in AI technologies may further increase these risks by enabling more targeted and effective cyber-attacks, including advanced phishing, deepfake-based impersonation, and automated intrusion techniques. In addition, companies operating in Israel have experienced elevated levels of cyber threats, and this trend may continue or intensify. Cyber incidents may disrupt our operations and the services we provide to our customers, including impairing the performance or availability of our systems, delaying or interrupting development projects, and adversely affecting our ability to deliver services. Any such disruption could also adversely affect our relationships with customers and may result in the loss of existing or potential business opportunities.

Any breach of our or our subsidiaries’ security measures, whether resulting from external attacks, insider actions, human error or failures in third-party systems, could expose us to risks of data loss or misuse. Such incidents may result in litigation, regulatory investigations, fines, contractual liabilities, or increased compliance costs, as well as damage to our reputation and loss of customer confidence. In addition, a significant cyber incident affecting our systems or those of our customers or third-party service providers could impair existing or future customer engagements and result in material financial losses.

We rely on third-party vendors, including providers of cloud services and other technology infrastructure, which increases our exposure to cybersecurity risks. A cyber incident affecting such third parties or their supply chains could disrupt our operations or compromise our data and systems. Although we and our subsidiaries invest significant resources in cybersecurity measures and continuously seek to enhance our protections, the techniques used to obtain unauthorized access are constantly evolving and may not be identified until after an incident has occurred. As cyber threats continue to increase in frequency, sophistication and severity, we may be required to devote additional resources to cybersecurity, which could increase our operating costs and adversely affect our results of operations. Despite these efforts, we cannot assure you that our security measures will be effective in preventing cyber incidents or mitigating their impact. Any failure to adequately protect our information systems or data could materially adversely affect our business, financial condition, results of operations and reputation.

We have put an emphasis on the development and use of AI in our business, which is accompanied by certain risks.

We use artificial intelligence, or AI, Generative AI, machine learning, and automated decision-making technologies (collectively referred to as AI Technologies) throughout our businesses, and are making significant investments in this area. We use AI Technologies to enhance our products and services and to add additional capabilities to our products. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of, or our investments in, such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if any of the following problems develops with the models underlying our AI Technologies, the performance of our products, services and business, as well as our reputation and potentially the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, or civil claims:

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

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance of products and services that incorporate AI Technologies is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

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

The significant amount of goodwill and identifiable intangible assets recorded on our consolidated statements of financial position may result in future impairment charges which could adversely affect our results of operations.

The amount of goodwill and identifiable intangible assets on our consolidated statements of financial position has increased significantly in recent years as a result of our acquisitions and may continue to increase in the future as we pursue additional acquisitions. As of December 31, 2025, we had $793.9 million of goodwill and identifiable intangible assets recorded on our consolidated statements of financial position. We are required to periodically assess goodwill and other intangible assets for impairment. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually, and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Other long-lived assets are tested for impairment when such indicators are present. The determination of whether an impairment has occurred involves significant management judgment, including assumptions regarding future revenues, operating margins, discount rates, market conditions and other factors. These assumptions are inherently uncertain and may be affected by changes in our business, market conditions or broader economic environment. Events or circumstances that could result in impairment include, among others, adverse changes in macroeconomic conditions, increased competition, loss of key customers, underperformance of acquired businesses, failure to achieve expected synergies, changes in technology or market demand (including shifts toward cloud-based or AI-driven solutions), or increases in interest rates affecting discount rates used in valuation models. If the carrying value of goodwill or other intangible assets exceeds their recoverable amount, we would be required to record an impairment charge, which could be material and could adversely affect our results of operations and financial condition.

Downturns or volatility in the capital markets may adversely affect our customers and the industries in which we operate, which could reduce demand for our services and negatively impact our revenues and growth.

Some of our customers, and, in particular, those of Matrix, Magic Software and Michpal, are active participants in the capital markets or are otherwise affected by capital market conditions. Adverse developments in the capital markets, including significant declines in asset values, reduced liquidity or increased volatility, may negatively affect the financial condition and investment activity of those customers. As a result, our customers may reduce or delay spending, including postponing or canceling purchases of our products and services or scaling back existing engagements. Such conditions may also impair our ability to attract new customers or expand relationships with existing customers. In addition, broader disruptions in the capital markets may have a negative impact on overall economic activity, which could further reduce demand for our offerings. Any such reductions in customer spending or disruptions in the markets we serve could adversely affect our revenues, customer base, and results of operations.

There may be consolidation in the markets in which we operate, which could reduce the use of our products and services and adversely affect our revenues.

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

In the context of our and our subsidiaries’ and affiliate’s engagements with banks and other financial institutions for receiving various credit facilities and under the terms governing our Series C Secured Debentures and Series D Secured Debentures, and Matrix’s Series B Debentures and Series 2 Convertible Debentures, we have undertaken to comply with a number of conditions and limitations on the manner in which we can operate our business. These include limitations on our ability to undergo a change of control, distribute dividends, incur debt or a floating charge on our assets, or undergo an asset sale or other change that results in a fundamental change in our operations. These credit facilities, agreements and deed of trusts that we and our subsidiaries have entered into with the trustees for the holders of each of our debentures also require us and our subsidiaries to comply with certain financial covenants. Those covenants include maintenance of certain financial ratios related to shareholders’ equity, total rate of debt and liabilities, minimum outstanding balance of total cash and short-term investments, and operating results that are customary for companies of comparable size, and maintenance of a minimum rating level for the debentures. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. The deeds of trust of each of our debentures furthermore provides for an upwards adjustment in the interest rate payable under the debentures in the event that our debentures’ rating is downgraded below a certain level. A breach of the financial covenants for more than two successive quarters or a substantial downgrade in the rating of any of our debentures (below BBB-) would constitute an event of default that could result in the acceleration of our obligation to repay the debentures, which accelerated repayment may be difficult for us to effect. In addition, Formula’s Series C Secured Debentures and Series D Secured Debentures are secured by the shares of Formula’s publicly held subsidiary— Matrix. A breach of the restrictive covenants could result in the acceleration of our obligations to repay Formula’s or its subsidiaries’ debt.

We may not realize all of the anticipated benefits of the recently completed merger between Matrix and Magic Software, or such benefits may take longer than expected to be realized.

On February 24, 2026, our subsidiaries Matrix and Magic Software completed a reverse triangular merger transaction, pursuant to which Magic Software became a wholly owned subsidiary of Matrix. The consideration paid to Magic Software’s shareholders consisted solely of ordinary shares of Matrix, with the shareholders of Matrix and Magic Software holding 68.875% and 31.125%, respectively, of Matrix outstanding share capital on a fully diluted basis following the transaction. Following the transaction, Matrix’s ordinary shares continue to trade on the TASE, although neither Magic Software’s nor Matrix’s ordinary shares are traded on Nasdaq. If the integration of the two companies is not completed successfully or on a timely basis, or if it requires greater resources or costs than anticipated, the expected benefits of the merger, including synergies, cost savings and growth opportunities, may not be realized, or may be delayed. In addition, the integration process may result in unanticipated difficulties, including operational disruptions, increased expenses, loss of customer relationships, competitive responses and diversion of management’s attention, any of which could adversely affect the business, financial condition and results of operations of Matrix, Magic Software and the Company.

The challenges associated with integrating the operations of the companies include, among others:

●	Managing a larger and more complex organization and aligning organizational structures;

●	Maintaining employee morale and retaining key personnel;

●	Integrating corporate cultures, which may differ;

●	Retaining existing customers and successfully onboarding new customers;

●	Consolidating corporate and administrative functions and eliminating redundancies;

●	Integrating information technology, communications and other systems;

●	Aligning financial reporting, controls and processes; and

●	Managing tax matters, regulatory requirements and potential delays.

Many of these factors are beyond the control of the companies and any such factor could result in increased costs, reduced revenues and diversion of management’s time and resources. Even if the integration is completed successfully, the anticipated benefits of the merger may not be realized in full or within the expected timeframe, or at all, which could adversely affect our results of operations and financial condition.

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

Risks Relating to Our International Operations

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have in the recent past adversely affected, and could once again adversely affect, our business.

Many of our subsidiaries derive revenues from international operations that are conducted in local currencies. Those operations are conducted in currencies that include the U.S. dollar, British pound sterling, or GBP, Euro and NIS. In 2025, the NIS, Euro and GBP appreciated significantly relative to the U.S. dollar, by approximately 7.1%, 5.8% and 2.8% (based on the average exchange rates over the course of 2025 as compared to 2024), respectively, thereby increasing the U.S. dollar value of the revenues and operational profits that we generated in those currencies. If the current trend of appreciation of the NIS relative to the U.S. dollar continues (as it has thus far in 2026), that would continue to increase the value of our Israeli revenues and operational profits as reported in U.S. dollars, which would have a positive impact on our results of operations. However, in the recent past, in 2022, the NIS and those European currencies significantly depreciated relative to the U.S. dollar— by 3.9%, 11.1% and 10.3%, respectively— which had an adverse impact on the U.S. dollar value of our NIS, Euro and GBP denominated revenues and operational profits, and, consequently, on our U.S. dollar reported results of operations. In 2023, a more significant depreciation of the NIS relative to the U.S. dollar occurred— by 8.9% (based on the average exchange rates over the course of 2023 as compared to 2022)— thereby decreasing the U.S. dollar value of our Israeli revenues and operational profits. If that prior trend from 2022 and 2023 were to recur once again, that would adversely affect our U.S. dollar-reported results of operations.

For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects— Overview— Our Functional and Reporting Currency.”

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We are continuing to expand our international operations as part of our growth strategy. In fiscal years 2025 and 2024, approximately 20.3% and 22.2%, respectively, of our revenues were derived from outside of Israel. Our current international operations and our plans to further expand our international operations subject us to a variety of risks, including:

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

Risks Related to an Investment in Our Traded Securities and to Our Consolidated Holdings

There is limited trading volume for our ADSs and ordinary shares, and the ordinary shares of our investees Matrix and Michpal, which reduces liquidity for our shareholders, and may furthermore cause the share price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume for our ADSs and ordinary shares on the Nasdaq Global Select Market and the TASE, respectively, as well as for the ordinary shares of our publicly traded investees Matrix and Michpal (each of whose shares are traded on the TASE), such that trading has still not reached the level that enables shareholders to freely sell their securities in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our securities and our publicly traded investees’ ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our (via our subsidiaries and affiliate company) or our investees’ business, announcements by competitors of ours (via our subsidiaries and affiliate company) or our investees’, quarterly fluctuations in our or our investees’ financial results, and general conditions in the industry in which we (via our subsidiaries and affiliate company) or our investees compete.

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

A significant portion of our assets is comprised of equity securities of directly held publicly traded companies. Our publicly traded investees are currently Matrix, Michpal and TSG Systems. The share prices of these publicly traded companies have been extremely volatile over the years and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and ADSs and may also impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded investees, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares and ADSs may also fall as a result.

Our securities are traded on more than one market, and this may result in price variations.

Formula’s ordinary shares are traded on the TASE and its ADSs are traded on the Nasdaq Global Select Market. Trading in those ordinary shares and ADSs on those markets takes place in different currencies (dollars on the Nasdaq Global Select Market and NIS on the TASE), and at different times (resulting from different time zones, different trading hours, and different public holidays in the United States as opposed to Israel). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares or ADSs, as applicable, on one of these markets could likely adversely affect, and cause a decrease in, the trading price on the other market.

Our largest shareholder, Asseco Poland S.A., can significantly influence the outcome of matters that require shareholder approval.

Asseco Poland S.A., or Asseco, our largest shareholder, owned as of May 1, 2026 approximately 25.82% of our outstanding share capital and therefore has effective voting power over in excess of one-quarter of our outstanding ordinary shares (which excludes shares that we have repurchased that lack voting rights and shares subject to restrictions that are voted in proportion to the votes of our other shares). Therefore, Asseco can significantly influence the outcome of those matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power may have the effect of delaying or preventing a change in control which may otherwise be favorable to our minority shareholders. In addition, potential conflicts of interest may arise in the event that we or any of our investees enters into any agreements or transactions with affiliates of Asseco. Although Israeli law imposes certain procedures (including the requirement to obtain shareholder approval, which in certain cases includes a “majority of the minority”) for approval of certain related party transactions, we cannot assure you that these procedures will eliminate the possible detrimental effects of these conflicts of interest. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

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

As an example of that risk, as part of its assessment of the adequacy of internal controls over financial reporting for the year ended December 31, 2024, the management of one of our subsidiaries, Magic Software (when it was still a public company with securities traded on Nasdaq and the TASE, before its merger in February 2026 whereby it became a private company wholly owned by our other subsidiary, Matrix), identified a material weakness in its internal control over financial reporting. Magic Software’s management team noted that, as of December 31, 2024, documentation supporting the execution of certain internal controls within Magic Software’s revenue cycle relating to staffing professional services provided by its U.S.-based entities was not comprehensively retained. This primarily pertains to business process controls and procedures intended to support the completeness and accuracy of Information Produced by the Entity (IPE). As a result, Magic Software’s management was limited in its ability to fully evidence the performance of those controls as part of its assessment of the effectiveness of internal control over financial reporting (ICFR). Those inadequacies led to the conclusion that Magic Software’s disclosure controls and procedures were not effective, and that there was a material weakness in Magic Software’s internal control over financial reporting, as of December 31, 2024. In light of that conclusion, Magic Software’s management expressed its commitment to the continued remediation process of the foregoing material weakness, as well as the continued improvement of Magic Software’s internal control over financial reporting. The subject inadequacies did not rise to a sufficiently material level to cause our consolidated internal controls over financial reporting to be deemed deficient, given Magic Software’s size relative to that of the consolidated Group. Nevertheless, if management of any of our current subsidiaries or investees were to discover deficiencies in internal controls that would rise, individually or in the aggregate, above the threshold of materiality for our consolidated Group, that could cause (i) a loss in the reliability of, or (ii) the potential required restatement of, our financial statements, or (iii) investigation or sanctions by regulatory authorities, among other potential adverse consequences, and could cause a decrease in the trading price of our ordinary shares and ADSs.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could adversely impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 100 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties.

Further to its plan, the OECD has introduced BEPS Pillar Two rules that impose a global minimum tax rate of 15% for large multinational corporations. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement the minimum taxation component of 15% of the OECD’s reform of international taxation. Nearly 60 jurisdictions have enacted Pillar Two rules, with many having become effective in 2024. The OECD continues to release additional guidance and we are monitoring the new rules and country agreements. The Israeli Ministry of Finance published on October 5, 2025 a draft bill to implement the principles of the OECD’s Pillar Two. Even if adopted, Israel intends at this stage to apply only the Qualified Domestic Minimum Top-up Tax mechanism, starting in 2026. The two other main taxation mechanisms of Pillar Two– the Income Inclusion Rule and the Under Taxed Profits Rule– will be reconsidered in the future but are not part of the existing draft bill. We are currently evaluating the potential impact of this development on our consolidated financial statements and related disclosures.

There are likely to be further significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS, as the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Such legislative initiatives may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities, to the extent those changes are deemed applicable to us, thereby materially and adversely affecting our plans to expand internationally and negatively impacting our financial condition, tax liability, and results of operations.

Risks Related to Operations in Israel and Other Specific Geographic Locations

Political and economic conditions in Israel, including the recent wars and hostilities between Israel, on the one hand, and Iran and its sponsored terrorist organizations, Hamas, Hezbollah and the Houthis, on the other hand, may hinder our ability to sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

Because the majority of our and our subsidiaries’ operations are conducted in Israel and certain members of our board of directors and management as well as many of our subsidiaries’ employees and consultants’, including employees of our service providers, are located in Israel, our business and operations, as well as those of our subsidiaries, are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

During the last few years in particular, Israel has been involved in various defensive wars in response to, or in preemption of, Middle East terrorist or state-sponsored attacks on civilian targets in Israel. In late February 2026, military operations involving Israel, the United States and Iran, in order to eliminate Iran’s nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel’s existence. As part of this conflict, Iran and Hezbollah (a terrorist group sponsored by Iran operating out of Lebanon) launched missile attacks throughout Israel, and to the northern part of Israel, respectively. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hezbollah and Hamas, the latter of which is a terrorist group sponsored by Iran operating out of the Gaza Strip, and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria led Israel to conduct limited military operations in Syria targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

While our and our subsidiaries’ facilities have not been damaged during the recent wars, the hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could potentially disrupt our operations and supply chains. In addition, Israeli companies have been subject to extensive cyber attacks, which could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. If the hostilities disrupt our and our subsidiaries’ ongoing operations, our collective ability to deliver or provide products and services in a timely manner and to meet our contractual obligations towards customers and vendors could be adversely affected. Parties with whom our subsidiaries have agreements involving performance in Israel could also claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the security situation in Israel.

The recent wars have also impacted the availability of our workforce in various ways. Some of our subsidiaries’ employees in Israel have been called to active duty (and were released after a period of time), and others have supported friends or family members engaged in the war. If hostilities resume, our subsidiaries’ employees may be called up for additional reserve duty soon, additional employees may be called for service, and such persons may be absent for extended periods of time. This may materially and adversely affect our business operations, including product development, and our ability to meet our customers’ expectations, and could cause our competitive position to be impacted and our sales to decrease. In the recent, renewed conflict with Iran and Hezbollah that began in February 2026, 500 employees employed in Israel by our subsidiaries were called up for reserve military service.

The mobilization of employees for military service has had a limited adverse effect on our financial performance, primarily due to reduced revenues from Time and Material (T&M) contracts, and the fact that salaries paid to mobilized employees are not fully reimbursed by the State of Israel.

Other than as described above, our and our subsidiaries’ activities in Israel remain largely unaffected, and we and they maintain business continuity plans. As of the date of this annual report, the impact of the recent wars on our consolidated results of operations and financial condition has not been material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of Israel’s wars with Iran and its proxies.

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

Our Matrix subsidiary (including the operations acquired as part of its merger with Magic Software in February 2026) and our TSG Systems affiliate provide services to a broad range of Israeli governmental agencies and related subcontractors. A significant portion of these activities is conducted through participation in Israeli government tenders. Accordingly, our business is exposed to changes in government spending priorities and procurement practices. Any reduction or reallocation of Israeli government spending, whether due to political or economic factors, including increased defense expenditures, geopolitical developments, political instability or reductions in future state budgets, may result in decreased spending on information technology and other relevant sectors. Such developments could reduce demand for our services and adversely affect our revenues and profitability.

Furthermore, the government of Israel has experienced delays in the approval of its annual budget in certain recent years. Any similar delays in the future could postpone the initiation of new projects, delay payments for services performed, and adversely affect our cash flows

Reductions in government budgets or changes in procurement priorities may also lead to a decrease in the volume of government tenders, the non-renewal of existing contracts, or our inability to secure significant future tenders. Moreover, increased competition for a reduced number of tenders may require us to submit bids with lower profit margins, which could adversely affect our profitability and overall financial performance.

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

Some of our Israeli subsidiaries derive and expect to continue to derive benefits from various programs, including Israeli tax benefits relating to our “Preferred Technological Enterprise”, or PTE, and our “Special Preferred Technological Enterprise,” or SPTE, programs. To be eligible for tax benefits as a PTE or SPTE, these Israeli subsidiaries must continue to meet certain conditions including, with respect to Magic Software (now included within Matrix), consolidated group revenue at the level of Asseco (its and our controlling shareholder) of at least NIS 10 billion. If they do not meet the conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law and the regulations promulgated thereunder, as amended, for the PTE, any of the associated tax benefits may be cancelled and they would be required to repay the amount of such benefits, in whole or in part, including interest and consumer price index, or CPI, linkage (or other monetary penalties). Further, in the future these tax benefits may be reduced or discontinued. While we believe that certain of our Israeli subsidiaries have met and continue to meet the conditions that entitle then to previously-obtained Israeli tax benefits, there can be no assurance that the Israeli Tax Authority will agree (for example, with respect to Magic Software, in case the overall revenue at the Asseco group level is lower than NIS 10 billion).

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

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Listing Rules of the Nasdaq Stock Market including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our principal shareholders are exempt from the reporting provisions, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions, of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws, than you would be afforded in holding securities of a domestic U.S. company.

A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to Nasdaq a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of any such requirement. In keeping with these leniencies, we have elected to follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and timing of our annual shareholders’ meetings. We have furthermore elected to follow our home country law, in lieu of those rules of the Nasdaq Stock Market that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain share-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders and ADS holders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

Our U.S. shareholders may incur adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares (including shares represented by ADSs), which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2025. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2026, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse U.S. federal income tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation— U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Both our legal name and our commercial name are Formula Systems (1985) Ltd. We were incorporated under the laws of the State of Israel on April 2, 1985, and are subject to the Israeli Companies Law, 5759-1999. We maintain our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel and our telephone number is +972-3-5389305. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. Our Internet address is www.formulasystems.com. The information contained on that site is not a part of this annual report and is not incorporated by reference herein. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein. Except as described elsewhere in this annual report, we have not had any important events in the development of our business since January 1, 2024.

Capital Expenditures and Divestitures

Since our inception, we have primarily acquired effective controlling interests in companies engaged in the IT solutions and services industry and, in certain cases, have made investments in companies over which we exercise significant influence, generally through ownership interests of 20% or more. We, together with our investees, are known as the Formula Systems Group.

We have adopted a strategy focused on creating long-term value for our shareholders and the companies in which we invest. This strategy includes supporting the growth and development of our existing subsidiaries, while also pursuing acquisitions of, and investments in, businesses that complement our current portfolio of software solutions, products, technologies and services and are suitable for integration into our business, thereby increasing value for our shareholders (and ADS holders). In addition, we seek to identify and invest in new areas of activity that we believe present attractive growth opportunities, including areas that are not currently part of our existing portfolio. These investments may involve entering new markets, technologies or service offerings, which may enhance our long-term growth prospects.

Our principal investment and divestiture activities since the start of our 2023 fiscal year are described below. For additional information concerning our related financing activities since the start of our 2023 fiscal year, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Sources of Financing.”

Investments by Formula in Subsidiaries:

Changes in our percentage ownership of Sapiens. As of January 1, 2023, our equity interest in our former subsidiary Sapiens was 44.1%, which was subsequently diluted slightly during 2023, 2024 and 2025 as a result of exercises of options by Sapiens’ employees. In connection with, and following, Sapiens’ acquisition by Advent in December 2025, our direct equity interest in Sapiens was replaced by an indirect equity interest, held through SI Swan, the ultimate parent company of Sapiens, in which we hold an approximate 18.68% equity interest. The transaction resulted in the recognition of a significant capital gain, reflecting both the disposal of a majority of our holdings and the remeasurement of the retained investment to fair value. Following the completion of the transaction, we ceased to have a controlling interest in Sapiens and, accordingly, present the results of Sapiens as discontinued operations in our consolidated financial statements for the year ended December 31, 2025 in this annual report, in accordance with IFRS 5. The total contribution from Sapiens, including this gain and our share in Sapiens’ results up to the date of the transaction, amounted to approximately $570 million.

Changes in our percentage ownership of Magic Software. Over the course of 2023, we invested an aggregate of $2.1 million in Magic Software via purchases of its ordinary shares (there were no such purchases in 2024 or 2025). Our interest in Magic Software’s ordinary shares as of December 31, 2025 stood at approximately 46.71%. As a result of Magic Software’s merger with Matrix in February 2026, we no longer hold a direct equity interest in Magic Software, as it has become a wholly-owned subsidiary of Matrix, and our interest now takes the form of an indirect equity interest, reflected in our interest in Matrix (described below).

Changes in our percentage ownership of Matrix. As of January 1, 2023, our percentage interest in Matrix was 48.7%. During the last three years, solely due to exercises of options by employees of Matrix, our direct interest in Matrix’s outstanding share capital was diluted to 48.2%, 48.2% and 48.1% as of December 31, 2023, 2024 and 2025, respectively. Our interest in Matrix’s ordinary shares as of March 31, 2026 stands at 47.7%. We did not purchase any Matrix shares in any of the years 2023, 2024 or 2025.

Changes in our percentage ownership of TSG Systems. As of January 1, 2023, our equity interest in TSG Systems was 50.0%. During the period from January 1, 2023 through March 31, 2026, our ownership interest in TSG Systems was diluted as a result of several events, including TSG Systems’ initial public offering completed on August 1, 2024, subsequent exercises of options by TSG Systems’ employees, and capital raises conducted by TSG Systems in October 2025 and January 2026. As a result of those transactions, our direct interest in TSG Systems’ outstanding share capital decreased to 42.71% as of December 31, 2024, to 37.33% as of December 31, 2025 and to 32.87% as of March 31, 2026. We did not acquire any additional shares of TSG Systems during the period from January 1, 2023 through March 31, 2026.

Acquisitions and Divestitures by Formula:

Disposition of Direct Interest in Sapiens and Replacement with Indirect Interest in Sapiens (via SI Swan).

On December 17, 2025, we completed the disposition of our direct equity interest in Sapiens as part of its acquisition by Advent. Immediately prior to the transaction, we held approximately 43.5% of the outstanding share capital of Sapiens. In connection with the transaction, we sold 17,418,214 of Sapiens common shares for aggregate cash consideration of $757,692,309. In addition, we contributed 6,896,552 Sapiens common shares to the new holding structure in exchange for equity in SI Swan, the ultimate parent company of Sapiens following the transaction. The contributed shares were valued at $300 million for purposes of the transaction. As a result, our direct equity interest in Sapiens was replaced with an indirect equity interest of approximately 18.68% in SI Swan, and we ceased to have a controlling interest in Sapiens.

Acquisition of Hashahar Telecom and Electricity Ltd.,, or Hashahar. On October 1, 2024 we acquired 51% of the outstanding share capital of Hashahar, an Israeli privately held company established in 2018, specializing in the planning, deployment, and installation of fiber optics, structured cabling (CAT 6/7), coaxial and telephony systems for both enterprise and residential sectors, including intercity infrastructure and public sector projects. Total consideration paid amounted to $1.3 million. Hashahar delivers end-to-end project execution through in-house engineering, dedicated project managers, and stringent safety and data security protocols. Its clients include Bezeq, HOT, Cellcom, YES, Israel Railways, and multiple government bodies. With VPN-enabled IT infrastructure, automated triple-backup systems, and Priority ERP for operational oversight, the company maintains a high standard of execution in complex fiber deployment and communication infrastructure projects. For further information, please see Note 3(b) to our consolidated financial statements included in Item 18 of this annual report.

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

Acquisitions by Matrix (besides Merger with Magic Software):

Acquisition of Gav Systems Ltd. (“Gav Systems”) and Gav Expert Ltd. (“Gav Expert”). On February 4, 2025, Matrix completed the acquisition of 70% of the outstanding share capital of Gav Systems and Gav Expert for total consideration of approximately NIS 45.5 million (approximately $12.7 million). Additionally, a dividend was paid to the sellers in respect of accumulated profits up to December 31, 2023, in a total amount of NIS 29 million (approximately $8.1 million). Pursuant to the agreement, Matrix and the seller hold mutual options for the sale and purchase of the seller’s remaining 30% shares in Gav Systems and Gav Expert. Gav Systems and Gav Expert provide outsourcing services, primarily in the form of computing and software personnel. Gav Systems and Gav Expert provide outsourcing and managed services, primarily through the provision of computing and software professionals, and specialize in delivering IT staffing, project-based services and technological solutions to enterprise customers across a range of industries. For further information, please see Note 3(ii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Moshe Ort Holdings Ltd., or Ortec. On December 3, 2024, Matrix, through its wholly owned subsidiary, Matrix IT Integration and Infrastructure, completed the acquisition of all of the issued and outstanding share capital of Ortec for total cash consideration of approximately NIS 19.5 million (approximately $5.4 million), in addition to a contingent consideration subject to Ortec’s future financial performance. Established in 1987 and headquartered in Raanana, Israel, Ortec specializes in representing international manufacturers of production, assembly, and testing equipment for the electronics, microelectronics, and photonics industries. The company supplies advanced systems for surface-mount device (SMD) and through-hole (TH) component assembly, automated optical inspection (AOI), solder paste inspection (SPI), X-ray component counting, and custom assembly and testing solutions for optical fiber communication components, lasers, and optoelectronic devices. Ortec also provides comprehensive technical support, including installation, maintenance, and process optimization services, in collaboration with its global equipment partners. For further information, please see Note 3(ii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Alacer Group. On November 13, 2024, Matrix, through its subsidiary Matrix U.S Holding LLC, completed the purchase of 51% of the outstanding share capital of Alacer Matrix LLC (formerly Alacer Group), which specializes in advisory services and the provision of experts in the field of governance, regulation & compliance within the U.S. financial market, for approximately $1.95 million in cash, and additional contingent consideration based on Alacer’s performance over the following three years. In addition, Matrix holds a call option to acquire the remaining share capital of Alacer. For further information, please see Note 3(ii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Zebra AGR Technologies Ltd., or Zebra. On January 1, 2023, Matrix acquired 70% of Zebra, an Israel-based distributor of software solutions specializing in information security, cybersecurity and data communications. Zebra provides value-added distribution services, including consulting, logistics, financing, marketing and professional services, and operates authorized support and training capabilities for the solutions it distributes. Matrix paid NIS 53 million (approximately $15.1 million) for this acquisition. Matrix and the minority shareholders of Zebra hold mutual call and put options for the remaining 30% interest in Zebra.

Acquisitions by Magic Software (Besides Merger with Matrix):

Acquisition of Savanna Solutions Ltd., or Savanna. On December 1, 2025, Comm-IT Software Ltd. and 9540 Y.G. Soft I.T Ltd., both subsidiaries of Magic Software, acquired on the aggregate 75% of the outstanding share capital of Savanna Solutions Ltd. Savanna is an offshore technology services provider specializing in software development, IT consulting and engineering services, including application development, cloud-based solutions and support for digital transformation initiatives. Total purchase price consideration amounted to $1.6 million, consisting of a base purchase price of NIS 3.75 million (approximately $1.1 million) and contingent consideration with a fair value of NIS 1.5 million (approximately $0.5 million) as of the acquisition date. The additional consideration is contingent upon Savanna reaching certain operational targets in 2025, 2026 and 2027. For further information, please see Note 3(i)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of EXPIM Ltd., or EXPIM. On March 18, 2025, K.M.T. (M.H.) Technologies Communication Computer Ltd, a wholly owned subsidiary of Magic Software, acquired 100% of the share capital of EXPIM Ltd. EXPIM is an Israel-based IT services company specializing in cloud infrastructure and managed services, including cloud (private, hybrid and public), communication and networking services, cybersecurity solutions and integration services, delivered through its own infrastructure and service platforms. Total purchase price consideration amounted to approximately NIS 18.2 million (approximately $5.0 million), consisting of a base purchase price of approximately NIS 15.2 million (approximately $4.2 million) and contingent consideration with a fair value of approximately NIS 3.0 million (approximately $0.8 million) as of the acquisition date. The additional consideration is contingent upon EXPIM reaching certain operational targets in 2027 and 2028. For further information, please see Note 3(i)(a) to our consolidated financial statements included in Item 18 of this annual report

Acquisition of Executive Life Ltd., or Executive. On October 31, 2024, Magic Software, through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Executive, a U.S.-based executive recruitment firm headquartered in Long Island, New York. Executive specializes in talent acquisition services across multiple sectors, including construction, information technology, marketing, accounting, finance, and manufacturing engineering, with a primary geographic focus on New York, New Jersey, Connecticut, Texas, and California. Total consideration amounted to $1.5 million, comprising a base purchase price of $0.8 million and a deferred payment of $0.7 million, payable up to one year from the acquisition date. For further information, please see Note 3(i)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of a nursing care business, Adam Care. On July 3, 2024, Magic Software the acquisition of the entire operating activity of a nursing care business, Adam Care, from Meida Computers Software Solutions Ltd., for total consideration of approximately $1.6 million, which was paid upon closing. Adam Care is an Israel-based provider of welfare and employment software solutions services, delivers a range of human resources and welfare-related solutions to local authorities and corporate clients, including services related to employment integration, income assurance, wage and benefits administration, and specialized support centers for individuals entitled to public assistance. For further information, please see Note 3(i)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Theoris Group Inc., or Theoris. On April 4, 2024, Magic Software, through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Theoris. Theoris is a U.S.-based provider of information technology and engineering consulting services, specializing in strategic data management, analytics, application development, cloud solutions, and the recruitment of technical personnel. Total consideration amounted to $13.1 million, comprised of a base purchase price of $10.0 million, a deferred working capital adjustment payment of $0.84 million (of which $0.54 million was paid on the acquisition date), and additional deferred payments totaling $2.3 million. For further information, please see Note 3(i)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. On June 8, 2023, Magic Software acquired 60% of the share interest in K.M.T. (M.H.) Technologies Communication Computer Ltd., or KMT. KMT delivers a broad spectrum of ICT products, a cloud platform, VoIP, technical support and planning and construction of computing. Total purchase price amounted to NIS 55.0 million (approximately $ 14.9 million). NIS 60 million was paid upon closing, of which a payment of NIS 15 million was contingent consideration, which depended on the future operating results achieved by KMT. If such future operating results will not be fully achieved, the seller will return the whole or part of the contingent consideration paid in advance.

Acquisitions and Dispositions by Michpal Technologies:

Acquisition of Linkatch Ltd., or Linkatch. In November 2025, our subsidiary Michpal completed the acquisition of 60% of the outstanding share capital of Linkatch, which develops and markets a secure cloud platform for recruiting candidates through online communities and diverse digital channels, in exchange for approximately NIS 1.125 million (approximately $0.3 million) in cash, with a conditional additional payment to be paid in 2029, subject to the achievement of certain operational targets based on Linkatch’s operating results for the years 2027–2028. Michpal and the seller hold mutual options for the sale and purchase of the seller’s remaining 40% shares of Linkatch, exercisable during the years 2030 through 2032. For further information, please see Note 3(iii)(d) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Zviran Group. In November 2025, Michpal entered into an agreement to acquire 60% of the share capital of JTG Human Resources Consulting Ltd., which together with its subsidiaries constitutes the Zviran Group. The acquired group of companies is engaged in the provision of compensation consulting and salary data services, pension consulting and employee benefits advisory services, as well as human resources processes, and provides services to a wide range of clients in both the public and private sectors, including government ministries, local authorities, and public and private companies. The cash consideration for the acquisition was NIS 48 million (approximately $14.9 million), of which NIS 9.0 million (approximately $2.7 million), as well as additional consideration of up to NIS 8.4 million (approximately $2.6 million), are contingent upon Zviran Group reaching certain operational targets in 2026, 2027 and 2028. The acquisition was completed on April 1, 2026. For further information, please see Note 26 (9) to our consolidated financial statements included in Item 18 of this annual report.

Disposition of Interest in Effective Solutions and Acquisition of Interest in Kol Tax. During the third quarter of 2025, Michpal completed a share exchange transaction pursuant to which its entire holdings in Effective Solutions Ltd., or Effective Solutions, representing 80% of its issued and outstanding share capital, was transferred to the minority shareholder of Effective Solutions. In exchange, Michpal acquired all of the shares of Kol HaMas Ltd., or Kol HaMas, previously held by Effective Solutions, representing 65% of Kol HaMas’ issued and outstanding share capital. Kol HaMas is engaged in the training of payroll accountants and bookkeepers and operates a college offering professional seminars, training programs and courses. It also provides outsourced pension administration and payroll services. In addition, it was agreed that the activities of “Michpal Yeda,” which had been operated by Effective Solutions, would be fully transferred to Michpal. As part of this share exchange transaction, Effective Solutions declared a dividend, and Michpal paid Effective Solutions an amount of NIS 1.3 million in cash (approximately $0.4 million). Michpal’s share of the dividend, amounting to approximately NIS 0.5 million (approximately $0.1 million), is expected to be received within one year following completion of the transaction. The total consideration attributed to the disposal of Michpal’s interest in Effective Solutions amounted to NIS 4.4 million (approximately $1.3 million). As a result of the transaction, the mutual call and put options previously held by Michpal and the minority shareholder of Effective Solutions with respect to the remaining equity interests were terminated. For further information, please see Note 3(iii)(c) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Mishmarot Technologies. In July 2025, Michpal completed the acquisition of 70% of the outstanding share capital of Mishmarot Technologies Ltd., or Mishmarot, which develops and markets an advanced technological solution for automated work schedules based on artificial intelligence, for a purchase price of approximately NIS 19.5 million in cash (approximately $5.8 million), subject to working capital adjustments, and also undertook an additional conditional payment (amounting to approximately NIS 2.1 million (or $0.6 million) as of December 31, 2025) to be paid to sellers in 2027, subject to the achievement of the goals set in relation to the results of Mishmarot’s activity in 2026. Michpal and the seller hold mutual options for the sale and purchase of the seller’s remaining 30% shares in Mishmarot, exercisable during the years 2028 through 2030, within a 60-day period following the approval of Mishmarot’s audited financial statements for the preceding calendar year. For further information, please see Note 3(iii)(b) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Formally Smart Form System Ltd. On March 30, 2025, following the exercise of a put option, our subsidiary Michpal acquired all remaining outstanding shares of Formally Smart Form System Ltd., a provider of a central server for managing knowledge, work processes, and producing digital forms combined with digital handwriting, for a total consideration of NIS 28.2 million (approximately $7.7 million). For further information, please see Note 3(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Paperless Ltd. On December 24, 2024, Michpal acquired 70% of the outstanding share capital of Paperless Ltd., or Paperless, for a total consideration of approximately NIS 8.5 million (approximately $2.3 million), of which approximately NIS 2.8 million (or approximately $0.8 million) was paid in January 2025, as well as additional consideration based on Paperless’ operating profit for the years 2024 and 2026, payable in 2025 and 2027, respectively. During 2025, Michpal paid the seller an amount of approximately NIS 1.1 million (or approximately $0.3 million) on account of the contingent consideration. Paperless is the developer of the cloud-based Paperless platform for digital and online paperless accounting management. The platform is designed for finance professionals, accountants, and tax advisors, and integrates advanced technologies for the automation of accounting processes, including digital invoice processing and automatic journal entry recording. In addition, under the terms of the acquisition agreement, Michpal and the seller were granted mutual call and put options (as applicable) with respect to the seller’s remaining 30% share interest in Paperless, exercisable during the years 2028 through 2030, within a 60-day period following the approval of Paperless’ audited financial statements for the relevant calendar year. The exercise price of the options is determined in accordance with a mechanism set forth in the agreement. The platform helps its clients improve the efficiency, convenience, and reliability of their financial reporting processes. For further information, please see Note 3(iii)(i) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Y-IT Ltd. On October 13, 2024, Michpal acquired 60% of the outstanding share capital of Y-IT Ltd., or Y-IT, an Israeli based company engaged in the development and marketing of a technological platform for the management and optimization of transportation operations for hundreds of customers in the transportation sector in Israel for total consideration of approximately NIS 82.5 million (approximately $22.2 million), and committed to pay the seller additional contingent consideration subject to Y-IT’s operating profit for the year 2024. The platform is based on algorithms and automation processes, monitoring tools, attendance data processing and preliminary payroll calculations, advanced financial management tools tailored for the transportation sector, as well as analytical tools for performance management and operational optimization. Y-IT serves over 550 clients in the Israeli transportation industry. During 2025, the final amount of the contingent consideration was determined based on Y-IT’s results for 2024, in an amount of NIS 6.5 million (approximately $1.9 million), and was paid to the seller during the year. In connection with the transaction, Michpal and the seller were granted mutual call and put options (as applicable) with respect to the seller’s remaining 40% interest in the shares of Y-IT, half of which are exercisable commencing 12 months from the date of the closing, with the remainder exercisable during the years 2030 through 2032. For further information, please see Note 3(iii)(h) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Meida Computers Software Solutions (G.D) Ltd. On July 3, 2024, Michpal acquired 60% of the outstanding share capital of Meida Computers Software Solutions (G.D) Ltd., or Meida, for total consideration of approximately NIS 47 million (approximately $12.49 million) and up to additional consideration of approximately NIS 3 million (approximately $0.8 million) in contingent consideration, subject to the achievement of targets relating to Meida’s operating profit for 2024. Meida develops and markets software solutions for recruitment and human resources management processes, including its “Adam Total” platform for candidate recruitment and screening, which incorporates data analytics and automation capabilities. No liability was recognized in respect of the contingent consideration. In addition, the performance targets specified in the agreement were not achieved, and accordingly, no contingent consideration was paid. Michpal and the seller hold mutual call and put options, respectively, for the remaining 40% interest in the shares of Meida held by the seller. The put options may be exercised in 2028 (with respect to 50% of the seller’s shares) and in 2030 (with respect to all or the remaining shares of the seller). The call options may be exercised in 2029 (with respect to 50% of the seller’s shares or any remaining portion thereof) and in 2031 (with respect to all, or the remaining, shares of the seller). The exercise price for the call and put options is determined based on a mechanism set forth in the agreement. For further information, please see Note 3(iii)(g) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Liram Finance Software Ltd. On February 19, 2024, following the exercise of a put option, Michpal acquired the remaining outstanding shares of Liram Finance Software Ltd. from its minority shareholder. The total purchase consideration amounted to approximately NIS 5.25 million (approximately $1.45 million), of which NIS 1.0 million (approximately $0.3 million) was paid in advance to the seller in 2023. For further information, please see Note 3(iii)(e) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Heshev Information Systems (2012) Ltd. On January 1, 2024, Michpal acquired 70% of the outstanding share capital of Heshev Information Systems (2012) Ltd., or Heshev, for total consideration of approximately NIS 4.8 million (approximately $1.3 million) paid in cash. Heshev develops and markets a cloud-native technology platform for managing financial and business operations for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers. The platform includes, among other features, fixed asset management, preparation and submission of financial reports, as well as advanced tools for performing financial simulations and payroll calculations. Additionally, Heshev provides an online platform that enables its clients to manage their financial and business activities entirely digitally, utilizing advanced cloud technologies and providing access to up-to-date professional information. Michpal and the seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Heshev. These options can be exercised during a consecutive three-year period commencing five years from the acquisition date, at an exercise price determined by a mechanism specified in the agreement. For further information, please see Note 3(iii)(f) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition of Interest in Emalogic Software Ltd., or Emalogic. On June 22, 2023, Michpal acquired a 75% share interest in Emalogic Software Ltd., an Israeli provider of software development services, for total consideration of NIS 23.8 million (approximately $6.4 million) as well as additional consideration of up to NIS 7.5 million (approximately $2 million), payable in 2026, subject to the achievement of targets relating to Emalogic’s operating profit for the years 2023 through 2025. As of the acquisition date, we recognized a liability for the contingent consideration in an amount of approximately NIS 1.6 million (approximately $0.4 million). As of December 31, 2025, the performance targets specified in the agreement were not achieved and, accordingly, the liability was reversed, with the amount previously recognized recorded as income under other expenses (income), net in the statement of profit or loss. Michpal and the seller hold mutual call and put options, respectively, for the remaining 25% share interest in Emalogic. The options can be exercised within 90 days after the approval of Emalogic’s annual audited financial statements for 2026 or 2027. Emalogic is a software service provider that specializes in the development of mission-critical systems, starting from the characterization phase and through the maintenance phase. Emalogic holds extensive knowledge in the development field of user experience (UX) and user interface (UI) allowing it to provide a complete end-to-end software solution. Emalogic operates in 4 main sectors - financial, automotive, freight and cloud. Acquisition-related costs were immaterial. For further information, please see Note 3(iii)(a) to our consolidated financial statements included in Item 18 of this annual report.

Acquisition by Formula Infrastructure:

In February 2026, Formula Infrastructure completed the acquisition of 73% of the issued and outstanding share capital of M.L.B.S. Technologies Ltd, an Israel-based, provider of infrastructure services specializing in subsurface utility projects for telecommunications, transportation and municipal sectors, for total consideration of approximately NIS 53.0 million (approximately $17.1 million). Also in February 2026, Formula Infrastructure completed the acquisition of 70% of the issued and outstanding share capital of David Barhom Engineers & Consultants Ltd, an Israeli-based engineering and consulting firm specializing in the planning and design of electrical, communications and control systems for infrastructure projects, for total consideration of approximately NIS 40.5 million (approximately $13.1 million).

Acquisitions by TSG Systems:

Our affiliate company, TSG Systems, has also engaged in various acquisitions since the start of 2023. Because the results of TSG Systems are not consolidated within our Group, we do not believe those acquisitions have had a material impact on our results of operations.

B.	Business Overview

General

We are a global information technology company that is principally engaged through our directly and indirectly held investees in providing software consulting services, selling and marketing computer-based business solutions and hardware products from a wide range of domestic and international manufacturers, as well as developing proprietary software solutions. We deliver our solutions in Israel and in numerous countries worldwide to customers with complex IT services needs, including a number of “Fortune 1000” companies.

We provide our investees with our management, technical expertise and marketing experience to help them create a consecutive positive economic impact and long-term value and direct their overall strategy through our active involvement. We carry out those activities at the level of our investees rather than at our parent company level.

We operate through our subsidiaries— Matrix (which, since February 24, 2026, includes its wholly-owned subsidiary and our former directly-held subsidiary, Magic Software), Michpal, Zap Group, InSync, Shamrad, Ofek Aerial Photography, Hashahar Telecom and Formula Infrastructure— and through our equity investees TSG Systems and one other associate. We also hold an indirect, minority, non-controlling interest in Sapiens, our former subsidiary, via our 18.68% ownership stake in SI Swan, the ultimate parent company of Sapiens. We describe below the areas of our business activity:

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

We are successful in providing our services to the banking and finance sector, government and public sector, defense sector, utilities sector, telecommunication, healthcare, hi-tech and startups, retail and commerce, and our subsidiary Matrix is recognized as the market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cybersecurity, digital, data, DevOps and AI, which enable us to create significant value for our customers in managing, streamlining, accelerating and making their businesses thrive.

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

The Formula Group

Formula is the parent company of investees, which, as noted above, we refer to collectively (together with Formula) as the Formula Group. As of December 31, 2025, we held equity interests constituting 90.1% of the shares of InSync, an 80% interest in Ofek Aerial Photography, a 51% interest in Hashahar Telecom, a 48.12% interest in Matrix, a 46.7% interest in Magic Software (which in February 2026 was transformed into an indirect 47.7% interest, echoing our percentage interest in Matrix, when Magic Software became a wholly-owned subsidiary of Matrix), a 37.3% interest in TSG Systems, an 18.7% interest in SI Swan, the ultimate parent company of Sapiens, and a 21.45% interest in an additional entity, and the entire share capital of each of Michpal, Zap Group, Shamrad, and Formula Infrastructure. We have effective control of each of the companies in the Formula Group other than TSG Systems and SI Swan (and, consequently, Sapiens) for purposes of consolidation under IFRS 10. We provide all of our investees our management, technical and financial expertise, and our marketing experience, thereby asserting a positive economic impact upon, and creating long-term value for, our investees.

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

We, through our investees, offer a wide range of integrated software solutions and IT professional services, such as implementation and integration projects of computing and software, outsourcing, software project management, software development, IT managed services, operating a network of high-tech training and instruction centers, selling and marketing software and hardware products from a wide range of domestic and international manufacturers, providing software testing and QA, depending on specific needs of the customer and depending on the subject expertise necessary on a case by case basis, and design, develop and market proprietary software solutions for sale in selected niche markets, both in Israel and worldwide. Formula’s Chief Executive Officer also serves as Chairman of the Board of each of our publicly traded companies: Matrix, Michpal and TSG Systems.

Overview of Macroeconomic Environment in which the Formula Group Operates

The current macro global economy in 2026 remains characterized by uneven growth, disinflation that has progressed but not fully normalized, and continued sensitivity to monetary policy, geopolitics, and trade fragmentation. Major advanced economies have generally moved past the peak inflation shock of 2022 to 2024, but core inflation in several markets remains somewhat sticky, particularly in services and labor-intensive sectors. Central banks, including the U.S. Federal Reserve, the European Central Bank, and the Bank of England, have shifted from aggressive tightening toward a more cautious, data-dependent posture, with markets closely focused on the timing and pace of any further rate cuts. Growth has remained resilient in some areas, especially the United States, but Europe has faced weaker industrial output and softer consumer demand, while China continues to contend with structural headwinds including property sector weakness, local government debt pressures, and subdued domestic confidence. At the same time, supply chains have become more stable than during the pandemic era, though they remain vulnerable to shipping disruptions, energy price volatility, and conflict-related shocks.

Looking at the broader trends emerging from 2025, the global economy has increasingly been shaped by three themes: higher-for-longer interest rate effects, strategic industrial policy, and economic fragmentation. Through 2025, businesses and governments continued adjusting to a world of more expensive capital, slower but still positive global trade growth, and heightened scrutiny of cross-border investment in sectors tied to technology, energy, and national security. Artificial intelligence, electrification, defense spending, and supply chain localization have remained major drivers of capital allocation, while developing economies have experienced mixed conditions depending on their debt burdens, export exposure, and ability to attract investment. Commodity markets have stayed highly reactive to geopolitical developments, particularly in energy, food, and critical minerals. Overall, the post-2025 macro environment suggests a world economy that is no longer in acute crisis mode, but is instead transitioning into a period of structurally lower predictability, more regionally differentiated growth, and persistent policy trade-offs between inflation control, fiscal sustainability, and economic competitiveness.

Economic activity in Israel specifically, which constitutes the central hub of our Group’s operations, during 2025 and into the current period has been shaped by a combination of wartime disruption, fiscal pressure, resilient private sector activity, and gradual adjustment across key industries. Growth conditions have been uneven: consumer demand and business sentiment have been affected by security conditions, reserve duty mobilization, labor shortages in certain sectors, and pressure on public finances, while inflation and interest rate dynamics serve as important constraints on households and firms. At the same time, Israel’s economy has continued to show underlying structural resilience, supported by strong human capital, a diversified services base, and continued activity in export-oriented sectors. The NIS, sovereign risk perception, and government spending have remained closely watched indicators, with investors assessing both near-term security risks and the longer-term implications for debt, investment, and productivity. Currently, the economy appears to be in a recovery-and-rebalancing phase rather than a full return to pre-conflict normalcy, with performance differing significantly across sectors.

Israel’s high-tech industry, in particular, in which our Group operates, has remained one of the country’s most important economic anchors through 2025 and currently, although it has operated in a more complex environment than in prior years. The sector has continued to benefit from Israel’s deep engineering talent, strong cybersecurity and software capabilities, and sustained relevance in artificial intelligence, defense technology, semiconductors, enterprise software, and digital infrastructure. However, fundraising conditions have been more selective, valuations more disciplined, and some companies have faced operational strain from geopolitical risk, employee mobilization, and investor caution. Even so, the stronger and more mature parts of the ecosystem— especially firms with global customer bases, recurring revenues, or exposure to defense, cyber, and AI demand— have generally remained active and comparatively resilient. Overall, the Israeli high-tech sector continues to be a central source of exports, employment quality, and foreign investment interest, but in 2025 and at present it is developing against a backdrop of heightened macro uncertainty, security-related risk, and closer scrutiny of Israel’s medium-term business environment.

Our results in 2025 appropriately reflect the resilience of the Israeli high-tech sector. For 2025 overall, when disregarding the results of operations of Sapiens, which we have been classified as discontinued operations in accordance with IFRS following its acquisition by Advent in December 2025 and its deconsolidation from our financial results, our revenues for the full 2025 year increased by 18.4% year over year to approximately $2.63 billion, compared to $2.22 billion for the full 2024 year. Our operating income for 2025 increased by approximately 7.1% year over year, to approximately $196.4 million compared to $183.3 million for 2024. However, excluding the impact of higher amortization expenses resulting from revising the estimated useful lives of certain acquired customer relationship intangible assets, operating income for the full year of 2025 would have increased by approximately 17.3% to $215.1 million compared to 2024.

In the medium and long term, if the various military conflicts between Israel and Iran and its proxies continue, that could have a negative impact on the level of economic activity in the entire Israeli economy or on certain sectors of activity (such as commerce, industry, real estate, retail, tourism, etc.), and/or on certain government offices and bodies (for cutting office budgets in favor of increasing the defense budget to finance the war). That, in turn, may adversely affect the financial strength of some of our Israeli clients and/or lead to a reduction in demand and a reduction in their IT procurement budgets, and accordingly affect the scope of our Israel-based activities with those clients and/or affect their payment ability. However, if a state of security and stability eventually emerges in Israel, that could lay the groundwork for a more sustained period of growth, which would open up the budgets of our clients for higher levels of IT related spending.

There are several factors in connection with our Israel-based activities that provide us with a degree of resistance to the military conflicts that have hampered Israeli economic activity since October 2023, including:

●	We maintain a significant customer base (thousands of active customers), most of them large and financially stable companies and entities.

●	Our activities abroad account for approximately 20% of our revenues and such activities are not generally influenced by Israel’s ongoing wars.

●	We maintain extensive activity in strong sectors such as government, public bodies, security, insurance and finance and health.

●	We have limited activity with medium and small customers whose exposure to the effects of the wars in Israel is relatively high.

●	We have a wide diversification of areas of activity, including areas of activity that are relatively resistant to potential negative effects of the wars in Israel, such as the cyber, defense, the cloud, and more.

Overview of IT Industries in which Matrix and Magic Software Operate

The global information technology (IT) industry continues to undergo significant structural transformation, driven by rapid technological advancements, increasing complexity of enterprise systems, and evolving business and regulatory requirements. Organizations across industries are accelerating their digital transformation initiatives in order to enhance operational efficiency, improve customer experience and maintain competitiveness.

In recent years, the growing number of enterprise applications and platforms has increased the complexity of organizational IT environments. Many enterprises operate multiple legacy and modern systems developed using different technologies, which can limit flexibility, increase costs and create challenges in integrating new applications and adapting to changing business needs. As a result, organizations continue to invest in solutions that enable faster development, integration and deployment of business applications, while improving scalability and reducing operational inefficiencies. At the same time, the pace of digital transformation continues to accelerate globally. Enterprises are increasingly prioritizing digital operating models, real-time data access, and seamless customer and employee experiences. This shift is supported by the continued adoption of cloud computing technologies, including Software-as-a-Service (SaaS), Platform-as-a-Service (PaaS) and Infrastructure-as-a-Service (IaaS), which provide greater flexibility, scalability and cost efficiency compared to traditional on-premise systems. The expansion of cloud adoption also increases the need for integration tools, data management solutions and cybersecurity capabilities. In this environment, low-code and no-code development platforms are gaining increasing traction, as organizations seek to accelerate application development, address shortages of skilled developers and reduce development costs and timelines. These platforms enable both business users and IT professionals to develop and deploy applications more efficiently and are increasingly used as part of broader digital transformation initiatives. The demand for such platforms is further supported by the need for rapid innovation, shorter development cycles and improved alignment between business and IT functions.

In parallel, the field of artificial intelligence (AI), including generative AI (GenAI) and autonomous systems, continues to develop at an accelerated pace and is materially impacting the structure of the global technology market and organizational investment patterns. These technologies are driving significant changes in business models, IT infrastructure, work processes and innovation strategies, and are influencing how organizations design, develop, deploy and operate information systems. Organizations are increasingly transitioning from proof-of-concept initiatives to large-scale production deployments of AI solutions, accompanied by increased investments in cloud infrastructure, data platforms, data governance, cybersecurity and privacy protection. AI-related technologies are expected to account for a growing share of global technology spending, with continued strong growth projected in AI software and related services. These trends are increasingly converging, as artificial intelligence capabilities are being integrated into enterprise applications, development platforms and IT services, further accelerating development processes and enabling new types of solutions and services. At the same time, automation and AI-driven efficiencies may impact demand for certain traditional IT services, including aspects of software development and outsourcing, while supporting growth in higher value-added services such as complex system integration, AI-enabled architectures, data governance and risk management.

Despite the significant growth in artificial intelligence adoption, many organizations continue to face challenges in realizing the full value of AI investments. A substantial portion of AI initiatives remains at early stages or fails to scale beyond initial implementations, often due to difficulties in integrating AI capabilities into core business processes and operational systems. The effectiveness of AI solutions depends not only on the underlying models, but also on their integration into structured workflows, as well as the availability of relevant, high-quality data. Organizations are increasingly required to implement governance frameworks, data management capabilities and control mechanisms to ensure reliable, secure and compliant use of AI technologies. These challenges are contributing to growing demand for solutions that combine AI capabilities with process integration, data access and system interoperability, and may support increased investment in related technologies and services.

The IT services industry is also evolving from traditional capacity-based outsourcing models toward outcome-driven and capability-based service models, with greater emphasis on integrated solutions combining software, services and infrastructure. Customers increasingly seek end-to-end solutions that deliver measurable business outcomes, shorter time-to-market and greater operational flexibility. However, the development and deployment of advanced technologies, particularly AI systems, involves inherent risks, including data privacy and protection concerns, cybersecurity risks, intellectual property considerations, reliance on third-party technology platforms, regulatory developments and the potential for errors or biases in automated outputs. These risks may also affect the Company’s customers, particularly those operating in regulated or data-intensive industries, and may increase demand for governance, risk management and compliance solutions. Magic Software’s management believes that its broad technological capabilities, including its application development platform, integration technologies and IT services, position it to participate in these industry trends. However, it is not possible at this stage to assess the full extent or timing of the long-term impact of these developments on its business, results of operations and financial condition.

The years 2025–2026 are characterized by a renewed expansion in global technology spending, following a period of macroeconomic uncertainty. The expansion is driven by the continued migration to cloud, modernization of core systems, and deepening adoption of AI technologies. According to data published by Forrester1 in 2026, global technology spending is projected to increase by approximately 7.8% in 2026, to reach $5.6 trillion. Gartner2 projected that global IT spending is expected to grow by approximately 10.8% in 2026, reaching approximately $6.15 trillion. The growth has been accompanied by a shift in the spending mix: the software segment continues to expand at a double-digit rate, while IT services are growing at a moderate but steady pace. At the same time, AI-related components are capturing an increasingly larger share of technology budgets.

The technology market in North America continues to serve as a key growth engine. The U.S. IT market is directly influenced by macroeconomic developments in the U.S. During 2025, the U.S. economy exhibited recovery and relative stability, including a decline in inflation rates and a decline in interest rates. In terms of GDP growth data, US gross domestic product (GDP) for 2025 grew by 2.2% annually compared to 2.8% in 2024. According to Forrester,3 2025 data (after year-end data is finalized) is expected to show growth of approximately 6.1% in spending in the U.S. technology market in 2025, with such spending amounting to approximately $2.7 trillion in 2025, with the growth forecast for 2026 at approximately 8.3%, against the backdrop of continued corporate investments in cloud, cybersecurity, and artificial intelligence technologies. According to the same data, software spending in the U.S. market is expected to exhibit a relatively high growth rate, reaching growth of approximately 10.7% in 2025, primarily against the backdrop of investments in infrastructure, cloud systems, cybersecurity, and generative artificial intelligence, or AI. At the same time, spending on IT services is expected to continue to grow but at a more moderate pace, in line with the trend of organizational efficiency and reassessment of IT projects. Additionally, the finance and financial services sector continues to be one of the key sectors in terms of IT investment volume in the U.S., with a significant share of total IT spending.

The IT market in Israel is affected by geopolitical factors and economic uncertainty, yet investment trends are similar to those observed in leading markets: cloud, data, cybersecurity, and AI. These trends are particularly prominent in the financial, defense, and public sectors. The expanding adoption of generative AI and AI agents solutions is expected to affect the local demand mix, with a growing need for systems integration, infrastructure adaptation, and risk management. In 2025, the Israeli high-tech sector was characterized, on one hand, by a peak in mergers, acquisitions, and IPO transactions; and on the other hand, by stagnation in demand for technological workforce and a shift of positions overseas, with an emphasis on inexperienced (junior) employees. Alongside the relative slowdown in the industry, the deployment of AI technologies accelerated in 2025, particularly generative AI solutions, data infrastructure, and cloud. This trend led to a shift in the workforce demand mix: a relative decline in demand for general technology roles and junior employees, alongside growing demand for experienced workers in the fields of data, cloud architecture, cybersecurity, and AI. As a result, the shortage of skilled personnel in these advanced fields continued.

1	Forrester. US Tech Market Forecast, 2025 to 2030. January 27, 2026. Available at: https://www.forrester.com/report/us-tech-market-forecast-2025-to-2030/RES189933

2

3	https://www.forrester.com/blogs/us-tech-spending-defies-the-economic-slowdown-to-hit-2-7-trillion-in-2025/
https://www.forrester.com/blogs/us-technology-spending-will-grow-a-record-8-3-in-2026-to-reach-2-9-trillion/

Our Subsidiaries

Matrix

Matrix IT Ltd. is Israel’s leading IT services company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Prior to its merger with Magic Software in February 2026, as of year-end 2025, Matrix employed approximately 12,880 software, hardware, integration, engineering and training professionals, providing advanced IT and management services to hundreds of clients in the Israeli market as well as to clients in the U.S market, with specialization in the banking and finance, government and public sector, defense, transportation, hi-tech and startups, healthcare, industry, retail and commerce, and education and academia sectors. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its clients are most of the leading Israeli organizations and companies in the industry, banking and finance, government and public sector, defense, transportation, hi-tech and startups, healthcare, industry, retail and commerce, and education and academia sectors. Matrix also markets. sells and distributes software solutions and hardware representing a wide variety of software vendors from Israel and around the world. Matrix’s shares are traded on the Tel Aviv Stock Exchange.

The solutions, services and products supplied by Matrix are designed to improve Matrix’s clients’ competitive capabilities, by providing a response to their unique IT needs in all levels of their operations.

Areas of Operation

Excluding operations assumed from Magic Software upon consummation of the Matrix-Magic Software merger in February 2026, as of year-end 2025, Matrix operated through its directly and indirectly held subsidiaries in the following four principal areas of activity:

-	Information Technologies (IT) solutions and services, consulting & management in Israel.

-	IT solutions and services in the United States.

-	Cloud and computing infrastructure – providing solutions, services and products, primarily to the following client sectors: banking and finance, hi-tech and startups, government and public sector, defense, transportation, healthcare, industry, retail and commerce, and education and academia.

-	Sales, marketing and support of software products.

Information Technologies (IT) solutions and services, consulting & management in Israel

Matrix’s independent activities (prior to integration with Magic Software) under this business line include a wide range of technological and related services in areas such as enterprise core systems, data and AI, cybersecurity, digital, and more. These activities include the development of large-scale technological systems and the provision of related services, the execution of IT software integration projects and the development of operational CISR systems for defense organizations in Israel and worldwide. In addition, Matrix provides outsourcing services and professional services through experts and consultants, offshore/nearshore services, BPO and call center services, software project management, software development, testing and quality assurance (QA), as well as enhancement and upgrading of existing technological systems, and training and implementation services. Furthermore, this segment include management consulting services and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

In 2025, Matrix’s revenues under this business line were approximately NIS 3.821 billion (approximately $1.111 billion) compared to NIS 3.337 billion (approximately $902.3 million) in 2024, representing an increase of approximately 14.5% when measured in NIS. Operating income under this business line in 2025 was approximately NIS 291.5 million (approximately $84.7 million) compared to approximately NIS 250.1 million (approximately $67.6 million) in 2024, representing an increase of approximately 16.5% when measured in NIS.

In 2025, this business segment accounted for approximately 60% of Matrix’s revenues and approximately 53.8% of its operating income. The increase in revenues and operating income was primarily driven by (i) organic expansion, particularly in areas such as data and artificial intelligence (AI), digital solutions and core enterprise systems, (ii) continued expansion of activities with the Israeli defense sector, including government-to-government (G2G) engagements, as well as increased activity with customers in the financial services sector, (iii) large-scale IT and engineering projects, which contributed to growth and provided increased visibility into future revenues, and (iv) the first-time and near full-year consolidation of the results of Gav Systems Ltd. and Gav Expert Ltd., which were acquired in February 2025.

Information Technologies (IT) solutions and services in the United States

Matrix’s independent activities (prior to integration with Magic Software) under this business line are conducted primarily by two units— Matrix US Holdings and Xtivia. These units provide a range of software solutions and services, including governance, risk and compliance (GRC) solutions, covering areas such as financial risk management, fraud prevention, cyber risk mitigation, anti-money laundering and regulatory compliance, as well as specialized advisory and operational services in these fields. In addition, this segment provides solutions and services in areas such as data and artificial intelligence (AI), advanced database management, digital customer experience (DXP), managed services, enterprise solutions, and cloud and application development. The segment also includes dedicated solutions for the government contracting (GovCon) market, IT help desk services focused on the healthcare sector, and software product distribution services, particularly for IBM, BMC and Atlassian products, to public sector customers in the United States. Matrix also delivers offshore services in this segment, including through its operational centers in India, and leverages expertise across the Matrix group to support projects in the U.S. market.

In 2025, Matrix’s revenues under this business line were approximately NIS 458.6 million (approximately $133.3 million) compared to NIS 460.9 million (approximately $124.6 million) in 2024, an increase of 7.0% when measured in U.S dollars. Operating income in 2025 was approximately NIS 69.4 million (approximately $20.2 million), compared to approximately NIS 66.9 million (approximately $18.1 million) in 2024, an increase of approximately 11.6% when measured in U.S dollars. In 2025, this segment accounted for approximately 7.2% of Matrix’s revenues and approximately 12.8% of its operating income. The increase in revenues in this segment, when measured in US dollars, during 2025 was primarily driven by continued growth in activity, particularly in governance, risk and compliance (GRC) services for the financial sector and in data and AI solutions, as well as the gradual ramp-up of new projects, which generally carry higher margins. The results were also positively impacted, to a lesser extent, by the first-time full year consolidation of Alacer’s operating results, acquired in the fourth quarter of 2024.

Cloud and computing infrastructures

Matrix’s independent activities (prior to integration with Magic Software) under this business line primarily include providing a wide range of cloud solutions and services, through its specialized business unit, CloudZone, including sales, services and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages— consulting, architecture, development, implementation, environment management, and support— as well as advanced FinOps services, supported by advanced AI processes. This segment also includes computing infrastructure solutions, communication solutions and the marketing and sale of hardware, software licenses, and peripheral equipment to business customers, along with related professional services. In addition this segment includes the marketing and sale of multimedia solutions and command-and-control center solutions for smart offices, office automation and printing solutions, test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (primarily through Matrix subsidiaries, RDT Equipment and Systems and Asio Vision ). Furthermore, Matrix is engaged in the import, sales, and provision of services for automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical and military, instrumentation lasers, and sensors for civilian and defense applications, optical communication systems and automotive radar systems (through its subsidiary Ortec).

In 2025, Matrix’s revenues under this business line were approximately NIS 1,645.3 million (approximately $478.3 million), compared to approximately NIS 1,465.9 million (approximately $409.8 million) in 2024, representing an increase of approximately 8.5% when measured in NIS. Operating income in 2025 was approximately NIS 125.8 million (approximately $36.6 million), compared to approximately NIS 106.4 million (approximately $28.8 million) in 2024, representing an increase of approximately 18.2% when measured in NIS. In 2025, activity in computer and cloud infrastructure and integration solutions accounted for approximately 25.8% of Matrix’s revenues and for approximately 23.2% of its operating income. The increase in revenues and operating income was primarily driven by (i) growth in the volume of activity, particularly in the sale, marketing and integration of computing systems and in the marketing and support of advanced technological solutions, (ii) continued growth in cloud-related enterprise discount program (EDP) agreements, which are typically long-term arrangements contributing to increased visibility of future revenues, although revenues from such agreements are presented on a net basis, (iii) an improved mix of transactions with relatively higher margins, which contributed to an increase in profitability despite the negative impact of the weakening of the U.S. dollar, and (iv) to a lesser extent, the positive impact of the first-time full year consolidation of Ortec, acquired in December 2024.

Sales, marketing and support of software products

Matrix’s independent activities (prior to integration with Magic Software) under this business line primarily consist of the sale and distribution of software products (mainly from international software vendors) across various and diverse fields, including command and control systems, cybersecurity, communication solutions, virtualization, knowledge management, AI solutions, client databases, as well as implementation, training, support and maintenance services for such products and integrated systems.

In 2025, Matrix’s revenues under this business line were approximately NIS 440.4 million (approximately $128.0 million), compared to approximately NIS 456.8 million (approximately $123.5 million) in 2024, a decrease of approximately 3.6% when measured in NIS. Operating income in 2025 was approximately NIS 55.1million (approximately $16.0 million), compared to approximately NIS 45.4 million (approximately $12.3 million) in 2024, reflecting year-over-year growth of 21.5% when measured in NIS. In 2025, activity in sales, marketing and support of software products accounted for approximately 6.9% of Matrix’s revenues and approximately 10.2% of its operating income. The decrease in revenues, alongside the increase in operating income and profitability, was primarily attributable to changes in the mix of transactions during the period. In particular, activity was characterized by increased customer demand for software products and related solutions in areas such as data and AI, cybersecurity protection, digital transformation and cloud solutions, which generally carry higher margins compared to other products and services.

Matrix provides solutions, services and products primarily to the following market sectors (or verticals): banking and finance; government and the public sector; high-tech and startups; industry, retail and trade; defense; transportation; healthcare; and education and academia.

Matrix offers to each market sector a broad range of solutions and services, customized for the specific needs of that sector. Matrix operates dedicated departments, each of which specializes in a particular sector. Each such department supplies customers in that sector with products and services offerings that provide a response to most of the customer’s IT requirements, based on an in-depth business understanding of the challenges which are typical for that sector. Matrix established a separate division for each particular market sector, which manages the operations relating to that sector.

Specialization in the various sectors is reflected in the applications, professional and marketing aspects of each sector. Accordingly, the professional and marketing infrastructure required to support each market sector is developed to address such sector’s specific needs.

In addition to the four focused areas of activity described above, Matrix (prior to integration with Magic Software) operates cross-organizational units providing specialized services across all areas of activity and sectors, as follows:

●	Expertise centers - Matrix operates approximately 30 technology “expertise centers” (“Centers of Excellence”), in areas such as: Generative AI, Cyber & Security, Digital & CX, Cloud, Low Code, data & Analytics, DevOps, ERP, CRM and core systems. These Centers of Excellence are based on an organizational approach aimed to maximize added value for clients and development teams through: a team of subject matter experts who consolidate deep knowledge and hands-on experience in cutting edge technologies; and a methodological framework: use of best practices and structured methodologies designed to shorten time to market and reduce project risk. The centers of excellence operate with a guided innovation approach: continuous technology guidance by the Matrix CTO unit, ensuring compliance with the highest international standards.

●	Matrix R&D and Offshoring Services, which provides expert services in the fields of software development and software testing and quality assurance services in offshore and nearshore models.

●	Comprehensive management and engineering consulting services, from the strategy formulation and management consulting stage through to the execution and change implementation stages, including management of complex projects, including engineering projects, large-scale engineering supervision projects, particularly in the transportation sector, national infrastructure projects and projects in the field of planning and environmental quality, as well as multidisciplinary engineering consulting services and consulting and implementation services in the field of supply chain management and logistics-operational management.

Magic Software

As described elsewhere in this annual report, our formerly independent, directly-held subsidiary Magic Software, merged with, and became a wholly-owned subsidiary of, Matrix in February 2026, as a result of which its operations are in the process of being integrated with those of Matrix as of the date of this annual report. The combined company following that merger, for which Matrix serves as the continuing parent company, will remain a subsidiary of ours whose results are consolidated into ours. Given the ongoing integration process and the fact that Magic Software’s financial results are independently consolidated into, and reflected within, our Group’s financial results for 2025, we have provided a description of Magic Software’s business herein on a stand-alone basis, which description remains relevant even after the Matrix-Magic Software merger (with appropriate adjustments to the description where applicable to reflect updates following the merger).

As of December 31, 2025 and for the 2025 year, Magic Software (on a stand-alone basis, before integration with Matrix) is a global provider of: (i) software services and Information Technologies, or IT, outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions; and (iv) cloud-based services for end to end digital transformation.

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

Based on its technological capabilities and its specialists, Magic Software enables its clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. As of December 31, 2025, Magic Software had approximately 4,072 employees, who served its clients at any given time and whose skills and specialization were a significant source of competitive differentiation. Magic Software operates through a large network of independent software vendors, or ISVs, whom we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use Magic Software’s products and services.

Magic Software’s Software Technology Platforms

Organizations across all industries are digitally transforming themselves by leveraging software to automate and optimize mission critical business processes, enhance customer experiences, and drive competitive differentiation. Historically, organizations have principally relied on off-the-shelf packaged software and custom software solutions to operationalize and automate their businesses. Packaged software often fails to address unique use cases or to enable differentiation. It also requires organizations to adapt their business (processes, systems of record, etc.) to the software package, as opposed to adapting the software to their unique business needs. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development requires a long, iterative, and cumbersome process, as well as costly integration that relies on scarce developer talent. Through its unified platform Magic Software enables organizations to differentiate themselves from their competition using a low-code approach, creating applications and workflows tailored to their unique business requirements.

Throughout its history, Magic Software has traditionally maintained two major lines of products: one is its application development platform, which today is known as Magic xpa Application Platform, an evolution of its original metadata-based development platform; and the second is its application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, Magic Software acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. In April 2019, we acquired the SmartUX development platform of PowWow Inc., a leading Low-Code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

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

Magic Software’s customers leverage its technologies to apply the right automation approach for their specific use case. We believe Magic Software’s unified low-code platforms are a differentiator in the marketplace. We strive to deeply integrate our capabilities so that they are all interoperable and low-code making it easier and faster for our clients to address complex use cases, particularly those that involve multiple departments within an organization.

Magic Software’s software technology platforms (on a stand-alone basis, before integration with Matrix) consist of:

o	Magic xpa Application Platform - a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform - a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform - a proprietary low-code platform for application integration

o	Magic xpi cloud native -an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

o	Magic SmartUX - a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye - a cloud-based platform pre-packaged but flexible end-to-end data management for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

o	Magic Data Management and Analytics Platform - a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

Magic Software’s Vertical Software Packages

Magic Software’s vertical packaged software solutions which will continue to be offered following integration of Magic Software with Matrix include:

o	Clicks™ - offered by Magic Software’s Roshtov subsidiary, Clicks is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Hermes Cargo - Hermes Air Cargo Management System and Hub Management System is a proprietary, state-of-the-art, cloud-first event driven software solution for managing air cargo ground handling. The Hermes SaaS, offered as a complete Managed Service, includes Hermes Cloud CMS and HMS, Hermes Business Intelligence (BI) and Data Lakes, Hermes Landside Management, Hermes Track & Trace, Hermes Learning Management System, and Hermes Integration APIs, providing lower entry costs and a pay-as-you-go offering for its customers, as well as pushing customers’ digital credentials. The Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

o	HR Pulse - offered by Magic Software’s Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution - offered by Magic Software’s Complete Business Solutions Ltd. subsidiary, MBS Solution is a proprietary comprehensive core system for managing TV broadcast channels.

o	Nativ - offered by Magic Software’s Menarva Ltd. subsidiary, Nativ is a proprietary comprehensive core system for management of rehabilitation centers.

o	Mobisale - offered by Magic Software’s Mobisoft Ltd. subsidiary, Mobisale is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

Magic Software’s Professional Software and IT Services

Magic Software’s global software professional services offerings which will continue to be offered following integration of Magic Software with Matrix include a vast portfolio of professional services and IT outsourcing services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, digital, DevOps (Development& Operations), Mobile, Open source, embedded systems and IoT devices, advanced algorithms for AI, Big Data and Analytical BI, M/F, security & cyber, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required, in each case allowing us to create significant value for our clients in managing, streamlining, accelerating and making their businesses thrive. The talents we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

Magic Software obtained substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. It takes time to truly learn its customers’ business goals and choose the most appropriate technologies, architecture and approaches for each project, so we can consistently provide effective and efficient solutions. Our research and development teams are at the technological forefront, constantly learning and developing. They work alongside experts from the widest range of fields and disciplines. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Magic Software’s Partnerships and Alliances

Magic Software has built on its existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, AWS, GCP, IBM and SugarCRM to enhance its mobile, integration and cloud offerings.

As part of its cloud and digital transformation activities, Magic Software operates through its subsidiary Comm-IT, which maintains strategic partnerships with leading global cloud providers, including Amazon Web Services (AWS), Google Cloud and Microsoft Azure. Through these partnerships, Comm-IT provides cloud-based solutions and services, including the design, development, integration and operation of cloud environments, as well as migration and modernization of legacy systems and the development of cloud-native and software-as-a-service (SaaS) applications.

For many years, Comm-IT has obtained various certifications and competencies from its cloud partners, including competencies in cloud architecture, data and artificial intelligence (AI), including generative AI, reflecting its capabilities in designing, implementing and scaling advanced cloud-based and AI-driven solutions. These capabilities include supporting customers in the adoption of generative AI technologies, including the identification of relevant use cases, system design and deployment, and integration into enterprise environments. Comm-IT has also received recognition from certain of its cloud partners in connection with its activities, including awards from AWS and Google Cloud in recent years relating to its cloud services and system integration capabilities.

Trends Impacting Magic Software’s Markets

Magic Software has identified the following trends that are relevant to the markets in which it operates, which remain relevant even after Magic Software’s integration into Matrix:

●	Increasing complexity of enterprise IT environments: Enterprises operate multiple applications and platforms developed using different technologies, resulting in complex IT environments. The ability to integrate, update and adapt these systems to evolving business and regulatory requirements remains critical, driving demand for solutions that enable faster and more efficient deployment and integration of applications.

●	Reuse and modernization of existing IT assets: Organizations continue to seek to leverage existing investments in enterprise applications, such as ERP and CRM systems, while enhancing flexibility and supporting new business processes. This drives demand for modular, reusable architectures and application lifecycle management solutions.

●	Cloud adoption and cloud-native architectures: The adoption of cloud computing, including Software-as-a-Service (SaaS), Platform-as-a-Service (PaaS) and Infrastructure-as-a-Service (IaaS), continues to expand, enabling greater agility, scalability and cost efficiency. This trend increases the need for integration tools, hybrid environments and cloud management capabilities.

●	Data platforms and analytics: The volume of data generated by organizations continues to grow significantly, increasing the need for advanced data platforms, data governance and analytics capabilities to support decision-making and business optimization.

●	Artificial intelligence and automation: The increasing adoption of artificial intelligence (AI), including generative AI, is driving demand for new types of applications, automation of business processes and more advanced data-driven solutions, while also impacting traditional development and outsourcing models.

●	Evolution of IT services and sourcing models: IT services are transitioning from traditional capacity-based outsourcing models toward outcome-driven and capability-based models, with greater emphasis on integrated solutions combining software, services and infrastructure.

●	Demand for digital experiences: Organizations continue to invest in digital platforms that provide real-time access to information, improved user experience and seamless integration across systems and devices.

●	Shortage of skilled IT personnel: Demand for skilled technology professionals, particularly in areas such as cloud, data and AI, continues to exceed supply, driving organizations to adopt alternative development approaches and increased outsourcing.

Magic Software’s Software Solutions

Magic Software’s software solutions enable enterprises to accelerate the development, deployment and integration of on-premises and cloud-based business applications. These solutions allow organizations to rapidly customize applications to meet evolving business needs and improve operational efficiency, while supporting integration across multiple systems, databases and business processes. Magic Software’s technology is designed to support rapid time-to-market, cost-effective development and flexible deployment models, including cloud-based environments. Its solutions are particularly relevant in environments requiring integration of multiple platforms, modernization of legacy systems and development of scalable enterprise applications. Its core technology offering consists of low-code, metadata-driven application development and integration platforms that enable developers to design, build and deploy applications with reduced reliance on traditional coding. These platforms include pre-built components and automation capabilities that simplify development processes, reduce implementation risk and accelerate deployment timelines. Magic Software’s software solutions include both application development platforms and integration platforms. These solutions support a broad range of use cases, including application modernization, process automation, system integration and enterprise-wide digital transformation initiatives. The platforms are designed to be scalable, platform-agnostic and interoperable with widely used enterprise technologies, including SAP, Oracle, Microsoft and Salesforce ecosystems.

Magic Software distributes its solutions globally through a combination of direct sales, independent distributors, system integrators and technology partners. In addition, it provides maintenance, support, training and consulting services to support the implementation and ongoing use of its solutions.

The underlying principles of Magic Software’s technology include:

●	Simplicity, through low-code development tools that reduce reliance on traditional programming;

●	Business focus, through the use of pre-built logic and components that streamline development;

●	Comprehensiveness, through end-to-end development, deployment and integration capabilities;

●	Automation of mundane tasks, to improve efficiency and reduce development and maintenance effort; and

●	Interoperability, enabling integration across diverse systems, platforms and environments.

Magic Software offers several complementary platforms that address a wide range of enterprise application and integration needs, including Magic xpa, AppBuilder, Magic SmartUX and Magic xpi, as well as data management and analytics capabilities.

Magic xpa Application Platform

Magic xpa is a low-code, metadata-driven application development platform that enables organizations to rapidly build and deploy enterprise-grade business applications across web, mobile and cloud environments. The platform supports multiple deployment models, including on-premises and cloud-based implementations, and allows organizations to develop applications using a unified development approach. It enables organizations to reduce development time and costs, while supporting scalability and flexibility. Its architecture allows applications to be deployed across multiple environments without requiring significant reconfiguration, and supports integration with a wide range of databases and enterprise systems.

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

AppBuilder Application Platform

AppBuilder is a model-driven development environment designed for large-scale enterprise applications, particularly in legacy and hybrid environments. It enables organizations to build, maintain and modernize complex business applications while preserving existing investments in legacy systems. AppBuilder supports multiple deployment environments, including mainframe, cloud and distributed systems.

Magic xpi Integration Platform

Magic xpi is an integration platform that enables organizations to connect applications, systems and data sources across on-premises and cloud environments. The platform supports enterprise application integration, process orchestration and data integration, and is designed to operate in hybrid and multi-cloud environments. As organizations increasingly adopt cloud computing and data-driven business models, the need to integrate data across systems and environments continues to grow. Magic xpi provides tools to support data integration, automation of business processes and improved access to enterprise information, enabling organizations to derive greater value from their data assets.

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

In the aggregate, these core capabilities enable Magic Software to automate and govern end-to-end processes. Magic Software complements these automation technologies with related features like process reporting, analytics and management, which make it simple for organizations to quickly improve and upgrade their automations as business needs change.

Magic SmartUX

Magic SmartUX is a low-code platform designed to support the development of modern, user-centric enterprise applications, particularly in mobile and web environments. The platform enables organizations to enhance existing systems and deliver improved user experiences without requiring significant changes to underlying systems.

FactoryEye

FactoryEye is a cloud-based platform designed for industrial and manufacturing environments. It enables organizations to collect and analyze operational data in real time and improve decision-making and operational efficiency. The platform integrates with existing enterprise and operational systems and supports digital transformation initiatives in manufacturing environments.

Magic Software continues to develop and enhance its platforms to address evolving market trends, including increased adoption of cloud computing, data-driven decision-making and artificial intelligence technologies.

Magic Software Vertical software solutions

Magic Software develops and offers a range of proprietary vertical software solutions that address the specific needs of customers in selected industries, including healthcare, human capital management, air cargo logistics and rehabilitation services

Clicks™

 Magic Software’s Roshtov subsidiary develops Clicks™, a software platform for the management of medical information systems used by healthcare providers. The platform integrates clinical, administrative and financial data and enables the management and analysis of patient information across healthcare organizations. Clicks™ is designed to support complex healthcare environments and is used by major healthcare organizations, including health maintenance organizations, hospitals and other medical service providers. The platform supports large-scale operations and is tailored to the needs of organizations managing significant volumes of patient data and regulatory requirements.

Clicks™ is built on a configurable application framework that enables the development, customization and ongoing enhancement of healthcare applications. This architecture allows customers to adapt the system to evolving operational, clinical and regulatory needs. The platform is typically deployed in long-term customer environments and is supported by ongoing development, maintenance and enhancement activities. Updates and new functionalities are delivered on a continuous basis, reflecting changing customer requirements and regulatory developments. It is designed to operate in mission-critical environments, supporting high availability and continuous operation, and is integrated with a wide range of external systems within the healthcare ecosystem.

HR Pulse

 HR Pulse is a proprietary platform for human capital management (HCM), designed to support the collection, analysis and management of workforce-related data. The platform supports a range of functions, including performance and goal management, employee development, talent management and succession planning, and compensation management. Magic Software also offers HCM-related SaaS solutions, including Pilat First and Pilat Professional, which enable organizations to implement customized HCM solutions.

Hermes Cargo

Hermes Cargo is a proprietary software solution for the management of air cargo operations, designed for airlines, ground handlers and airport cargo terminals. The platform supports end-to-end cargo handling processes, including physical handling, documentation, customs, electronic data interchange (EDI), tracking and tracing, security and billing. The Hermes platform is designed to operate in complex logistics environments and enables organizations to manage both import and export processes, as well as transit cargo flows. It provides real-time visibility and control over warehouse operations, supports automation of operational workflows and enables efficient resource allocation and process optimization.

Hermes Cargo is offered primarily as a cloud-based Software-as-a-Service (SaaS) solution and forms part of a broader modular ecosystem that includes additional applications and capabilities, such as business intelligence, data management, track-and-trace tools, and integration interfaces. This architecture allows customers to tailor the solution to their operational requirements and integrate it with existing systems. The platform is designed to support high-volume cargo operations and has been implemented across numerous cargo terminals worldwide, serving both large international airlines and independent ground handling operators. Customers include global aviation and logistics organizations, and the system supports operations handling significant cargo volumes across multiple regions.

Hermes Cargo enables customers to improve operational efficiency, reduce handling errors, enhance data visibility and support compliance with industry standards and regulatory requirements. The solution is offered under flexible commercial models, including subscription-based SaaS arrangements.

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

Magic Software Product Development

Magic Software invests in research and development to enhance its existing technologies and develop new solutions. Its development efforts focus on maintaining technological capabilities, supporting evolving market requirements and incorporating emerging technologies, including cloud and artificial intelligence.

Magic Software Product-Related Services

Magic Software provides a range of product-related services to support its software solutions, including:

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

Magic Software IT Services

Background

The core of Magic Software’s growth strategy is to serve as a one-stop-shop for its clients, helping them accelerate their digital transformation to enhance competitiveness, grow profitability and deliver sustainable stakeholder value. Magic Software, as part of Matrix, uses its deep industry and functional expertise to help clients capture more growth and solve a diverse set of business challenges, including identifying and developing new products and services; improving sales and customer experience; optimizing cost structures; maximizing human performance; harnessing data to improve decision-making; mitigating risk and enhancing security; shaping and delivering value from large-scale cloud migrations; and digitizing manufacturing and operations with smart, connected products and platforms.

Magic Software services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Its integration services include:

●	Infrastructure analysis, design and delivery, including management of complex and large-scale projects;.

●	Technology consulting and implementation services, including end-to-end delivery of networking, cybersecurity, command and control and high-performance transaction systems; and

●	Application development, including development of on-premises, mobile and cloud-based applications, as well as embedded and real-time systems.

Magic Software is a talent- and innovation-led organization with approximately 4,072 people as of December 31, 2025, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,475 experts, the majority of whom are in Israel, the U.S, and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

Magic Software provides (and will continue to provide following its integration into Matrix) a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Its wholly-owned subsidiaries provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Magic Software’s technical personnel generally supplement the in-house capabilities of its customers. Magic Software’s approach is to make available a broad range of technical personnel to meet the requirements of its customers rather than focusing on specific specialized areas. Magic Software has extensive knowledge of and has worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Magic Software’s consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, Magic Software can rapidly respond to a wide range of requirements with well qualified candidates. Magic Software’s customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. Magic Software has built long-term relationships with its customers by providing expert telecom talent. Magic Software provides individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, Magic Software configures teams of technical consultants for assigned projects at its customers’ sites.

Michpal Technologies Ltd.

General

Michpal is an Israeli technology company engaged in the development and provision of proprietary software solutions and related services in the fields of payroll, human capital management (HCM), pension administration, financial management and business process automation. Michpal’s solutions are solely marketed in Israel and are used by a broad range of customers, including enterprises, government entities, payroll service providers, accounting firms and financial professionals

Michpal operates as a technology-driven platform company, offering an integrated suite of software products and services that support the full lifecycle of workforce management, financial administration and regulatory compliance processes. Its solutions are designed to address the increasing complexity of payroll, tax, pension and reporting requirements, while enabling organizations to digitize and automate business processes.

Initial Public Offering

In September 2025, Michpal completed an initial public offering of its shares on the TASE, following the publication of a prospectus in August 2025. As a result of the IPO, Michpal became a public company under Israeli law. Following the IPO, we continue to hold a controlling interest in Michpal, and its financial results are consolidated in our financial statements. The IPO enhanced Michpal’s access to capital markets, increased its financial flexibility and supports the continued expansion of its operations, including investments in technology, product development and strategic acquisitions. In connection with the IPO, Michpal issued 4,910,000 new shares at a price of NIS 61.1 per share, for aggregate gross proceeds of approximately NIS 300 million (approximately $89.9 million). The expenses associated with the IPO amounted to approximately NIS 11.3 million (approximately $3.4 million).

Business Activities

Michpal’s activities are focused on providing software solutions and services across several complementary domains, centered around payroll, human capital management and financial operations. Michpal’s core offering is a comprehensive payroll and workforce management platform, which enables organizations to manage employee compensation, regulatory reporting, tax compliance, pension administration and related processes. The platform supports the preparation of payroll, pay statements, tax filings, social security reporting and regulatory documentation, and integrates with enterprise resource planning (ERP) systems and other enterprise applications. In addition to its core payroll platform, Michpal provides a range of complementary solutions, including employee attendance management systems, digital employee self-service portals, and analytics and reporting tools. These solutions are offered both as software products and as services, including outsourced payroll processing and related professional services. Michpal has also developed and offers digital pension reporting solutions, including “Michpal Pension,” “Michpal PensionPlus” and “Michpal 360,” which enable employers and payroll service providers to comply with regulatory requirements for pension reporting and fund transfers. These solutions are widely adopted in the Israeli market and are integrated into Michpal’s broader payroll ecosystem.

Business Segments

Michpal operates through two primary business segments:

Payroll, Human Capital Management and Pension Solutions:

This segment represents Michpal’s core activity and includes software solutions and services for payroll processing, pension administration, workforce management and human resources. The segment includes both software products (on-premises and cloud-based) and service offerings, including outsourced payroll services. These solutions enable customers to manage the full payroll lifecycle, including salary calculation, tax and social security reporting, pension contributions, attendance tracking and regulatory compliance. The segment also includes consulting and professional services, including payroll advisory, labor law compliance and support services.

Michpal has expanded this segment in recent years through targeted acquisitions of complementary technologies and services. These include, among others, the acquisition of Unique Software Industries Ltd. in 2019, which provides advanced payroll solutions for complex organizational environments, including collective agreements and public sector payroll frameworks; the acquisition of a 60% share interest in Meida Computers Software Solutions (G.D) Ltd. in July 2024, which develops a recruitment and candidate screening platform incorporating artificial intelligence capabilities; the acquisition of a 60% share interest in Y-IT Ltd. in October 2024, which provides a technology platform for workforce and transportation management, including attendance tracking and payroll-related calculations; the acquisition of a 70% share interest in Mishmarot Technologies Ltd. in July 2025, which develops AI-based workforce scheduling and resource planning solution the acquisition of a 60% of share interest in Linkach Ltd., which develops and markets a secure cloud platform for recruiting candidates through online communities and diverse digital channels.

In addition, in November 2025, Michpal entered into an agreement to acquire 60% of the share capital of the Tzviran Group, a provider of compensation data, pension consulting and human resources advisory services to organizations across the public and private sectors. The transaction was completed on April 1, 2026, following the satisfaction of closing conditions, including the receipt of regulatory approvals. This acquisition is expected to further strengthen Michpal’s position in compensation analytics, pension advisory and HR consulting services.

Business Process, Financial Management and Digital Solutions

This segment includes software solutions and services for managing financial processes, accounting workflows and business operations. The segment includes cloud-based accounting systems, financial reporting solutions, digital document management platforms, workflow automation tools and e-signature solutions. This segment also includes software solutions for accountants, tax advisors, bookkeepers and financial professionals, as well as training and professional services in these fields. These solutions enable customers to digitize and automate financial processes and improve operational efficiency

Michpal has also expanded its business process and financial solutions segment through acquisitions of software platforms and technology capabilities. These include: the acquisition of Formally – Smart Forms Systems Ltd., which provides digital platforms for managing complex business processes, including solutions for the insurance and banking sectors and tools for digital form creation and workflow automation; the acquisition of a 70% share interest in Hashav Information Systems (2012) Ltd. in January 2024, which offers cloud-native financial management platforms for accountants and financial professionals; the acquisition of Liram Software Ltd., a provider of financial and accounting software solutions for professional users; and the acquisition of a 70% share interest in Paperless Accounting Ltd. in December 2024, which provides cloud-based accounting automation solutions, including digital invoice processing and automated bookkeeping. In addition, Michpal acquired a 60% share interest in Emalogic Software Ltd. in June 2023, a provider of software development, implementation and integration services, specializing in enterprise systems, cloud migration and AI-based solutions, which supports the development and enhancement of Michpal’s broader technology platform and contributes to internal synergies across the group.

Strategy and Growth

Michpal’s strategy focuses on expanding its integrated platform and strengthening its position in the Israeli market through a combination of organic growth and acquisitions. Since 2017, Michpal has significantly expanded its activities beyond its traditional payroll business into adjacent domains, including recruitment and human resources systems, financial and accounting software, digital workflow platforms and automation solutions. Michpal continues to invest in the development of cloud-based solutions, automation tools and artificial intelligence (AI) capabilities, aimed at improving user experience, enhancing analytics and enabling more efficient processing of payroll and financial data.

Customers

As of December 31, 2025, Michpal serves more than 15,000 customers in Israel, most of which are long-term customers. Its customer base includes small and medium-sized businesses, large enterprises, government entities, financial institutions, payroll service providers and professional firms. Michpal benefits from long-term customer relationships and high switching costs, due to the critical nature of its solutions, their integration into customers’ core systems and the regulatory complexity associated with payroll and financial processes.

A significant portion of Michpal’s revenues is derived from a limited number of large customers. In particular, a substantial part of its payroll-related activities is conducted through a long-term engagement with the Israeli Ministry of Education, primarily through its subsidiary Unique Software Industries Ltd., which provides payroll processing systems and related services for employees in the education sector. For the year ended December 31, 2025, this customer accounted for approximately 13% of Michpal’s revenues.

In April 2025, Unique won a new tender for the continued implementation and operation of the payroll system for the employees of the Ministry of Education amending the terms of its existing agreement with the Ministry of Education. The new agreement is expected to commence by January 1, 2028 and is subject to customary terms, including pricing adjustments and termination rights. Based on the terms of the new tender, Michpal expects that, beginning in 2028, the pricing structure may result in a moderate decrease in operating margins within the relevant activity segment, although such impact may be partially offset by potential increases in activity volumes and additional related services.

Market Environment

Michpal operates in a market characterized by increasing regulatory requirements, growing demand for automation and digitalization of business processes, and a transition toward cloud-based solutions. Organizations are increasingly seeking integrated platforms that combine payroll, human resources, financial management and compliance capabilities. In addition, the growing use of artificial intelligence and data analytics is driving demand for more advanced solutions that enable automation, predictive insights and improved decision-making. Michpal’s platform is designed to address these trends and to support customers in adapting to evolving technological and regulatory environments.

InSync

 InSync is a US-based national supplier of employees to Vendor Management Systems (VMS) Workforce Management Program accounts. InSync specializes in providing professionals in the following areas: Accounting and Finance, Administrative, Customer Service, Clinical, Scientific and Healthcare, Engineering, Manufacturing and Operations, Human Resources, IT Technology, LI/MFG, and Marketing and Sales. With an experienced team of IT recruiters, InSync can rapidly respond to a wide range of requirements with well-qualified candidates. InSync currently supports more than 30 VMS program customers with employees in over 40 states.

Zap Group

Zap Group, an Israeli private company, is Israel’s largest group of consumer websites which manages more than 20 leading consumer websites from diverse content worlds with a total of more than 17 million visits per month, including Zap Price Comparison website, Zap Yellow Pages (the largest business index in Israel) and Zap Rest (Israel’s restaurants index). Zap Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and an access to an E-commerce platform to allow them to engage with their consumers. Zap Group serves over 400,000 listed businesses on its platforms; approximately 16,000 of them are paying customers.

The websites managed and offered by Zap Group offer consumers a user-friendly search experience with a variety of advanced tools, which enable them to make educated purchase decisions in the best and most informed way.

Digital Solutions

Zap Group provides a variety of digital advertising solutions for its customers (small and medium businesses in Israel) and access to an E-commerce platform that allows them to engage with their consumers. Zap Group regularly seeks to develop attractive digital solutions, which it believes to have market potential for small and medium businesses and their end user. All of Zap Group’s investments in this area have been proven, where we believe we can leverage our experience to enhance product positioning and increase market penetration. We provide our management, technical and financial expertise, and marketing experience to help bring these products to market.

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

Since 2021, Zap Group operates a website for car sellers and buyers, which provides a marketplace where buyers can explore on one website various options for buying a second-hand car (B2C). The platform allows the buyer to compare prices, specs, financing, peripheral services, accessories and overall packages. The online, real-time supply availability enables transparency, and also provides the buyer an aggregated view of specific sellers and agencies, and direct contact with a large pool of sellers.

In December 2022 Zap Group concluded the acquisition of 51% of the outstanding share capital of N.C Marketing and Advertising Ltd. (also known as Safra digital marketing) and 51% of the outstanding share capital of Marcomit Ltd., or Marcomit. Safra digital marketing is an Israeli company specializing in social media services, including Facebook, Instagram and Tik-tok. Marcomit is an Israeli company specializing in digital branding for large enterprises, including advanced branding materials for media and digital advertising.

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

Our Affiliated Company

TSG Systems

TSG Advanced IT Systems Ltd., or TSG Systems, is an Israeli technology company engaged in the development, supply, implementation, integration, consulting and maintenance of software-based technological systems and related services. TSG Systems serves both defense customers, including armies, government ministries and law enforcement agencies, and civilian customers, including local authorities, government bodies and private organizations.

TSG Systems’ activities have a long operating history, dating back to the 1960s as part of the systems and software activities of Tekem. In 2016, Formula and Israel Aerospace Industries Ltd. acquired TSG Systems. TSG Systems became a public company in 2024, following the listing of its shares on the TASE. As of December 31, 2025, TSG Systems operates through two reportable business segments: the defense segment and the civilian segment.

Defense Segment

TSG Systems’ defense segment includes research, development, supply, implementation, consulting and maintenance of systems, software solutions and services for defense, para-defense and governmental customers in Israel and abroad. These customers include armies, police forces, government authorities, defense industries and related organizations. The segment’s solutions include command and control systems at strategic, operational and tactical levels, information fusion, artificial intelligence-based capabilities, intelligence analysis systems, recording and debriefing systems, homeland security solutions, systems for managing and monitoring complex communication networks, testing equipment for complex technological systems, and project planning and management services in the fields of technology and operational engineering. TSG Systems’ defense solutions are typically developed and adapted to specific customer requirements. In some cases, TSG Systems acts as a prime contractor, while in others it serves as a subcontractor in larger defense projects led by major defense contractors. TSG Systems’ work in this segment is generally project-based and may include long-term maintenance, upgrades and support.

TSG Systems’ principal defense product categories include:

Command & Control Solutions

TSG Systems offers sophisticated and innovative command and control solutions that support military and civilian sectors on land, air and sea. TSG Systems provides a variety of command and control solutions ranging from strategic battlefield management to tactical and special operations forces. TSG Systems’ systems cover all echelons of management, from national and regional levels down to the operational and tactical levels. Its systems are field proven and used by military forces, security services and public safety organizations worldwide.

The command-and-control solutions developed by TSG Systems are designed to enable the management, control, and oversight of its clients’ relevant operational data, and to manage operational areas across different arms in the field (land, air, and sea). In this framework, TSG Systems’ solutions facilitate the internal processing of data received through the systems, provide precise information on the relevant operational areas, and plan activities through a central control and command center, allowing proper flow of information along the entire chain of command, presenting a unified and complete picture. Furthermore, there are command and control solutions developed by TSG Systems that are intended to be integrated as part of other third-party solutions, such as radar systems. Generally, TSG Systems operates as a subcontractor for these entities, developing integrated command and control systems, including in C4ISTAR configurations.

Among the command and control systems developed by TSG Systems are: (i) the IDF General Staff command and control platform- “Triat Agam”- a central C4ISR system of the IDF General Staff designed to link received information with different arms in the field (as of the date of this annual report, and given the completion of the system’s development and implementation, TSG Systems is primarily engaged in the maintenance and upgrade of this system); (ii) “Avnei Hoshen”- developed and maintained by TSG Systems for monitoring and controlling the IDF C4I Branch’s communication network; and (iii) the “Shual” C4ISR system for the IDF’s Home Front Command— which is installed in municipalities and local authorities across Israel, for activities with Israel IDF Home Front Command. The development process for most of these systems (which generally involves software aspects) is funded by the client, which specifies its needs in each case.

Intelligence, Surveillance and Knowledge Management Solutions

TSG Systems’ Intelligence solutions for security agencies and defense forces meet the demand for accurate and timely intelligence, based on multiple sources and sensors. TSG Systems’ unique technologies cover the entire life cycle of intelligence, from acquisition to fusion, analysis, distribution, target management and more. TSG Systems’ Knowledge Management solutions provide public sector bodies with the capacity to effectively manage their organizational data, support decision making and follow-up. Thes type of solutions are primarily marketed to security agencies and law enforcement bodies domestically (in Israel) and internationally. These entities utilize these solutions for mapping and analyzing intelligence data, enabling the planning of complex operations and tactical action plans. These capabilities are crucial for preparing and executing strategies that require precise, real-time information to make informed decisions on the ground.

Telecommunication & IT Management Solutions

TSG Systems has extensive experience in developing and integrating telecommunications and IT solutions and tools such as Operations Support Systems (OSS), Contact Centers, Back Office Optimization and Value-Added Services (VAS) that are tailored to meet the requirements of multiple applications. Leveraging deep know-how in telecommunications, TSG Systems provides wide-ranging offering suitable for public and private sector organizations.

Cyber Security Solutions & Services:

TSG Systems provides cutting-edge security services and solutions to government and private sectors including secure critical infrastructure and financial institutions in cyber space. TSG Systems cyber solutions, Cyber Security Center (CSC), Security Training, Security Investigations and Security Engineering support the establishment of a safe, secure and reliable work environment and cover, among other things, Security Engineering, Digital Forensics, Computer emergency response teams (CERT), Mobile Security, and Training.

Homeland Security Solutions (HLS)

TSG Systems’ field proven homeland security solutions maximize safety and security while minimizing threats. TSG Systems provide its clients with paramount technologies ranging from emergency management and Chemical, biological, radiological and nuclear defense (CBRN) systems, to rescue and special operations and smart and safe city solutions.

Supporting Tools:

TSG Systems offers a variety of supporting system and solutions, providing dynamic and customizable field proven applications for in the following verticals:

●	Facility Management

●	Recording and Debriefing systems

●	Trainers and Simulators

●	Mapping Engines

The demand for solutions, systems and services offered by TSG Systems for the defense sector, which over the years was generally stable, is expected to increase due to current global developments reflected in the increase of both the number of regions, and the scope of events, where conflicts have been occurring worldwide, such as the Middle East (including the Israeli-U.S. war against Iran, which Iran expanded into a broader regional conflict, including also countries located in the Persian Gulf), the Russia-Ukraine war and its repercussions on neighboring European countries and even on other global territories, and the security situation in Syria and its global repercussions on nearby areas (such as Israel, Turkey, and even Azerbaijan). These trends should lead to increasing investment by many countries (especially some European countries) in their technological systems to strengthen their security infrastructure, creating new opportunities for the marketing of TSG Systems’ products. We believe that these trends may advance TSG Systems’ ability to integrate its products into various systems in the defense sector both domestically and globally, and significantly impact its operational results.

During 2025, TSG Systems expanded this segment through the acquisition of 70% of P.S.I. Instrumentation and Process Control Ltd., which operates in defense maintenance and engineering and provides complementary capabilities to TSG Systems’ defense activities. In addition, the results of Puzzle Projects Ltd., acquired through Elita Project Management Ltd. in December 2024, were consolidated in TSG Systems’ results from January 1, 2025. Puzzle provides project planning and management, operational engineering, training, digital and creative services, primarily for defense-sector customers.

Demand for TSG Systems’ defense solutions is affected by defense budgets, geopolitical developments, regional conflicts and the increasing need of defense organizations to deploy advanced technology-based systems. The continued use of advanced intelligence, cyber, command and control, automation and artificial intelligence capabilities in defense environments is expected to remain an important driver of demand for TSG Systems’ solutions, although future demand depends on government budgets, procurement priorities, regulatory approvals and other factors outside TSG Systems’ control.

A substantial portion of TSG Systems’ defense segment revenues is derived from Israeli government and defense-related customers, including the Israeli Ministry of Defense, Israel Aerospace Industries and other defense-sector customers. TSG Systems’ activities in this segment are subject to defense-related regulation, security classifications, export control requirements and customer-specific procurement procedures.

Civilian Segment

TSG Systems’ civilian segment includes the development, supply, implementation, support and maintenance of systems, products, software solutions and services for civilian customers, primarily in Israel. This segment serves local authorities, government entities, private organizations and companies in sectors such as finance, telecommunications and commerce.

The civilian segment includes:

●	software systems and services for local authorities, including billing and collection, accounting, welfare, population registry, education, engineering, municipal surveys, measurements, property management and smart-city related systems;

●	cybersecurity monitoring and control services, including SOC-based services for organizations and local authorities; and

●	customer service and contact center solutions, including advanced systems for operating customer service centers for financial, telecommunications and other organizations

TSG Systems’ civilian activities are conducted mainly through E.P.R. Systems Ltd., Bar Technologies Ltd., Q.R.T. Quality Security Solutions Ltd. and A.S.D. Property Management (1993) Ltd.

EPR Systems, is headquartered in Israel, has over 20 years of experience, and serves more than 100 local authorities in Israel. EPR Systems offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. Additionally, EPR Systems offers a full scope of expert implementation, application management and hosting services, enabling municipal institutions to execute their digital and business strategies. The remainder of EPR Systems was acquired TSG Systems pursuant to a definitive agreement entered into in December 2024. The acquisition of EPR Systems aligned with TSG Systems’ strategic objective to deepen control over its core municipal software business.

Since January 2023, TSG Systems also owns Bar Technologies Ltd., which is an Israeli based company engaged in the development and sale of software and services to local authorities, in aspects related to engineering activities, urban planning, and asset planning, in a manner that complements TSG Systems’ activities and EPR Systems’ activities.

Q.R.T. provides cyber monitoring and control services and also supports TSG Systems’ contact center activities. TSG Systems markets and implements software systems for communication centers used by large organizations, supporting voice, chat, email, video, mobile and social media channels, together with management, monitoring and analytics tools.

A.S.D., acquired in 2025, provides municipal survey and measurement services for municipal taxation and property management, as well as services related to registration of condominiums, digital registration plans and architectural plans.

Geographical Distribution of Revenues

The following table summarizes our consolidated revenues classified by geographic regions of our customers, for the periods indicated:

	U.S. dollars, in thousands
	2025(*)	2024(*)
Israel	$2,092,849	$1,725,764
International:
United States	435,800	387,864
Europe	83,866	88,000
Japan	11,920	12,673
Other (mainly Asia pacific)	2,689	4,133
Total	$2,627,124	$2,218,434

(*)	Due to the acquisition of Sapiens by Advent in November 2025, the results of Sapiens have been deconsolidated from our statements of income for the 2025 year and are therefore excluded from our revenues as presented in this table. Comparative figures for our revenues for 2024 have been reclassified to conform with that presentation and to exclude revenues of Sapiens as well, in accordance with IFRS 5.

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

Matrix’s/ Magic Software’s Competitive Landscape

Matrix and Magic Software operate in highly competitive markets across their various lines of business, including IT solutions and services, consulting and management, software product distribution, cloud and infrastructure solutions and engineering services.

Israel

In the Israeli market, the principal competitors of Matrix and Magic Software include IT services companies and system integrators such as Hilan, Malam-Team, One1, TSG Systems, Aman, Elad, Yael, Emet Computing, Amnet, Abra, SQLink, Log-on, HMS, SpeedValue, Kyndryl and IBM Israel. In addition, numerous small and medium-sized companies operate in Israel, specializing in specific areas in which Matrix and Magic Software operate, and also compete with them.

In the engineering domain, Matrix’s principal competitors include companies engaged in project management for construction and infrastructure, engineering design firms and environmental consulting and planning companies, such as Eldad Spivak Engineering, Gadish Group, Epstein Project Management, Hefet Engineering and Baran Group.

In addition, large accounting and advisory firms, including members of the “Big-4,” have expanded their service offerings in recent years to include IT services in areas such as business intelligence (BI), cybersecurity, ERP, CRM and cloud solutions, as well as consulting and management services. These firms compete directly with Matrix and Magic Software, particularly given their access to senior decision-makers within organizations and their established client relationships.

Most of the IT solutions and services provided by Matrix and Magic Software are not characterized by unique specialization, and therefore barriers to entry in certain areas are relatively low. However, Matrix and Magic Software believe that their specialization in specific industries and sectors, the breadth of their service offerings, their experienced management teams and professional workforce, their scale and financial strength, and their long-standing reputation provide them with important competitive advantages. In addition, the ability of Matrix and Magic Software to offer a wide range of integrated solutions under one roof enhances their ability to compete for large and complex projects.

United States and International Markets

In the United States and other international markets, Matrix and Magic Software compete with numerous service providers offering similar IT services, including companies that provide offshore services (primarily from India) at lower cost structures. Matrix and Magic Software do not have substantiated estimates of their market share in these markets, and their share of the U.S. market is not material.

In certain areas, including governance, risk and compliance (GRC), Matrix competes with large global corporations such as IBM, Accenture and Oracle, as well as the consulting divisions of the Big-4 accounting firms and system vendors that provide implementation and support services for their own products.

To address competitive conditions in these markets, Matrix and Magic Software seek to optimize their cost structures and delivery models by leveraging offshore and nearshore development centers (including in India and Eastern Europe), employing remote personnel in the United States, and utilizing development resources in Israel. Matrix and Magic Software also seek to expand their service offerings, strengthen partnerships and pursue acquisitions to enhance their capabilities.

Software Products

In the software products segment, Matrix competes with a variety of entities, including Israeli distributors of software products developed by international vendors, local subsidiaries of global software companies and, in some cases, Israeli companies that develop competing proprietary solutions.

Competition in this segment is driven primarily by product positioning, functionality, pricing, and the ability to provide implementation, maintenance and support services. Matrix’s principal competitors include, among others, Hilan, Malam-Team, One1, Aman, Bynet and other providers. In addition, major cloud providers such as Amazon Web Services, Microsoft Azure and Google Cloud compete by offering customers the ability to purchase software subscriptions directly through their platforms.

Infrastructure, Cloud and Equipment Solutions

In the infrastructure solutions domain, Matrix competes with numerous providers of computing and communication infrastructure solutions, as well as suppliers of hardware, software licenses and related services. These markets are generally characterized by relatively low barriers to entry in certain areas.

Matrix’s principal competitors in this domain include One1, Malam-Team, Bynet Communications and Emet Computing, as well as various small and medium-sized companies.

In cloud services, Matrix and Magic Software compete with cloud service providers and integrators such as AllCloud and DoIT, as well as with global cloud providers themselves, including Amazon Web Services, Microsoft Azure and Google Cloud, which increasingly market services directly to end customers.

In the distribution of computers and peripheral equipment, Matrix competes with additional distributors of branded systems, including One1, Malam-Team and Emet Computing.

Other Activities

In the office automation segment, the market is characterized by relatively high barriers to entry, including significant capital investment and the need for logistics and service infrastructure. Matrix’s principal competitors in this field include Getter, Yazamco, Mafil, Copytech and Tzilumatik.

Magic Software’s Competitive Landscape

The markets for Magic Software’s Magic xpa and Magic xpi platforms—recently acquired by Matrix— are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, mergers and acquisitions, and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to continue to intensify. The growth of cloud adoption and mobile markets increases the competition in these areas. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to our direct competitors and other players.

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

With Magic xpi, Magic Software competes in the integration platform market, which is highly competitive and rapidly evolving. Among its current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell-Boomi, Scribe and Software AG.

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

As Magic Software’s market grows, we expect that it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in the market for Magic Software’s business include:

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

Michpal’s Competitive Landscape

The markets in which Michpal operates are competitive and include a number of providers of software solutions and services in the areas of payroll, pension administration, human capital management, recruitment and workforce management. Michpal is considered one of the leading providers of payroll solutions in Israel, which represents a core component of its overall business. Its broader portfolio includes complementary solutions in human capital management, recruitment, attendance management and pension operations, which together form an integrated offering for enterprise customers.

Michpal’s principal competitors in the payroll, pension and related solutions market include T.M.L Solutions (through Shiklulit), One Technologies (through OneCity, formerly the Automation Company), Malam Team (through Malam Payroll) and Hilan. In the areas of recruitment and human capital management, Michpal competes with providers such as Nilosoft and CV-Next. In workforce management and attendance systems, competitors include Malam Team (including Synel), Synel and Hilan, as well as additional local providers. Michpal is unable to estimate its precise market share in these segments, although it believes it holds a meaningful position in the Israeli payroll solutions market.

Michpal competes based on a number of factors, including the breadth and integration of its product offering, functionality, ease of use, customer support, long-term customer relationships and pricing. Michpal’s solutions are designed to provide an integrated platform combining payroll, human resources, recruitment, pension administration and related services, which the company believes strengthens its competitive position.

In addition, certain of Michpal’s solutions are characterized by high levels of customer adoption and integration into customers’ core systems, resulting in significant data accumulation and user familiarity. As a result, migration to alternative systems may involve complexity and cost for customers. At the same time, Michpal seeks to facilitate onboarding of new customers by offering tools and processes designed to simplify data migration and system implementation.

Michpal believes that its competitive position is supported by its long-standing market presence, broad customer base, diversified product portfolio and ongoing investment in product development and technological enhancements.

With respect to Michpal’s operations under the Business Process, Financial Management and Digital Solutions segment, the markets in which it operates under this segment are highly competitive and include numerous providers of software solutions, digital platforms and professional services in the areas of financial management, accounting, workflow automation and business process digitization, both in Israel and globally. While certain of Michpal’s solutions in this segment are characterized by specialized functionality, particularly those offered by Formally in the areas of insurance and financial services workflows, most of the products and services offered in this segment do not exhibit a high degree of product differentiation and are subject to broad competition.

Michpal competes with a range of companies, including large software providers as well as smaller, specialized vendors. Its principal competitors in this segment include Hilan, Hashavim, T.M.L., Ardani Business Software Ltd., One Technologies, Malam Team, Finbot, iCount, Invoice4u and other providers. In addition, with respect to certain specialized product categories, including insurance-related workflow solutions and digital forms platforms, Michpal competes with companies such as Tutim, Almogor, SMS and providers of digital forms solutions such as Iforms and Tofsy.

Competition in this business segment requires continuous expansion of product offerings, improvement of service levels and ongoing investment in technological capabilities and professional expertise. Michpal believes that its competitive position is supported by the breadth of its product portfolio, the integration of its solutions, its professional workforce and its accumulated experience and market presence.

Given the wide range of products and services included in this segment and the diversity of competitors, Michpal estimates that its market share in this segment is not significant.

In addition, in certain areas, Michpal competes with smaller vendors that provide niche solutions tailored to specific customer requirements.

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

In addition, our quarterly results are also influenced by the number of working days in each period in Israel. For example, during the Jewish holidays period (typically at the end of the third quarter and beginning of the fourth quarter or at the end of the first quarter and beginning of the second quarter), when the number of working days is lower, we tend to see a decrease in our revenues, which may impact our quarterly results. Following is the quarterly breakdown, by percentage, of standard working hours in each quarter of 2026 and 2025 in the Israeli market, which accounts for approximately 80% of our annual revenues in 2025:

	1st quarter	2nd quarter	3rd quarter	4th quarter
2026	25.3%	23.8%	25.2%	25.7%
2025	25.5%	24.5%	25.4%	24.6%

In 2025, seasonality due to the Jewish holiday periods adversely impacted the second and fourth quarters (in addition to any adverse impact on working hours caused by the reserve military duty of various workers). In 2026, we expect seasonality due to the Jewish holiday periods to adversely impact the second and third quarters.

The following table presents our allocation of revenues per quarter in 2025 and 2024 (by percentage):

	1st quarter	2nd quarter	3rd quarter	4th quarter
2025	23.6%	22.9%	26.5%	27.0%
2024	25.3%	24.2%	25.4%	25.1%

Raw Materials

Generally, we are not dependent on raw materials or on a single source of supply. Raw materials and components used in our operations are typically available from multiple suppliers worldwide, and their prices are generally not subject to significant volatility. In certain projects, customers may designate specific major subcontractors.

In addition to physical components, our operations rely on third-party technologies that we license or distribute. Although we believe that alternative technologies are generally available, the loss of access to any material third-party technology, or the inability to obtain such technology on commercially reasonable terms, could result in delays in product delivery, increased costs, or limitations in functionality until suitable alternatives are identified, licensed or developed. Any such disruption could adversely affect our business and results of operations. We maintain inventory primarily in connection with our hardware and infrastructure-related activities in order to support project execution and provide timely responses to customer requirements. A significant portion of our inventory consists of equipment that has been ordered for customers but not yet delivered. Inventory levels are determined based on project requirements, sales forecasts prepared by our marketing and sales teams, and supplier lead times. In certain cases, we may also procure inventory opportunistically based on expected demand and favorable pricing from manufacturers. As a general matter, the inventory lifecycle is relatively short and typically does not exceed approximately three months. We seek to maintain adequate inventory levels while balancing demand and product availability. In recent years, we have also taken steps to plan inventory on a longer-term basis in response to global supply chain disruptions, including extended manufacturing and shipping lead times, which has supported our ability to continue delivering solutions to customers within reasonable timeframes.

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

Intellectual Property Rights

Matrix (with respect to its proprietary ERP Tafnit system, and with respect to Magic Software’s business), Michpal, TSG Systems, ZAP Group and their subsidiaries rely on a combination of contractual provisions and intellectual property law to protect their proprietary technology. We believe that due to the dynamic nature of the markets in which we operate and software industries, factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services, build upon the protection offered by copyrights. We seek to protect the source code of our products as trade secret information and as unpublished copyright work, although in some cases, we agree to place our source code into escrow. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use its products and contain terms and conditions prohibiting the unauthorized reproduction, reverse engineering or misuse of its products. In addition, we attempt to protect trade secrets and other proprietary information through agreements with employees, consultants and distributors. Sapiens’ trademark rights include rights associated with its use of its trademarks, and rights obtained by registration of its trademarks. Sapiens’ use and registration of its trademarks do not ensure that it has superior rights to others that may have registered or used identical or related marks on related goods or services. In the past we have registered trademarks and tradenames for many of our products both in the US and in the European Union, and we intend to continue to do so going forward. The initial terms of protection for our registered trademarks range from 10-20 years and are renewable thereafter.

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

With respect to our defense sector activities, the Israeli Ministry of Defense usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, a majority of TSG Systems’ revenues in 2025, 2024 and 2023 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Subject to applicable law, regulations and contract requirements, TSG Systems attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract. Accordingly, TSG Systems is bound by an agreement with the Israeli Ministry of Defense, dated June 26, 2019, for an indefinite period, under which it will pay royalties based on all receipts from security exports, after deducting certain expenses, as detailed in the agreement. As of the date of this annual report, the total amount of royalties that TSG Systems paid from its total sales within the framework of security exports is immaterial.

Regulatory Impact

The global financial and defense services industries served in particular by Matrix (including with respect to the business of Magic Software that it has acquired), Michpal, TSG Systems and their subsidiaries are heavily subject to government and market regulation, which is constantly changing. Financial services companies must comply with regulations such as the Sarbanes-Oxley Act, Solvency II, Retail Distribution Review (known as RDR) in the United Kingdom, the European Union General Data Protection Regulation, or GDPR, in the EU, the CCPA, a statute that went into effect on January 1, 2020 in California (and similar privacy legislation in many states throughout the U.S.), the Dodd-Frank Act and other directives regarding transparency. In addition, many individual countries have increased supervision over local financial services companies. For example, regulators in Europe have been very active, motivated by past financial crises and the need for pension restructuring. Distribution of policies is being optimized with the increasing use of bank assurance (selling insurance through a bank’s established distribution channels), supermarkets and kiosks (insurance stands). Increased activity— such as that occurring in Europe— would generally tend to have a positive impact on the demand for our software solutions and services. Nevertheless, insurers are cautiously approaching spending increases, and while many companies have not taken proactive steps to replace their software solutions in recent years, many of them are now looking for innovative, modern replacements to meet the regulatory changes.

Matrix’s (including in respect of Magic Software’s) IT business is generally positively affected by regulatory reform and other regulatory changes with respect to banking, insurance and telecommunications in Israel, as such reforms and changes create demand for specific IT solutions, often in a set, short time frame. In particular, regulation on large financial institutions operating in the Israeli financial market is continuously increasing, as a means of reducing the risk associated with the activities of such financial institutions and increasing transparency and increases the demand for Matrix’s (including Magic Software’s) services offering for entities that become subject to such supervision. Banks’ entry into the sphere of offering advice with respect to pension, insurance and other financial products has also generated demand for Matrix’s IT solutions, given the increased supervision of the Israeli Securities Authority that is triggered by such activities, although the pace at which such demand has grown has been relatively slower. Enhanced disclosure requirements for banks and financial institutions in the Israeli market, such as those published with respect to the required capital liquidity of banks in Israel, have also been generating demand for new IT solutions that Matrix offers. Matrix’s business is also affected by changes in regulations of the SEC, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission, the National Futures Association, the Federal Energy Regulatory Commission, and with respect to requirements relating to Know Your Customer, Customer Identification Programs, Anti-Money Laundering and Fraud Prevention.

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

Environmental, Social & Governance Matters

Our subsidiaries place an emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for their respective customer base, employees, investors, suppliers, and each of their respective communities. This requires that we conduct our business in accordance with all applicable laws and regulations, and to adhere to outstanding ethical business practices. Our subsidiaries have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of their business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision. For example, Matrix is proud to foster a strong female voice in its company, with 52% of its overall human capital resources consisting of women in 2024. We strive to grow women’s representation within our operations.

C.	Organizational Structure

Formula is the parent company of the Formula Group.

The following table presents certain information regarding the Formula Group’s control and ownership of its directly-held investments in subsidiaries and affiliates, as of April 15, 2026.

Subsidiaries and affiliate	Country of Incorporation	Percentage of Ownership
Matrix IT Ltd.	Israel	47.66%

Michpal Micro Computers (1983) Ltd.	Israel	100.0%

TSG IT Advanced Systems Ltd.	Israel	32.87%

InSync Staffing Solutions, Inc.	Delaware	90.09%

Ofek Aerial Photography Ltd	Israel	80%

Zap Group Ltd.	Israel	100%

Shamrad Electronic (1997) Ltd	Israel	100%

Hashahar Telecom and Electricity Ltd	Israel	51.0%

Formula Infrastructure Ltd	Israel	100%

SI Swan UK Topco Limited	Guernsey	21.68%

Other associated company	Israel	21.45%

The ordinary shares of each of Matrix, Michpal, and TSG Systems are traded on the TASE.

D.	Property, Plants and Equipment

Formula’s headquarters, as well as the headquarters and principal administrative, finance, sales, marketing and research and development office of Matrix’s subsidiary, Magic Software, are located in Or-Yehuda, Israel, a suburb of Tel Aviv. Magic Software leases its and our office space, constituting approximately 32,404 square feet, under a lease agreement entered in November 2019. The lease expires in June 2033, with an option for Magic Software to extend for an additional two 5-year term. In 2025, Magic Software paid $0.8 million under that lease. In addition, Magic Software’s subsidiaries lease office space in the United States, Israel, Europe, India, Japan and South Africa. In 2025, Magic Software’s rent costs for those additional facilities totaled $3.6 million, in the aggregate. We believe that Matrix’s facilities for Magic Software, and our existing facilities, are adequate for their current needs.

Matrix leases approximately 831,813 square feet of office space in various locations in Israel (primarily in Kfar Saba, Tel Aviv, Rosh HaAyin, Jerusalem, Modi’in, Tirat Hacarmel, Beit-Shemesh,Tefen, and Lod) pursuant to leases of varying duration, which includes the facility in Kfar Saba that as of 2025 served (and still currently serves) as Matrix’s corporate headquarters. In addition, Matrix leases an aggregate of approximately 49,148 square feet of office space in locations outside of Israel— in the United States, Bulgaria, Macedonia, India and the UK. The lease terms for the spaces that Matrix currently occupies are generally three to four years. In 2024, Matrix moved its headquarters to a new campus in the O-TECH complex in Kfar Saba. The new campus consists of 172,222 square feet of office space across 14 building floors and 150,695 square feet of parking space across 5 building floors. The lease term for the new campus expires in January 2032, with an option by Matrix to extend for an additional two 5-year term with an annual rent cost of approximately NIS 20 million (approximately $5.8 million). In the year ended December 31, 2025, Matrix’s rent costs totaled NIS 76.0 million (approximately $22.0 million), in the aggregate, for all of its leased offices. We believe that Matrix’s existing facilities are adequate for its current needs.

Michpal leases approximately 51,236 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petach-Tikva that serves as Michpal’s corporate headquarters. During the year ended December 31, 2025, Michpal’s rent costs totaled NIS 5.3 million (approximately $1.5 million), in the aggregate, for its leased office space.

Zap Group leases approximately 44,735 square feet of office space in various locations in Israel pursuant to leases of varying duration, including for a facility in Petah-Tikva that serves as Zap Group’s corporate headquarters. During the year ended December 31, 2025 Zap Group’s rent costs totaled $1.0 million, in the aggregate, for its leased office space.

Ofek leases approximately 18,600 square feet of office space in Netanya, Israel, under a lease agreement entered in March 2020 for a term of six (6) years. During the year ended December 31, 2025, Ofek’s rent costs totaled $0.1 million, for its leased office space.

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

Other than our joint control of TSG Systems, in which each of Formula and Israeli Aerospace Industries Ltd. holds 37.33% of its voting power (as of December 31, 2025), our approximate 18.68% indirect equity interest in Sapiens (held via our interest in SI Swan, Sapiens’ ultimate parent company), and our 21.45% share interest in an associate company, we currently have effective control under IFRS 10 in each of our other investees, consisting of Matrix (including Matrix’s wholly-owned subsidiary, Magic Software), Michpal, Ofek Aerial Photography, InSync, Shamrad Electronics, Zap Group Formula Infrastructure and Hashahar Telecom, despite the lack of absolute majority of voting power in Matrix (and, accordingly, its wholly-owned subsidiary, Magic Software). As a result of our effective control in these investees as of December 31, 2025, and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report. Prior to our transition to reporting under IFRS, we consolidated investees in which we held an equity interest only if we held a controlling interest in those companies. Under IFRS 10, we may consolidate entities in which we have effective control. For further information, please see Note 2(4) to our consolidated financial statements included in Item 18 of this annual report.

Because we ceased to have a controlling interest in Sapiens as of the closing of the acquisition of Sapiens by Advent in December 2025, we present the results of Sapiens separately as discontinued operations in our consolidated financial statements for the years ended December 31, 2025 and 2024 included in this annual report, in accordance with IFRS 5. Accordingly, in this Operating and Financial Review and Prospects, we exclude the results of Sapiens from our consolidated results of operations (other than under the separate category of discontinued operations) for each of the years ended December 31, 2025 and 2024, on a retroactive basis (as if Sapiens was not included in our consolidated results of operations for the year December 31, 2024 as well, although it was only acquired by Advent in December 2025).

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

Our consolidated financial statements for the years ended December 31, 2025 and 2024 are prepared in accordance with IFRS. We have presented herein consolidated statements of financial position that comply with IFRS applicable as of December 31, 2025 and 2024. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2025, 2024, and 2023.

We recognize revenues in two categories: the delivery of software services and the delivery of proprietary software solutions and related services. All of our investees recognize revenues from the delivery of software services, and most of them recognize revenues in both revenue categories. For ease of reference, we have separated our subsidiaries into these categories in accordance with the category in which each subsidiary has earned most of its revenues (although each type of revenue is nevertheless recorded according to actual revenue type, rather than based on strict, subsidiary-demarcated categories).

Key Measures of Our Performance

We supplement our IFRS financial disclosures with certain key operating and financial metrics that our management uses to evaluate our performance and monitor trends in our business.

Formula Stand-Alone Financial Position

As a holding company of various investees, we use certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities— as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the Formula Group. These measures consist of: the value of Formula’s investments in its subsidiaries and a jointly controlled entity measured at cost, as adjusted by Formula’s share in its investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to Formula’s management and investors regarding its stand-alone financial position. Formula’s management uses these measures to compare Formula’s performance in any current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for Formula’s management and in quarterly financial reports presented to Formula’s board of directors. Formula believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of Formula does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Formula urges investors to review the consolidated financial statements prepared in accordance with IFRS which are included in this annual report and in Formula’s quarterly earnings releases furnished to the SEC as exhibits to its Reports of Foreign Private Issuer on Form 6-K, and not to rely on any single financial measure to evaluate Formula’s business or financial position.

In measuring its stand-alone financial position as of December 31, 2025, as compared to as of December 31, 2024, Formula’s current assets grew by 1,784.2% over the course of 2025, driven by a 2,998.3% growth in cash and cash equivalents (from $25.6 million to $793.1 million), primarily reflecting the cash proceeds from our disposition of our Sapiens subsidiary in 2025. While Formula’s total investment in its subsidiaries and a jointly controlled entity fell by 26.16%, reflecting the elimination of its investment in Sapiens, its financial assets measured at fair value through profit or loss went from $0 to $300 million, reflecting our investment in SI Swan, in which we hold an approximate 18.68% ownership stake and which serves as the ultimate parent company of our former subsidiary, Sapiens, thereby causing its total non-current assets to increase by 13.1% in 2025, from $777.8 million as of December 31, 2024 to $879.9 million as of December 31, 2025. Overall, therefore, total assets also grew significantly, by 104.7% in 2025, from $820.2 million as of December 31, 2024 to $1.679 billion as of December 31, 2025. Similarly, Formula’s stand-alone equity grew from $679.3 million as of December 31, 2024 to $1.353 billion as of December 31, 2025, reflecting that increase in total assets, as offset in part by smaller increases in total current liabilities (from $52.4 million to $230.0 million, primarily reflecting the growth of other accounts payable from $2.1 million to $152.6 million) and total long-term liabilities (from $88.5 million to $95.7 million).

Our Functional and Reporting Currency

Effective January 1, 2026, subsequent to the reporting period, we changed our functional currency from NIS to U.S. dollars, following a change in the primary economic environment in which we operate. We assessed the relevant primary and secondary indicators in accordance with IAS 21 and determined that the U.S. dollar has become the currency that most faithfully represents the economic effects of our underlying transactions, events and conditions, primarily reflected in the currency in which we hold and manages our monetary assets and conduct our financing activities. The change in functional currency is accounted for prospectively from the date of the change and, therefore, did not affect our financial statements for the year ended December 31, 2025. Since our presentation currency is already the U.S. dollar, no change was made to the presentation currency.

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

This section presents an analysis of our results of operations, on a comparative basis, for the years ended December 31, 2025 and 2024. We have omitted herein a comparative analysis of our results of operations for the years ended December 31, 2024 and 2023. In order to view that analysis, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on May 15, 2025, which analysis is incorporated by reference herein. The results of Sapiens are included in our results of operations for purposes of that 2024-2023 analysis, as Sapiens was a member of our group of companies in each of the years ended December 31, 2024 and 2023. Consequently, our results of operations for the year ended December 31, 2024 as appearing in that 2024-2023 analysis differ in that presentation than in the 2025-2024 analysis that appears herein.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following tables set forth certain data from our consolidated statements of profit or loss for the years ended December 31, 2025 and 2024, as well as such data as a percentage of our revenues for those years. The data has been derived from our audited consolidated financial statements included elsewhere in this annual report. The operating results for the below years should not be considered indicative of results for any future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in this annual report.

Consolidated Statements of Profits or Loss

(U.S. dollars, in thousands)

	2025*	2024*
Revenues	$2,627,124	$2,218,434
Cost of revenues	2,107,962	1,772,678
Gross profit	519,162	445,756
Research and development costs, net	20,023	18,077
Selling, marketing, and general and administrative expenses	311,988	249,716
Other income, net	9,226	5,369
Operating income	196,377	183,332
Financial expenses, net	49,988	24,467

Income before taxes on income	146,389	158,865
Share of profit of companies accounted for at equity, net	3,654	2,077
Taxes on income	40,459	38,773

Net income from continued operations	109,584	122,169
Net income from discontinued operations	559,480	71,621

Net income	669,064	193,790

Net income (loss) attributable to non-controlling interests:
From continued operations	73,070	73,626
From discontinued operations	(10,485)	40,494
Net income (loss) attributable to non-controlling interests

Net income attributable to Formula’s shareholders:
From continued operations	36,514	48,543
From discontinued operations	569,965	31,127
Net income attributable to Formula’s shareholders	606,479	79,670

*	As described above in this annual report, following the completion of the acquisition of Sapiens by Advent in December 2025, the results of Sapiens and the impact of that transaction (whereby most of our interest in Sapiens was disposed of) are presented as discontinued operations in our statements of profits or loss for the year ended December 31, 2025. Comparative figures for the year ended December 31, 2024 have been reclassified accordingly to conform with that presentation.

Statement of Profits or Loss as a

Percentage of Revenues

	2025*	2024*
Revenues	100%	100%
Cost of revenues	80.24	79.91
Gross profit	19.76	20.09
Research and development costs, net	0.76	0.81
Selling, marketing, and general and administrative expenses	11.88	11.26
Other income, net	0.4	0.24
Operating income	7.47	8.26
Financial expenses, net	(1.9)	(1.1)

Income before taxes on income	5.57	7.16
Share of profit of companies accounted for at equity, net	0.14	0.09
Taxes on income	1.54	1.75

Net income from continued operations	4.17	5.50
Net income from discontinued operations	21.3	3.23

Net income	25.47	8.73

Net income (loss) attributable to non-controlling interests:
From continued operations	2.78	3.32
From discontinued operations	(0.40)	1.83
Net income (loss) attributable to non-controlling interests	2.38	5.15

Net income attributable to Formula’s shareholders:
From continued operations	1.39	2.19
From discontinued operations	21.7	1.40
Net income attributable to Formula’s shareholders	23.09	3.59

*	As described above in this annual report, following the completion of the acquisition of Sapiens by Advent in December 2025, the results of Sapiens and the impact of that transaction (whereby most of our interest in Sapiens was disposed of) are presented as discontinued operations in our statements of profits or loss for the year ended December 31, 2025. Comparative figures for the year ended December 31, 2024 have been reclassified accordingly to conform with that presentation.

Revenues. Revenues in 2025 increased by approximately 18.4%, from $2,218.4 million in 2024 to $2,627.1 million in 2025. Revenues from the two categories of our operations were as follows: revenues from the delivery of software services increased by approximately 19.0%, from $2,032.6 million in 2024 to $2,418.4 million in 2025, and revenues from the sale of our proprietary software products and related services increased by approximately 12.3%, from $185.8 million in 2024 to $208.7 million in 2025.

Software Services Revenues

The increase in software services revenues was mainly recorded across the following of our investees reporting under this revenue stream— Matrix, Magic Software and Hashahar Telecom (the last of which was included for the first time in our revenues for a full year in 2025, following its consolidation as of October 2024)— and was primarily due to growth in their revenues as described below.

Matrix

Matrix’s revenues reported under this revenue stream increased from NIS 5,411.7 million (approximately $1,463.1 million) in 2024 to NIS 6,067.0 million (approximately $1,763.6 million) in 2025, reflecting an increase of approximately 12.1% when measured in NIS, Matrix’s local currency (compared to 20.5% when measured in U.S dollars). The increase in Matrix’s revenues in 2025 compared to the corresponding period in the prior year was primarily attributable to growth in activity in the IT Solutions and Services, Consulting and Management in Israel segment and in the Cloud and Infrastructure segment. This increase was partially offset by a decline in revenues in the Software Products Sales, Marketing and Support segment, as well as a slight decrease in revenues in the IT Solutions and Services segment in the United States (in NIS terms, compared to an increase in revenues in U.S. dollar terms). The growth in revenues in 2025 was also impacted by the first-time consolidation of the results of companies acquired by the Company—Gav Systems (from the first quarter of 2025), Ortec (from December 2024 and included for the first time for a full year in 2025) and ALACER (from the fourth quarter of 2024 and included for the first time for a full year in 2025). Excluding the effect of the first-time consolidation of these companies, Matrix recorded organic revenue growth of approximately 7.1% in 2025 (when measured in NIS).

Magic Software

Magic Software’s revenues under this revenue stream increased by approximately 15.2%, from $472.0 million in 2024 to $543.6 million in 2025. This growth (the majority of it was organic) was primarily driven by: (i) strong demand from existing customers in Israel and internationally— particularly within the financial, high-tech, healthcare and defense sectors, for Magic Software’s professional services; and (ii) the full-year consolidation of revenues from its subsidiary, Theoris Inc., or Theoris, acquired in April, 2025.

Hashahar Telecom

Hashahar Telecom’s revenues, reported under this revenue stream, increased from $3.3 million in 2024 to $16.1 million in 2025. The increase in Hashahar Telecom’s revenues reported under this revenue stream was primarily attributable to its first-time consolidation for a full year in 2025, following its consolidation as of October 2024.

Proprietary Software Products and Related Services Revenues

The increase in revenues from proprietary software products and related services was primarily attributable to the increase in Michpal’s revenues by approximately 47.6% from $34.2 million in 2024 to $50.5 million in 2025.

Michpal

Michpal’s revenue reported under this revenue stream increased from approximately NIS 126.8 million (approximately $34.2 million) in 2024 to approximately NIS 173.8 million (approximately $50.5 million) in 2025, reflecting an increase of 37.1% when measured in NIS. The increase in revenues of approximately NIS 47.0 million for the year ended December 31, 2025, was primarily attributable to increased demand for Michpal’s payroll and financial solutions and the first-time full-year consolidation in 2025 of revenues from Meida Computers Software Solutions (G.D) Ltd. (consolidated as of July 2024) and Y-IT Ltd. (consolidated as of October 2024), as well as the acquisition of Mishmarot in July 2025. This increase was partially offset by a decrease in the level of activity of Effective Solutions (a former subsidiary) and the deconsolidation of its results as of July 1, 2025.

Matrix and Magic Software:

Matrix’s and Magic Software’s revenues, reported under this revenue stream, increased by approximately 5.4%, from $125.9 million in 2024 to $132.7 million in 2025. The increase in Matrix’s and Magic Software’s revenues reported under this revenue stream was primarily attributable to increased demand for Matrix’s and Magic Software’s software solutions and third-party products.

A breakdown of our overall revenues into (i) proprietary software products and related services revenues and (ii) software services revenues for the years ended December 31, 2025 and 2024, the percentage those respective categories of revenues constituted out of our total revenues in those years, and the percentage change for each such category of revenues from 2024 to 2025, are provided in the below table:

	Year ended December 31,		Year-over	Year ended December 31,
	2025		Year	2024
	Revenues	Percentage	change	Revenues	Percentage
	($ in thousands)
Revenue category
Proprietary software products and related services	208,694	7.9%	12.3	185,793	8.4%
Software services	2,418,430	92.1%	19.0	2,032,641	91.6%
Total	2,627,124	100%	18.4	2,218,434	100%

Revenues by geographical region

The dollar amount of our revenues attributable to each of the geographical regions in which we conduct our operations for the years ended December 31, 2025 and 2024, respectively, were as follows:

	Year ended December 31,
	2025	2024
	($ in thousands)
Israel	$2,092,849	$1,725,764
International:
United States	435,800	387,864
Europe	83,86	88,000
Japan	11,920	12,673
Other (mainly Asia pacific)	2,689	4,133
Total	$2,627,124	$2,218,434

Cost of Revenues. Cost of revenues consists primarily of compensation expense to employees and subcontractors, royalties and licenses payable to third parties, amortization of acquired technologies, capitalized software and depreciation, cloud-related cost, and hardware and other materials costs. Cost of revenues increased by 18.9%, from $1,772.7 million in 2024 to $2,108 million in 2025. As a percentage of total revenues, costs of revenues in 2024 and 2025 remained relatively stable at 79.9% in 2024 and 80.2% in 2025.

Our proprietary software solutions and related services sales are generally characterized by a higher gross margin than sales of our software services. The cost of revenues for proprietary software solutions and related services increased from $76.3 million in 2024 to $88.9 million in 2025. As a percentage of our proprietary software solutions and related services revenues, costs of revenues for proprietary software solutions and related services increased from 41.1% in 2024 to 42.6% in 2025.

The cost of revenues for software services increased from $1,696.3 million in 2024 to $2,019.1 million in 2025. As a percentage of software services revenues, costs of revenues for software services remained at 83.5% in 2025 as it was in 2024.

Matrix

Matrix’s cost of revenues increased by approximately 11.6%, when measured in NIS, Matrix’s local currency, from NIS 4,746.5 (approximately $1,283.3 million) in 2024 to NIS 5,299.3 (approximately $1,540.3 million) in 2025. The increase in absolute cost of revenues was in line with the increase in Matrix revenues. As a percentage of total revenues, costs of revenues in 2024 and 2025 remained relatively stable at 85.1% in 2024 and 84.9% in 2025.

Matrix’s cost of revenues for each of the years ended December 31, 2025 and 2024 does not include amounts of share-based compensation.

Magic Software

Magic Software’s cost of revenues increased by approximately 15.5%, from $394.7 million in 2024 to $456.0 million in 2025. This increase was consistent with the year-over-year growth in total revenues, which rose by 13.4% from $552.5 million in 2024 to $626.3 million in 2025. As a percentage of revenues, cost of revenues increased from 71.4% in 2024 to 72.8% in 2025. The corresponding decrease in gross margin primarily reflects changes in the composition of Magic Software’s revenue mix. Revenues derived from its proprietary software solutions and related services are characterized by higher gross margins compared to its software services activities. During 2025, revenues from software services, which carry lower gross margins, grew at a higher rate than revenues from proprietary software solutions and related services. As a result, the overall gross margin declined. By way of reference, gross margins in 2025 for proprietary software solutions and related services are approximately 68%, compared to approximately 21% for software services operations. Magic Software’s cost of revenues for each of the years ended December 31, 2025 and 2024 does not include amounts of share-based compensation.

Hashahar Telecom

Hashahar Telecom’s cost of revenues increased from $2.9 million in 2024 to $12.9 million in 2025, in line with the increase in Hashahar Telecom’s revenues. The increase in Hashahar Telecom’s cost of revenues was primarily attributable to its first-time consolidation for a full year in 2025, following its consolidation as of October 2024.

Michpal

Michpal’s cost of revenues increased by approximately 36.3% from $16.1 million in 2024 to $22.0 million in 2025, in line with the increase in Michpal’s revenues, which grew by 34.1% year over year. The increase in Michpal’s cost of revenues was primarily attributable to increased demand for Michpal Group’s payroll and financial solutions and the first-time full-year consolidation in 2025 of cost of revenues from Meida Computers Software Solutions (G.D) Ltd. (consolidated as of July 2024) and Y-IT Ltd. (consolidated as of October 2024), as well as the acquisition of Mishmarot in July 2025. This increase was partially offset by a decrease in the level of activity of Effective Solutions (a former subsidiary) and the deconsolidation of its results as of July 1, 2025.

Operating Expenses:

Research and Development Expenses, net. Research and development, or R&D, expenses consist primarily of compensation expense to employees and subcontractors engaged in research and development. Research and development expenses, net, consist of research and development expenses, gross, less capitalized software costs.

Research and development expenses, gross, increased from $20.9 million in 2024 to $22.6 million in 2025, mainly due to first-time full-year consolidation in 2025 of research and development expenses from Meida Computers Software Solutions (G.D) Ltd. (consolidated as of July 2024) and Y-IT Ltd. (consolidated as of October 2024), as well as the acquisition of Mishmarot in July 2025.

Capitalization of software costs in 2025 and 2024 was attributable to our subsidiaries engaged in providing proprietary software solutions (i.e., Magic Software and certain of its subsidiaries, and Michpal and certain of its subsidiaries). Research and development expenses, net, increased from $18.1 million in 2024 to $20.0 million in 2025, mainly due to the factors described above.

As a percentage of revenues, research and development expenses, net, slightly decreased from 0.81% in 2024 to 0.76% in 2025. Research and development expenses for the years ended December 31, 2025 and 2024 do not include expense amounts for share-based compensation.

Selling, Marketing General and Administrative Expenses. Selling, marketing, general and administrative, or SMG&A, expenses consist primarily of cost of compensation expense to employees and subcontractors involved in sales, marketing, management and administrative functions, travel expenses, selling expenses, rent, utilities, communications expenses, expenses related to external consultants, depreciation, amortization and other expenses. Selling, marketing, general and administrative expenses increased from $249.7 million in 2024 to $312.0 million in 2025. As a percentage of revenues, SMG&A expenses slightly increased from 11.3% in 2024 to 11.9% in 2025.

The increase in SMG&A expenses in 2025 was mainly attributable to:

(i) an increase of $18.0 million to Matrix’s SMG&A expenses, primarily resulting from the expansion in the scale of Matrix’s operations in 2025 compared to 2024 and the recognition of one-time costs related to Magic Software’s merger transaction. Notably, despite the absolute increase, these expenses declined as a percentage of Matrix’s total revenues from 6.9% in 2024 to 6.7% in 2025. Matrix’s SMG&A expenses for 2025 included NIS 28.9 million (approximately $8.4 million) in amortization of intangible assets recognized in connection with business combinations, compared to NIS 22.2 million (approximately $6.0 million) in the prior year. Matrix’s administrative and general expenses for 2025 included NIS 8.2 million (approximately $2.4 million) related to share-based compensation, compared to NIS 18.0 million (approximately $4.9 million) in 2024.

(ii) an increase of $6.1 million to Michpal’s SMG&A, primarily attributable to the first-time full-year consolidation in 2025 of SMG&A from Meida Computers Software Solutions (G.D) Ltd. (consolidated as of July 2024) and Y-IT Ltd. (consolidated as of October 2024), as well as the acquisition of Mishmarot in July 2025, and was in line with the increase in Michpal’s revenues, which grew by 34.1% year over year. Michpal’s 2025 SMG&A expenses amounted to approximately $18.4 million (approximately 32.0% of Michpal’s revenues for the year 2025), compared to approximately $12.4 million (approximately 28.8% of Michpal’s revenues for the year 2024).

(iii) an increase of $14.1 million to Magic Software’s SMG&A expenses, primarily resulting from the expansion in the scale of Magic Software’s operations in 2025 compared to 2024 and the recognition of one-time costs related to Magic Software’s merger transaction. Notably, these expenses increased as a percentage of Magic Software’s total revenues from 15.1% in 2024 to 15.5% in 2025. Magic Software’s SMG&A expenses for 2025 included $7.8 million in amortization of intangible assets recognized in connection with business combinations, compared to $7.7 million in the prior year. Magic Software’s administrative and general expenses for 2025 included $0.1 million related to share-based compensation, compared to $1.6 million in 2024.

(iv) an increase in amortization expenses of approximately $18.7 million attributable to our reassessment and revision of the estimated useful lives of certain acquired customer relationship intangible assets related to a non-core activity that is not a strategic focus of our operations. The revision reflects, among other factors, changes in the expected pattern of economic benefits from these assets, including the impact of evolving technology conditions and market conditions in Israel over the past two years, which have adversely affected the relevant sector.

Consolidated share-based compensation expenses recorded under selling, marketing general and administrative expenses for the years ended December 31, 2025 and 2024 amounted to $31.1 million and $16.2 million, respectively.

Operating Income. Our operating income increased from $183.3 million in 2024 to $196.4 million in 2025. As a percentage of revenue, our operating income decreased from 8.3% in 2024 to 7.5% in 2025. The increase in our operating income during the year ended December 31, 2025 relative to the year ended December 31, 2024 as an absolute amount was attributable to the various gross profit and operating expenses trends described above.

Financial Expenses, net. Financial expenses increased from $34.9 million in 2024 to $63.6 million in 2025. Financial expenses, net increased from $24.5 million in 2024 to $50.0 million in 2025. Financial expenses are influenced by various factors, including: our cash balances; loan balances; outstanding debentures; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The increase in net financial expenses in 2025 was primarily attributable to: (i) an increase in financial expenses related to liabilities in respect of business combinations from $0.4 million in 2024 to $13.3 million in 2025; (ii) an increase in interest expenses on loans and borrowings from $17.9 million in 2024 to $18.7 million in 2025; (iii) an increase in financial costs related to debentures from $3.6 million to $5.0 million; and (iv) an increase in bank charges, negative foreign exchange differences and other financial expenses from $8.3 million in 2024 to $19.8 million in 2025. These increases in financial expenses were offset, in part, by an increase in interest income from deposits, positive foreign exchange differences and other financial income from $10.5 million to $13.6 million.

Taxes on Income. Taxes on income increased from $38.8 million in 2024 to $40.5 million in 2025. As a percentage of pre-tax income, tax expenses amounted to approximately 27.6% in 2025, compared to 24.4% in 2024. The increase in the effective tax rate is mainly due to the recognition of non-deductible one-time costs related to the Matrix-Magic Software merger transaction.

Share of profits of companies accounted for at equity, net. Share of profits of companies accounted for at equity, net, increased from $2.1 million in 2024 to $3.7 million in 2025. The increase in our share of profits of companies accounted for at equity was primarily attributable to $0.9 million of additional profit recorded with respect to our investment in TSG Systems and to $0.8 million of additional profit recorded with respect to our 21.45% equity interest investment in an Israel-based private technology company specializing in artificial intelligence-powered product comparison and e-commerce guidance platforms.

Net income from continued operations. Our net income from continued operations decreased from $122.2 million in 2024 to $109.6 million in 2025. As a percentage of revenue, our net income from continued operations decreased from 5.5% in 2024 to 4.2% in 2025. The decrease in our net income from continued operations during the year ended December 31, 2025 relative to the year ended December 31, 2024 as an absolute amount was attributable to the various gross profit, operating expenses and financial expenses trends described above.

Net income from discontinued operations. Following the completion of the disposition of Sapiens in December 2025, the Company ceased to have a controlling interest in Sapiens and, accordingly, Sapiens results were presented as discontinued operations in accordance with IFRS 5. As part of the transaction, we disposed of the majority of our holdings in Sapiens and retained an indirect minority interest of approximately 18.68%. Net income from discontinued operations for the year ended December 31, 2025 primarily reflects a capital gain recognized in connection with the transaction of approximately $578.3 million, including the remeasurement of the retained investment to fair value, partially offset by the Company’s share in Sapiens’ results up to the date of the transaction. The total contribution from discontinued operations attributable to our shareholders amounted to approximately $570 million.

Net income attributable to non-controlling interests from continued operations. Net income attributable to non-controlling interests refers to the net income attributable to the non-controlling interests held by other shareholders in our consolidated companies that were not wholly owned by Formula during each of the periods indicated. Net income attributable to non-controlling interests from continued operations decreased from $73.6 million in 2024 to $73.1 million in 2025.

Impact of Inflation and Currency Fluctuations on Results of Operations

Our financial statements are stated in U.S. dollars. However, most of our revenues and expenses from our software services revenue line are denominated in NIS and a substantial portion of our revenues and costs from our proprietary software products and related services revenue line are incurred in non-U.S. dollar currencies, particularly the NIS, Euro, Japanese yen, Indian rupee and British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable, debentures and debt to financial institutions. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. For financial reporting purposes, we translate all non-U.S. dollar denominated transactions into dollars using the average exchange rate over the period during which the transactions occur, in accordance with IFRS. Therefore, we are exposed to the risk that the devaluation of the NIS relative to the U.S. dollar may reduce the revenue growth rate and profitability for our software services in dollar terms. The average of the daily representative exchange rates of the NIS to the dollar in 2025 and 2024, as reported by the Bank of Israel, were NIS 3.45 per $1 U.S. dollar, and NIS 3.70 per $1 U.S. dollar, respectively. This appreciation of the NIS relative to the U.S. dollar in 2025 had a positive material impact on the dollar value of our NIS-based revenues and profitability for our Israeli software services in 2025 compared to 2024.

A substantial portion of our revenues from proprietary software products and related services is currently mainly denominated in U.S dollars, Euros, Japanese yen, Indian rupee and the British pound, whereas a substantial portion of our expenses relating to those products, principally salaries and related personnel expenses, are denominated in NIS or U.S dollar. As a result, the devaluation of the Euro, Japanese yen, Indian rupee and the British pound relative to the U.S. dollar (in which our financial results are reported) reduces the revenue growth rate and profitability for our proprietary software products and related services in dollar terms, thereby adversely affecting our operating results. From the perspective of expenses (and contrary to the trend involving software services), the devaluation of the NIS relative to the dollar decreases the relative value, in U.S. dollars, of the NIS-denominated operating costs related to our proprietary software product revenues. The significant appreciation of the NIS relative to the U.S. dollar in 2025 compared to in 2024 therefore materially increased, in U.S. dollar terms, our expenses related to our proprietary software products and related services, and reduced our profitability, thereby offsetting the positive impact that such movement had on our revenues and our profitability from our software services.

Since most of our expenses are incurred in NIS, the dollar cost of our operations related to proprietary software products and related services also rises as a result of any increase in the rate of inflation in Israel, to the extent that such inflation is not offset, or is only offset on a lagging basis, by the devaluation (if any) of the NIS against the dollar during a relevant period of time. The average Israeli rate of inflation on an annual basis amounted to 2.6%, 3.2% and 3.0% for the years ended December 31, 2025, 2024 and 2023, respectively. Therefore, in 2025, the reduced inflation rate in Israel relative to 2024 tempered the growth of our NIS-based operating expenses in U.S. dollar terms that was caused by the appreciation of the NIS relative to the U.S. dollar in 2025. In 2024, the slight rise in Israeli inflation relative to 2023 increased the U.S. dollar value of our NIS-based expenses, thereby offsetting the slight decrease in U.S. dollar terms of our NIS-based expenses caused by the slight depreciation of the NIS relative to the U.S. dollar in 2024. In 2023, the decrease in Israeli inflation (relative to 2022) furthered the decrease in U.S. dollar terms of our NIS-based expenses caused by the depreciation of the NIS relative to the U.S. dollar in 2023.

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

The following table presents a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation (appreciation) of NIS against the US$*	Devaluation (appreciation) of Euro against the US$*
	%	%	%
2025	2.6%	(12.6)%	(11.8)%
2024	3.2%	0.3%	0.1%
2023	3.0%	9.9%	(2.7)%

*	Reflects the change in the daily exchange rate from the start of such year until the end of such year rather than the change in the average daily exchange rate over the course of that year relative to the previous year.

Effective Corporate Tax Rates in Israel

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following is a summary of some of the current tax laws applicable to companies in Israel, with special reference to their effect on us.

Corporate Tax

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2018 and thereafter, the corporate tax rate is 23%. Pursuant to the Minimum Corporate Tax on Multinational Groups Law, 2025, which became effective for tax years beginning on or after January 1, 2026, Israel has implemented a Qualified Domestic Minimum Top-Up Tax, or the QDMTT. The QDMTT ensures that multinational enterprise groups with annual consolidated revenues of at least €750 million are subject to a minimum effective tax rate of 15% on their Israeli-sourced income. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company.” Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose major activity, in a given tax year, is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Benefitted Enterprise, or BE, or a Preferred Enterprise, or PFE, or a Special Preferred Enterprise, or SPFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPTE is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE, SPFE PTE or SPTE is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provided new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provided that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law). to a related foreign company if the “Benefitted Intangible Assets” (as defined under the Investment Law) were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority, or the IIA.

The 2017 Amendment further provided that a technology company satisfying certain conditions will qualify as a SPTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A SPTE that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

We examined the impact of the 2017 Amendment and the degree to which certain of our Israeli subsidiaries will qualify as a PTE or SPTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of our Group’s taxable income with respect to certain operations under certain of our Israeli subsidiaries became entitled to a preferred 12% tax rate under the 2017 Amendment. In addition, from 2019 onwards, certain of our Israeli subsidiaries are considered a SPTE and as such are entitled to a SPTE tax rate of 6%, as described above.

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

In Israel, the regulations of Pillar Two became effective beginning on January 1, 2026. Certain countries in which we operate have enacted such legislation while other countries are in the process of doing so; however, this did not have a material effect on our income tax provision for the 2025 fiscal year.

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

Current Outlook

We had cash and cash equivalents and short-term investments (including marketable securities) of $1,280.5 million and $563.2 million as of December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, we had indebtedness to banks and others, including debentures, of $441.6 million and $479.4 million, respectively, of which $254.6 million and $228.6 million were current liabilities and $187.0 million and $250.8 million were long-term liabilities as of those respective dates. Included in the balance of our indebtedness to banks and others as of December 31, 2025 and 2024, Formula had (on a stand-alone basis) indebtedness of $114.6 million and $136.6 million, in the aggregate, outstanding including Formula’s Series C Secured Debentures and Series D Secured Debentures, respectively, which Formula sold in public offerings in Israel in March 2019 (extended in April 2021 and August 2022), and September 2024, respectively, in each case, as described below.

We had cash and cash equivalents and short term deposits (including marketable securities) that were held outside of Israel and that would have been subject to income taxes if distributed as a dividend as of December 31, 2025 and 2024 in amounts of $105.2 million and $89.5 million, respectively.

Sources of Financing

Formula Financing Activities

Series C Secured Debenture Financings

On March 31, 2019, Formula consummated a public offering in Israel of a new series of secured debentures— Series C Secured Debentures— in an aggregate NIS 300.0 million par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 300.0 million (approximately $82.6 million) excluding issuance costs of $0.9 million. The Series C Secured Debentures are secured by liens on the shares of Formula’s subsidiaries and are listed for trading only on the TASE. Each Series C Secured Debenture unit bears interest at a fixed annual rate equal to 2.29%, which interest will be paid out on a semi-annual basis. The principal amount of the Series C Debentures will be payable by Formula in seven annual installments from December 1, 2020 through December 1, 2026, the first five of which will each constitute 11% of the principal, and the final two of which will each constitute 22.5% of the principal.

April 2021 Private Placement

On April 12, 2021, Formula consummated a private placement to qualified investors in Israel of an aggregate NIS 160 million (approximately $48.6 million) principal amount of its non-convertible Series C Secured Debentures at a price of NIS 1,037 for each NIS 1,000 principal amount. The total aggregate gross proceeds received by Formula from the investors was NIS 165.92 million (approximately $50.4 million), out of which NIS 1.7 million was attributed to interest payable (approximately $0.5 million). Debt premium of NIS 4.4 million (approximately $1.0 million) net of issuance costs of NIS 0.9 million (approximately $0.3 million) were allocated to the Formula Systems Series C Secured Debentures and are amortized as financial income over the remaining term of Formula Systems’ Series C Secured Debentures, for which the final installment payment is due in December 2026.

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

The terms of the Series C Debentures sold in the August 2022 private placement were identical in all respects to those of the Series C Debentures sold in Formula’s March 2019 public offering.

Series D Secured Debenture Financing

On September 17 and 19, 2024, Formula consummated a public offering in Israel of a new series of secured debentures-Series D Secured Debentures- in an aggregate NIS 150.0 million par value amount, at a price of NIS 1,000 for each unit of NIS 1,000 principal amount. The aggregate gross proceeds from the public offering totaled NIS 150.0 million (approximately $39.8 million) excluding issuance costs of NIS 2.0 million (approximately $0.5 million). The Series D Secured Debentures are secured by liens on the shares of Formula’s subsidiaries and are listed for trading only on the TASE. Each Series D Secured Debenture unit bears interest at a fixed annual rate equal to 5.68%, which interest will be paid out on a semi-annual basis, beginning on December 1, 2024 and then on June 1 and December 1 of each of 2025 through 2034. The principal amount of the Series D Secured Debentures will be payable by Formula in eight annual installments on December 1 of each of 2027 through 2034, the first seven of which will each constitute 12% of the principal, and the eighth and final of which will constitute the remaining 16% of the principal.

The total principal amount of all debentures— including Series C Secured Debentures and Series D Secured Debentures— issued by Formula that remain outstanding as of March 31, 2026 constitute NIS 165.8 million (approximately $52.4 million).

General Terms of Outstanding Debentures

Formula’s Series C Secured Debentures and Series D Secured Debentures contain, in addition to standard terms and obligations, the following obligations on our part:

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

We have agreed to standard events of default under the Series C Secured Debentures and Series D Secured Debentures, together with the following additional events of default due to any of the following:

●	cross default initiated in relation to the other series of debentures or other indebtedness (other than non-recourse debt) over NIS 75 million ($23.5 million as of December 31, 2025) in the case of the Series C Secured Debentures or over NIS 250 million ($78. 4 million as of December 31, 2025) in the case of the Series D Secured Debentures;

●	suspension of trading of the debentures on the TASE over a period of 60 days;

●	failure to have the debentures rated over a period of 60 days;

●	if the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

●	if there is a change in control without consent of the rating agency;

●	if Formula fails to provide additional security when the loan-to-value of the securities securing Series C Secured Debentures or Series D Secured Debentures (as applicable) falls below the required ratio;

●	the existence of a real concern that Formula will not meet its material undertakings towards the debenture holders;

●	the inclusion in Formula’s financial statements of a note regarding the existence of significant doubt as to Formula’s ability to continue as a going concern;

●	breach of Formula’s undertakings regarding the issuance of additional debentures;

●	Formula’s failure to continue to control any of its subsidiaries; and

●	failure to comply with the negative pledge covenant.

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

As of December 31, 2025, Matrix and its subsidiaries, Magic Software and its subsidiaries , Zap Group and its subsidiaries, Michpal Technologies and its subsidiaries, Formula Infrastructure and its subsidiaries, and Formula have material credit facilities and/or debentures outstanding. The long-term debt obligations of Matrix for NIS-denominated loans bear fixed interest at an average annual rate of 1.9%-5.94% (including Matrix’s Series B Debentures issued in September 2022 and extended in December 2022). The long-term debt obligations of Magic Software for NIS-denominated loans bear floating interest at an annual rate between the Israeli prime interest rate +0.2% and the Israeli prime interest rate +0.95%. The long-term debt obligations of Magic Software for U.S. dollar- denominated loans bear floating interest at a rate between SOFR + 2.25% and SOFR + 3.38%. The long-term debt obligations of Zap Group for NIS-denominated loans bear floating interest in NIS at a rate of the Israeli prime interest rate +0.84%. The long-term debt obligations of Michpal for NIS-denominated loans bear floating interest at a rate between the Israeli prime interest rate -0.3% and the Israeli prime interest rate +0.02%.

Subsequent to December 31, 2025, and following the completion of the merger between Matrix and Magic Software, Magic Software prepaid, in full, and retired its long-term debt in March 2026.

As of December 31, 2025, Matrix had aggregate short-term obligations to banks and others (excluding current maturities of debentures) of NIS 380.4 million (approximately $119.2 million) and aggregate long-term obligations to banks and others of NIS 63.9 million (approximately $20.0 million) under its credit facilities. As of December 31, 2025, Magic Software had aggregate short-term obligations to banks and others of $31.8 million and aggregate long-term obligations to banks and others of $39.7 million under its credit facilities. As of December 31, 2025, Zap Group had aggregate short-term obligations to banks and others of NIS 6.0 million (approximately $1.9 million) and aggregate long-term obligations to banks and others of NIS 4.7 million (approximately $1.5 million) under its credit facilities. As of December 31, 2025, Michpal Technologies had aggregate short-term obligations to banks and others of NIS 30.6 million (approximately $9.6 million) and aggregate long-term obligations to banks and others of NIS 20.0 million (approximately $6.3 million) under its credit facilities. During the second half of 2022, in an effort to hedge its exposure to the effects of the increase in interest rates, Matrix effected two Series B Debenture issuances, yielding a net amount (minus issuance expenses) of approximately NIS 471.4 million (approximately $140.4). The principal due under the Matrix Series B Debentures is payable in thirteen (13) semi-annual installments, each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 33,959) on February 1st and on August 1st of each of the years 2023 through 2029, with the last payment equal to 7.18% of the aggregate principal amount (or approximately NIS 34,148) to be paid on February 1, 2030. The outstanding principal amount under the Matrix Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st of each of the years 2023 through 2030.

On February 4, 2026, Matrix completed an issuance of additional debentures (Series 2), which are convertible, with a nominal value of approximately NIS 297 million, for gross proceeds of approximately NIS 300.6 million. The debentures bear annual interest at a rate of 0.5% and are repayable in a single installment on February 1, 2031. The debentures (Series 2) are convertible on any trading day, such that each NIS 180 nominal value of debentures is convertible into one ordinary share of Matrix (subject to customary adjustments, including adjustments for dividend distributions).

 As of the date of the financial statements included in this annual report, each of Formula, Magic Software, Zap Group, Michpal and Matrix was in compliance with each of its respective financial covenants under the terms of its applicable indebtedness.

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

Credit Ratings for Formula/Subsidiary Indebtedness

In connection with the issuance of Formula’s Series C and Series D Secured Debentures, we received from Midroog Ltd. (an affiliate of Moody’s Corporation, which holds a 51% equity interest in Midroog) a corporate credit rating, as well as ratings for the Series C and Series D Secured Debentures, of ilAa3 with a stable outlook. These ratings were reaffirmed by Midroog as of December 2025. In addition, we were assigned by Standard & Poor’s Maalot Ltd., or S&P Maalot, a subsidiary of S&P Global, a corporate credit rating and ratings for our Series C and Series D Secured Debentures outstanding of ilAA- with a stable outlook. These ratings were reaffirmed by Maalot as of August 2025.

In connection with Matrix’s August 2022 offering of its Series B Debentures (then extended in December 2022 in a private placement) and its February 2026 offering of Series 2 Convertible Debentures, Matrix received from Midroog corporate credit ratings and ratings for the Series B Debentures and Series 2 Convertible Debentures of ilAa3.il, with stable outlook, each of which was affirmed by Midroog as of March 2026.

Cash Provided by Operating Activities

Cash flows provided by our operating activities increased from $324.5 million in 2024 to $382.0 million in 2025, mainly resulting from: (i) an increase in Matrix’s cash provided by operating activities from NIS 619.2 million (approximately $167.4 million) in 2024 to NIS 835.3 million (approximately $230.3 million) in 2025; and (ii) an increase in Michpal’s cash provided by operating activities from NIS 48.5 million (approximately $12.4 million) in 2024 to NIS 60.2 million (approximately $17.6 million) in 2025. These increases were offset in part by a decrease in Magic Software’s cash provided by operating activities from $74.8 million in 2024 to $61.7 million in 2025.

Year Ended December 31, 2025

Net cash provided by operating activities in 2025 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $152.5 million; (ii) an increase in trade payables in an amount of $24.2 million; (iii) share-based compensation expenses in an amount of $31.1 million; (iv) a decrease in trade receivables in an amount of $51.9 million; (v) an increase in other accounts payable and employees and payroll accrual in an amount of $47.8 million; and (vi) a change in inventories in an amount of $5.1 million. These upwards adjustments were offset in part by downwards adjustments attributable to: (a) gain on disposal of discontinued operations, net of tax in an amount of $578.3 million; (b) gain from secondary equity issuance of TSG in an amount of $9.2 million; and (c) a decrease in other current and long-term accounts receivable in an amount of $15.5 million.

Year Ended December 31, 2024

Net cash provided by operating activities in 2024 consisted primarily of the cash generated by our subsidiaries’ ongoing operating activities and of net income stemming therefrom, as adjusted for non-cash activity, including changes in operating assets and liabilities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to: (i) depreciation and amortization of capitalized research and development assets, other intangible assets (mainly customer relations), property, plants and equipment and operating right-of-use assets in an aggregate amount of $115.5 million; (ii) an increase in trade payables in an amount of $40.0 million; (iii) share-based compensation expenses in an amount of $16.2 million; (iv) an increase in deferred revenues in an amount of $7.4 million; (v) an increase in other accounts payable and employees and payroll accrual in an amount of $44.7 million; and (vi) a change in inventories in an amount of $11.7 million, offset in part by: (a) a change in deferred taxes, net in an amount of $12.4 million; (b) an increase in trade receivables in an amount of $81.2 million; (c) a change in liability in respect of business combinations in an amount of $1.8 million; (d) capital gain resulting from TSG Systems’ IPO in an amount of $4.1 million; and (f) change in share of profits of companies accounted for at equity, net in an amount of $2.1 million.

Cash Used in Financing Activities

Cash flow used in financing activities was $223.5 million in 2025, compared to cash flow used in financing activities in an amount of $185.0 million in 2024, mainly reflecting the cumulative effect of the following financing-related transactions that occurred over the course of those years:

Year Ended December 31, 2025

Overall, net cash used in financing activities in 2025 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $99.5 million; (ii) dividends paid to Formula’s shareholders in an amount of $28.7 million; (iii) repayment of long-term loans from banks and others in an amount of $101.7 million; (iv) repayment of debentures in an amount of $107.3 million; (v) repayment of lease liabilities in an amount of $54.4 million; (vi) purchase of non-controlling interests in an amount of $0.5 million; (vii) a decrease in short-term bank credit, net in an amount of $3.8 million; and (viii) cash paid due to exercise of put option by non-controlling interests in an amount of $14.4 million, offset, in part, by: (a) $100.2 million of cash provided by long-term loans received from banks and others; and (b) proceeds from the issuance of Michpal’s ordinary shares in its IPO in an amount of $83.7 million.

The above-referenced dividends paid to non-controlling interests in subsidiaries that contributed to cash used in financing activities in 2025 were the following dividends by our subsidiaries:

In 2025, Magic Software declared cash dividends to its shareholders in an aggregate amount of approximately $38.0 million, of which $20.3 million was allocated to non-controlling interests.

In 2025, Matrix declared cash dividends to its shareholders in an aggregate amount of approximately NIS 220.8 million (approximately $65.3 million, based on the exchange rate as of the payment date of each respective dividend), of which NIS 114.5 million (approximately $33.9 million) was paid to non-controlling interests.

Year Ended December 31, 2024

Overall, net cash used in financing activities in 2024 was attributable to: (i) dividends paid to non-controlling interests in subsidiaries in an amount of $66.3 million; (ii) dividends paid to Formula’s shareholders in an amount of $18.8 million; (iii) repayment of long-term loans from banks and others in an amount of $93.3 million; (iv) repayment of debentures in an amount of $69.3 million; (v) repayment of lease liabilities in an amount of $50.1 million; (vi) purchase of non-controlling interests in an amount of $4.9 million; and (vii) a decrease in short-term bank credit, net in an amount of $4.6 million, offset, in part, by: (a) $63.3 million of cash provided by long-term loans received from banks and others; and (b) $67.1 million of cash provided by the issuance of debentures.

The above-referenced dividends paid to non-controlling interests in subsidiaries that contributed to cash used in financing activities in 2024 were the following dividends by our subsidiaries:

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

Cash Provided by or Used in Investing Activities

Net cash provided by our investing activities was $564.1 million in 2025, compared to $78.2 million used in our investing activities in 2024.

Net cash provided by our investing activities in 2025 was attributable to: (i) net proceeds from the disposal of a subsidiary, classified as discontinued operations, in connection with the Sapiens transaction in an amount of $676.1 million; (ii) proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net in an amount of $3.7 million; (iii) net decrease in short-term and long-term deposits in an amount of $55.6 million; (iv) dividends from companies accounted for at equity in an amount of $6.0 million; and (v) proceeds from sale of property and equipment in an amount of $1.0 million. This cash provided by our investing activities was offset in part by the following cash amounts used in investing activities in 2025: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $135.7 million; (ii) purchase of property and equipment and intangible assets in an amount of $17.6 million; (iii) capitalization of software development and other costs in an amount of $10.1 million; (iv) payment to former shareholders of a consolidated company in an amount of $6.1 million, and (v) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $3.1 million

Net cash used in investing activities in 2024 was attributable to: (i) expenditures (net of cash acquired) with respect to business acquisitions in an aggregate amount of $50.2 million; (ii) purchase of property and equipment and intangible assets in an amount of $17.3 million; (iii) purchase of other investments in an amount of $15.5 million; (iv) capitalization of software development and other costs in an amount of $11.6 million; (v) payment to former shareholders of a consolidated company in an amount of $6.1 million; and (vi) payments in conjunction with deferred payments and contingent liabilities related to business combinations in an amount of $8.4 million. This cash use was offset in part by the following cash amounts provided by investing activities in 2024: (a) proceeds from maturity and sale net of investment in debt instruments at fair value through other comprehensive income or loss, net in an amount of $5.2 million; (b) net decrease in short-term and long-term deposits in an amount of $24.1 million; and (c) proceeds from sale of property and equipment in an amount of $0.8 million.

Company Commitments

The total principal amount of all debentures-including Series C Secured Debentures and Series D Secured Debentures-issued by Formula (on a stand-alone basis) that remain outstanding as of March 31, 2026 constituted NIS 315.6 million (approximately $99.7 million).

For a description of the amounts outstanding under these debenture series and the related covenants and restrictions to which we are subject, please see “Sources of Financing” above in this Item 5.B (“Liquidity and Capital Resources”).

We do not have material commitments for capital expenditures by Formula as of December 31, 2025 or as of the date of this annual report.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions— Indemnification of Office Holders.”

Subsidiary Commitments

Our subsidiaries do not have any material commitments for capital expenditures as of December 31, 2025 or as of the date of this annual report.

As alluded to above (see “Sources of Financing— Subsidiary and Affiliate Financing Activities” in this Item 5.B (“Liquidity and Capital Resources”)), the loan agreements, debentures and indentures to which we are party contain a number of conditions and limitations on the way in which we (Matrix, Magic Software, Zap Group, Michpal and Formula) can operate our businesses, including limitations on our ability to raise debt and sell or acquire assets not in normal business activity. For example, Matrix’s loan agreement includes a negative pledge with respect to Matrix’s assets, as well as limitations on Matrix’s ability to provide guarantees to third parties and sell or transfer its assets. Matrix’s loan agreements also contain various covenants which require it to maintain certain financial ratios related to shareholders’ equity and operating results that are customary for companies of comparable size.

Our subsidiaries and affiliates have provided bank guarantees aggregating to approximately $53.3 million as of December 31, 2025 as security for the performance of various contracts with customers. If our subsidiaries and affiliates were to breach certain terms of such contracts, the customers could demand that the banks providing the guarantees pay amounts claimed to be due.

Our subsidiaries and affiliates have also provided additional bank guarantees aggregating to $5.6 million as of December 31, 2025 as security for rent to be paid for their offices. If our subsidiary and affiliate were to breach certain terms of their leases, the lessors could demand that the banks providing the guarantees pay amounts claimed to be due.

Pursuant to Formula’s Series C Secured Debentures and Series D Secured Debentures described above, liens have been incurred over a certain portion of our investment in outstanding shares of Matrix, in respect of the amounts shown in the table below:

	As of December 31, 2025
	Formula’s Series C Secured Debentures	Formula’s Series D Secured Debentures
Matrix ordinary shares, par value NIS 1 per share, pledged by Formula to secure indebtedness	2,265,931	2,350,272

C.	Research and Development, Patents and Licenses, etc.

The net amounts that we spent on research and development activities in 2025 and 2024 were $20.0 million and $18.1 million, respectively. For more information about our research and development activities, see “Item 4. Information on the Company— Business Overview— Software Development.”

For information concerning our intellectual property rights, see “Item 4. Information on the Company— Business Overview— Intellectual Property Rights.”

D.	Trend Information

Trends Impacting Our Industry and Our Business

Macroeconomic Trends

For a description of the macroeconomic trends impacting our Group’s business generally, both globally and in Israel in particular, please see “Item 4. Information on the Company— B. Business Overview— The Formula Group— Overview of Macroeconomic Environment in which the Formula Group Operates” above in this annual report.

Trends in the Information Technology (IT) Industry

For a description of the industry-specific trends impacting our Group’s business in IT markets, both globally and in Israel in particular, please see “Item 4. Information on the Company— B. Business Overview— The Formula Group—Overview of IT Industries in which Matrix and Magic Software Operate” above in this annual report.

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

Our Matrix subsidiary (including its Magic Software subsidiary) and our TSG Systems affiliate employ hundreds of experts with extensive operational and technological experience, providing services to the Israeli Defense Forces, or IDF, the Israeli Ministry of Defense, and leading defense industries, as well as participating in projects for international defense organizations.

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

In response to the challenges posed by Israel’s significant recent and ongoing conflicts with Iran and its terrorist proxies, Hamas in Gaza and Hezbollah in Lebanon, Matrix Defense faced a dual challenge: on one hand, the massive mobilization of reservists among our employees, and on the other, the urgent need to provide critical support and adapt our operations to the evolving operational and security needs of our customers. This included a special commitment to the Ministry of Defense and the defense industries, rapid system deployments, round-the-clock 24/7 operations, and continuous support for customer systems, all of which contributed to our growth in this sector.

Trends in Cyber Spending

The escalation of cyber threats, particularly amid heightened geopolitical tensions— including the ongoing conflicts between Israel and Iran and its terrorist proxies— has led to a significant increase in the frequency, intensity, sophistication, and complexity of cyberattacks. These developments have materially heightened exposure to cyber risks, particularly for Israeli-based entities. In this context, the risk of a material cyber incident targeting our subsidiaries core systems— whether those used in the management of their day-to-day operations, in the delivery of services to customers, or in the storage and processing of third-party data— has increased.

Should such a cyber threat materialize, it could adversely affect our operations, impair our ability to provide uninterrupted services to our customers, damage our reputation, expose us and our subsidiaries and affiliates to legal and regulatory proceedings, and jeopardize existing or prospective business engagements. Such an event may also result in significant financial losses.

At the same time, heightened concern regarding cyber threats has had a positive effect on the market’s awareness of the need for robust information security, which has supported demand for our subsidiaries’ (especially Matrix and its subsidiary Magic Software’s) cybersecurity offerings, particularly our managed cyber solutions and related services.

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

We believe that the continuation of technological advancement, the ongoing digital transformation of organizations, and persisting geopolitical tensions—including the ongoing conflicts between Israel and Iran and its terrorist proxies, and the continuing Russia-Ukraine conflict— are likely to sustain or even intensify cybersecurity challenges in 2026 and beyond.

Furthermore, global cybersecurity spending generally is experiencing robust growth, as it was projected to rise by 12.5% to 15% in 2025, reaching roughly $212–$213 billion (Forrester’s Global Cybersecurity Market Forecast, 2024 To 2029). This upward trend is driven by intensifying ransomware threats, the need to secure AI-driven applications, and compliance pressures, with global spending projected to exceed $300 billion by 2029 billion (Forrester’s Global Cybersecurity Market Forecast, 2024 To 2029).

 Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 through the date of this annual report that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Basis of presentation of the financial statements

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS.

Our financial statements have been prepared on a cost basis, except for certain assets and liabilities such as: financial assets measured at fair value through other comprehensive income; liabilities in respect of business combination; other financial assets and liabilities (including derivatives), which are presented at fair value through profit or loss; provisions; employee benefit assets and liabilities; and investments in associates and joint ventures.

We have elected to present the profit or loss items using the function of expense method.

Use of estimates, judgments and assumptions

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

Consolidated financial statements

Our consolidated financial statements consolidate the results reflected in the financial statements of companies that we controlled as of December 31, 2025 (our subsidiaries). Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

Upon the disposal of a subsidiary resulting in loss of control, we:

●	derecognize the subsidiary’s assets (including goodwill) and liabilities;

●	derecognize the carrying amount of non-controlling interests;

●	derecognize the adjustments arising from translating financial statements carried to equity;

●	recognize the fair value of the consideration received;

●	recognize the fair value of any remaining investment;

●	reclassify the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities; and

●	recognize any resulting difference (surplus or deficit) as gain or loss

Effective control

In a situation where we hold less than a majority of voting power in a given entity, but that power is sufficient to enable us to unilaterally direct the relevant activities of such entity, then control is exercised. When assessing whether the voting rights we hold are sufficient to give us power, we consider all facts and circumstances, including: the amount of those voting rights relative to the amount and dispersion of other vote holders; potential voting rights we hold and other shareholders or parties; rights arising from other contractual arrangements; significant personal ties; and any additional facts and circumstances that may indicate that we have, or do not have, the ability to direct the relevant activities when decisions need to be made, inclusive of voting patterns observed at previous meetings of shareholders.

Our management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix and Magic Software (prior to its merger with Matrix in February 2026), in accordance with IFRS 10, these investees are under our control. The conclusion regarding the existence of control during the years ended December 31, 2025, 2024 and 2023 with respect to Matrix and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix

As of December 31, 2025, we held 48.12% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

Governing bodies of Matrix

Decisions of Matrix’s general meetings of shareholders are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Matrix’s independent auditors for the next year, as well as approve Matrix’s financial statements and its management’s report on operations; in accordance with Matrix’s articles of association, the board of directors of Matrix is responsible for managing its current business operations and is authorized to take substantially all decisions which are not specifically reserved to Matrix’s shareholders by its articles of association, including the decision to pay out dividends; Matrix’s board of directors is composed of five members, two of whom are external directors as required by the Israeli Companies Law, 5759-1999, another one of whom is an independent director, while the remaining two directors are associated with Formula, including Formula’s chief executive officer who serves as the chairman of Matrix’s board of directors.

Shareholders structure of Matrix

Matrix’s shareholders’ structure may be considered dispersed because, apart from the Company, only three shareholders (each, an Israeli institutional investor) held more than 5% of Matrix’s voting power as of December 31, 2025 (holding 8.5%, 6.4% and 5.7%, respectively). There is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting. Over the last three years (i.e., 2023-2025), Matrix’s general meetings were attended by shareholders representing in the aggregate between 82% and 86% of Matrix’s total voting rights. Therefore, the level of activity of Matrix’s shareholders is relatively moderate. Bearing in mind that Formula presently holds approximately 48.12% of the total voting rights of Matrix, the attendance of shareholders would have to be higher than 96.24% in order to deprive Formula of an absolute majority of votes at the general meeting. We believe that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors may not possess the ability to direct the company’s business and as such each institutional investor cannot exceed 20% ownership in a public company. An institutional investor also cannot appoint more than 20% of the members of a public company’s board of directors. Looking at the entire Israeli market, the practice is that institutional investors do not appoint members of boards of directors, as having such appointees in those positions would impact institutional investors’ ability to effect certain transactions on the market (due to insider trading concerns). If institutional investors cooperate among themselves, they may be considered to violate that rule. If they furthermore vote in the same way as one another, and contrary to the preference of the major shareholder, they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations that prevent institutional investors from coordinating their approaches with one another.

Therefore it is our management’s opinion that despite our lack of ownership of an absolute majority of Matrix’s outstanding shares as of December 31, 2025, we were still able to influence the appointment of directors at Matrix and therefore could affect Matrix’s development policies, as well as its business operations as of that date.

Magic Software

As of December 31, 2025, we held 46.71% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

Governing bodies of Magic Software

Decisions of Magic Software’s general meetings of shareholders are taken by a simple majority of votes represented at the general meeting; the annual (ordinary) general meeting adopts resolutions to elect individual directors, appoint Magic Software’s independent auditors for the next year, as well as to approve Magic Software’s financial statements and its management’s report on operations; in accordance with Magic Software’s articles of association, the board of directors of Magic Software is responsible for managing Magic Software’s current business operations and is authorized to take substantially all decisions which are not specifically reserved to Magic Software’s shareholders by its articles of association, including the decision to pay out dividends; and, Magic Software’s board of directors is composed of six members, four of whom are external or independent directors, and the other two of whom are associated with Formula, including Formula’s chief executive officer, who also serves as Magic Software’s chief executive officer.

Shareholders structure of Magic Software

Magic Software shareholders’ structure is dispersed because, apart from the Company, as of December 31, 2025, three financial Israeli institutional shareholders held more than 5% of Magic Software’s voting rights (holding 13.9%, 7.0%, and 5.1%, respectively); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at a general meeting; and, over the last three years (i.e., 2023 through2025), Magic Software’s general meetings were attended by shareholders representing between 84%-86% of the total voting rights. Therefore, the level of activity of Magic Software’s shareholders is relatively moderate. Bearing in mind that as of December 31, 2025, Formula held approximately 46.71% of the total voting rights of Magic Software, the attendance from shareholders would have to be higher than 93.42% in order to deprive Formula of an absolute majority of votes at the general meeting. We believe that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors may not possess the ability to direct the company’s business and as such each institutional investor cannot exceed 20% ownership in a public company. An institutional investor also cannot appoint more than 20% of the members of a public company’s board of directors. Looking at the entire Israeli market, the practice is that institutional investors do not appoint members of boards of directors, as having such appointees in those positions would impact institutional investors’ ability to effect certain transactions on the market (due to insider trading concerns). If institutional investors cooperate among themselves, they may be considered to violate that rule. If they furthermore vote in the same way as one another, and contrary to the preference of the major shareholder, they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations that prevent institutional investors from coordinating their approaches with one another.

Therefore, it is our management’s opinion that despite our lack of ownership of an absolute majority of Magic Software’s outstanding ordinary shares as of December 31, 2025, we were still able to influence the appointment of directors at Magic Software and therefore could affect Magic Software’s development policies as well as its business operations as of that date.

Other than our joint control of TSG Systems, in which each of we and Israeli Aerospace Industries Ltd. holds 37.33% of its voting power (as of December 31, 2025), our 21.45% share interest in an associate company, and our 18.68% equity interest in SI Swan UK Topco Limited, we currently have effective control under IFRS 10 of each of our other investees, Matrix, Magic Software, Zap Group, Michpal, Ofek Aerial Photography, Shamrad, Formula Infrastructure, Hashahar Telecom and InSync, despite our lacking absolute majority of voting power in Matrix and Magic Software. As a result of our effective control in these investees as of December 31, 2025 and in accordance with IFRS 10, we consolidated their financial results with ours throughout the period covered by the financial statements included in Item 18 of this annual report.

Non-controlling interests

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received. For more information regarding put options to the non-controlling interests of companies whose financial results were consolidated with ours throughout the period covered by the financial statements, please see “Item 4. Information on the Company—A. History and Development of the Company” of this annual report.

Business combinations and goodwill

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

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9, “Financial Instruments”. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement. A put option granted by the Group to non-controlling interests is accounted for using the expected purchase approach under the presumption that the put option will be exercised, and therefore the parent effectively holds an interest in the subsidiary’s shares as if the put option had been exercised. A put option granted by the Group to non-controlling interests for which the consideration to be paid in cash or other financial asset is recognized as a liability in the amount of the present value of the option’s exercise price. Contingent consideration is recognized at fair value on the acquisition date. If the contingent consideration is classified as a financial asset or liability in accordance with IFRS 9, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

Acquisition of a single asset company

Upon the acquisition of a single asset company, we evaluate whether it is the acquisition of a business or of an asset. To be considered a business, the acquisition must include, at a minimum, an input and a substantive process that together can significantly contribute to the creation of outputs. The acquisition is accounted for as a business combination if the single asset company is a business. If it is not a business, the acquisition is accounted for as the acquisition of assets and liabilities. In such an acquisition, the cost of the acquisition includes transaction costs which are allocated to the identifiable acquired assets and liabilities proportionally based on their fair value on the acquisition date. In such case, goodwill and deferred taxes in respect of the temporary differences existing as of the acquisition date are not recognized

Investment in joint arrangements

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint ventures

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for by using the equity method.

Investments in associates

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

Functional currency, presentation currency and foreign currency

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

Subsequent to the reporting period, effective January 1, 2026, we changed our functional currency from NIS to U.S. dollars, following a change in the primary economic environment in which we operate. Management assessed the relevant primary and secondary indicators in accordance with IAS 21 and determined that the U.S. dollar has become the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions, primarily reflected in the currency in which we hold and manage our monetary assets and conduct our financing activities. The change in functional currency is accounted for prospectively from the date of the change and, therefore, did not affect our financial statements for the year ended December 31, 2025. Since our presentation currency is already the U.S. dollar, no change was made to the presentation currency

Transactions, assets and liabilities in foreign currency.

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

Short-term deposits

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

Inventories

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

Investment in joint arrangements

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

Software licensing transactions which involve significant implementation, customization, or integration of our software license to customer-specific requirements, are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Group. In addition, we have an enforceable right to payment for performance completed throughout the duration of the contract.

Accordingly, we recognize revenue from such contracts over time, using the percentage of completion accounting method. We recognize revenue and gross profit as the work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first determined, in the amount of the estimated loss for the entire contract

When post-implementation and consulting services do not involve significant customization, we account for such services as performance obligations satisfied over time and revenues are recognized as the services are provided.

Revenue from maintenance is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by our performance. When payments from customers are made before or after the service is performed, we recognize the resulting contract asset or liability.

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

iv.	Revenue from contracts according to actual inputs

Revenue from framework agreements for the performance of work according to actual inputs is recognized according to the hours invested.

v.	Revenue from fixed price contracts

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

When appropriate, we also apply a practical expedient permitted under IFRS 15 whereby if the we have a right to a consideration from a customer in an amount that corresponds directly with the value to the customer of our performance completed to date (for example, a service contract in which an entity bills a fixed amount for each hour of service provided), we may recognize revenue in the amount it is entitled to invoice. Deferred revenues, which represent a contract liability, include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

vi.	Allocating the transaction price

For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. The stand-alone selling price is the price at which we would sell the promised goods or services separately to a customer. We determine the standalone selling price for the purpose of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which we offer our products and services. If a specific performance obligation, such as the software license, is sold for a broad range of amounts (that is, the selling price is highly variable) or if we have not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), we apply the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective stand-alone selling prices, with any residual amount of transaction price allocated to the remaining specific performance obligation.

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

xi.	Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,960,923 as of December 31, 2025. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. We expect to recognize approximately 77.18% in 2026 from remaining performance obligations as of December 31, 2025, and the remainder thereafter.

Income tax

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

i.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

ii.	Deferred taxes

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

Leases

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as lessee

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

Lease extension and termination options

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

Lease modifications

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software, and peripheral equipment	20 - 66 (mainly 33)
Office furniture and equipment	6 - 33 (mainly 7)
Motor vehicles	13 - 20 (mainly 15)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see note 2(18) to the financial statements in this annual report.

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

Years
Customer relationship, backlog and distribution rights	1-10
Acquired technology	2-7
Patents	10

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

During the period, we identified indicators that resulted in a reassessment of the useful life of certain customer relationships. As a result, the estimated useful lives of these assets were shortened, leading to accelerated amortization, which was recognized in profit or loss and accounted for as a change in accounting estimate. which resulted in an additional amortization expense of approximately $18.7 million during the year ended December 31, 2025.

Impairment of non-financial assets

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

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries

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

The discounted cash flow method is used to determine the recoverable amount of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which we are not yet committed or significant future investments that will enhance the performance of the assets of our cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of our cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. We performed annual impairment tests as of December 31, 2025, 2024 and 2023 and did not identify any impairments.

ii.	Investment in associate or joint venture using the equity method

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

iii.	Intangible assets with an indefinite useful life / capitalized development costs that have not yet been systematically amortized

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2023, 2024, and 2025 no impairment indicators were identified.

Financial instruments

A.	Financial assets

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

ii.	Financial liabilities measured at fair value through profit or loss

At initial recognition, we measure financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

C.	Derecognition of financial liabilities

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

D.	Compound financial instruments

i.	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

ii.	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

E.	Put option granted to non-controlling interests

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Level inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Level inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

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

Employee benefit liabilities

We maintain several employee benefit plans. We describe the accounting treatment for various types of benefits under those plans below:

i.	Short-term employee benefits

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

ii.	Post-employment benefits

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

Formula and its Israeli subsidiaries and companies accounted for at equity also operate a defined benefit plan in respect of severance or retirement pay to their Israeli employees pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to Israel’s Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation. In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies, which we refer to as the plan assets. Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation, less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

iii.	Other long-term employee benefits

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

Liquidity risk

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

Disclosure of Newly Issued but Not Yet Effective IFRS Standards

IFRS 18 – “Presentation and Disclosure in Financial Statements”

In April 2024, the International Accounting Standards Board, or the IASB, issued IFRS 18, “Presentation and Disclosure in Financial Statements”, or IFRS 18, which replaces IAS 1, “Presentation of Financial Statements”. IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted, subject to disclosure.

We are assessing the impact of the new standard, including the effects of the amendments to other accounting standards resulting from the new standard, on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our senior management and directors as of May 14, 2026.

Name	Age	Position	Expiration of Current Term of Directorship/Office
Guy Bernstein	58	Chief Executive Officer	No formal arrangement regarding expiration of term of office
Asaf Berenstein	48	Chief Financial Officer	No formal arrangement regarding expiration of term of office
Maya Solomon-Ella	48	Chief Operational Officer	No formal arrangement regarding expiration of term of office
Marek Panek	56	Chairman of the Board of Directors	2025 annual shareholders meeting
Rafal Kozlowski	52	Director	2025 annual shareholders meeting
Ilan Regev(1) (2) (3)	58	External director	August 27, 2028
Amir Hillman (1) (2) (3)	55	External director	August 27, 2028
Karolina Rzonca-Bajorek	40	Director	2025 annual shareholders meeting
Gabriela Zukowicz	51	Director	2025 annual shareholders meeting
Itay Meroz(1)(3)	56	Director	2025 annual shareholders meeting

(1)	Serves on the audit committee of our board of directors.

(2)	Serves as an external director under the Companies Law. See “Item 6. Directors, Senior Management and Employees—Board Practices—External Directors under the Companies Law; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law,” below.

(3)	Serves on the compensation committee of our board of directors.

Senior Management

Guy Bernstein has served as our Chief Executive Officer since January 2008. Mr. Bernstein served as a member of our board of directors from November 2006 to December 2008. Mr. Bernstein served as a director of Emblaze Ltd., or Emblaze, our former controlling shareholder and a publicly traded company listed on the London Stock Exchange, from April 2004 until February 2011. From December 2006 to November 2010, Mr. Bernstein also served as chief executive officer of Emblaze, and, prior thereto, from April 2004 to December 2006, as the chief financial officer of Emblaze. Mr. Bernstein serves as the chairman of the board of directors of Matrix and also served as the chairman of the board of Sapiens until its acquisition by Advent in December 2025, and served as the chief executive officer and director of Magic Software until February 2026, when it merged with Matrix. Mr. Bernstein also served as the chief financial and operations officer of Magic Software from 1999 until 2004, when he joined Emblaze. He joined Magic Software from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he served as senior manager from 1994 to 1997. Mr. Bernstein also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems Mr. Bernstein holds a B.A. degree in accounting and economics from the College of Management Academic Studies and is a certified public accountant in Israel.

Asaf Berenstin has served as our Chief Financial Officer since November 2011. Mr. Berenstin has also served as the Chief Financial Officer of our subsidiary, Magic Software, since April 2010. Prior to such time, beginning in August 2008, Mr. Berenstin served as Magic Software’s corporate controller. Mr. Berenstin also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at InSync staffing, all of them are subsidiaries of Formula Systems. Prior to joining our Company, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (Nasdaq: GILT), commencing in July 2007. From October 2003 to July 2007, Mr. Berenstin practiced as a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

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

Directors

Marek Panek has served as one of our directors since November 2010 and as our Chairman of the Board since August 2012. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. Z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. Z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996), Marketing Director (from October 1996 to March 2003), Sales and Marketing Director (from April 2003 to March 2004) and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. Z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Amir Hillman was elected to our board of directors as an external director under the Companies Law in August 2025. Mr. Hilman is an experienced finance and real estate professional with a strong background in investments and capital markets. Mr. Hillman is the Co-Founder and Partner of Alexa Finance and Investments Ltd., an investment company specializing in capital markets and real estate development, a position he has held since 2009. From 2003 to 2007, Mr. Hillman served as an Analyst and Business Development Manager at Forum Technologies Venture Capital Fund, focusing on start-ups and early-stage investments. From 1999 to 2002, he worked as an Analyst at Dan Tahori Investment House, where he performed valuations and financial analyses for M&A activities, primarily for leading Israeli capital market entities. Earlier in his career, from 1997 to 1998, Mr. Hillman was an Analyst at Paz Economics and Engineering, providing financial oversight for real estate projects. Mr. Hillman holds a B.A. in Economics and Sociology and an MBA from the Recanati Business School, Tel Aviv University.

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

Itay Meroz was originally appointed as a director by our board of directors in May 2024 and was reelected by our shareholders at our 2025 annual general meeting of shareholders. Mr. Meroz is an experienced executive manager with a significant financial background., Mr. Meroz has served as the Chief Executive Officer of Skyter Technologies, an online media company since 2021. From 2012 to 2021, Mr. Meroz served as the Chief Executive Officer of WhiteSmoke Software, an ad-tech company listed on the Tel Aviv Stock Exchange, after having served as its Chief Financial Officer from 2009 through 2012. Earlier in his career, he served as the Controller of Versaware Tech from 2001 to 2002. Mr. Meroz started his professional career in 1997 at Ernst & Young Israel, where he managed an audit team that audited corporate clients listed on the TASE, including in respect of U.S. GAAP-based financial statements. Mr. Meroz holds a B.A. in Business and Accounting from College of Management and was a certified public accountant (CPA).

Ilan Regev was elected to our board of directors as an external director under the Companies Law in August 2025. Mr. Regev is a seasoned executive with a strong financial background. Since 1995, he has served as a Senior Manager at ERB Financial Group Ltd., a firm providing outsourced CFO services primarily to startup companies. Since 2016, Mr. Regev has also been a director at ERB London Limited, a wholly owned UK subsidiary of ERB Financial Group Ltd. Between 2004 and 2018, he founded and directed ESOP Trustee and Management Services Ltd., a subsidiary of Phoenix Insurance Ltd. From 2008 to 2011, he served as an independent director at Matrix IT Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Earlier in his career, from 1992 to 1995, Mr. Regev was a senior manager at Ernst & Young Israel, overseeing audit teams focused mainly on venture capital funds. He holds a B.A. in Economics and Accountancy from Tel Aviv University and is a Certified Public Accountant (CPA).

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

Gabriela Zukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer. Ms. Zukowicz has been working at Asseco Poland since 1998, serving as the Director of the Management Board Office (October 2004 - December 2009) and as the Director of the Legal and Organizational Department (January 2010 - October 2017). In addition, from August 2012 to September 2017, Ms. Zukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards in the companies Asseco Western Europe and Asseco Lietuva. In 1998, Ms. &Zdot;ukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Arrangements for the Election of Directors; Family Relationships

Asseco has significant influence over the election of the members of our board of directors (other than our external directors). Other than that, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our executive officers and directors.

B.	Compensation

Aggregate Compensation Paid to Directors and Executive Officers

Formula paid to its directors and executive officers, consisting of the individuals listed above in the table under “—Directors and Senior Management”, as well as Mr. Tomer Jacob and Ms. Relly Danon (our former external directors who served until May 2025), direct remuneration and provided related benefits of approximately $34.4 million, in the aggregate, with respect to 2025. This aggregate compensation amount includes amounts set aside or accrued to provide pension, retirement or similar post-employment benefits, which themselves totaled $0.1 million in 2025. This aggregate compensation amount furthermore includes expenses recorded with respect to share-based compensation in a total amount of $7.4 million for 2025.

The above aggregate compensation amount does not, however, include the following:

●	expenses, including business travel, professional and business association dues and expenses, for which Formula reimburses its officers; and

●	other fringe benefits that companies in Israel commonly reimburse or pay to their officers,

as amounts incurred for such expenses and benefits in 2025 were paid in reimbursement of activities carried out by our directors and executive officers for strict business purposes in carrying out their duties on behalf of Formula and were therefore not compensatory in nature.

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

The table below reflects the compensation paid to our five most highly compensated office holders (each of whom is a member of our management) during or with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2025.

Compensation of Management(1)

Name and Position(1) (2)	Salary ($)	Benefits And Perquisites ($)(3)	Variable Compensation ($)(4)	Equity Based Compensation ($) (5)
Guy Bernstein - CEO (6)	626,000	-	22,200,000	7,033,000
Asaf Berenstin - CFO (7)	232,600	61,200	1,884,400	167,800
Maya Solomon-Ella - COO	187,200	42,650	72,500	195,000

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements. We have three office holders who are members of management who are compensated by Formula (CEO, CFO and COO). For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	The executive officers listed in the table serve as employees or consultants of Formula. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2025.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the executive officer, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(4)	Because our prior compensation policy expired in January 2026 and has not yet been renewed, the payment of a portion of the variable compensation to certain of our officers, as reflected in this table, requires the prior approval of a new compensation policy by our compensation committee and board of directors, and by our shareholders, at our annual or special general meeting of shareholders to be held in 2026.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to share-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 20(b) to our consolidated financial statements, contained elsewhere in this annual report.

(6)	Under his service agreement with us, Guy Bernstein, our Chief Executive Officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. Additionally, Mr. Bernstein’s variable compensation includes payments due with respect to 611,771 RSUs granted to him by Formula in consideration of dividends that Formula distributes to its shareholders in an amount equal to the pro-rata portion of the overall dividend amount that the RSUs constitute out of the issued and outstanding share capital of the Company as of the date of the distribution. For the purpose of payment of the dividend amounts, the portion of the dividend amount to be released to Mr. Bernstein, will in each case be based on the proportion of the number of fiscal quarters that have lapsed at the time of distribution of the dividend from January 1, 2020 until December 31, 2027. An advance of 70% of the estimated annual bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

(7)	Our Chief Financial Officer, Asaf Berenstin, has served as our Chief Financial Officer since November 2011 and as the Chief Financial Officer of our subsidiary, Magic Software Enterprises Ltd., since April 2010 (which merged with one of our other subsidiaries, Matrix IT Ltd., in February 2026). During 2025, Mr. Berenstin held both positions. Pursuant to an agreement between Magic Software and the Company, Mr. Berenstin allocated approximately 40%–50% of his time to the Company. The compensation presented in this table with respect to Mr. Berenstin reflects his total remuneration for his services as Chief Financial Officer of both the Company and Magic Software. As of January 1, 2021, for his role as Chief Financial Officer of the Company and of Magic Software (through 2025), Mr. Berenstin has been entitled to an annual bonus equal to 0.3% of the Company’s net profit (including capital gains).

Compensation of Directors

The following table sets forth information with respect to compensation of our directors (none of whom served as an employee of our company) during fiscal year 2025. The fees to the directors were paid by Formula.

Name and Position	Total Fees Earned or Paid in Cash ($)(1)
Marek Panek - Chairman	42,950
Rafal Kozlowski - Director	42,950
Karolina Rzonca-Bajorek- Director	42,950
Gabriela Zukowicz- Director	42,950
Tomer Jacob – Former External Director(1)	22,460
Relly Danon – Former External Director(1)	15,200
Amir Hilman- External Director(2)	15,150
Ilan Regev- External Director(2)	22,400
Itay Meroz- Director	44,150

(1)	All amounts reported in the table are in terms of cost to Formula, as recorded in Formula’s financial statements.

(2)	Mr. Jacob and Ms. Danon served as our external directors from the start of 2025 until our annual general meeting of shareholders that took place on May 27, 2025, at which time they were not re-elected. The total fees earned by them as shown in the table reflect that partial-year period.

(3)	Messrs. Danon and Hilman were first elected to fill the roles of our external directors under the Companies Law at a special general meeting of shareholders held on August 27, 2025. The total fees earned by them as shown in the table reflect the partial-year period from that date through the end of 2025.

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

The reasons for the re-approval of the subject grant in January 2023 (despite it already having been re-approved in November 2020) were two-fold:

●	Changed circumstances. The voting agreement between Asseco and our chief executive officer, which covered 1,797,973 of our ordinary shares owned by the chief executive officer, and by virtue of which Asseco formerly possessed the right to vote those shares-which stood at the heart of an allegation by plaintiffs who challenged the initial re-approval of the grant (as described below)- was cancelled on December 5, 2022; and

●	Certainty. We believed that it was in the best interest of the Company and its shareholders to provide clarity and certainty regarding the CEO’s compensation and position in the Company by bringing his equity-based grant for re-approval.

Please see “Item 8.A Legal Proceedings” below for a description of the legal proceedings that have been brought in respect of our CEO’s RSU grant.

The award was granted to Emil Sharvit (2001) Consulting and Project Management Ltd., through which our chief executive officer provides services to us. 66.67% of the RSUs (i.e., 407,847 RSUs) are subject to time-based vesting that started as of the grant date and shall end at December 31, 2027, subject to the continued engagement of our chief executive officer with us as of that date, which we refer to as the Vesting Period; and up to 33.33% of the RSUs (i.e., 203,924 RSUs) are subject to performance-based vesting, and shall vest at December 31, 2027 on a pro-rata basis with respect to each fiscal year (starting as of January 1, 2020) during the Vesting Period in which the Target EBITDA (as defined below) is achieved, subject to the continued engagement of our chief executive officer with us. At the end of the vesting period, the number of performance-based RSUs that vests shall be equal to (i) the number of fiscal years in which the Target EBITDA was achieved multiplied by (ii) 25,490.50 RSUs (rounded to the nearest whole number, up to a cap of 203,924 RSUs in total).

The “Target EBITDA” in a given fiscal year during the Vesting Period shall mean our EBITDA in that certain fiscal year (as reflected in our annual audited consolidated financial statements), excluding the cost attributed to the applicable portion of the RSUs in our annual audited consolidated financial statements for the applicable fiscal year (as to which the review of performance is made to determine whether one eighth of the Performance Based RSUs (i.e., 25,490.50 RSUs) shall become vested at the end of the Vesting Period). The Target EBITDA shall be not less than 105% of 75% of our consolidated EBITDA in the previous fiscal year, excluding the cost attributed to the applicable portion of the RSUs in our annual audited consolidated financial statements for such previous fiscal year (the “Previous Year”). Such examination of EBITDA shall be made on the basis of our annual audited consolidated financial statements as reflected in our annual report on Form 20-F, and in the event that we sells any of our operations, the Target EBITDA shall be adjusted as applicable for future reference by removing the results of the operations that were sold.

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

Restricted Share Grants to Chief Financial Officer

On March 13 and 14, 2021, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our chief financial officer, Asaf Berenstin, 21,000 restricted shares under our 2021 Share Incentive Plan (which is described below in Item 6.E in the section titled “Formula’s 2021 Share Incentive Plan”). These restricted shares vest on a quarterly basis over approximately five-year period, with 3,750 restricted shares, approximately 18% of the grant, vesting on the grant date with the remaining amount vested in 23 quarterly equal amounts of 750 restricted shares per quarter commencing on June 30, 2022 and concluding on December 31, 2027, provided that during such time the chief financial officer continues to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates. If he fails to meet the service condition due to the request of the board of directors of either Formula or any of its directly held affiliates (other than a termination of his provision of services which is based on actions or omissions by him that will constitute “cause” under his grant agreement with Formula); then, the chief financial officer will be deemed to have complied with clauses (i) or (ii) above. Notwithstanding the foregoing, if a change of control of Formula occurs, then all unvested additional restricted shares will immediately become vested. As of April 15, 2026, 15,750 out of the 21,000 restricted shares had vested.

Restricted Share Grants to Chief Operations Officer

On January 15 and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, awarded our chief operational officer, Maya Solomon, 15,000 restricted shares under the 2021 Plan. These restricted shares vest at certain points in time over a seven-year period, which commenced on January 16, 2023 and concluding on December 31, 2029, provided that during such time the chief operational officer continued to serve as (i) an officer of the Company and/or (ii) an officer in one of our directly held affiliates (we refer to this as the Service Condition). As of April 15, 2026, 6,428 of the 15,000 restricted shares had vested.

For a description of our 2011 Share Incentive Plan and our 2021 Share Incentive Plan pursuant to which options or share awards may be granted from time to time to our directors, executive officers, employees and consultants, see “Item 6.E. Share Ownership- Arrangements Involving the Issuance or Grant of Equity Awards” below.

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

Our board is currently comprised of seven persons, of which each of Amir Hilman, Ilan Regev, and Itay Meroz has been determined by the board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market (or the Nasdaq listing rules), on which our ADSs are listed for trading. Concurrently with the initial election of Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Zukowicz to the board in August 2022, we opted, as a foreign private issuer under SEC rules, to follow Israeli law practice in lieu of the Nasdaq majority board independence requirement. Please see Item 16G below. Mr. Hilman and Mr. Regev serve as our external directors as mandated under Israeli law, and are therefore subject to additional criteria to help ensure their independence. See “External Directors Under the Companies Law” below. Each of our directors, except for the external directors, holds office until the next annual general meeting of shareholders and may then be re-elected. Our officers are appointed by our board of directors.

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

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional qualifications” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years’ experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. Our board of directors has determined that each of Mr. Hilman and Mr. Regev possesses requisite financial and accounting expertise, as required of our external directors under the Companies Law.

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

In August 2025, Mr. Hilman and Mr. Regev were initially appointed for a three-year term as our external directors, each to hold office until August 2028. In accordance with the regulations under the Companies Law (Relief for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel, 2000), dual listed companies, like us, whose securities are listed on the Nasdaq Global Select Market or one of a number of other non-Israeli stock exchanges, may re-appoint an external director for additional three-year terms, in excess of the nine years as described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the external director to the work of the board and its committees, his or her re-appointment is in the best interests of the company. The same special majority is required for election of the external director for each additional three-year term.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “-External Directors Under the Companies Law”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than one. As described above under “-External Directors Under the Companies Law,” currently Ilan Regev, Rafal Kozlowski and Karolina Rzonca-Bajorek have been determined by the board to possess such accounting and financial expertise.

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

Our audit committee consists of our two external directors, Mr. Amir Hilman and Mr. Ilan Regev, as well as Mr. Itay Meroz. Each of Mr. Hilman, Mr. Regev and Mr. Meroz qualifies as an independent director under both the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. The board has furthermore determined that Mr. Regev is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

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

We initially adopted a compensation policy during 2013. In 2016, our compensation committee and board approved a renewed version of our compensation policy, but the renewed policy was not approved by our shareholders at our annual general meeting of shareholders that was held on December 21, 2016. In April 2018, in accordance with Section 276A(c) of the Companies Law, our compensation committee and the board determined that the approval of the renewed compensation policy is in the best interest of our company and exercised their right to adopt the renewed compensation policy notwithstanding it not having been approved by the shareholders at the December 2016 annual general meeting. In December 2022, our compensation committee and board of directors once again approved a renewed version of our compensation policy and submitted it to our shareholders for approval at our January 12, 2023 special general shareholders meeting. Our shareholders did not approve the compensation policy at that meeting. On January 15 and 16, 2023, our compensation committee and board of directors, respectively, acting in accordance with the Companies Law, re-approved the compensation policy notwithstanding that our shareholders had not approved it. A renewed version will be presented to our annual general meeting of shareholders to be held in 2026.

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

Our compensation committee consists of our two external directors, Mr. Ilan Regev and Mr. Amir Hilman, as well as Mr. Itay Meroz. Each of the members of our compensation committee qualifies as an independent director under the Nasdaq listing rules.

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

We have obtained an insurance policy covering the Formula Group’s directors’ and officers’ liability. Certain of our subsidiaries (during 2025, Magic Software and its subsidiaries, Sapiens and its subsidiaries, Insync, Zap Group and its subsidiaries, Ofek Aerial Photography, Shamrad, Hashahar Telecom and Michpal and its subsidiaries) participate in the premium payments of the insurance, on a proportional basis. The total premium paid by the Group during 2025 was approximately $1.2 million. On a stand-alone basis, the portion allocated to Formula and its privately-held subsidiaries amounted to $0.2 million in 2025. For 2026, the total premium paid by the Group amounted to $0.2 million. Following Sapiens’ acquisition by Advent in December 2025 and the merger between Magic Software and Matrix in February 2026, the entire premium is allocated to Formula and its privately-held subsidiaries for 2026 and going forward.

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

We have entered into undertakings to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles, as described above. For more information, see “Item 7.B. Related Party Transactions - Indemnification of Office Holders.”

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

The table below sets forth the average number of employees employed by us, as allocated among our seven subsidiaries in which we have effective control through December 31, 2025, during each of the last three fiscal years:

	Year ended December 31*,
	2025	2024	2023
Matrix	12,880	11,570	11,200
Magic Software**	4,072	3,787	3,628
TSG Systems	898	784	500
Michpal	338	321	302
Ofek	117	117	87
Insync	649	949	948
Zap Group	278	277	198
Shamrad	37	37	37
Hashhar Telecom	68	25	-
Total	19,337	17,867	16,900

*	In December 2025, our former subsidiary Sapiens was acquired by Advent and ceased to be a subsidiary of Formula. In order to provide comparable data for all three years presented in the above table, and consistent with the approach in our financial statements, in accordance with IFRS, we have excluded employees of Sapiens from each of the two tables in this section for each of the three years presented, as if it was not a subsidiary of ours for any of the three years, on a retroactive basis.

**	In February 2026, Magic Software merged with a subsidiary of Matrix, becoming a wholly-owned subsidiary of Matrix. The numbers in the above and below tables include employees of Magic Software, as it was a stand-alone company as of December 31, 2025.

The table below sets forth the average number of employees employed by us, as allocated by geographical area of employment, during each of the last three fiscal years:

	Year ended December 31,
	2025	2024	2023
Israel	15,274	13,945	12,989
United States and Canada	2,647	2,906	2,905
Europe	988	783	769
Asia (mainly India)	340	223	226
Africa	88	10	11
Total	19,337	17,867	16,900

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

As of April 15, 2026, none of our directors or officers owned any shares of our company (whether actual ordinary shares or shares issuable upon exercise of options), except for Mr. Guy Bernstein, our chief executive officer, Mr. Asaf Berenstin, our chief financial officer and Ms. Maya Solomon-Ella, our chief operational manager, as described under “Item 6. Directors, Senior Management & Employees— B. Compensation— Service Agreement with, and Equity Grant to, Chief Executive Officer” and “Item 6. Directors, Senior Management & Employees— Restricted Share Grants to Chief Financial Officer” above. None of the ordinary shares beneficially owned by Messrs. Bernstein and Berenstin or Ms. Solomon has voting rights different from those possessed by other holders of Formula’s ordinary shares.

At the current time, based on information that he has provided to us, Mr. Guy Bernstein beneficially owns 11.73% of Formula’s ordinary shares, in the aggregate. Please see “Item 7. Major Shareholders and Related Party Transactions— A. Major Shareholders” below for more information.

At the current time, based on information that he has provided to us, Mr. Asaf Berenstin owns 31,833 of Formula’s ordinary shares, consisting of 10,000 restricted shares, 833 restricted shares and 21,000 restricted shares which were granted to him on November 13, 2014, August 17, 2017 and March 14, 2022, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). As of April 15, 2026, 26,583 restricted shares were fully vested, with the remaining 5,750 restricted shares to be vested over remaining 11 equal quarterly periods, which commenced on April 1, 2025 and will conclude on December 31, 2027. All restricted shares, whether vested or not, are held in the trust.

At the current time, based on information that she has provided to us, Ms. Maya Solomon-Ella owns 25,000 of Formula’s ordinary shares, consisting of 10,000 restricted shares and 15,000 restricted shares which were granted to her on November 19, 2018 and on January 16, 2023, respectively (as described above under “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Operational Officer” and in Note 18(b) to our consolidated financial statements contained elsewhere in this annual report). Of those shares, as of April 15, 2026, 16,428 restricted shares were fully vested, with the remaining 8,572 restricted shares to be vested at certain points in time over a seven-year period, which commenced on January 16, 2023, and which concludes on December 31, 2029. All restricted shares, whether vested or not, are held in the trust.

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

In March 2012, our board of directors increased the number of ordinary shares reserved for issuance under the 2011 Plan by 1,200,000 shares.

Of the options available for grant under the 2011 Plan, we approved the grant, in March 2011, of options to purchase 543,840 ordinary shares to our Chief Executive Officer, each to be exercisable for no consideration and, in March 2012, we approved the grant of options to purchase 1,122,782 ordinary shares to our chief executive officer, each to be exercisable at a price of NIS 0.01 per share. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Service Agreement with, and Equity Grant to, Chief Executive Officer” for a description of those grants. We have also approved the grant of 10,000 restricted shares to our chief financial officer on each of November 13, 2014 and August 17, 2017 and the grant of 10,000 restricted shares to our chief operational officer on November 19, 2017, in each case under the 2011 Plan. Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Restricted Share Grants to Chief Financial Officer” for a description of those grants.

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

The following table presents information regarding the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of Formula’s ordinary shares (including shares represented by ADSs) as of April 15, 2026 (except where an alternate date is specified in the footnotes to the table) by each person known to us to be the beneficial owner of 5% or more of Formula’s ordinary shares, and by our directors and executive officers as a group, based on information provided to us by our shareholders or disclosed in public filings with the SEC. None of the holders of the ordinary shares listed in the below table has voting rights different from other holders of Formula’s ordinary shares. Except where indicated otherwise, we believe, based on information furnished by these owners, that each of the beneficial owners of Formula’s ordinary shares listed below has sole investment and voting power with respect to such shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,154	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	913,043	5.95%
Menora Mivtachim Holdings Ltd.(6)	1,099,812	7.17%
Phoenix Holdings Ltd. (7)	1,011,904	6.60%
Yelin Lapidot Holdings Management Ltd. (8)	1,038,923	6.78%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	824,703	5.38%
Meitav Investment House Ltd.(10)	819,837	5.35%
All directors and executive officers as a group (11 persons) (11)	1,840,484	12.0%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 119,808 shares represented by ADSs) issued and outstanding as of April 15, 2026.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 9, 2026. Harel Insurance is a publicly held Israeli corporation. Out of the 913,043 ordinary shares beneficially owned by Harel Insurance: (i) 912,599 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 444 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 5, 2026. Out of the 1,099,812 ordinary shares beneficially owned by Menora Holdings, (i) 1,094,039 ordinary shares are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly owned or majority-owned, subsidiaries of Menora Holdings. The economic interest or beneficial ownership in a portion of the foregoing ordinary shares (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be, and (ii) 5,773 ordinary shares are beneficially held for Menora Holdings’ own account.

(7)	Based on written notification received from Phoenix Holdings Ltd. on April 6, 2026. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of March 31, 2025, the securities reported herein were held as follows: (i) the Phoenix Investments House - trust funds: 292,798; (ii) The Phoenix pension and provident funds: 4,873; and (iii) Partnership for Israeli shares: 714,233. (All ownership rights in these partnerships belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement).

(8)	Based on written notification received from Yelin Lapidot on April 6, 2026. Out of the 1,038,923 ordinary shares beneficially owned by Yelin: (i) 851,755 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and (ii) 187,168 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 12, 2026. Clal is a publicly held Israeli corporation. All the 824,703 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions

(10)	Based on a Schedule 13G filed by Meitav Investment House Ltd., or Meitav, on April 13, 2026. The securities reported for this shareholder are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav. Some of the securities are held by third-party client accounts managed by subsidiaries of Meitav as portfolio managers, which subsidiaries operate under independent management and make independent investment decisions and have no voting power in the securities held in such client accounts. The subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of April 10, 2026, 246,182 ordinary shares are beneficially owned by Meitav Tachlit Mutual Funds Ltd., 414,635 ordinary shares are beneficially owned by Meitav Provident Funds & Pension Ltd., and 159,020 ordinary shares are beneficially owned by Meitav Portfolio Management Ltd.

(11)	Includes the shares beneficially owned by Mr. Guy Bernstein described in footnote (4) above, as well as 24,333 vested restricted shares granted to Mr. Asaf Berenstin, the Company’s chief financial officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s chief operations officer (who was granted 25,000 restricted shares in November 2018 and in January 2023, of which 14,285 are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

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

Record ADS Holders

As of April 30, 2026, 119,257 of our ADSs were issued and outstanding pursuant to a depositary agreement with The Bank of New York Mellon, representing approximately 0.78% of our outstanding ordinary shares. As of that date, there were approximately 20 registered holders of our ADSs, of whom approximately 11 record holders were United States residents. Such number of record holders is not representative of the actual number of beneficial holders of our ADSs in the United States.

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

Office Holders’ Insurance

We have obtained an insurance policy covering the Formula Group’s D&O liability. Our subsidiaries participate in the premium payments of the insurance policy, on a proportional basis. The current coverage of that policy is up to a maximum of $30.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage, for a total premium of $369,111 for the period starting on February 25, 2026 and ending on August 24, 2027. The total annual premium of $369,111 under that policy is allocated for payment among our subsidiaries excluding Matrix and Michpal.

Service Agreement with our Chief Executive Officer

We are party to a written service agreement with our chief executive officer, Mr. Guy Bernstein, which was entered into in December 2008 and was amended in March 2011 and in March 2012. This agreement provides for early termination by either side upon 180 days’ advance written notice, during which time the Chief Executive Officer will continue to receive service fees. This agreement furthermore contains customary provisions regarding nondisclosure, confidentiality of information and assignment of inventions. Please see “Item 6. Directors, Senior Management & Employees— B. Compensation-Service Agreement with, and Equity Grant to, Chief Executive Officer” for more details concerning that service agreement.

Services Obtained from Asseco

During 2025, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly-owned subsidiary, Sapiens Poland (which was our affiliate until consummation of the merger transaction whereby Sapiens was acquired by Advent in December 2025), in an amount totaling approximately $0.2 million.

Services Provided to Asseco

During 2025, Sapiens Poland (our former affiliate, until December 2025) performed services as a sub-contractor on behalf of Asseco for clients of Asseco in a total amount of approximately $3.4 million. For historical reasons, Asseco issues invoices to those clients and then Sapiens, in turn, invoices Asseco on a back-to-back basis (with no margin to Asseco).

Fees Paid for Board Services in Affiliates

Our former subsidiary (until December 2025) Sapiens paid us approximately $39,488 in respect of its share of Formula’s director fees for Guy Bernstein, who also serves as Sapiens’ Chairman of the Board, for the year ended December 31, 2025.

Matrix paid us approximately $30,015 in respect of its share of Formula’s director fees for Guy Bernstein, who also serves as Matrix’s Chairman of the Board, for the year ended December 31, 2025.

Acquisition of Sapiens

On August 12, 2025, Sapiens entered into an Agreement and Plan of Merger with certain affiliates of Advent, a leading global private equity investor, pursuant to which, on December 17, 2025, Sapiens merged with, became a wholly owned, privately-held subsidiary of affiliates of Advent. While the public shareholders of Sapiens received $43.50 of cash consideration per Sapiens common share held by them in the merger, and were cashed out in the transaction, Formula retained an indirect minority interest in Sapiens following the transaction of approximate 18.68% through its ownership stake in SI Swan UK Topco Limited, which serves as the ultimate parent company of Sapiens. The transaction was approved by a special committee comprised solely of disinterested and independent members of the board of directors of Sapiens, as well as by an extraordinary general meeting of Sapiens’ shareholders held in November 2025. For more information concerning the transaction and the related merger agreement, please see “Item 10. Additional Information— C. Material Contracts— Merger Agreement for Acquisition of Sapiens by Advent” below in this annual report.

Merger Between Matrix and Magic Software

On November 3, 2025, two of Formula’s publicly-traded subsidiaries— Matrix and Magic Software— entered into a merger agreement with one another and with Matrix’s wholly-owned subsidiary, Magitrix Ltd., and on February 24, 2026, the parties completed a reverse triangular merger contemplated by that agreement. Pursuant to the merger, Matrix’s wholly-owned subsidiary merged with and into Magic Software, with Magic Software surviving as a wholly-owned subsidiary of Matrix. As consideration for their shares of Magic Software surrendered in the merger, Magic Software shareholders received an aggregate of 28,861,564 ordinary shares of Matrix, representing 0.5878202 Matrix ordinary shares for each Magic Software ordinary share held by them. That exchange rate resulted in Matrix’s and Magic Software’s shareholders owning 68.875% and 31.125%, respectively, of Matrix’s issued and outstanding ordinary shares post-merger on a fully diluted basis.

Upon completion of the merger, the ordinary shares of Matrix continue to be traded exclusively on the TASE, while Magic Software’s ordinary shares were delisted from trading on Nasdaq and the TASE, and were deregistered under the Exchange Act.

The merger was approved by an independent committee of directors, the audit committee and board of directors of each of Matrix and Magic Software, each of which obtained a separate fairness opinion from an independent financial advisor confirming that the merger consideration was fair to the shareholders of that company. The merger was furthermore approved by meetings of the shareholders of each of Matrix and Magic Software, held on December 10, 2025, by a special majority of the minority shareholders, as required under Israeli law.

For more information concerning the merger between Matrix and Magic Software, please see “Item 10. Additional Information— C. Material Contracts— Matrix- Magic Software Merger Agreement” below in this annual report.

Trade Receivables

As of December 31, 2025, we had trade receivables balances due from our related parties in a total amount of approximately $0.7 million, respectively.

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

Export Sales

In 2025, 20.3% of our revenues originated from customers located outside of Israel. For information on our revenues breakdown by geographic market for the past three years, see “Item 4. Information on the Company— Business Overview— Geographical Distribution of Revenues.”

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

Legal Proceedings Related to Formula’s CEO’s RSU Grant

On November 23, 2020, Olir Trade and Industries Ltd. (“Olir”) filed a derivative action and a motion to certify a derivative action, with the District Court (Economic Division) of Tel Aviv-Jaffa, Israel (Derivative Action No. 58348-11-20) (the “Claim” and the “Motion to Certify”, respectively) (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020). In the framework of the Motion to Certify, Olir requested permission to file the Claim, on our behalf, against each of our five directors, as well as our chief executive officer, Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin, as defendants. We and the named defendants are all listed as respondents to the Motion to Certify. The Claim challenges the legality, under the Companies Law, of compensation awarded to our chief executive officer and chief financial officer, including past engagements with our chief executive officer and the re-approval by our compensation committee and board of directors in November 2020 (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 4, 2020), of the eight-year equity-based award of compensation-in the form of 611,771 restricted share units- to our chief executive officer. The Claim includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The Claim seeks an accounting from the defendants as to the alleged harm caused to Formula Systems, as well as compensation to Formula Systems for such harm. The Claim also seeks a declaratory order preventing the board of directors from using voting powers allegedly granted to it under agreements related to our ADSs. We reject all claims made by Olir and believe that all actions taken by our board of directors and our committees were taken in accordance with the Companies Law, for Formula’s benefit, and based upon advice of legal counsel. All respondents intend to vigorously defend against the Motion to Certify, and on May 13, 2021, all respondents filed their responses to the Motion to Certify.

On January 24, 2023, we submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to our chief executive officer by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13, 2023, we submitted our response to Olir’s response. Olir filed its briefs by September 18, 2023. On December 3, 2023, we filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023, the court granted our motion to dismiss in limine, and ordered us to pay Olir’s costs in an amount of NIS 45,000. On January 25, 2024, Olir filed an appeal against the District Court’s decision with the Israeli Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024, all respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rule of law when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. On October 22, 2025, all the respondents filed their response to the appeal. A bench hearing is now scheduled for July 15, 2026. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

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

Legal Proceedings related to Zap Group

On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793.8 million (approximately $217.7 million), was filed against Zap Group with the Israeli district court (central district), claiming that Zap Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through Zap Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63 million (approximately $17.3 million). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with Zap Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with Zap Group on the issue of the necessary disclosure that Zap Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with Zap Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. As a result, evidentiary hearings were held between March 6, 2024, and July 10, 2024, during which expert and fact witnesses from both sides were examined. Subsequently, deadlines were set for the submission of the parties’ summations. On August 8, 2024, the parties informed the court that they had reached an agreement to refer the matter to a mediation process to be presided upon by another judge of the same court. Accordingly, mediation sessions took place on December 11, 2024 and January 21, 2025 in front of Judge Rami Haymovitz. On March 3, 2025, the plaintiffs’ counsel informed the court that there had been disagreements between the defendants and their counsel over the course of the mediation, and requested that the court determine as to whether they could continue to represent the plaintiffs in the case. On March 24, 2025, as a result of a hearing, the court requested that the plaintiffs’ counsel and Zap Group propose terms for a settlement of the litigation on or before June 4, 2025 that the plaintiffs could review and determine whether to accept. On May 20, 2025, the plaintiffs filed a motion with the court seeking to replace their legal representation and to dismiss their current class counsel, citing a breakdown in trust and lack of adequate representation. In addition, the plaintiffs requested that the court suspend any judicial decision in connection with the proposed settlement arrangement until such replacement of counsel is completed. On May 22 and May 26, 2025, responses opposing the plaintiffs’ motion were filed by the existing class counsel (whom the plaintiffs sought to replace) and by Zap Group. On June 9, 2025, the court issued a decision determining that the process relating to the settlement arrangement would continue. The court further instructed the parties to submit a settlement agreement by July 8, 2025, and indicated that only following its submittal it would determine how to proceed, including how to address the plaintiffs’ request to replace their representation and the continued management of the case. On July 22, 2025, the court held a hearing and determined that the plaintiffs’ arguments would be heard only after the submission of responses to the motion for approval of the class action. On August 5, 2025, Zap and the existing class counsel filed a motion for approval of a proposed settlement arrangement. The court instructed that the motion be forwarded to the Israeli Attorney General for review and that the plaintiffs be permitted to submit their responses within the prescribed timeframe. On November 16, 2025, the court issued a decision instructing the publication of a notice regarding the proposed settlement arrangement and declined to dismiss it outright at that stage. The court further determined that the position of the Israeli Attorney General, as well as any objections submitted by the plaintiffs, would be considered prior to any final decision regarding approval of the settlement arrangement. Following the publication of the proposed settlement arrangement in accordance with the court’s instructions, including publication in newspapers and on Zap Group’s websites, the position of the Attorney General was expected to be submitted by March 8, 2026. However, due to the situation in Israel, such position had not yet been submitted as of that date. As this claim was filed against Zap Group prior to its acquisition by Formula, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24.5 million (approximately $7.0 million) and a claim for the grant of a mandamus order against Zap Group, in the District Court at Haifa. The Plaintiffs allege that Zap Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, Zap Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the claim, on April 19, 2021, the Plaintiffs submitted a complaint against Zap Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. Following discovery and pre-trial hearings, the Plaintiffs and ZAP Group submitted affidavits of primary testimony in June 2024 and July 2024, respectively. On January 28, 2025, evidentiary hearings began, and have been held since that time. On February 24, 2026, the Plaintiffs’ legal counsel filed a motion to withdraw from representation. As of the date of this filing, the Plaintiffs are representing themselves without formal legal representation. At the current stage of proceedings, it is not possible to estimate the outcome of the claim.

In November 2023, N.Z. Marketing and Advertising Ltd (“Safra”), a subsidiary of Zap Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is for an amount of NIS 9.645 million. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. On November 14, 2024, a preliminary hearing was held in court, during which the judge suggested that the parties settle the case by paying compensation to the plaintiff. On July 3, 2025, a settlement agreement was executed between the parties, pursuant to it was determined that Safra would pay the plaintiff an amount of approximately NIS 221.9 thousand (approximately $69.2 thousand). Because the incident (in which the deceased died) took place before Zap Group acquired Safra, the liability of Zap Group resulting from the proceedings was covered by the indemnification obligations of the former shareholders of Safra to Zap Group. Following the payment, the proceedings against Safra were dismissed.

Dividend Policy

Under Israeli law, dividends may be paid by an Israeli company only out of profits and other surplus as calculated under Israeli law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever amount is greater, and provided that there is no reasonable concern that payment of a dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due. See “Item 10. Additional Information— Memorandum and Articles of Association— Dividend and Liquidation Rights” below (the content of which is incorporated by reference to Exhibit 2.2 to this annual report) for more information.

Formula

Under Formula’s dividend policy adopted by our board of directors, sums that are not planned to be used for investments in the near future may be distributed to our shareholders as a cash dividend, to the extent that our performance allows such distribution. In the three most recent fiscal years, Formula has made the following distributions:

On March 26, 2026, in light of Formula’s results for the fiscal year ended December 31, 2025, and in particular the completion of the acquisition of Sapiens by Advent in December 2025, Formula’s board of directors announced its intention to declare a special cash dividend to Formula’s shareholders in an aggregate amount of up to $200 million, following the filing of Formula’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was then expected by mid-May 2026. The actual declaration of such dividend, including the determination of the record date and payment date, remains subject to the board’s final approval and satisfaction of the conditions for dividend distribution under Israeli law.

In November 2025, Formula declared a dividend to its shareholders in an amount of NIS 1.64 per share (approximately $0.52 per share) to be paid on January 13, 2026. The aggregate amount distributed by Formula was approximately NIS 25.1 million (approximately $8.0 million, based on the exchange rate on the payment date).

In August 2025, Formula declared a dividend to its shareholders in an amount of NIS 1.69 per share (approximately $0.52 per share) to be paid on October 28, 2025. The aggregate amount distributed by Formula was approximately NIS 25.9 million (approximately $8.0 million, based on the exchange rate on the payment date).

In May 2025, Formula declared a dividend to its shareholders in an amount of NIS 1.57 per share (approximately $0.47 per share) to be paid on July 22, 2025. The aggregate amount distributed by Formula was approximately NIS 24.1 million (approximately $7.2 million, based on the exchange rate on the payment date).

In March 2025 Formula declared a dividend to its shareholders in an amount of NIS 3.45 per share (approximately $0.97 per share) to be paid on May 14, 2025. The aggregate amount distributed by Formula was approximately NIS 52.9 million (approximately $14.9 million, based on the exchange rate on the payment date).

In August 2024, Formula declared a cash dividend to its shareholders in an amount of NIS 2.32 per share (approximately $0.63 per share), which was paid on September 26, 2024. The aggregate amount distributed by Formula was approximately NIS 35.6 million (approximately $9.6 million, based on the exchange rate on the payment date).

In March 2024, Formula declared a cash dividend to its shareholders of NIS 2.30 per share (approximately $0.61 per share), which was paid on April 18, 2024. The aggregate amount distributed by Formula was NIS 35.3 million (approximately $9.3 million, based on the exchange rate on the payment date).

Matrix

In August 2010, Matrix’s board of directors decided to change Matrix’s dividend distribution policy, whereby in every year, Matrix will distribute a dividend at a rate of 75% of its annual net income. The dividend is to be distributed on a quarterly basis. Pursuant to that policy, Matrix has distributed the following amounts in the three most recent fiscal years (as well as early 2026):

In March 2026, Matrix declared a cash dividend to its shareholders of NIS 73.1 million (approximately $24.8 million), in the aggregate, which was paid in May 2026, of which $13.0 million was paid to non-controlling interests.

In November 2025, Matrix declared a cash dividend to its shareholders of NIS 57.9 million (approximately $18.2 million), in the aggregate, which was paid in December 2025, of which $9.4 million was paid to non-controlling interests.

In August 2025, Matrix declared a cash dividend to its shareholders of NIS 54.1 million (approximately $16.3 million), in the aggregate, which was paid in October 2025, of which $8.5 million was paid to non-controlling interests.

In May 2025, Matrix declared a cash dividend to its shareholders of NIS 56.6 million (approximately $16.9 million), in the aggregate, which was paid in July 2025, of which $8.8 million was paid to non-controlling interests.

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

Magic Software

In August 2017, Magic Software’s board of directors amended its dividend distribution policy, pursuant to which Magic Software distributed a dividend of up to 75% of its annual net income attributable to its shareholders (increased from a prior rate of 50%), subject to applicable law. Following the completion of the merger between Magic Software and Matrix on February 24, 2026, pursuant to which Magic Software became a wholly-owned subsidiary of Matrix, Magic Software’s ordinary shares were delisted from both Nasdaq and the Tel Aviv Stock Exchange and Magic Software ceased to be a publicly traded company. As a result, Magic Software no longer has independent shareholders to whom dividends may be declared or distributed, and its former dividend distribution policy is no longer applicable. Any future distributions from Magic Software will be made to Matrix as its sole shareholder, in accordance with Matrix’s dividend policy and applicable law. Pursuant to its former dividend distribution policy, Magic Software distributed the following amounts during the three most recent fiscal years:

In November 2025, Magic Software declared a cash dividend to its shareholders of $0.151 per share (or approximately $7.4 million, in the aggregate), which was paid during December 2025, of which $4.0 million was paid to non-controlling interests.

In August 2025, Magic Software declared a cash dividend to its shareholders of $0.296 per share (or approximately $14.5 million, in the aggregate), which was paid during October 2025, of which $8.6 million was paid to non-controlling interests.

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

Michpal

In connection with Michpal’s initial public offering on the TASE, which was completed in September 2025, Michpal’s board of directors adopted, on August 27, 2025, a dividend distribution policy pursuant to which Michpal intends to distribute, on an annual basis, a dividend of up to 50% of its annual net income attributable to its shareholders, as reflected in its audited annual financial statements, subject to applicable law. The implementation of the dividend distribution policy in any given year is contingent upon a specific resolution of Michpal’s board of directors, including a resolution determining the amount and timing of the distribution, or whether to make any distribution at all. In adopting any such resolution, Michpal’s board of directors will take into account, among other things, Michpal’s operations, projected cash flows, liabilities, cash balances, plans and financial condition at the relevant time, as well as the distribution tests set forth in the Companies Law and the board’s assessment of Michpal’s ability to meet its existing and foreseeable obligations as they become due. Michpal’s board of directors may, at any time and at its discretion, taking into account business considerations and applicable law, amend the distribution policy, including the rate and scope of amounts to be distributed, or resolve from time to time not to make any distribution at all. Pursuant to that policy, Michpal has made the following distribution:

In March 2026, Michpal declared a cash dividend to its shareholders of NIS 5.4 million (approximately $1.8 million), in the aggregate, paid in April 2026, of which approximately $0.5 million was paid to non-controlling interests.

B.	Significant Changes

Since the date of our consolidated financial statements included in this annual report, the following significant changes have occurred:

On January 13, 2026, the board of directors of TSG Systems approved a financing by way of a private placement to several investors in an aggregate amount of approximately NIS 192 million (approximately $60.9 million), as well as an additional financing of approximately NIS 92 million (approximately $29.2 million), subject to the exercise of options granted to investors in that transaction. As a result of the private placement, our direct ownership interest in TSG Systems was diluted from 37.33% as of December 31, 2025 to 33.38% immediately following the closing of the transaction, and was further diluted to 32.87% as a result of subsequent exercises of options by TSG Systems’ employees.

On February 4, 2026, Matrix completed an issuance of convertible debentures (Series 2) with a nominal value of approximately NIS 297 million, for gross proceeds of approximately NIS 300.6 million (approximately $93 million). The debentures bear annual interest at a rate of 0.5% and are repayable in a single installment on February 1, 2031. The debentures are convertible on any trading day, such that each NIS 180 nominal value of debentures is convertible into one ordinary share of Matrix, subject to customary adjustments, including adjustments for dividend distributions.

On February 24, 2026, Matrix and Magic Software completed their merger, as described in “Item 10. Additional Information— C. Material Contracts— Matrix- Magic Software Merger Agreement”.

Other than the foregoing, there have not been any significant changes for our company since the date of our consolidated financial statements included in this annual report.

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

Beyond the below-described agreements, Formula and the other companies that comprise the Formula Group are not party to, and have not been party to in the last two years, any material contract entered into outside of their ordinary course of business. In addition, while our subsidiaries are party and have been party in the last two years to numerous contracts with customers, resellers and distributors, such contracts are entered into in the ordinary course of business. Furthermore, other than as described below (with respect to the agreements related to the acquisition of Sapiens by an affiliate of Advent, and the merger of Matrix and Magic Software), we do not deem any other individual contract entered into by any of our subsidiaries outside of the ordinary course of business (such as investment or acquisition agreements) during the last two years to be material to us on a consolidated basis.

Merger Agreement for Acquisition of Sapiens by Advent

On August 12, 2025, Sapiens entered into an Agreement and Plan of Merger, or the Sapiens merger agreement, by and among Sapiens, SI Swan UK Bidco Limited, or Bidco, SI Swan Guernsey Holdco Limited, or Parent, and SI Swan Cayman Merger Sub Ltd., or Merger Sub, a wholly owned subsidiary of Parent, and on December 17, 2025, the merger of Sapiens was completed in accordance with the terms of that agreement. Upon the consummation of the merger under that agreement, Sapiens became a wholly owned, privately-held subsidiary of affiliates of Advent, a private equity firm, with Formula retaining an indirect minority interest in Sapiens, and Sapiens’ common shares were delisted from Nasdaq and the TASE and were deregistered under the Exchange Act.

Pursuant to the Sapiens merger agreement, Merger Sub was merged with and into Sapiens, with Sapiens continuing as the surviving company. Following the completion of the Sapiens merger, Parent was liquidated and Sapiens became a wholly owned subsidiary of Bidco and a beneficially owned subsidiary privately held by affiliates of Bidco and Formula. The Sapiens merger agreement, and the transactions contemplated thereby were described in the proxy statement, dated October 16, 2025, distributed by Sapiens to its shareholders and attached as Exhibit (a)-(1) to the transaction statement on Sapiens’ amended Schedule 13E-3 that Sapiens filed with the SEC on October 16, 2025.

Under the Sapiens merger agreement, at the effective time of the merger, each issued and outstanding common share of Sapiens was cancelled and ceased to exist, in consideration and exchange for the right to receive $43.50 in cash per share, without interest and net of any applicable withholding taxes, except for: (a) 6,896,552 common shares held by Formula, which remained outstanding (referred to as the rollover shares), (b) 17,418,214 common shares other than the rollover shares (referred to as the non-rollover shares) which were transferred by Formula to Merger Sub immediately prior to the effectiveness of the merger in exchange for a non-interest bearing loan note instrument, (c) common shares held by Parent, Merger Sub and any of their respective subsidiaries, and (d) all common shares held by Sapiens or any subsidiary of Sapiens or held in Sapiens’ treasury, in each case for (b), (c) and (d), issued and outstanding immediately prior to the effective time, which were cancelled at the effective time without payment of any consideration. Each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the merger was converted into one validly issued, fully paid and non-assessable common share, of Sapiens.

The Sapiens merger agreement provided that options and RSUs with respect to Sapiens common shares were treated as follows:

●	Immediately prior to the effective time of the merger, Sapiens caused (i) 58% of the unvested portion of all remaining outstanding and unexpired options under Sapiens’ equity incentive plans to become vested and (ii) 58% of the unvested portion of all remaining outstanding and unexpired RSUs, to become vested. Any individual who provided or received a notice of termination of his or her employment or engagement with the Sapiens or any of its subsidiaries as of the date of the merger agreement did not receive the foregoing acceleration.

●

At the effective time of the merger, (i) each vested Sapiens RSU (which vested either previously or due to the 58% pro-rata acceleration described above) was cancelled and converted into the right to receive the per share cash merger consideration ($43.50) in respect of each underlying Sapiens common share at the closing; (ii) each Sapiens RSU that did not vest (either previously or due to the 58% pro-rata acceleration described above) was cancelled and converted into the right to receive the per share cash merger consideration ($43.50) in respect of each underlying Sapiens common share at the same time or times as the RSU would have vested pursuant to its terms, subject to the continued employment or service of the holder through each applicable vesting date; (iii) each vested Sapiens option (which vested either previously or due to the 58% pro-rata acceleration described above) was cancelled and converted into the right to receive the excess (if any) of the per share cash merger consideration ($43.50) over the applicable per share exercise price of such vested option in respect of each underlying Sapiens common share; and (iv) each Sapiens option that did not vest (either previously or due to the 58% pro-rata acceleration described above) was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the excess (if any) of the per share cash merger consideration ($43.50) over the applicable per share exercise price of such unvested option and (y) the total number of Sapiens common shares underlying the unvested option, which cash amount would vest and become payable at the same time(s) as the unvested option would have vested and become exercisable, subject to the continued employment or service of the holder through each applicable vesting date.

●		Any Sapiens option (whether vested or not) that had a per share exercise price that was equal to or greater than the per share merger cash consideration ($43.50) was cancelled as of the effective time of the merger without any cash payment or other consideration.

The further terms of the Sapiens merger agreement and the merger completed pursuant to that agreement are described in the definitive proxy statement for Sapiens’ extraordinary general meeting of shareholders held on November 19, 2025, which served as Exhibit (a)(1) to Amendment No. 1 to the Schedule 13E-3 filed by Sapiens, Advent and certain of its affiliates, and Formula with the SEC on October 16, 2025. The description of the Sapiens merger agreement in that filing, as available at the following link, is incorporated by reference herein: https://www.sec.gov/Archives/edgar/data/885740/000121390025099320/ea026112001ex99-ai_sapiens.htm

Rollover Agreement for Formula’s Interest in Sapiens

In connection with Sapiens’ acquisition by Advent, which was completed on December 17, 2025 pursuant to the Sapiens merger agreement as described above, Formula entered into a rollover agreement, dated August 12, 2025, which provided for a specific arrangement whereby Formula retained an indirect minority interest in Sapiens.

The rollover agreement was entered into on August 12, 2025 at the time of the execution of the Sapiens merger agreement, and included, as parties, Formula, as a rollover shareholder of Sapiens, Parent, Merger Sub, Bidco, and SI Swan UK Topco Limited, or TopCo, the ultimate parent company of Bidco. Under the rollover agreement, immediately prior to the effective time of the merger, Formula sold and transferred all shares of Sapiens held by it (referred to as the non-rollover shares)— other than the rollover shares retained by Formula— to Merger Sub in exchange for a non-interest bearing loan note with an aggregate principal amount of $757,692,309. Merger Sub, in turn, issued to Parent a number of shares of Merger Sub with an aggregate amount equal to the amount of the loan note. Immediately following the effective time of the merger, Parent sold and transferred to Bidco the number of issued and outstanding common shares of Sapiens held by Parent immediately following the merger having an aggregate value equal to the aggregate amount of third party debt financing obtained by Bidco in connection with the transactions contemplated by the merger agreement pursuant to a debt commitment letter, and in exchange, Bidco paid to Parent cash in an aggregate amount equal to the loan note amount, and any outstanding amount under the loan previously made by Bidco to Parent on or around the closing date in connection with the transactions contemplated by the merger agreement was deemed to have been repaid in full. Parent then caused a paying agent to repay to Formula the aggregate amount outstanding under the loan note, and Formula contributed and assigned to Topco the rollover shares, and in exchange, Topco issued to a paying agent a number of ordinary shares in Topco with an aggregate value equal to $300 million, which shares were transferred by the paying agent to Formula, thereby leaving Formula with an approximate 18.68% equity interest in Topco (which is the ultimate parent company of Bido and, consequently, Bidco’s wholly-owned subsidiary, Sapiens).

Matrix- Magic Software Merger Agreement

On November 3, 2025, two of Formula’s publicly-traded subsidiaries— Matrix and Magic Software— entered into a merger agreement (referred to as the Matrix-Magic Software merger agreement) with one another and with Matrix’s wholly-owned subsidiary, Magitrix Ltd., and on February 24, 2026, the parties completed the reverse triangular merger contemplated by that agreement. Pursuant to the Matrix-Magic Software merger agreement, Matrix’s wholly-owned subsidiary merged with and into Magic Software, with Magic Software surviving as a wholly-owned subsidiary of Matrix. As consideration for their shares of Magic Software surrendered in the merger, Magic Software shareholders received an aggregate of 28,861,564 ordinary shares of Matrix, representing 0.5878202 Matrix ordinary shares for each Magic Software ordinary share held by them. That exchange rate resulted in Matrix’s and Magic Software’s shareholders owning 68.875% and 31.125%, respectively, of Matrix’s issued and outstanding ordinary shares post-merger on a fully diluted basis.

Upon completion of the merger pursuant to the Matrix-Magic Software merger agreement, Magic Software’s ordinary shares were delisted from Nasdaq and the TASE, whereas Matrix’s ordinary shares continue to be listed on the TASE. The Matrix ordinary shares serving as consideration to Magic Software’s shareholders were listed for trading on the TASE pursuant to a shelf offering report, dated December 3, 2025.

As required by Israeli law and by the Matrix-Magic Software merger agreement, the merger transaction was approved by special general meetings of the shareholders of each of Matrix and Magic Software. The Matrix-Magic Software merger agreement also set as a condition to the completion of the merger the receipt by the parties of a ruling from the Israel Tax Authority. Under the ruling, Magic Software’s shareholders’ surrender of their shares and their receipt of the Matrix shares serving as consideration in the merger will not be considered a “sale” under the Israeli Tax Ordinance at the time of completion of the merger transaction, but rather only upon the actual sale of the Matrix shares received as consideration in the transaction, in accordance with the provisions of Section 103t of the Israeli Tax Ordinance.

The further terms of the Matrix-Magic Software merger agreement and the merger completed pursuant to that agreement are described in the Tender Offer/Rights Offering Notification Form on Form CB, as amended, originally filed by Matrix with the SEC on November 4, 2025 (with respect to Magic Software as the subject company). The description of the merger agreement in that filing, as available at the following link, is incorporated by reference herein: https://www.sec.gov/Archives/edgar/data/876779/000095010325014243/dp236802_cb.htm.

Agreements Related to Debentures

Please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Company Commitments” for a description of the terms of the trust agreements to which we are party in connection with our Series A Secured Debentures and Series C Secured Debentures.

Service Agreement with CEO

Please see “Item 6. Directors, Senior Management and Employees— B. Compensation— Option Grants to, and Service Agreement with, Chief Executive Officer” for a description of our service agreement with our Chief Executive Officer, Mr. Guy Bernstein.

D.	Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in Israeli or non-Israeli currencies. If we make these payments in Israeli currency, they will be freely converted, transferred and paid in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. We expect, therefore, that dividends, if any, that we pay to holders of ADSs, will be paid in dollars, net of conversion expenses, expenses of the depositary for our ADSs, the Bank of New York Mellon, and Israeli income taxes (if applicable). Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information— Risk Factors.”

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

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law, including the provisions of the Economic Efficiency Law (Legislative Amendments for Achieving Budgetary Objectives for the 2025 and 2026 Budget Years), 5785-2025, and the Minimum Corporate Tax on Multinational Groups Law, 2025. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025 (approximately $226,194, based on an exchange rate of NIS 3.19 per U.S. dollar as of December 31, 2025), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli legislation, such amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion takes into account the One Big Beautiful Bill Act, or the OBBBA, enacted on July 4, 2025, which permanently extended and modified numerous provisions of the Tax Cuts and Jobs Act of 2017. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” or who own, directly, indirectly or constructively, 10% or more of the vote or value of our outstanding shares, U.S. holders holding our ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

Additionally, the tax treatment of persons who are, or hold our ordinary shares or ADSs through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Furthermore, unless otherwise indicated, this discussion assumes that our company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Tax Consequences if We Are a Passive Foreign Investment Company” below.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, higher income taxpayers must pay an additional 3.8% tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share or ADS with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share or ADS (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share and ADS with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares or ADSs in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

Pursuant to the OBBBA, the individual income tax rates and brackets originally established under the Tax Cuts and Jobs Act of 2017, including the top marginal rate of 37%, have been made permanent for tax years beginning after December 31, 2025. Additionally, for tax year 2025, the OBBBA provides a temporary deduction for “qualified tips” and “qualified overtime” income for certain eligible workers, which may impact the effective tax rate for a subset of U.S. holders.

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

Taxation of the Disposition of the Ordinary Shares or ADSs

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares or ADSs. The gain or loss recognized on the disposition of the ordinary shares or ADSs will be long-term capital gain or loss if the U.S. holder held the ordinary shares or ADSs for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. Following the enactment of the OBBBA, these preferential rates and the associated income thresholds are no longer subject to the previously scheduled 2025 sunset. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8% tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of ordinary shares or ADSs held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder, who does not have a tax home outside the United States, on a sale, exchange or other disposition of our ordinary shares or ADSs generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2025.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2025. We currently expect that we will not be a PFIC in 2026. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares or ADSs in the event that we qualify as a PFIC.

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 24% (which rate was made permanent by the OBBBA) with respect to dividend payments on, or receipt of the proceeds from the disposition of, our ordinary shares or ADSs. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our ordinary shares or ADSs in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act that are applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the United States Securities and Exchange Commission in reports of foreign private issuer on Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our principal shareholders are exempt from the reporting requirements, and our officers, directors and principal shareholders are exempt from the other provisions, of Section 16 of the Exchange Act. Our SEC filings are filed electronically on the EDGAR reporting system and may be obtained through that medium. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that web site is http://www.sec.gov. The Exchange Act file number for our SEC filings is 000-29442.

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

Interest Rate and Currency Exchange Rate Fluctuations; Impact of Inflation

In light of the nature of our activities, we invest our cash and cash equivalents primarily in short-term and long-term deposits. As of December 31, 2025, substantially all of the cash that we held was invested in dollar, Euro, Indian Rupee, Danish Krone, Swedish Krona, Polish Zloty and British Pound accounts bearing interest based on SOFR, and NIS accounts bearing interest based on the Israeli prime rate. Given the current interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings from our financial assets would not be material, holding other variables constant.

As described above in this annual report (under “Item 3.D Risk Factors— Risks Related to Operations in Israel— Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that have in the recent past adversely affected, and could once again adversely affect, our business” and “Item 5. Operating and Financial Review and Prospects— Operating Results— Impact of Inflation and Currency Fluctuations on Results of Operations”), because most of our software services revenues are received in NIS, a devaluation of the NIS against the U.S. dollar adversely impacts the U.S. dollar value of our software services revenues and operating profit, by reducing the U.S. dollar value of those revenues for software services. Accordingly, the appreciation of the NIS against the U.S. dollar (as has occurred significantly later in 2025 and thus far in 2026) has positively impacted the U.S. dollar value of our software services revenues and operating profit.

At the same time, a significant portion of our revenues from proprietary software products is currently denominated in U.S. dollars and other currencies, particularly, Euro, Japanese yen, and, to a lesser extent the British pound and Indian rupee, while a substantial portion of our expenses relating to proprietary software products, principally salaries and related personnel expenses, is denominated in NIS. As a result, the appreciation of the NIS relative to the U.S. dollar (which occurred during 2025 and thus far in 2026) increases our operating costs (when translated into dollars) relative to our revenues from proprietary software products, and, therefore, adversely affects the operational profitability of our proprietary software product reporting segment. Any increase in the rate of Israeli inflation (which did not occur in 2025, as Israeli inflation actually declined to 2.6% annually from 3.2% annually in 2024) would compound the negative impact of increased NIS-incurred expenses in U.S. dollar terms by further increasing our NIS-incurred (and ultimately dollar-recorded) operating expenses, and, consequently, would reduce our operational profitability in that business line. Also, the devaluation of those other currencies— particularly Euro, British pound and Japanese yen— relative to the U.S. dollar (which was not the case in 2025, when those other currencies appreciated relative to the U.S. dollar) would reduce our dollar-recorded revenues from sales of our proprietary software products in those other currencies and thereby harm our results of operations.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

A hypothetical 10% devaluation or appreciation of foreign currencies (primarily the NIS, GBP, Euro, Japanese yen and INR) against the US dollar, with all other variables held constant on the expected sales, would have resulted in a decrease or increase in 2025 sales revenues of approximately $200 million or $242 million, respectively.

Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar, Euro, Japanese yen and/or British Pound against the NIS, or the Euro, Japanese yen and/or British pound against the dollar. There can be no assurance that these activities, or others that we may use from time to time, will eliminate the negative financial impact of currency fluctuations and inflation. We do not, nor do we intend to in the future, engage in currency speculation.

Inflation Risk. We and some of our subsidiaries are subject to inflation risk. Given that over recent years we have expanded our global presence and offer our software solutions and services to new markets, particularly in the United States, the U.K. and Europe, upwards inflationary pressures can adversely impact our operations. Increased inflation, as was the case globally, and in Europe and the U.S. in particular, in 2022 and early 2023, leads to an increase in certain of our operating costs and expenses, such as employee compensation and office operating expenses. The moderate levels of inflation that have been prevalent globally since the second half of 2023, including throughout 2024 and 2025, have mitigated these adverse effects. In addition, during periods of significant inflation, the purchasing power of our customers declines due to our customers’ rising other expenses, and customer demand for our software solutions and services is, to a certain extent, adversely impacted, which negatively affects our results of operations, financial condition and prospects at the time. We continue to monitor, on an ongoing basis, inflationary pressures and their impact on our results of operations.

Market Risk. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

Interest Rate Risk. We and three of our subsidiaries (Matrix, Michpal and Zap Group) account for the majority of the Group’s bank credits, loans and debentures, which are subject to interest rate risk. Matrix and Formula pay interest on their debentures based on a fixed interest rate which is denominated in NIS. Because Formula does not have any material outstanding debt obligations other than with respect to its debentures, it has not been materially impacted by the global rise in interest rates that began in 2022. Therefore, no quantitative tabular disclosures are required. Additionally, as Matrix is impacted by interest rate risk with respect to its bank credits and loan, in an effort to hedge the risk, Matrix conducted two Series B bond issuances at a fixed interest rate of 4.1% and Series 2 convertible bond issuance at a fixed interest rate of 0.5%. As a result, Matrix has not been materially impacted by the relatively higher interest rates that have been in place globally since 2022 (which have been reduced moderately over the course of subsequent years, in 2023, 2024 and 2025). An increase of 1% in interest rates would have increased Matrix’s, Zap Group’s and Michpal’s combined financial expenses by approximately $1.8 million in 2025.

Fluctuations in Market Price of Securities We Hold

We hold the securities of two subsidiaries and one affiliate— Matrix, Michpal and TSG Systems— which are companies whose securities are listed for trading on the TASE. We consider these holdings to be long-term holdings. We are exposed to the risk of fluctuation of the price of these companies’ securities. All our publicly traded investees have experienced significant historical volatility in their share prices. Fluctuations in the market price of our holdings in these companies may result in the fluctuation of the value of our assets. We typically do not attempt to reduce or eliminate our market exposure on the value of these securities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2025. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2025 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2025, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us via a report of foreign private issuer on Form 6-K in accordance with the regulations of the SEC. No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Formula and its subsidiaries paid the following fees for professional services rendered by Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, which became our independent registered public accounting firm on July 11, 2024, for the years ended December 31, 2024 and December 31, 2025, respectively:

	Year Ended December 31,
Services Rendered	2024(3)	2025
Audit (1)	$1,736	$2,080
Tax and other (2)	$182	$211
Total	$1,918	$2,291

(1)	The audit fees for the years ended December 31, 2024 and 2025 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiary companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the years ended December 31, 2024 and 2025, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

(3)	Including $1,122 for services approved prior to signing engagement letter as auditors.

Formula paid the following fees for professional services rendered by BDO Israel to Formula (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of Formula) for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2024(3)	2025
	(US dollars in thousands)
Services Rendered
Audit (1)	$91	$90
Tax and other (2)	$3	$10
Total	$94	$100

(1)	The audit fees for the years ended December 31, 2025 and 2024 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax and other fees for the years ended December 31, 2025 and 2024 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) The disclosures required by paragraph (a) of Item 16F of Form 20-F were previously reported in paragraph (a) of Item 16F of our annual report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on May 15, 2025.

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

●	Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under Nasdaq listing rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as Nasdaq requires for a U.S. issuer.

●	Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq listing rule 5635. See “Item 10. Additional Information- Memorandum and Articles of Association- Approval of Certain Transactions Under the Companies Law” in this annual report for a description of the transactions requiring shareholder approval under the Companies Law.

●	Quorums for Shareholders Meetings. The quorum for a shareholders meeting, as stipulated in our articles, complies with the provisions of Israeli law, and requires the presence, in person or by proxy of holders of 25% of our outstanding ordinary shares, in lieu of the requirement specified in Nasdaq listing rule 5620(c) under which the quorum for any shareholders meeting shall not be less than 33 and 1/3;% of the outstanding voting shares of a listed company.

●	Required Timing for Annual Shareholders Meetings. Under the Companies Law, we are required to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting, which differs from the corresponding requirement under Nasdaq listing rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end.

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

We regularly assess whether any risks from cyber-security threats are reasonably likely to materially affect our Group companies, and our or their business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. As with virtually every other public company, we believe that a potential material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our IT systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our sales and marketing processes for our solutions and services; and maintaining our proprietary rights (such as research and development, and other intellectual property- related data). While we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition, the failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors-Risks Relating to Our Business, Our Industry, and Our Financing Activities- Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business”.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of our independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted on the pages below:

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	Memorandum of Association (1)
1.2	Amended and Restated Articles of Association, as adopted by Formula Systems (1985) Ltd. on January 8, 2012(2)
2.1	Depositary Agreement by and among Formula Systems (1985) Ltd., Bank of New York Mellon and the holders of the American Depositary Shares of Formula Systems (1985) Ltd. (1)
2.2	Description of Formula Systems (1985) Ltd. American Depositary Shares*
4.1	Form of Letter of Indemnification for officers and directors, adopted by Formula Systems (1985) Ltd. on January 8, 2012(4)
4.2	English translation of Formula Systems (1985) Ltd. Employees and Office Holders Share Option Plan (2008)(5)
4.3	Formula Systems (1985) Ltd. 2011 Share Incentive Plan, as amended(6)
4.4	Formula Systems (1985) Ltd. 2021 Share Incentive Plan(7)
4.5	Formula Systems (1985) Ltd. Compensation Policy for Office Holders(8)
8.1	List of Subsidiaries*
11.1	Insider Trading Policy*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of KDA Audit Corporation regarding its report on subsidiary financial statements*
97.1	Clawback Policy(9)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the registrant’s Registration Statement on Form F-1 (File No. 333-8858).

(2)	Incorporated by reference to Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished by the registrant to the SEC on January 18, 2012.

(3)	Incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F for the year ended December 31, 2019, filed by the registrant with the SEC on June 29, 2020.

(4)	Incorporated by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the SEC on January 18, 2012.

(5)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2008 fiscal year filed by the registrant with the SEC on April 27, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the annual report on Form 20-F for the 2013 fiscal year filed by the registrant with the SEC on April 30, 2014.

(7)	Incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F for the 2024 fiscal year filed by the registrant with the SEC on May 15, 2025.

(8)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its special general meeting of shareholders held on January 12, 2023, attached as Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished by the registrant to the SEC on December 8, 2022.

(9)	Incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F for the 2023 fiscal year filed by the registrant with the SEC on May 15, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORMULA SYSTEMS (1985) LTD.

By:	/s/ Guy Bernstein	May 13, 2026
	Guy Bernstein	Date
Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Formula Systems (1985) Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Formula Systems (1985) Ltd. (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the audit report of Kost Forer Gabbay & Kasierer for 2024 the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited the adjustments to the 2023 financial statements to retrospectively apply the change in accounting to present the Sapiens disposal group as a discontinued operation, as discussed in Note 13 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report, dated May 13, 2026 expressed an unqualified opinion thereon.

We did not audit the consolidated financial statements of Sapiens International Corporation N.V., a subsidiary of the Company for the year ended December 31, 2024. The consolidated financial statements of Sapiens International Corporation N.V. were prepared in accordance with accounting principles generally accepted in the United States of America and the adjustments to conform those consolidated financial statements to IFRS Accounting Standards were audited by Kost Forer Gabbay & Kasierer , whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sapiens International Corporation N.V., under IFRS Accounting Standards is based solely on the report of Kost Forer Gabbay & Kasierer. The consolidated financial statements of Sapiens International Corporation N.V. under IFRS Accounting Standards reflect total assets of 23% of the related consolidated total assets as of December 31, 2024, and total revenues constituting 20%, of the consolidated total revenues for the year ended December 31, 2024.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of Kost Forer Gabbay & Kasierer for 2024 provide a reasonable basis for our opinion.

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

The primary procedures we performed to evaluate the significant judgments made by management to assess effective control, included 1)Obtaining an understanding and testing the operating effectiveness of the Company’s internal controls over the judgment and factors used to reach consolidation conclusions regarding these investees; 2)verifying and recalculating the procedures performed by the company including the following: evaluating the responsibility of the various committees and assessing the composition of the board of directors, the shareholders structure and their level of activity, the attendance of the shareholders at the general meetings and the voting patterns; and 3)evaluating the appropriateness of the related disclosures included in Note 2(4) to the consolidated financial statements in relation to effective control.

/s/ Ziv Haft

a BDO member firm

We have served as the Company’s auditor since 2024

Tel Aviv, Israel

May 13, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Formula Systems (1985) Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Formula Systems (1985) Ltd. (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes and our report dated May 13, 2026, expressed an unqualified opinion thereon based on our audit and the report of Kost Forer Gabbay & Kasierer for 2024.

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

/s/ Ziv Haft

a BDO member firm

Tel Aviv, Israel

May 13, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Formula Systems (1985) Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in disposal group held for sale and discontinued operations described in Note 13, the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of Formula Systems (1985) Ltd. (the Company) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in disposal group held for sale and discontinued operations described in Note 13, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary of Magic Software Enterprises Ltd., which reflect revenues constituting 0.4% for the year ended December 31, 2023, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We were not engaged to audit, review, or apply any procedures to the adjustments and related required disclosures regarding the effects of the adjustments to retrospectively apply the change in disposal group held for sale and discontinued operations described in Note 13

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor from 2010 to 2024.

Tel-Aviv, Israel

May 15, 2024

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$1,280,121	$507,799
Short-term deposits		372	55,401
Trade receivables, (net from expected credit losses of $14,942 and $18,106 as of December 31, 2025 and 2024, respectively)	5	774,471	803,235
Prepaid expenses and other accounts receivable	6	80,604	89,882
Inventories		30,249	30,728

Total current assets		$2,165,817	$1,487,045

NON-CURRENT ASSETS:
Long-term investments and receivables	7	$50,126	$49,928	*
Financial assets measured at fair value through profit or loss	8	304,549	4,701	*
Investments in companies accounted for at equity	9	48,908	39,196
Property, plant and equipment, net	10	47,614	51,795
Right-of-use assets	19	145,462	156,225
Deferred taxes	23f	26,915	33,850
Intangible assets, net	11	147,621	217,076
Goodwill	12	646,243	975,080

Total non-current assets		1,417,438	1,527,851

Total assets		$3,583,255	$3,014,896

*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2025	2024
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans from banks and others	14,16	$177,899	$141,782
Debentures	17	76,696	86,782
Current maturities of lease liabilities	19	42,899	45,240
Trade payables		368,319	296,211
Deferred revenues		157,545	173,959
Employees and payroll accrual		235,705	234,845
Other accounts payable	15	195,817	98,046
Dividend payable		7,886	-
Liabilities in respect of business combinations	3,8	6,359	9,191
Put options of non-controlling interests	2,8	61,206	52,420

Total current liabilities		$1,330,331	$1,138,476

LONG-TERM LIABILITIES:
Loans from banks and others	16	$68,309	$62,733
Debentures	17	118,656	188,090
Lease liabilities	19	107,805	119,586
Other long-term liabilities		54	11,708
Deferred taxes	23f	83,426	42,894
Deferred revenues		16,457	12,522
Liabilities in respect of business combinations	3,8	13,291	8,751
Put options of non-controlling interests	2,8	61,577	30,553
Employee benefit liabilities	20	5,547	10,238

Total long-term liabilities		$475,122	$487,075

COMMITMENTS AND CONTINGENCIES	21

EQUITY	22
Formula Systems (1985) Ltd. Shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value -
Authorized: 25,000,000 shares as of December 31, 2025 and 2024; Issued: 15,901,287 shares as of December 31, 2025 and 2024; Outstanding: 15,332,667 shares as of December 31, 2025 and 2024.		$4,351	$4,351
Additional paid-in capital		166,241	152,652
Retained earnings		1,105,586	536,014
Accumulated other comprehensive income		77,344	(13,420)
Treasury shares (568,620 shares as of December 31, 2025 and 2024)		(259)	(259)

Total equity attributable to Formula Systems (1985) Ltd. shareholders		$1,353,263	$679,338
Non-controlling interests	24a	424,539	710,007

Total equity		$1,777,802	$1,389,345

Total liabilities and equity		$3,583,255	$3,014,896

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
Revenues:
Proprietary software products and related services		$208,694	$185,793	$178,844
Software services and other		2,418,430	2,032,641	1,931,603

Total revenues	2,24b	2,627,124	$2,218,434	2,110,447

Cost of revenues:
Proprietary software products and related services		88,887	76,306	77,617
Software services and other		2,019,075	1,696,372	1,611,629

Total cost of revenues		2,107,962	1,772,678	1,689,246

Gross profit		519,162	445,756	421,201

Research and development expenses, net		20,023	18,077	14,493
Selling, marketing, general and administrative expenses	24c	311,988	249,716	248,664
Other income, net	9	9,226	5,369	-

Operating income		196,377	183,332	158,044

Financial expenses	24d	63,587	34,921	35,647
Financial income	24d	13,599	10,454	10,857

Pre-tax income before share of profits of companies accounted for at equity, net		146,389	158,865	133,254

Share of profits of companies accounted for at equity, net	9	3,654	2,077	773
Taxes on income	23h	40,459	38,773	31,834

Net income from continued operations		109,584	122,169	102,193
Net income from discontinued operations	13	559,480	71,621	63,539
Net income		$669,064	$193,790	$165,732

Net income (loss) attributable to non-controlling interests:
From continued operations		$73,070	$73,626	$66,454
From discontinued operations		(10,485)	40,494	35,264
Net income to Non-controlling interests		62,585	114,120	101,718

Net income attributable to Formula’s shareholders:
From continued operations		36,514	48,543	35,739
From discontinued operations		569,965	31,127	28,275
Net income attributable to Formula’s shareholders		606,479	79,670	64,014

Net income		$669,064	$193,790	$165,732

Earnings per share from continued operations (basic)		$2.39	$3.18	$2.34
Earnings per share from discontinued operations (basic)		37.24	2.04	1.85
Earnings per share (basic)	24f	$39.63	$5.22	$4.19

Earnings per share from continued operations (diluted)		$2.30	$3.10	$2.30
Earnings per share from discontinued operations (diluted)		36.09	1.99	1.82
Earnings per share (diluted)	24f	$38.39	$5.09	$4.12

Number of shares used in computing:
Earnings per share (basic)		15,308,764	15,304,610	15,301,392
Earnings per share (diluted)		15,786,901	15,636,664	15,498,101

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income	$669,064	$193,790	$165,732

Other comprehensive income (loss) net of tax effect:

Amounts that will not be reclassified subsequently to profit or loss:
Actuarial gain from defined benefit plans	1,450	869	1,993
Gain (loss) from investments in equity instruments measured at fair value through other comprehensive income	(473)	6,272	9,996
Share of other comprehensive income (loss) of companies accounted for at equity	101	(3,316)	(575)
Adjustments arising from translating financial statements from functional currency to presentation currency	170,212	(5,469)	(30,526)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations from discontinued operations	(27,362)	(6,210)	18,969
Foreign exchange differences on translation of foreign operations	(37,792)	(488)	7,240

Total other comprehensive income (loss), net of tax	106,136	(8,342)	7,097

Total Comprehensive income	$775,200	$185,448	$172,829

Total comprehensive income (loss) attributable to non-controlling: interests
From continued operations	118,499	111,091	90,075
From discontinued operations	(4,173)	(3,361)	11,379

Total comprehensive income to non-controlling interests	$114,326	$107,730	$101,454

Total comprehensive income attributable to Formula’s shareholders:
From continued operations	684,063	80,567	63,785
From discontinued operations	(23,189)	(2,849)	7,590

Total comprehensive income attributable to Formula’s shareholders	$660,874	$77,718	$71,375

Total Comprehensive income	$775,200	$185,448	$172,829

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2025	15,332,667	$4,351	$152,652	$536,014	$(13,420)	$(259)	$710,007	$1,389,345

Net income	-	-	-	606,479	-	-	62,585	669,064

Foreign currency translation	-	-	-	-	77,237	-	55,183	132,420
Foreign currency translation from discontinued operations	-	-	-	-	(23,189)		(4,173)	(27,362)
Actuarial gain from defined benefit plans	-	-	-	719	-	-	731	1,450
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	101	-	-	101
Loss from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	(473)	-	-	(473)

Total other comprehensive income	-	-	-	719	53,676	-	51,741	106,136

Total comprehensive income	-	-	-	607,198	53,676	-	114,326	775,200
Cost of share-based payment (Note 20)	-	-	7,286	-	-	-	23,861	31,147
Dividend to Formula’s shareholders	-	-	-	(36,539)	-	-	-	(36,539)
Dividend equivalents on RSUs to Formula’s shareholders	-	-	-	(1,087)	-	-	-	(1,087)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(89,222)	(89,222)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	41,831	-	-	-	41,975	83,806
Acquisition of non-controlling interests	-	-	-	-	-	-	(8,858)	(8,858)
Settlement and expiration of put options over non-controlling interests	-	-	(35,528)	-	-	-	(10,019)	(45,547)
Loss of control and deconsolidation of a subsidiary	-	-	-	-	37,088	-	(361,247)	(324,159)
Other adjustments	-	-	-	-	-	-	183	183
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	3,533	3,533

Balance as of December 31, 2025	15,332,667	$4,351	$166,241	$1,105,586	$77,344	$(259)	$424,539	$1,777,802

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2024	15,332,667	$4,351	$157,482	$475,219	$(11,031)	$(259)	$682,423	$1,308,185

Net income	-	-	-	79,670	-	-	114,120	193,790

Foreign currency translation	-	-	-	-	(2,496)	-	(3,461)	(5,957)
Foreign currency translation from discontinued operations	-	-	-	-	(2,849)	-	(3,361)	(6,210)
Actuarial gain from defined benefit plans	-	-	-	437	-	-	432	869
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	(3,316)	-	-	(3,316)
Gain from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	6,272	-	-	6,272

Total other comprehensive income (loss)	-	-	-	437	(2,389)	-	(6,390)	(8,342)

Total comprehensive income	-	-	-	80,107	(2,389)	-	107,730	185,448
Cost of share-based payment (Note 20)	-	-	7,078	-	-	-	9,086	16,164
Dividend to Formula’s shareholders	-	-	-	(19,312)	-	-	-	(19,312)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(81,858)	(81,858)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	(3,242)	-	-	-	(8,812)	(12,054)
Settlement and expiration of put options over non-controlling interests	-	-	(8,666)	-	-	-	(11,116)	(19,782)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	12,554	12,554

Balance as of December 31, 2024	15,332,667	$4,351	$152,652	$536,014	$(13,420)	$(259)	$710,007	$1,389,345

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other		Non-
	Share Capital		paid-in	Retained	comprehensive	Treasury	controlling	Total
	Number	Amount	capital	earnings	income (loss)	shares (cost)	interests	Equity

Balance as of January 1, 2023	15,317,667	$4,347	$145,369	$419,448	$(17,030)	$(259)	$625,047	$1,176,922

Net income	-	-	-	64,014	-	-	101,718	165,732

Foreign currency translation	-	-	-	-	(11,012)	-	(12,274)	(23,286)
Foreign currency translation from discontinued operations	-	-	-	-	7,590	-	11,379	18,969
Actuarial gain from defined benefit plans	-	-	-	1,362	-	-	631	1,993
Share of other comprehensive loss of companies accounted for at equity	-	-	-	-	(575)	-	-	(575)
Gain from investments in equity instruments measured at fair value through other comprehensive income (Note 8)	-	-	-	-	9,996	-	-	9,996

Total other comprehensive income (loss)	-	-	-	1,362	5,999	-	(264)	7,097

Total comprehensive income	-	-	-	65,376	5,999	-	101,454	172,829
Issuance of restricted shares to employees	15,000	4	(4)	-	-	-	-	-
Cost of share-based payment (Note 20)	-	-	7,269	-	-	-	11,415	18,684
Dividend to Formula’s shareholders	-	-	-	(9,605)	-	-	-	(9,605)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	-	(62,487)	(62,487)
Transactions with non-controlling interests due to holding changes, including exercise of employees’ stock options	-	-	5,803	-	-	-	643	6,446
Acquisition of non-controlling interests	-	-	(923)	-	-	-	(4,404)	(5,327)
Settlement and expiration of put options over non-controlling interests	-	-	(32)	-	-	-	(1,029)	(1,061)
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	-	11,784	11,784

Balance as of December 31, 2023	15,332,667	$4,351	$157,482	$475,219	$(11,031)	$(259)	$682,423	$1,308,185

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2025	2024	2023

Adjustments arising from translating financial statements from functional currency to presentation currency	$(3,941)	$(101,995)	$(99,613)
Foreign currency translation reserve arising from translating financial statements of foreign operations	79,222	100,039	100,153
Foreign exchange differences on translation of foreign operations from discontinued operations	-	(13,899)	(11,050)
Reserve from financial assets measured at fair value through other comprehensive income	10,942	11,415	5,143
Share of other comprehensive loss of companies accounted for at equity	(8,879)	(8,980)	(5,664)

Accumulated other comprehensive income (loss)	$77,344	$(13,420)	$(11,031)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Cash flows from operating activities:

Net income	$669,064	$193,790	$165,732
Adjustments to reconcile net income to net cash provided by operating activities:
Share of profits of companies accounted for at equity, net	(3,654)	(2,077)	(773)
Depreciation and amortization	152,514	115,495	121,832
Changes in value of debentures, net	315	437	1,490
Increase in employee benefit liabilities	4,192	699	2,707
Loss on disposal of subsidiaries, net of tax (Appendix D)	1,326	-	-
Gain on disposal of discontinued operations, net of tax (Appendix D)	(578,314)	-	-
Capital gain from Initial public offering of TSG	-	(4,141)	-
Gain from secondary equity issuance of TSG	(9,220)	-	-
Loss (gain) from sale of property, plants and equipment	(65)	589	66
Share-based payment expenses	31,147	16,164	18,622
Net finance expenses (income) related to bank loans and deposits	8,289	(1,462)	833
Changes in deferred taxes, net	(8,264)	(12,407)	(8,344)
Cash paid in respect of acquisitions of activities	-	(922)	(6,572)
Change in liability in respect of business combinations	2,574	(1,731)	(2,062)
Change in fair value of financial assets measured at fair value through profit or loss	-	-	5
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	101	(27)	(114)
Gain from revaluation of dividend preference derivative in TSG	-	(659)	(85)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	6,765	(350)	991

Working capital adjustments:
Decrease (increase) in inventories	5,103	11,721	(3,382)
Decrease (increase) in trade receivables	51,940	(81,211)	6,562
Decrease in other current and long-term accounts receivable	(15,536)	(1,522)	(5,833)
Increase in trade payables	24,242	40,032	18,718
Increase in other accounts payable and employees and payroll accrual	47,807	44,662	(25,117)
Increase (decrease) in deferred revenues	(8,287)	7,370	9,692

Net cash provided by operating activities	$382,039	$324,450	$294,968

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired (Appendix C)	$(135,686)	$(50,198)	$(36,966)
Proceeds from disposal of subsidiary discontinued operation (Appendix D)	676,171	-	-
Proceeds from sale of a subsidiary related to non-controlling interests (Appendix D)	(994)	-	-
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(3,745)	(8,355)	(11,874)
Loan extended to related party and others	-	-	(7,001)
Purchase of intangible assets	(1,586)	(908)	(763)
Purchase of investment measured using the equity method	-	(15,521)	-
Purchase of other investments	-	-	(498)
Purchase of financial assets measured at fair value through other comprehensive income	(380)	585	(1,243)
Purchase of property and equipment	(16,181)	(16,441)	(16,683)
Proceeds from maturity and sale of investments in instruments at fair value through other comprehensive income or loss, net	3,712	5,194	699
Proceeds from sale of property and equipment	1,061	783	1,043
Dividend from companies accounted for at equity	6,015	162	68
Payment to former shareholders of consolidated company	(6,103)	(6,139)	-
Change in short-term and long-term deposits	55,591	24,262	(51,467)
Capitalization of software development and other costs	(10,121)	(11,607)	(14,552)
Loan to an associate company	(165)	-	-
Payment of liability related to the disposal of a subsidiary	(522)	-	-
Deferred payment for acquisition of subsidiaries consolidated in prior periods	(3,058)	-	-

Net cash provided (used) in investing activities	$564,009	$(78,183)	$(139,237)

Cash flows from financing activities:
Exercise of employees’ stock options in subsidiaries	$-	$98 *	$4,831
Cash paid in conjunction with acquisitions of activities	(674)	(2,406)	(6,718)
Dividend paid to non-controlling interests	(99,500)	(66,299)	(62,487)
Dividend to Formula’s shareholders	(28,656)	(18,807)	(9,927)
Short-term bank credit, net	(3,764)	(4,647)	(9,527)
Repayment of long-term loans from banks and others	(101,706)	(93,320)	(82,874)
Receipt of long-term loans from banks and others	100,212	63,257	55,568
Receipt of short-term loans from banks and others	11,588	-	-
Proceeds from issuance of debentures, net	-	67,082	-
Proceeds from issuance of ordinary shares by subsidiaries	83,659	-	-
Repayment of long-term liabilities to IIA	-	(2,801)	(394)
Repayment of debentures	(107,251)	(69,290)	(60,449)
Purchase of non-controlling interests	(468)	(4,882)	(2,661)
Repayment of lease liabilities	(54,389)	(50,088)	(55,064)
Cash paid due to exercise of put option by non-controlling interests	(14,351)	(1,805)	(13,204)
Payment to non-controlling interests due to put option	(8,169)	(1,054)	(271)

Net cash used by financing activities	$(223,469)	$(184,962)	$(243,177)

Effect of exchange rate changes on cash and cash equivalents	49,743	(5,452)	(4,950)

Increase (decrease) in cash and cash equivalents	772,322	55,853	(92,396)
Cash and cash equivalents at the beginning of the year	507,799	451,946	544,342
Cash and cash equivalents at the end of the year	$1,280,121	$507,799	$451,946

The accompanying notes are an integral part of the consolidated financial statements.

*)	Reclassified

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

A.	Supplemental cash flow information:

	Year ended, December 31,
	2025	2024	2023

Cash paid (received) in respect of:
Interest paid	$24,579	$25,850	$26,140

Interest received	$8,996	$15,598	$7,290

Taxes paid, net	$72,016	$63,080	$76,694

B.	Non-cash activities:

Purchase of property and equipment	$102	$123	$86
Intangible assets and goodwill incurred but unpaid at year end	-	98	382
Contingent acquisition consideration	-	-	(124)
Dividend payable to Formula’s shareholders	$8,970	-	-
Dividend payable to non-controlling interests	$3	15,559	-
Right-of-use asset recognized with corresponding lease liability	$36,444	$82,976	$45,360

C.	Acquisition of newly-consolidated subsidiaries and activities, net of cash acquired:

	Year ended, December 31,
	2025	2024	2023

Assets and liabilities of subsidiaries consolidated as of acquisition date:
Working capital (excluding cash and cash equivalents)	$(17,013)	$(3,078)	$(10,355)
Inventories	(436)	(256)	(4,343)
Property and equipment	(1,823)	(1,435)	(242)
Goodwill and intangible assets	(154,164)	(94,359)	(44,728)
Right-of-use assets	(575)	-	(93)
Other long-term assets	(2,049)	(3,141)	(2,439)
Liabilities to banks and others	-	1,001	7,101
Long-term liabilities	8,790	422	282
Lease liabilities	512	-	93
Deferred tax liability, net	10,718	9,955	2,799
Dividend payable	1,300	-	-
Liability to formerly shareholders	-	7,834	1,244
Deferred payments and contingent consideration	5,392	20,305	1,931
Redeemable non-controlling interests at acquisition date	10,129	-	-
Non-controlling interests at acquisition date	3,533	12,554	11,784

Total	(135,686)	$(50,198)	$(36,966)

The accompanying notes are an integral part of the consolidated financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

D.	Proceeds from sale of investments in previously consolidated subsidiaries:

	Year ended December 31,
	2025	2024	2023

The subsidiaries’ assets and liabilities at date of sale:
Working capital (excluding cash and cash equivalents)	$160,846	$-	$-
Property and equipment	9,365	-	-
Financial assets measured at fair value through profit or loss	(300,000)
Goodwill and intangible assets	575,026	-	-
Deferred tax	10,067	-	-
Right-of-use assets	17,610	-	-
Other long-term assets	89	-	-
Liabilities to banks and others	(860)
Long-term liabilities	(63)	-	-
Lease liabilities	(20,850)	-	-
Deferred tax liability, net	(14,229)	-	-
Dividend payable	(143)	-	-
Liability in connection with the sale of a subsidiary for consideration in the form of non-controlling interests	386	-	-
Capital reserve from transactions with non-controlling interests	(1,492)	-	-
Reclassification of translation reserve to profit or loss upon disposal	37,088	-	-
Non-controlling interests at acquisition date	(361,247)	-	-
Redeemable non-controlling interests at acquisition date	(13,404)	-	-
Gain on disposal and deconsolidation of a subsidiary	576,988

	$675,177	$-	$-

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

b.	Formula is a global information technology group providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training, integration and digital advertising solutions (the “Group”). The Group manages and operates its businesses through nine directly held subsidiaries: Matrix IT Ltd. (“Matrix”), Magic Software Enterprises Ltd. (“Magic Software”), Zap Group Ltd. (“ZAP Group”), Insync Staffing, Inc. (“Insync”), Michpal Technologies Ltd. (“Michpal”), Ofek Aerial Photography Ltd. (“Ofek”), Shamrad Electronic (1997) Ltd. (“Shamrad”), Hashahar Telecom and Electricity Ltd. (“Hashahar”) and Formula Infrastructure Ltd.; one jointly controlled entity -TSG IT Advanced Systems Ltd. (“TSG”); one additional associate and one entity measured at fair value through profit or loss - SI Swan UK Topco Limited (“Topco”) (Sapiens’ ultimate parent company).

c.	Business environment:

The business environment in which the Group operates is directly affected by global and local trends and events, the main ones of which are detailed below:

1.	The impact of Inflation and interest rates increases

Following global macroeconomic developments during 2022, inflation rates increased both in Israel and globally. As part of the measures taken to curb inflation, central banks worldwide, including the Bank of Israel, began increasing interest rates. On November 24, 2025, the Bank of Israel reduced the interest rate by 0.25%, for the first time in two years. In the Group’s assessment, the impact of inflation on its operating results is not material, inter alia due to the fact that the Group’s financial debt is not linked to the Consumer Price Index. However, an increase in interest rates, should it occur, may adversely affect the Group’s operating results through higher financing costs on variable interest rate borrowings (commercial paper and short-term bank loans), as well as on new fixed-rate borrowings that may replace maturing loans.

2.	The geopolitical and security situation

On October 7, 2023, the “Iron Swords” War broke out. The effects of the war were reflected, inter alia, in attacks on civilian populations, extensive reserve mobilization and its impact on the labor market, as well as effects on the Israeli home front, including the evacuation of significant parts of the civilian population to alternative locations. These developments affected overall economic activity and the domestic economy in particular, including the State’s credit rating (with three major international rating agencies announcing during 2024 a downgrade of Israel’s sovereign credit rating).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

c.	Business environment: (Cont.)

2.	The geopolitical and security situation (Cont.)

In addition, alongside the continuation of the fighting in Gaza, on June 13, 2025, Israel launched a large-scale pre-emptive strike against Iran under “Operation With the Strength of a Lion.” This operation resulted in broad restrictions on economic activity in Israel due to the Iranian missile threat and damage to the Israeli home front. Approximately two weeks later, a ceasefire was declared, leading to the cessation of hostilities.

In October 2025, an agreement was signed under the mediation of the United States and other countries, based on the 21-point plan of the President of the United States, which, in its first phase, led to the release of all living hostages and most of the deceased hostages, alongside principled understandings regarding a ceasefire in Gaza and the implementation of humanitarian arrangements. Concurrently with the said ceasefire, attacks on Israel from Yemen ceased.

Following the end of the reporting period, on February 28, 2026, “Operation Roar of the Lion” commenced, a joint military operation by the United States and Israel against Iran. Iran responded by launching hundreds of ballistic missiles and UAVs toward Israel and Gulf states, alongside the opening of an additional front by Hezbollah from Lebanon. The strikes resulted in civilian casualties and injuries in Israel and caused extensive property damage. As a result, a special state of emergency was declared on the Israeli home front, including closure of Israeli airspace, restrictions on public gatherings, temporary closures and/or reduced operating hours of various businesses, and mass reserve mobilization, all of which led to a partial reduction in economic activity.

These events, by their nature, have significant security-related implications for the domestic economy and the State budget, including potential impacts on the publication of tenders for software services in the Group’s areas of activity, as well as on the budgets of various business entities operating in the Israeli economy, which may reduce their demand for the Group’s services and solutions due to prevailing uncertainty.

In the Group’s assessment, should “Operation Roar of the Lion” continue for an extended period and/or escalate, its implications may have a significant adverse effect on the Israeli economy, including on the Company. Due to the inherent uncertainty associated with such security developments, there is no certainty regarding the absence of a material impact in the future. However, as of the date of approval of the financial statements, the Group does not identify a material impact on its level of activity, including demand for its services and solutions.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

d.	Other material events:

1.	On August 13, 2025, Sapiens International Corporation N.V. (hereafter, “Sapiens”), a subsidiary of the Company at that time, announced that it had entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in an all-cash transaction. Under the terms of the agreement, the Company will retain a significant minority ownership interest in Sapiens, which, under the new structure, represents approximately an 18.68% ownership stake, held through SI Swan UK Topco Limited. On November 19, 2025, Sapiens held an extraordinary general meeting of shareholders, at which all proposals relating to the definitive agreement were approved. The transaction was completed on December 17, 2025. Following the completion of the transaction, the Company ceased to have a controlling interest in Sapiens and, accordingly, presented the results of Sapiens separately as discontinued operations in its consolidated financial statements for the full year and prior periods, in accordance with IFRS 5. For further information see Note 13 Disposal group held for sale and discontinued operations.

2.	On September 21, 2025, Michpal Technologies, a subsidiary of the Company, completed its initial public offering pursuant to a prospectus (the “Offering”), thereby becoming a public company (as defined under the Companies Law), whose shares are traded on the Tel Aviv Stock Exchange. As part of the Offering, Michpal issued 4,910,000 new ordinary shares at a price of NIS 61.1 per share (approximately $18.6 per share), for aggregate net proceeds of approximately NIS 288 million, net of issuance expenses (approximately $87,300 thousand).

3.	On October 29, 2025, the Board of Directors of TSG approved a capital raising through a private placement to several investors in the amount of approximately NIS 103,500 thousand (approximately $31,300 thousand), as well as an additional capital raise of approximately NIS 64,500 thousand (approximately $19,500 thousand), subject to the exercise of options granted to investors in the same financing round. As a result of the private placement, our direct ownership interest in TSG Systems was diluted from 37.33%. For further information regarding an additional financing round of TSG subsequent to the end of the reporting period, see Note 26 Subsequent events.

4.	For further information regarding the completion of the merger between Magic Software and Matrix IT, see Note 26 Subsequent events.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

e.	Definitions:

In these financial statements:

The Company or Formula	-	Formula Systems (1985) Ltd.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Jointly controlled entities	-	Companies owned by various entities that have a contractual arrangement for joint control and are accounted for using the equity method of accounting.

Associates	-	Companies over which the Company has significant influence and that are not subsidiaries. The Company’s investment therein is included in the financial statements using the equity method of accounting.

Investees	-	Subsidiaries, Jointly controlled entities, Associates, and entities measured at fair value through profit or loss and through other .

The Group	-	Formula Systems (1985) Ltd. and its investees.

Interested parties and controlling shareholder	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24.

f.	The following table presents the ownership of the Company’s Investees (the list consists only of active companies):

	Percentage of ownership
	December 31,
	2025	2024

Matrix	48.12	48.21
Topco (former – Sapiens)	18.68	43.51
Magic Software	46.71	46.71
Insync	90.09	90.09
Michpal	100.00	100.00
TSG(1)	37.33	42.71
Ofek	80.00	80.00
ZAP Group	100.00	100.00
Shamrad	100.00	100.00
Hashahar	51	51
Formula Infrastructure	100	100
Other associate	21.45	21.45

(1)	TSG’s and other associate results of operations are reflected in the Company’s results of operations using the equity method of accounting.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

3)	Consolidated financial statements (Cont.):

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	derecognizes the subsidiary’s assets (including goodwill) and liabilities.
-	derecognizes the carrying amount of non-controlling interests.
-	derecognizes the adjustments arising from translating financial statements carried to equity.
-	recognizes the fair value of the consideration received.
-	recognizes the fair value of any remaining investment.
-	reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.
-	recognizes any resulting difference (surplus or deficit) as gain or loss.

For further information see Note 13 Disposal group held for sale and discontinued operations.

4)	Effective control:

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

The Company’s management has concluded that despite the lack of absolute majority of voting power at the general meetings of shareholders of Matrix and Magic Software, in accordance with IFRS 10, these investees are controlled by the Company. The conclusion regarding the existence of control during the years ended December 31, 2025, 2024 and 2023 with respect to Matrix and Magic Software, in accordance with IFRS 10, was made in accordance with the following factors:

Matrix:

As of December 31, 2025, the Company held 48.12% of the outstanding ordinary shares of Matrix. The conclusion regarding the existence of control in Matrix, in line with IFRS 10, was made considering the following additional factors:

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

4)	Effective control (Cont.):

i)	Governing bodies of Matrix:

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

Matrix shareholders’ structure may be considered dispersed because, apart from the Company, only three shareholders (each Israeli institutional investors) held more than 5% of Matrix’s voting power as of December 31, 2025 (holds 8.5%, 6.4% and 5.7%, respectively); there is no evidence that any of the shareholders has or had granted to any other shareholder a voting proxy at the general meeting; over the last three years (i.e., 2023-2025), Matrix’s general meetings were attended by shareholders representing in aggregate between 82%-86% of total voting rights. This means that the level of activity of the Matrix’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 48.12% of total voting rights, the attendance from shareholders would have to be higher than 96.24% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not hold the ability to direct the company’s business and as such should not exceed 20% each. An institutional investor also cannot hold more than 20% of the seats on a board of directors. Looking at the entire Israeli market, the practice is that institutional investors do not take positions on boards of directors – as having such a position would impact institutional investors’ ability to enter into certain transactions on the market (due to insider trading concerns). If institutional investors cooperate among themselves, they may be considered violating this rule; especially if they vote in the same manner and contrary to the major shareholder, they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations to these investors coordinating their approaches.

Therefore it is management’s opinion that despite the lack of an absolute majority of shares in Matrix, the Company is still able to influence the appointment of directors at Matrix and therefore may affect Matrix’ directions of development as well as its current business operations.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

4)	Effective control (Cont.):

Magic Software:

As of December 31, 2025, the Company held 46.71% of the outstanding ordinary shares of Magic Software. The conclusion regarding the existence of control in Magic Software, in line with IFRS 10, was made considering the following factors:

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

ii)	Shareholders’ structure of Magic Software:

Magic Software shareholders’ structure is dispersed because, apart from the Company, as of December 31, 2025, three financial Israeli institutional shareholders holding more than 5% of Magic Software’s voting rights (holds 13.9%, 7% and 5.1%, respectively); there is no evidence that any of the shareholders have or had granted to any other shareholder a voting proxy at the general meeting; and, over the last three years (i.e., 2023-2025), Magic Software’s general meetings were attended by shareholders representing between 84%-86% of the total voting rights. This means that the level of activity of the Magic Software’s shareholders is relatively moderate. Bearing in mind that the Company presently holds approx. 46.71% of total voting rights, the attendance from shareholders would have to be higher than 93.42% in order to deprive Formula of an absolute majority of votes at the general meeting. The Company believes that achieving such high attendance seems unlikely. In addition, Israeli law provides that institutional investors should not hold the ability to direct the company’s business and as such should not exceed 20% each. An institutional investor cannot also hold more than 20% seats in board of directors. Looking at the entire Israeli market, the practice is that institutional investors do not take positions on boards of directors – as having such position would impact institutional investors’ ability to enter into certain transactions on the market (due to insider trading concerns). If institutional investors cooperate among themselves, they may be considered violating this rule – moreover, if they vote in the same way, contrary to the major shareholder, they might be accused of cooperation and violation of the rule. Hence, there are both legal and practical limitations to these investors’ coordinating their approaches.

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received. For more information regarding put options to the Non-controlling interests please see Note 2(19)(E) below.

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

Contingent consideration is recognized at fair value on the acquisition date. If the contingent consideration is classified as a financial asset or liability in accordance with IFRS 9, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

7)	Acquisition of a single asset company:

Upon the acquisition of a single asset company, the Group evaluates whether it is the acquisition of a business or of an asset. To be considered a business, the acquisition must include, at a minimum, an input and a substantive process that together can significantly contribute to the creation of outputs. The acquisition is accounted for as a business combination if the single asset company is a business. If it is not a business, the acquisition is accounted for as the acquisition of assets and liabilities. In such an acquisition, the cost of the acquisition includes transaction costs which are allocated to the identifiable acquired assets and liabilities proportionally based on their fair value on the acquisition date. In such case, goodwill and deferred taxes in respect of the temporary differences existing as of the acquisition date are not recognized.

8)	Investment in joint arrangements:

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

9)	Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

10)	Functional currency, presentation currency and foreign currency:

i.	Functional currency and presentation currency:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

10)	Functional currency, presentation currency and foreign currency (Cont.):

i.	Functional currency and presentation currency (Cont.):

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

Subsequent to the reporting period, effective January 1, 2026, the Company changed its functional currency from NIS to U.S. dollars, following a change in the primary economic environment in which the Company operates. Management assessed the relevant primary and secondary indicators in accordance with IAS 21 and determined that the U.S. dollar has become the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions, primarily reflected in the currency in which the Company holds and manages its monetary assets and conducts its financing activities. The change in functional currency is accounted for prospectively from the date of the change and, therefore, did not affect the Company’s financial statements for the year ended December 31, 2025. Since the Company’s presentation currency is already the U.S. dollar, no change was made to the presentation currency. For further information, see Note 26 subsequent events.

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

11)	Short-term deposits:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

13)	Revenue recognition (Cont.):

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

13)	Revenue recognition (Cont.):

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

13)	Revenue recognition (Cont.):

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

13)	Revenue recognition (Cont.):

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

Transaction prices allocated to performance obligation

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $2,960,923 as of December 31, 2025.

Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15. The Company expected to recognize approximately 77% in 2026 from remaining performance obligations as of December 31, 2025, and the remainder thereafter.

14)	Taxes on Income:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

14)	Taxes on Income (Cont.):

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

15)	Leases:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

15)	Leases (Cont.):

i)	The Group as lessee (Cont.):

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and Buildings	2-12	3
Motor vehicles	2-3	3

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Lease extension and termination options:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

16)	Property, plant and equipment, net:

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Computers, software, and peripheral equipment	20 – 66 (mainly 33)
Office furniture and equipment	6 – 33 (mainly 7)
Motor vehicles	13 – 20 (mainly 15)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. For impairment testing of property, plant and equipment, see note 2(18) below.

17)	Intangible assets, net:

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

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 3-10 years).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

17)	Intangible assets, net (Cont.):

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

Years
Customer relationship, backlog and distribution rights	1 – 10
Acquired technology	2 – 7
Patents	10

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

During the period, the Company identified indicators that resulted in a reassessment of the useful life of certain customer relationships. As a result, the estimated useful lives of these assets were shortened, leading to accelerated amortization, which was recognized in profit or loss and accounted for as a change in accounting estimate. which resulted in an additional amortization expense of approximately $18,705 during the year ended December 31, 2025.

18)	Impairment of non-financial assets:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

18)	Impairment of non-financial assets (Cont.):

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

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

The discounted cash flow method is used to determine the recoverable amount of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company is not yet committed or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used by the Company’s management to determine the recoverable amount, including discount rates and future growth rate. The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt. The Company performed annual impairment tests as of December 31, 2025, 2024 and 2023 and did not identify any impairment losses.

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

During the years ended December 31, 2025, 2024 and 2023, no impairment indicators were identified.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

19)	Financial instruments:

A.	Financial assets:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

19)	Financial instruments (Cont.):

D.	Compound financial instruments:

i)	Convertible debentures which contain both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

ii)	Convertible debentures that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

E.	Put option granted to non-controlling interests:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

20)	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

21)	Provisions:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

21)	Provisions (Cont.):

Following are the types of provisions included in the financial statements:

i.	Legal claims:

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

22)	Employee benefit liabilities:

The Group maintains several employee benefit plans:

i.	Short-term employee benefits:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

22)	Employee benefit liabilities (Cont.):

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

Severance expenses for the years 2025, 2024 and 2023 were $53,972, $53,228 and $47,076, respectively.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

23)	Share-based payment transactions:

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

24)	Concentration of credit risk:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

24)	Concentration of credit risk (Cont.):

The Group maintains an allowance for credit losses based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for credit losses is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

25)	Liquidity risk:

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

26)	Non- current assets or disposal group held for sale and discontinued operations:

Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification.

Before these assets are classified as available for sale, they are measured in accordance with the Group’s accounting policy. After classification as held for sale, these assets are measured at the lower of their carrying amount and fair value less costs to sell and presented separately in the statement of financial position. From the date of their initial classification, these assets are not depreciated.

The Company recognizes an impairment loss in respect of an asset or group of assets in accordance with IAS 36. An impairment loss and subsequent remeasurement gains or losses are recorded in profit or loss. Gains are recognized up to the cumulative amount of the previously recognized impairment loss.

Other comprehensive income (loss) in respect of an assets or a group of non-current assets that are classified as held for sale is presented separately in equity.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation (including comparative data) are presented separately in the statement of profit or loss, net of the tax effect. For further information see Note 13 Disposal group held for sale and discontinued operations.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- ACCOUNTING POLICIES (Cont.)

27)	Disclosure of Newly Issued but Not Yet Effective IFRS Standards

IFRS 18 – “Presentation and Disclosure in Financial Statements”.

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

28)	Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

i.	Magic Software

a.	Acquisition of Expim Ltd. (“Expim”)

On March 18, 2025, Magic Software, through its subsidiary acquired 100% of all issued and outstanding share capital of Expim Ltd. (“Expim”), an Israel-based provider of managed cloud services, network connectivity, cybersecurity solutions, and IT infrastructure support. Total purchase price consideration amounted to $4,995, consisting of a base purchase price of $4,168, or $3,614 net of acquired cash, and contingent consideration with a fair value of $827. The fair value of the consideration was determined in accordance with IFRS 3 and measured as of the acquisition date.

The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2025. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented as they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the provisional estimated fair values allocated to the Expim acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(634)
Intangible assets	1,525
Goodwill	3,550
Liabilities in respect of business combinations	(827)

Total assets acquired net of acquired cash	$3,614

b.	Additional shares of CommIT Technology Solutions Ltd. (“CommIT”)

In April 2025 Magic Software completed a transaction to acquire additional ordinary shares of its subsidiary CommIT Technology Solutions Ltd. for NIS 50.2 million (approximately $13.8 million), increasing its holdings (on a fully diluted basis) from 68.15% to 79.32%.

c.	Acquisition of Savanna Solutions Ltd. (“Savanna”)

On December 1, 2025, CommIT Software Ltd and 9540 Y.G. Soft I.T Ltd., both subsidiaries of Magic Software, acquired on the aggregate 75% of the outstanding share capital of Savanna Solutions Ltd . (“Savana”), an offshore technology services provider offering software development, IT consulting, and engineering services, including application development, cloud services, and support for digital transformation initiatives. Total purchase price consideration amounted to $1,631, consisting of a cash consideration paid upon closing of $919, or $241 net of acquired cash, a deferred payment of $230 due six month following the closing and a contingent consideration with a fair value of $482. The additional consideration is contingent upon Savanna reaching certain operational targets from 2025 to 2027. The fair value of the consideration was determined in accordance with IFRS 3 and measured as of the acquisition date. The results of operations have been included in the consolidated financial statements of the Company commencing December 1, 2025. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented as they were not material to the Company’s consolidated statement of profit or loss.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values allocated to the Savana acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(496)
Intangible assets	446
Goodwill	1,160
Non-controlling interests	(157)
Liabilities in respect of business combinations	(712)

Total assets acquired net of acquired cash	$241

d.	Acquisition of Theoris Group Inc. (“Theoris”)

On April 4, 2024, Magic Software, through its wholly owned subsidiary, CoreTech Consulting Group LLC, completed the acquisition of all issued and outstanding share capital of Theoris Group Inc. (“Theoris”). Theoris is a U.S.-based provider of information technology and engineering consulting services, specializing in strategic data management, analytics, application development, cloud solutions, and the recruitment of technical personnel. Total consideration amounted to $13,096 (or $10,249 net of acquired cash), comprised of: a base purchase price of $10,000, a deferred working capital adjustment payment of $840 (of which $535 was paid on the acquisition date), and additional deferred payments totaling $2,256. The fair value of the consideration transferred was measured as of the acquisition date in accordance with the principles of IFRS 3 – Business Combinations.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2024. Acquisition related costs were im`material. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

Net assets excluding cash acquired	$2,321
Intangible assets	5,205
Goodwill	5,284
Liabilities in respect of business combinations	(2,561)

Total assets acquired net of acquired cash	$10,249

e.	Acquisition of Executive Life Ltd. (“Executive”)

On October 31, 2024, Magic Software, through its subsidiary CoreTech Consulting Group LLC, acquired all outstanding share capital of Executive Life Ltd. (“Executive”), a U.S.-based recruitment firm headquartered in Long Island, New York. Executive specializes in executive recruitment services across various industries, including construction, IT, marketing, accounting, finance, and manufacturing engineering. Executive was acquired for a total consideration of $1,472 comprising of a base purchase price of $800, or $644 net of acquired cash, and a deferred payment of $672, payable one year following the acquisition date.

The fair value of the consideration was determined in accordance with IFRS 3 and measured as of the acquisition date. The acquisition strengthens Magic’s talent acquisition capabilities and broadens its consulting and professional service offerings in the U.S. market.

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

The following table summarizes the fair values allocated to the Executive acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$244
Intangible assets	229
Goodwill	843
Liabilities in respect of business combinations	(672)

Total assets acquired net of acquired cash	$644

f.	Acquisition of nursing care business (“Adam Nursing”)

On July 3, 2024, Magic Software, through its subsidiary Minerva Ltd. (“Minerva”), entered into an Asset Purchase Agreement to acquire an operating activity of a nursing care business (“Adam Nursing”). The acquisition meets the definition of a business under IFRS 3, and was therefore accounted for as a business combination using the acquisition method. The total consideration paid for the acquisition was $1,596.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date:

Customer relationships	$529
Technology	309
Goodwill	758

Total assets acquired net of acquired cash	$1,596

ii.	Matrix

a.	Acquisition of Gav Group

On February 4, 2025, Matrix, through its subsidiary Matrix I.T. Systems Ltd., completed the acquisition of 70% of the issued and paid-up share capital of Gav Systems Ltd. and Gav Expert Ltd. (collectively, the “Gav Group”), which provides outsourcing services, primarily in the field of IT and software personnel, for total consideration of NIS 74.5 million (approximately $20,822) or NIS 65.3 million (approximately $18,268) net of acquired cash. Total consideration is divided into NIS 45.5 million (approximately $12,717) paid in cash, and a dividend in respect of retained earnings as of December 31, 2023, in the amount of NIS 29 million (approximately $8,105). Pursuant to the agreement, Matrix and the sellers hold reciprocal call and put options with respect to the remaining shares held by the sellers.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

As of the reporting date, the purchase price allocation (“PPA”) has not yet been finalized. Accordingly, the allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed is provisional, based on management’s estimates, and may be adjusted in subsequent reporting periods upon completion of the valuation. Based on the provisional allocation, the excess of the purchase consideration over the net identifiable assets acquired amounted to NIS 51.2 million (approximately $14,314), of which NIS 16.7 million (approximately $4,662) was attributed to identifiable intangible assets, and the remaining amount was attributed to goodwill.

The following table summarizes the provisional estimated fair values allocated to the Gav Group acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$4,348
Intangible assets	6,055
Deferred taxes	(473)
Non-controlling interests	(1,314)
Goodwill	9,652

Total assets acquired net of acquired cash	$18,268

b.	Acquisition of Alacer Matrix LLC (“Alacer”)

On November 13, 2024, Matrix, through its subsidiary Matrix US Holding LLC, completed the acquisition of 51% of outstanding share capital of Alacer Matrix LLC (former: Alacer Group), which specializes in advisory services and the provision of experts in the field of governance, regulation & compliance within the U.S. financial market, for approximately $1,950 in cash, and additional contingent consideration based on Alacer’s future performance over the next three years. In addition, Matrix holds a call option to acquire the remaining outstanding share capital of Alacer.

Based on the valuation underlying the purchase price allocation (PPA), approximately $0.8 million of the approximately $2.3 million excess purchase price was attributed to intangible assets, and the remaining balance was attributed to goodwill.

The following table summarizes the fair values allocated to the Alacer acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$100
Intangible assets	555
Deferred taxes	(150)
Non-controlling interests	(254)
Goodwill	1,699

Total assets acquired net of acquired cash	$1,950

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	Acquisition of Moshe Ort Ltd. (“Ortech”)

On December 3, 2024, Matrix, through its subsidiary Matrix IT Integration and Infrastructure, acquired all of Moshe Ort Ltd. (Ortech) outstanding share capital for approximately NIS 19,495 thousand in cash (approximately $5,365), or NIS 10,026 thousand (approximately $2,759) net of acquired cash, together with an additional contingent consideration based on Ortech’s future financial performance. In addition, Matrix holds a call option to acquire the remaining outstanding share capital of Ortech.

Ortech imports, distributes, sells, and provides support and specification services for automated manufacturing machines for component assembly and automated inspection machines for assembly processes and components on production lines. Ortech operates in the fields of industrial, medical, and military equipment, lasers and sensors for civilian and defense applications, optical communication systems, and automotive radar systems. Ortech also serves as a representative in Israel for dozens of international manufacturers.

Based on the valuation underlying the purchase price allocation (PPA), NIS 13.3 million (approximately $3,954) of the NIS 39.3 million (approximately $11,685) excess purchase price was attributed to intangible assets, and the remaining balance was attributed to goodwill.

The following table summarizes the fair values allocated to the Ortech acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(118)
Intangible assets	3,187
Deferred taxes	(733)
Liabilities in respect of business combinations	(7,745)
Goodwill	8,168

Total assets acquired net of acquired cash	$2,759

iii.	Michpal

a.	Formally’s put option

On March 30, 2025, following the exercise of a put option, Michpal acquired the remaining 30% outstanding share capital of Formally – Smart Forms Systems Ltd (“Formally”), thereby increasing its ownership to 100% of Formally’s outstanding share capital. The total purchase consideration amounted to approximately NIS 28,200 thousand (approximately $7,655).

b.	Acquisition of Mishmarot Technologies Ltd. (“Mishmarot”)

On July 15, 2025, Michpal completed the acquisition of 70% of the outstanding share capital of Mishmarot Technologies Ltd. Ltd. (hereinafter – “Mishmarot”), a developer and provider of an advanced technology solution for automated workforce scheduling based on artificial intelligence algorithms, tailored to organizational needs and employees, as well as complementary solutions based on customer requirements.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

In consideration for the acquired shares, the Company paid cash consideration of NIS 19,543 thousand (approximately $5,842) or NIS 16,886 thousand (approximately $5,048) net of acquired cash, and committed to pay additional contingent consideration to the sellers in 2027, subject to achieving certain performance targets based on Mishmarot’s operating results for the year 2026 (hereinafter – the “Contingent Consideration”). The fair value of the Contingent Consideration liability as of the acquisition date was estimated at approximately NIS 2,137 thousand (approximately $639), determined using a discounted cash flow approach. As of December 31, 2025, the outstanding liability in respect of the contingent consideration amounted to approximately NIS 2,217 thousand (approximately $695). During 2025, the Company recognized income of approximately NIS 190 thousand (approximately $55) resulting from working capital adjustments, which was included under other expenses (income), net, in the statement of profit or loss. In addition, pursuant to the agreement, Michpal and the sellers hold call and put options, respectively, with respect to the remaining shares held by the sellers in Mishmarot. The options are exercisable during the years 2028 through 2030, within a 60-day period following the approval of Mishmarot’s audited financial statements for the preceding calendar year. The exercise price is determined based on a mechanism set forth in the agreement, which is linked to Mishmarot’s operating results for the preceding calendar year. As of December 31, 2025, the outstanding financial liability in respect of the put option amounted to NIS 8,448 thousand (approximately $2,648). In the Company’s assessment, the put options granted to the sellers with respect to their remaining shareholdings do not confer present ownership over such interests. The results of operations have been fully consolidated in the Company’s financial statements commencing July 15, 2025. Acquisition-related costs amounted to approximately NIS 292 thousand (approximately $85).

The Company recognized the fair value of the identifiable assets acquired and liabilities assumed in the business combination based on a valuation performed by an external valuation expert, using a discounted cash flow methodology. The following table summarizes the estimated fair values of the identifiable assets and liabilities of Mishmarot as of the acquisition date:

Net Assets excluding cash acquired	$543
Intangible assets	4,930
Deferred taxes	(1,110)
Dividend payable to sellers	(1,300)
Non-controlling interests	(1,177)
Goodwill	3,801
Liabilities in respect of business combinations	(639)

Total assets acquired net of acquired cash	$5,048

c.	Disposal of a Subsidiary and Acquisition of Non-Controlling Interests

During the third quarter of 2025, Michpal completed a share exchange transaction (the “Share Exchange Transaction”), pursuant to which the Company transferred all of its shares in Effective Solutions Ltd. (hereinafter – “Effective Solutions”), representing 80% of its issued and paid-up share capital, to the non-controlling shareholder thereof (hereinafter – the “Minority Shareholder”). Concurrently, all of the shares of Kol Hames Ltd. (hereinafter – “Kol Hames”), which were held by Effective Solutions and represented 65% of its issued and paid-up share capital, were transferred to Michpal.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Effective Solutions is engaged in consulting services. Kol Hames is engaged in payroll accounting and bookkeeping training, operates a college offering seminars, professional courses and continuing education programs, and provides pension administration and outsourced payroll services. In addition, it was agreed that the “Michpal Yeda” activity, previously operated by Effective Solutions, would be fully transferred to Michpal. As part of the Share Exchange Transaction, Effective Solutions declared a dividend. In addition, the Company paid Effective Solutions cash consideration in the amount of NIS 1,300 thousand (approximately $386), which was settled in October 2025. Michpal’s share of the declared dividend, in the amount of NIS 481 thousand (approximately $143), is expected to be received within one year from the completion of the transaction. The total consideration attributed to the disposal of the shares amounted to NIS 4,415 thousand (approximately $1,310) and the total cash consideration attributed to the disposal of the shares amounted to NIS 3,318 thousand (approximately $985). As a result of the transaction, the call and put options previously granted to Michpal and to the non-controlling shareholder in respect of the remaining holdings in Effective Solutions were terminated. Following the Share Exchange Transaction and the loss of control in Effective Solutions, Michpal deconsolidated Effective Solutions and derecognized all of its assets and liabilities from the consolidated statement of financial position as of July 1, 2025. Accordingly, the results of operations of Effective Solutions are not included in the Company’s consolidated statement of profit or loss from that date. Michpal recognized a loss on deconsolidation of NIS 2,649 thousand (approximately $786). In respect of the change in non-controlling interests in Kol Hames, the Company recognized an amount of NIS 5,028 thousand (approximately $1,492) in equity, within capital reserve from transactions with non-controlling interests.

The following table summarizes the estimated fair values of the identifiable consideration attributed to the Disposal of a Subsidiary and Acquisition of Non-Controlling Interests as of the acquisition date:

Net liabilities excluding cash acquired	(1,793)
Derecognition of non-controlling interests	500
Loss on disposal and deconsolidation of a subsidiary	786
Capital reserve from transactions with non-controlling interests	1,492

Total Share Exchange Transaction acquired net of acquired cash	$985

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.	Acquisition of Linkatch Ltd. (“Linkatch”)

On November 30, 2025, Michpal completed the acquisition of 60% of the outstanding share capital of Linkatch Ltd. (hereinafter – “Linkatch”), a developer and provider of a secure cloud-based platform for candidate sourcing through online communities and various digital channels.

In consideration for the acquired shares, Michpal paid cash consideration of NIS 1,125 thousand (approximately $336), and committed to pay additional contingent consideration in 2029, subject to achieving certain performance targets based on Linkatch’s operating results for the years 2027–2028 (hereinafter – the “Contingent Consideration”). The fair value of the contingent consideration liability as of the acquisition date, and as of December 31, 2025, amounted to NIS 850 thousand (approximately $254).

In addition, Michpal and the minority shareholder of Linkatch hold call and put options, respectively, with respect to the remaining shares held by the minority shareholder. The options are exercisable during the years 2030 through 2032. The exercise price is determined based on a mechanism set forth in the agreement, linked to Linkatch’s operating results for the preceding calendar year. As of December 31, 2025, the outstanding financial liability in respect of the put option amounted to NIS 1,645 thousand (approximately $492).

The results of operations will be fully consolidated in the Company’s financial statements commencing January 1, 2026.

e.	Liram’s put option

On February 19, 2024, following the exercise of a put option, Michpal acquired the remaining 30% outstanding share capital of Liram, thereby increasing its ownership to 100% of Liram’s outstanding share capital. The total purchase consideration amounted to approximately NIS 5,250 thousand (approximately $1,449), of which NIS 1,000 thousand (approximately $276) was prepaid to the seller on 2023.

f.	Acquisition of Heshev Information Systems (2012) Ltd. (“Heshev”)

On January 1, 2024, Michpal acquired 70% of Heshev Information Systems (2012) Ltd. Outstanding share capital for a total consideration of NIS 4,800 thousand (approximately $1,338) paid in cash, or NIS 4,605 thousand (approximately $1,285) net of acquired cash. Heshev develops and markets a cloud-native technology platform for managing financial and business operations for accountants, tax consultants, payroll managers, bookkeepers, and financial controllers. The platform includes, among other features, fixed asset management, preparation and submission of financial reports, as well as advanced tools for performing financial simulations and payroll calculations. Additionally, Heshev provides an online platform that enables its clients to manage their financial and business activities entirely digitally, utilizing advanced cloud technologies and providing access to up-to-date professional information. Michpal and the seller hold a mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Heshev. These options can be exercised during a consecutive three-year period commencing five years from the acquisition date, at an exercise price determined by a mechanism specified in the agreement.

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

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(110)
Intangible assets	1,731
Deferred taxes	(388)
Non-controlling interests	(386)
Goodwill	438

Total assets acquired net of acquired cash	$1,285

g.	Acquisition of Meida Computers Software Solutions (G.D) Ltd. (“Meida”)

On July 3, 2024, Michpal acquired 60% of the shares of Meida Computers Software Solutions (G.D) Ltd, for a total consideration of NIS 47,000 thousand (approximately $12,490) or NIS 37,131 thousand (approximately $9,867), net of acquired cash, and up to additional NIS 3,000 thousand (approximately $797) in contingent consideration, subject to the achievement of targets set in relation to Meida’s operating profit for the year 2024 (hereinafter – the “Contingent Consideration”). Meida engaged in the development and marketing of advanced solutions for recruitment and human resources management processes. Meida develops and markets “Adam Total,” the leading platform for candidate recruitment and screening, which integrates artificial intelligence technologies for candidate sourcing and matching, as well as advanced analytical tools for performance analysis and data-driven decision-making. No liability was recognized in respect of the contingent consideration. In addition, the performance targets specified in the agreement were not achieved, and accordingly, no contingent consideration was paid. Michpal and the seller hold a mutual call and put options, respectively, for the remaining 40% share interest held by the seller in Meida. The put options may be exercised in 2028 (with respect to 50% of the seller’s shares) and in 2030 (with respect to all or the remaining shares of the seller). The call options may be exercised in 2029 (with respect to 50% of the seller’s shares or any remaining portion thereof) and in 2031 (with respect to all or the remaining shares of the seller). The exercise price for the call and put options is determined based on a mechanism set forth in the agreement. The balance of the financial liability in respect of the put option in the statement of financial position as of December 31, 2025 amounted to NIS 36,713 thousand (approximately $11,509).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(2,254)
Intangible assets	9,082
Deferred taxes	(2,031)
Non-controlling interests	(2,968)
Goodwill	8,038

Total assets acquired net of acquired cash	$9,867

h.	Acquisition of Y-IT Ltd. (“Y-IT”)

On October 13, 2024, Michpal acquired 60% of the outstanding share capital of Y-IT, for a total consideration of NIS 82,523 thousand (approximately $22,243) or NIS 70,268 thousand (approximately $18,940) net of acquired cash, and committed to pay the seller additional contingent consideration subject to Y-IT’s operating profit for the year 2024 (hereinafter – the “Contingent Consideration”). Y-IT engaged in the development and marketing of a technology platform for managing and optimizing transportation operations and vehicle fleets for companies in the transportation sector. The platform is based on algorithms and automation processes, monitoring tools, attendance data processing and preliminary payroll calculations, advanced financial management tools tailored for the transportation sector, as well as analytical tools for performance management and operational optimization. Y-IT serves over 550 clients in the Israeli transportation industry. As of the acquisition date, Michpal recognized a liability for the contingent consideration in the amount of NIS 6,496 thousand (approximately $1,751). During 2025, the final amount of the contingent consideration was determined based on Y-IT’s results for 2024, in the amount of NIS 6,482 thousand (approximately $1,857 thousand), and was paid to the seller during the year. Additionally, Michpal and seller hold a mutual call and put options, respectively, for the remaining 40% share interest held by the seller in Y-IT. The exercise price for the call and put options is determined based on a mechanism set forth in the agreement. The balance of the financial liability in respect of the put option in the statement of financial position as of December 31, 2025 amounted to NIS 70,516 thousand (approximately $22,105).

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

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net liabilities excluding cash acquired	$(2,193)
Intangible assets	17,264
Deferred taxes	(3,971)
Non-controlling interests	(5,739)
Liabilities in respect of business combinations	(1,751)
Goodwill	15,330

Total assets acquired net of acquired cash	$18,940

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

i.	Acquisition of Paperless Ltd. (“Paperless”)

On December 24, 2024, Michpal acquired 70% of the outstanding share capital of Paperless, for a total consideration of NIS 8,500 thousand (approximately $2,331) or NIS 6,909 thousand (approximately $1,894) net of acquired cash (of which NIS 2,805 thousand (approximately $769) was paid in January 2025, and committed to pay the seller additional contingent consideration subject to Paperless’ operating profit for the years 2024 through 2026 (hereinafter – the “Contingent Consideration”). During 2025, Michpal paid the seller an amount of NIS 1,063 thousand (approximately $308) on account of the contingent consideration. Paperless is the developer of the cloud-based Paperless platform for digital and online paperless accounting management. The platform is designed for finance professionals, accountants, and tax advisors, and integrates advanced technologies for the automation of accounting processes, including digital invoice processing and automatic journal entry recording. The platform helps its clients improve the efficiency, convenience, and reliability of their financial reporting processes.

The fair value of the contingent consideration liability as of December 31, 2025, amounted to NIS 22,954 thousand (approximately $7,196).

Additionally, Michpal and seller hold mutual call and put options, respectively, for the remaining 30% share interest held by the seller in Paperless. The exercise price of the options is determined based on a mechanism set forth in the agreement. As of December 31, 2025, the outstanding financial liability for the put option, amounted to NIS 16,061 thousand (approximately $5,035). Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss. Paperless’ results of operations were included in the consolidated financial statements of the Company commencing December 31, 2024.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$91
Intangible assets	7,682
Deferred taxes	(1,767)
Non-controlling interests	(1,933)
Liabilities in respect of business combinations	(5,867)
Goodwill	2,919

Total assets acquired net of acquired cash	$1,125

iv.	Formula

a.	On October 31, 2025, Formula Infrastructure (a directly held subsidiary) acquired 60% of the outstanding share capital of Advance Engineering Ltd (“Advance”), for a total consideration of NIS 20,090 thousand (approximately $6,195) or NIS 12,256 thousand (approximately $3,779) net of acquired cash (of which NIS 17,901 thousand (approximately $5,520) was paid in cash, and committed to pay the seller additional contingent consideration subject to Advances’ operating profit for the years 2023 through 2025 (hereinafter – the “Contingent Consideration”).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Advance specializes in multi-disciplinary quality management (QA/QC), field inspection, and design management in wide range of construction projects, which include civil, infrastructures, electrical and mechanical process disciplines. As of the acquisition date, the Company recognized a liability for the contingent consideration in the amount of approximately NIS 2,188 thousand (approximately $675) .Additionally, Formula Infrastructure and seller hold mutual call and put options, respectively, for the remaining 40% share interest held by the seller in Paperless. The exercise price of the options is determined based on a mechanism set forth in the agreement. As of December 31, 2025, the outstanding financial liability for the put option, as reported in the statement of financial position, amounted to NIS 22,868 thousand (approximately $7,169). Acquisition-related costs were immaterial.

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	$(1,039)
Intangible assets	2,588
Deferred taxes	(533)
Non-controlling interests	(2,051)
Liabilities in respect of business combinations	(675)
Goodwill	3,118

Total assets acquired net of acquired cash	$1,408

b.	On March 31, 2024 Ofek (a directly held subsidiary) acquired 100% of the outstanding share capital of Yona Engineering Consulting & Management Ltd (“Yona”), On October 1, 2024 the Company acquired 51% of the outstanding share capital of Hashahar Telecom and Electricity Ltd (“Hashahar”). The acquisition of both Yona and Hashahar individually and in the aggregate, was not material. The aggregate consideration paid for the acquisition of both Yona and Hashahar was $1,282. Acquisition related costs were immaterial. Yona’s and Hashahar’s results of operations were included in the consolidated financial statements of the Company since their respective acquisition dates.

Net liabilities excluding cash acquired	552
Intangible assets	3,020
Deferred taxes	(695)
Liabilities in respect of business combinations	(2,214)
Non-controlling interests	(1,173)
Goodwill	1,792

Total assets acquired net of acquired cash	$1,282

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024
Balance nominated in USD	$920,197	$250,840
Balance nominated in NIS	340,984	179,066
Balance nominated in other currencies	18,940	77,893
	$1,280,121	$507,799

NOTE 5:- TRADE RECEIVABLES, NET

	December 31,
	2025	2024

Open accounts	$585,033	$610,127
Checks receivable	15,538	14,991
Current maturities of long-term receivables	188,842	196,223
	789,413	821,341
Less - Expected credit losses (*)	14,942	18,106

Trade receivables, net	$774,471	$803,235

(*)	Expected credit losses, net for the years ended December 31, 2025, 2024 and 2023 were $ 3,547, $4,499 and $4,532 , respectively.

NOTE 6:- PREPAID EXPESNES AND OTHER ACCOUNTS RECEIVAVABLE

The following table summarizes the composition of the Group’s prepaid expenses and other accounts receivable:

	December 31,
	2025	2024
Prepaid expenses and advances to suppliers	$44,228	$47,997
Government authorities	28,859	34,414
Employees	281	367
Related Parties (see Note 18)	264	213
Others	6,972	6,891
	$80,604	$89,882

Note 7:- long-term investments and receivables

	December 31,
	2025	2024
Prepaid expenses and deposits	$26,121	$16,658
Investments in financial assets designated at fair value through other comprehensive income	20,391	21,208
Trade receivables and unbilled receivables	102	7,916
Dividend preference derivative in TSG (see Note 9)	3,512	3,652
Others	-	494
	$50,126	$49,928

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2025 and 2024:

	Fair value measurements
	December 31, 2025
	Level 1	Level 3	Total
Assets:
Financial assets measured at fair value through other comprehensive income	$20,120	$272	$20,392
Financial assets measured at fair value through profit or loss	2,196	304,549	306,745
Assets in respect of business combinations	-	4,255	4,255

	$22,316	$309,076	$331,392

	Fair value measurements
	December 31, 2025
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$122,783	$122,783
Liabilities in respect of business combination	15,661	15,661
	$138,444	$138,444

	Fair value measurements
	December 31, 2024
	Level 1		Level 3		Total
Assets:
Financial assets measured at fair value through other comprehensive income	$20,923		$285		$21,208
Financial assets measured at fair value through profit or loss	1,746	*	4,701	*	6,447
Dividend preference in TSG (1)	-		3,652		3,652
Assets in respect of business combinations	-		2,654		2,654

	$22,669		$11,292		$33,961

(*) Reclassified

	Fair value measurements
	December 31, 2024
	Level 3	Total
Liabilities:
Put options of non-controlling interests	$82,973	$82,973
Liabilities in respect of business combination	$17,942	$17,942

	$100,915	$100,915

(1)	The amount derived in respect of the dividend from TSG Ltd. is presented in accordance with the amount determined in the shareholders’ agreement prior to the company’s initial public offering held on August 1, 2024, as detailed in Note 9 below.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 8:- Fair value measurement (Cont.)

The Group believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts, deferred payments in respect of business combinations and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

Changes in financial assets and liabilities classified in Level 3:

	Financial assets measured at fair value		Financial Liabilities measured at fair value
Balance as of January 1, 2024:	$9,275		$68,443
Increase due to acquisitions	-		37,678
Change in fair value measurements	1,995		4,122
Deduction of the contingent consideration	-		(17,276)
Other	22	(*)	7,948
Balance as of December 31, 2024	$11,292		$100,915
Increase due to acquisitions	-		19,154
Fair value measured for the first time	300,000		-
Change in fair value measurements	(2,245)		25,316
Deduction of the contingent consideration	-		(17,004)
Other	29		10,063
Balance as of December 31, 2025	$309,076		$138,444

(*) Reclassified

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity

The following table summarizes the Group’s investments in companies accounted for at equity:

	December 31,
	2025	2024

TSG (Joint venture)	$33,882	$20,453
Other Investments accounted for at equity	13,691	17,185
Other investments held by subsidiaries	1,335	1,558

	$48,908	$39,196

Investment in TSG

The Company holds directly a 37.33% share interest in the issued and outstanding share capital of TSG, a joint venture engaged in the fields of command-and-control systems, intelligence, homeland security and cyber security. The Company’s investment in TSG is reflected in the consolidated financial statements using the equity method of accounting. At the acquisition date the Company attributed an amount of $2,140 to a separate component of dividend preference derivative. The dividend preference derivative is presented in accordance with the amount determined in the shareholders’ agreement prior to the company’s initial public offering held on August 1, 2024 and is presented in the consolidated statements of financial position under long-term investments and receivables. On August 1, 2024, TSG completed its initial public offering (IPO) pursuant to a prospectus and became a public company, as defined in the Israeli Companies Law, 5759–1999. The Company’s shares are traded on the Tel Aviv Stock Exchange (TASE). As part of the IPO, TSG issued 338,500 new ordinary shares at a price of NIS 183.25 per share, for total gross proceeds of approximately NIS 62 million. The total issuance costs amounted to approximately NIS 5.3 million. As a result of the IPO the company recognized a capital gain of approximately $4.1 million.

On October 29, 2025, the Board of Directors of TSG approved a capital raising through a private placement to several investors in the amount of approximately NIS 103,500 thousand (approximately $31,300 thousand), as well as an additional capital raise of approximately NIS 64,500 thousand (approximately $19,500 thousand), subject to the exercise of options granted to investors in the same financing round. For information regarding an additional financing round of TSG subsequent to the end of the reporting period, see Note 26 Subsequent events.

a.	The following table summarizes the balances related to the Company’s investment in TSG in the consolidated statements of financial position:

	December 31,
	2025	2024
Investments in companies accounted for at equity method
Shares	$33,882	$20,453
Long-term investments and receivables
Dividend preference	$3,512	$3,652

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY (Cont.)

b.	The following table summarizes the changes in the fair value of TSG’s dividend preference derivative:

	December 31,
	2025	2024
Opening balance	$3,652	$3,000
Increase in fair value recognized in profit or loss	-	67
Other income	-	590
Dividend	(577)	-
Currency exchange rate in other comprehensive income (loss)	437	(5)
Closing balance	$3,512	$3,652

c.	The following table summarizes the changes in the carrying amount of the Company’s investment in TSG:

January 1, 2023	$19,459

Company’s share of profit	686
Company’s share of other comprehensive income (loss)	(575)
Adjustments arising from translating financial statements from functional currency to presentation currency	(572)
December 31, 2023	$18,998

Company’s share of profit	701
Company’s share of other comprehensive income (loss)	(1,964)
Capital gain realized from issuance of shares	4,141
Capital note conversion	(1,352)
Adjustments arising from translating financial statements from functional currency to presentation currency	(71)
December 31, 2024	$20,453

Company’s share of profit	1,557
Company’s share of other comprehensive income (loss)	101
Capital gain realized from issuance of shares and options	9,220
Dividend	(577)
Adjustments arising from translating financial statements from functional currency to presentation currency	3,128
December 31, 2025	$33,882

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

d.	Summarized financial data of joint venture or investment:

(i)	Summarized statements of financial position of TSG as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Current assets	$102,293	$64,853
Non-current assets	108,131	79,473
Current liabilities	(64,710)	(40,853)
Non-current liabilities	(56,941)	(59,236)
Net assets	88,773	$44,237
Accumulated cost of share-based payment	(5,676)	(4,293)
Total equity attributed to shareholders	$83,097	$39,944
	37.33%	42.71%
Share of equity in TSG	31,020	17,060
Excess of fair value over carrying amount	2,862	3,393
Total investment carrying amount	$33,882	$20,453

(ii)	Summarized operating results of TSG for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Revenues	$125,851	$87,102	$79,449
Net income	5,632	3,028	2,587
Other comprehensive income	270	999	1,236

Total comprehensive income	$5,902	$4,027	$3,823

Company’s share in TSG	37.33%	42.71%	50%
	2,203	1,720	1,912
Amortization of excess cost of intangible assets net of tax	(545)	(523)	(608)
Company’s share of total comprehensive income	$1,658	$1,197	$1,304

Company’s share of other comprehensive income	101	496	618
Company’s share of profit	1,557	701	686
	$1,658	$1,197	$1,304

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:- Investments in companies accounted for at equity (Cont.)

Other Investments accounted for at equity

On September 4, 2024, the company acquired 21.45% share interest in the issued and outstanding share capital of the investee. The consideration for the acquisition was approximately NIS 56.8 million, equivalent to approximately $15,252. The Company’s investment is reflected in the consolidated financial statements using the equity method of accounting.

e.	The following table summarizes the balances related to the Company’s Other Investments accounted for at equity in the consolidated statements of financial position:

	December 31,
	2025	2024
Investments in companies accounted for at equity method
Shares	$13,691	$17,185

f.	The following table summarizes the changes in the carrying amount of the Company’s Other Investments accounted for at equity in the consolidated statements of financial position:

December 31, 2023	$-

Acquisition	15,323
Company’s share of profit	1,617
Adjustments arising from translating financial statements from functional currency to presentation currency	245
December 31, 2024	$17,185

Company’s share of profit	2,443
Dividend	(5,363)
Adjustments arising from translating financial statements from functional currency to presentation currency	(574)
December 31, 2025	$13,691

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY (Cont.)

g.	Summarized financial data of joint venture:

(iii)	Summarized statements of financial position of other Investments accounted for at equity as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Current assets	$81,166	$84,796
Non-current assets	1,256	597
Current liabilities	(44,607)	(45,763)
Non-current liabilities	(282)	(186)
Net assets	$37,533	$39,444
Accumulated cost of share-based payment	(3,949)	-
Total equity attributed to shareholders	$33,584	$39,444
	21.45%	21.45%
Share of equity	7,204	8,461
Excess of fair value over carrying amount	6,487	8,724
Total investment carrying amount	$13,691	$17,185

(iv)	Summarized operating results of other Investments accounted for at equity for the years ended December 31, 2025 and 2024:

	Year ended December 31,	For the period starting September, 4 2024 and ended December 31,
	2025	2024

Revenues	$248,100	$87,623
Net income	21,194	10,791

Net income	$21,194	$10,791

Company’s share	21.45%	21.45%
	4,546	2,315
Amortization of excess cost of intangible assets net of tax	(2,103)	(697)
Company’s share of profit	$2,443	$1,617

Company’s share of profit	2,443	1,617
	$2,443	$1,617

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- PROPERTY, PLANT AND EQUIPMENT, NET

a.	Property, plants and equipment, net, are comprised of the following as of the below dates:

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:

Balance as of January 1, 2025	$143,081	$48,275	$5,161	$2,087	$198,604
Measurement period adjustments	(31)	(41)	10	-	(62)
Initially consolidated company	5,014	87	313	-	5,414
Purchases	12,832	722	2,665	64	16,283
Disposals	(2,338)	(2,643)	(2,991)	(10)	(7,982)
Loss of control	(48,768)	(7,812)	-	-	(56,580)
Exchange rate differences from translation of foreign operations	17,245	5,952	676	57	23,930

Balance as of December 31, 2025	$127,035	$44,540	$5,834	$2,198	$179,607

Accumulated depreciation:

Balance as of January 1, 2025	$113,460	$28,526	$3,316	$1,507	$146,809
Measurement period adjustments	(47)	(6)	(5)	-	(58)
Initially consolidated company	3,390	16	185	-	3,591
Depreciation	13,430	1,745	2,645	101	17,921
Disposals	(1,954)	(2,204)	(2,673)	(10)	(6,841)
Loss of control	(42,031)	(5,184)	-	-	(47,215)
Exchange rate differences from translation of foreign operations	13,474	3,789	416	107	17,786

Balance as of December 31, 2025	$99,722	$26,682	$3,884	$1,705	$131,993

Depreciated cost as of December 31, 2025	$27,313	$17,858	$1,950	$493	$47,614

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

	Computers, furniture and equipment	Leasehold improvements	Motor vehicles	Software	Total
Cost:

Balance as of January 1, 2024	$137,060	$43,132	$5,562	$2,750	$188,504
Measurement period adjustments	(94)	81	3	(452)	(462)
Initially consolidated company	2,379	698	760	-	3,837
Purchases	10,843	5,164	427	122	16,556
Disposals	(5,851)	(285)	(1,521)	-	(7,657)
Exchange rate differences from translation of foreign operations	(1,256)	(515)	(70)	(333)	(2,174)

Balance as of December 31, 2024	$143,081	$48,275	$5,161	$2,087	$198,604

Accumulated depreciation:

Balance as of January 1, 2024	$103,951	$25,535	$3,880	$2,207	$135,573
Measurement period adjustments	2	-	1	(445)	(442)
Initially consolidated company	1,827	172	337	-	2,336
Depreciation	13,318	3,342	547	80	17,287
Disposals	(4,995)	(220)	(1,125)	-	(6,340)
Exchange rate differences from translation of foreign operations	(643)	(303)	(324)	(335)	(1,605)

Balance as of December 31, 2024	$113,460	$28,526	$3,316	$1,507	$146,809

Depreciated cost as of December 31, 2024	$29,621	$19,749	$1,845	$580	$51,795

b.	Depreciation expenses totaled $17,921, $17,287 and $18,513 for the years ended December 31, 2025, 2024 and 2023, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 11:- Intangible Assets, Net

a.	Intangible assets, net, are comprised of the following as of the below dates:

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance as of January 1, 2025	$352,375	$293,731	$132,366	$13,823	$792,295
Measurement period adjustments	(436)	-	(811)	61	(1,186)
Initially consolidated company	32,841	-	30,139	-	62,980
Purchases	-	10,121	1,547	39	11,707
Disposals	-	-	-	-	-
Loss of Control	(79,958)	(136,633)	(97,024)	(1,505)	(315,120)
Exchange rate differences from translation of foreign operations	34,765	6,730	7,660	2,112	51,267

Balance as of December 31, 2025	$339,587	$173,949	$73,877	$14,530	$601,943

Accumulated amortization:

Balance as of January 1, 2025	$222,635	$249,913	$95,518	$7,153	$575,219
Measurement period adjustments	-	-	-	61	61
Amortization	50,319	11,205	16,241	1,289	79,054
Loss of Control	(42,136)	(109,055)	(71,605)	(1,505)	(224,301)
Exchange rate differences from translation of foreign operations	19,571	2,722	743	1,253	24,289

Balance as of December 31, 2025	$250,389	$154,785	$40,897	$8,251	$454,322

Depreciated cost as of December 31, 2025	$89,198	$19,164	$32,980	$6,279	$147,621

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 11:- Intangible Assets, Net (Cont.)

	Customer relationship	Capitalized Software costs	Acquired technology	Other	Total
Cost:

Balance as of January 1, 2024	$327,102	$292,868	$100,975	$13,615	$734,560
Measurement period adjustments	3,074	(10,010)	6,937	462	463
Initially consolidated company	24,406	-	24,437	137	48,980
Purchases	159	11,605	568	142	12,474
Disposals	-	(495)	-	(432)	(927)
Exchange rate differences from translation of foreign operations	(2,366)	(237)	(551)	(101)	(3,255)

Balance as of December 31, 2024	$352,375	$293,731	$132,366	$13,823	$792,295

Accumulated amortization:

Balance as of January 1, 2024	$194,914	$244,974	$81,947	$5,797	$527,632
Measurement period adjustments	1,410	(6,225)	4,814	446	445
Amortization	26,876	11,759	9,208	1,481	49,324
Disposals	-	(495)	-	(432)	(927)
Exchange rate differences from translation of foreign operations	(565)	(100)	(451)	(139)	(1,255)

Balance as of December 31, 2024	$222,635	$249,913	$95,518	$7,153	$575,219

Depreciated cost as of December 31, 2024	$129,740	$43,818	$36,848	$6,670	$217,076

c.	Amortization expenses totaled $79,054 $49,324 and $51,265, for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, the Company reassessed the estimated useful lives of certain acquired customer relationship intangible assets related to a non-core activity and revised them accordingly. As a result of this change in accounting estimate, amortization expense increased by approximately $18,705 for the year. The reassessment was based on changes in the expected pattern of economic benefits from these assets, including the impact of changes in technological and market conditions in Israel in recent years, which adversely affected the relevant sector. For further information, see Note 2(17).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 12:- Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024

Opening balance	$975,080	$936,581
Acquisition of subsidiaries	91,184	45,357
Deconsolidation of a subsidiary	(484,207)	-
Foreign currency translation adjustments and other classifications	64,186	(6,858)
Closing balance	$646,243	$975,080

The Group performed annual impairment tests as of December 31, 2025, 2024 and 2023 and did not identify any impairment losses (see Note 2(18)). For more information regarding allocation of goodwill to each cash-generating unit see Note 25(b).

The perpetual growth rates and discount rates (corresponding to the weighted average cost of capital – “WACC”) applied for impairment testing purposes in 2025 and 2024 were as follows:

	2025		2024
	discount rate	Terminal growth rate	discount rate	Terminal growth rate

Matrix (1)	10%-10.1%	3%-4%	10.9%-11.1%	3%
Sapiens (2)	-	-	12.5%	1.1%-3%
Magic Software (3)	13.5%	3%	12.5%	3%
Other consolidated subsidiaries (4)	13.5%	3%	13.5%	3%

(1)	The goodwill allocated to the operating segment Matrix is mainly related to two groups of cash-generating units. Cash flows are discounted using weighted discount rates that range between 10% to 10.1% and a fixed growth rate of 3% in 2025 (2024 - weighted discount rates that range between 10.9% to 11.1% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Matrix is immaterial.

(2)	The goodwill allocated to the operating segment Sapiens is mainly related to two groups of cash-generating units. Cash flows are discounted using a weighted discount rate of 12.5% and a growth rate that range between 1.1% to 3% in 2024. The carrying amount of goodwill allocated to the other groups of cash-generating units included in Sapiens is immaterial.

(3)	The goodwill allocated to the operating segment Magic Software is related to four groups of cash-generating units. Cash flows are discounted using weighted discount rates of 13.5% and a fixed growth rate of 3% in 2025 (2024 - weighted discount rates of 12.5% and fixed growth rates of 3%). The carrying amount of goodwill allocated to the other groups of cash-generating units included in Magic Software is immaterial.

(4)	Goodwill is allocated across multiple groups of cash-generating units. The carrying amount of goodwill allocated to each group of cash-generating units is immaterial. The Group performed sensitivity analyses regarding the main assumptions in the impairment tests. No impairment of the goodwill tested would be recognized in the event of a reasonably possible change in the assumptions used in 2025 (the same was true for 2024). The Group performed annual impairment tests as of December 31, 2025, 2024 and 2023 and did not identify any impairment losses.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 13:- DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

On August 13, 2025, Sapiens International Corporation N.V. (“Sapiens”), which was a subsidiary of the Company at that time, announced that it had entered into a definitive agreement to be acquired by Advent International, a leading global private equity investor, for $43.50 per common share in an all-cash transaction (the “Transaction”).

Under the terms of the Transaction, the Company agreed to retain a significant minority ownership interest in Sapiens through an indirect holding structure. Following completion of the Transaction, the Company holds approximately an 18.68% equity interest in Sapiens through SI Swan UK Topco Limited (“SI Swan”), the ultimate parent company of Sapiens.

On November 19, 2025, Sapiens held an extraordinary general meeting of shareholders, at which all proposals required to approve the Transaction were duly approved.

On December 17, 2025, the Transaction was completed. Immediately prior to the closing, the Company held approximately 43.5% of the outstanding share capital of Sapiens. In connection with the Transaction, the Company (i) sold 17,418,214 Sapiens common shares for aggregate cash consideration of $757,692, and (ii) contributed 6,896,552 Sapiens common shares to SI Swan in exchange for equity interests therein. The contributed shares were valued at $300,000 for purposes of the Transaction. The retained investment in SI Swan is accounted for fair value through profit or loss.

As a result of the Transaction, the Company’s direct equity interest in Sapiens was replaced with an indirect equity interest of approximately 18.68% in SI Swan, and the Company ceased to have a controlling financial interest in Sapiens. Accordingly, the Company deconsolidated Sapiens as of the closing date and recognized a net gain on disposal of approximately $578,314.

1)	Below are data of the operating results attributed to the discontinued operation:

	Year ended December 31,
	2025	2024	2023

Revenues	565,834	542,380	514,584
Cost of Revenues	332,834	303,423	292,046

Gross profit	233,000	238,957	222,538

Research and development expenses, net	74,448	66,302	63,476
Selling, marketing, general and administrative expenses	163,389	85,467	77,739

Operating income (loss)	(4,837)	87,188	81,323
Finance expenses (income), net	(175)	(2,324)	3,543

Income (loss) before taxes on income	(4,662)	89,512	77,780
Taxes on income (tax benefit)	14,172	17,891	14,241

Net Income (loss) discontinued operation	(18,834)	71,621	63,539

Income from sale of discontinued operation, net	578,314	-	-

Net Income from discontinued operation	559,480	71,621	63,539

Net Income (loss) from discontinued operation Attributable to:
Non-controlling interests from discontinued operations	(10,485)	40,494	35,264
Formula’s shareholders from discontinued operations	569,965	31,127	28,275

Net Income from discontinued operation	559,480	71,621	63,539

Net earnings per share attributable to Formula’s shareholders :
Earnings per share from discontinued operations (basic)	37.24	2.04	1.85
Earnings per share from discontinued operations (diluted)	36.09	1.99	1.82

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Cont.)

2)	Below are data of the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,
	2025	2024	2023

Net cash provided by (used in) discontinued operating activities	58,931	91,913	89,580
Net cash provided by (used in) discontinued investing activities	(62,766)	12,778	(72,780)
Net cash provided by (used in) discontinued financing activities	(68,953)	(51,481)	(41,094)

Total net cash provided by (used in) discontinued operation	(72,788)	53,210	(24,294)

Note 14:- short term loans from banks and others

	December 31, 2025 Interest rate		December 31,
	(%)	Currency	2025	2024

Current maturities of long-term loans from banks and others	1.9 – 8.4	NIS	$48,341	$38,976
Current maturities of long-term loans from banks	6.5-6.6	USD	10,220	13,516
Commercial securities not listed	P-1.25	NIS	97,788	82,259
Short-term bank loans and credit line	3.4 – P+0.95	NIS and USD	20,481	5,738
Accrued interest on long-term loans from banks and others	P + 0.02–P+1.2	NIS and USD	1,069	1,293
			$177,899	$141,782

Note 15:- other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	December 31,
	2025	2024
Government institutions	$45,519	$50,510
Dividend to former shareholders of subsidiaries	2,059	-
Accrued expenses and other current liabilities	148,239	47,536
	$195,817	$98,046

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 16:- Long term loans from Banks and Others

a.	Long-term loans from banks and others are comprised of the following as of the below dates:

	Currency	Long-term loans	Current maturities	Long-term loans net of current maturities	Long-term loans net of current maturities
Interest rate %		December 31, 2025			December 31, 2024
1.9 – 8.4	NIS (Unlinked)	$106,079	$48,341	$57,738	$60,680
6.5-6.6	USD (Unlinked)	20,791	10,220	10,571	2,053
		$126,870	$58,561	$68,309	$62,733

	December 31,
	2025	2024
First year (current maturities)	$58,561	$52,492
Second year	45,137	28,728
Third year	13,373	24,804
Fourth year	6,536	5,637
Fifth year and thereafter	3,263	3,564
	$126,870	$115,225
b.	Maturity dates:

Details of guarantees, credit facilities and covenants are described in Notes 21(b) and 21(c), respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- DEBENTURES

The Group’s liabilities under debentures are attributable to debentures issued by Formula and Matrix. The debentures are all listed for trading on the TASE.

a.	Debentures are comprised of the following as of the below dates:

	Effective Interest rate	Currency	Par value in issuance currency (thousand)	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2025
Formula’s Series C Secured Debentures (2.29%)	2.7	NIS (Unlinked)	NIS 165,642	$51,925	$(187)	$51,738	$-	$98	$51,836

Formula’s Series D Secured Debentures (5.68%)	6.01	NIS (Unlinked)	NIS 150,000	$47,022	(525)	-	46,497	221	46,718

Matrix’s Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 305,820	$95,868	(837)	22,872	72,159	1,767	96,798

				$194,815	$(1,549)	$74,610	$118,656	$2,086	$195,352

	Effective Interest rate	Currency	Par value in issuance currency (thousand)	Par Value	Unamortized debt premium (discount) and issuance costs, net	Current maturities	Total long-term debentures, net of current maturities	Short-term accrued interest	Total short-term and long-term debentures
	%			December 31, 2024
Formula’s Series C Secured Debentures (2.29%)	2.7	NIS (Unlinked)	NIS 331,283	$90,837	$(499)	$45,419	$44,919	$170	$90,508

Formula’s Series D Secured Debentures (5.68%)	6.01	NIS (Unlinked)	NIS 150,000	$41,130	(528)	-	40,602	193	40,795

Sapiens’ Series B Debentures (3.37%)	3.3	NIS (Linked to fix rate of USD)	NIS 140,000	$39,593	(5)	19,796	19,792	672	40,260

Matrix’s Series B Debentures (4.1%)	4.5	NIS (Unlinked)	NIS 373,738	$102,478	(1,078)	18,623	82,777	1,909	103,309

				$274,038	$(2,110)	$83,838	$188,090	$2,944	$274,872

During the years ended December 31, 2025, 2024 and 2023, the Group recorded $6,080, $6,336 and $7,450, respectively, of interest expenses, and $561, $618 and $667, respectively, of amortization of debt premium (discount) and issuance costs, net in respect of the Group’s debentures.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- DEBENTURES (Cont.)

b.	Scheduled aggregate principal annual payments of the debentures:

Repayment amount
2026	$74,797
2027	28,393
2028	26,620
2029	24,957
2030	40,048
$194,815

c.	Formula’s debentures

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

NOTE 17:- DEBENTURES (Cont.)

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

The Formula Systems Series C Secured Debentures are denominated in New Israeli Shekels and are not linked to any currency or index and are non-convertible. The Formula Systems Series C Secured Debentures are secured with collateral consisting of shares of Matrix (see Note 21a).

The Series C Secured Debentures are listed for trading on the TASE. As of December 31, 2025 and 2024, the fair value of Formula’s Series C Secured Debentures, based on the quoted market price on the TASE, were approximately $51,048 and $88,248, respectively.

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

NOTE 17:- DEBENTURES (Cont.)

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

iii)	Formula Systems Series D Secured Debentures

On September 17 and 19, 2024, Formula issued Formula Systems Series D Secured Debentures in an aggregate principal amount of NIS 150,000 thousand (approximately $39,756), at a purchase price equal to 100% of their par value. The principal due under the Series D Secured Debentures payable in seven annual installments of NIS 18,000 thousand on December 1 of each of the years 2027 through 2033 and one installments of NIS 24,000 thousand on December 1 2034. The principal amount outstanding under the Formula Systems Series D Secured Debentures bears interest at a fixed rate of 5.68% per annum (subject to adjustments based on the credit rating of the debentures), payable on June 1st and December 1st of each of the years 2024 through 2034. Issuance costs, including early commitment commission of approximately NIS 2,013 thousand (approximately $534), were allocated to the Formula Systems Series D Secured Debentures and are amortized as financial expenses over the term of the Series D Secured Debentures due in 2034.

The Series D Secured Debentures are denominated in New Israeli Shekels not linked to any currency or index, and are non-convertible. The Formula Systems Series D Secured Debentures are secured with collateral consisting of shares of Matrix, and Sapiens (see Note 21a).

The Formula Systems Series D Secured Debentures are listed for trading on the TASE. As of December 31, 2025 and 2024, the fair value of Formula’s Series D Secured Debentures, based on the quoted market price on the TASE, were approximately $50,520 and $43,289, respectively.

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- DEBENTURES (Cont.)

On June 8, 2020, Sapiens issued additional Sapiens’ Series B Debentures in an aggregate principal amount of NIS 210,000 thousand (approximately $60,362) through a public offering in Israel. The gross proceeds received from the issuance of Sapiens’ Series B Debentures in June 2020 were NIS 210,840 thousand (approximately $60,603), out of which approximately NIS 3,006 thousand was attributed to interest payable (approximately $864). Debt discount of NIS 2,166 thousand (approximately $623) and issuance costs of NIS 2,326 thousand (approximately $669) were allocated to Sapiens’ Series B Debentures and are amortized as financial expenses over the remaining term of the Sapiens Series B Debentures due in 2026. Sapiens’ Series B Debentures issued in September 2017 together with the Sapiens’ Series B Debentures issued in June 2020, form one single series with identical terms and conditions. Sapiens’ Series B Debentures are linked to the US Dollar, unsecured and non-convertible. Sapiens’ Series B Debentures are listed for trading on the TASE. As part of the disposal of Sapiens during 2025, the Company deconsolidated the related debentures. For further information See Note 13.

e.	Matrix’s Series B Debentures

On September 18, 2022, Matrix issued the Matrix’s Series B Debentures in an aggregate principal amount of NIS 295,249 thousand (approximately $87,872), at a purchase price equal to 100% of their par value. The principal due under the Matrix’s Series B Debentures is payable in fourteen (14) semi-annual installments each equal to approximately 7.14% of the aggregate principal amount (or approximately NIS 21,081 thousand) on February 1 and on August 1 for the period from August 1, 2023 to February 1, 2030. The outstanding principal amount under the Matrix’s Series B Debentures bears interest at a fixed rate of 4.1% per annum (subject to adjustments based on the credit rating of the debentures), payable on February 1st and August 1st for the period from February 1, 2023 to February 1, 2030. Issuance costs including an early commitment commission of approximately NIS 2,158 thousand (approximately $642) were allocated to the Matrix’s Series B Debentures and are amortized as financial expenses over the term of the Matrix’s Series B Debentures due in 2030.

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

The Matrix’s Series B Debentures issued in September 2022, together with the Matrix Series B Debentures sold in December 2022 in a private placement, form one single series with identical terms and conditions.

As of December 31, 2025 and 2024, the fair value of Matrix’s Series B Debentures, based on the quoted market price on the TASE, was approximately $97,335 and $102,519, respectively.

For further information regarding the issuance of Matrix’s convertible debentures (Series 2), after the end of the reporting period, see Note 26 Subsequent events.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 18:- RELATED PARTies TRANSACTIONS

a)	Transactions with Asseco and affiliated companies

During the years ended December 31, 2025, 2024 and 2023, Asseco provided back-office services, professional services and fixed assets to Sapiens’ wholly owned subsidiary, Sapiens Poland, in amounts totaling approximately $156, $168 and $165, respectively.

During the years ended December 31, 2025, 2024 and 2023, Sapiens Poland performed services as a sub-contractor on behalf of Asseco for clients of Asseco in total amounts of approximately $3,400, $3,900 and $3,500, respectively. For historic reasons, Asseco issues invoices to those clients and then Sapiens in turn invoices Asseco on a back-to-back basis (with no margin to Asseco).

As of December 31, 2025 and 2024 the Group had trade payable balances due from its transactions with Asseco, as detailed above, in amounts of $716 and $3,633, respectively. As of December 31, 2025 and 2024, the Group had trade receivables balances due from its transactions with Asseco, as detailed above, in amounts of approximately $0 and $823, respectively.

b)	Fees paid for board services in affiliates

Sapiens paid Formula director fees for the years ended December 31, 2025, 2024 and 2023, of approximately $40, $32 and $28, respectively, in respect of Mr. Guy Bernstein, Sapiens’ Chairman and Formula’s chief executive officer.

Matrix paid Formula director fees for the years ended December 31, 2025, 2024 and 2023, of approximately $30, $29 and $27, respectively, in respect of Mr. Guy Bernstein, Matrix’s Chairman and Formula’s chief executive officer.

c)	Compensation of key officers of the Company

The following amounts disclosed in the table are recognized as an expense or as a equity reduction during the reporting period related to officers and directors of the Company:

	Year ended December 31,
	2025	2024
Short-term employee benefits	$25,596	$5,323
Share-based compensation	7,396	7,031
	$32,992	$12,354

d)	Other Transactions

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

Note 19:- LEASES

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

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments receivable for operating leases:

2026	$43,783
2027	31,672
2028	23,286
2029	17,965
2030	46,300
2031 and thereafter	2,825
Total undiscounted cash flows	$165,831

Less imputed interest	(15,127)
Present value of lease liabilities	$150,704

	Year ended December 31,
	2025	2024

Interest expense on lease liabilities	$6,749	$6,506
Total cash outflow for leases	$54,389	$50,088

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- LEASES (Cont.)

a.	Disclosures in respect of right-of-use assets:

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2025	$250,918	$65,514	$316,432
Additions during the year:
New leases	35,295	20,291	55,586
Adjustments for indexation	5,861	1,011	6,872
Adjustments arising from translating financial statements of foreign operations	32,448	5,235	37,683
Modification of leases	(8,157)	1,381	(6,776)
Acquisition of subsidiaries	-	575	575
Disposals during the year:
Termination of leases	(15,298)	(15,166)	(30,464)
Loss of control	(46,334)	(7,776)	(54,110)

Balance as of December 31, 2025	254,733	71,065	325,798

Accumulated depreciation:
Balance as of January 1, 2025	124,020	36,187	160,207
Additions during the year:
Depreciation	34,884	20,655	55,539
Adjustments arising from translating financial statements of foreign operations	21,994	1,546	23,540
Modification of leases	(62)	749	687
Disposals during the year:
Termination of leases	(8,843)	(14,294)	(23,137)
Loss of control	(30,686)	(5,814)	(36,500)
Balance as of December 31, 2025	141,307	39,029	180,336
Depreciated cost as of December 31, 2025	113,426	32,036	145,462

	Land and buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2024	$195,807	$61,832	$257,639
Additions during the year:
New leases	61,449	20,399	81,848
Adjustments for indexation	6,181	596	6,777
Adjustments arising from translating financial statements of foreign operations	(1,226)	(4,033)	(5,259)
Modification of leases	(473)	-	(473)
Acquisition of subsidiaries	314	-	314
Disposals during the year:
Termination of leases	(11,134)	(13,280)	(24,414)

Balance as of December 31, 2024	250,918	65,514	316,432

Accumulated depreciation:
Balance as of January 1, 2024	104,714	32,274	136,988
Additions during the year:
Depreciation	28,663	20,221	48,884
Adjustments arising from translating financial statements of foreign operations	(429)	(3,828)	(4,257)
Disposals during the year:
Termination of leases	(8,928)	(12,480)	(21,408)
Balance as of December 31, 2024	124,020	36,187	160,207
Depreciated cost as of December 31, 2024	126,898	29,327	156,225

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 20:- Employee Option Plans

a)	Formula and its subsidiaries grant, from time to time, options, restricted share units or restricted shares to their officers and employees to purchase shares in the respective companies. In general, the options expire ten years after grant. The following table sets forth the breakdown of share-based compensation expense resulting from such grants, as included in the consolidated statements of profit or loss:

	Year ended December 31,
	2025	2024	2023

General and administrative expenses	$31,147	$16,164	$18,622
	$31,147	$16,164	$18,622

b)	Formula:

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

In March 2022, Formula’s Board of Directors, following the approval of the Compensation Committee, granted a total of 23,400 restricted shares under the 2021 Plan, of which 21,000 restricted shares and 2,400 restricted shares were granted to employees of the Company. The restricted shares vest over a six-year period, commencing on March 15, 2022 and ending on December 31, 2027. Of the total grant, 21,000 restricted shares vest on a quarterly basis, while 2,400 restricted shares vest at specified dates over the vesting period. The total fair value of the grants was determined based on the share price of Formula at the grant date and amounted to $2,263 ($96.7 per share), of which $2,031 relates to the 21,000 shares and $232 relates to the 2,400 shares. Compensation expenses recognized in the Company’s statement of profit or loss in respect of the 21,000 restricted shares for the years ended December 31, 2025, 2024 and 2023 amounted to $165, $249 and $407, respectively. As of December 31, 2025, 16,372 Ordinary shares out of the total 23,400 restricted shares were fully vested, of which 15,000 shares relate to the 21,000 grant and 1,372 shares relate to the 2,400 grant.

In January 2023, Formula’s board of directors, following the approval by Formula’s compensation committee, awarded 15,000 restricted shares under the 2021 plan. These restricted shares vest on an annual basis over a six-year period, commencing on December 31, 2023 and concluding on December 31, 2029. The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled $1,225 ($81.65 per share). As of December 31, 2025, 6,428 Ordinary shares out of the 15,000 Ordinary shares, were fully vested.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- EMPLOYEE OPTION PLANS (Cont.)

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

The total fair value of the grant was calculated based on the Formula share price on the grant date and equaled NIS 170,684 thousand, or $50,054 ($81.8 per share). The total compensation expense the Company recorded in its statement of profit or loss in respect of this grant, in accordance with accounting principles, for the years ended December 31, 2025, 2024, and 2023 was approximately $6,899, $6,437 and $6,460, respectively.

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

Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Formula equity incentive plan as of December 31, 2025, 2024 and 2023 were $15,420, $20,371 and $27,703, respectively.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- EMPLOYEE OPTION PLANS (Cont.)

c)	Matrix:

In December 2022, Matrix entered into a new employment agreement with its chief executive officer, Mr. Moti Gutman, for the provision of management services for a term of five years starting on January 1, 2023. As part of the new employment agreement, Matrix awarded Mr. Gutman 375,000 Matrix restricted shares. 40% of the options will be vested on December 31, 2024 with the remaining amount vesting in equal parts on December 31, 2025, 2026 and 2027 but any case not before the publication of Matrix’s financial statements for each respective year. The fair value of the restricted shares amounted on the date of grant to NIS 27,851 thousand (approximately $7,914).

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

On 15 May 2024, Matrix’s board of directors approved, following the approval by Matrix’s Compensation Committee, the allocation of 20,000 options exercisable up to 20,000 ordinary shares of Matrix, NIS 1 par value, to a senior employee of Matrix. The exercise of the options at the date of grant is NIS 78.55. The price is subject to adjustment, including when distributing a dividend. 50% of the options will be vested in 15 May 2026, with the remaining amount vesting in equal parts on May 15, 2027 and 2028. The contractual life of the stock options is 4 years from the grant date. The fair value of the options is estimated on the grant date at NIS 19.05 per option.

The following table summarizes Matrix’s employee stock-based compensation activity during the year ended December 31, 2025:

	Number of options, RSU and RS	Weighted average exercise price)$)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of January 1, 2025	1,315,000	13.01	3.16	13,816
Granted	-	-
Expired and forfeited	(22,500)	20.30
Exercised	(511,000)	12.68

Outstanding as of December 31, 2025	781,500	12.25	2.16	10,006
Exercisable as of December 31, 2025	75,000

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- EMPLOYEE OPTION PLANS (Cont.)

The aggregate intrinsic value provided in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the respective dates. This value would change based on the change in the market value of Matrix’s ordinary shares and the change in the exchange rate between the New Israeli Shekel and dollar. Total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Matrix equity incentive plan as of December 31, 2025, 2024 and 2023 were $1,787, $3,898 and $8,808, respectively.

d)	Sapiens:

The following table summarizes Sapiens’ stock-based compensation activity during the year ended December 31, 2025:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding as of January 1, 2025	1,668,000	24.96	3.11	4,977
Granted	266,143
Expired and forfeited	(346,969)
Exercised	(131,281)
Reclassification of shared-based compensation to liability	(1,455,893)

Outstanding as of December 31, 2025	-	-	-	-
Exercisable as of December 31, 2025	-	-	-	-

In 2025, 2024 and 2023 , Sapiens granted 266,143, 145,000 and 429,500 stock options, respectively, to its employees and directors to purchase its shares. The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 was $1,913 and $851, respectively.

Following the completion of the sale of Sapiens shares, as described in Note 1 -General and Note 13 - Disposal group held for sale and discontinued operations, on December 17, 2025, the acquisition of Sapiens by Advent (the “Acquisition”) was completed. Under the terms of the transaction, upon closing of the Acquisition, the vesting of approximately 58% of (i) the then-unvested outstanding options and (ii) the then-outstanding unvested restricted share units (“RSUs”) was accelerated. Each vested RSU (whether previously vested or vested due to the aforementioned acceleration) was settled in cash in an amount equal to the cash consideration per share in the Acquisition (i.e., $43.50), whereas each vested option to purchase one common share (whether previously vested or vested due to the aforementioned acceleration) was settled for cash in an amount equal to the excess, if any, of the cash consideration per share in the Acquisition (i.e., $43.50) over the exercise price of such option. Total cash paid in settlement of vested RSUs and options amounted to approximately $23,000 (in thousands of U.S. dollars) and was paid by Advent at the closing of the Acquisition. In respect of these payments, Sapiens recognized a shareholders’ capital contribution reserve of approximately $15,000 (in thousands of U.S. dollars), recorded against share-based compensation expenses in its books. The total equity-based compensation expense related to all of Sapiens’ equity-based awards, recognized for the years ended December 31, 2025, 2024 and 2023, after adjustment to comply with IFRS, amounted to $18,382, $2,952 and $3,621, respectively (in thousands of U.S. dollars).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- EMPLOYEE OPTION PLANS (Cont.)

e)	Michpal:

In December 2024, Michpal’s Board of Directors approved the “2024 Equity Incentive Plan” (the “Plan”) for the grant of options, share units (RSUs), shares, and restricted shares to the Company’s officers, employees, and directors.

On April 1, 2025, the Company granted 504 restricted ordinary shares to officers of the Company, for no consideration, which are held in trust by a trustee (the “Restricted Shares”). The Restricted Shares vest and are released from restrictions in 20 equal quarterly tranches over a period of five years commencing on December 31, 2023, such that four tranches vested and were released from restriction on the grant date, and the remaining tranches vest and are released from restriction in equal portions over 16 consecutive quarters from January 1, 2025 through December 31, 2028.

In addition, with respect to each calendar year, the vesting of tranches relating to 378 Restricted Shares is subject to the condition that Michpal’s operating profit, excluding share-based payment expenses, as presented in the Company’s annual financial statements for the relevant calendar year, exceeds 80% of 105% of the operating profit for the preceding year (the “Profit Target”). Based on Michpal’s financial statements for the year 2025, it met the Profit Target for that year, and accordingly, the relevant tranches of the Restricted Shares vested.

For the purpose of measuring the grant-date fair value, the Company performed a valuation using the discounted cash flow (DCF) method. The fair value of the grant was estimated at NIS 15,445 thousand (approximately $4,474).

During the reporting period, the Company recognized expenses of NIS 10,201 thousand (approximately $2,955), which were included in operating expenses as part of general and administrative expenses.

f)	Magic Software:

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

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- EMPLOYEE OPTION PLANS (Cont.)

In April 2025, Comm-IT awarded 44 options to one of its senior officers to purchase 44 shares of Comm-IT. The options were granted under the Comm-IT Solutions 2022 Plan, at an exercise price of $1,591.56 per share. The options are subject to a vesting schedule and performance conditions similar to those applicable to the options granted in December 2022, including the achievement of EBITDA targets and continued employment through 2027.

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2025, and changes during the year ended December 31, 2025 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding as of January 1, 2025	3,693	252.74	5.94
Granted	44	1,783.5
Exercised	(2,935)

Outstanding as of December 31, 2025	802	1,237.7	4.94

Exercisable as of December 31, 2025	656	1,158.1	4.94

As of December 31, 2025, there was $85 of total unrecognized compensation cost related to non-vested options of Comm-IT Solutions, which is expected to be recognized in full over a weighted average period of 1 year.

The options outstanding as of December 31, 2025, have been separated into exercise price categories, as follows:

Ranges of Exercise price	Options outstanding	Weighted average remaining contractual life	Options exercisable	Weighted average exercise price of exercisable options
$		(Years)		$
37.96	183	4.94	183	38
1,591.56	609	4.94	473	1,591.56
	802	4.94	656	1,158.1

Employee benefits consist of post-employment benefits, other long-term benefits and termination benefits.

a)	Post-employment benefits:

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

b)	Composition of defined benefit plans is as follows:

	December 31,
	2025	2024
Defined benefit obligation	$90,272	$81,216
Fair value of plan assets	(84,725)	(70,978)
Net defined benefit liability	$5,547	$10,238

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 21:- Commitments and Contingencies

a)	Liens:

1)	Liens have been incurred by Formula over a certain portion of the Matrix’s shares which it held. As of December 31, 2025 Formula has collateral in connection with the Series C Secured Debentures and Series D Secured Debentures issued by Formula on the TASE (see Note 17).

2)	Composition of pledged shares of Matrix owned by Formula as of December 31, 2025:

	December 31, 2025
	Formula’s Series D Secured Debentures	Formula’s Series C Secured Debentures
Matrix ordinary shares, par value NIS 1.0 per share	2,350,272	2,265,931

In August 2022, following the private placement of an additional NIS 200,000 thousand par value Series C Secured Debentures. Following the transactions carried out with Sapiens and Magic (see Notes 13 and 26), and upon the partial repayment of the bond principal, the pledged shares of Sapiens and Magic were substituted with shares of Matrix, and a portion of the pledged shares of Matrix was released, respectively, all subject to the terms as defined on the deed of trust. As of December 31, 2025, Formula pledged 2,265,931 shares of Matrix (see Note 17).

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

In September 2024, following the private placement of an NIS 150,000 thousand par value Series D Secured Debentures. Following the transactions carried out with Sapiens and Magic (see Notes 13 and 26), the pledged shares of Sapiens and Magic were substituted with shares of Matrix, all subject to the terms as defined on the deed of trust. As of December 31, 2025, Formula pledged 2,350,272 shares of Matrix (see Note 17).

During 2025 Michpal pledged the shares of its subsidiary, Mishmarot (See note 3), as collateral to secure the repayment to an Israeli financial institution.

b)	Guarantees:

As of December 31, 2025, the Group provided performance bank guarantees in an aggregate amount of approximately $53,300 as security for performance of various contracts with customers and suppliers. As of December 31, 2025, the Group provided bank guarantees in an aggregate amount of approximately $5,600 as security for rent to be paid for its leased offices. As of December 31, 2025, the Group had restricted bank deposits in an aggregate amount of $900 in favor of the above-mentioned bank guarantees. In addition, The Company and its subsidiaries provided certain cross guaranties in favor of certain subsidiaries in the Group.

Each of Matrix, Magic Software, Michpal and Formula provides cross guarantees to its subsidiaries.

c)	Covenants:

In connection with the Group’s debentures and credit facility agreements with banks and other financial institutions, as of December 31, 2025, the Group committed to the following:

1)	Formula

i)	Formula’s Debentures

In accordance with Formula’s indenture for its Series C and Series D Secured Debentures, Formula has undertaken to comply with the following financial covenants and obligations:

A covenant not to distribute dividends unless (i) Formula shareholders’ equity attributable to Formula Systems shareholders is at least $370,000; (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 50% of net CAP (defined as financial indebtedness, net, plus shareholders’ equity); (iii) the aggregate amount of distributions from January 1, 2022 shall not exceed the aggregate amount of net income for the year ended December 31, 2021 together with 75% of accumulated profits from January 1, 2022 until the respective distribution date; and (iv) no event of default shall have occurred.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

Financial covenants, including: (i) the equity attributable to Formula Systems shareholders, as reported in Formula’s annual or quarterly financial statements, shall not be less than $325 million (as of December 31, 2025, Formula equity attributable to Formula Systems’ shareholders was approximately $1,363,137); (ii) Formula’s net financial indebtedness (financial indebtedness offset by cash, marketable securities, deposits and other liquid financial instruments) shall not exceed 65% of net CAP (defined as financial indebtedness, net, plus total equity) (as of December 31, 2025 Formula’s net financial indebtedness was (87.45%) of net CAP); (iii) the ratio of Formula’s net financial indebtedness to the last twelve-months period EBITDA will not exceed 5 (all based on the Company’s quarterly and annual consolidated financial statements) (as of December 31, 2025 the ratio of Formula’s net financial indebtedness to EBITDA was (4.63)); and (iv) at all times, Formula’s cash balance on a stand-alone basis will not be less than the semi annual interest payments for the unpaid principal amount of Series C and Series D Secured Debentures (as of December 31, 2025 Formula’s cash balances exceed the semi annual interest payments amount). Standard events of default, including, among others:

1.	Suspension of trading of the debentures on the TASE over a period of 60 days;

2.	If the rating of the debentures is less than BBB- by Standard and Poors Maalot or equivalent rating of other rating agencies;

3.	Failure to have the debentures rated over a period of 60 days;

4.	If there is a change in control without consent of the rating agency; and

5.	If Formula fails to continue to control any of its subsidiaries;

2)	Matrix

A.	In the context of Matrix’s engagements with banks and financial institutions for its credit facilities, Matrix has undertaken to comply with the following financial covenants, as they are expressed in its financial statements:

(i)	The total rate of Matrix’s financial debts and liabilities to banks with the addition of debts in respect of debentures that have been and/or will be issued by Matrix and shareholders’ loans that have been and/or will be granted to Matrix (collectively, the “debts”) will not exceed 40% of its total balance sheet.

(ii)	The ratio of Matrix’s net debt to the annual EBITDA will not exceed 3.5.

(iii)	Matrix’s equity shall not be lower than NIS 275,000 thousand (approximately $86,207) at all times.

(iv)	Matrix’s cash and cash equivalents and short-term bank deposits shall not be less than NIS 50,000 thousand (approximately $15,674). In the context of Matrix’s issuance of Commercial Securities which are not listed, Matrix committed to maintain at least NIS 450,000 thousand (approximately $141,066) of liquid assets including unused approved bank credits. Such liquid assets should account for not less than NIS 200,000 thousand of cash and cash equivalent and short-term bank deposit (approximately $62,696).

(v)	Matrix has committed that the rate of ownership and control of Matrix-Systems Ltd. shall never be below 50.1%.

(vi)	Matrix will not create any pledge on all or part of its property and assets in favor of any third party and will not provide any guarantee to secure any third party’s debts as they are today and as they will be without the banks’ consent (except for a first-rate fixed pledge on an asset which acquisition will be financed by a third party and which the pledge will be in his favor).

(vii)	Matrix will not sell and/or transfer all or part of its assets to others in any manner whatsoever without the banks’ advance written consent unless it is done in the ordinary course of business.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

B.	Matrix Series B Debentures:

In accordance with Matrix’s indenture for its Series B Debentures, Matrix has undertaken to comply with the following financial covenants and obligations:

(i)	Matrix shareholders’ total equity (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined in Matrix’s Series B Debentures’ deed of trust) shall not be less than NIS 275,000 thousand (approximately $86,207) Series B Debentures, or NIS 400,000 thousand (approximately $125,392) for Convertible Debentures, respectively. As of December 31, 2025, Matrix shareholders’ total equity (all based on Matrix’s 2025 annual consolidated financial statements, and as defined in Matrix’s Series B Debentures’ deed of trust) was approximately NIS 1,214,593 thousand (approximately $380,750).

(ii)	Matrix’s net financial indebtedness (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined in Matrix’s Series B Debentures’ deed of trust) shall not exceed 45% of Matrix total assets (all based on Matrix’s quarterly or annual consolidated financial statements, and as defined in Matrix’s Series B Debentures’ deed of trust). As of December 31, 2025, Matrix’s net financial indebtedness (all based on Matrix’s 2025 annual consolidated financial statements, and as defined in Matrix Series B Debentures’ deed of trust) was (3.3%) of total assets.

(iii)	The ratio of Matrix’s net financial indebtedness (as defined in Matrix’s Series B Debentures’ deed of trust) to the last twelve-months period EBITDA (as defined in Matrix Series B Debentures’ deed of trust) will not exceed 5 (all based on Matrix’s quarterly and annual consolidated financial statements). As of December 31, 2025, the ratio of Matrix’s net financial indebtedness to EBITDA (all based on Matrix’s 2025 annual consolidated financial statements, and as defined in Matrix’s Series B Debentures’ deed of trust) was (0.21).

3)	Magic Software

Under the terms of the loans with an Israeli financial institution, Magic Software has undertaken to comply with the following financial covenants, as they will be expressed in its consolidated financial statements:

(i)	Magic Software’ equity will not be lower than $150 million (one hundred and fifty million U.S. Dollars at all times);

(ii)	The ratio of Magic Software’ total financial debts less cash to total assets will not exceed 30%; and

(iii)	The ratio of Magic Software’s total financial debts less cash, short-term deposits and short-term marketable securities to operating income will not exceed 3.25.

4)	Michpal

Under the terms of the loans with an Israeli financial institution, Michpal has undertaken to comply with financial covenants.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2025, each of Formula, Matrix, Magic Software and Michpal complied with all of its financial covenants.

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

On January 24, 2023, the Company submitted a request for dismissal in limine of the motion to certify due to a change in the factual grounds of the motion including, among other things, the reapproval of the compensation given to the CEO by a new and independent board of directors made on January 15, 2023. The court asked the other parties to respond to the request for dismissal by March 1,2023. A cross examinations hearing was held on January 31, 2023. On March 1, 2023, the other respondents to the motion to certify submitted their responses to the request for dismissal in which they supported the request. On March 8, 2023, Olir filed its objection to the dismissal in limine. On April 13,2023 the Company submitted its response to Olir’s response. On September 18, 2023 Olir filed its briefs. On December 3, 2023, the Company filed a motion to render a decision in the motion to dismiss in limine. On December 5, 2023 the court granted the Company with a motion to dismiss in limine, and ordered the Company to pay Olir’s costs in the amount of NIS 45 thousand. On January 25, 2024 Olir filed and appeal against the District Court’s decision, with the Supreme Court. Olir failed to attach to its appeal the pleadings regarding the motion to dismiss. On March 26, 2024 the Company and all other respondents notified the Supreme Court that they believe that Olir acted in bad faith and contrary to the rules of law, when it did not attach essential documents to the notice of appeal and drafted a misleading notice of appeal. The respondents argued that those actions had real implications on the pre-appeal hearing, as the court lacked the respondents’ position and claims. Therefore, the respondents requested that their position be heard at a bench hearing of the court. On October 22, 2025, all the respondents filed their response to the appeal. A bench hearing is now scheduled for July 15, 2026.. At this stage of the proceedings, we believe that the chances for the approval of Olir’s Motion to Certify are low.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

2)	On December 24, 2019, a motion for the approval of a class action (#60508-02-20), in an amount of NIS 793,800 thousands (approximately $217,658), was filed against our subsidiary ZAP Group with the Israeli district court (central district), claiming that ZAP Group had allegedly generated income illegally from paying customers through the ‘ZAP’s price comparison’ website. At the pre-trial hearing, it was decided that the plaintiffs would file an explanation to the court as to why they believed they were fit to serve as class action plaintiffs and why they had performed prohibited clicks on their competitor’s websites through ZAP Group’s website. In addition, the plaintiffs were requested to update whether they were willing to reduce the amount of the claim. On July 15, 2021, the plaintiffs filed a motion to reduce the amount of the claim to NIS 63,000 thousands (approximately $17,274). On December 15, 2021, a pre-trial hearing took place, in which the court clarified that it does not intend to interfere with ZAP Group’s business considerations regarding the click filtering mechanisms that it operates. The court recommended that the plaintiffs reach an agreed solution with ZAP Group on the issue of the necessary disclosure that ZAP Group should include in its contracts with customers (as available on its website). The parties were requested to file a joint notice in accordance with the court’s recommendation by January 15, 2022. The plaintiffs submitted a request for an extension to file the notice. On April 5, 2022, the plaintiffs filed a notice with the court stating that they had not reached agreements with ZAP Group and therefore seek to set the case for evidentiary hearing. On December 12, 2022 the parties filed a joint notice with the court stating their agreement to initiate a mediation process. A mediation meeting took place on February 6, 2023. The mediation ended without the parties reaching an agreement. As a result, evidentiary hearings were held between March 6, 2024, and July 10, 2024, during which expert and fact witnesses from both sides were examined. Subsequently, deadlines were set for the submission of the parties’ summations. On August 8, 2024, the parties informed the court that they had reached an agreement to refer the matter to a mediation process before another judge of the same court. Accordingly, mediation sessions were scheduled to take place on December 11, 2024, and January 21, 2025, before Judge Rami Haymovitz. On March 3, 2025, the plaintiffs’ counsel informed the court that there had been disagreements between the defendants and their counsel over the course of the mediation, and requested that the court determine as to whether they could continue to represent the plaintiffs in the case. On March 24, 2025, as a result of a hearing, the court requested that the plaintiffs’ counsel and Zap Group propose terms for a settlement of the litigation on or before June 4, 2025 that the plaintiffs could review and determine whether to accept. On May 20, 2025, the plaintiffs filed a motion with the court seeking to replace their legal representation and to dismiss their current class counsel, citing a breakdown in trust and lack of adequate representation. In addition, the plaintiffs requested that the court suspend any judicial decision in connection with the proposed settlement arrangement until such replacement of counsel is completed. On May 22 and May 26, 2025, responses opposing the plaintiffs’ motion were filed by the existing class counsel (whom the plaintiffs sought to replace) and by Zap Group. On June 9, 2025, the court issued a decision determining that the process relating to the settlement arrangement would continue. The court further instructed the parties to submit a settlement agreement by July 8, 2025, and indicated that only following its submittal it would determine how to proceed, including how to address the plaintiffs’ request to replace their representation and the continued management of the case. On July 22, 2025, the court held a hearing and determined that the plaintiffs’ arguments would be heard only after the submission of responses to the motion for approval of the class action. On August 5, 2025, Zap and the existing class counsel filed a motion for approval of a proposed settlement arrangement. The court instructed that the motion be forwarded to the Attorney General for review and that the plaintiffs be permitted to submit their responses within the prescribed timeframe. On November 16, 2025, the court issued a decision instructing the publication of a notice regarding the proposed settlement arrangement and declined to dismiss it outright at that stage. The court further determined that the position of the Israeli Attorney General, as well as any objections submitted by the plaintiffs, would be considered prior to any final decision regarding approval of the settlement arrangement. Following the publication of the proposed settlement arrangement in accordance with the court’s instructions, including publication in newspapers and on Zap Group’s websites, the position of the Attorney General was expected to be submitted by March 8, 2026. However, due to the situation in Israel, such position had not yet been submitted as of that date. As this claim was filed against Zap Group prior to its acquisition by Formula, any potential liability of Zap Group resulting from the proceedings is covered by the indemnification obligations of the former shareholders of Zap Group to Formula.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- COMMITMENTS AND CONTINGENCIES (Cont.)

3)	On December 30, 2021, Ronen Har Even, Galit Har Even and TV Center Ltd. (the “Plaintiffs”) submitted a monetary claim in the sum of NIS 24,500 thousands (approximately $7,000) and a claim for the grant of a mandamus order against ZAP Group, in the District Court at Haifa (the “Claim”). The Plaintiffs allege that ZAP Group constitutes a monopoly in the provision of price comparison services in the online arena in Israel, and excluded the Plaintiffs’ business from the E-commerce arena in Israel. According to the Plaintiffs, ZAP Group prevented price comparisons between the prices of the Plaintiffs’ televisions and the prices of the televisions of the official importers, by causing systemic manipulations aimed at excluding the television models sold by the Plaintiffs and blurring the fact that they are cheaper in the search results. As mentioned in the Statement of Claim, concurrent with submission of the Claim, on April 19, 2021, the Plaintiffs submitted a complaint against ZAP Group to the Israel Competition Authority, and on August 18, 2021 and October 21, 2021, submitted supplements to the aforesaid complaint. On June 1, 2022, Zap Group submitted a statement of defense, denying the Plaintiffs’ allegations and in particular the Plaintiffs’ argument that Zap Group has a monopoly in the provision of price comparison services in the online arena in Israel. Following discovery and pre-trial hearings, the Plaintiffs and ZAP Group submitted affidavits of primary testimony in June 2024 and July 2024, respectively. On January 28, 2025, evidentiary hearings began. The court ordered the plaintiffs to complete witness testimony by March 1, 2025, and scheduled further hearings through October 2025. On May 25, 2025, the Plaintiffs filed a motion to submit additional evidence, attaching the proposed evidence to their motion. On June 15, 2025, Zap Group filed its response, strongly opposing the motion to admit additional evidence. On June 26, 2025, the court issued a ruling denying the Plaintiffs’ motion to submit additional evidence and ordering the Plaintiffs to pay costs in favor of the Company in the amount of NIS 2,500. On July 10, 2025, Zap Group filed a motion with the court to strike the statement of claim, or in the alternative, to determine that only the evidence that had been admitted into the record shall be used and shall be binding in the framework of the proceedings. The Plaintiffs were required to submit their response to the motion to strike by August 25, 2025. On September 28 and 29, 2025, evidentiary hearings were held, during which the lead Plaintiff, Ronen Har Even, was examined. On October 20, 2025, an additional evidentiary hearing was held, at which the Plaintiffs’ expert witness, who had submitted an expert opinion regarding Zap Group’s alleged monopoly status in the price comparison sector, was examined. The court scheduled an additional evidentiary hearing for November 27, 2025, at which an additional expert witness who had submitted an opinion on behalf of the Plaintiffs was examined, along with five additional witnesses on behalf of the Plaintiffs. Following the conclusion of the Plaintiffs’ testimony, Zap Group submitted its witness affidavits. Evidentiary hearings were scheduled for March 17, 2026 and April 29, 2026. Due to the security situation in Israel, the hearing scheduled for March 17, 2026 was cancelled and replaced with a second evidentiary hearing scheduled for May 5, 2026. On February 24, 2026, the Plaintiffs’ legal counsel filed a motion to withdraw from representation. As of the date of this filing, the Plaintiffs are representing themselves without formal legal representation. At the current stage of proceedings, it is not possible to estimate the outcome of the claim.

4)	In November 2023, “Safra”, a subsidiary of ZAP Group, was added as defendant to a lawsuit filed by the estate of the deceased Klil Kimchi, who died in an accident in a swimming pool in a private house during a social event organized by Safra and another company. The deceased was invited as a guest of the other company. The total claim is for an amount of NIS 9.645 million. The other company has filed a third-party notice against Safra. As of May 7, 2024, Safra submitted a statement of defense as well as a third-party notice on its behalf, and no statements of defense have yet been submitted to the third-party notice submitted by the company. On November 14, 2024, a preliminary hearing was held in court, during which the judge suggested that the parties settle the case by paying compensation to the plaintiff. On July 3, 2025, a settlement agreement was executed between the parties, pursuant to it was determined that Safra would pay the plaintiff an amount of approximately NIS 221.9 thousands (approximately $69.2 thousands). Pursuant to incident (in which the deceased died) taking place before Zap Group acquired Safra; therefore, the liability of Zap Group resulting from the proceedings was covered by the indemnification obligations of the former shareholders of Safra to Zap Group. Following the payment, the proceedings against Safra were dismissed.

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

e)	Insurance:

The Company and its subsidiaries and affiliates insure themselves in bodily injury and property damage insurance policies, including third party, professional liability and employer’s liability insurance policies. Formula, Sapiens (until the Transaction with Adnent— for further information see Note 13), Magic Software, ZAP Group, Insync, Michpal, Shamrad, Ofek and Hashahar directors and officers (D&O) are insured under an “umbrella” policy for insurance of directors and officers including D&O side A DIC policy (another layer of protection for officers) acquired by the Company for itself and its subsidiaries, for a period of 12 months from February 14, 2025.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- equity

The composition of the Company’s share capital is as follows:

	December 31, 2025			December 31, 2024
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding

Ordinary shares, NIS 1 par value each	25,000,000	15,901,287	15,332,667	25,000,000	15,901,287	15,332,667

a.	Formula’s ordinary shares, par value NIS 1 per share, are traded on the TASE, and Formula’s ADSs, each representing one ordinary share, are traded on the NASDAQ.

b.	Formula holds 568,620 of its own ordinary shares.

c.	In May 2023, Formula declared a cash dividend of approximately NIS 35,265 thousand (approximately $9,605) or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on June 5, 2023 that was paid on June 22, 2023.

d.	In March 2024, Formula declared a cash dividend of approximately NIS 35,265 thousand (approximately $9,614 or NIS 2.3 per share (approximately $0.63 per share) to shareholders of record on April 4, 2024 that was paid on April 18, 2024.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:- equity (Cont.)

e.	In August 2024, Formula declared a cash dividend of approximately NIS 35,572 thousand (approximately $9,466) or NIS 2.32 per share (approximately $0.63 per share) to shareholders of record on September 12, 2024 that was paid on September 26, 2024.

f.	In March 2025, in accordance with the Company’s dividend distribution policy , the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 3.45 per share (approximately $0.94 per share) and in an aggregate amount of approximately NIS 52,898 thousand (approximately $14,414). The total cash dividend was paid on May 14, 2025.

g.	In May 2025, in accordance with the Company’s dividend distribution policy , the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.57 per share (approximately $0.44 per share) and in an aggregate amount of approximately NIS 24,072 thousand (approximately $6,743). The total cash dividend was paid on July 22, 2025.

h.	In August 2025, in accordance with the Company’s dividend distribution policy , the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.69 per share (approximately $0.50 per share) and in an aggregate amount of approximately NIS 25,912 thousand (approximately $7,666). The total cash dividend was paid on October 28, 2025.

i.	In November 2025, in accordance with the Company’s dividend distribution policy , the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.64 per share (approximately $0.50 per share) and in an aggregate amount of approximately NIS 25,146 thousand (approximately $7,716). The total cash dividend was paid on January 13, 2026.

j.	On March 26, 2026, in light of Formula’s results for the fiscal year ended December 31, 2025, and in particular the completion of the acquisition of Sapiens by Advent in December 2025, Formula’s board of directors announced its intention to declare a special cash dividend to Formula’s shareholders in an aggregate amount of up to $200 million, following the filing of Formula’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is expected by mid-May 2026. The actual declaration of such dividend, including the determination of the record date and payment date, remains subject to the board’s final approval and satisfaction of the conditions for dividend distribution under Israeli law. For further information see Note 26.

k.	For further information concerning Formula’s employees and officers share-based plans, see Note 20.

l.	See Note 26 about subsequent events.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 23:- TAXES ON INCOME

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2025, 2024 and 2023. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the Law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (the “2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A - 7.5% tax rate). In order to qualify as a Preferred Technological Enterprise certain criteria must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets. The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (“SPTE”) (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

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

In November 2022, Magic Software elected to benefit from the Temporary Order and pay the reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25,022 thousand (approximately $7,100), and accordingly recognized deferred tax liability of NIS 2,502 (approximately $711), which was subsequently realized upon the actual filing of the application in 2022 and the payment of related taxes. As a result, as of December 31, 2022 all of Magic Software’s trapped earnings were released.

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

The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2025 and 2024 was $173,030 and $253,637, respectively. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

The amount of cash and cash equivalents held by the Group’s non-Israeli subsidiaries and would have been subject to income taxes if distributed as dividend as of December 31, 2025 and 2024 was $94,420 and $81,975, respectively.

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

As of December 31, 2025, Formula and its subsidiaries have cumulative losses for tax purposes totaling approximately $80,446, of which $71,627 was in respect of Israeli subsidiaries and approximately $8,819 of which was in respect of subsidiaries abroad.

1)	Formula

As of December 31, 2025, Formula stand-alone had cumulative carry forward tax losses in Israel totaling approximately NIS 96,026 thousand (approximately $30,102), which can be carried forward and offset against taxable income in the future for an indefinite period.

2)	Matrix

As of December 31, 2025, certain subsidiaries of Matrix had operating carry-forward tax losses totaling approximately NIS 18,103 thousand (approximately $5,675), which resulted from Israeli operations and as such can be carried forward and offset against taxable income in the future for an indefinite period.

3)	Magic Software

As of December 31, 2025, certain subsidiaries of Magic Software had operating carry forward tax losses totaling approximately $18,344, which can be carried forward and offset against taxable income in the future for an indefinite period.

4)	ZAP Group

As of December 31, 2025, ZAP Group and certain of its subsidiaries had carry-forward tax losses totaling approximately NIS 53,000 thousand (approximately $16,614), which can be carried forward and offset against taxable income in the future for an indefinite period.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

5)	Michpal

As of December 31, 2025, Michpal Group had carry-forward tax losses totaling approximately NIS 633 thousand (approximately $198) which can be carried forward and offset against taxable income in the future for an indefinite period.

6)	Formula Infrastructure

As of December 31, 2025, Formula Infrastructure had carry-forward tax losses totaling approximately NIS 29,073 thousand (approximately $9,114) which can be carried forward and offset against taxable income in the future for an indefinite period.

7)	Insync

As of December 31, 2025, Insync had carry-forward tax losses totaling approximately $398 can be carried forward and offset against taxable income in the future for an indefinite period.

8)	As of December 31, 2025 Ofek, Shamrad and Hashahar did not have any carry forward tax losses.

e.	Income tax assessments:

Formula and its subsidiaries are routinely examined by various tax authorities. Below is a summary of the income tax assessments of Formula and its subsidiaries:

1)	Formula

Formula has received final tax assessments (or assessments that are deemed final) through the tax year 2020.

2)	Matrix

Matrix and part of its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2020.

3)	Magic Software

Magic Software and part of its Israeli subsidiaries have received final tax assessments through the year 2019.

4)	Michpal

Michpal and part of its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2020, except for one subsidiary whose latest tax assessment is up to the 2019 tax year.

5)	ZAP Group

ZAP Group and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2022.

6)	Other than those aforementioned subsidiaries, all other Formula’s subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2020, except for one subsidiary whose latest tax assessment is up to the 2019 tax year.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:- TAXES ON INCOME (Cont.)

f.	Deferred tax liabilities, net:

1)	Presentation in consolidated statements of financial position:

	December 31,
	2025	2024
Deferred tax assets	$26,915	$33,850
Deferred tax liabilities	(83,426)	(42,894)
	$(56,511)	$(9,044)

2)	Composition:

	December 31,
	2025	2024
Net operating losses carried forward	$5,347	$7,494
Intangible assets, fixed asset and right-of-use assets	(31,745)	(33,526)
Lease liabilities	1,085	1,309
Differences in measurement basis (cash basis for tax purposes)	-	1,228
Deferred taxes on investments where the group does not control the timing of reversal	(47,505)	-
Other	16,307	14,451
	$(56,511)	$(9,044)

g.	Pre-tax income:

	Year ended December 31,
	2025	2024	2023

Domestic (Israel)	$112,257	$128,132	$99,902
Foreign	34,132	30,733	33,352

Total	$146,389	$158,865	$133,254

h.	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2025	2024	2023

Current taxes	$50,825	$44,900	$37,486
Deferred taxes	(10,366)	(6,127)	(5,652)

Total	$40,459	$38,773	$31,834

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

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Group’s consolidated statements of profit or loss:

	Year ended December 31,
	2025	2024	2023

Income before income taxes, as per the statement of operations	$146,389	$158,865	$133,254

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	33,669	36,539	30,648

Non-deductible expenses (non-taxable income) net and tax-deductible costs not included in the accounting costs	8,521	3,391	2,081
Effect of different tax rates	1,304	(1,781)	(874)
Effect of “Approved, Beneficiary or Preferred Enterprise” status	(1,403)	-	-
Deferred taxes on current losses (utilization of carry forward losses) and temporary differences for which a valuation allowance was provided, net	933	691	(1,592)
Taxes in respect of prior years	(1,128)	(942)	558
Uncertain tax positions	914	-	-
Tax benefit for a depreciable asset recognized for tax purposes	(1,497)	-	-
Other	(854)	875	1,013

Taxes on income	40,459	38,773	$31,834

j.	Uncertain tax positions:

A reconciliation of the beginning and ending amount of total unrecognized tax benefits in Formula’s subsidiaries is as follows:

Balance as of January 1, 2024	$10,843
Decrease in tax positions	(1,041)
Increase in tax positions	2,412
Statue limitation	(2,522)
Balance as of December 31, 2024	$9,692
Decrease in tax positions	(981)
Increase in tax positions	4,160
Statue limitation	(1,048)
Deconsolidation	(9,870)
Balance as of December 31, 2025	1,953

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

The entire balance of unrecognized tax benefits, if recognized, would reduce the Group’s annual effective tax rate.

Note 24:- Supplementary Financial StatementS Information

a.	Composition of non-controlling interest in material partially-owned subsidiaries:

	December 31,
	2025	2024
Matrix and its subsidiaries	$210,459	$182,340
Sapiens and its subsidiaries	-	357,954
Magic Software and its subsidiaries	168,020	167,286
Other	46,060	2,427
	$424,539	$710,007

b.(1)	Revenue by products and services was as follows:

	Year ended December 31,
	2025	2024	2023

Proprietary software and related services	$208,694	$185,793	$178,844
Other products and third party	683,989	534,869	503,325
Services	1,734,441	1,497,772	1,428,278
	$2,627,124	$2,218,434	$2,110,447

b.(2)	Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2025	2024	2023

Products and services transferred over time	$2,277,643	$1,852,193	$1,749,466
Products transferred at a point in time	349,481	366,241	360,981
	$2,627,124	$2,218,434	$2,110,447

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

c.	Selling, marketing, general and administrative expenses:

	Year ended December 31,
	2025	2024	2023
Wages and related expenses	$190,677	$163,870	$164,235
Depreciation and amortization	71,327	47,503	46,306
Subcontractors	9,752	5,641	8,073
Advertising	8,651	12,818	13,888
Maintenance and other expenses	31,581	19,884	16,162
Total Selling, marketing, general and administrative expenses	$311,988	$249,716	$248,664

d.	The following table provides detailed breakdown of the Group’s financial income and expenses:

	Year ended December 31,
	2025	2024	2023
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$13,321	$356	$775
Interest expenses on loans and borrowings	18,670	17,865	18,540
Financial costs related to Debentures	5,009	3,552	3,928
Interest expenses attributed to IFRS 16	6,749	4,851	5,402
Bank charges, negative foreign exchange differences and other financial expenses	19,838	8,297	7,002
	$63,587	$34,921	$35,647

	Year ended December 31,
	2025	2024	2023
Financial income:
Interest income from deposits, positive foreign exchange differences and other financial income	$13,599	$10,454	$10,857

Financial expenses, net	$49,988	$24,467	$24,790

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

e.	Geographical information:

1)	The Group’s property, plant and equipment is located as follows:

	December 31,
	2025	2024

Israel	$45,772	$44,361
United States	828	2,992
Europe	641	924
Japan	126	129
Other	247	3,389

Total	$47,614	$51,795

2)	Revenues:

The Group’s revenues classified by geographic area (based on the location of customers) are as follows:

	Year ended December 31,
	2025	2024	2023
Israel	$2,092,849	$1,725,764	$1,578,696
International:
United States	435,800	387,864	435,184
Europe	83,866	88,000	81,580
Japan	11,920	12,673	10,847
Other (mainly Asia pacific)	2,689	4,133	4,140
Total	$2,627,124	$2,218,434	$2,110,447

See Note 2(13) regarding the transaction prices allocated to performance obligation.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 24:- Supplementary Financial StatementS Information (Cont.)

f.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Group:

	Year ended December 31,
	2025	2024	2023

Net income attributable to Formula’s shareholders (basic):
From continued operations	$36,514	$48,543	$35,739
From discontinued operations	569,965	31,127	28,275
Net income attributable to Formula’s shareholders (basic)	$606,479	$79,670	$64,014

Net income attributable to Formula’s shareholders (Diluted):
From continued operations	$36,316	$48,471	$35,672
From discontinued operations	569,866	31,056	28,206
Net income attributable to Formula’s shareholders (Diluted)	606,182	$79,527	$63,878

Earnings per share from continued operations (basic)	$2.39	$3.18	$2.34
Earnings per share from discontinued operations (basic)	37.24	2.04	1.85
Earnings per share (basic)	$39.63	$5.22	$4.19

Earnings per share from continued operations (diluted)	$2.30	$3.10	$2.30
Earnings per share from discontinued operations (diluted)	36.09	1.99	1.82
Earnings per share (diluted)	$38.39	$5.09	$4.12

Number of shares used in computing:
Earnings per share (basic)	15,308,764	15,304,610	15,301,392
Earnings per share (diluted)	15,786,901	15,636,664	15,498,101

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 25:- operating segments

a.	General:

The Group is engaged through nine directly-held subsidiaries— Matrix; Magic Software; Michpal; ZAP Group; Insync; Ofek; Shamrad; Hashahar; Formula Infrastructure— and one jointly controlled entity, TSG, in providing software services, proprietary and non-proprietary software solutions, software product marketing and support, computer infrastructure and integration solutions and training and integration.

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

Matrix operates through its directly and indirectly held subsidiaries in the following segments: (1) Information Technology (IT) Software solutions and services, Consulting & Management in Israel; (2) Information Technologies (IT) Software solutions and services in the U.S.; (3) Computer and cloud infrastructure and integration solutions; and (4) Software product marketing and support.

Information Technologies (IT) and services, Consulting & Management in Israel:

The software solutions and services in Israel provided by Matrix consist mainly of providing tailored software solutions and upgrading and expanding mainly existing large-scale software systems. These services include, among others, developing customized software, adapting software to the customer’s specific needs, implementing software and modifying it based on the customer’s needs, outsourcing, software project management, software testing and QA and integrating all or part of the above elements. Furthermore, the activity in this segment includes project management consulting services and multi-disciplinary operational and engineering consulting services, including supervision of complex engineering projects, all according to client specific needs as the scope of work invested in each element varies from one customer to the other. Starting from the financial statements for the year 2024, Matrix presents its training and implementation operations — which were previously reported as a separate operating segment and represented approximately 3.4% and 2.9% of Matrix’s total revenues and operating income, respectively, in 2023 — as part of the “IT Solutions, Consulting and Management Services in Israel” segment. This change follows developments in the economic environment and, accordingly, changes in the business mix of the training and implementation segment, such that the economic characteristics, nature of services, and types of customers are now similar to those of the IT Solutions, Consulting and Management Services segment in Israel. In 2025, activity in software solutions and value-added services in Israel accounted for approximately 60% of Matrix’s revenues and approximately 53.8% of its operating income.

Information Technologies (IT) and services in the United States:

Matrix’s activities in this segment are performed by two lines of business – Matrix US Holdings and Xtivia. The two line of business primarily provide software solutions and services of Governance Risk and Compliance (“GRC”) experts, including activities on the following topics: risk management, management and fraud prevention, anti-money laundering, trade surveillance as well as, specialized advisory services in the area of compliance with financial regulation and operational services, as well as solutions and specialized technological services in areas such as: portals, BI (Business Intelligence), DBA (Data Base Administration), CRM (Customer Relation Management) and EIM (Enterprise Information Management). Furthermore, the activity in this segment includes dedicated solutions for the GovCon Government contracting market, IT help desk services specializing in healthcare and software product distribution services particularly IBM, BMC and Atlassian products to customers in the public-government sector in the U.S,. In 2025, the activity in the U.S. accounted for approximately 7.2% of Matrix’s revenues and approximately 12.8% of its operating income.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 25:- operating segments (Cont.)

Computer and cloud infrastructure and integration solutions:

Matrix’s activities in this segment, is primarily providing computer solutions to computer and communications infrastructures, marketing and sale of computers and peripheral equipment to business customers, providing related services, and cloud computing solutions (through the business specializing unit of the Company - Cloud Zone) and a myriad of services and products regarding office automation and printing solutions, representation of global leading manufacturers of test and measurement equipment, communication and cyber and RF solutions, projects and integration in the field of automation, calibration services in advanced technologies, provision of industrial video and image processing solutions as well as Database services and Big data services (through the specialized business unit Data zone). In 2025, activity in computer and cloud infrastructure and integration solutions accounted for approximately 25.8% of Matrix’s revenues and for approximately 23.2% of its operating income.

Software product marketing and support:

Matrix’s activities in this segment include marketing, distributing and support for various software products, web world content management, database and data warehouse mining, application integration, database and systems, data management and software development tools. In 2025, activity in software product marketing and support accounted for approximately 6.9% of Matrix’s revenues and approximately 10.2% of its operating income.

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

b)	Consolidated Goodwill in material partially owned subsidiaries:

	December 31,
	2025	2024
Matrix and its subsidiaries	$321,264	$294,282
Sapiens and its subsidiaries	-	396,919
Magic Software and its subsidiaries	189,798	172,515
Michpal and its subsidiaries	86,174	70,636
ZAP Group and its subsidiaries	36,596	32,009
Other consolidated subsidiaries	12,411	8,719
	$646,243	$975,080

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

	Matrix	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total

Year ended December 31, 2025:
Revenues from external customers	1,810,605	625,438	57,650	38,429	220,489	(125,487)	2,627,124
Inter-segment revenues	2,934	858	(8)	-	260	(4,044)	-
Total revenues	1,813,539	626,296	57,642	38,429	220,749	(129,531)	2,627,124
Depreciation and amortization	57,678	21,297	11,177	27,878	10,429	(7,795)	120,664
Segment operating income	151,791	59,997	9,381	(24,248)	15,983	(10,379)	202,525
Unallocated corporate expenses							(6,148)
Total operating income							196,377
Financial expenses, net							(49,988)
Group’s share of profits of companies accounted for at equity, net							3,654
Taxes on income							(40,459)
Net income from continued operations							109,584
Net income from discontinued operations							559,480
Net income							669,064

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:- OPERATING SEGMENTS (Cont.)

	Matrix	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total

Year ended December 31, 2024:
Revenues from external customers	$1,500,863	$549,992	$42,960	$38,068	$170,315	$(83,764)	$2,218,434
Inter-segment revenues	7,597	2,528	21	-	102	(10,248)	-
Total revenues	$1,508,460	$552,520	$42,981	$38,068	$170,417	$(94,012)	$2,218,434
Depreciation and amortization	$50,496	$20,763	$6,843	$9,224	$8,240	$(5,894)	$89,672
Segment operating income	$121,665	$61,237	$8,723	$(4,939)	$11,449	$(6,490)	$191,645
Unallocated corporate expenses							(8,313)
Total operating income							$183,332
Financial expenses, net							(24,467)
Group’s share of profits of companies accounted for at equity, net							2,077
Taxes on income							(38,773)
Net income from continued operations							122,169
Net income from discontinued operations							71,621
Net income							$193,790

	Matrix	Magic Software	Michpal	ZAP Group	Other	Adjustments	Total

Year ended December 31, 2023:
Revenues from external customers	$1,416,283	$531,415	$36,912	$45,286	$156,662	$(76,111)	$2,110,447
Inter-segment revenues	3,579	3,637	-	-	525	(7,741)	-
Total revenues	$1,419,862	$535,052	$36,912	$45,286	$157,187	$(83,852)	$2,110,447
Depreciation and amortization	$55,230	$20,553	$4,801	$8,090	$7,950	$(5,582)	$91,042
Segment operating income	$106,831	$57,108	$6,366	$(3,126)	$9,492	$(8,149)	$168,522
Unallocated corporate expenses							(10,478)
Total operating income							$158,044
Financial expenses, net							(24,790)
Group’s share of profits of companies accounted for at equity, net							773
Taxes on income							(31,834)
Net income from continued operations							102,193
Net income from discontinued operations							63,539
Net income							$165,732

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- SUBSEQUENT EVENTS

1.	On February 24, 2026, Matrix IT Ltd. and Magic Software Enterprises Ltd., both subsidiaries of the Company, announced the completion of their merger agreement. The transaction, which was effected through a reverse triangular merger, resulted in Matrix acquiring all of the issued and outstanding share capital of Magic Software in consideration for the allotment of 28,861,564 ordinary shares of Matrix to Magic Software’s shareholders (approximately 0.588 Matrix ordinary shares for each Magic Software ordinary share). Following completion of the merger, Magic Software became a wholly owned (100%) subsidiary of Matrix, its shares were delisted from trading on Nasdaq and the Tel Aviv Stock Exchange, and it ceased to be a public company.

In connection with the merger process, on February 4, 2026, Matrix completed an issuance of convertible debentures (Series 2) with a par value of approximately NIS 297 million , for gross proceeds of approximately NIS 300.6 million. The debentures bear a fixed annual interest rate of 0.5%, are not linked to any index, and are repayable in a single installment on February 1, 2031. The debentures are convertible, from the date of their listing for trading until January 22, 2031, into ordinary shares of Matrix at a conversion ratio of NIS 180 par value per one ordinary share, subject to customary adjustments. Interest is payable semi-annually commencing August 1, 2026, through the maturity date.

The proceeds from the issuance were used, among other things, to finance the repayment of loans and accrued interest related to Magic Software’s bank credit facilities in the amount of approximately NIS 189.2 million, which were repaid upon completion of the merger. Loans in the amount of approximately NIS 38.2 million remained outstanding.

2.	Effective January 1, 2026, subsequent to the reporting period, the Company changed its functional currency from NIS to U.S. dollars, following a change in the primary economic environment in which the Company operates. Management assessed the relevant primary and secondary indicators in accordance with IAS 21 and determined that the U.S. dollar has become the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions, primarily reflected in the currency in which the Company holds and manages its monetary assets and conducts its financing activities. The change in functional currency is accounted for prospectively from the date of the change and, therefore, did not affect the Company’s financial statements for the year ended December 31, 2025. Since the Company’s presentation currency is already the U.S. dollar, no change was made to the presentation currency.

3.	On March 15, 2026, based on the results of the Fourth quarter ending December 31, 2025, Matrix’s board of directors approved the distribution of a cash dividend of NIS 0.79 per common share (approximately $0.25 per common share) for a total amount of approximately NIS 73,094 thousand (approximately $23,227) . The total cash dividend distribution was paid on May 5, 2026.

4.	On March 23, 2026, based on the results of the Fourth quarter ending December 31, 2025, Michpal’s board of directors approved the distribution of a cash dividend of NIS 0.31 per common share (approximately $0.01 per common share) for a total amount of approximately NIS 5,429 thousand (approximately $1,745) . The total cash dividend distribution was paid on April 14, 2026.

5.	On January 13, 2026, the Board of Directors of TSG approved a capital raising through a private placement to several investors in the amount of approximately NIS 192,000 thousand (approximately $60,900), as well as an additional capital raise of approximately NIS 92,000 thousand (approximately $29,197), subject to the exercise of options granted to investors in the same financing round. As a result of the private placement, our direct ownership interest in TSG Systems was diluted to 33.38, and was further diluted to 32.87% as a result of subsequent exercises of options by TSG Systems employees.

FORMULA SYSTEMS (1985) LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- SUBSEQUENT EVENTS (Cont.)

6.	On March 26, 2026, in light of Formula’s results for the fiscal year ended December 31, 2025, and in particular the completion of the acquisition of Sapiens by Advent in December 2025, Formula’s board of directors announced its intention to declare a special cash dividend to Formula’s shareholders in an aggregate amount of up to $200 million, following the filing of Formula’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is expected by mid-May 2026. The actual declaration of such dividend, including the determination of the record date and payment date, remains subject to the board’s final approval and satisfaction of the conditions for dividend distribution under Israeli law.

7.	On February 1, 2026, the Company, through its subsidiary Formula Infrastructure Ltd., completed the acquisition of two subsidiaries engaged in infrastructure services and engineering activities for total consideration of approximately NIS 95 million (approximately $ 30,744). The acquisitions include controlling interests of approximately 73% of the issued and outstanding share capital of M.L.B.S. Technologies Ltd, an Israel-based, provider of infrastructure services specializing in subsurface utility projects for telecommunications, transportation and municipal sectors and approximately 70% of the issued and outstanding share capital of David Barhom Engineers & Consultants Ltd, an Israeli-based engineering and consulting firm specializing in the planning and design of electrical, communications and control systems for infrastructure projects. The agreements include customary provisions, including earn-out adjustments and call and put option mechanisms linked to future financial performance.

8.	On January 19, 2026, the Company paid approximately NIS 371.1 million (approximately $ 117,454) in taxes relating to the sale of shares of Sapiens International Corporation N.V., which were classified as part of a disposal group held for sale and discontinued operations, as further described in Note 13 to the financial statements – Disposal Group Held for Sale and Discontinued Operations.

9.	In November 2025, Michpal entered into an agreement to acquire 60% of the share capital of JTG Human Resources Consulting Ltd., which together with its subsidiaries constitutes the Zviran Group, which provides advice and salary data, pension advice and benefits to employers, as well as human resources processes, for cash consideration of NIS 48 million (approximately $ 14,837), of which NIS 9.0 million (approximately $ 2,782), as well as additional consideration of up to NIS 8.4 million (approximately $ 2,597), are contingent on the results of the Zviran Group’s operations in the years 2026-2028. As of the reporting date, the conditions precedent for completion of the transaction had not yet been fulfilled and, therefore, the transaction had not been completed. Accordingly, no assets or liabilities in respect of the aforementioned transaction were recognized in the financial statements.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2023, and the related statements of profit or loss, comprehensive income, changes in equity, and cash flows and for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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